Form 20-F
Anghami Inc
filed 2022-02-09
CIK 1871983

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report February 3, 2022

Commission file number: 001-41263

ANGHAMI INC.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi,

United Arab Emirates

(Address of principal executive offices)

Edgard Maroun
16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

Telephone: +971 2 443 4317

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	ANGH	The Nasdaq Stock Market LLC
Warrants exercisable to purchase Ordinary Shares	ANGHW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by this shell company report.

On February 3, 2022, the issuer had 25,768,967 Ordinary Shares of par value $0.0001 each.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes   ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.   Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

i

EXPLANATORY NOTE

On February 3, 2022, Anghami Inc., an exempted company incorporated under the laws of the Cayman Islands (“Anghami Inc.” or the “Company”), consummated the previously announced business combination (the “Business Combination”) pursuant to the Business Combination Agreement (the “Business Combination Agreement”), dated March 3, 2021, by and among the Company, Vistas Media Acquisition Company Inc., a Delaware corporation (“VMAC”), Anghami, an exempted company incorporated under the laws of the Cayman Islands (“Anghami”), Anghami Vista 1, a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Vistas Merger Sub”), and Anghami Vista 2, a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Anghami Merger Sub”). Pursuant to the Business Combination Agreement, each of the following transactions occurred at the closing of the Business Combination in the following order:

●	immediately prior to the consummation of the Business Combination, VMAC sold 4,056,000 shares of its Class A common stock, par value $0.0001 per share (“VMAC Class A Common Stock”) for gross proceeds of $40,560,000 to the subscribers in the private placement (the “PIPE”);

●	immediately prior to the consummation of the Business Combination, VMAC issued 640,000 shares of VMAC Class A Common Stock (the “Share Based Payments”) and 152,800 warrants to purchase VMAC Class A Common Stock at an exercise price of $11.50 per share to certain service providers for services rendered in connection with the Business Combination;

●	VMAC and Vistas Merger Sub consummated the merger of Vistas Merger Sub with and into VMAC, with VMAC being the surviving company and continuing as a wholly-owned subsidiary of the Company;

●	Anghami and Anghami Merger Sub consummated the merger of Anghami Merger Sub with and into Anghami, with Anghami being the surviving company and continuing as a wholly-owned subsidiary of Anghami Inc.;

●	each outstanding share of VMAC’s Class A Common Stock, including the PIPE shares and the Share Based Payment shares, and Class B common stock, par value $0.0001 per share, was exchanged for one common ordinary share, par value of $0.0001 per share, of the Company (“Ordinary Shares”);

●	each issued and outstanding VMAC warrant to purchase VMAC Class A Common Stock ceased to represent a right to acquire shares of VMAC Class A Common Stock and was converted into the right to acquire the same number of Ordinary Shares, at the same exercise price and on the same terms as in effect immediately prior to the closing of the Business Combination; and

●	all ordinary shares of Anghami were exchanged for Ordinary Shares.

Following the closing of the Business Combination, the Company has 25,768,967 Ordinary Shares issued and outstanding, 10,947,800 warrants to purchase Ordinary Shares at an exercise price of $11.50 per share issued and outstanding and 500,000 warrants to purchase Ordinary Shares at an exercise price of $12.00 per share issued and outstanding.

As a result of the Business Combination, Anghami and VMAC have become wholly-owned subsidiaries of the Company. On February 4, 2022, the Company’s Ordinary Shares commenced trading on the Nasdaq Global Market under the symbol “ANGH” and the VMAC warrants to purchase VMAC Class A Common Stock that were converted into warrants to purchase Ordinary Shares of Anghami at an exercise price of $11.50 per share (“Pubco Warrants”) commenced trading on the Nasdaq Capital Market under the symbol “ANGHW.”

Except as otherwise indicated or required by context, references in this Form 20-F (the “Report”) to “we”, “us”, “our” or the “Company” refer to Anghami Inc., an exempted company incorporated under the laws of the Cayman Islands, and its consolidated subsidiaries.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Report and include statements regarding our intentions, beliefs or current expectations. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting Anghami Inc.. Factors that may impact such forward-looking statements include:

●	the Company’s financial performance following the Business Combination;

●	the ability to maintain the listing of the Company’s Ordinary Shares and Warrants on Nasdaq, following the Business Combination;

●	the Company’s growth strategy, future operations, financial position, estimated revenues and losses, projected capex, prospects and plans;

●	the Company’s strategic advantages and the impact those advantages will have on future financial and operational results;

●	the implementation, market acceptance and success of the Company’s platform and new offerings;

●	the Company’s approach and goals with respect to technology;

●	the Company’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	the impact of the COVID-19 pandemic on the Company’s business;

●	changes in applicable laws or regulations;

●	the outcome of any known and unknown litigation and regulatory proceedings;

●	the outcome of any legal proceedings that may be instituted against the Company;

●	our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably following the Business Combination;

●	costs related to the Business Combination;

●	the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities;

●	the Company’s ability to attract and retain users;

●	risks related to licensing agreements that the Company enters into, including the obligations that arise from it, adverse changes to it that could impact the Company, and the complexity involved in royalty payment;

●	the Company’s dependence upon third-party licenses for sound recordings and musical composition, and ability to comply with such complex license agreements;

●	the Company’s lack of control over the providers of our content and their effect on our access to music and other content;

●	the risk that the Company may never achieve or sustain profitability;

●	the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

●	the risk that the Company experiences difficulties in managing its growth and expanding operations;

●	that the Company has identified material weaknesses in its internal control over financial reporting which, if not corrected, could affect the reliability of the Company’s financial statements;

●	the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and

●	other risks disclosed in the Proxy Statement/Prospectus (as defined below).

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Proxy Statement and Prospectus (the “Proxy Statement/Prospectus”) part of the Registration Statement on Form F-4 of the Company (File No. 333-260234) (the “Registration Statement”), which section is incorporated herein by reference. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the United States Securities and Exchange Commission (the “SEC”) after the date of this Report.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this Report and any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Information regarding the directors and executive officers of Anghami Inc. after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco After the Business Combination” and is incorporated herein by reference.

The business address for each of the directors and executive officers of the Company is 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

B. Advisers

Norton Rose Fulbright US LLP, 1301 Avenue of the Americas, New York, New York 10019, United States, has acted as U.S. securities counsel for the Company and will continue to act as U.S. securities counsel to the Company following the completion of the Business Combination.

Maples and Calder (Dubai) LLP, Level 14, Burj Daman, Dubai International Financial Centre, PO Box 119980, Dubai, United Arab Emirates, has acted as counsel for the Company with respect to Cayman Islands law and will continue to act as counsel for the Company with respect to Cayman Islands law following the completion of the Business Combination.

C. Auditors

The consolidated financial statements of Anghami at December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, have been audited by Ernst & Young — Middle East (Abu Dhabi), an independent registered public accounting firm. Ernst & Young — Middle East (Abu Dhabi) will continue to act as the Company’s independent registered public accounting firm following the completion of the Business Combination.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of June 30, 2021, after giving effect to the Business Combination, and should be read together with the unaudited pro forma condensed combined financial information of the Company as of and for the six months ended June 30, 2021 and for the year ended December 31, 2020, attached as Exhibit 15.1 to this Report.

Unaudited Pro Forma Combined Statement of Financial Position As of June 30, 2021	Pro forma Combined
$
Assets
Non-Current
Property and equipment	248,782
Intangible assets	1,837,033
Right-of-use assets	212,214
Cash held in Trust Account	—
Non-current Assets	2,298,029

Current
Trade and other receivables	5,141,055
Amount due from related parties	733,476
Contract assets	1,647,486
Cash and bank balances	32,284,746
Current Assets	39,806,763

Total Assets	42,104,792

Liabilities
Non-Current
Provision for employees’ end-of-service benefits	136,844
Convertible notes	—
Derivative warrant liabilities	13,001,116
Lease liabilities	207,868
Deferred tax liabilities	17,898
Non-current Liabilities	13,363,726

Current
Trade and other payables	15,657,478
Contract liabilities	1,830,073
Convertible notes	—
Amount due to related parties	1,701,933
Income tax payables	486,174
Bank overdrafts	17
Lease liabilities	71,938
Current Liabilities	19,747,613

Total Liabilities	33,111,339

Shareholders Equity
Ordinary share capital	2,577
Share premium reserve	111,215,638
Share-based payment reserves	3,126,804
Other reserves	(269,033
Accumulated losses	(104,132,105
Non-controlling interest	(950,428
Total shareholders equity	8,993,453
Total Liabilities and Shareholders’ Equity	42,104,792

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of Anghami Inc. are described in the Proxy Statement/Prospectus under the section titled “Risk Factors”, which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

See the section entitled “Explanatory Note” in this Report for additional information regarding Anghami Inc. and the Business Combination Agreement. Certain additional information about Anghami Inc. is included in the Proxy Statement/Prospectus under the section titled “Information About Anghami” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the sections titled “The Business Combination” and “The Business Combination Agreement” which is incorporated herein by reference.

Anghami Inc. is subject to certain of the informational filing requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because Anghami Inc. is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of Anghami Inc. are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of common shares. In addition, Anghami Inc. is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that Anghami Inc. files with or furnishes electronically to the SEC.

The website address of Anghami Inc. is www.anghami.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Information regarding the business of Anghami Inc. is included in the Proxy Statement/Prospectus under the sections titled “Information About Anghami” “Management of Anghami,” and “Anghami Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated herein by reference.

C. Organizational Structure

Anghami Inc. was incorporated on March 1, 2021. On February 3, 2022, the Company completed the Business Combination and Anghami and VMAC became wholly owned subsidiaries of the Company. A list of the subsidiaries of the Company as of the closing date of the Business Combination is included in Exhibit 8.1 to this Report.

D. Property, Plants and Equipment

Information regarding the facilities of Anghami Inc. is included in the Proxy Statement/Prospectus under the sections titled “Information About Anghami” and “Anghami Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operations of Anghami Inc. is included in the Proxy Statement/Prospectus under the section titled “Anghami’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Information regarding the directors and executive officers of Anghami Inc. after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco After the Business Combination” and is incorporated herein by reference.

B. Compensation

Information regarding the compensation of the directors and executive officers of Anghami Inc., including a summary of the Anghami Long Term Incentive Plan, is included in the Proxy Statement/Prospectus under the section titled “Management of Anghami” and is incorporated herein by reference.

Anghami Inc. has also entered into indemnification agreements with its directors and executive officers. Information regarding such indemnification agreements is included in the Proxy Statement/Prospectus under the section titled “Description of Pubco’s Securities— Indemnification of Directors and Executive Officers and Limitation of Liability” and is incorporated herein by reference.

C. Board Practices

Information regarding the board of directors of Anghami Inc. subsequent to the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco After the Business Combination” and is incorporated herein by reference.

D. Employees

Information regarding the employees of Anghami Inc. is included in the Proxy Statement/Prospectus under the section titled “Information About Anghami—Employees” and is incorporated herein by reference.

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table shows the beneficial ownership of common shares and ordinary shares as of the closing date of the Business Combination by:

●	each person known to us who will beneficially own more than 5% of the common shares and ordinary shares;

●	each of our executive officers and directors; and

●	all of the executive officers and directors of as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares or common shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the ordinary shares and common shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The percentage of shares beneficially owned is computed on the basis of 25,768,967 ordinary shares outstanding on the closing date of the Business Combination, and except as noted in the footnotes to this table, does not include 11,447,800 ordinary shares issuable upon the exercise of the new warrants that will remain outstanding following the Business Combination.

	Number	% of Class
Executive Officers and Directors(1):
Edgard Jean Maroun	2,486,052	9.6%
Elias Nabil Habib	2,486,052	9.6%
Choucri Khairallah	113,451	*
Elie Abou Saleh	100,626	*
Omar Sukarieh	69,057	*
Hossam El Gamal	19,731	*
Raja Baz	78,922	*
Mary Monir Shafik Ghobrial	—	*
F. Jacob Cherian(2)	4,058,500	15.3	%(3)
Walid Samir Hanna(4)	7,680	*	(5)
Kaswara Saria Alkhatib	—	*
Maha Al-Qattan	37,320	*
Jana Yamani	—	*
Klaas Baks	18,000	*
Abhayanand Singh(6)	3,808,500	14.4	%(3)
Fawad Tariq Khan	29,412	*
Wissam Moukahal	—	*
All directors and executive officers as a group (17 individuals)	9,504,803	35.9	%(7)
Five Percent or More Holders:
Entities affiliated with Vistas Media Sponsor, LLC(8)	3,808,500	14.4	%(3)
MBC Ventures Limited(9)	3,124,533	12.1%
MEVP Cayman LTD(10)	2,294,862	8.9%
Samena Beats Holdings(11)	1,976,608	7.7%
Mobily Ventures Holdings W.L.L.(12)	1,318,002	5.1%

To our knowledge, except as noted above, no person or entity is the beneficial owner of more than 5% of the voting power of the Company’s stock.

*	Less than 1%.
(1)	Unless otherwise noted, the address of each director and executive officer of the Company is c/o Anghami Inc., 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.
(2)	Includes (i) 250,000 held of record by Mr. Cherian, (ii) 2,088,500 ordinary shares held of record by Vistas Media Sponsor, LLC, (iii) 1,000,000 shares held of record by Vistas Media Capital Pte. Ltd, (iv) 720,000 warrants to purchase ordinary shares held of record by Vistas Media Sponsor, LLC. Vistas Media Capital Pte. Ltd. and Mr. Cherian are the members of Vistas Media Sponsor, LLC. Mr. Cherian, Mr. Singh and Saurabh Gupta are the managers of Vistas Media Sponsor, LLC and share voting and investment discretion with respect to the common stock held of record by the Vistas Media Sponsor, LLC. Mr. Cherian disclaims any beneficial ownership of any shares held by Vistas Media Sponsor, LLC and Vistas Media Capital Pte. Ltd except to the extent of his respective pecuniary interest therein. The address for Mr. Cherian is c/o 30 Wall Street, 8th Floor, New York, New York 10005
(3)	The denominator used in calculating the percentage of beneficial ownership includes 720,000 ordinary shares issuable upon exercise of warrants beneficially owned by such person.
(4)	Includes (i) 5,840 ordinary shares and (ii) 1,840 warrants to purchase ordinary shares.
(5)	The denominator used in calculating the percentage of beneficial ownership includes 1,840 ordinary shares issuable upon exercise of warrants beneficially owned by such person.
(6)	Includes (i) 2,088,500 ordinary shares held of record by Vistas Media Sponsor, LLC, (iii) 1,000,000 shares held of record by Vistas Media Capital Pte. Ltd, (iv) 720,000 warrants to purchase ordinary shares held of record by Vistas Media Sponsor, LLC. Vistas Media Capital Pte. Ltd. and Mr. Cherian are the members of Vistas Media Sponsor, LLC. Mr. Cherian, Mr. Singh and Saurabh Gupta are the managers of Vistas Media Sponsor, LLC and share voting and investment discretion with respect to the common stock held of record by the Vistas Media Sponsor, LLC. Mr. Cherian disclaims any beneficial ownership of any shares held by Vistas Media Sponsor, LLC and Vistas Media Capital Pte. Ltd except to the extent of his respective pecuniary interest therein. The address for Mr. Singh is c/o 30 Wall Street, 8th Floor, New York, New York 10005.
(7)	The denominator used in calculating the percentage of beneficial ownership includes 721,840 ordinary shares issuable upon exercise of warrants beneficially owned by such person.
(8)	Includes (i) 2,088,500 ordinary shares held of record by Vistas Media Sponsor, LLC, (iii) 1,000,000 shares held of record by Vistas Media Capital Pte. Ltd, (iv) 720,000 warrants to purchase ordinary shares held of record by Vistas Media Sponsor, LLC. Vistas Media Capital Pte. Ltd. and Mr. Cherian are the members of Vistas Media Sponsor, LLC. Mr. Cherian, Mr. Singh and Saurabh Gupta are the managers of Vistas Media Sponsor, LLC and share voting and investment discretion with respect to the common stock held of record by the Vistas Media Sponsor, LLC. The address for Vistas Media Sponsor, LLC is c/o 30 Wall Street, 8th Floor, New York, New York 10005.

(9)	The address of MBC Ventures Limited is Craigmuir Chambers, Road Town, Tortola VG1110, British Virgin Islands. Sheikh Walid Al Brahim is the sole shareholder of MBC Ventures Limited.
(10)	The address of MEVP Cayman LTD is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Investment and voting decisions for MEVP Cayman LTD are made by a majority vote of its investment committees and /or the board of directors, as applicable. As a result, no single person controls investment or voting decisions with respect to the shares held by the MEVP Cayman LTD or has or shares beneficial ownership of such securities.
(11)	The address of Semena Beats Holdings is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(12)	The address of Mobily Ventures Holdings W.L.L. is Unit 1237, Building 574, Road 31, Block 611, Al-Himriya, Kingdom of Bahrain.

B. Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Anghami Relationships and Related Person Transactions” and is incorporated herein by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements” of this Report for consolidated financial statements and other financial information.

Legal Proceedings

From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. There are currently no claims or actions pending against us that, in the opinion of our management, are likely to have a material adverse effect on our business.

B. Significant Changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—B. Business Overview” of this Report.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

The Company’s Ordinary Shares are listed on the Nasdaq Global Market under the symbol “ANGH” and the Pubco Warrants are listed on the Nasdaq Capital Market under the symbol “ANGHW.” Holders of Ordinary Shares and Pubco Warrants should obtain current market quotations for their securities.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the securities of the Company is included in the Proxy Statement/Prospectus under the sections titled “Certain Agreements Related to the Business Combination—Lock-Up Agreement” and is incorporated herein by reference. In connection with the Business Combination, the Company entered into lock-up agreement covering a total of 18,005,809 shares of which the lock-up agreements with respect to (i) 295,000 shares expire on the date that is 30 days after the closing date of the Business Combination, (ii) 15,210,809 shares expire on the date that is six months after the closing date of the Business Combination, and (iv) 2,500,000 shares held by the Vistas Media Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and certain of its affiliates that expire on the earlier of (A) one year after the completion of the Business Combination and (B) subsequent to the Business Combination, (x) if the closing price of Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination.

Pubco Warrants

Following the closing of the Business Combination, there were 10,947,800 warrants to purchase Ordinary Shares at an exercise price of $11.50 per share issued and outstanding.

Information regarding our Pubco Warrants is included in the Proxy Statement/Prospectus under the section titled “Description of Pubco’s Securities—Pubco Warrants” and is incorporated herein by reference.

Representative Warrants

Following the closing of the Business Combination, there were 500,000 warrants to purchase Ordinary Shares at an exercise price of $12.00 per share issued and outstanding.

Information regarding our Representative Warrants is included in the Proxy Statement/Prospectus under the section titled “Description of Pubco’s Securities—Representative Warrants” and is incorporated herein by reference.

B. Plan of Distribution

Not applicable.

C. Markets

The Company’s Ordinary Shares are listed on the Nasdaq Global Market under the symbol “ANGH” and the Pubco Warrants are listed on the Nasdaq Capital Market under the symbol “ANGHW.” There can be no assurance that the Ordinary Shares and/or Pubco Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/ Pubco Warrants could be delisted from Nasdaq.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of February 3, 2022, the Company had 25,768,967 Ordinary Shares issued and outstanding, 10,947,800 warrants to purchase Ordinary Shares at an exercise price of $11.50 per share issued and outstanding and 500,000 warrants to purchase Ordinary Shares at an exercise price of $12.00 per share issued and outstanding.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of Pubco’s Securities” and is incorporated herein by reference.

B. Memorandum and Articles of Association

Information regarding certain material provisions of the Articles is included in the Proxy Statement/Prospectus under the section titled “Description of Pubco’s Securities” and is incorporated herein by reference.

C. Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the section titled “Information About Anghami—Licensing Agreements” and is incorporated herein by reference.

D. Exchange Controls

There is no exchange control legislation or regulation in the Cayman Islands, except by way of such as freezing of funds of, and/or prohibition of new investments in, certain jurisdictions subject to international sanction.

E. Taxation

Information regarding certain tax consequences of owning and disposing of ordinary shares and warrants is included in the Proxy Statement/Prospectus under the sections titled “Material Cayman Islands Income Tax Considerations” and “Material U.S. Federal Income Tax Considerations” and is incorporated herein by reference.

F. Dividends and Paying Agents

Information regarding the Company’s policy on dividends is described in the Proxy Statement/Prospectus under the sections titled “Price Range of Securities and Dividend,” which is incorporated herein by reference. The Company has not identified a paying agent.

G. Statement by Experts

The consolidated financial statements of Anghami appearing in the prospectus of Anghami Inc. and the proxy statement of VMAC for the years ended December 31, 2020 and 2019 have been audited by Ernst & Young — Middle East (Abu Dhabi), independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of VMAC included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Prager Metis CPAs, LLC, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.anghami.com/investors. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Report.

I. Subsidiary Information

See the section titled “Information on the Company – C. Organizational Structure” in this Report.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “Anghami Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” and is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements” of this Report.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company are incorporated by reference to pages F-62 to F-108 of the Proxy Statement/Prospectus.

The audited financial statements of VMAC are incorporated by reference to pages F-2 to F-44 of the Proxy Statement/Prospectus.

The unaudited interim financial statements of the Company are incorporated by reference to pages F-45 to F-61 of the Proxy Statement/Prospectus.

The unaudited interim financial statements of VMAC as of and for the period ended September 30, 2021 are incorporated by reference from Exhibit 15.4.

The unaudited pro forma condensed combined financial statements of the Company are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS

Exhibit no	Description
1.1*	Amended and Restated Memorandum and Articles of Association of the Company.
2.1	Specimen Ordinary Share Certificate of the Company (incorporated by reference to Exhibit 4.7 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 3, 2021).
2.2	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 4.8 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 3, 2021).
2.3	Warrant Agreement, dated August 6, 2020, by and between VMAC and Continental Stock Transfer & Trust Company, as warrant agent.
2.4*	Assignment, Assumption and Amendment Agreement (Warrant Agreement), dated February 3, 2022, by and among VMAC, the Company and Continental Stock Transfer & Trust Company, as warrant agent
2.5	Form of Representative Warrant Agreement (incorporated by reference to Exhibit 4.4 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 3, 2021).
4.1†	Business Combination Agreement, dated as of March 3, 2021, by and among VMAC, Anghami, the Company, Anghami Vista 1 and Anghami Vista 2 (incorporated by reference to Exhibit 2.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 3, 2021).
4.2	Letter Agreement, dated August 6, 2020, by and among VMAC, Vistas Media Sponsor, LLC and each of the initial stockholders of VMAC (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.3	Private Placement Warrants Purchase Agreement, August 6, 2020, by and between VMAC and Vistas Media Sponsor, LLC (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.4	Private Placement Units Purchase Agreement, dated August 6, 2020, by and between VMAC and Vistas Media Sponsor, LLC (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.5	Private Placement Units Purchase Agreement, dated August 6, 2020, by and between VMAC and I-Bankers Securities, Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.6	Registration Rights Agreement, dated August 6, 2020, by and among VMAC, Vistas Media Sponsor, LLC and the other holders party thereto (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.7	Form of Subscription Agreement, by and among VMAC and the subscribers party thereto (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.8	Form of Restrictive Covenant Agreement, by and between the Company and the shareholders party thereto (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.9	Form of Sponsor Letter Agreement, by and among VMAC, Vistas Media Sponsor, LLC, Anghami and the parties named thereto (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.10	Form of Lock-Up Agreement, by and among VMAC and the shareholders party thereto (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.11	Nominee Agreement dated October 13, 2021 by and between Anghami and Hossam Mohamed El Gamal (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 28, 2021).
4.12	Nominee Agreement dated October 13, 2021 by and between Anghami and Samira Azab (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 28, 2021).
4.13	Nominee Agreement dated October 13, 2021 by and between Anghami and Emad Mohe Mohamed Tayel (incorporated by reference to Exhibit 10.13 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 28, 2021).
4.14	Letter Agreement, dated December 5, 2021, by and among VMAC, the Company and SHUAA Capital psc. (incorporated by reference to Exhibit 10.15 to Amendment No. 4 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 10, 2021).
4.15*^	Anghami Inc. Long Term Incentive Plan
4.16*^	Form of Indemnification Agreement
8.1	List of subsidiaries of the Company (incorporated by reference to Exhibit 22.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 3, 2021).
15.1*	Unaudited pro forma condensed combined financial statements of the Company.
15.2*	Consent of Ernst & Young–Middle East (Abu Dhabi).
15.3*	Consent of Prager Metis CPAs LLC.
15.4*	Unaudited condensed financial statements of VMAC as of and for the nine months ended September 30, 2021 and the three months ended September 30, 2021 (incorporated by reference to Item 1 to the Quarterly Report on Form 10-Q filed by VMAC on November 26, 2021 (File No. 001-39433)).

*	Filed herewith.
†	Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.
^	Indicates management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Anghami Inc.

	By:	/s/ Edgard Maroun
Date: February 9, 2022	Name:	Edgard Maroun
	Title:	Chief Executive Officer