Form 20-F
period 2021-12-31
Anghami Inc
filed 2022-05-13
CIK 1871983

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-41263

ANGHAMI INC.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi,

United Arab Emirates

(Address of principal executive offices)

Edgard Maroun

Chief Executive Officer
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by this annual report.

As of the close of business on December 31, 2021, the issuer was a wholly owned subsidiary of Anghami and had one share outstanding. Follow the closing of the business combination (as described herein) on February 3, 2022, the issuer had 25,768,967 Ordinary Shares, par value $0.0001 per share. share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes   ☒     No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.   Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

Certain Defined Terms

In this report, unless the context otherwise requires, references to “Company,” “we,” “us,” “our,” and “Anghami” for periods prior to the consummation of the Business Combination (as described below), refer to Anghami and its direct and indirect subsidiaries on a consolidated basis, including Anghami Inc., and following the consummation of the Business Combination refer to Anghami Inc. and its direct and indirect subsidiaries on a consolidated basis.

Completion of Business Combination with Vistas Media Acquisition Company Inc.

On February 3, 2022, we consummated a business combination (the “Business Combination”) pursuant to the Business Combination Agreement (the “Business Combination Agreement”), dated March 3, 2021, by and among the Company, Vistas Media Acquisition Company Inc. (“VMAC”) (which following the Business Combination changed its name to Anghami (DE), Inc.), Anghami, an exempted company incorporated under the laws of the Cayman Islands, Anghami Vista 1, a Cayman Islands exempted company and wholly owned subsidiary of the Company, and Anghami Vista 2, a Cayman Islands exempted company and wholly owned subsidiary of the Company. As a result of the Business Combination, Anghami and VMAC became wholly owned subsidiaries of Anghami Inc. On February 4, 2022, the Company’s ordinary shares commenced trading on the Nasdaq Global Market under the symbol “ANGH” and the VMAC warrants to purchase VMAC Class A Common Stock that were converted into warrants to purchase ordinary shares of the Company commenced trading on the Nasdaq Capital Market under the symbol “ANGHW.”

Note on Presentation

Presentation of Financial Information

In accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), we prepare our consolidated financial statements on a historical cost basis, except for certain convertible notes, employees’ share based payment and warrants which have been measured at fair value, and lease liabilities, which have been measured at present value.

Rounding

Certain monetary amounts, percentages, and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

ii

PART I

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting Anghami Inc. Factors that may impact such forward-looking statements include:

●	our ability to attract prospective users and to retain existing users;

●	competition for users, user listening time, and advertisers;

●	risks associated with our expansion and our ability to manage our growth;

●	our ability to predict, recommend, and play content that our users enjoy;

●	our ability to effectively monetize the platform;

●	our ability to generate sufficient revenue to be profitable or to generate positive cash flow and grow on a sustained basis;

●	risks associated with the expansion of our operations to deliver non-music content, including podcasts, including increased business, legal, financial, reputational, and competitive risks;

●	potential disputes or liabilities associated with content made available on our platform;

●	risks relating to the acquisition, investment, and disposition of companies or technologies;

●	our dependence upon third-party licenses for most of the content we stream;

●	our lack of control over the providers of our content and their effect on our access to music and other content;

●	our ability to comply with the many complex license agreements to which we are a party;

●	our ability to accurately estimate the amounts payable under our license agreements;

●	operational limitations due to the minimum guarantees required under certain of our license agreements;

●	our ability to obtain accurate and comprehensive information about the compositions embodied in sound recordings in order to obtain necessary licenses or perform obligations under our existing license agreements;

●	new copyright legislation and related regulations that may increase the cost and/or difficulty of music licensing;

●	assertions by third parties of infringement or other violations by us of their intellectual property rights;

●	our ability to protect our intellectual property;

●	dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control;

●	potential breaches of our security systems;

●	interruptions, delays, or discontinuations in service in our systems or systems of third parties;

●	changes in laws or regulations affecting us;

●	risks relating to privacy and data security;

●	our ability to maintain, protect, and enhance our brand;

●	payment-related risks;

●	our ability to hire and retain key personnel;

●	our ability to accurately estimate our user metrics and other estimates;

●	risks associated with manipulation of stream counts and user accounts and unauthorized access to our services;

●	tax-related risks;

●	the concentration of voting power among our founders who have and will continue to have substantial control over our business;

●	risks related to our status as a foreign private issuer;

●	international, national or local economic, social or political conditions;

●	risks associated with accounting estimates, currency fluctuations and foreign exchange controls; and

●	the impact of the COVID-19 pandemic on our business and operations, including any adverse impact on advertising sales or subscriber revenue.

Other sections of this annual report describe additional risk factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We qualify all of our forward-looking statements by these cautionary statements. See “Item 3.D. Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this annual report and the items that we have filed as exhibits to this report with the understanding that our actual results may be materially different from our expectations.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our ordinary shares and warrants involves a high degree of risk. You should carefully read and consider the following risks, along with the other information included in this annual report on Form 20-F. The risks described below may not be the only ones we face. If any of the risks actually occur, our business, results of operations, financial condition, and cash flow could be materially impaired. The trading price of our ordinary and warrants shares could decline due to any of these risks, and you could lose all or part of your investment. The risks described below are organized by risk type and are not listed in order of their priority to us.

Summary of Risk Factors

Risks Related to Our Business Model, Strategy, and Performance

●	We face significant competition that might prohibit us from attracting and retaining users or monetizing our products.

●	We face operational risks associated with our growth, including attracting, retaining and motivating qualified personnel and obtaining rights to stream content on favourable terms.

●	Our business focus on innovation and emphasizes long-term user engagement over short-term results which might not be in-line with the market’s expectations.

●	We may not be able to generate sufficient revenue to become profitable, or to generate positive cash flow. In addition, our revenue growth rate may decline due to various economic and political conditions.

●	Failure to convince advertisers of the benefits of our advertising offerings could harm our advertising revenue and thus meeting our targeted growth.

●	We may be subject to disputes or liabilities associated with content made available on our platform.

●	Our major content providers have the ability to unilaterally affect our access to music and other content.

●	We are a party to complex license agreements and have a complex royalty payment schedule, which increases the difficulty of estimating the amount payable under our license agreements or relevant statutes.

●	We are a party to revenue share agreements with telcos which have complex technical integration process and delayed credit terms. This might hinder our ability to scale and puts pressure on our financial position and cash flows.

●	Financial commitments under certain license agreements may increase our financial leverage and ultimately impact our cashflows.

●	Interruptions, delays, or discontinuations in service arising from our own systems or from third parties could harm our business.

●	Our business is subject to complex and evolving laws and regulations, including those related to copyright, privacy and data security, which may increase future compliance costs and legal fees.

●	Other risks such as failure to protect our brand, payments-related risks, fluctuation of our operating results, failure to implement and maintain effective internal control over financial reporting, lack of additional capital to support our growth a global public health crisis such as COVID-19, changes of worldwide economic conditions and significant fluctuations of exchange rates, may adversely affect our business, operating results, and financial condition.

Risks Related to Intellectual Property

●	Assertions by third parties of infringement or other violation by us of their intellectual property rights could harm our business, operating results, and financial condition.

●	Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies may harm and negatively affect our reputation and our business.

●	Failure to effectively manage and remediate attempts to manipulate stream counts and attempts to gain or provide unauthorized access to certain features of our Service could undermine investor confidence.

●	Claims that Anghami does not hold necessary third-party licenses (content or publishing) may materially adversely our business and financial position.

Risks Related to Our Operations

●	We may require additional capital to support business growth and objectives, and this capital might not be available on acceptable terms, if at all.

●	Our products are highly technical and may contain undetected errors, bugs, or vulnerabilities, which could manifest in ways that could seriously harm our reputation and our business.

●	Various regulations related to privacy and data security concerns pose the threat of lawsuits and other liability, require us to expend significant resources, and may harm our business, operating results, and financial condition.

Risks Related to Tax

●	We are a multinational company that faces complex taxation regimes in various jurisdictions. Audits, investigations, and tax proceedings could have a material adverse effect on our business, operating results, and financial condition.

●	We face complex taxation regimes in various jurisdictions. Audits, investigations, tax proceedings and changes to tax laws, including new proposals on taxing digital companies, in any of the jurisdictions we operate, could have a material adverse effect on our business, operating results, and financial condition.

Risks Related to Doing Business in Jurisdictions in Which We Operate

●	We face geopolitical risk in the MENA Region that may have adverse impact on our business.

●	We are subject to economic and political conditions of operating in an emerging and continued instability in the Middle East.

Risks Related to Owning Our Securities

●	The trading price of our ordinary shares has been and will likely continue to be volatile.

●	We do not expect to pay cash dividends in the foreseeable future.

●	The issuance of beneficiary certificates to certain shareholders, including our founders, will limit your voting power and your ability to influence our corporate governance.

Risks Related to Our Status as a Foreign Private Issuer

●	As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules promulgated thereunder and the rights of our shareholders may differ from those of shareholders of a U.S. corporation.

●	We are organized under the laws of Cayman Islands and our assets are not located in the United States. It may be difficult for you to obtain or enforce judgments or bring original actions against us or the members of our board of directors in the United States.

Risks Related to Our Business Model, Strategy, and Performance

If our efforts to attract prospective users, retain existing users, and effectively monetize our products and services are not successful, our growth prospects and revenue will be adversely affected.

Our ability to grow our business and generate revenue depends on retaining, expanding, and effectively monetizing our total user base, including by increasing the number of Premium service users and the number of users of our ad-supported service and finding ways to monetize content across the platform. We must convince prospective users of the benefits of our platform and our existing users of the continuing value of our platform. Our ability to attract new users, retain existing users, and convert Ad-Supported Free service users to Premium service users depends in large part on our ability to continue to offer exceptional technologies and products, compelling content, superior functionality, and an engaging user experience. Some of our competitors, including Apple, Google, and Amazon, have developed, and are continuing to develop, devices for which their music streaming services are preloaded, which puts us at a significant competitive disadvantage. As consumer tastes and preferences change on the internet and with mobile devices and other internet-connected products, we will need to enhance and improve our existing service, introduce new features, and maintain our competitive position with additional technological advances and an adaptable platform. If we fail to keep pace with technological advances or fail to offer compelling product offerings and state-of-the-art delivery platforms to meet consumer demands, our ability to grow or sustain the reach of our service, attract and retain users, and increase Premium service users may be adversely affected.

In addition, in order to increase advertising revenue, we also seek to increase the listening time that our Ad-Supported Free service users spend on the Ad-Supported Free service. The more content we stream under this service, the more advertising inventory we will have to sell. Generally, any increase in Ad-Supported Free service user base increases the size and scope of user pools targeted by advertisers, which improves our ability to deliver relevant advertising to those users in a manner that maximizes our advertising customers’ return on investment. This, in turn, illustrates the effectiveness of our advertising solutions and justifies our pricing structure. If we fail to grow our Ad-Supported Free service user base, the amount of content streamed, and the listening time spent by these users, we may be unable to grow Ad-Supported revenue. Moreover, since we primarily source Premium service users from the conversion of our Ad-Supported Free service users, any failure to grow the Ad-Supported Free service user base or convert them to Premium service users may negatively impact our revenue.

We face many risks associated with our international operations.

We have significant international operations and plan to continue to grow internationally. However, managing our business and offering our products and services internationally involves numerous risks and challenges, including:

●	difficulties in obtaining licenses to stream content from rights organizations and individual copyright owners in countries around the world on favorable terms;

●	lack of well-functioning copyright collective management organizations that are able to grant us music licenses, process reports, and distribute royalties in markets;

●	fragmentation of rights ownership in various markets causing lack of transparency of rights coverage and overpayment or underpayment to record labels, music publishers, artists, performing rights organizations, and other copyright owners;

●	difficulties in obtaining license rights to local content;

●	increased risk of disputes with and/or lawsuits filed by rights holders in connection with our expansion into new markets;

●	difficulties in achieving market acceptance of our products or services in different geographic markets with different tastes and interests;

●	difficulties in achieving viral marketing growth in certain other countries where we commit fewer sales and marketing resources;

●	difficulties in effectively monetizing our growing international user base;

●	difficulties in managing operations due to language barriers, distance, staffing, user behavior and spending capability, cultural differences, business infrastructure constraints, and laws regulating corporations that operate internationally;

●	application of different laws and regulations of other jurisdictions, including corporate governance, labor and employment, privacy, telecommunications and media, cybersecurity, content moderation, environmental, health and safety, consumer protection, liability standards and regulations, as well as intellectual property laws;

●	potential adverse tax consequences associated with foreign operations and revenue;

●	complex foreign exchange fluctuation and associated issues;

●	increased competition from local websites and audio content providers, some with financial power and resources to undercut the market or enter into exclusive deals with local content providers to decrease competition;

●	credit risk and higher levels of payment fraud;

●	political and economic instability in some countries;

●	region-specific effects of the COVID-19 pandemic;

●	compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar laws in other jurisdictions;

●	import and export controls and economic sanctions administered by the U.S. Department of Commerce’s Bureau of Industry and Security and the U.S. Department of the Treasury’s Office of Foreign Assets Control;

●	restrictions on international monetary flows; and

●	reduced or ineffective protection of our intellectual property rights in some countries.

If we are unable to manage the complexity of our global operations and continue to grow internationally as a result of these obstacles, our business, operating results, and financial condition could be adversely affected.

Our business emphasizes rapid innovation and prioritizes long-term user engagement over short-term financial condition or results of operations. That strategy may yield results that sometimes do not align with the market’s expectations. If that happens, our stock price may be negatively affected.

Our business is growing and becoming more complex, and our success depends on our ability to quickly develop and launch new and innovative products. We believe our culture fosters this goal. Our focus on innovations and quick reactions could result in unintended outcomes or decisions that are poorly received by our users, advertisers, or partners. We have made, and expect to continue to make, significant investments to develop and launch new products, services, and initiatives, which may involve significant risks and uncertainties, including the fact that such offerings may not be commercially viable for an indefinite period of time or at all, or may not result in adequate return of capital on our investments. No assurance can be given that such new offerings will be successful and will not adversely affect our reputation, operating results, and financial condition. Our culture also prioritizes our long-term user engagement over short-term financial condition or results of operations. We frequently make decisions that may reduce our short-term revenue or profitability if we believe that the decisions benefit the aggregate user experience and will thereby improve our financial performance over the long term. These decisions may not produce the long-term benefits that we expect, in which case our user growth and engagement, our relationships with advertisers and partners, as well as our business, operating results, and financial condition could be seriously harmed.

We may not be able to generate sufficient revenue to be profitable, or to generate positive cash flow on a sustained basis. In addition, our revenue growth rate may decline.

If we cannot successfully earn revenue at a rate that exceeds the operational costs, including royalty and other licensing expenses, associated with our platform, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis.

Furthermore, we cannot assure you that the growth in revenue we have experienced over the past few years will continue at the same rate or even continue to grow at all. We expect that, in the future, our revenue growth rate may decline because of a variety of factors, including increased competition and the maturation of our business. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance may be adversely affected.

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve profitability. We expect to continue to expend substantial financial and other resources on:

●	securing top quality audio and video content from leading record labels, distributors, aggregators, and podcast creators, as well as the publishing right to any underlying musical compositions;

●	creating new forms of original content;

●	our technology infrastructure, including website architecture, development tools, scalability, availability, performance, security, and disaster recovery measures;

●	research and development, including investments in our research and development team and the development of new features;

●	sales and marketing, including a significant expansion of our field sales organization;

●	international operations in an effort to maintain and increase our member base, engagement, and sales;

●	capital expenditures that we will incur to grow our operations and remain competitive; and

●	general administration, including legal and accounting expenses.

These investments may not result in increased revenue or growth in our business. If we fail to continue to grow our revenue and overall business, our business, operating results, and financial condition would be harmed.

Failure to successfully monetize and generate revenues from podcasts and other non-music content could adversely affect our business, operating results, and financial condition.

Delivering podcasts and other non-music content involves numerous risks and challenges, including increased capital requirements, competition, and the need to develop strategic relationships. Growth in these areas may require additional changes to our existing business model and cost structure, modifications to our infrastructure, and exposure to new regulatory, legal and reputational risks, including infringement liability, any of which may require additional expertise that we currently do not have. See “—We may be subject to disputes or liabilities associated with content made available on our platform.” There is no guarantee that we will be able to generate sufficient revenue from podcasts or other non-music content to offset the costs of creating or acquiring this content. Failure to successfully monetize and generate revenues from such content, including failure to obtain or retain rights to podcasts or other non-music content on acceptable terms, or at all, or to effectively manage the numerous risks and challenges associated with such expansion, could adversely affect our business, operating results, and financial condition.

In addition, we enter into multi-year commitments for original content that we produce or commission. Given the multiple-year duration and largely fixed-cost nature of such commitments, if our user growth and retention do not meet our expectations, our margins may be adversely impacted. Payment terms for certain content that we produce or commission will typically require more upfront cash payments than other content licenses or arrangements whereby we do not pay for the production of such content. To the extent our user and/or revenue growth do not meet our expectations, our liquidity and results of operations could be adversely affected as a result of such content commitments. The long-term and fixed-cost nature of certain original content commitments may also limit our flexibility in planning for or reacting to changes in our business, as well as our ability to adjust our content offering if our users do not react favorably to the content we produce. Any such event could adversely impact our business, operating results, and financial condition.

To secure the rights to stream sound recordings and the musical compositions embodied therein, we enter into license agreements to obtain licenses from rights holders such as record labels, music publishers, performing rights organizations, collecting societies, and other copyright owners or their agents, and pays royalties to such parties or their agents around the world. We work diligently to obtain all necessary licenses to stream sound recordings and the musical compositions embodied therein, however, there is no guarantee that the licenses available to us now will continue to be available in the future at rates and on terms that are favorable or commercially reasonable or at all. The terms of these licenses, including the royalty rates that we are required to pay pursuant to them, may change as a result of changes in our bargaining power, changes in the industry, changes in the law, or for other reasons. Increases in royalty rates or changes to other terms of these licenses may materially impact our business, operating results, and financial condition.

We have entered into license agreements to obtain rights to stream sound recordings, including from the major international record labels who hold the rights to stream a significant number of sound recordings such as Universal Music Group, Sony Music Entertainment, and Warner Music Group, as well as regional record labels, such as Qanawat Nile Production and Stars for Art production & distribution Offshore. If we fail to retain these licenses, the size and quality of our catalogue may be materially impacted and our business, operating results, and financial condition could be materially harmed.

We generally obtain licenses for two types of rights with respect to musical compositions: mechanical rights and public performance rights. We obtain mechanical and performance licenses for musical compositions either through local collecting societies representing publishers or from publishers directly, or a combination thereof.

With respect to mechanical rights, in Algeria, Bahrain, Egypt, Iraq, Jordan, Kuwait, Lebanon, Libya, Morocco, Oman, Palestine, Qatar, Saudi Arabia, Sudan, Tunisia and UAE (together, our “MENA Operating Area”), we pay various rights owners through a ratemaking process conducted on a case-by-case basis based on negotiating each deal. There are cases of publishing deals which are represented by bodies which combine both mechanical and public performance rights, such as SOLAR which represents mechanical rights of Sony Music Publishing and public performance rights from PRS and International Copyright Enterprise Services Limited among others. Since in many countries in the Middle East & North Africa (“MENA Region”), there are no collection societies, we cannot guarantee that our licenses with the existing few collecting societies and/or our direct licenses with publishers provide full coverage for all of the musical compositions we make available to our users in such countries. As such there is a fragmented copyright licensing landscape which leads to publishers, songwriters, and other rights holders choosing not to be represented by collecting societies and that adversely impacts our ability to secure favorable licensing arrangements in connection with musical compositions that such rights holders own or control, including increasing the costs of licensing such musical compositions, or subjecting us to significant liability for copyright infringement.

In the United States, the rates we incur for mechanical rights are a function of ratemaking procedure conducted by an administrative agency, Copyright Royalty Board. The most recent proceeding before the Copyright Royalty Board (the “Phonorecords III Proceedings”) set the rates for the Section 115 compulsory license for calendar years 2018 to 2022. The Copyright Royalty Board issued its initial written determination on January 26, 2018 and set up the Mechanical Licensing Collective (the “MLC”). The MLC is a nonprofit organization designated by the U.S. Copyright Office pursuant to the Music Modernization Act of 2018. In January 2021, the MLC began administering blanket mechanical licenses to eligible streaming and download services (digital service providers or DSPs) in the United States, which we opted for and obtained a blanket license for mechanical rights in the U.S. The MLC collects the royalties due under those licenses from the DSPs and pay songwriters, composers, lyricists, and music publishers. We currently believe that the current rates will not materially impact our business, operating results, and financial condition in the U.S. as although the U.S. is our biggest market outside of the MENA Operating Area, it is currently not a significant market. However, if we do decide to expand our business (with both Arabic and international music) in the U.S., and we do not grow in revenues and users as expected or if the rates are modified to be higher than the proposed rates, our content acquisition costs could increase and impact our ability to obtain content on pricing terms favorable, which could negatively harm our business, operating results, and financial condition and hinder our ability to provide interactive features in our services, or cause one or more of our services not to be economically viable in U.S.

In the U.S., performing rights organizations (“PROs”) generally provide public performance rights, which negotiate blanket licenses with copyright users for the public performance of compositions, collect royalties, and distribute those royalties to rights owners. The royalty rates that apply to us today may be subject to changes in the future. Licenses provided by two of these PROs, the American Society of Composers, Authors and Publishers and Broadcast Music, Inc. are governed by consent decrees which are subject to terms which could be unfavorable to us in the future. This could affect our financial viability in the future in the U.S.

We cannot guarantee that our licenses with collecting societies and our direct licenses with publishers provide full coverage for all of the musical compositions that we make available on our platform.

There also is no guarantee that we have or will have all of the licenses we need to stream content, as the process of obtaining such licenses involves many rights holders, some of whom are unknown, and myriad complex legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed. Additionally, there is a risk that aspiring rights holders, their agents, or legislative or regulatory bodies will create or attempt to create new rights that could require us to enter into license agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify. See also “Risk Factors — Risks Related to Our Business Model, Strategy, and Performance— Difficulties in obtaining accurate and comprehensive information necessary to identify the compositions embodied in sound recordings on our platform and the ownership thereof may impact our ability to perform our obligations under our licenses, affect the size of our catalogue, impact our ability to control content acquisition costs, and lead to potential copyright infringement claims.”

Further, we cannot guarantee that such agreements will continue to be renewed indefinitely. For example, from time to time, license agreements with certain rights holders and/or their agents may expire while we are still negotiating their renewals, and, per industry custom and practice, we may enter into brief contract extension (for example, month-, week-, or even days-long) and/or continue to operate as if the license agreement had been extended. During these periods, we may not have assurance of long-term access to such rights holders’ content, which could have a material adverse effect on our business and could lead to potential copyright infringement claims. It also is possible that such agreements will never be renewed at all. The lack of renewal, or termination, of one or more of our license agreements, or the renewal of a license agreement on less favorable terms, also could have a material adverse effect on our business, financial condition, and results of operations.

We are a party to many license agreements which are complex and impose numerous obligations upon us which may make it difficult to operate our business, and a breach of such agreements could adversely affect our business, operating results, and financial condition.

Our license agreements are primarily complex and impose numerous obligations on it, including obligations to, among other things:

●	meet certain user and conversion targets in order to secure certain licenses and royalty rates;

●	calculate and make payments based on complex royalty structures, which requires tracking usage of content on our service that may have inaccurate or incomplete metadata necessary for such calculation;

●	provide periodic reports on the exploitation of the content in specified formats;

●	represent that we will obtain all necessary publishing licenses and consents and pay all associated fees, royalties, and other amounts due for the licensing of musical compositions;

●	provide advertising inventory;

●	comply with certain marketing and advertising restrictions; and

●	comply with certain security and technical specifications.

Some of our license agreements grant the licensor the right to audit our compliance with the terms and conditions of such agreements. Some of the license agreements also include so-called “most favored nations” provisions which require that certain terms (including potentially the material terms) of such agreements are no less favorable than those provided to any similarly situated licensor. If triggered, these most favored nations provisions could cause our payments or other obligations under those agreements to escalate substantially. Additionally, some license agreements require consent to undertake certain business initiatives and without such consent, our ability to undertake new business initiatives may be limited and in turn could hurt our competitive position.

If we materially breach any of these obligations or any other obligations set forth in any of the license agreements, or if we use content in ways that are found to exceed the scope of such agreements, we could be subject to monetary penalties and our rights under such license agreements could be terminated, either of which could have a material adverse effect on our business, operating results, and financial condition.

We have no control over the providers of our content, and our business may be adversely affected if the access to music is limited or delayed. The concentration of control of content by our major providers means that even one entity, or a small number of entities working together, may unilaterally affect our access to music and other content.

We rely on music rights holders, over whom we have no control, for the content we make available on our service. We cannot guarantee that these parties will always choose to license to it. The music industry has a high level of concentration, which means that one or a small number of entities may, on their own, take actions that adversely affect our business. For example, with respect to sound recordings, the music licensed to us under our agreements with Universal Music Group, Sony Music Entertainment, and Warner Music Group, constitutes a large portion of music consumed on our service. For the year ended December 31, 2021, this content accounted for approximately 33.95% of streams.

Our business may be adversely affected if our access to music is limited or delayed because of deterioration in our relationships with one or more of these rights holders or if they choose not to license to us for any other reason. Rights holders also may attempt to take advantage of their market power to seek onerous financial terms from us, which could have a material adverse effect on our financial condition and results of operations. In 2019, Rotana Audio and Video (“Rotana”) terminated their license agreement. We initiated an arbitration proceeding at the Commercial Courts in Beirut against Rotana for breach of the provisions of the license agreement. In October 2019, Rotana filed a suit against us before Beirut First Instance Court, claiming that we have been illegally distributing content owned by Rotana without a license. Rotana also initiated a legal claim against us before the Cyber Crime Bureau in September 2020, alleging that we kept some content owned by Rotana without a license.

In April 2022, both parties have dropped their lawsuits and a new licensing agreement was signed to bring back Rotana content to Anghami app.

Even if we are able to secure rights to sound recordings from record labels and other copyright owners, artists and/or artist groups may object and may exert public or private pressure on third parties to discontinue licensing rights to us, hold back content from it, or increase royalty rates. As a result, our ability to continue to license rights to sound recordings is subject to convincing a broad range of stakeholders of the value and quality of our service.

To the extent that we are unable to license a large amount of content or the content of certain popular artists, our business, operating results, and financial condition could be materially adversely affected.

Our royalty payment arrangements are complex, and it is difficult to estimate the amount payable under license agreements.

Under our license agreements, we have to pay a royalty to record labels, music publishers, and other copyright owners in order to stream content. The determination of the amount and timing of such payments is complex and subject to a number of variables, including the revenue generated, the type of content streamed and the country in which it is streamed, the service tier such content is streamed on, identification of the appropriate license holder, size of user base, ratio of Ad-Supported Free service users to Premium service users, and any applicable advertising fees, app stores and telecom operators fees and discounts, among other variables.

Additionally, for new licensing agreements, we have certain arrangements because of which royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is estimated at the higher of the actual royalty costs to be incurred during a contractual period or the minimum guarantee. In case the minimum guarantee was higher than the a

Additionally, we also have license agreements that include so-called “most favored nations” provisions that require that the material terms of such agreements are the most favorable material terms provided to any music licensor, which, if triggered, could cause our royalty payments under those agreements to escalate substantially. An accrual and expense is recognized when it is probable that we will make additional royalty payments under these terms. Historically, we never incurred additional provisions relating to most favored nations provisions.

Determining royalty payments is complex. As a result, we may underpay or overpay the royalty amounts payable to record labels, music publishers, and other copyright owners. Underpayment could result in (i) litigation or other disputes with record labels, music publishers, and other copyright owners, (ii) the unexpected payment of additional royalties in material amounts, and (iii) damage to business relationships with record labels, music publishers, other copyright owners, and artists and/or artist groups. If we overpay royalties, we may be unable to reclaim such overpayments, and our profits will suffer. Failure to accurately pay royalties may adversely affect our business, operating results, and financial condition.

Minimum guarantees required under certain of our license agreements for sound recordings and underlying musical compositions may limit our operations and may adversely affect our business, operating results, and financial condition.

Certain of our license agreements for sound recordings and musical compositions (both for mechanical rights and public performance rights) contain minimum guarantees and/or require that we make minimum guarantee payments. As of December 31, 2021, we had estimated future minimum guarantee commitments of $7,115,551 over the next 2 years. Such minimum guarantees related to content acquisition costs are not always tied to our number of users, Premium service users, or the number of sound recordings and musical compositions used on our service. Accordingly, our ability to achieve and sustain profitability and operating leverage on our service depends, in part, on our ability to increase revenue through increased sales of Premium service and advertising sales on terms that maintain an adequate gross margin. The duration of license agreements that contain minimum guarantees is typically between one and two years, but Premium service users may cancel their subscriptions at any time. If our forecasts of Premium service user acquisition do not meet our expectations or the number or advertising sales decline significantly during the term of the license agreements, our margins may be materially and adversely affected. To the extent Premium service revenue growth or advertising sales do not meet our expectations, our business, operating results, and financial condition also could be adversely affected as a result of such minimum guarantees. In addition, the fixed cost nature of these minimum guarantees may limit our flexibility in planning for, or reacting to, changes in our business and the market segments in which we operate.

We rely on estimates of the market share of licensable content controlled by each content provider, as well as its own user growth and forecasted advertising revenue, to forecast whether such minimum guarantees could be recouped against our actual content acquisition costs incurred over the duration of the license agreement. To the extent that these revenue and/or market share estimates underperform relative to our expectations, leading to content acquisition costs that do not exceed such minimum guarantees, our margins may be materially and adversely affected.

Difficulties in obtaining accurate and comprehensive information necessary to identify the compositions embodied in sound recordings on our platform and the ownership thereof may impact our ability to perform our obligations under our licenses, affect the size of our catalogue, impact our ability to control content acquisition costs, and lead to potential copyright infringement claims.

Comprehensive and accurate ownership information for the musical compositions embodied in sound recordings is often unavailable to us or difficult or, in some cases, impossible for us to obtain, often times because it is withheld by the owners or administrators of such rights. We currently rely on the assistance of third parties to determine this information. If the information provided to us or obtained by such third parties does not comprehensively or accurately identify the ownership of musical compositions, or if we are unable to determine which musical compositions correspond to specific sound recordings, it may be difficult or impossible to identify the appropriate rights holders to whom to pay royalties. This may make it difficult to comply with the obligations of any agreements with those rights holders.

These challenges, and others concerning the licensing of musical compositions embodied in sound recordings on our service, may subject us to significant liability for copyright infringement, breach of contract, or other claims.

If our security systems are breached, we may face civil liability, and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract and retain Premium service users, Ad-Supported Free service users, advertisers, content providers, and other business partners.

Techniques used to gain unauthorized access to data and software are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to data pertaining to our users, including credit card and debit card information and other personal data about our users, business partners, and employees. Like all internet services, our service, which is supported by our own systems and those of third parties that we work with, is vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, or other attacks and similar disruptions from unauthorized use of our and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access to personal data. Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in the music subscription industry, and may occur on our systems in the future. Because of our prominence, we believe that it is a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and ability to retain existing users and attract new users. Although we have developed systems and processes that are designed to protect our data and user data, to prevent data loss, to disable undesirable accounts and activities on the platform, and to prevent or detect security breaches, such measures may not provide absolute security, may fail, or may fail to stop such data loss or activities, and they may incur significant costs in protecting against or remediating cyber-attacks.

Any failure, or perceived failure, by us to maintain the security of data relating to our users, to comply with our posted privacy policy, laws and regulations, rules of self-regulatory organizations, industry standards, and contractual provisions to which we may be bound, could result in the loss of confidence in us, or result in actions against us by governmental entities or others, all of which could result in litigation and financial losses, and could potentially cause us to lose users, advertisers, and revenues.

Risks Related to Intellectual Property

Assertions by third parties of infringement or other violation by us of their intellectual property rights could harm our business, operating results, and financial condition.

Third parties have asserted, and may in the future assert, that we have infringed, misappropriated, or otherwise violated their copyrights, patents, and other intellectual property rights, and as we face increasing competition, the possibility of intellectual property rights claims against us grows.

Our ability to provide our service is dependent upon our ability to license intellectual property rights to sound recordings and the musical compositions embodied therein, as well as related content such as album cover art and artist images. Various laws and regulations govern the copyright and other intellectual property rights associated with sound recordings and musical compositions. Existing laws and regulations are evolving and subject to different interpretations, and various legislative or regulatory bodies may expand current or enact new laws or regulations. See “Risk Factors — Risks Related to Our Business Model, Strategy, and Performance— Difficulties in obtaining accurate and comprehensive information necessary to identify the compositions embodied in sound recordings on our service and the ownership thereof may impact our ability to perform our obligations under our licenses, affect the size of our catalogue, impact our ability to control content acquisition costs, and lead to potential copyright infringement claims.”

In addition, music, internet, technology, and media companies are frequently subject to litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. Many companies in these industries, including many of our competitors, have substantially larger patent and intellectual property portfolios than we do. Various “non-practicing entities” that own patents and other intellectual property rights often attempt to aggressively assert claims in order to extract value from technology companies. Further, from time to time we may introduce new products and services, including in territories where we currently do not have an offering, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. It is difficult to predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our business, operating results, and financial condition. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay significant damages, which may be even greater if we are found to have willfully infringed upon a party’s intellectual property; cease exploiting copyrighted content that we have previously had the ability to exploit; cease using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content, or materials; indemnify our partners and other third parties; and/or take other actions that may have material effects on our business, operating results, and financial condition.

Moreover, we rely on software programmers to design our proprietary technologies, and we regularly contribute software source code under “open source” licenses and have made technology we developed available under open source licenses. We cannot assure you that our efforts to prevent the incorporation of licenses that would require us to disclose code and/or innovations in our products will always be successful, as we do not exercise complete control over the development efforts of our programmers, and we cannot be certain that our programmers have not used software that is subject to such licenses or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to licenses that require us to publicly release the affected portions of our source code, re-engineer a portion of our technologies, or otherwise be limited in the licensing of our technologies, we may be forced to do so, each of which could materially harm our business, operating results, and financial condition.

Finally, some of the content offered on our service is generated by our users or other content creators, subjecting us to heightened risk of claims of intellectual property infringement by third-parties if such users and content creators do not obtain the appropriate authorizations from rights holders.

Failure to protect our intellectual property could substantially harm our business, operating results, and financial condition.

The success of our business depends on our ability to protect and enforce our patents, trade secrets, trademarks, copyrights, and all of our other intellectual property rights, including the intellectual property rights underlying our products and services. We attempt to protect our intellectual property under patent, trade secret, trademark, and copyright law through a combination of intellectual property registration, employee, third-party assignment and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. These measures may only offer limited protection and, moreover, are constantly evolving to meet the expanding needs of our business. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our product and brand features, make unauthorized use of original content we make available on our platform, or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult and time-consuming. We cannot assure you that we would have adequate resources to protect and police our intellectual property rights, and we cannot assure you that the steps we take to do so will always be effective.

We have filed, and may in the future file, patent applications on certain of our innovations. It is possible, however, that these innovations may not be patentable. In addition, given the cost, effort, risks, and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for some innovations. Furthermore, our patent applications may not issue as granted patents, the scope of the protection gained may be insufficient or an issued patent may be deemed invalid or unenforceable. We also cannot guarantee that any of our present or future patents or other intellectual property rights will not lapse or be invalidated, circumvented, challenged, or abandoned. Neither can we guarantee that our intellectual property rights will provide competitive advantages to us. Our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes could be limited by our relationships with third parties, and any of our pending or future patent applications may not have the scope of coverage originally sought. We cannot guarantee that our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak. We could lose both the ability to assert our intellectual property rights against, or to license our technology to, others and the ability to collect royalties or other payments. Certain countries’ legal systems do not provide the same level of support for the enforcement or protection of intellectual property rights as those of the United States, and as a result, our intellectual property and proprietary rights may be subject to theft without, or with little, legal recourse.

We currently own the www.anghami.com internet domain name and various other related domain names. Internet regulatory bodies generally regulate domain names. If we lose the ability to use a domain name in a particular country, we may be forced either to incur significant additional expenses to market our service within that country or, in extreme cases, to elect not to offer our service in that country. Either result could harm our business, operating results, and financial condition. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize our brand names in the United States or other countries in which we may conduct business in the future.

Litigation or proceedings before governmental authorities and administrative bodies may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trademarks, trade secrets, and domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results. Additionally, changes in law may be implemented, or changes in interpretation of such laws may occur, that may affect our ability to protect and enforce our patents and other intellectual property.

Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and business.

We regularly review key metrics related to the operation of our business, including, but not limited to, active users, Premium subscribers and conversion, Premium average revenue per user, unit economics and EBITDA, Premium user churn rate, Arabic content and originals content creation to evaluate growth trends, measure performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. These numbers were not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC, or the applicable guidelines for the preparation and presentation of financial statements. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our service is used across large populations globally. For example, we believe that there are individuals who have multiple Anghami accounts, which can result in an overstatement of active users. Errors or inaccuracies in metrics or data could result in incorrect business decisions and inefficiencies.

In addition, advertisers generally rely on third-party measurement services to calculate our metrics, and these third-party measurement services may not reflect our true audience. Some of our demographic data also may be incomplete or inaccurate because users self-report their names and dates of birth. If advertisers, partners, or investors do not perceive our user, geographic, or other demographic metrics to be accurate representations of our user base, or if we discover material inaccuracies in our user, geographic, or other demographic metrics, our reputation may be seriously harmed. See “Risk Factors — Risks Related to Our Operations— We rely on advertising revenue from our Ad-Supported Free service, and any failure to convince advertisers of the benefits of our Ad-Supported Free service in the future could harm our business, operating results, and financial condition,” “— We are at risk of artificial manipulation of stream counts and failure to effectively manage and remediate such fraudulent streams could have an adverse impact on our business, operating results, and financial condition,” and “— We are at risk of attempts at unauthorized access to our service and failure to effectively prevent and remediate such attempts could have an adverse impact on our business, operating results, and financial condition.”

We are at risk of attempts at unauthorized access to our service and failure to effectively prevent and remediate such attempts could have an adverse impact on our business, operating results, and financial condition.

We are at risk of being impacted by attempts by third parties to manipulate and exploit our software for the purpose of gaining unauthorized access to our service. If we have currently failed to successfully detect and address such issues or if in the future we fail to successfully detect and address such issues, it may have artificial effects on key performance indicators, which underlie, among other things, our contractual obligations with rights holders and advertisers, as well as harm our relationship with advertisers and rights holders. This may also impact our results of operations, particularly with respect to margins on our Ad-Supported Free service segment, by increasing the Ad-Supported cost of revenue without a corresponding increase to our Ad-Supported revenue, and could expose us to claims for damages including, but not limited to, from rights holders, any of which could seriously harm our business. Moreover, once we detect and correct such unauthorized access and any key performance indicators it affects, investor confidence in the integrity of our key performance indicators could be undermined. These could have a material adverse impact on our business, operating results, and financial condition.

We are at risk of artificial manipulation of stream counts and failure to effectively manage and remediate such fraudulent streams could have an adverse impact on our business, operating results, and financial condition.

We have in the past been, and continues to be, impacted by attempts by third parties to artificially manipulate stream counts. Such attempts may, for example, be designed to generate revenue for rights holders or to influence placement of content on Anghami-created playlists or industry music charts. These potentially fraudulent streams also may involve the creation of non-bona fide user accounts or artists. We use a combination of algorithms and manual review by employees to detect fraudulent streams. However, it may not be successful in detecting, removing, and addressing all fraudulent streams (and any related user accounts). If we fail to successfully detect, remove, and address fraudulent streams and associated user accounts, it may result in the manipulation of our data, including the key performance indicators which underlie, among other things, our contractual obligations with rights holders and advertisers (which could expose us to the risk of litigation), as well as harm our relationships with advertisers and rights holders. In addition, once we detect, correct, and disclose fraudulent streams and associated user accounts and the key performance indicators they affect, investor confidence in the integrity of our key performance indicators could be undermined. These could have a material adverse impact on our business, operating results, and financial condition.

If we fail to develop and maintain an effective system of internal controls covering financial reporting, we may be unable to accurately or timely report our financial results or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely impacted.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Prior to the Business Combination, Anghami was a private company with limited accounting personnel and limited resources with which to address internal controls over financial reporting. In connection with the audit of our consolidated financial statements for the years ended December 31, 2020 and 2021, Anghami and our independent registered public accounting firm identified certain material weaknesses in our internal controls over financial reporting.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal controls covering financial reporting, such that there is a reasonable possibility that a material misstatement of the financial statements will not be detected or prevented on a timely basis.

The material weaknesses identified related to:

●	a lack of sufficiently skilled personnel with requisite IFRS reporting knowledge and experience;

●	a lack of sufficient entity level controls and sufficiently designed internal controls and financial reporting policies and procedures including segregation of duties; and

●	a lack of sufficient effective controls over prospective financial information used in Anghami’s going concern assessment.

These material weaknesses, if not remediated in a timely manner, may lead to material misstatements in our future consolidated financial statements.

Anghami was neither historically required to perform an evaluation of internal controls covering financial reporting as of December 31, 2020 or December 31, 2021 in accordance with the provisions of the Sarbanes-Oxley Act as we were a private company, nor did Anghami undertake a comprehensive assessment of its internal controls for purposes of identifying and reporting material weaknesses and other control deficiencies. Had Anghami performed a formal assessment of its internal controls over financial reporting or had its independent registered public accounting firm performed an audit of Anghami’s internal controls over financial reporting, additional deficiencies may have been identified.

As a public company, we are required to maintain internal control over financial reporting, including adequate disclosure controls and procedures, and to report any material weaknesses in those internal controls. For example, we are required to perform system and process evaluation and testing of our internal control over financial reporting to allow our management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. If we are unable to successfully remediate the identified material weaknesses, if we discover additional material weaknesses or if we are otherwise unable to report financial statements accurately or in a timely manner, we would be required to continue disclosing such material weaknesses in future filings with the SEC, which could adversely affect our business, investor confidence in the company and the market price of our ordinary shares and could subject us to litigation or regulatory enforcement actions. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the market value of our ordinary shares.

Following the identification of the material weaknesses, Anghami has begun taking measures, and we will continue to take measures, to remediate these control deficiencies. Measures to rectify the weaknesses and deficiencies include the implementation of Oracle ERP, hiring outside consultants, provide technical training for its employees and hire internal auditors. Anghami is currently in the testing phase of the Oracle ERP and it is expected to become fully operational in the coming months. In addition, we have hired public accountants to assist us in accounting documentation, enhancing reporting requirements and develop internal policies and procedures. We plan to establish an internal audit function to make sure we have implemented best practices in financial controls.

Besides, we will implement control mechanisms on spending to match prospective financial statements. These mechanisms include detailed business plan for each new project to be approved by executive committee within the board. Anghami will be quarterly reporting the performance of these projects for executive committee to follow-up on performance and adjust course when needed.

However, the implementation of these measures may not fully address the material weaknesses in our internal controls covering financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct the material weaknesses or their failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As of the date of the filing of this annual report, such material weaknesses have not been remediated.

We are subject to a variety of laws around the world. Government regulation of the internet is evolving and any changes in government regulations relating to the internet or other areas of our business or other unfavorable developments may adversely affect our business, operating results, and financial condition.

We are an international company with offices in UAE, Saudi Arabia, Egypt and Lebanon with further plans to expand regionally. As a result of this organizational structure and the scope of our operations, we are subject to a variety of laws in different countries. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, additionally, as our business grows and evolves, we will become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject.

We are subject to general business regulations and laws, as well as regulations and laws specific to the internet. Such laws and regulations include, but are not limited to, labor, advertising and marketing, real estate, taxation, user privacy, data collection and protection, intellectual property, anti-corruption, anti-money laundering, foreign exchange controls, antitrust and competition, electronic contracts, telecommunications, sales procedures, automatic subscription renewals, credit card processing procedures, consumer protections, broadband internet access, and content restrictions. We cannot guarantee that we have been or will be fully compliant in every jurisdiction in which we are subject to regulation, as existing laws and regulations are constantly changing. The adoption or modification of laws or regulations relating to the internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct business. Further, compliance with laws, regulations, and other requirements imposed upon our business may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Moreover, as internet commerce continues to evolve, increasing regulation by international regulators becomes more likely and may lead to more stringent consumer protection laws, which may impose additional burdens on us. The adoption of any laws or regulations that adversely affect the popularity or growth in use of the internet, including laws limiting internet neutrality, could decrease user demand for our service and increase our cost of doing business. Future regulations, or changes in laws and regulations or their existing interpretations or applications, also could hinder our operational flexibility, raise compliance costs, and result in additional historical or future liabilities, resulting in material adverse impacts on our business, operating results, and financial condition.

We depend on highly skilled key personnel to operate our business, and if we are unable to attract, retain, and motivate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe that our future success is highly dependent on the talents and contributions of our senior management, Edgard Maroun, our Chief Executive Officer, and Elias Habib, our Chief Technical Officer, members of our executive team, and other key employees, such as key engineering, finance, research and development, marketing, and sales personnel. Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. Certain members of our senior management are free to terminate their employment relationship at any time, and their knowledge of our business and industry may be difficult to replace. Qualified individuals are in high demand, particularly in the digital media industry, and we may incur significant costs to attract them. If we are unable to attract and retain senior management and key employees, we may not be able to achieve our strategic objectives, and our business could be harmed.

Risks Related to Our Operations

We may require additional capital to support business growth and objectives, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing services, expand into additional markets around the world, improve infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage, and have engaged, in equity and debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer additional significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common shares. Any debt financing we secure in the future also could contain restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when required, our ability to continue to support business growth, acquire or retain users, and respond to business challenges could be significantly impaired.

There were a significant number of redemptions in connection with the Business Combination and if we are not successful in raising additional capital in a timely manner, we may have insufficient cash and liquidity to pay operating expenses and other obligations. Any such event would have a material adverse effect on our business and financial condition.

Prior to the Closing of the Business Combination, holders of approximately 97.6% of VMAC common stock exercised their right to redeem such shares. Due to the significant number of redemptions, we raised less capital than planned in the Business Combination. As a result, we may seek additional capital through a combination of private and public equity and debt offerings or other sources, which could result in dilution to our existing shareholders and decline in the price of our securities. There can be no assurance that we will be successful in obtaining capital sufficient to meet our operating needs on terms or a timeframe acceptable to us or at all. See “—We may require additional capital to support business growth and objectives, and this capital might not be available on acceptable terms, if at all.”

Warrant holders may not elect to exercise any of their warrants which could significantly reduce the amount of cash we could receive from the exercise of the warrants.

Our warrants are exercisable for one ordinary share at an exercise price of $11.50 per ordinary share. The closing price of our ordinary shares on the Nasdaq on May 6, 2022 was $7.26 per ordinary share. As of such date, because the exercise price exceeded the price of our ordinary shares, our warrants were “out-of-the-money,” and we believe that it is unlikely that any warrant holder would exercise any warrants at a time when the warrants are out-of-the-money. The exercise of our warrants is discretionary by the warrant holder. Accordingly, there can be no assurance that the warrant holders will elect to exercise any or all of the warrants. To the extent that any of the warrant holders elect not to exercise their warrants or their warrants are exercised on a “cashless basis,” as may be permitted in certain circumstances, the amount of cash we would receive from the exercise of the warrants will decrease. It is also possible that we may receive no money from the exercise of our warrants.

Streaming depends on effectively working with third-party platforms, operating systems, online platforms, hardware, networks, regulations, and standards that we do not control. Changes in our service or those operating systems, hardware, networks, regulations, or standards, and our limitations on our ability to access those platforms, operating systems, hardware, or networks may seriously harm our business.

Our service requires high-bandwidth data capabilities and if the costs of data usage increase or access to data networks is limited, our business may be seriously harmed. Additionally, to deliver high-quality audio, video, and other content over networks, our services must work well with a range of technologies, systems, networks, regulations, and standards that we do not control.

We also rely on a variety of operating systems, online platforms, hardware, and networks to reach our customers. These platforms range from desktop and mobile operating systems and application stores to wearables and intelligent voice assistants. The owners or operators of these platforms may not share our interests and may restrict our access to them or place conditions on access that would materially affect our ability to access those platforms. In particular, where the owner of a platform also is our direct competitor, the platform may attempt to use this position to affect our access to customers and ability to compete. Online platforms also may unilaterally impose certain requirements that negatively affect our ability to convert users to the Premium service, such as conditions that limit our freedom to communicate promotions and offers to the users. Similarly, online platforms may force us to use the platform’s payment processing systems which may be inferior to and more costly than other payment processing services available in the market. Online platforms frequently change the rules and requirements for services like our to access the platform, and such changes may adversely affect the success or desirability of our service. Online platforms may limit our access to information about customers, limiting our ability to convert and retain them. Online platforms also may deny access to application programming interfaces (“API”) or documentation, limiting functionality of our service on the platform. There can be no assurance that we will be able to comply with the requirements of those operating systems, online platforms, hardware, networks, regulations, and standards on which our service depends, and failure to do so could result in serious harm to our business.

We face and will continue to face competition for Ad-Supported Free service users, Premium service users, and user listening time.

We compete for the time and attention of our users with other content providers on the basis of a number of factors, including quality of experience, relevance, diversity of content, ease of use, price, accessibility, perception of advertising load, brand awareness, and reputation. We compete with providers of on-demand music, which is purchased or available for free and playable on mobile devices and in the home. These forms of media may be purchased, downloaded, and owned such as iTunes audio files, MP3s, or CDs, or accessed from subscription or free online on-demand offerings by music providers or content streams from other online services. We face increasing competition for users from a growing variety of businesses, including other subscription music services around the world, many of which offer services that are similar to our service, that deliver music content over the internet, through mobile phones, and through other wireless devices. Many of our current or future competitors are already entrenched or may have significant brand recognition in a particular region or market in which we operate or seek to penetrate. We also compete with providers of internet radio both online and through connected mobile devices. These internet radio providers may offer more extensive content libraries than we offer and some may have a broader international offering than ours. We also compete with terrestrial radio, satellite radio, and online radio. In addition, we also compete for users with providers of social media services both online and through connected mobile devices.

We also believe that companies with a combination of technical expertise, brand recognition, financial resources, and digital media experience also pose a significant threat of developing competing on-demand music distribution technologies. In particular, if known incumbents in the digital media space such as Facebook choose to offer competing services, they may devote greater resources than we have available, have a more accelerated time frame for deployment, and leverage their existing user base and proprietary technologies to provide services that our users and advertisers may view as superior. Furthermore, Spotify, YouTube, Amazon Prime, Apple Music, Deezer, Google Play Music, Joox, Pandora, SoundCloud, and others have competing services, which may negatively impact our business, operating results, and financial condition. Our current and future competitors may have higher brand recognition, more established relationships with music and other content licensors and mobile device manufacturers, greater financial, technical, and other resources, more sophisticated technologies, and/or more experience in the markets. In addition, Apple and Google also own application store platforms and are charging in-application purchase fees, which are not being levied on their own applications, thus creating a competitive advantage for themselves against us. As the market for on-demand music on the internet and mobile and connected devices increases, new competitors, business models, and solutions are likely to emerge.

We also face significant competition for users from companies promoting their own digital music content online or through application stores, including several large, well-funded, and seasoned participants in the digital media market. The websites and mobile applications of our competitors may rank higher than our website and our mobile application, and our application may be difficult to locate in mobile device application stores, which could draw potential users away from our service and toward those of our competitors. In addition, some of the competitors, including Apple, Amazon, and Google, have developed, and are continuing to develop, devices for which their music streaming service is preloaded, creating a visibility advantage. If we are unable to compete successfully for users against other digital media providers by maintaining and increasing our presence and visibility online, on mobile devices, and in application stores, our number of Premium service users and songs streamed on our service may fail to increase or may decline and subscription fees and advertising sales may suffer. See “Risk Factors — Risks Related to Our Business Model, Strategy, and Performance— If our efforts to attract prospective users, retain existing users, and effectively monetize our products and services are not successful, our growth prospects and revenue will be adversely affected.”

We compete for a share of advertisers’ overall marketing budgets with other content providers on a variety of factors including perceived return on investment, effectiveness and relevance of advertising products, pricing structure, and ability to deliver large volumes or precise types of advertisements to targeted user demographic pools. We also compete for advertisers with a range of internet companies, including major internet portals, search engine companies, social media sites, and applications, as well as traditional advertising channels such as terrestrial radio.

Failure to compete successfully against our current or future competitors could result in loss of current or potential advertisers, a reduced share of our advertisers’ overall marketing budget, loss of existing or potential users, or diminished brand strength, which could adversely affect our pricing and margins, lower revenue, increase research and development and marketing expenses, and prevent us from achieving profitability.

Our products are highly technical and may contain undetected errors, bugs, or vulnerabilities, which could manifest in ways that could seriously harm our reputation and our business.

Many of the products we offer are highly technical and complex. These products or any other product we may introduce in the future may contain undetected hardware errors, software bugs, and other vulnerabilities. These errors, bugs, and vulnerabilities can manifest in any number of ways in our products, including through diminished performance, security incidents, malfunctions, service disruptions, or even permanently disabled products. We have a practice of rapidly updating our products, and as a result some errors, bugs, or vulnerabilities in our products may be discovered only after a product has been used, and may in some cases be detected only under certain circumstances or after extended use. Additionally, many of our products are available on multiple operating systems and/or multiple devices offered by different manufacturers, and changes or updates to such operating systems or devices may cause errors or functionality problems in our products, including rendering our products inoperable by some users. Our products operate in conjunction with, and we are dependent upon, third-party products and services, and any error or bug in one of these third-party products or services could thwart our users’ ability to access our products and services, present a security vulnerability, and harm our reputation. Additionally, any errors, bugs, or other vulnerabilities discovered in our code or backend after release could damage our reputation, drive away users, allow third parties to manipulate or exploit our software, lower revenue, impact the stability or accuracy of our user metrics or other estimates, and expose us to claims for damages, any of which could seriously harm our business. Additionally, errors, bugs, or other vulnerabilities may-either directly or if exploited by third parties-affect our ability to make accurate royalty payments. See “Risks Related to Intellectual Property— Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements or relevant statutes.”

We could also face claims for product liability, tort, or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and seriously harm our reputation and our business. In addition, if our liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business could be seriously harmed.

Interruptions, delays or discontinuations in service arising from our own systems or from third parties could impair the delivery of our service and harm our business.

We rely on systems housed in our own facilities and upon third parties, including bandwidth providers and third-party “cloud” data storage services, to enable our users to receive our content in a dependable, timely, and efficient manner. We have experienced and may in the future experience periodic service interruptions and delays involving our own systems and those of third parties that we work with. Both our own facilities and those of third parties are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They also are subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical, and cyber security measures, terrorist acts, natural disasters, human error, the financial insolvency of third parties that we work with, and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our service and to unauthorized access to, or alteration of, the content and data contained on our systems and that these third parties store and deliver on our behalf. Any disruption in the services provided by these third parties could materially adversely impact our business reputation, customer relations, and operating results.

If we fail to accurately predict, recommend, and play music that our users enjoy, we may fail to retain existing users and attract new users in sufficient numbers to meet investor expectations for growth or to operate our business profitably.

Our system for predicting user music preferences and selecting music tailored to our users’ individual music tastes is based on advanced data analytics systems and proprietary algorithms. While we have invested, and will continue to invest, significant resources in refining these technologies; however, these investments may not yield an attractive return and such refinements may not be effective. The effectiveness of our ability to predict user music preferences and select music tailored to our users’ individual music tastes depends in part on our ability to gather and effectively analyze large amounts of user data. In addition, our ability to offer users songs that they have not previously heard and impart a sense of discovery depends on our ability to acquire and appropriately categorize additional songs that will appeal to each users’ diverse and changing tastes. Although we have a large catalogue of songs available to stream, we may not be able to effectively identify and analyze additional songs that our users will enjoy. Our ability to predict and select music content that our users enjoy is critical to our service and failure to make accurate predictions could materially adversely affect our ability to adequately attract and retain users, increase hours spent by users consuming video and audio content on our app (“Content Hours”), and sell advertising to meet investor expectations for growth or to operate the business profitably.

If we fail to effectively manage our growth, our business, operating results, and financial condition may suffer.

Our rapid growth has placed, and will continue to place, significant demands on our management and operational and financial infrastructure. In order to attain and maintain profitability, we will need to recruit, integrate, and retain skilled and experienced personnel who can demonstrate our value proposition to users, advertisers, and business partners and who can increase the monetization of the music streamed on our service, particularly on mobile devices. Continued growth also could strain our ability to maintain reliable service levels for our users, effectively monetize the music streamed, develop and improve our operational and financial controls, and recruit, train, and retain highly skilled personnel. If our systems do not evolve to meet the increased demands placed on us by an increasing number of advertisers, we also may be unable to meet obligations under advertising agreements with respect to the delivery of advertising or other performance obligations. As our operations grow in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable technical and management resources. If we fail to maintain efficiency and allocate limited resources effectively in our organization as we grow, our business, operating results, and financial condition may suffer.

We have incurred significant operating losses in the past, and we may not be able to generate sufficient revenue to be profitable, or to generate positive cash flow on a sustained basis. In addition, our revenue growth rate may decline.

Since our inception, we have incurred significant operating losses and as of December 31, 2021, had an accumulated deficit of $26,842,475. For the years ended December 31, 2021 and 2020, our operating losses were $13,564,077 and $2,548,313, respectively. We have incurred significant costs to license content and continue to pay royalties to music labels, publishers, and other copyright owners for such content. We cannot assure you that we will generate sufficient revenue from the sale of our services to offset the cost of our content and these royalty expenses. If we cannot successfully earn revenue at a rate that exceeds the operational costs, including royalty expenses, associated with our services, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis.

In the future, our revenue growth rate may decline because of a variety of factors, including increased competition and the maturation of our business. We cannot assure you that our revenue will continue to grow or will not decline. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance will be adversely affected.

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve profitability. We expect to continue to expend substantial financial and other resources on:

●	securing top quality audio and video content from leading music labels, distributors, aggregators, as well as the publishing right to the underlying musical compositions;

●	creating new forms of original content;

●	our technology infrastructure, including website architecture, development tools, scalability, availability, performance, security, and disaster recovery measures;

●	research and development, including investments in our research and development team and the development of new features;

●	sales and marketing, including a significant expansion of our field sales organization;

●	international expansion in an effort to increase our member base, engagement, and sales; and

●	general administration, including legal and accounting expenses, related to being a public company.

These investments may not result in increased revenue or growth in our business. If we fail to continue to grow our revenue and overall business, our business, operating results, and financial condition would be harmed.

Our ability to increase the number of users will depend in part on our ability to distribute our service, which may be affected by third-party interference beyond our control.

The use of our service depends on the ability of our users to access the internet, our website, and the Anghami app. Enterprises or professional organizations, including governmental agencies, could block access to the internet, our website, and the Anghami application for a number of reasons such as security or confidentiality concerns or regulatory reasons that could adversely impact our user base.

Additionally, we distribute our application via smartphone and tablet application download stores managed by Amazon, Apple, Google, and Microsoft, among others. Certain of these companies are now, and others may in the future become, our competitors, and could stop allowing or supporting access to our service through their products, could allow access for us only at an unsustainable cost, or could make changes to the terms of access in order to make our service less desirable or harder to access, for competitive reasons.

We rely on advertising revenue from our Ad-Supported Free service, and any failure to convince advertisers of the benefits of the Ad-Supported Free service in the future could harm our business, operating results, and financial condition.

Our ability to attract and retain advertisers, and ultimately to generate advertising revenue, depends on a number of factors, including:

●	increasing the number of hours Ad-Supported Free service users spend listening to music or otherwise engaging with content;

●	increasing the number of Ad-Supported Free service users;

●	keeping up with advancements in technology;

●	competing effectively for advertising dollars from other online and mobile music streaming and media companies;

●	maintaining and growing relationships with marketers, agencies, and other demand sources who purchase advertising inventory from us; and

●	continuing to develop and diversify our advertisement platform, which currently includes delivery of advertising products through multiple delivery channels, including traditional computers, mobile, and other connected devices.

We may not succeed in capturing a greater share of our advertisers’ core marketing budgets, particularly if we are unable to achieve the scale, reach, products, and market penetration necessary to demonstrate the effectiveness of our advertising solutions, or if our advertising model proves ineffective or not competitive when compared to other alternatives and platforms through which advertisers choose to invest their budgets. Failure to grow the Ad-Supported Free service user base and to effectively demonstrate the value of our Ad-Supported Free service to advertisers could result in loss of, or reduced spending by, existing or potential future advertisers, which would materially harm our business, operating results, and financial condition.

Negative media coverage could adversely affect our business.

We receive a high degree of media coverage in the MENA Operating Area. Unfavorable publicity regarding, for example, payments to music labels, publishers, artists, and other copyright owners, our privacy practices, terms of service, service changes, service quality, litigation or regulatory activity, government surveillance, the actions of our advertisers, the actions of our developers whose services are integrated with our service, the use of our service for illicit, objectionable, or illegal ends, the actions of any users, the quality and integrity of content shared on our service, or the actions of other companies that provide similar services to it, could materially adversely affect our reputation. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our user base and result in decreased revenue, which would materially adversely affect our business, operating results, and financial condition.

Our business depends on a strong brand, and any failure to maintain, protect, and enhance the brand would hurt our ability to retain or expand our base of Ad-Supported Free service users, Premium service users, and advertisers.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting, and enhancing the “Anghami” brand is critical to expanding our base of Ad-Supported Free service users, Premium service users, and advertisers, and will depend largely on our ability to continue to develop and provide an innovative and high-quality experience for our users and to attract advertisers, content owners, mobile device manufacturers, and other consumer electronic product manufacturers to work with us, which we may not do successfully. If we do not successfully maintain a strong brand, our business could be harmed.

Our brand may be impaired by a number of other factors, including any failure to keep pace with technological advances on our platform or with our service, slower load times for our service, a decline in the quality or quantity of the content available, a failure to protect intellectual property rights, or any alleged violations of law, regulations, or public policy. Additionally, the actions of our developers, advertisers, and content partners may affect our brand if users do not have a positive experience using third-party applications or websites integrated with us or that make use of our content.

Our trademarks, trade dress, and other designations of origin are important elements of our brand. We have registered “Anghami” and other marks as trademarks in New York, UK, Switzerland, UAE, Saudi Arabia, Lebanon, Egypt, Jordan, and certain other jurisdictions. Nevertheless, competitors or other companies may adopt marks similar to us, or use our marks and confusingly similar terms as keywords in internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly leading to confusion among our users. Whether or not our trademark applications are denied, third parties may claim that our trademarks infringe upon their rights. As a result, we could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of our brand in those or other jurisdictions. Doing so could harm our brand or brand recognition and adversely affect our business, financial condition, and results of operation.

Various regulations related to privacy and data security concerns pose the threat of lawsuits and other liability, require us to expend significant resources, and may harm our business, operating results, and financial condition.

We collect and use personal and other information from and about our users as they interact with our Service. Various laws and regulations govern the collection, use, retention, sharing, and security of the data we receive from and about our users. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users or devices with data collected through the internet, and we expect such scrutiny to continue to increase. Alleged violations of laws and regulations relating to privacy and data security, and any relevant claims, may expose us to potential liability and may require us to expend significant resources in responding to and defending such allegations and claims. Claims or allegations that we have violated laws and regulations relating to privacy and data security could in the future result in negative publicity and a loss of confidence by our users and partners. Such claims or allegations also may subject us to fines, including by data protection authorities and credit card companies, and could result in the loss of our ability to accept credit and debit card payments.

Additionally, the regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Our business, including our ability to operate and expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our website, services, features, or our privacy policy. Our business could be harmed by any significant change to applicable laws, regulations, or industry practices regarding the use of our users’ personal data, for example regarding the manner in which disclosures are made and how the express or implied consent of users for the use of personal data is obtained. Such changes may require us to modify our services and features, possibly in a material manner, and may limit our ability to develop new services and features that make use of the data that users voluntarily share. In addition, some of our developers or other partners, such as those that help measure the effectiveness of ads, may receive or store information provided by us or by users through mobile or web applications integrated with our service. We provide limited information to such third parties based on the scope of services provided. However, if these third parties or developers fail to adopt or adhere to adequate data security practices, or in the event of a breach of their networks, our data or our users’ data may be improperly accessed, used, or disclosed.

The European Union General Data Protection Regulation (“GDPR”) came into effect on May 25, 2018 and required us to change our privacy and data security practices. The GDPR implemented more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained valid consent or have another legal basis in place to justify their data processing activities. The GDPR provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could limit our ability to use and share personal data or could require localized changes to our operating model. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance. These new laws also could cause our costs to increase and result in further administrative costs to providing our service.

We may find it necessary or desirable to join self-regulatory bodies or other privacy-related organizations that require compliance with their rules pertaining to privacy and data security. We also may be bound by contractual obligations that limit our ability to collect, use, disclose, share, and leverage user data and to derive economic value from it. New laws, amendments to, or reinterpretations of existing laws, rules of self-regulatory bodies, industry standards, and contractual obligations, as well as changes in our users’ expectations and demands regarding privacy and data security, may limit our ability to collect, use, and disclose, and to leverage and derive economic value from user data. Restrictions on our ability to collect, access and harness user data, or to use or disclose user data or any profiles that we develop using such data, may require us to expend significant resources to adapt to these changes, and would in turn limit our ability to stream personalized music content to our users and offer targeted advertising opportunities to our Ad-Supported Free service users.

In addition, any failure or perceived failure by us to comply with privacy or security laws, policies, legal obligations, industry standards, or any security incident that results in the unauthorized release or transfer of personal data may result in governmental enforcement actions and investigations, including fines and penalties, enforcement orders requiring us to cease processing or operate in a certain way, litigation and/or adverse publicity, including by consumer advocacy groups, and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Such failures could have a material adverse effect on our financial condition and operations. If the third parties we work with (for example, cloud-based vendors) violate applicable laws or contractual obligations or suffer a security breach, such violations also may put us in breach of our obligations under privacy laws and regulations and/or could in turn have a material adverse effect on our business.

We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, self-regulatory bodies, industry standards, and contractual obligations.

Increased regulation of data capture, analysis, and utilization and distribution practices, including self-regulation and industry standards, could increase our cost of operation, limit our ability to grow our operations, or otherwise adversely affect our business, operating results, and financial condition.

We are subject to a number of risks related to credit card and debit card payments we accept.

We accept payments using a variety of methods, including credit and debit card transactions. For credit and debit card payments, we pay interchange and other transaction fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our Premium Service, which could cause us to lose Premium service users and subscription revenue, or suffer an increase in our costs without a corresponding increase in the price we charge for our Premium Service, either of which could harm our business, operating results, and financial condition.

We rely on third-party service providers for payment processing services. Our business could be materially disrupted if these third-party service providers become unwilling or unable to provide these services to us. If we or our service providers for payment processing services have problems with our billing software, or the billing software malfunctions, it could have a material adverse effect on our user satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our Premium service user’s credit cards on a timely basis or at all, our business, financial condition, and results of operations could be materially adversely affected.

We are also subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it more difficult for us to comply. Any failure to comply with these rules or requirements may subject us to higher transaction fees, fines, penalties, damages, and civil liability, and may result in the loss of our ability to accept credit and debit card payments. Further, there is no guarantee that, even if we are in compliance with such rules or requirements, such compliance will prevent illegal or improper use of our payment systems or the theft, loss, or misuse of data pertaining to credit and debit cards, credit and debit card holders, and credit and debit card transactions. Certain payment card associations have proposed additional requirements for trial offers for automatic renewal subscription services, which may hinder our ability to attract or retain Premium service users.

If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures, and significantly higher credit card-related costs, each of which could adversely affect our business, financial condition, and results of operations. If we are unable to maintain our chargeback rate or refund rates at acceptable levels, credit card and debit card companies may increase our transaction fees or terminate their relationships with us. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

We are subject to a number of risks related to other payment solution providers.

We accept payments through various payment solution providers, such as telco integrated billings and prepaid codes vendors. These payment solution providers provide services to us in exchange for a fee and settlement terms, which may be subject to change, impacting our profitability and cash position. Furthermore, we rely on their accurate and timely reports on sales and redemptions. If such accurate and timely reports are not being provided, it will affect the accuracy of our reports to our licensors, and also affect the accuracy of our financial reporting. In addition, our ability to provide subscription service is dependent on the performance of such payment solution providers. If these service providers face technical issues that result in service downtime, our ability to generate subscription revenue could be adversely impacted.

Emerging industry trends in digital advertising may pose challenges for our ability to forecast or optimize our advertising inventory, which may adversely impact the Ad-Supported Free service revenue.

The digital advertising industry is introducing new ways to measure and price advertising inventory. In the absence of a uniform industry standard, agencies and advertisers have adopted several different measurement methodologies and standards. In addition, measurement services may require technological integrations, which are still being evaluated by the advertising industry without an agreed-upon industry standard metric. As these trends in the industry continue to evolve, our advertising revenue may be adversely affected by the availability, accuracy, and utility of the available analytics and measurement technologies as well as our ability to successfully implement and operationalize such technologies and standards.

Further, the digital advertising industry is shifting to data-driven technologies and advertising products, such as automated buying. These data-driven advertising products and automated buying technologies allow publishers and advertisers to use data to target advertising toward specific groups of users who are more likely to be interested in the advertising message delivered to them. These advertising products and programmatic technologies are currently more developed in terms of advertising technology and industry adoption on the web than they are on mobile or on other software applications, and may not integrate with our desktop software version of the Ad-Supported Free service. Because the majority of our Ad-Supported Free service user hours occur on mobile devices, if we are unable to deploy effective solutions to monetize the mobile device usage by Ad-Supported Free service user base, our ability to attract advertising spend, and ultimately advertising revenue, may be adversely affected by this shift.

Our operating results may fluctuate, which makes our results difficult to predict.

Our revenue and operating results could vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In addition to other risk factors discussed herein, factors that may contribute to the variability of our quarterly and annual results include:

●	Our ability to retain current user base, increase the number of Ad-Supported Free service users and Premium service users, and increase users’ time spent streaming content;

●	Our ability to effectively manage growth;

●	Our ability to attract and retain existing advertisers and prove that our advertising products are effective enough to justify a pricing structure that is profitable;

●	the effects of increased competition on our business;

●	Our ability to keep pace with changes in technology and competitors;

●	lack of accurate and timely reports and invoices from rights holders and partners;

●	interruptions in service, whether or not we are responsible for such interruptions, and any related impact on our reputation;

●	Our ability to pursue and appropriately time our entry into new geographic or content markets and, if pursued, our management of this expansion;

●	costs associated with defending any litigation, including intellectual property infringement litigation;

●	the impact of general economic conditions on our revenue and expenses; and

●	changes in regulations affecting our business.

Seasonal variations in user and marketing behavior also may cause fluctuations in our financial results. We expect to experience some effects of seasonal trends in user behavior due to increased internet usage and sales of streaming service subscriptions and devices during holiday periods, such as New Year’s Eve, Eid, and Christmas. We also may experience higher advertising sales during such increased usage periods, and incur greater marketing expenses as we attempt to attract new users and convert Ad-Supported Free service users to Premium service users. In addition, expenditures by advertisers tend to be cyclical and are often discretionary in nature, reflecting overall economic conditions, the economic prospects of specific advertisers or industries, budgeting constraints and buying patterns, and a variety of other factors, many of which are outside our control.

If we do not receive previously agreed financial incentives from the Abu Dhabi Investment Office, the results of our operations could be adversely affected.

Our headquarters are in Abu Dhabi, the capital of the UAE, at the Abu Dhabi Global Market (“ADGM”). The Abu Dhabi Investment Office (“ADIO”), being the Abu Dhabi government’s investment attraction and development hub, has committed to providing up to approximately AED 60 million in financial incentives to support the establishment, growth and development of our technology and research and development center in Abu Dhabi. Pursuant to the incentive programme agreement entered into between ADIO and us, dated December 23, 2020, we will be entitled to receive these financial incentives, in the form of rebates, only upon meeting certain performance metrics and conditions. These include, establishing the project plan (which includes setting up the new global headquarters in Abu Dhabi and moving personnel to such office), certain employment commitments and investment commitments. Based on these achievements, we will have to submit quarterly financial reports and ADIO has the right to approve these reports and determine applicable rebates payable for such quarter. If we are unable to meet these performance metrics or conditions in any quarter, or otherwise fails to receive the financial incentive payments, the results of our operations could be adversely affected. In addition, we have agreed to use reasonable efforts to explore a dual listing on the Abu Dhabi Securities Exchange if we determine that a dual listing is in our best interest, subject to prevailing market conditions, within 18 months of entering into the agreement.

If currency exchange rates fluctuate substantially in the future, the results of our operations could be adversely affected.

As we continue to expand our international operations, we become increasingly exposed to the effects of fluctuations in currency exchange rates. We incur expenses for employee compensation, rental fees, and other operating expenses in the local currency, and an increasing percentage of our international revenue is from users who pay us in currencies other than U.S. dollars, including the Lebanese Pound, Egyptian Pound, Saudi Riyal, and UAE Dirham. Our principle foreign currency risk arises from Egyptian and Lebanese Pound denominated transactions. For instance, as at December 31, 2021, we have had to reclass our bank balances in Lebanese Pounds equivalent of $433,660 to other financial assets due to significant devaluation of Lebanese Pounds against U.S. dollar caused by the ongoing political and economic situation in Lebanon. We have also had to drop the value of contract assets denominated in Lebanese pounds resulting in $310,688 in foreign exchange loss during the year ended December 31, 2021. Fluctuations in the exchange rates between the U.S. dollar and other currencies may impact expenses as well as revenue, and consequently have an impact on margin and the reported operating results. This could have a negative impact on our reported operating results. To date, we have engaged in limited hedging strategies related to foreign exchange risk stemming from our operations. These strategies may include instruments such as foreign exchange forward contracts and options. However, these strategies should not be expected to fully eliminate the foreign exchange rate risk that we are exposed to.

The ongoing coronavirus (COVID-19) pandemic and the global attempt to contain it may harm our industry, business, and results of operations.

The COVID-19 pandemic had a significant negative impact on our business and that of the our customers. The direct impact on the our business, beyond disruptions in normal business operations, was driven by the reduced spending of major advertisers and consumer spending on discretionary items, which in turn adversely affected our revenue from both Ad-Supported subscriptions and Premium subscriptions. While many of our advertisers have increased their advertising budget and there has been an increase in our users’ engagement, these are still not at the pre-pandemic level. As a result of the COVID-19 pandemic, artists and other content creators have experienced delays or interruptions in their ability to create and release new content on the platform. The decrease in the amount or quality of content available on our platform has adversely affected user engagement and our financial performance. The COVID-19 pandemic also delayed our fundraising process to the last quarter of 2020. The ultimate impact of COVID-19 on our financial performance and results of operations will depend on numerous evolving factors that we may not be able to accurately predict, including the duration and scope of the pandemic, the impact of the pandemic on economic activity, and actions taken by governments, businesses, and individuals in response to the length of time that these disruptions exist.

With the start of COVID-19 restrictions in 2020 and throughout 2021, our adopted a flexible work program in which employees can work remotely or from the office or a mix of both. This situation could challenge our ability to manage employees, maintain a high level of productivity and creativity, impact financial controls, increase cyber security risk and increase our compliance costs as many employees are subject to different local regulations. Organizations worldwide have seen an increased phishing and ransomware risk as bad actors try to take advantage of remote workplace vulnerabilities. Our own systems are subject to such increased threats.

The impact of worldwide economic conditions may adversely affect our business, operating results, and financial condition.

Our financial performance is subject to worldwide economic conditions and their impact on levels of advertising spending. Expenditures by advertisers generally tend to reflect overall economic conditions, and to the extent that the economy continues to stagnate, reductions in spending by advertisers could have a material adverse impact on our business. Historically, economic downturns have resulted in overall reductions in advertising spending. Economic conditions may adversely impact levels of consumer spending, which could adversely impact the number of users who purchase our Premium services on our website and mobile application.

Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. To the extent that overall economic conditions reduce spending on discretionary activities, our ability to retain current and obtain new Premium service users could be hindered, which could reduce our subscription revenue and negatively impact our business.

Geopolitical and other challenges and uncertainties due to the ongoing military conflict between Russia and Ukraine could have a material adverse effect on the global economy and our business.

Global markets are currently operating in a period of economic uncertainty, volatility and disruption in connection with the conflict between Russia and Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine and any other geopolitical tensions could have an adverse effect on the economy and business activity globally and lead to: credit and capital market disruptions; significant volatility in commodity prices; slowdown or disruption of the global and local supply chain; potential appreciation of the U.S. dollar that could affect exchange rates in the markets in which we operate; increase in interest rates and inflation in the markets in which we operate; and lower or negative global growth. The impact of these measures, as well as potential responses to them by Russia, is currently unknown and, while we currently have no exposure to Russia and Ukraine, current and future measures could significantly and adversely affect our business, financial condition and results of operations, including, potential sanctions relating to the markets where we operate. We are continuing to monitor the situation in Russia, Ukraine and globally and assess its potential impact on our business. Any of the abovementioned factors could adversely affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described elsewhere in this annual report.

Risks Related to Tax

We are a multinational company that faces complex taxation regimes in various jurisdictions. Audits, investigations, and tax proceedings could have a material adverse effect on our business, operating results, and financial condition.

We are subject to income and non-income taxes in numerous jurisdictions. Income tax accounting often involves complex issues, and judgment is required in determining our worldwide provision for income taxes and other tax liabilities, if any. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax reserves as well as tax liabilities going forward. In addition, the application of withholding tax, value added tax, goods and services tax, sales taxes and other non-income taxes is not always clear and we may be subject to tax audits relating to such withholding or non-income taxes. We believe that our tax positions are reasonable and that the tax reserves are adequate to cover any potential liability. However, tax authorities in certain jurisdictions may disagree with our position, including the propriety of our related party arm’s length transfer pricing policies and the tax treatment of corresponding expenses and income. If any of these tax authorities were successful in challenging our positions, we may be liable for additional income tax and penalties and interest related thereto in excess of any reserves established therefor, which may have a significant impact on our results and operations and future cash flow. Additionally, changes in tax laws, treaties, or regulations or their interpretation or enforcement are unpredictable. Any of these occurrences could have a material adverse effect on our results of operations and financial condition.

The IRS may not agree that we should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of our organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, we, since we are incorporated under the laws of the Cayman Islands, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. If we were to be treated as a U.S. corporation for U.S. federal income tax purposes, we could be subject to substantial liability for additional U.S. income taxes, and the gross amount of any dividend payments to our non-U.S. holders could be subject to U.S. withholding tax.

Further, the rules for determining ownership under Section 7874 are complex, unclear and the subject of ongoing regulatory change. Accordingly, there can be no assurance that the IRS would not assert a contrary position to those described above or that such an assertion would not be sustained by a court in the event of litigation.

If we were a passive foreign investment company for United States federal income tax purposes for any taxable year, U.S. holders of ordinary shares could be subject to adverse United States federal income tax consequences.

If we are or become a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder holds ordinary shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. PFIC status depends on the composition of a company’s income and assets and the fair market value of our assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Based on the projected composition of our income and assets, including goodwill, we may be classified as a PFIC for our current taxable year or in the foreseeable future. There can be no assurance that we will not be treated as a PFIC for any taxable year.

If we were treated as a PFIC, a U.S. holder of ordinary shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. Certain elections (including a qualified electing fund (“QEF”) or a mark-to-market election) may be available to U.S. holders of ordinary shares to mitigate some of the adverse tax consequences resulting from PFIC treatment.

If a United States person is treated as owning at least 10% of our shares, such person may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each of us and our direct and indirect subsidiaries (“Anghami Inc. Group”) that is a “controlled foreign corporation.” If the Anghami Inc. Group includes one or more U.S. subsidiaries, under recently-enacted rules, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations regardless of whether we are treated as a controlled foreign corporation (although there are currently proposed Treasury Regulations that may significantly limit the application of these rules).

A United States shareholder of a controlled foreign corporation may be required to report annually and include in our U.S. taxable income our pro rata share of the controlled foreign corporation’s “Subpart F income” and (in computing our “global intangible low-taxed income”) “tested income” and a pro rata share of the amount of U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due from starting. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist holders in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether any holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations

Risks Related to Doing Business in Jurisdictions in Which We Operate

Continued hostilities and unrest in the MENA Region or changes in the economic, social and political environment in the MENA Region could have an adverse impact on our business.

It is difficult for us to predict the consequences of any political and socio-economic change that may be brought about as a result of the unrest in several countries in the MENA Region, or what the implications of such changes will be on our operations given that legislative, tax and business environments can be altered quickly and dramatically. Accordingly, our ability to operate our businesses regularly and our willingness to commit new resources or investments may be affected or disrupted, potentially with corresponding reductions in revenue, more aggressive taxation policies, increases in other expenses, restrictions on repatriating funds and difficulties in recruiting staff. Such risks may have a material adverse effect on our business, financial condition, results of operations and/or prospects.

Additionally, as a substantial part of our assets and operations are currently located in jurisdictions which are, have been, or could in the future be subject to political, economic and social instability, our operating results were and will be affected by any economic, social and political developments that affect each of the countries in which we operate and, in particular, by the level of economic activity. Economic, social and political instability leads to uncertainty over future economic conditions and policy decisions. Prolonged disruptions of business operations due to any political or social instability could adversely affect our business.

Further incidents of political or social instability, terrorism, protests or violence may directly or indirectly affect the economies of the markets in which we operate, which, in turn, could have a material adverse effect on our business, prospects, financial condition, cash flows or results of operations.

We are subject to the economic and political conditions of operating in an emerging market and operates against a backdrop of continued instability and unrest in the Middle East.

Our headquarters are in the UAE and, accordingly, our results of operations are, and will continue to be, generally affected by financial, economic and political developments in or affecting Abu Dhabi, the UAE and the Middle East. It is not possible to predict the occurrence of events or circumstances, such as war or hostilities, or the impact of such occurrences, and no assurance can be given that we would be able to sustain the operation of our business if adverse political events or circumstances were to occur. A general downturn or instability in certain sectors of the UAE or the regional economy could have an adverse effect on our business, financial condition, results of operations and prospects.

Although economic growth rates in the UAE remain above those of many more developed, as well as regional, markets, the UAE has experienced slower economic growth in recent years, following the sharp decline in oil prices in recent years, which remain volatile and below historic highs. Economic growth or performance in the UAE, in general, may not be sustained. The UAE’s wealth remains largely based on oil and gas. Despite the UAE being viewed as being less vulnerable than some of our neighbors, due to the growth in the non-oil sector and the sizeable wealth of the government of Abu Dhabi, fluctuations in energy prices have an important bearing on economic growth. To the extent that economic growth or performance in the UAE subsequently declines, our business, financial condition and results of operations may be adversely affected. In addition, the implementation by the governments of the UAE of restrictive fiscal or monetary policies or regulations, including in respect of interest rates, or new legal interpretations of existing regulations and the introduction of taxation or exchange controls could have a material adverse effect on our business, financial condition, results of operations and prospects.

While the UAE is seen as a relatively stable political environment, certain other jurisdictions in the Middle East are not and there is a risk that regional geopolitical instability could impact the UAE. Instability in the Middle East may result from a number of factors, including government or military regime change, civil unrest or terrorism. In particular, since early 2011 there has been political unrest in a range of countries in the MENA Region, including the Arab Republic of Egypt, Algeria, the Hashemite Kingdom of Jordan, Libya, the Kingdom of Bahrain, the Kingdom of Saudi Arabia, the Republic of Yemen, the Republic of Iraq (Kurdistan), Syria, Palestine, the Republic of Turkey, Tunisia and the Sultanate of Oman.

This unrest has ranged from public demonstrations to, in extreme cases, armed conflict (for example, the multinational conflict in Syria with Islamic State (also known as Daesh, ISIS or ISIL)) and the overthrow or potential overthrow of existing leadership in various countries and has given rise to increased political uncertainty across the region. Further, the UAE, along with other Arab states, is currently participating in the Saudi Arabian led intervention in the Republic of Yemen which began in 2015 in response to requests for assistance from the Yemeni government against the Al Houthi militia. The UAE is also a member of another Saudi Arabian led coalition formed in December 2015 to combat Islamic extremism and, in particular, Islamic State.

These situations have caused significant disruption to the economies of affected countries and have had a destabilizing effect on international oil and gas prices. Continued instability affecting the countries in the MENA Region could adversely impact the UAE although to date there has been no significant impact on the UAE. In particular, such continuing instability and unrest in the MENA Region may significantly affect the sectors in which we do business, financial markets and the real economy generally. The consequences of such instability include a decrease in foreign direct investment into the region, capital outflows or increased volatility in the global and regional financial markets.

Any of the foregoing circumstances could have a material adverse effect on the political and economic stability of the Middle East and the UAE and, consequently, could have an adverse effect on our business, financial condition, results of operations and prospects.

It is not possible to predict the occurrence of events or circumstances such as terrorism, war or hostilities, or more generally the financial, political and economic conditions prevailing from time to time, or the impact of such occurrences or conditions, and no assurance can be given that we would be able to be profitable if adverse financial, political or economic events or circumstances were to occur. A general downturn or instability in certain sectors of the UAE or the regional economy, or political upheaval therein, could have an adverse effect on our business, results of operations and financial condition. Investors should also note that our business and financial performance could be adversely affected by political, economic or related developments both within and outside the MENA Region because of interrelationships within the global financial markets.

Prospective investors should also be aware that investments in emerging markets, such as the UAE, are subject to greater risks than those in more developed markets. The economy of the UAE, like those of many emerging markets, has been characterized by significant government involvement through direct ownership of enterprises and extensive regulation of market conditions, including foreign investment, foreign trade and financial services. While the policies of the local and central governments of the UAE generally resulted in improved economic performance in previous years, there can be no assurance that these levels of performance can be sustained.

Our business operations could be adversely affected by terrorist attacks and political instability, and other events beyond our control.

Terrorist activity in the MENA Region stemming from the ongoing political instability and civil war in certain countries, including Syria and Iraq, has had an adverse effect on consumer appetite and demand in general. There have been a number of terrorist attacks in various countries, which are claimed to be conducted by the terrorist organization and despite the recent loss of military might and territory of such organization in Syria and Iraq, there is no assurance that no such attempts will be carried out in the near future. The MENA Region has generally also experienced domestic political instability caused by ethnic separatist groups. Our business, financial condition, results of operations or liquidity could be adversely affected if such terrorist activity heightens and spreads into cities where we operate.

We do business in locations where we are exposed to a greater-than-average risk of adverse sovereign action.

We do business in locations where we are exposed to a greater-than-average risk of adverse sovereign action, including overt or effective expropriation or nationalization of property. Furthermore, relatively high commodity prices and other factors in recent years have resulted in increased resource nationalization in some countries, with governments repudiating or renegotiating contracts with, and expropriating assets from, companies that are producing in such countries. Governments in these countries may decide not to recognize previous arrangements if they regard them as no longer being in the national interest. Governments may also implement export controls on commodities regarded by them as strategic or place restrictions on foreign ownership or operation of strategic assets. Governments of the countries in which we operate may adopt nationalization, expropriation, or export control policies going forward. Expropriation of assets, renegotiation or nullification of existing agreements, leases or permits by the governments of countries in which we operate, could each have a material adverse effect on our business, results of operations, financial condition and/or prospects.

Additionally, although not direct sovereign actions, certain countries have passed laws to favor their own economic growth. For instance, Saudi Arabia will no longer sign contracts with foreign companies that do not have regional headquarters in the kingdom after 2023. If the governments of countries in which we operate create similar requirements, we could be required to expend additional resources to meet such requirements and this could adversely affect our business, results of operations, and financial condition.

We operate in regions where corrupt behavior exists that could impair our ability to do business in the future or result in significant fines or penalties.

We do business, and may continue to do business in the future, in countries and regions where governmental corruption has been known to exist, and where we may face, directly or indirectly, corrupt demands by officials, or the risk of unauthorized payments or offers of payments by one of our employees, consultants, sponsors or agents. Our existing anti-corruption safeguards and policies and any future improvements thereon may prove to be not fully effective in preventing such unauthorized payments, and our employees and consultants may engage in conduct for which we might be held responsible. While we are committed to conducting business in a legal and ethical manner, there is a risk of violating applicable anti-corruption regulations that generally prohibit the making of improper payments to foreign officials for the purpose of obtaining or keeping business. Violation of these laws may result in severe criminal or civil sanctions or other liabilities that could materially damage our reputation and, therefore, our business, results of operations and financial condition.

Risks Related to Owning Our Securities

The trading price of our ordinary shares has been and will likely continue to be volatile.

The trading price of our ordinary shares has been and is likely to continue to be volatile. Since the closing of our business combination on February 3, 2022 through May 6, 2022, the trading price of our ordinary shares ranged from $7.10 to $33.13. The market price of our ordinary shares may fluctuate or decline significantly in response to the factors enumerated in this report, as well as other factors, many of which are beyond our control, including:

●	quarterly variations in our results of operations or those of our competitors;

●	the accuracy of our financial guidance or projections;

●	our announcements or our competitors’ announcements regarding new services, enhancements, significant contracts, acquisitions, or strategic investments;

●	the overall performance of the equity markets, including fluctuations due to general economic uncertainty or negative market sentiment, in particular related to the COVID-19 pandemic;

●	any major change in our board of directors or management;

●	publication of research reports about us or our industry or changes in recommendations or withdrawal of research coverage by securities analysts; and

●	the exercises of our warrants or redemptions of warrants by us; and sales or expected sales, or repurchases or expected repurchases, of our ordinary shares by us, and our officers, directors, and significant shareholders. See “Future sales, or the perception of future sales, of our ordinary shares and/or warrants being offered by us or our existing securityholders may cause the market price of such securities to decline significantly.”

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of those companies. Price volatility over a given period may cause the average price at which the Company repurchases its ordinary shares to exceed the trading price at a given point in time. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results, and financial condition.

An active and liquid trading market for our ordinary shares may not develop, the market price may be volatile and investors may suffer a loss.

Prior to the Business Combination, there was no public market for our ordinary shares. As required in connection with the Business Combination, our shares were listed on Nasdaq on February 4, 2022. However, there can be no assurance that an active and liquid trading market for our ordinary shares will develop or be maintained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The actual market price of the ordinary shares may fluctuate because of several factors, including those described in this section “Risk Factors,” may not reflect our actual operating performance and may be lower than the price investors paid to purchase the ordinary shares.

There can be no assurance that our warrants will be in-the-money at any time, and they may expire worthless

The exercise price for our warrants is $11.50 per ordinary share. There can be no assurance that our warrants will be in-the-money at any time that our warrants are exercisable and prior to their expiration, and as such, our warrants may expire worthless. We cannot provide assurance that the trading price of our ordinary shares will be attractive to exercise our outstanding warrants.

The exercise of our warrants would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of May 2, 2022, we had 10 million public warrants outstanding. To the extent our warrants are exercised, additional ordinary shares will be issued, which will result in dilution to the holders of ordinary shares and potentially increase the number of shares eligible for resale in the public market, which could cause a decline in the price of our ordinary shares. Sales of substantial numbers of ordinary shares in the public market could adversely affect the market price of our ordinary shares and warrants. See “Future sales, or the perception of future sales, of our ordinary shares and/or warrants being offered by us or our existing securityholders may cause the market price of such securities to decline significantly.”

Future sales, or the perception of future sales, of our ordinary shares and/or warrants being offered by us or our existing securityholders may cause the market price of such securities to decline significantly.

The sale of substantial amounts of our ordinary shares or warrants, or the perception that such sales could occur, could harm the prevailing market price of shares of our ordinary shares and warrants. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We believe that the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our ordinary shares. If the market price for our ordinary shares is less than the exercise price of the warrants (on a per share basis), we believe warrant holders will be unlikely to exercise the warrants.

In connection with the Business Combination, the Company entered into lock-up agreement covering a total of 18,005,809 shares of which the lock-up agreements with respect to (i) 295,000 shares expired on the date that was 30 days after the closing date of the Business Combination, (ii) 15,210,809 shares expire on the date that is six months after the closing date of the Business Combination, and (iv) 2,500,000 shares held by the Sponsor and certain of its affiliates that expire on the earlier of (A) one year after the completion of the Business Combination and (B) subsequent to the Business Combination, (x) if the closing price of Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination. However, following the expiration of the applicable lock-up periods, such securityholders will not be restricted from selling ordinary shares held by them, other than by applicable securities laws. Additionally, the purchasers of the PIPE shares and the ordinary shares of the Company issued in exchange for the PIPE shares at the closing of the Business Combination will not be restricted from selling any of their shares of the ordinary shares, other than by applicable securities laws. As such, sales of a substantial number of shares of ordinary shares of the Company in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our ordinary shares. In addition, the Sponsor, I-Bankers, VMAC’s former directors and officers, the SPAC Insiders and certain of our shareholders have been granted certain rights, pursuant to the Amended and Restated Registration Rights Agreement, to require us to register, in certain circumstances, the resale under the Securities Act of their ordinary shares or warrants held by them, subject to certain conditions, and to certain demand, piggy-back and shelf registration rights. As restrictions on resale end and registration statements (to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the market price of our ordinary shares, and the market price of our ordinary shares could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Certain of our security holders acquired their shares at a price that is less than the market price of our ordinary shares as of the date of this report, may earn a positive rate of return even if the price of our ordinary shares declines and may be willing to sell their shares at a price less than shareholders that acquired our shares in the public market.

Certain of our securityholders may have purchased their respective ordinary shares and/or warrants at prices lower than current market prices and may therefore experience a positive rate of return on their investment, even if our public securityholders experience a negative rate of return on their investment. In particular, prior to the consummation of VMAC’s IPO, Sponsor purchased 2,875,000 Class B shares of VMAC (“Founder Shares”), which were converted into ordinary shares at the closing of the Business Combination, for an aggregate purchase price of $25,000, or approximately $0.009 per share. Of these Founder Shares, 375,000 were forfeited by our Sponsor due to the underwriters’ not exercising the over-allotment option in connection with the IPO. As a result, the Sponsor and other shareholders are able to recognize a greater return on their investment than shareholders or holders of warrants that purchased VMAC common stock or VMAC warrants in VMAC’s IPO, in the public market thereafter, or our ordinary shares after the closing of the Business Combination. Furthermore, such shareholders may earn a positive rate of return even if the price of our ordinary shares and/or warrants declines significantly. As a result, such security holders may be willing to sell their shares and/or warrants at a price less than shareholders that acquired our shares in the public market or at higher prices than the price paid by such security holders. The sale or possibility of sale of these ordinary shares and/or warrants, including those pursuant to this prospectus, could have the effect of increasing the volatility in ordinary share and warrant price or putting significant downward pressure on the price of ordinary shares and/or warrants.

Offers or availability for sale of a substantial number of shares of our ordinary shares may cause the price of our ordinary shares to decline and could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future.

If our shareholders sell or may sell substantial amounts of our ordinary shares in the public market upon the expiration of any statutory holding period or lockup agreements, or issued upon the exercise of outstanding warrants or other convertible securities, it could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our ordinary shares could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We may redeem your unexpired public warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of our ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) on each of 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption, and provided further that there is an effective registration statement covering the ordinary shares issuable upon exercise of the warrants, and a current prospectus relating thereto, available throughout the 30-day redemption period, or we have elected to require the exercise of the warrants on a “cashless basis,” and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders (i) to exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) to sell the warrants at the then-current market price when the holder might otherwise wish to hold its warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. Certain warrants held by Sponsor or its permitted transferees are not redeemable by us so long as they continue to be held by the Sponsor or its permitted transferees.

If we do not maintain a current and effective prospectus relating to the ordinary shares issuable upon exercise of our warrants, then holders may only be able to exercise the warrants on a “cashless basis.”

If we do not maintain a current and effective prospectus relating to our ordinary shares issuable upon exercise of our warrants, at the time that holders wish to exercise such warrants, then they may only be able to exercise them on a “cashless basis” to the extent permitted by the terms of the warrant agreement. As a result, the number of ordinary shares that holders will receive upon exercise of the warrants will be fewer than it would have been had such holders exercised their warrants for cash. Under the terms of the warrant agreement, we have agreed to use our best efforts to maintain a current and effective prospectus relating to the ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so in a timely manner or at all. If we are unable to continue to maintain a current and effective prospectus, and there is a right existing under the terms of the warrant agreement to exercise the warrants on a cashless basis, the potential “upside” of the holder’s investment in the Company may be reduced.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our shares.

Securities research analysts may establish and publish their own periodic projections for Anghami. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline.

Provisions in our articles of association may delay or prevent our acquisition by a third party.

Our articles of association contain provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors and, if required, our shareholders. These provisions also may delay, prevent, or deter a merger, acquisition, tender offer, proxy contest, or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their ordinary shares. The provisions of our articles of association could discourage potential takeover attempts and reduce the price that investors might be willing to pay for our ordinary shares in the future, which could reduce the trading price of our ordinary shares.

We do not expect to pay cash dividends in the foreseeable future.

We have never declared or paid any cash dividends on our share capital. We currently intend to retain any future earnings for working capital and general corporate purposes and do not expect to pay dividends or other distributions on our ordinary shares in the foreseeable future. As a result, you may only receive a return on your investment in our ordinary shares if you sell some or all of your ordinary shares after the trading price of our ordinary shares increases. You may not receive a gain on your investment when you sell your ordinary shares and you may lose the entire amount of the investment.

Moreover, we are a holding company and have no material assets other than our direct and indirect ownership of shares in our subsidiaries. Our ability to pay any future dividends is subject to restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including the laws of the relevant jurisdiction in which the subsidiaries are organized or located, as well as any restrictions in the future indebtedness of our subsidiaries or on our ability to receive dividends or distributions from our subsidiaries. Since we are expected to rely primarily on dividends from our direct and indirect subsidiaries to fund our financial and other obligations, restrictions on our ability to receive such funds may adversely impact our ability to fund our financial and other obligations.

Risks Related to Our Status as a Foreign Private Issuer

As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules promulgated thereunder and are permitted to publicly disclose less information than U.S. public companies must. This may limit the information available to holders of the ordinary shares.

We currently qualify as a foreign private issuer, as defined in the rules and regulations of the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. For example, some of our key executives may sell a significant amount of ordinary shares and such sales will not be required to be disclosed as promptly as companies organized within the United States would have to disclose. Accordingly, once such sales are eventually disclosed, the price of ordinary shares may decline significantly. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

As a foreign private issuer, we are required to file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders may not always be afforded the same information generally available to investors holding shares in public companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject us to U.S. GAAP reporting requirements which may be difficult for us to comply with.

As a “foreign private issuer,” we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022.

In the future, we could lose our foreign private issuer status if a majority of our ordinary shares are held by residents in the United States and we fail to meet any one of the additional “business contacts” requirements. Although we intend to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, Our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws if we are deemed a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, we would become subject to the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. We also may be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. Nasdaq rules also require shareholder approval of certain share issuances, including approval of equity compensation plans. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. While we are not currently using the following exemptions from certain Nasdaq corporate governance standards as of the date of this annual report, as long as we rely on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our remuneration committee is not required to be comprised entirely of independent directors and we will not be required to have a nominating and corporate governance committee. Also, we would be required to change our basis of accounting from IFRS as issued by the IASB to U.S. GAAP, which may be difficult and costly for us to comply with. If we lose our foreign private issuer status and fails to comply with U.S. securities laws applicable to U.S. domestic issuers, we may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq and other regulators, among other materially adverse consequences.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the Companies Law (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. We will also be subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands.

The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

We have been advised by Maples and Calder (Dubai) LLP, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

It may be difficult to enforce a U.S. judgment against us or our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

A number of our directors and executive officers are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

We are a company incorporated in the Cayman Islands, and our ordinary shares and warrants are listed on Nasdaq. Nasdaq market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards.

Among others, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee consisting entirely of independent directors; (iii) have a minimum of three members on the audit committee; (iv) obtain shareholders’ approval for issuance of securities in certain situations; or (v) have regularly scheduled executive sessions with only independent directors each year.

Provisions in our governance documents may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for ordinary shares and could entrench management.

Our governance documents contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include that our board of directors is classified into three classes of directors. As a result, in most circumstances, a person can gain control of the board only by successfully engaging in a proxy contest at two or more annual general meetings. We may issue additional shares without shareholder approval and such additional shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The ability for us to issue additional shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise that could involve the payment of a premium over prevailing market prices for ordinary shares.

The JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

We currently qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, which we refer to as the “JOBS Act.” As such, we take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information they deem important.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable.

We cannot predict if investors will find ordinary shares or warrants less attractive because we rely on these exemptions. If some investors find ordinary shares or warrants less attractive as a result, there may be a less active trading market and share price for ordinary shares may be more volatile. When we cease to qualify as an emerging growth company, we may incur increased legal, accounting and compliance costs associated with Section 404 of the Sarbanes-Oxley Act.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

Founded in 2012, Anghami was the first music-streaming platform in the Middle East and North Africa (the “MENA Region”). Anghami’s business focuses on the following countries within the MENA Region: Algeria, Bahrain, Egypt, Iraq, Jordan, Kuwait, Lebanon, Libya, Morocco, Oman, Palestine, Qatar, Saudi Arabia, Sudan, Tunisia and UAE (together, our “MENA Operating Area”). We are now the leading regional digital music entertainment technology platform in our MENA Operating Area, with the largest catalog, offering approximately 60 million songs to more than 100 million registered users as of December 31, 2021, 1.4 million paid subscribers and 18.3 million active users, with more than 9.2 billion streams per year as of December 2021. We are a music application and platform that offers listeners in the MENA Operating Area Arabic and international music to stream and download.

The service is offered through a choice of two primary plans: Free (Ad-supported) and Anghami Plus (Premium service). Within the Premium service, we offer four main subscription plans: our individual Anghami Plus plan, the Family Anghami Plus Plan (1 plan for 6 individual accounts at a discounted price), the Student Plan (discounted and restricted to students), the limited Anghami Plus plan (a more restricted Plus plan currently available through selected partners or in certain territories). These plans differ in both pricing and duration ranging from daily to yearly offers. The pricing plans differ by country and currencies.

We have licensing agreements with thousands of independent labels and distributors to provide users with access to a vast catalog of music. We have long standing business relationships with major global labels including Universal Music Group, Sony Music and Warner Music Group. We have a physical presence in UAE, Saudi Arabia, Egypt and Lebanon, in the MENA Region to establish and maintain strong partnerships with labels, artists, brands, and telecommunication companies. In addition, we have established strategic relationships with 45 telecommunication companies across the MENA Operating Area, which we believe will help us to boost free user acquisitions and facilitate subscriptions in our effort to maintain a leading paying conversion rate amongst music streaming services in the MENA Operating Area.

Our artificial intelligence and machine learning algorithms process over 56 million data points collected from our users every day. We utilize over nine years of historical user data to understand user trends, predict user behavior, and invest in growth areas that we believe are likely to generate the highest return on investment. Anghami expects its use of data collection and historical user data to help improve monetization and continue to be a key driver of revenues.

We are headquartered in Abu Dhabi, at the ADGM, and have offices in Beirut, Dubai, Cairo and Riyadh. The ADIO, being the Abu Dhabi government’s investment attraction and development hub, has committed to providing approximately up to AED 60 million (which as of September 13, 2021 would have been approximately $16.5 million) in financial incentives to support the establishment, growth and development of our technology and research and development center in Abu Dhabi, subject to us meeting certain performance metrics and conditions.

Corporate History and Structure

Anghami Inc. is a Cayman Islands exempted company incorporated in March 2021. Our direct and indirect key subsidiaries include:

●	Anghami, Cayman Islands exempted company incorporated in February 2012;

●	DigiMusic S.A.L. (Off-Shore), a Lebanese entity established in November 2011;

●	Anghami FZ LLC, a limited liability company, registered in the UAE, Dubai, established in May 2014;

●	Anghami for Digital Content, a joint-stock company, registered in Egypt, established in March 2017 (“ADC”);

●	Anghami KSA Co., a limited liability company, registered in the Kingdom of Saudi Arabia, established in May 2018;

●	Anghami UK LTD, a limited liability company, registered in England, established in December 2019; and

●	Anghami Technologies Ltd, a limited liability company, registered in the UAE, Abu Dhabi, established in December 2020.

●	Anghami (DE) Inc., (formerly Vistas Media Acquisition Company Inc.) was incorporated in Delaware on March 27, 2020.

Before the year ended 31 December 2020 the shares of Anghami KSA and Anghami for Digital Content (“ADC”) were held by employees as nominees on behalf of the Company. The Company had a binding and irrevocable undertakings with each nominee that enabled the Company to:

(1)	control and direct all of Anghami KSA and ADC activities and enables our senior management and board of directors to make all operational and financial decisions and obliges the appointed nominees to strictly follow our directions and decisions;

(2)	exercise its power over all operating and financial decisions to receive all the rights, returns and obligations generated from Anghami KSA and ADC; and

(3)	control the ownership and transfer of the shares relating to Anghami KSA and ADC.

In March 2021, Anghami KSA’s ownership was legally transferred to Anghami FZ LLC, and in August 2021 ADC’s legally was fully transferred to Anghami FZ LLC.

In February 2022, we completed the Business Combination. Prior to the closing of the Business Combination Anghami Inc, was a wholly owned subsidiary of Anghami. The following diagram illustrates our current organizational structure after the closing of the Business Combination:

Anghami Inc. is subject to certain of the informational filing requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because Anghami Inc. is a “foreign private issuer”, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of Anghami Inc. are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of common shares. In addition, Anghami Inc. is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that Anghami Inc. files with or furnishes electronically to the SEC.

The website address of Anghami Inc. is www.anghami.com/investors. The information contained on the website does not form a part of, and is not incorporated by reference into, this annual report.

B. Business Overview

Industry Overview

Global Music Recording Industry

The global music recording industry has been making a strong comeback after a period of decline in the early 2000s and is steadily achieving positive growth due in large part to the advent of music streaming. According to the International Federation of the Phonographic Industry (“IFPI”), recorded music revenue returned to growth in 2015 after the global industry’s lowest revenue in 2014 of $14 billion. After nearly two decades of piracy-driven declines, in 2015 global recorded music revenues grew more than 3.57% from the prior year, and global recorded music revenue growth accelerated in 2016 reaching $15.8 billion, an increase of 8.97% from 2015. Since that time the industry has rebounded to $21.6 billion in revenue in 2020 and further grew by 18.5% in 2021 to reach $25.9 billion. The industry, bolstered by music streaming, has now experienced seven years of positive growth.

Streaming Behind Music Industry Return to Growth

The return to growth of the global recording industry was primarily driven by streaming, as its growth replaced the decline in physical music sales. According to the IFPI, streaming revenue grew by 24.3% in 2021 to reach $16.9 billion or 65.0% of global recorded revenue, with subscription revenue accounting for $12.3 billion and growing by 21.9%. There were 523 million paying subscribers in 2021, up from 443 million in 2020 and 341 million in 2019.

Streaming is growing globally, including in emerging markets. The ease of access to the internet, exponentially increasing internet penetration, and high smartphone adoption were drivers for this growth and turned streaming into the dominant global format in the music industry. The COVID-19 pandemic has only increased the impact and importance of music streaming, as digital delivery platforms allowed continued use during the pandemic despite government shutdowns and social distancing behaviors.

We believe that the music streaming market still has potential for significant growth and is still in its early stage. Adoption and penetration rates have plenty of room to increase both in established and growing markets. In 2021, the IFPI recorded 523 million users of paid subscription accounts in the industry generally, which is far fewer than the 5.3 billion unique mobile phone users. Further, aggregate streaming revenues in the United States, which is the largest market for the recorded music industry, grew 23% in 2021 to $15 billion, and constituted 83% of the total US music industry revenues in that year.

Music Streaming Industry in the Middle East and North Africa Region

Decreasing popularity of physical CDs and album purchases is a global phenomenon and applicable to all music markets around the globe, including the MENA Region, which in recent years has shown significant growth in online music streaming adoption rates.

The MENA Region is particularly well suited to growth in the online music streaming space. According to IFPI report, MENA region achieved the highest growth in recorded music revenue across all regions with a growth rate of 35.0% in 2021, and streaming accounted for 95.3% of music consumption. In addition, according to Middle East and Africa Music Streaming Market Forecast to 2027 – COVID-19 Impact and Regional Analysis By Content Type (Audio Streaming and Video Streaming), Streaming Type (Live Streaming and On-demand Streaming), and End User (Commercial and Individual) Report issued by Insight Partners in September 2020, the music streaming market in the MENA Region is expected to grow fast at a CAGR of 9.5% from $1.5 billion in 2019 to $3.2 billion by 2027.

The total global Arab and Pakistani diaspora is substantial and is considered one of the world’s fastest-growing populations. This diaspora also constitutes a favorable demographic for the music streaming space, with a large portion of this group aged between 10-35 years old.

The MENA Region also has one of the highest smartphone penetration rates in the world (especially the Gulf Cooperation Council (“GCC”) region). According to Mobile Consumption in a Post-Growth World, a Deloitte Global Mobile Consumer Survey, Middle East Edition 2019, 97% of the population overall in UAE and Saudi Arabia own a smartphone. This region also has a high internet penetration. Another study conducted by market research company Ipsos indicates a substantial embrace of music streaming in the region with 50% of music streamers listening to music online on a daily basis and around 30% using these services for at least 3-5 hours a day.

Despite international brands such as Apple, Spotify, and Deezer entering the MENA Region, we have positioned ourself as the leading streaming platform in the MENA Operating Area with first mover advantages due to being a local company and benefiting from its prior experience and history in the market. Our digital streaming offering benefits from and is differentiated by cultural fit, localized content and language, products adapted to local tastes and consumer behavior, an AI engine that caters to local tastes, and strong relationships with regional brands and telecommunications providers and a large user database. Today, we are one of the largest digital music streaming player in the MENA Operating Area. Spotify and Deezer launched in the fourth quarter of 2018 with Deezer having exclusive content with Rotana, a major Arabic label. In 2022, Anghami was able to retain Rotana content and sign an exclusive partnership with Amr Diab, the biggest Arab artist in MENA.

We have business relationships with more than 45 telecommunications providers, which we refer to as “Telcos”, across the MENA Operating Area, giving us a competitive edge, as we expect to have priority position with Telcos’ customers, access to more marketing and technical flexibility to control and optimize the subscriber’s lifecycle (the process of a customer moving from Telco to a Premium service with Anghami. We leverage the Telcos’ strong marketing capabilities and reach to drive acquisition of new Anghami Premium subscribers using above the line marketing (during offer launches or seasonal campaigns) and ongoing below the line campaigns to promote our service, fueled by the exclusive content that we acquire and new features that we launch.

We also collaborate with leading media groups in the MENA Operating Area, mainly MBC Group, one of the largest media conglomerates in MENA. This collaboration has enhanced our visibility in the region, primarily through association of our brand with widely viewed TV shows such as The Voice and Arab Idol.

Our Strengths

Localized Content

We are the sound of the MENA Region. Arabic musical content is hyper-local. It is comprised of many subgenres, and is a relatively small percentage of the global music catalogue.

●	Multiplicity of Subgenres. The MENA Region has a large diversity of local musical content and music taste is often divided by sub regions within the MENA Region. For example, GCC countries have a local taste for Khaleeji content. While the Levant region’s listeners focus on two distinct content categories: (1) Iraqi content and (2) the female artists popular in the broader Eastern Mediterranean. North African content falls into three major content categories: (1) Egyptian, (2) Rai (North Africa) and (3) Sudanese. Each of these interest groups comprises its own musical genre and has a large fan base across the MENA Region and among the international Arab diaspora.

●	Local Content with Room for Growth. The entire Arabic music catalog on Anghami includes about 700,000 songs, or around 1% of Anghami music library. The Arabic catalogue accounts for 53% of total streams on Anghami in 2021 which proves a huge potential for content creation and further growth. New, and in certain cases exclusive, Arabic content is expected to attract new users to the Anghami Premium service. In recent years the traditional Arabic content has been supplemented by younger generations who favor international remixes, Arabic hip hop and indie music with a large presence of female artists.

Anghami Content Strategy

We believe that the availability of unique content will drive new users and further increase in streaming adoption in the MENA Region. Accordingly, we are working to create our own original content, which we believe will help us acquire users and distinguish us from our competition.

Since its inception, Anghami collected data from more than 70 million downloads. This data collection provides Anghami with irreplaceable information regarding trends and tastes, including which artists are trending and how music genres and interests are split by demographics and country. This data provided us with test cases for and helped us in creating Anghami originals, which is a program whereby Anghami partners with local artists to create new songs and release them on our platform. From 2017 to 2021, Anghami created more than 60 original songs, with an average ROI of 59%.

We intend to continue to create content for Anghami Originals both via our relationships with local and international artists and through potential acquisitions of Arabic content from existing labels. During the first quarter of 2022, Anghami made a huge push in Arabic content creation by signing an exclusive agreement with Amr Diab, the largest Arab artist in MENA. Under this agreement, Anghami exclusively streams Amr Diab existing content and creates exclusive and original content over the next three years.

Two-Sided Marketplace

Anghami as a platform connects artists and fans bringing value in the form of a two-sided marketplace, meaning that it has the ability to provide value both to users and to artists. Users have the ability to enjoy and discover new music while remaining connected with their favorite artists. While for artists, the platform allows them both to reach and interact with fans and have access to analytics that drive a better understanding of the artist’s audiences and their needs. This two-sided market approach is discussed more fully below:

Benefits for Users

We allow users to discover and play their favorite music based on algorithms for recommendations as well as human curation:

●	Free Ad-Supported and Paid Experience. Users have access to a free, ad-supported tier of Anghami which also provides access to a very rich high-quality content. This free offering allows users to discover the service. Our aim is that once engaged such users will opt to subscribe for a premium paid experience through different plans. These include individual monthly subscriptions, but also provide specialized offerings such as family plans, student plans and other discount plans. We also offer flexibility to pay weekly and daily especially in low ARPU markets and users can pay by various means such as billing through mobile carrier, vouchers, cash payment solutions or credit and debit card. This flexibility of plan choice, flexibility in method of payment, and flexibility in timing of payment, are all designed so that we can suit each user’s individual needs. Finally, our relationship with 45 Telcos also makes it convenient for users to become paying customers who subscribe to our platform.

●	Playlists and Personalization. With access to more than 60 million tracks, we provide users with curated and machine-learning generated playlists that are built to suit their tastes starting from the moment they open Anghami. The more they listen and engage, the more we understand their music DNA and behavior, and the more we can provide them with content that matches their tastes, moods and preferences. We believe this tailored and personalized approach delivers higher engagement.

●	Multi-Platform Product Availability. We reach users wherever they are, be it on mobile, tablet, web, desktop, car, Smart TV, Smart Watch, Gaming console, etc., accessible with a single user ID. We continue to strive to provide a seamless experience that is available across all platforms.

Benefits for Artists & Creators

The Anghami platform allows artists to connect with and reach a wide audience through a variety of features, such as Live Radio, that are unique to our platform. Moreover, we provide artists with tools to access data and analytics and, most importantly, an upload tool which allows artists to publish their content directly to the platform and access reports, sales and performance data without the need for a distributor or a third party.

●	Monetization. Since 2012, Anghami built the digital music economy in the MENA Operating Area and has been the largest music streaming platform in the MENA Operating Area in terms of payouts to artists, which neared $53 million between inception and December 31, 2021.

●	Exposure. We offer artists access to millions of fans through various features in-app making their work visible to their relevant audience via editorial, promoting the artist’s work on the platform or on social media accounts of Anghami or the artist, and curation. We also promote artist’s work through our digital media, TV partnerships such as MBC and other media outlets.

●	Artist Promotions via Amplify. We enable artists, creators and their managers to promote their own work on the platform via paid promotions under a program named Amplify. This program allows artists, creators, and managers to gain visibility, reach the new potential fans and grow the audiences that they feel are relevant to their popularity.

●	Data & Analytics. We provide numerous analytics for artists through our Anghami Artists app and dashboard interface. These offerings include demographics of that artists listening audience, geographical locations of their listeners, information about similar artists, playlist data and revenues accrued from their work.

●	Branded Collaboration via AnghamiStudios. Through AnghamiStudios, our production team works to provide branded content opportunities that will bring artists and brands together to create content that features brand placements. This process brings exposure, revenues and valuable brand associations to artists and brands.

Strong Local Partnerships

Anghami was the pioneer of Telco partnerships in the MENA Operating Area. Since the early days of the company, given the region’s low credit card penetration and the team’s extensive experience in the telecom industry, we prioritized Telco partnerships because they are a primary payment collection mechanism that users of the region trust and are familiar with.

Our relationship with Telcos has evolved over the years to become more of a strategic alliance benefiting both Anghami and the Telcos. This beneficial relationship functions as follows:

●	Telcos use Anghami as a tool to enhance their brand image by associating their Telco brand with an entertainment service that their customers love. This enables them to attract youth audiences, gain market share in high value segments, and drive higher data consumption. Our service helps Telcos increase their customer’s retention and satisfaction as well as boosting their ARPU and their customers’ uptake of new packages.

●	Our small but effective team has a substantial experience in the industry, both technically and commercially, and is dedicated to onboarding Telcos. The team works closely with Telcos across the region to create mutually beneficial value propositions by proposing the appropriate and tailored offerings based on their strong understanding of each market. We understand the challenges and best practices of each country and each Telco specifically on the commercial, pricing, technical, marketing and legal levels. This helps us build products and services that perform better than other music streaming platforms and in a more efficient manner and that are customized to the Telco needs:

○	We offer Anghami Premium service as a standalone service. It is accessible through daily, weekly and monthly packages depending on the territory and is enabled using direct carrier billing or other more traditional charging methods.

○	Anghami Premium service is soft or hard bundled (which means that the Anghami subscription can either be automatically included in the mobile subscription or the Telco customer has the option to purchase the subscription through his Telco) with the Telco packages, which allows the customers to have access to the service part of the package free of charge for a certain period or as long as they are subscribed.

●	We have relationships with 45 Telcos across the MENA Operating Area, which provides us an advantage of priority within the Telco process, marketing, and technical support, reducing our need to engage third parties.

●	Backed by our engineering team and given our experience in integrating with a vast array of Telco systems and infrastructures, we can integrate and launch services with distinct Telcos very quickly and with minimal difficulties and issues. Telco teams trust us to launch the products they need and customize them based on their requirements on tight deadlines.

●	Direct integration with Telcos allows us to have better control of the subscriber’s lifecycle. We have implemented several mechanisms that allow us to increase subscriber retention and maximize ARPU by enabling grace periods, retrial, and auto payment mechanisms that are customized by market and product.

●	We leverage on the Telco’s strong marketing capabilities to drive acquisition of new Anghami Premium service subscribers using: (a) above the line communication during offer launches or seasonal campaigns; and (b) ongoing below the line communication to promote the service, fueled by the exclusive content that we acquire as well as new features that are deployed.

●	We utilize our access to artists and major entertainment events in the region to provide our Telco partners with exclusive and attractive promotional events that lead to mobile service activations throughout the year. They use these to promote our service and allows the Telcos to associate with events and artists that create engagement with their customers. Events such as artists meet and greet, VIP concert tickets giveaways, access to private sessions with artists, and access to major regional events such as the Formula 1 in Abu Dhabi.

Our Growth Strategies

We are already the market leader in music streaming in the MENA Operating Area, but it still has ample room to grow. Our growth strategy is focused around four areas: (1) capitalizing on increasing digital music market growth in the MENA Region; (2) leveraging our current market position and knowledge to increase revenue generation and market penetration; (3) acquiring new target users and new target geographies; and (4) new revenue streams.

Capitalizing on Growth

We intend to capitalize on increasing digital music market growth in the MENA Region in three main areas: (1) growth in streaming in our core markets; (2) a strong and increasing demand for Arabic music; and (3) the ability of Arabic music to “go global” with popularity expanding beyond the Arab world and its diaspora.

●	Large Streaming Growth Potential in Core Markets. Music streaming penetration in our key markets is currently very low in comparison to other more economically developed markets. For example, only approximately 6% of the Addressable Market (defined as the part of a country’s population that is 10 to 50 years old and with access to an internet connection) in Saudi Arabia has been reached, which is our largest market. Our target markets in North Africa (i.e., Tunisia, Algeria and Morocco) also have low market penetration relative to other countries. Whereas the music streaming penetration in the U.S. is approximately 35% of the addressable market. Anghami expects to benefit from this growing penetration as consumer behavior shifts from traditional methods (such as radio, digital downloads, CDs) to using music streaming. IFPI report mentioned that growth in recorded music revenue in MENA amounted to 35% with streaming market share amounting to 95.3%, which we believe puts Anghami in good position to achieve future growth potential.

●	Strong Demand for Arabic Music. We believe that there is room for growth and strong demand for a greater breadth of Arabic music. The entire Arabic music catalog on Anghami includes about 700,000 songs in comparison to the international music catalog that includes about 60 million songs. Given that Arabic music represents 53% of our music streams, we believe there is a compelling growth potential for Arabic content. Anghami expects to benefit from the strong latent demand for more Arabic music content created both by Anghami (through our Anghami Originals) and by other international music labels. To this extent, Anghami signed three years exclusive content with Amr Diab, the largest Arab artist in MENA. Existing Amr Diab content will be exclusively available to Anghami in addition to three albums created over the contract period.

●	Arabic Music Going Global. We believe that the Arabic music genre is on the cusp of going global similar to what occurred with: (1) Latin music in the early 2000s (e.g., Shakira’s hit album Laundry Service in 2001) and (2) Korean music (often called K-Pop) in the past 8 years (e.g., smash hit Gangnam Style released in 2012 and more recently BTS (Bangtan Boys) in 2019). The global appeal of Arabic music has also been highlighted with the global success of the movie Fast & Furious 7, the theme song of which and background music were all Arabic-inspired. In response to the global appeal of Arabic music, the two leading global music labels (Universal Music and Warner Music) have all announced in 2021 landmark initiatives to support the creation more Arabic music content:

●	Universal Music announced on April 6, 2021 the creation of a dedicated division for Arabic music called Universal Music MENA; and

●	Warner Music announced in February 2021 its investment in a leading Arabic music label.

Anghami, as the leading music streaming platform with the largest streaming distribution network in the MENA Operating Area, will benefit from this new Arabic music content in two ways. The new Arabic content will: (1) attract more users in our focus markets and also across the global diaspora of Arabs (the “Arab Diaspora”) (refer to the section below entitled “— New Target Users and New Target Geographies”), and (2) create a new revenue stream for Anghami as Anghami strategically licenses this content globally.

In December 2021, Anghami launched a joint venture with Sony Music Entertainment called Vibe Music Arabia. The JV aims to leverage Sony’s global distribution network and Anghami’s artist relations to create new Arabic content tailored for younger generations and aiming for global presence. Vibe Arabia has released two new songs for a rising Arab talent and is planning to release additional 12 songs in 2022.

Leveraging Current Market Position and Knowledge.

We aim to leverage our current market position and knowledge to increase revenue generation and market penetration through: (1) maintaining and utilizing our leading local brand name, (2) our knowledge of user behavior, and (3) the growth in digital advertising in the MENA Region.

●	Maintain Leading Brand Name. As the first music streaming platform in the MENA Operating Area and the market leader, we believe we are synonymous in our target markets locally with music streaming. We have market-leading brand appeal among both the MENA Operating Area’s music artists and music streaming users. This market-leading position provides Anghami an ability to leverage its market position and brand recognition to spur interest in both its new products and features and new Arabic music content.

●	Knowledge of Local User Behavior. We have a unique proprietary data set covering music streaming user’s behavior in the MENA Operating Area. We have been collecting user behavior data since inception and currently collects approximately 56 million user data points per day. We have a strong data-driven music recommendation engine that gives Anghami unique insights on the type and positioning of new Arabic music in the MENA Region. Anghami already creates its own content (Anghami Originals) and believes it has proven the business case for data-driven new Arabic content creation and distribution (average ROI of 59%).

●	Growth in Digital Advertising. As one of the leading data-driven digital advertising platforms in the MENA Operating Area, Anghami will benefit from the accelerating shift of advertising spend from traditional advertising to digital advertising. According to an IPSOS, the total online media advertising expenditures in the MENA Region grew by 2%, from $1.27 billion in 2019 to $1.29 billion in 2020. As per latest Zawya, online media advertising expenditure grew by 22% year-on-year in the fourth quarter of 2021, in line with market trends. We believe the growth of digital advertising in the MENA Region is accelerating and we are uniquely positioned to benefit from this growth. According to eMarketer, by the end of 2025, podcasts will represent more than one-third of all digital audio services ad dollars.

New Target Users and New Target Geographies

Anghami intends to target the Arab diaspora with content and products. There is a large Arab diaspora living outside the MENA Region, mostly in the Americas, Europe and Africa. This Arab diaspora is fairly affluent and educated and has maintained a strong ethnic identity and lasting links back home in the Arab world. While, in the past, we have not targeted this Arab diaspora, recently, we have developed new music streaming products and content specifically designed for the Arab diaspora.

Anghami intends to expand into large and relevant markets that are adjacent geographically or culturally to its current geographic scope. For example, Pakistan with a population of about 220 million people is a natural expansion market for Anghami. Commercial music streaming does not functionally exist in Pakistan and the music catalog is fragmented and value priced. In addition, Pakistan shares certain affinities that make it a prime market for the MENA Region, including (1) a shared religion, (2) a shared alphabet, (3) geographic proximity and (4) a large diaspora of Pakistani nationals with a higher purchasing power than Pakistani residents that reside in MENA and have done so for generations. We have developed the “playbook” to tackle new markets such as Pakistan, a market very similar to Egypt, one of our existing key markets.

Our Head of International Partnership is Los Angeles-based music industry entrepreneur and manager, Wassim “Sal” Slaiby, the CEO of XO Records, a top music label that The Weekend co-founded, and of SALXCO, his artist management firm. Sal has been instrumental in building an international user base for us and expanding our business globally. Sal will oversee our presence and launch in the U.S.

Anghami also intends to use features such as Live Radio, that offers unique experiences like participation in real-time alongside content; podcasts, which have gained significant traction with users, creators, brands, and advertisers; micro payments (which relate to social billing on the live radio or live concerts, where users can tip the broadcaster or artist, and Anghami will receive a share of that amount) and e-gifting options to attract new users to its platform.

New Revenue Streams

Anghami intends to launch new revenue streams relating to offline events. We believe that there is a big opportunity in offline events going forward. As the world and the region comes out of COVID-19 restrictions, people are willing to enjoy outdoor activities including music events. Anghami is looking to leverage on those events to (1) create a strong brand equity, (2) generate revenues, and (3) create synergies between online and offline.

●	Create strong brand equity. Anghami has strong relationships with regional artists. Creating music events in partnerships with those artists will enable Anghami to leverage the artist’s social media presence to promote Anghami as a go to brand for music streaming and entertainment in MENA. This will ultimately result in organic user growth.

●	Generate revenue. Via ticket sales, events sponsorship and promotions.

●	Create synergies between offline and online. Live performance creates original content. By streaming the content live on Anghami, users will be spending more time on the app, thus increasing user engagement and the likelihood of converting free users to paying subscribers. In addition, Anghami plans to monetize its Live Radio feature via selling tickets for offline music events, thus increasing ARPU.

Our Business Model

We offer both paid subscriptions known as the “Anghami Plus” or “Premium” service and ad-supported free services known as the “Ad-Supported” service. We currently operate in 16 countries.

We offer users four main subscription plans within our Anghami Premium service: our individual Anghami Plus plan, the Family Anghami Plus Plan (1 plan for 6 individual accounts at a discounted price), the Student Plan (discounted and restricted to students), the limited Anghami Plus plan (a more restricted Plus plan currently available through selected partners or in certain territories). These plans come in monthly, 3-month, 6-month and 12-month subscription options (both renewed and non-renewed) and can be purchased through the distribution channels listed above. The pricing plans differ by country and currencies. Additionally, and with selected partners (mainly Telco operators) and territories we offer daily and weekly subscription options.

Revenue

We have two primary revenue streams: (i) Premium subscriptions; and (ii) advertising. Revenues are primarily driven from Premium subscriptions (through app stores, our Telco partners, and direct debit and card purchases), which generated 72% of total revenues during fiscal year ended December 31, 2021 whereas data driven advertising contributed 28% of total revenues during the fiscal year ended December 31, 2021.

Over the years, we have experienced increased engagement from users, which we believe is due to the compatibility of our platform across various devices, including smartphones, desktops, cars and game consoles. Our Premium users (that is, users of Anghami Plus, our premium service) average about 72 minutes per day in 2021. Our Premium users have streamed 1.6 times the amount of content per month than non-Premium users. The latter are steadily converting into the Premium service at an average rate of 19.0% in 2021 with a healthy ratio of DAU to MAU.

Premium Service

Our Premium service provides paying subscribers with unlimited online and offline high-quality streaming and download access to our catalog, commercial-free.

Revenues through the Premium service are generated via three main payment channels: (i) through the app stores (Google Play and Apple Store), (ii) through our Telco partners, or (iii) through direct debit and card purchases. An offline channel is also available through which consumers can purchase vouchers from partner stores that provide limited access to our Premium service. So far, we have partnered with 45 Telcos distributed among 16 countries. Most of our Telco partnerships include valuable offerings to the end users such as data bundles, where customers can subscribe to our platform and receive certain amount of data to use on it. In addition, Telcos often advertise our services and plans with a significant marketing budget. We are also expanding to new online payment channels that are gaining popularity in the region such as STC Pay in Saudi Arabia and Fawry Pay in Egypt as well as integrating with mobile wallets of various banks and mobile operators that are becoming more popular as payment channels.

Premium service is the largest revenue stream and our marketing efforts focus on growing our Premium user base while investing in the product to enhance our free to premium conversion rates. Our efforts translated into consistent new subscriber growth, with the aggregate monthly subscribers (Telco and direct) increasing from 595,980 in January 2019 to 1,173,12 in December in 2021. We have also invested heavily in increasing the retention of our subscriber base by offering tailored plans and through an advanced algorithmic content recommendation engine. Over time, the churn of the monthly paying subscribers has continued to trend lower from 7.7% in January 2019 to 6.5% in December 2021.

The increase in churn at December 31, 2021 was due to new telco signups whose integration was still scaling up. Subsequently in February 2022, churn rate dropped to 5.6%.

In order to drive the sales of our Anghami Premium service we rely on:

●	Converting the Anghami Free user base: Using owned and paid media channels we have built a conversion engine that relies on segmentation to target free users along their journey with the different available subscription plans directly or through partners by offering them discounts, no commitment plans and free trials. We also run big seasonal campaigns (for example: Eid offer, White Friday offer, Saudi National offer) that have longer trial periods (usually three months for new subscribers) that drive subscriptions and revenues significantly across the year; and

●	Acquiring Anghami Premium service subscribers (through Business to Business (“B2B”) partners): We leverage both Telco partners and distribution partners to run major seasonal above the line (ATL) campaigns and monthly below the line (BTL) campaigns that drives the acquisition of new Anghami Premium service subscribers who purchase the subscription either from the partner or get it for free (subsidized by the partner) as a part of a bundle or product sold by the partner.

In order to increase subscriber’s retention and lifetime value (LTV) we have implemented several mechanisms to address churn whether involuntary, for instance, because of payment related issues such as expired credit card, or voluntary, that is the Premium user choosing to unsubscribe. Starting 2020, we increased re-subscription rate of churned users by 53% by reviewing all audiences and user journey at different stages: grace period to churn and post-churn, and adding customized messages based on the churn reason and subscription channels in different placements (in-app, email, push notifications, SMS). On the Telco level we also implemented smart charging mechanisms and extended grace periods that reduce involuntary churn and maximize the ARPU.

Anghami has also signed separate servicing agreements with 10 of the Telco operators, our B2B partners, through which Anghami sells its Premium subscription at a discount directly to the Telco operators. These Telco operators then go on to offer Anghami Premium service to their user base as part of a broader package. These agreements are based on a discounted subscription fee and tied with a minimum revenue guarantee scheme.

Our subsidiaries, Anghami FZ, LLC and Anghami KSA Co., have also entered into certain promotion agreements with Souq.com FZ-LLC and Afaq Q-Tech General Trading Co, respectively, in connection with their participation in the Amazon Prime program, which allows them to offer certain promotions, including a discounted subscription to the “Anghami Plus” program, to certain Amazon Prime members, subject to certain terms and conditions. Following the expiration of the twelve-month promotional period, the Amazon Prime members will be charged at standard service rates as applicable to other Premium subscribers.

Advertising Revenue

Our Ad-Supported Service has no subscription fees and provides Ad-Supported users with limited on-demand online access to our catalog on their computers and shuffle-only access on compatible mobile devices and tablets. This segment contributes to our revenues and also works as a marketing tool, increasing our user engagement who often convert to our Premium service. We generate revenue for our Ad-Supported segment from the sale of display, audio, video and content sponsorship solutions delivered through advertising impressions. We source our advertising customers through advertising agency, Digital Media Service (“DMS”), who receive a 40.5% revenue share of the gross advertising value. To date, more than 280 global brands have advertised on our platform. In 2020, we launched an additional “direct ads” service, whereby Anghami directly works with brands while DMS invoices and collects the receivables with a 10% revenue share. These advertising arrangements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period.

Revenue for our Ad-Supported segment is affected primarily by the number of our Ad-Supported users, the total Content Hours per MAU of our Ad-Supported users, and our ability to provide innovative advertising products that are relevant to our Ad-Supported users and enhance returns for our advertising partners. Our advertising strategy centers on the belief that advertising products that are based in music and are relevant to the Ad-Supported user can enhance Ad-Supported users’ experiences and provide even greater returns for advertisers.

In September 2021, we signed two barter agreements with Amazon Prime in Saudi and UAE whereby Anghami provides to Amazon Prime marketing services amounting $768 thousand and vice versa.

We offer different advertising campaigns on our platform, primarily in the form of:

●	branded content — producing a song tailored to a specific brand. We have initiated this revenue stream starting 2020, and subsequently in 2021, we have seen recurring and increasing revenue from existing brands. Key customers are mainly coming from telecom, gaming and FMCG industries;

●	content promotion — banner ads, promotion on certain playlists, audio ads, etc. We believe that this revenue stream has significant growth potential as Anghami’s brand equity increases; and

●	sponsored playlists.

According to a study performed internally our ad formats significantly increase awareness and intent to action. The results are displayed in the table below:

As for our branded content solutions (sponsored playlists or branded song content) we offer brands the chance to unlock metrics focused around brand love:

Variable Cost Structure

Licensing Agreements

We have a rich catalog of over 60 million songs. We have signed content agreements with up to 2,000 music labels. Obtaining license agreements and paying royalties are the two prevailing costs of sales. In exchange for the right to stream certain music, royalty costs are due to music record labels and publishers. Royalties are calculated monthly based on the percentage of revenue and the music labels’ respective market share. In addition, Premium service user royalties depend on the number of subscribers while royalties for free users depend on the number of streams. Licensing agreements include several terms related to paying royalties, minimum guaranteed payments, marketing commitments, reporting and audit rights. Generally, the contracts are valid for 1 year, and renegotiated on annual basis, the label holds the right to terminate the agreements if any breach of terms takes place. The content cost, which represents the royalties paid to the labels, calculated based on the number of streams/revenue generated for each category separately (Premium revenue and Ad-Supported revenue), constitutes a major part of our variable costs and amounts to 36% of our revenue.

We have long standing relationships with both global and local music companies despite a fragmented market. Among these are the top three global music labels: Universal Music Group, Sony Music Entertainment, and Warner Music Group; alongside the largest regional labels: Rotana, Qanawat, Watary, Platinum record and Nay. Arabic label agreements provide for global coverage while most of the international music agreements are restricted to the MENA Operating Area. We have also signed an exclusive three year agreement with Amr Diab, the biggest artist in the Arab World whereby Anghami becomes the sole distributor of Amr Diab content globally, for the next three years. In addition, Amr Diab will create exclusive content for Anghami over the contract term.

Payment Fees/Expenses

The various payment channels we use are entitled to a portion of our revenue. The emerging markets are characterized by very low credit and debit cards penetration, which is why we have focused on diversifying our payment channels to increase our user base. Partnerships with the Telco operators acted as a key catalyst to help us achieve and maintain a leading paying conversion rate amongst music streaming services in the MENA Operating Area.

The take rate varies depending on the payment channel as follows:

●	Direct carrier billing: 59.2% of our total subscription revenues in 2021 were paid via direct carrier billing. The Telco operator’s share is subject to a revenue share agreement that varies by operator and by country. On average, Telcos charge a 30% transaction fee.

●	App stores: 36.5% of our total subscription revenues in 2021 were paid via app stores and are subject to revenue share agreements with the relevant app store. Apple Store and Google Play charge 30% of the transaction value. Apple stores reduces the take rate to 15% of the transaction value in the second year of the retained user’s subscription, while Google store reduced the take rate to all subscribers to 15% as of June 7, 2021.

●	Vouchers: To cater to users who are not used to transacting online, we sell vouchers via an offline distribution network such as Epay, Cash United, Virgin Megastores, LikeCard, Fawry, BOB, Libanpost, Whish/Itel, Librairie Antoine, CashPlus, YouGotAGift (YGAG), Wafa Cash, Akwad, Al Khdmah Pro, STC Pay, Resal KSA. 1.0% of our total subscription revenues in 2021 were paid via vouchers. Distribution partners charge up to 10% fee of the voucher value. In addition, vouchers are often combined with an advertising campaign and sold to our advertising brands, who then distribute it to its customers.

●	Debit and credit cards: There is generally a fixed transaction fee per transaction plus a variable rate that varies according to the country and currency. 3.34% of our subscription revenues in 2021 were paid via debit and credit cards, average fees amount to 5.4%.

B2B Telco contracts described above are not subject to a revenue share agreement.

Variable Technology costs

We partnered with Amazon Web Services (“AWS”) to host our servers and to provide scalability, redundancy, security and ensure continuity of our operations. In addition, we partnered with other third-party technology providers to optimize our services and the music listening experience. On an average, monthly variable technology costs in 2021 amounted to $266,400. These costs vary month-to-month based on usage and app features (video vs. audio streaming, etc.).

Our Services

Unique User Experience

We combine a sleek and seamless user interface with our artificial intelligence and machine learning capabilities to create a sophisticated yet user-friendly platform accessible on every kind of device. We provide a customized on-boarding process to ensure that from the moment users open the Anghami application, they see a personalized homepage with content that reflects our understanding of their music tastes. Users are able to explore our deep library of content with a variety of features including personalized mixtapes, song recommendations and playlists with top charts by country and genre. We provide effortless search capabilities using the universal search bar, Radar and Personal DJ features.

We also give our users different ways to search, browse, engage, and discover music and other content. These include:

●	Mixtapes: We have built a machine learning model that learns from users’ streaming habits and generates weekly and daily personalized mixtapes that fit their music taste. They are part of our effort to increase music discoverability, personalize the user’s experience by ensuring that we provide them with a variety of content inspired by the music they like.

●	Personalized recommendations: Our AI-powered recommendation system fuels different parts of the platform. Our explore page is shaped around personalized playlists, albums, and songs that match the users’ expectations. Those recommendations rely on their music DNA, time of day, day of week, and other factors, to surface the content that the users are most likely to enjoy and therefore increase time spent on the application. Whenever users interact with any song, album, or artist, we utilize our recommendation system to generate a list of similar content that is also personalized to make sure they enjoy a pleasant music experience.

●	Playlists: We provide users with the ability to create their own playlists to organize their library and access their favorite songs easily. They can also discover playlists that are made by other users or by our own curation team. Our team has built over 4,000 playlists so users can browse among more than a 100 genres and moods and find a variety of playlists that fit their different moods and tastes.

●	Search Functions: To allow proper discoverability of our entire library, we give users the ability to search for all types of content. Users can find songs, albums, artists, playlists, podcasts, moods, genres, and even other users on Anghami. They can also search for songs using parts of their lyrics. Our search engine is integrated with various virtual assistants like Siri and Google assistant to make it even easier to search and find content using audio commands.

●	Videos: We also have invested in expanding our content offerings to include videos. Embedding video clips into activity-based playlists helps provide a visual layer to our content offerings, allowing artists to promote their music further through graphics or photos on social media platforms while the song is playing. Integrating video into our playlists enables us to convert our listeners into content viewers.

●	Podcasts: We offer a growing number of podcasts, which have gained significant traction with users, creators, brands, and advertisers. Our platform enables seamless dissemination of podcasts covering a wide range of genres and topics, including technology, sports, business and finance, travel, and cooking, among many others. According to a report by eMarketer, global podcast listeners are expected to reach 504 million in 2024 up from 275 million in 2019 representing a CAGR of 12.9%. This engagement presents a significant opportunity for Anghami as we believe we have the ability to enhance the podcast user experience with a better product that is focused on discovery, especially since we are working on original podcasts and have developed a curated podcast section for the MENA Operating Area users.

●	Radar: Discovery of new music is a big part of any user’s experience on Anghami. With a single tap, a user can trigger Radar, a recognition feature which would identify the music playing around them, display the song with all its details then add it to a special playlist for easy access. This allows users to discover new songs they hear on TV, radio, or at public places and add them to their library. Our Radar ensures offline experiences are complimented by a smooth online experience on the platform.

Immersive User Engagement

In addition to our large catalogue of music, we offer unique opportunities to our users to engage with the Anghami community through features that create an immersive social experience such as chats, stories, Anghami Live and music rooms.

●	Chats: To increase user-to-user interaction and extend the time spent in-app, we allow users to share music with their friends directly on Anghami instead of having to use a third party chat application. This simplifies the users’ experience and encourages them to interact with others around music. Users can exchange songs and text messages via Chats and instantly create a shared mixtape that matches both their tastes.

●	Stories: Stories allow users to share the music they play with their followers in a unique way. All stories are displayed at the top of the explore page. Users can choose to share songs manually or automatically so they can be posted as chapters in their stories. Stories are 15 seconds previews of songs that users can browse in a seamless manner and react to them using Emoji’s and text replies. They allow users to discover new music through their friends and interact with others around music.

●	Live Radio: Live Radio offers a number of unique features. Any user, including artists, DJs, content creators and music influencers, will be able to talk alongside playing songs, playlists and podcasts from our large library of music. It gives everyone the chance to participate in a real-time version of a podcast experience and, by creating their own virtual events, users will be able to bring together communities with live interaction. Other features include applauding the host, sending text comments, meeting other participants and side-chats.

●	Music Match: As part of the social music experience, Anghami allows users to find people that have a similar music taste. A music match is a score that shows on any user suggestions component and on a user’s profile page. We surface a special section of users that have a high music match on the explore page. This increases engagement between users and helps them build new friendships.

Advertising Solutions

We offer the following advertising solutions:

Media Offerings:

●	Audio Ads: Audio ads, our core offering, are 15-second ad slots that sit in between songs, and cannot be skipped. They are accompanied by a companion banner with a call to action that can link to a landing page. It creates a one-on-one environment between the brand and the user. We have also recently released a unique audio to leads solution. This allows brands to collect Anghami first party data via a lead form that the ad leads to. This lead form can be customized with a message from the brand, to make the user want to submit their leads.

●	Video Ads: Anghami allows brands to communicate their video copies, either 15-seconds or 30-seconds of length. These also appear in between the users’ listening experience.

●	Display Ads: Display, which is one of the most common media formats in the market, is available on Anghami across multiple formats. These are best used to drive traffic to a landing page. One of the reasons we offer video and display, apart from being common and known formats, is because our research has shown that combining video and display with audio drives further impact across brand funnel metrics.

●	Programmatic Integration: Our media solutions are available programmatically, through what are typically referred to as demand side platform (“DSP”s). Programmatic is used by clients to buy in real-time and have more cross campaign visibility. We can guarantee audio on programmatic at a fixed price, however our display solutions are available to be bought in real-time by a programmatic DSP.

We have designed a new pricing scheme for ads that depends on the number of streams delivered to users rather than number of impressions. Besides, we introduced additional formats for ads delivery in which users listen to shorter ads over shorter intervals. We believe that these changes will increase ads inventory and ultimately increase our yield from advertising revenue.

Content Promotion Offerings and Production

We offer brands the ability to promote their own music content to achieve more streams. We typically do this by making the content more discoverable on the platform and easily searchable. We also provide brands the ability to sponsor a playlist. Sponsoring a playlist gives the brand 100% share of voice on that playlist, with a logo on the cover of the playlist and a display masthead within the playlist. A brand can also create their own playlist which we can in turn promote on the platform, while also leveraging the platform’s AI to recommend customized playlists to users, with a branded message.

We also offer both audio and music production capabilities to advertisers. Branded content is a significant part of our advertising unit, as brands have become more accustomed to creating content to communicate their message, and build favorability. Anghami produces music in various forms for brands and manages the entire process. Most notably, Anghami produces songs that brands end up owning and can promote on Anghami, as well as across other media channels. Furthermore, Anghami also creates music videos to support the songs, the majority of which are shot in studios. We have also started creating experiences in the form of concerts. These can be pre-recorded and post-edited, or live. With the latter, Anghami allows brands to host the concert live via their new live feature, where people can stream live and engage with the brand, as well as with each other.

Data Solutions

To measure the effectiveness of our ad campaigns, we run research to note the awareness, favorability and recall brands have on the platform. In certain instances, we run searches on the platform to note the current level of awareness a brand may have. We send these research documents to brands post-campaign and measure against the initial awareness they had. We have also automated and decentralized certain tools to give clients the ability to cherry pick insights and create audience profiling on the platforms as well as traffic campaigns, specifically audio, display, video and playlist promotions. We have also surveyed our users via Global Web Index, across different verticalized questions and audience behavior — for example, their favorite car brand — and made this available via a tool to our clients to support their campaigns.

Marketing

Over the last nine years, we have endeavored to build a strong and local brand, focusing on our mission to provide users with the ability to socialize and get entertained beyond simply listening to music. As we grew and became the leading music streaming platform in MENA, we decided to refresh our brand during the first quarter of 2022 to highlight the importance of both music lovers and creators in growing the ecosystem and to show our commitment to empower our users to share their voice with the world. “Anghami, the World is Listening”.

We believe we are the leading brand with 84% aided awareness in comparison to our direct competitors according to a study conducted in 2019 by Global Web Index in the Saudi Arabia, the UAE and Egypt.

Our key differentiator is our ability to adapt our marketing strategy to seasonality and our agile approach to real-time events which allows us to be relevant and closer to users while sounding familiar. We listen to our different user segments and create custom experiences based on their different needs in each market or region. We make use of the different internal and external marketing touchpoints to ensure we have a 360 coverage in our communications throughout the user journey in-app and through external channels. The objective being to have a unified and efficient way to spread brand love while acquiring, engaging, retaining and converting users to our premium service: Anghami Plus.

Digital Marketing

Our digital footprint covers all leading networks in our key markets driving mainly our performance and social media marketing. We rely heavily on data analytics and experimentation in our decision making by using internal tools and custom dashboards that reflect the performance of our campaigns and ongoing efforts. This data allows us to continuously optimize and make strategic budgeting allocation decisions and drive optimal performance results in each market, platform and channel at any given point in time.

On social media, our aim has always been to build a strong and engaged community with our users, artists and partners. An example of which has been by rewarding our Anghami Premium service users by giving them the chance to win exclusive signed merchandise from their favorite local and international artists. Our most recent addition has been our blog “Anghami talks” which was created in order to keep all stakeholders up-to-date by showcasing our latest business and product news and updates which allowed us to have better press coverage.

During 2021 we expanded our influencer marketing efforts, which is allowing us to increase our targeted reach while collaborating with artists and content creators from different industries. We’ve also grown our digital coverage with relevant affiliate channel partners that have the most relevant audience segments for our business in the region, this helped us reduce considerably our costs while improving our performance and the quality of the users we bring in.

Owned Media

We deploy lifecycle marketing and communication efforts on our own platform by using all owned channels from push, email marketing, SMS, native display and audio ads. Our in-app process is built on user behavior throughout their lifecycle, but tailored to each person. A new user will go through an on-boarding process for us to better understand their music taste, they can optionally choose to opt in to Anghami Premium, completely for free during the trial period, and discover the full Anghami experience. And we use the power of machine learning to recommend customized and relevant content and communication at the relevant time in their journey, in an effort to keep our users engaged and retained. One great example is our yearly 2021 End of Year campaign. We leverage our usage data to provide an engaging experience personalized to each and every user with the ability to drive shareability and virality. This campaign consistently increases our engagement and resurrects dormant users.

We offer free trials of Anghami Premium service in all our markets and have created custom pricing models with a wide option of payment methods to cater to all user segments. We also offer a wide range discounted plan price, some of which are seasonal campaigns and some are available throughout the year.

Offline Marketing

In the early days and through our partnership with MBC, Anghami relied a lot on TV media for brand building and brand affinity. This helped increase our brand presence in the region, especially through the association with the popular TV shows such as The Voice and Arab Idol. We run several out-of-home campaigns in Egypt, Saudi Arabia, UAE and Lebanon, throughout the year, promoting the brand as well as new releases and artists. We also get offline exposure through key partners such as the Dubai International Airport where we offer free and easy web access to our platform to all airport visitors when accessing the Wi-Fi landing page. We also get support from our Telco partners who run major co-branded outdoor campaigns across the region.

In 2017, we launched our brand ambassador program in over 10 universities in Egypt with the objective of creating an active community among the youth. Additionally, we have organized and taken part in different local events, concerts and music festivals across major markets, which have been recently paused due to the COVID-19 pandemic.

Competition

We compete for the time and attention of our users across different forms of media, including traditional broadcast, terrestrial, satellite, and internet radio, other providers of on-demand music streaming services (Spotify, YouTube, YouTube Music, Apple Music, Deezer, Google Play Music, and SoundCloud), and other providers of in-home and mobile entertainment such as cable television, video streaming services, and social media and networking websites. We compete to attract, engage, and retain users with other content providers based on a number of factors, including quality of the user experience, content range and quality, ease of use of the Anghami application, price, accessibility, perceptions of advertising load on our Ad-Supported Free service, brand awareness, and reputation. Many of our competitors enjoy competitive advantages such as greater name recognition, legacy operating histories, and larger marketing budgets, as well as greater financial, technical, human, and other resources. In addition, some of our competitors, including Google, Apple, and Amazon have developed, and continue to develop, devices for which their music streaming service is preloaded, creating a visibility advantage.

Additionally, we compete to attract and retain advertisers and a share of their advertising spend for our Ad-Supported Free service. We believe our ability to compete depends primarily on the reputation and strength of our brand as well as our reach and ability to deliver a strong return on investment to our advertisers, which is driven by the size of our Ad-Supported free user database, our advertising products, our targeting, delivery and measurement capabilities, and other tools.

We also compete to attract and retain highly talented individuals, including data scientists, engineers, product designers, and product managers. Our ability to attract and retain personnel is driven by compensation, culture, and the reputation and strength of our brand. We believe we provide competitive compensation packages and foster a team-oriented culture where each employee is encouraged to have a meaningful contribution to Anghami. We also believe the reputation and strength of our brand helps us attract individuals that are passionate about our brand.

For information on competition-related risks, see “Risk Factors — Risks Related to Our Business Model, Strategy, and Performance— If our efforts to attract prospective users, retain existing users, and effectively monetize our products and services are not successful, our growth prospects and revenue will be adversely affected,” “Risk Factors — Risks Related to Our Operations—We face and will continue to face competition for Ad-Supported Free service users, Premium service users, and user listening time,” and “Risk Factors — Risks Related to Our Operations—Our business depends on a strong brand, and any failure to maintain, protect, and enhance the brand would hurt our ability to retain or expand our base of Ad-Supported Free service users, Premium service users, and advertisers.”

Intellectual Property

Our success depends in part upon our ability to protect our technologies and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including trade secrets, patents, copyrights, and trademarks, as well as contractual restrictions, technological measures, and other methods.

We have filed and acquired several active patent applications and issued patents in the MENA Operating Area, the United States and other countries. We continue to pursue additional patent protection, both in the United States and other countries outside the MENA Operating Area, where appropriate and cost effective. We intend to hold these patents as part of our strategy to protect and defend our technology, including to protect and defend Anghami in patent-related litigation.

Our registered trademarks include our primary mark “Anghami” and various versions of the Anghami logo. In addition, “Anghami” is registered in several jurisdictions such as New York, the European Union, UK, Switzerland, UAE, Saudi Arabia, Lebanon, Jordan and Egypt. We also have pending trademark applications in the United States, and other countries for certain Anghami marks. Finally, we have a portfolio of internet domain names, including our primary domain www.anghami.com.

In addition to the forms of intellectual property listed above, we own rights to proprietary processes and trade secrets, including those underlying the Anghami platform. We use contractual and technological means to control the use and distribution of our proprietary software, trade secrets, and other confidential information, both internally and externally, including contractual protections with employees, contractors, customers, and partners. Finally, we also have licenses with various rights holders to stream sound recordings and the musical compositions embodied therein, as further described under “— Licensing Agreements” below, as well as licenses to stream sound recordings in videos and other types of content.

Licensing Agreements

In order to stream music to our users, we generally secure rights both to the sound recordings and the musical compositions embodied therein (i.e., the musical notes and the lyrics). To secure such rights, we obtain licenses from, and pay royalties to, rights holders or their agents. Below is a summary of certain provisions of our license agreements.

Sound Recording License Agreements with Major and Independent Record Labels

We have license agreements with record label affiliates of the three largest music companies for English/International Music — Universal Music Group, Sony Music Entertainment, and Warner Music Group — as well as Merlin, which represents the digital rights on behalf of numerous independent record labels. Similarly, we have license agreements with independent labels, as well as companies known as “aggregators” (for example, Believe International).

For Arabic music we have similar license agreements in place with Rotana, Mazzika, Qanawat, Chbk, Nay for Media, and Watary which represent digital rights on behalf of prominent Arabic artists. These agreements typically require us to pay royalties and make minimum guaranteed payments, and they include marketing commitments, advertising inventory, and financial and data reporting obligations. The sound recording rights granted to us with respect to these agreements, generally having a duration of 1 year; top 20 labels account for 81% of total streams for the year ended December 31, 2021. These license agreements, generally are not automatically renewable and apply to the Middle East in case of the international major labels and globally for the Arabic labels and aggregators. The license agreements also allow for the record label to terminate the agreement in certain circumstances, including, for example, our failure to timely pay sums due within a certain period, our breach of material terms. These agreements generally provide that the record labels have the right to audit us for compliance with the terms of these agreements. Further, they contain “most favored nations” provisions, which require that certain material contract terms are at least as favorable as the terms we have agreed to with any other record label. As of December 31, 2021, we have estimated future minimum guarantee commitments of approximately $7,115,551 in the next two years. See the section entitled “Risk Factors — Risks Related to Our Business and Industry — Minimum guarantees required under certain of our license agreements for sound recordings and underlying musical compositions may limit our operations and may adversely affect its business, operating results, and financial condition.”

Musical Composition License Agreements with Music Publishers

With respect to the underlying musical compositions embodied in the sound recordings we stream, we generally secure both reproduction (“mechanical”) and public performance rights from the owners of the compositions (or their agents). In the United States, the rates we pay are for mechanical rights, a function of a ratemaking proceeding conducted by an administrative agency called the Copyright Royalty Board. The most recent proceeding before the Copyright Royalty Board (the “Phonorecords III Proceedings”) set the rates for the Section 115 compulsory license for calendar years 2018 to 2022. The Copyright Royalty Board issued its initial written determination on January 26, 2018 and set up the Mechanical Licensing Collective (The MLC). The MLC is a nonprofit organization designated by the U.S. Copyright Office pursuant to the historic Music Modernization Act of 2018. In January 2021, The MLC began administering blanket mechanical licenses to eligible streaming and download services (digital service providers or DSPs) in the United States, which Anghami opted for and obtained a Blanket License for Mechanical Rights in the US. The MLC collects the royalties due under those licenses from the DSPs and pays songwriters, composers, lyricists, and music publishers. We currently believe that the current rates will not materially impact our business, operating results, and financial condition in the US as although the US is our biggest market outside of the MENA Operating Area, it is not significant in comparison to our markets in the MENA Operating Area. However, if our business does decide to expand fully (with Arabic and International music both) in the US market, and does not perform as expected or if the rates are modified to be higher than the proposed rates, our content acquisition costs could increase and impact our ability to obtain content on pricing terms favorable to us, which could negatively harm our business, operating results, and financial condition and hinder our ability to provide interactive features in our services, or cause one or more of our services not to be economically viable in US.

In the United States, public performance rights are generally obtained through intermediaries known as PROs, which negotiate blanket licenses with copyright users for the public performance of compositions in their repertory, collect royalties under such licenses, and distribute those royalties to copyright owners. We have obtained public performance licenses from, and pay license fees to, the major PROs in the United States, including ASCAP, and are in the process of obtaining licenses from other prominent PRO, including SESAC, Inc., among others. These agreements have music usage reporting obligations and audit rights for the PROs. In addition, these agreements typically have one to two year terms, and some have continuous renewal provisions, with either party able to terminate for convenience with one to two months’ prior written notice, and are limited to the territory of the United States and its territories and possessions.

With respect to publishing rights in the MENA Operating Area, Anghami pays on the rates to various rights owners through a ratemaking process conducted on a case-by-case basis negotiating each license. We obtain mechanical and performance licenses for musical compositions either through local collecting societies representing publishers or from publishers directly, or a combination thereof. There are cases of publishing deals which are represented by bodies or agents which combine both Mechanical and Public Performance rights. Since in many countries in the MENA Operating Areas there are no collection societies we cannot guarantee that our licenses with the existing few collecting societies and/or our direct licenses with publishers provide full coverage for all of the musical compositions we make available to our users in such countries. As such there is a fragmented copyright licensing landscape which leads to publishers, songwriters, and other rights holders choosing not to be represented by collecting societies and that adversely impacts our ability to secure favorable licensing arrangements in connection with musical compositions that such rights holders own or control, including increasing the costs of licensing such musical compositions, or subjecting us to significant liability for copyright infringement. Some Arabic labels cover Anghami on publishing rights; these labels own the mechanical and public performance rights of their content. Accordingly, our licensing agreements cover both master rights and publishing rights. The market share of those labels amount to 17% of total Anghami streams in 2021.

From time to time, our license agreements with certain rights holders and/or their agents, including both sound recording license agreements with major and independent record labels and musical composition license agreements with music publishers, may expire while we negotiate renewals. Per industry custom and practice, we and those rights holders may continue such agreements on a month-to-month basis or enter into other short-term extensions, and/or continue to operate as if the license agreement had been extended (including by our continuing to make music available). It also is possible that such agreements will never be renewed at all. The lack of renewal, or termination, of one or more of our license agreements, or the renewal of a license agreement on less favorable terms, could have a material adverse effect on our business, financial condition, and results of operations. See “Risk Factors — Risks Related to Our Business Model, Strategy and Performance — We have no control over the providers of our content, and our business may be adversely affected if the access to music is limited or delayed. The concentration of control of content by our major providers means that even one entity, or a small number of entities working together, may unilaterally affect our access to music and other content.”

We also obtain licenses directly from artists, through our Dashboard License Agreement, that contains simpler terms of the licensing agreement signed with the labels and distributors.

We opted to create new and original content as part of our Anghami Originals project, whereby we create new content for artists through collaboration agreements, in addition to hosting and producing Anghami Sessions with the artists whereby the latter performs his/her songs in a different format and set up. Anghami Originals and Anghami Sessions’ intellectual property is sometimes owned by Anghami or by the artist or even co-owned, with ownership being addressed on a case by case basis. Anghami also produces music in various forms for brands. This branded content is owned by the brands and promoted on Anghami.

Government Regulations

We are subject to many U.S. federal and state, European, Luxembourg, MENA Operating Area and other foreign laws and regulations, including those related to privacy, data protection, content regulation, intellectual property, consumer protection, rights of publicity, health and safety, employment and labor, competition, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could harm our business. In addition, it is possible that certain governments may seek to block or limit our products or otherwise impose other restrictions that may affect the accessibility or usability of any or all of our products for an extended period of time or indefinitely.

In the area of information security and data protection, the laws in several jurisdictions require companies to implement specific information security controls to protect certain types of information. Data protection, privacy, consumer protection, content regulation, and other laws and regulations are very stringent and vary from jurisdiction to jurisdiction. In particular, we are subject to the data protection/privacy regulation under the laws of the EU.

The framework legislation at an EU level with respect to data protection currently is Directive 95/46/EC (the “Data Protection Directive”). The purpose of the Data Protection Directive is to provide for the protection of the individual’s right to privacy with respect to the processing of personal data. Each member state is obligated to have national legislation consistent with the Data Protection Directive. We are therefore subject to the local implementing rules of the European countries where we are established (for example, Luxembourg and Sweden). These local laws can impose stringent rules relating to the way in which we process personal data.

The Data Protection Directive will be superseded by the General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018. The GDPR is intended to create a single legal framework that applies across all EU member states. However, there are certain areas where EU member states can derogate from the requirements in their own legislation. It is therefore likely that we will need to comply with these local regulations in addition to the GDPR. Local Supervisory Authorities will be able to impose fines of up to 4% of annual worldwide turnover of the preceding financial year or €20 million, whichever is greater, for non-compliance. These data protection authorities will have the power to carry out audits, require companies to cease or change processing, request information, and obtain access to premises. Where consent is relied upon as the legal basis for processing personal data, businesses must be able to demonstrate that the data subjects gave their consent to the processing of their personal data and will bear the burden of proof that consent was validly obtained and can be withdrawn at any time. The GDPR implemented more stringent operational requirements for processors and controllers of personal data, including, for example, requiring enhanced disclosures to data subjects about how personal data is processed, limiting retention periods of personal data, requiring mandatory data breach notification, and requiring additional policies and procedures to comply with the accountability principle under the GDPR. In addition, data subjects have more robust rights with regard to their personal data.

Our privacy policy and terms and conditions of use describe our practices concerning the use, transmission, and disclosure of user information and are posted on our website.

Employees

As of December 31, 2021 and 2020, we had 174 and 114 full-time and part-time employees, respectively, including 5 part-time employees as of December 31, 2021 and seven part-time employees as of December 31, 2020. The following table provides a breakdown of our employee base by function as of the dates indicated:

Department	As of December 31, 2021	As of December 31, 2020
Engineering Department	61	45
Sales and Marketing	39	22
Business Development	11	4
Finance and Administration	24	14
Operations	39	29

The following table provides a breakdown of our employee base by geographic location as of the dates indicated:

Location	As of December 31, 2021	As of December 31, 2020
Abu Dhabi	60	0
Beirut	74	91
Cairo	14	7
Dubai	20	14
Riyadh	6	2

C. Organizational Structure

Anghami is a limited liability company incorporated in the Cayman Islands on 14 February 2012. Anghami owns and controls multiple subsidiaries in Egypt, Saudi Arabia, United Arabi Emirates, Lebanon and UK.

Anghami Inc. was incorporated on March 1, 2021 and a wholly owned subsidiary of Anghami. On February 3, 2022, upon the completion of the business combination with VMAC, Anghami and VMAC (later renamed as Anghami (DE) Inc.) became wholly owned subsidiaries of Anghami Inc. A list of the subsidiaries of the Company as of the closing date of the Business Combination is included in Exhibit 8.1 to this Report. See also the diagram illustrating our current organizational structure under “Item 4 – Information on the Company – A. History and Development of the Company – Corporate History and Structure” of this Report.

D. Property, Plants and Equipment

Our headquarters are in Abu Dhabi, the capital of the UAE, at the Abu Dhabi Global Markets “ADGM”. The ADIO, being the Abu Dhabi government’s investment attraction and development hub, has committed to providing up to approximately AED 60 million (which would have been approximately $16.5 million) in financial incentives to support the establishment, growth and development of our technology and research and development center in Abu Dhabi. Pursuant to the incentive programme agreement entered into between ADIO and Anghami, dated December 23, 2020, as amended on September 26, 2021. Anghami will be entitled to receive these financial incentives, in the form of rebates, only upon meeting certain performance metrics and conditions. These include, establishing the project plan (which includes setting up the new global headquarters in Abu Dhabi and moving personnel to such office), certain employment commitments and investment commitments. Based on these achievements, Anghami will have to submit quarterly financial reports and ADIO has the right to approve these reports and determine applicable rebates payable for such quarter. In addition, we have agreed to use reasonable efforts to explore a dual listing on the Abu Dhabi Securities Exchange if Anghami determines that a dual listing is in its best interest, subject to prevailing market conditions, within 18 months of entering into the agreement. We also lease regional offices in Beirut, Dubai, Cairo and Riyadh. Our computing needs are fully serviced from our cloud infrastructure. We believe that our current facilities are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations. However, we may expand our footprint if circumstances or business concerns warrant doing so.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Anghami is a technology-driven mobile-first music platform that offers listeners in the MENA Operating Area unlimited Arabic and international music to stream and download.

Today we are the leading music-streaming platform in the MENA Operating Area. We partner with mobile telecom operators across the region, have direct relationships with more than 45 Telcos, and with MBC group, the largest media group in the MENA Region, and utilize these relationships and our business plan to fuel growth and boost customer acquisition. We digitize local Arabic music catalogs and also offer innovative social features allowing users to chat and meet locally. Furthermore, we utilize our artificial intelligence (“AI”) and machine learning algorithms, to predict user behavior, capture investment returns and spur product development. With an Arabic speaking population of over 400 million worldwide, we plan to continue to expand our user base globally and invest in delivering a unique music streaming experience.

We offer more than 60 million songs to more than 100 million registered users with close to 9.2 billion streams per year as of December 2021. We currently monetize our service through both subscriptions and advertising. Our Premium service users numbered 1.44 million, and our Ad-Supported free service users were 6.41 million as of December 31, 2021. The Premium service and Ad-Supported users support each other’s growth, and we leverage the Telco’s strong marketing capabilities to drive acquisition of new Premium subscribers.

We have long standing business relationships within the music industry, locally in the MENA Operating Area and globally with the major music labels including Universal Music Group, Sony Music Entertainment, Warner Music Group and the Merlin Network. We also have licensing agreements with thousands of independent labels to provide users with legal access to a vast catalog of music.

Our investors currently include leading MENA financial investors including venture capital firms, asset management, private equity firms and strategic shareholders, including MBC group, a Saudi-owned media conglomerate, and other leading telecommunications companies.

Recent Developments

Content Growth

Anghami invested significantly in content acquisition and creation to further differentiate itself from its competitors and provide unique content to its users. Initiatives include:

●	Rotana Content: In April 2022, Anghami launched a new partnership with Rotana. Anghami had previously removed Rotana content in 2019 as a result of Rotana’s partnership with Deezer. We believe that the reinstated partnership between Anghami, the largest streaming platform in the Region, and Rotana, the largest Saudi label, is key for Anghami’s growth in Saudi Arabia; it provides additional content not yet available on other streaming platforms and further increases the likelihood of subscription of free users.

●	Amr Diab: In February 2022, Anghami signed an exclusive partnership with Amr Diab, the largest artist in MENA with more than 22 million followers on social media and 1 billion streams per year. Amr Diab owned content will not be available on any other streaming platform for the duration of the contract. In addition, he will create three original albums to be streamed exclusively on Anghami.

●	Vibe Music Arabia: In December 2021, Anghami announced a joint venture with Sony Music to create a new arabic label, Vibe Arabia (“Vibe”). Vibe will leverage on Anghami’s regional artist relations and Sony’s global reach to create original arabic content, mashups and mixes between arabic and international music. Vibe plans on releasing around 20 songs in 2022.

Completion of Business Combination with Vistas Media Acquisition Company Inc.

On February 3, 2022, we consummated the previously announced Business Combination Agreement, dated March 3, 2021, by and among Anghami Inc., VMAC, Anghami, Anghami Vista 1, a Cayman Islands exempted company and wholly owned subsidiary of Anghami Inc. (“Vistas Merger Sub”), and Anghami Vista 2, a Cayman Islands exempted company and wholly owned subsidiary of Anghami Inc. (“Anghami Merger Sub”). Pursuant to the Business Combination Agreement, each of the following transactions occurred at the closing of the Business Combination in the following order:

●	immediately prior to the consummation of the Business Combination, VMAC sold 4,056,000 shares of its Class A common stock, par value $0.0001 per share (“VMAC Class A Common Stock”) for gross proceeds of $40,560,000 to the subscribers in the private placement (the “PIPE”);

●	immediately prior to the consummation of the Business Combination, VMAC issued 540,000 shares (the “Share Based Payments”) of VMAC Class A Common Stock and 152,800 warrants to purchase VMAC Class A Common Stock at an exercise price of $11.50 per share to certain service providers for services rendered in connection with the Business Combination, and VMAC also issued 100,000 shares (the “Extension Payment”) of VMAC Class A Common Stock to Vistas Media Sponsor, LLC (“Sponsor”) as the result of the conversion the $1,000,000 loan that Sponsor made to VMAC to fund extension payment to extend the period of time that VMAC had to consummate its initial business combination;

●	VMAC and Vistas Merger Sub consummated the merger of Vistas Merger Sub with and into VMAC, with VMAC being the surviving company and continuing as a wholly owned subsidiary of the Company known as Anghami (DE), Inc. (the “Vistas Merger”);

●	Anghami and Anghami Merger Sub consummated the merger of Anghami Merger Sub with and into Anghami, with Anghami being the surviving company and continuing as a wholly owned subsidiary of Anghami Inc.;

●	each outstanding share of VMAC’s Class A Common Stock, including the PIPE shares, the Share Based Payment shares, the Extension Payment shares, and Class B common stock, par value $0.0001 per share, was exchanged for one ordinary share of the Company;

●	each issued and outstanding VMAC warrant to purchase VMAC Class A Common Stock ceased to represent a right to acquire shares of VMAC Class A Common Stock and was converted into the right to acquire the same number of ordinary shares, at the same exercise price and on the same terms as in effect immediately prior to the closing of the Business Combination; and

●	all ordinary shares of Anghami were exchanged for ordinary shares of Anghami Inc.

As a result of the Business Combination, Anghami and VMAC have become wholly owned subsidiaries of Anghami Inc. On February 4, 2022, the Anghami Inc.’s ordinary shares commenced trading on the Nasdaq Global Market under the symbol “ANGH” and the VMAC warrants to purchase VMAC Class A Common Stock that were converted into warrants to purchase ordinary shares of Anghami Inc. at an exercise price of $11.50 per share (“public warrants”) commenced trading on the Nasdaq Capital Market under the symbol “ANGHW.”

Post the completion of the Business Combination, 575,000 private warrants have been exercised on a cashless basis against the issuance of 236,687 class A ordinary shares.

Offline Activations and Revenue Streams

●	Live Events: Upon the completion of the Business Combination, Anghami Inc. approached a live events management company for a potential acquisition. The company is based in UAE with activities mainly in UAE, KSA, and Egypt. The partnership between the target company and Anghami strengthens the brand awareness and builds stronger relationships with artists in the region.

●	Addmind: In August 2021, Anghami announced a partnership with Addmind, a leading hospitality group within MENA. Subsequently in 2022, the partnership will operate a new joint venture subsequently in 2022, Anghami Lab, a music venue, lounge and studio where creators can experiment by co-creating music inspired by both Arabic and international cultures to be performed in the venue. The resulting music will be made available exclusively on Anghami app.

Impact of COVID-19

The COVID-19 pandemic had a significant negative impact on our business and that of our customers. The direct impact on our business, beyond disruptions in normal business operations, was driven by the reduced spending of major advertisers and consumer spending on discretionary items, which in turn adversely affected our revenue from both Ad-Supported subscriptions and Premium subscriptions. While many of our advertisers have increased their advertising budget and there has been an increase in our users’ engagement, these are still not at the pre-pandemic level. As a result of the COVID-19 pandemic, artists and other content creators have experienced delays or interruptions in their ability to create and release new content on the platform. The decrease in the amount or quality of content available on Anghami’s platform has adversely affected user engagement and our financial performance. The ultimate impact of COVID-19 on our financial performance and results of operations will depend on numerous evolving factors that we may not be able to accurately predict, including the duration and scope of the pandemic, the impact of the pandemic on economic activity, and actions taken by governments, businesses, and individuals in response to the length of time that these disruptions exist.

With the start of COVID-19 restrictions in 2020 and throughout 2021, Anghami adopted a flexible work program in which employees can work remotely or from the office or a mix of both. This situation could challenge Anghami’s ability to manage employees, maintain a high level of productivity and creativity, impact financial controls, increase cyber security risk and increase our compliance costs as many employees are subject to different local regulations. Organizations worldwide have seen an increased phishing and ransomware risk as bad actors try to take advantage of remote workplace vulnerabilities. Our own systems are subject to such increased threats.

A. Operating Results

Revenue.

We operate and manage our business in two reportable segments: (1) Premium service, branded as Anghami Plus, which accounts for around 72% of the revenues during the fiscal year ended December 31, 2021, and (2) Ad-Supported, consisting of advertising revenue generated from Ad-Supported free service, which accounts for 28% of the revenues during the fiscal year ended December 31, 2021. We identify these lines of businesses based on the organizational units used by management to monitor the performance and other key aspects of our business in order to make operational decisions, including but not limited to the type of subscriber, the channel of subscribing customer (direct subscriptions, app stores or Telcos (Business to Customer (“B2C”) or B2B), the type and volume of the content consumed, the intellectual property (“IP”) owners of the consumed content, the country of the subscribing customer, research and development and capital allocations.

Premium Subscriptions.    Our Premium service segment provides paid subscribers with a commercial free streaming experience, unlimited access to online streaming content and unlimited downloads across various devices. In addition, Premium subscribers can download encrypted music and have access to exclusive contents and pre-releases. As of December 31, 2020, and 2021, we had approximately 1.42 million and 1.44 million Premium subscribers, respectively. New Premium subscriber growth is driven by conversion of Ad-Supported and free trial users. Premium subscribers are split into two groups. First, direct subscription, which includes subscribers who subscribe via Apple Store, Google Play Store, Paypal, our website or through prepaid subscription cards. We also partnered with Amazon Prime in which new subscribers to Amazon Prime will get 6 months free subscription to Anghami after which auto renewal mechanism starts. Second, Telco subscription, which includes subscribers who subscribe via the Telco network. We have two types of subscribers through the Telco network: (1) B2C subscribers who choose to subscribe to Anghami Plus (our Premium service) and pay their subscription through their mobile carrier billing, and (2) B2B subscribers to whom we sell bulk subscriptions at a discount to the Telcos, which in return bundle our subscription with other services and sell the bundled plan to their users.

Ad-Supported Revenue.    Without a subscription fee, our Ad-Supported free service users are provided with limited access to on-demand online streaming content with audio or video advertisements played intermittently. We generate revenue from charging the brands a fee on cost per minute (“CPM”) basis of the display, audio and video advertising. The fee rate varies across countries and regions. In addition, we sell branded content to advertisers where we customize audio and music video contents for brands that wish to release songs featuring their brands. Among the brands that we worked with are PepsiCo and OmanTel. Revenue from our Ad-Supported segment is impacted by the profile of our Ad-Supported free service users, our ability to reach the target audience with respect to the advertisers and in the geographic markets in which we operate.

Cost of Revenue.

Cost of revenue consists mainly of royalty costs, publishing rights costs, processing fees and technology infrastructure.

Content acquisition and royalty costs.    Our content cost makes up approximately half the total cost of revenue for the year ended December 31, 2021. We pay the content cost, which mainly represents royalty fees, to music labels for the right to stream their content on our platform. For the Ad-Supported segment, the content cost is driven by the number of streams per label, net proceeds from advertising revenue and the per stream rate. For the Premium service segment, the content cost is dependent on the number of subscribers, the number of streams per label, the rate per subscriber, the rate per stream and revenue per subscriber. Rates per subscriber and rates per stream vary by country and region. The cost of labels are calculated per country on a monthly basis. In certain cases, our negotiated rates are dependent on meeting certain key performance indicators (“KPI”s) like growth of subscribers or implementing content usage restriction on Ad-Supported users. Certain content cost agreements require a minimum annual guarantee to be paid by us representing approximately 50% of our content cost, currently estimated at $4,857,903 for the year ending December 31, 2021. This minimum guarantee is renegotiated annually and is typically recouped against monthly calculated costs, but not always. In certain cases, we might not recoup the full minimum guarantee which will result in higher content cost and lower gross profit margin. The un-recouped balances have not been significant to date.

Publishing Rights Cost.    Publishing rights are comprised of mechanical licensing and public performance licensing. Mechanical rights grant its holder the right to reproduce and distribute copyrighted musical compositions while public performance rights enable songwriters, composers and music publishers to have the exclusive right to play and authorize others to play their music under copyright laws. Similar to content cost, we negotiate with Performing Rights Organizations (“PRO”s) on rates, minimum guarantees, and settlement terms for mechanical and public performance rights. PROs are organizations that track, license, and pay for songwriters and publishers their royalties.

Processing and Agency Fees.    We incur significant processing fees relating to app stores such as Apple Store and Google Play and through the revenue sharing agreements with Telcos. Credit card usage is low in the MENA Region, so we partnered with the leading Telcos in the region to utilize their network as a payment processing solution. Similar to the app store fees, Telcos’ revenue sharing agreements vary depending on the nature of the partnership (B2B v.s. B2C) and average stand at 30% of the revenue generated from subscribers through the Telco network for B2C partnerships in relation to app store fees.

Technology Infrastructure Costs.    These costs relate to the cloud computing and server rental expenses.

Amortization of intangible assets. Cost of revenue also includes amortization of intangible assets relating to the product development, including part of the engineers’ salaries (see the section entitled “— Key Components of Our Operating Results — Cost of Revenue — Research and Development” below) and costs related to new song and podcast creations. Since 2017, we have created more than sixty original songs in which we partner with top and rising artists to create a new song or remix an existing song. The cost to create a new song including lyrics, mixing and mastering, artist fees and production and podcasts costs are capitalized under intellectual property. Intangible assets with finite lives are typically amortized on a straight-line basis over their estimated useful lives, typically over 3 to 5 years. Intangibles are assessed for impairment whenever there is an impairment indication like change in technology, consumer behaviour and adverse economic conditions.

Research and Development.    We invest heavily in research and development. We have been focused on creating distinctive application features that enhance user experience and increase user engagement on the platform, such as unique features like live radio, chats, and stories. We capitalize product development as part of our engineering cost. Capitalized cost is amortized on a straight-line basis over a five-year period and reported under the cost of revenue. In 2021, we capitalized 24% of engineering salaries related to major enhancement of existing functionality or development of new features like live radio and daily and offline mixtapes and decreased from the 52% capitalization in 2020. Time spent by engineers on research of new features or managing day-to-day operations like content ingestion, Telco integrations and reporting are expensed as part of monthly employee expenses.

Marketing and Branding Expense.    This includes all the digital and social media campaigns, television, offline and outdoor campaigns utilized to promote our brand recognition, user acquisition and user retargeting. It also includes all software subscriptions needed for marketing such as appearance of Anghami on search engines as well as marketing research needed for developing growth and acquisition strategies.

Advertising.    Advertising expenses consist of fees paid to advertising and branding agencies to promote and sell ad campaigns to regional and international brands on our platform. We partner with the largest digital ad agency in the MENA Region.

General and Administrative Expenses

General and administrative expenses consist mainly of employee compensations, share-based compensation expense and depreciation. Employee compensation includes salaries and benefits of finance, accounting, legal, analytics, and operations teams. After the Business Combination, we will be implementing additional procedures and processes to address standards applicable to public companies. Accordingly, we expect to incur additional fees relating to directors’ fees, director liabilities insurance, reporting requirements of the SEC, Nasdaq listing fees and hiring additional accounting, legal, compliance and administrative staff. We also expect to incur one-time deal related fees including special audit fees, filing and legal advisory fees related to the Business Combination.

Professional Fees

Consulting and professional fees are related to legal, audit, and tax advisory. In 2021, we have incurred $3.1 million to Shuaa capital of which $2.1 million representing advisory fees and $1 million representing SEC fees regarding the extension of filing. We have also incurred audit fees of $1.4 million.

Key Performance Indicators (unaudited)

In addition to the IFRS financial metrics that we regularly monitor, we also monitor the following metrics to evaluate our business, measure our performance and identify trends affecting our business. The metrics provided below are unaudited and were not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC, or the applicable guidelines for the preparation and presentation of financial statements. The metrics provided below may not be comparable to metrics issued by other issuers or competitors.

Active Users

We track active users as an indicator of the size of the audience engaged with our platform. Active users are the users who used our app for at least once over a three month look back period from the period-end reported. We use the three-month period because we have strong seasonality of music consumption in the MENA Operating Area due to major holidays. For example, users consume less content during Ramadan, the Muslim holy month, while music activity increases in December. The table below sets forth our active users as of December 31, 2019 2020, and 2021.

	2021	2020	2019
Active Users (at year-end)	18,186,330	18,354,766	14,711,073

Active users increased to 18.5M on March 31, 2022 driven by increase in Egyptian users as a result of Amr Diab exclusive partnership.

Premium Subscribers, Conversion and ARPU

We define Premium subscribers as users who have completed registration on our platform and activated a payment method for Premium services. Premium subscribers include subscribers who are within a grace period of up to 30 days after failure to pay their subscription fee as well as free trial users. We define the Premium average revenue per user, or ARPU, as the monthly measure of total Premium subscription revenue earned during a specific month, divided by the total number of Premium subscribers over the period of that specific month, that contributed towards the monthly revenue. Premium subscribers at the month-end are counted without duplication, that is, if a single subscriber has subscribed to different plans over the month, that subscriber is counted as one single subscriber. Free trial users are not counted for the purposes of ARPU. Total Premium subscription revenue includes revenue earned from all types of Premium subscribers (daily, weekly, monthly, semi-annual and annual) and is calculated on an accrual basis excluding any unearned revenue at month-end. We have one of the highest Premium subscribers’ conversion rates in emerging markets amounting to 19% in 2021, driven by our marketing efforts and a strong partnership with Telcos, who launch seasonal SMS campaigns to entice users to subscribe to our Premium services. Conversion rate means the total number of Premium subscribers (daily, weekly, monthly, semi-annual, annual and free trial users) across all Premium subscription plans that contributed to the Premium revenue in any given month divided by the number of MAUs for that month. Daily Premium subscribers are those subscribers who subscribe to our daily Premium plan (meaning the subscription covers one day), whereas monthly Premium Subscribers are those who subscribe to our monthly Premium plan (meaning the subscription covers one month). Premium subscribers include subscribers to all types of Premium plans (daily, weekly, monthly, semi-annual and annual). Starting 2018, we have focused on increasing daily premium subscribers as a starting point for our users to try our Premium services, and then incentivize them to convert into monthly Premium subscribers through long term offers, free trials and discounts which explains the growth in monthly paying subscribers from 0.74 million at December 31, 2019 to 1.17 million at December 31, 2021.

The table below sets forth our Premium subscribers, monthly Premium subscribers, ARPU and our direct integration from Telco users for the months of December 2021 and December 2020.

	Year Ended December 31,			Change from		Change from
	2021	2020	2019	2020 to 2021		2019 to 2020
	USD	USD	USD	USD	%	USD	%
Premium Subscribers	1,439,480	1,416,521	1,373,601	22,959	1.6%	42,920	3.1%
Monthly Premium Subscribers	1,173,127	797,984	746,699	375,143	47.0%	51,285	6.9%
Premium Average Revenue Per User*	1.92	1.85	1.63	0.07	4.0%	0.22	13.5%
Direct Telco Integrations	41	35	30	12	34.3%	5	16.7%

*	Average for the year

ARPU increased from $1.85 average for the year 2020 to $1.92 average for the year 2021 due to increase in monthly paying subscribers from 797,984 on December 31, 2020 to 1.17 million on December 31, 2021

Unit Economics and EBITDA

We measure our efficiency by the rate of investment, or ROI, on marketing expenses, defined as our total annual revenue divided by the total annual amount of sales, branding and marketing expenses. We optimized our limited marketing budget by leveraging our expertise, and data across different marketing channels, such as Facebook, Instagram or app stores, and across different countries to attract new users in various demographics. Our ROI decreased from 5.8 times in 2020 to 4.4 times in 2021 driven by increased spending on marketing. With the launch of new data sharing restrictions on iOS, ad campaign targeting is becoming more expensive and less efficient. As such, we have opted to push into organic growth via content acquisition like Amr Diab partnership, creating original content for brand differentiation, and partnership with global brands like Sony and Amazon to tap into their large user network. The table below sets forth our average ROI on marketing expense for the years ended December 31, 2020, and 2021.

	Year Ended December 31,						Change from			Change from
	2021		2020		2019		2020 to 2021			2019 to 2020
	USD		USD		USD		USD		%	USD		%
ROI on marketing expense	4.4	X	5.8	X	3.8	X	-1.3	X	(23.3)%	2.0	X	52.3%

User Engagement

We focused on maintaining strong user engagement to minimize churn and increase Premium conversion. Despite the economic and operational challenges from COVID-19, we maintained a stable average daily streaming time for Premium subscribers from 2019 to 2021. The average daily streaming time remained stable at around 1.25 hours for Premium subscribers and around 45 minutes for Ad-Supported users. We achieved this through both our technology and content marketing initiatives. On the technology front, we launched new features such as live radio that enables broadcasters to stream their playlists and songs to their followers live. We also improved our machine learning algorithm, so more users listened to the playlists recommended by the platform. On the content marketing initiatives front, we launched multiple initiatives like live events with artists, partnerships with top international DJs such as Marshmallow to create exclusive playlists on Anghami to attract new users and building music communities across the MENA Operating Area. We also rebranded the Anghami logo in 2022 to better tailor for users of the TikTok app and attract more Generation Z users. We define a churned subscriber as a monthly paying subscriber who churned from his or her Premium subscription during a given month and did not recover during 30 days following the churn date (look back period). Churn rate is defined as the percentage of monthly Premium subscribers who stopped paying Premium fee in the 30-day look back period from the indicated period end, out of the total Premium subscribers. The table below sets forth the churn rate for the years ended December 31, 2021.

	2021	2020	2019
Churn Rate	6.5%	5.9%	6.4%

Churn rates increased in 2021 as result of introduction of new telco partnerships whose conversion rates are still under testing and early scaling phase. Churn rated dropped back to 5.6% in February 2022.

Arabic Content and Originals Creation

We stand out for our strong local Arabic content and user base. For the year ended December 31, 2021, Arabic songs streaming time on our platform stabled at approximately 53% of total streams, although Arabic catalogue represented only 1% of Anghami’s total song library. We believe this represents an opportunity to invest in Arabic content creation. Since the beginning of 2018, we have created more than 60 original Arabic songs that generated an ROI of 59% on our production cost with the best successes from Arabic and international remixes. Not only has it built a foundation for strong relationships with international labels, creating Arabic contents will also be a cornerstone of our growth strategy and a key differentiator for us. Subsequently in 2022, we signed an exclusive contract with Amr Diab whereby Anghami has exclusive access to all Amr Diab owned content in addition to future releases over the contract period. Further to that, Anghami brought back Rotana content, which is critical to Saudi Arabia market growth.

Results of Operations

In 2021, our Premium subscription revenue increased by 3.8% compared to 2020 driven by the increase in number of monthly paying subscriber, while advertising revenue increased by 69.6% compared to 2020 driven by increased marketing spending post COVID year. Monthly Premium subscribers (which includes free trial subscribers) increased as at December 31, 2021 by approximately 3% compared to December 31, 2020. Free trial users are not counted for the purposes of ARPU and therefore the denominator used in calculating the ARPU is smaller than it would be if these free trial users were included. The average ARPU for the fiscal year 2021 of $1.92 increased by 4% compared to the average ARPU of $1.85 for the fiscal year 2020, while the average number of Premium subscribers for the fiscal year 2021 increased by 47.0% compared to the average Premium subscribers for the fiscal year 2020. The increase in ARPU in 2021 is due to increase in number of monthly paying subscribers.

Our performance in 2021 across our geographic markets was mixed. Egypt was the best performing market with revenue growing by $2.78 million or 45.4% mainly driven by increase in subscription revenue from telcos. On the other hand, revenue from UAE increased by 46 driven by the growth in Ad-Supported revenues. The Saudi market saw a 17% decline in revenue in 2021 as compared to 2020 mainly due to lower Ad-Supported revenues.

Prior to that, 2020 started with several challenges; we have strived to increase our Premium subscribers despite the significant reduction in the advertisement revenue and our reduced marketing spending of our own brand. We reacted proactively to the pandemic and adjusted our business plan for the remaining of 2020 to adapt to our capital constraints and expected revenue decline. In March 2020, we launched a cost saving initiative to preserve our cash flows whereby we cut spending on marketing and branding expenses by 36%. In addition, we reduced our headcount by 10% and implemented salary cuts to reduce salary expenses by more than 20%. Salary cuts were effective between March and September 2020. We focused all our efforts on converting our free Ad-Supported users to Premium users. We succeeded in maintaining our 2020 revenues almost flat with 2019.

	Year Ended December 31,			Change from		Change from
	2021	2020	2019	2020 to 2021		2019 to 2020
	USD	USD	USD	USD	%	USD	%
Revenue from subscriptions	25,664,145	24,715,271	23,211,281	948,874	3.8%	1,503,990	6.5%
Revenue from advertisement	9,840,247	5,803,085	8,016,368	4,037,162	69.6%	(2,213,283)	(27.6)%
TOTAL	35,504,392	30,518,356	31,227,649	4,986,036	16.3%	(709,293)	(2.3)%

Revenue from Premium Segment.

For the year ended December 31, 2021, revenue from Premium segment comprised 72% of our total revenue. Compared with 2020, the revenue from Premium segment increased slightly by $948,874, or 3.8%. The growth in subscription revenue is driven by the increase in number of monthly paying subscribers mainly direct subscribers on app stores (both Google and Apple). The growth in subscribers is a result of comprehensive campaigns made throughout the year to push free users and low ARPU daily subscribers to convert to monthly subscribers. However, the slow growth in overall user base limited the growth potential of subscribers and capped the increase in subscription revenue.

Revenue from Ad-Supported Segment.

For the year ended December 31, 2021, the revenue from Ad-Supported segment comprised close to 28% of our total revenue. Compared with 2020, the revenue from Ad-Supported segment increased by $4 million or 69.6%. The significant increase was due to the increase in direct ads, branded content as well as other collaborations such as Facebook and Amplify. In addition, ads revenue generated by DMS increased as a result of rebound in advertising spending in MENA post COVID year of 2020.

	Year Ended December 31,			Change from		Change from
	2021	2020	2019	2020 to 2021		2019 to 2020
	USD	USD	USD	USD	%	USD	%
Content acquisition and royalty costs	15,739,013	12,600,373	11,776,461	3,138,640	24.9%	823,912	7.0%
Payment processing and agency fees	6,339,355	6,819,022	6,724,381	(479,667)	(7.0)%	94,641	1.4%
Technology infrastructure costs	2,957,199	2,152,996	2,237,593	804,203	37.4%	(84,597)	(3.8)%
Amortization of intangible assets	711,919	623,276	437,256	88,643	14.2%	186,020	42.5%
Online and other costs	239,623	150,854	145,925	88,769	58.8%	4,929	3.4%
Barter transaction cost	475,528	-	-	475,528	-%	-	-%
TOTAL	26,462,637	22,346,521	21,321,616	4,116,116	18.4%	1,024,905	4.8%

Content acquisition and royalty costs

Content acquisition and royalty costs have increased by $3.1 million or 24.9% during the year ended December 31, 2021, compared to 2020. The increase is mainly due to the increase in publishing rights which is a natural result from the growth and maturing of the MENA Region music industry. From 2018, after the global streaming platforms like Spotify, Deezer and YouTube Music entered the MENA Region, the global PROs have started negotiations on the artists’ royalties relating to mechanical and public performance licensing. It is worth mentioning that since the numbers of streams has increased in Anghami’s platform, the cost paid to the labels’ owners increases based on the fact that Anghami pays on the number of streams per content.

Payment processing and agency fees

Payment processing and agency fees represent 27.5% of total subscription revenue in 2020 compared to 25.1% in 2021 mainly due to change in revenue share policy of Google Store. As of June 7, 2021, Google Store dropped revenue share fees to 15% to all subscribers from the prevailing 30%.

Technology infrastructure costs

During the year ended December 31, 2021, technology infrastructure cost increased by $0.8 million as a result of scaling of new tech features namely Live Radio.

Amortization of intangible assets

Amortization of intangibles assets increased by $88,643 or 14% during the year ended December 31, 2021 compared to 2020. Intangible assets, include the costs of application development and original content creation, have increased by $1,073,549 during the year ended December 31, 2021, which resulted in a higher amortization cost. The increase in capitalized intangible assets is normal as we invest heavily in app development and original content creation and is expected to continue in the future as new features are added to the platform and new proprietary content is developed in-house.

Online and other costs

Online and other costs increased by $88,769 or 59% during the year ended December 31, 2021, compared to 2020. This mainly includes the software subscriptions cost utilized by the engineering team.

Barter costs

In September 2021, we signed two barter agreements with Amazon Prime in Saudi and UAE whereby Anghami provides to Amazon Prime marketing services amounting $768 thousand and vice versa. We recorded $475 thousand in barter cost in 2021.

Gross Profit and Gross Margin

	Year Ended December 31,			Change from		Change from
	2021	2020	2019	2020 to 2021		2019 to 2020
	USD	USD	USD	USD	%	USD	%
Premium Segment
Revenue	25,664,145	24,715,271	23,211,281	948,874	3.8%	1,503,990	6.5%
Cost of revenue	(21,863,278)	(18,772,861)	(16,811,459)	(3,090,417)	16.5%	(1,961,402)	11.7%
Gross profit	3,800,867	5,942,410	6,399,822	(2,141,543)	(36.0)%	(457,412)	(7.2)%
Gross margin	14.8%	24.0%	27.6%

Ad-Supported Segment
Revenue	9,840,247	5,803,085	8,016,368	4,037,162	69.6%	(2,213,283)	(27.6)%
Cost of revenue	(4,599,359)	(3,573,660)	(4,510,157)	(1,025,699)	28.7%	936,497	(20.78)%
Gross profit	5,240,888	2,229,425	3,506,211	3,011,463	135.1%	(1,276,786)	(36.4)%
Gross margin	53.3%	38.4%	43.7%

Consolidated
Revenue	35,504,392	30,518,356	31,227,649	4,986,036	16.3%	(709,293)	(2.3)%
Cost of revenue	(26,462,637)	(22,346,521)	(21,321,616)	(4,116,116)	18.4%	(1,024,905)	4.8%
Gross profit	9,041,755	8,171,835	9,906,033	869,920	10.7%	(1,734,198)	(17.5)%
Gross margin	25.5%	26.8%	31.7%

For the year ended December 31, 2021, as compared to 2020, the gross profit has increased by $869,920 or 10.7% while the gross margin has decreased from 26.8% to 25.5%. The decrease in Gross margin on subscription revenue from 24.% in 2020 to 15% in 2021 was due to the increase in publishing rights costs. The drop in margin of subscription revenue was largely offset by increase in margin on ad supported revenue from 38.4% in 2020 to 53.3% in 2021 due to increase in revenue from higher margin services like branded content and direct ads.

Advertising and marketing expenses

	Year Ended December 31,			Change from		Change from
	2021	2020	2019	2020 to 2021		2019 to 2020
	USD	USD	USD	USD	%	USD	%
Advertising expenses	3,105,512	2,359,656	4,000,032	745,856	31.6%	(1,640,376)	(41.0)%
Marketing and branding expenses	4,908,421	2,924,496	4,232,373	1,983,925	67.8%	(1,307,877)	(30.9)%
TOTAL	8,013,933	5,284,152	8,232,405	2,729,781	51.7%	(2,948,253)	(35.8)%

Advertising expenses

This mainly relates to the expenses paid to advertising agencies to facilitate the revenue from advertisement. During the year ended December 31, 2021, the advertising expenses increased by $0.7 million or 31.6% as compared to 2020. The significant increase is driven by the 53% increase in revenue from advertisement during 2021.

Marketing and branding expenses

This mainly relates to the marketing and branding expenses to grow our brand. Marketing and branding expenses increased by $1.9 million or 65% during the year ended December 31, 2021, as compared to 2020. The rise in expense is primarily due to our strategy to increase its marketing and branding expense to grow our user base.

General and administrative expenses

	Year Ended December 31,			Change from		Change from
	2021	2020	2019	2020 to 2021		2019 to 2020
	USD	USD	USD	USD	%	USD	%
Salaries and other related benefits	7,655,816	3,507,055	4,540,502	4,148,761	118.3%	(1,033,447)	(22.8)%
Employees’ share-based compensation	801,450	564,284	643,809	237,166	42.0%	(79,525)	(12.4)%
Rent and related charges	474,865	89,362	90,557	385,503	431.4%	(1,195)	(1.3)%
Travel expenses	416,435	84,114	204,309	332,321	395.1%	(120,195)	(58.8)%
Utilities	202,052	73,465	65,745	128,587	175.0%	7,720	11.7%
Insurance expense	218,801	65,997	56,426	152,804	231.5%	9,571	17.0%
Expected Credit Losses	235,164	-	-	235,164	-%	-	-%
Write off receivables	160,715	8,501	54,163	152,214	1790.5%	(45,662)	(84.3)%
Depreciation of property and equipment	155,742	150,736	146,712	5,006	3.3%	4,024	2.7%
Depreciation of rights-of-use assets	84,884	85,117	84,651	(233)	(0.3)%	466	0.6%
Provision for employee’s end of service benefit	43,477	33,717	54,891	9,760	29.0%	(21,174)	(38.6)%
License fees	139,588	290,148	385,206	(150,560)	(51.9)%	(95,058)	(24.7)%
Taxes	157,826	25,142	11,799	132,684	527.7%	13,343	113.1%
Other expenses	270,950	226,989	332,893	43,961	19.4%	(105,904)	(31.8)%
TOTAL	11,017,765	5,204,627	6,671,663	5,813,138	111.7%	(1,467,036)	(22.0)%

General and Administrative expense has increased by $5.8 million or 111.7%, this increase is mainly due to the increase in the number of employees and relocation of staff from Beirut to Abu Dhabi. As part of Anghami’s expansion plan, 60 employees were newly recruited (growing from 114 on December 31, 2020 to 174 at December 31, 2021) thus increasing Anghami’s salaries expense by $4.1 million. In addition to that, Anghami has moved their head office to Abu Dhabi which increased rent charges by $0.4 million; this has also increased travel expenses by $0.3 million. The relocation of employees from Beirut to Abu Dhabi was largely offset by government grants from Abu Dhabi Investment Office amounting to $2.5 million.

Finance costs

	Year Ended December 31,			Change from		Change from
	2021	2020	2019	2020 to 2021		2019 to 2020
	USD	USD	USD	USD	%	USD	%
Transaction and other costs	-	150,000	21,719	(150,000)	(100.00)%	128,281	590.6%
Interest on lease liabilities	57,779	74,149	86,493	(16,370)	(22.1)%	(12,344)	(14.3)%
Fair value movements on convertible notes	453,331	1,291,551	790,216	(838,220)	(64.9)%	501,335	63.4%
Interest on convertible loans	1,836,468	188,138	137	1,648,330	876.1%	188,001	137,227.0%
Interest on working capital loans	221,372	-	-	221,372	0%	-	0%
Bank interest and other charges	110,813	60,844	79,767	49,969	82.1%	(18,923)	(23.7)%
TOTAL	2,679,763	1,764,682	978,332	915,081	51.9%	786,350	80.4%

Fair value movements on convertible notes

Convertible notes from SAMENA Beats Holdings (“Samena”) of $3 million and the first tranche of MEVP convertibles for $1.5 million, respectively, had a valuation cap and were accordingly valued at fair market value. These loans were converted to equity in August 2021 thus resulting in the reported decrease of $0.8 million during the year ended December 31, 2021.

Interest on Convertible notes

Increase in interest on convertible notes is due to full year recognition of interest expense. MEVP convertible notes of $650,000 and convertibles from Alkonost Investment Ltd. (“Alkonost”) of $5 million were obtained during Q4 of the year ended 31 December 2020; thus, the interest was calculated for a portion of 2020 while it was calculated for a full year for the year ended 2021 which explains the rise in the interest expense. Convertibles were converted into ordinary shares upon completion of the business combination.

Interest on Working Capital Loans

Anghami has obtained two working capital loans in the fourth quarter of 2021 amounting to $4.5 million which bear interest of 12%. They have incurred interest of $0.2 million during 2021. $3.5 million was advanced from the PIPE fund and the remaining working capital loan of $1 million from MEVP.

EBITDA

	Year Ended December 31,			Change from		Change from
	2021	2020	2019	2020 to 2021		2019 to 2020
	USD	USD	USD	USD %		USD %
EBITDA	(11,904,292)	(1,124,900)	(3,937,893)	(10,779,392)	958.3%	2,812,993	(71.4)%
As a percentage of revenue	(33.5)%	(3.7)%	(12.6)%

For the year ended December 31, 2021, as compared to 2020, EBITDA loss increased by $10.8 million. This increase was mainly driven by incurring one-time consultancy fees of $3.1 million, increased audit and legal fees in relation to the business combination, as well as the rise in salaries due to the expansion strategy initiated by the company. For a discussion of the limitations associated with using EBITDA rather than IFRS measures and a reconciliation of EBITDA to net loss, see discussion below and the section entitled “Selected Historical Financial Data of Anghami.”

Non-IFRS Financial Measures

This annual report includes certain non-IFRS financial measures, such as EBITDA. We present EBITDA, a non-IFRS performance measure, to supplement the financial results presented in accordance with IFRS. EBITDA is defined as earnings before interest, income tax, depreciation and amortization. We believe EBITDA is useful to investors for evaluating the operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of EBITDA is susceptible to varying calculations and may not be comparable to other similarly titled performance measures of other companies. EBITDA is not intended to be a substitute for any IFRS financial measure. You should not consider EBITDA in isolation, or as a substitute for an analysis of our results as reported on our consolidated financial statements appearing elsewhere in this annual report.

The following table presents a reconciliation of EBITDA to the net loss for the periods indicated:

	Year Ended December 31,			Change from		Change from
	2021	2020	2019	2020 to 2021		2019 to 2020
	USD	USD	USD	USD	%	USD	%
Net loss	(18,050,307)	(5,743,190)	(6,946,393)	(12,307,117)	214.3%	1,203,203	(17.3)%

Taxes	340,003	501,238	638,965	(161,235)	(32.2)%	(137,727)	(21.6)%
Finance cost	2,679,763	1,764,682	978,332	915,081	51.9%	786,350	80.4%
Foreign exchange (gain)/loss, net	1,558,780	1,126,851	165,815	431,929	38.3%	961,036	579.6%
Finance income	(145,107)	(137,397)	(3,305)	(7,710)	5.6%	(134,092)	4057.3%
Other income	(41,419)	(60,497)	(83,735)	19,078	(31.5)%	23,238	(27.8)%
Depreciation and amortization	952,545	859,129	668,619	93,416	10.9%	190,510	28.5%
Share based payments	801,450	564,284	643,809	237,166	42.0%	(79,525)	(12.4)%
EBITDA	(11,904,292)	(1,124,900)	(3,937,893)	(10,779,392)	958.3%	2,812,993	(71.4)%

B.	Liquidity and Capital Resources

On February 3, 2022, we consummated the Business Combination pursuant to the Business Combination Agreement. As a result of the Business Combination, Anghami and VMAC became wholly owned subsidiaries of Anghami Inc.

Prior to the Business Combination, we funded our operations primarily through the issuance of convertible debt and equity instruments. Upon the completion of the Business Combination, the Company raised $43.04 million out of which $23.4 million were actually received after deducting the transaction fees of $8 million and $9.5 million advanced from Shuaa Capital and $1 million working capital loan from MEVP received during 2021.

For the years ended December 31, 2021, 2020, and 2019, we had a loss for the financial year of $18.1 million, $5.7 million and $6.9 million, respectively. As of March 31, 2022, December 31, 2021 and December 31, 2020, we had cash and cash equivalents of $11.9 million, $0.7 million and $5.6 million, respectively. Our cash and cash equivalents consist primarily of cash with banks or other financial institutions that is unrestricted as to withdrawal and use. Our cash and cash equivalents are primarily denominated in U.S. Dollars as well as in local currencies of the markets where we operate.

We require and will continue to need significant cash resources to, among other things, fund our working capital requirements, increase our headcount, make capital expenditures (including those related to product development), and expand our business across targeted markets.

Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform, the expansion of sales and marketing activities, and the expansion of our business into new geographies and markets. Further, as part of our growth strategy, we expect to enter into arrangements to acquire products, services, and/or technologies. To enhance our liquidity position or increase our cash reserve for future investments or operations through additional financing activities, we may in the future seek equity or debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

If we were to require additional funding, seek additional sources of financing, we believe that our historical ability to raise and deploy capital to fund the development of our platform and expansion of our operations would enable us to access financing on reasonable terms. However, there can be no assurance that such financing would be available to us on favorable terms or at all. If the financing is not available, or if the terms of such financing are not acceptable to us, we may be forced to decrease the level of investment in our platform, scale back our operations, defer investments to execute on our growth strategy or execute a combination of these cost management strategies, which could have an adverse impact on our business and financial prospects. The loss for the financial year in current and prior periods we have incurred since inception are consistent with our strategy and plans for continued growth and expansion. We expect to continue to incur losses as we execute on our operating plan and expand our product offerings.

Cash Flow

The following table summarizes our cash flows for each of the periods presented:

	Year Ended December 31,			Change from		Change from
	2021	2020	2019	2020 to 2021		2019 to 2020
	USD	USD	USD	USD	%	USD	%
Cash from / (in) operating activities	(13,887,941)	171,157	(939,958)	(14,059,098)	(8214.2)%	1,111,115	(118.2)%
Cash from / (in) investing activities	(1,485,129)	(897,306)	(995,923)	(587,823)	65.6%	98,617	(9.9)%
Cash from / (in) financing activities	10,397,299	5,292,903	2,429,896	5,104,396	96.4%	2,863,007	117.8%
Net change in cash and cash equivalents	(4,975,771)	4,566,754	494,015	(9,542,525)	(209.0)%	4,072,739	824.4%
Cash and cash equivalent	5,608,311	1,041,557	547,542	(4,438,129)	(426.1)%	6,935,746	1266.7%
Free cash flow	(15,373,070)	(726,149)	(1,935,881)	(4,438,129)	611.2%	6,935,746	(358.3)%

Operating Activities

During the year ended December 31, 2021, cash flows from operating activities were $13.9 million, primarily resulting from the high consultancy expenses that occurred during the year as well as the rise in our expenses compared to our revenues. The working capital loans from MEVP and Shuaa were utilized to fill in the operating cashflow gap.

Investing Activities

The increase in cash outflow from investing activity is driven by the increased investment in original content and increased app development capitalization as a result of release of additional features.

Financing Activities

During the year ended December 31, 2021 cash flows from financing activities were $10.4 million mainly consisting of working capital loans raised from Shuaa and MEVP.

Free Cash Flow

Free cash flow represents the total sum of operating and investing cash flow. The drop in free cashflows in 2021 was driven by increased consulting, legal and advisory cost resulting from the Business Combination. The improvement in free cash flow in 2020 was driven by the improvement in operations, which includes an improved efficiency in expenditures and the optimization of working capital.

Indebtedness

Our principal debts are comprised of trade accounts payables, bank overdraft, convertible notes, working capital loans and operating lease obligations.

Below is a list of notes and loans entered into by Anghami:

Convertible note 1

During the year 2018, the Company signed a convertible note agreement with MEVP for funds amounting to $1,500,000 maturing on April 2, 2020 and is subject to an interest rate of 8% per annum. Pursuant to an amended and restated convertible note agreement dated September 24, 2020, the note was extended further until April 2, 2021, subject to an interest rate of 9% per annum. On April 2, 2021 convertible note 1 matured; the outstanding balance for MEVP was converted into equity by issuance of 1,160 shares to MEVP in August 2021 where the fair value of the loan was $2,489,480.

Convertible note 2

During the year 2018, the Company signed a convertible note agreement with SAMENA amounting to $3,000,000 maturing on April 2, 2020 and is subject to an interest rate of 8% per annum. Pursuant to an amended and restated convertible note agreement dated September 24, 2020, the note was extended until April 2, 2021, subject to an interest rate of 9% per annum. On April 2, 2021 convertible note 2 matured; the outstanding balance for SAMENA was converted into equity by issuance of 2,204 shares to SAMENA in August 2021 where the fair value of the loan was $4,730,718.

Convertible note 3

During the year 2020, the Group signed a convertible note agreement with MEVP for funds amounting to $650,000 maturing on May 31, 2021 and is subject to an interest rate of 9% per annum, which has been extended at the discretion of MEVP. The convertible notes rank ahead of the ordinary shares in the event of a liquidation. MEVP provided an advance of $150,000 in 2019 which has been account for against the convertible note. On August 31, 2021 convertible note 3 has been extended to May 31, 2022 where Anghami has obtained a waiver on the accrual of interest for the extension period.On February 3, 2022 this convertible note was converted into equity by issuance of 489 shares to MEVP where the fair value of the loan was $964,820.

Convertible note 4

During the year 2020, the Group signed a convertible note agreement and an ancillary conversion undertaking agreement with Alkonost Investment Ltd. For funds amounting to $5,000,000 maturing May 2022, which is subject to a profit rate of 12% per annum and for which the Group has obtained a waiver for the interest which was accrued up to August 2021. The convertible notes rank ahead of the ordinary shares in the event of a liquidation. Anghami has obtained a waiver on the accrual of interest until August 31,2021. The Convertible note 4 agreements included certain affirmative covenants, including the delivery of audited consolidated financial statements to the holders. On February 3, 2022 this convertible note was converted into equity by issuance of 3,514 shares to Alkonost Investment Ltd where the fair value of the loan was $6,933,320.

Convertible note 5

The Company has entered into a convertible loan on December 5, 2021, and an ancillary conversion undertaking agreement with Shuaa amounting to $6,000,000 with maturity date of February 11, 2023. The Group has the right to repay the loan interest free by February 11, 2022, however, a transaction cost of 390,000 was charged as part of the loan. After three months interest rate of 12% will be accrued monthly. At maturity date, the lenders have the option to either demand the repayment of the principal and the accrued interest at maturity or convert the outstanding loan balance at a discount to the fair market value of the Group. On February 3, 2022 this working capital loan was converted into equity by issuance of 600,000 shares in Anghami Inc. issued to Shuaa where the fair value of the loan was $6,000,000.

Counterparty	Principal amount	Outstanding amount	Interest Rate	Conversion Terms	Maturity
	USD	USD
MEVP (Convertible note 3)	650,000	942,232	12%	In the absence of certain equity injection before maturity, the principal and the accrued interest is converted at a discount of 20% to an agreed upon fair market value	May-21
Alkonost, an affiliate of SHUAA (Convertible note 4)	5,000,000	6,795,953	12%	In the absence of certain equity injection before maturity, the principal and the accrued interest is converted at a discount of 25% to an agreed upon fair market value	May-22
Shuaa Capital psc (Convertible note 5)	6,000,000	6,067,252	12%	In the absence of certain equity injection before maturity, the lenders have the option to either demand the repayment of the principal and the accrued interest at maturity or convert the outstanding loan balance at a discount of 25% to the fair market value.	Feb-23
TOTAL	11,650,000	13,805,437

Working capital loan 1

Anghami has entered into a working capital loan on July 1, 2021 and an ancillary conversion undertaking agreement with Shuaa Capital amounting to $3,500,000. The working capital loan has three-month grace period after which an annual interest of 12% will be accrued monthly. This working capital loan has maturity of February 11, 2023 when the principal and the accrued interest is settled.

Working capital loan 2

Anghami has entered into a working capital loan on September 4, 2021 with MEVP amounting to $1,000,000. The working capital loan has three-month grace period after which an annual interest of 12% will be accrued monthly. Cash settlement of interest and principal will occur upon the completion of the business combination with VMAC.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2021:

Contractual Obligations	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	USD	USD	USD	USD	USD
Convertible notes(1)	13,805,436	13,805,436	—	—	—
Bank overdraft	17,432	17,432	—	—	—
Working capital loans(2)	4,721,366	4,721,366	—	—	—
Operating lease obligations	240,200	104,233	135,967	—	—
Trade and other payables	15,892,129	15,892,129	—	—	—
Content cost minimum guarantee(3)	7,115,551	5,149,957	1,965,594	—	—
TOTAL	41,792,114	39,690,553	2,101,561	—	—

(1)	Convertible Notes amounts consist of principal and interest payments. See Note 24 to the consolidated financial statements included elsewhere in this annual report for further details. $6.1 million of these convertible notes were repaid in cash from the Business Combination proceeds. The remaining convertible notes were converted into Class A common shares as part of the Business Combination transaction.

(2)	Repaid from the cash proceeds received as part of the Business Combination.

(3)	Anghami is subject to minimum guarantee amounts relating to the content cost.

C. Research and Development, Patents and Licenses

For a detailed analysis of research and development costs, see “Item 4.B. Business Overview” and “Item 5. Operating and Financial Review and Prospects”.

D. Trend Information

Seasonality in Our Business

Our business exhibits significant seasonality. Historically our fourth quarter is our strongest quarter, driven by large advertising spending from our advertisers during the holiday season. In addition, we face seasonal fluctuations during Ramadan, the Muslim holy month. Ramadan started in April in 2021 but is a floating holiday and shifts by approximately 10 days each year. During Ramadan, our user activities and revenues from Ad-Supported users and Premium subscriptions drop significantly due to general reductions in people’s daily leisure activities. To reduce the impact of Ramadan’s seasonality on our user engagement and revenues, since 2017 we launched a special Ramadan subscription that offers Ramadan-related content to offset the negative impact on our user engagement.

Competition

We still consider piracy to be our main competitor, as the copyright protection laws are still developing in the MENA Region. However, we believe the early stage of regulations on music copyrights represents an opportunity for our growth as we provide a legal and premium experience with higher quality contents than piracy with the option to upgrade for more unique features.

Our other competitors include global streaming services. In 2015, Apple Music launched globally including in the MENA Region, but our number of subscribers kept growing. In 2018, both Spotify and Deezer launched in the MENA Region. In 2019, YouTube Music also expanded to the MENA Region, with the support from various contents from YouTube and the power of Google Search. We believe that the competition can help increase the general awareness of music copyrights, which in turn helps to expand the market and therefore benefits the entire music streaming industry.

There are other non-significant local music streaming platforms with limited reach to Telco users, except a few Telco driven platforms such as Etisalat Music in Egypt. Huawei Music is available preinstalled in Huawei devices but has a relatively small market recognition. Amazon Music is currently not available in the MENA Region. Amazon Prime subscribers get an Anghami Plus subscription.

Market Trends and Future Outlook

We expect Ad-Supported segment revenues to recover driven by a return to advertising spending by leading brands; this was evident by the 58% increase in ads revenue between 2020 and 2021. In addition we believe a strong growth in ads will come in the form of branded content and direct ads rather than the traditional agency model. With the addition of Rotana content, Amr Diab exclusive content and the partnerships with Sony and Amazon, we believe we will tap into new market segments that were not previously reachable. This will help us grow our base and ultimately continue growing our Premium subscribers. The increase in premium subscribers will result in growth of subscription revenues. In addition, we expect continued shift in consumer behavior towards more adoption of streaming services coupled with original Arabic content and our ever-improving music recommendation engine will accelerate this growth. Lastly, we plan to introduce new monetization features including ticket sales and advertising campaigns to live events, which are related to the revenue generated from Live Radio and Live Concerts features.

In the short term from 2021 to 2022, we plan to focus on further expanding our market share among the younger generation in our existing geographic markets. In the medium term from 2023 to 2025, we plan to focus on French-speaking North Africa, Iraq and the Arab diaspora, a large population of Arabs who live outside the MENA Region. Combined with our native interface in the French language and our efforts to partner with North African Telcos, as well as our relationship with Iraqi Telcos and a new partnership with a major internet service provider, or ISP, in 2021 that will expect to generate $2 million in revenue in Iraqi market, we expect to grow in these areas. With over 20 million Arabs living in North America and Europe, Arab diaspora represents a large opportunity to grow our users beyond the MENA Region. We have developed new music streaming products and original content specifically designed for this population, mainly by combining Arabic music with English and French lyrics or tunes. In the longer term, we plan to expand into South Asia, mainly Pakistan. With a population of 220 million people, almost half of the Arab world’s population, Pakistan has similar market dynamics to the MENA Region with a large young population, a significant Telco user base and high mobile phone ownerships. We expect our experiences in the MENA Operating Area could bring us success in Pakistan.

E. Critical Accounting Estimates

Critical Accounting Policies and Estimates

Anghami prepares its consolidated financial statements in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on a historical cost basis, except for certain convertible notes, employees’ share based payment and warrants which we have measured at fair value, and lease liabilities, which we have measured at present value.

The preparation of the consolidated financial statements in conformity with IFRS requires the application of certain critical accounting estimates and assumptions. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas involving a greater degree of judgment or complexity, or areas in which assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.5.

The consolidated financial statements are presented in United States dollar (USD) which is also Anghami’s functional currency. Anghami has assessed the operation of each of its subsidiaries and determined that the functional currency of the subsidiaries is the same as Anghami’s functional currency, as each subsidiary operate as an extension to Anghami since they lack the required autonomy and are dependent on us and other subsidiaries in providing their services. The USD is considered as Anghami’s functional currency as it is the main currency that influences the sales prices for services, cost of revenues, expenses and financing activities.

The consolidated financial statements have been rounded off to the nearest USD, except when otherwise indicated. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognized in the consolidated statement of comprehensive income within foreign exchange loss, net.

Revenue recognition

Subscription revenue

We generate subscription revenue from the sale of the Premium service. Premium services are sold directly to end users and through Telco partners that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. Premium services are paid in advance.

Premium partner subscription revenue is based on a per-subscriber rate in a negotiated partner agreement. Under these arrangements, a premium partner may bundle the premium service with its existing product offerings or offer the premium service as an add-on to their services. Payment is remitted to Anghami through the premium partner. Anghami assesses the facts and circumstances, including whether the partner is acting as a principal or agent, of all partner revenue arrangements and then recognizes revenues either gross or net. Premium partner services, whether recognized gross or net, have one material performance obligation, which is the delivery of the premium service. The service provided by the premium partners is to act as a payment gateway to collect the subscription fees and transfer it to Anghami against receiving a fee calculated as a percentage of revenue collected. Anghami has assessed each of its premium partner subscription revenue agreements and concluded that revenue should be recognized on a gross basis as Anghami controls the music streaming service provided to the premium users and remains responsible to deliver the music streaming services at the agreed quality during the full subscription period; in addition, Anghami has full discretion in determining the price of the music streaming services offered. The fees paid to the premium partner against the services provided by them is recognized as part of cost of revenue in the consolidated statement of comprehensive income.

Additionally, Anghami sells premium subscriptions to third party service providers who bundle the purchased premium subscriptions with other services and products they deliver to their end-users. Under this product, the third-party service providers are Anghami’s customers and not their end-users. Anghami’s only material performance obligation is the delivery of the music streaming service. The third-party service providers do not provide any services to us. Anghami recognizes the revenue received from such third-party service providers over the sold premium subscriptions and vouchers validity period which starts on their respective activation day.

Ad-Supported revenue

Anghami’s advertising revenue is primarily generated through display, audio, and video advertising delivered through advertising impressions. Anghami’s advertising revenue is generated through:

(1) Agency Sales Channel: Anghami entered into an arrangement with an advertising agency that sells ads campaigns to global and regional brands. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an Insertion Order (“IO”) that specifies the terms of the arrangement such as the type of ad product, pricing, insertion dates, and number of impressions in a stated period. The advertising agency promotes Anghami’s advertising products based on a pre-agreed sales commission based on generated revenue. Anghami sets the pricing schedule for ads impressions and approves the ads before their display on the Anghami platform and remains responsible to deliver the advertising products to the advertising client. Advertising clients and advertising agency send for Anghami’s approval the advertisement to be displayed on the Anghami platform and the IOs that specify the number of ads impressions, campaigns periods, and the agreed service fees.

(2) Direct Sales Channel: Anghami works directly with advertising clients. Anghami’s sales team identifies and manages these advertising clients and approves their advertising campaigns sent via IOs which acts as a contract between Anghami and the advertising clients.

(3) Programmatic Advertising Channel: Anghami generates Ad-Supported revenue through arrangements with certain advertising exchange platforms to distribute advertising inventory for purchase on a cost-per-thousand basis through their automated exchange. Angami has control over which ads are to be displayed on its platform, volumes and selection criteria.

(4) Barter deals: Revenue is recorded at the fair value of non-cash consideration received or promised from the customer. The fair value is measured at contract inception.

Revenue is recognized over time based on the number of impressions delivered.

Content cost

Cost of revenue consists predominantly of label and publishing costs related to content streaming, payment processing, agency fees and barter transaction costs. Anghami incurs label and publishing costs to certain music record labels, music publishers, and other rights holders for the right to stream music to Anghami’s users. Label and publishing costs are typically calculated using negotiated rates in accordance with license agreements and are based on either subscription and advertising revenue earned, user/usage measures, or a combination of these. The determination of the amount of the rights holders’ liability is complex and subject to a number of variables, including the revenue recognized, the type of content streamed and the country in which it is streamed, the product tier such content is streamed on, identification of the appropriate license holder, size of user base, ratio of Ad-Supported users to premium subscribers, and any applicable advertising fees and discounts, among other variables. Some rights holders have allowed the use of their content on the platform while negotiations of the terms and conditions are ongoing. In such situations, label and publishing costs are calculated using estimated rates. In certain jurisdictions, rights holders have several years to claim royalties for musical compositions and therefore estimates of the label and publishing payables are made until payments are made. Anghami has certain arrangements whereby label and publishing costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is established when actual label and publishing costs to be incurred during a contractual period are expected to fall short or exceed the minimum guaranteed amounts.

The expense related to these accruals is recognized in cost of revenue. Cost of revenue also includes payment processing fees for subscription revenue, server’s rental and other infrastructure costs, amortization of intangible assets, and expenses incurred to produce music content sold to brands and ads clients.

Amortization of podcast content assets is recorded over the shorter of the estimated useful economic life, or the license period (if relevant), and begins at the release of each episode. Amortization is calculated and reflected in line with the expected pattern of consumption of future economic benefits embodied in the asset. We make payments to podcast publishers, whose content we monetize through advertising sales.

Anghami incurs expenses from barter deals with third parties where the Group receives advertising services which can be reliably measured at the fair value of those advertising services.

Share-based payments

General employee share-based payment plan

Our employees receive remuneration in the form of share-based payment transactions, whereby employees render services in consideration for equity instruments.

The fair value of the share is estimated on the grant date using a revenue multiple approaches or by reference to a market transaction and taking into account the terms and conditions on which the shares were granted. The model simulates the revenue multiple and compares it against the group of principal competitors or comparable companies, whilst applying an appropriate liquidity discount.

We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. A higher revised forfeiture rate than previously estimated will result in an adjustment that will decrease the stock-based compensation expense recognized in the consolidated statement of comprehensive income. A lower revised forfeiture rate than previously estimated will result in an adjustment that will increase the stock-based compensation expense recognized in the consolidated statement of comprehensive income.

Share based payment to service provider

Our valuation of stock option requires the input of highly subjective assumptions, including the fair value of our underlying ordinary shares, risk-free interest rates, expected volatility of the price of our ordinary share and the expected dividend yield of our ordinary shares. The assumptions used in our stock option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. These assumptions and estimates are as follows:

(1)	Fair value of our ordinary shares. Revenue multiple based on comparable of publicly traded streaming businesses at the prevailing dates;

(2)	Risk-free interest rate. We base the risk-free interest rate on the yields of U.S. treasury bond with maturities approximately equal to the term of employee stock option awards, as the exercise price is based on a fixed U.S. dollar amount;

(3)	Expected volatility. As we do not have a public market trading history for our ordinary shares, the expected volatility for our ordinary shares was estimated based on the historical volatility of public companies that are deemed to be comparable to us over the expected term of the award; and

(4)	Dividend yield. We do not anticipate paying any cash dividends in the near future and therefore use an expected dividend yield of zero in the option valuation model.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our ordinary shares, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

Convertible Notes

Our convertible notes are recognized initially at fair value of the consideration received less directly attributable transaction costs. After initial recognition, the convertible notes are subsequently measured at amortized cost using the effective interest method or fair value through profit or loss. The effective interest method amortization is included in finance costs and fair value changes are included in the finance costs or finance income in the consolidated statement of comprehensive income. Certain convertible notes include embedded derivatives designated at fair value through profit or loss are subsequently remeasured at fair value. The key assumptions used to estimate the fair value of the convertible notes are:

(1)	Fair value of our ordinary shares. Revenue multiple based on comparable of publicly traded streaming businesses at the prevailing dates;

(2)	Liquidity discount rate. No liquidity discounted was assumed in the year ended December 31, 2020 and December 31, 2021 as Anghami was intending to consummate the Business Combination; and

(3)	Market interest rate. We base the risk-free interest rate on the yields of UAE risk where our headquarter is located, plus a credit default spread for a company with similar risk profile to Anghami.

All the convertible notes were converted into Anghami shares upon the consummation of the Business Combination.

At August 16, 2021 convertible notes from SAMENA and MEVP were converted into shares. Upon completion of the business combination, the remaining convertible notes outstanding were converted to ordinary shares.

See Note 24 to our consolidated financial statements included elsewhere in this Report for additional information on the valuation models used in for our convertible notes.

Estimation in Capitalization of Engineering Costs

Anghami capitalizes the proportion of Engineering salaries based on the percentage derived from the number of hours spent by each individual engineer on application development and enhancement to the total number of hours spent by engineers. Application development and enhancement cover adding new features to the app, major upgrades to the app that have economic benefit extending more than one year. Anghami also capitalizes podcasts and original content which are expected to generate probable future economic benefits.

Estimated Credit Losses

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Anghami is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Expected credit losses is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., by geographical region, product type, customer type and rating, and coverage by letters of credit or other forms of credit insurance). Credit analysis resulted in an expense of $235,164 at 31 December 2021 mainly driven by increased market risks such as higher inflation and global recession.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and senior management are as follows:

Name	Age	Position
Edgard Maroun	47	Chief Executive Officer, Director
Elias Habib	49	Chief Technology Officer, Chairman
Choucri Khairallah	36	Chief Premium Officer
Omar Sukarieh	36	Vice President, Finance
Mary Monir Shafik Ghobrial	51	Chief Strategy and Operations Officer
Hossam El Gamal	47	Chief Brand Officer
Raja Baz	33	Deputy Chief Technology Officer
F. Jacob Cherian	57	Co-Chief Executive Officer, Director
Walid Samir Hanna	50	Director
Kaswara Saria Alkhatib	53	Director
Maha Al-Qattan	38	Director
Jana Yamani	34	Director
Klaas Baks	48	Director
Abhayanand Singh	40	Director
Fawad Tariq Khan	39	Director
Wissam Moukahal	49	Director

Edgard Maroun serves as our Chief Executive Officer. Mr. Maroun is Anghami’s co-founder and has served as Chief Executive Officer and as a member of Anghami’s Board of Directors since 2012. Mr. Maroun handles the business development and strategic partnerships among music labels, telecommunication companies, advertisers and the media. Prior to founding Anghami, Mr. Maroun was VAS Manager at PowerMeMobile, a company that engineered SMS gateways for mobile operators from 2001 to 2012. Mr. Maroun received a bachelor’s degree in law and a master’s degree in private law from the University of La Sagesse in Lebanon, a master’s degree in business administration in international business from Bordeaux Business School (Kedge) and a master’s degree in business administration from Notre Dame University, Lebanon.

Elias Habib serves as our Chief Technology Officer. Mr. Habib is Anghami’s co-founder and has served as Anghami’s Chief Technology Officer and as the chairman of its Board of Directors since 2012. Prior to founding Anghami, Mr. Habib was the co-founder and Chief Technology Officer of PowerMeMobile, since 2003. Previously, Mr. Habib served as IT Manager at Naharnet, and developed an online e-commerce store for Getforless. Mr. Habib received a bachelor’s degree in Computer Science and a master’s degree in Software Engineering from the Lebanese American University in Lebanon.

Choucri Khairallah serves as the Chief Premium Officer. Mr. Khairallah served as Anghami’s since Vice President, Business Development since February 2018. As our Vice President, Business Development, Mr. Khairallah is responsible for overseeing strategy, marketing, global partnerships, and product offerings for Anghami’s subscription business. Mr. Khairallah previously served as Business Development Manager and Product and Account Manager at Anghami. Prior to joining Anghami in 2013, Mr. Khairallah was Product Implementation Team Lead at Invigo. Mr. Khairallah holds a bachelor’s degree in Science in Electrical and Computer Engineering from the American University of Beirut and graduated with distinction in 2007.

Omar Sukarieh serves as the Vice President, Finance. Mr. Sukarieh has 15 years of experience in corporate accounting, finance, taxation and auditing and has been the Vice President, Finance at Anghami since December 2017. Prior to joining Anghami, Mr. Sukarieh served as Financial Manager of Nymgo, Luxembourg, from 2014 to 2017 and as Senior Consultant of PricewaterhouseCoopers, from 2012 to 2014. He also held numerous auditor and financial analyst positions from 2009 to 2012. Mr. Sukarieh received a bachelor’s degree in business administration from the University of Haigazian, Lebanon, and a master’s degree in business administration from the University of Chicago — Booth School of Business. He is also a CFA Chartholder.

Mary Monir Shafik Ghobrial serves as the Chief Strategy and Operations Officer. Ms. Ghobrial served as Anghami’s Chief Strategy and Operations Officer since September 2021. Prior to joining Anghami, Ms. Ghobrial was the Chief Commercial Officer of Souq.com, which was acquired by Amazon in 2017, after which she continued working for Amazon as Director of Marketplace Expansion. Previously, Ms. Ghobrial led business development for Prodea Systems, a technology and services company, during which time she worked with leading telecommunications companies. Ms. Ghobrial received a bachelor’s degree in Business Administration from the American University in Cairo and a master’s degree in Business Administration from City, University of London’s Business School.

Hossam El Gamal serves as the Chief Brand Officer. Mr. El Gamal was Anghami’s Vice President, North Africa from March 2019 until the Closing of the Business Combination. He is responsible for the brand’s image and experience and oversees marketing, design, public relations, and customer service. He began working at Anghami in January 2016 as a Country Director in Egypt. Prior to joining Anghami, Mr. El Gamal was Marketing Director at ALZWAD Mobile Services (ZMS) from 2011 to 2015 and Head of Retail and Channel Marketing at Etisalat Telecommunication Company from 2007 to 2011. Prior to that he served as the Head Retail Operations and Marketing for Linea Fashion. Mr. El Gamal received a bachelor’s degree in Mechatronics Engineering from the Higher Technological Institute, Cairo, and a master’s degree in business administration from the University of ESLSCA Business School, France.

Raja Baz serves as the Deputy Chief Technology Officer. Mr. Baz has served as Anghami’s Deputy Chief Technology Officer since March 2019. He oversees Anghami’s teams that develop client-side offerings and the engineering team at Anghami. Prior to becoming deputy Chief Technology Officer, Mr. Baz started his career at Anghami in November 2014 as Android engineer and later became the Lead iOS Engineer in February 2015. Before joining Anghami in 2014, Mr. Baz has served as a Software Engineer for Ubanquity from 2013 to 2014, for Walking Thumbs LLC from 2012 to 2013, and for Invigo from 2011 to 2012. Mr. Baz holds a bachelor’s degree in Computer Engineering from the Lebanese American University.

F. Jacob Cherian serves as a Co-Chief Executive Officer and as a Director. Previously, Mr. Cherian served as VMAC’s Chief Executive Officer and a member of its board of directors since April 2020. Mr. Cherian co-founded and served as Chief Executive Officer and a director of I-AM Capital Acquisition Company Inc. (“I-AM”), a special purpose acquisition company, from August 2017 to February 2019. I-AM completed a $50 million initial public offering in August 2017 and completed a business combination in December 2018, listing the first e-sports company on Nasdaq (Simplicity Esports & Gaming). Mr. Cherian also served as Chairman, Chief Executive Officer and director of Millennium India Acquisition Company Inc., a special purpose acquisition company, from March 2006 to October 2013, completing a $58 million initial public offering in July 2006. Millennium India completed a business combination with SMC, an India-headquartered leading diversified financial services company with over 2,500 locations in over 500 cities serving approximately 1.7 million customers in India and the Middle East. Mr. Cherian’s prior work and experience with JP Morgan & Co., as a director at KPMG LLP and as Partner at Computer Sciences Corp., a Fortune 500 global information technology & services company spans 15 years and three continents of Europe, Middle East and South Asia. Mr. Cherian holds a B.A. in Accounting & Information Systems from Queens College of CUNY and an MBA in International Finance from St. John’s University. He has also served as Adjunct Professor of Finance at the Tobin College of Business at St. John’s University’s MBA Program for ten years. Mr. Cherian has served as a member of the board of directors on a number of public and private and not-for profit boards

Walid Samir Hanna is the founder and chief executive officer of Middle East Venture Partners. Mr. Hanna has co-founded, invested in, led and exited several startups in the MENA region, spanning a range of industries with a focus on technology. Mr. Hanna has been active in venture capital and in new venture development for the past 19 years with over 50 venture capital investments executed since 2010. Prior to founding Middle East Venture Partners in July 2009, Mr. Hanna was the chief executive officer of Dubai International Capital’s venture arm “the Arab Business Angels Network” from July 2007 until July 2009, he served as vice president of Abraaj Capital from 2006 until 2007 and as managing partner of Orange Investment Holdings from 2001 until 2005. Mr. Hanna holds a bachelor’s degree in Economics from McGill University (Canada), and a master’s in Finance from H.E.C (France). We believe Mr. Hanna is qualified to serve on our board of directors due to his extensive financial and regional knowledge.

Kaswara Saria Alkhatib is the Chairman of Webedia Arabia Holding Ltd. and the Chief Marketing Officer of Events Center (part of General Entertainment Authority of Saudi Arabia). Mr. Alkhatib has been serving as Chairman of Webedia Arabia Holding Ltd. since 2018. Prior to that, Mr. Alkhatib joined UTURN Entertainment in 2011 and served as its Chairman from March 2013 until 2018, launched ‘Made in Saudi Films’, a production and post-production house in 2009 and served as its Chief Exeucitve Officer until 2018, and founded and served as chief executive officer of FullStop in 2002. Mr. Alkhatib holds a bachelor of technology degree in Computer Engineering from Jamiat Al-Malik Abdulaziz. We believe Mr. Alkhatib is qualified to serve on our board of directors due to his extensive knowledge and experience in the broadcasting and entertainment industries.

Maha Al-Qattan is the Group Chief People Officer at DPWorld, a leading global supply chain and logistics company. Ms. Al-Qattan joined DPWorld in 2017. She also serves as a non-executive board member of SHUAA and as an executive board member of DPWorld UAE Region, DPWorld Yarimca and Hindustan Ports Private Limited. Prior to joining DPWorld, Ms. Al-Qattan served as the Regional HRBP MEA with GE from August 2013 to March 2017 and as Senior Manager Human Resources with United Holdings prior to that. Ms. Al-Qattan holds a master’s degree in Industrial and Labor Relations from Cornell University and a Bachelor of Business Administration in Management and Human Resources from the University of Wisconsin-Madison. We believe Ms. Al-Qattan is qualified to serve on our board of directors due to her regional knowledge.

Jana Yamani leads MBC Talent, MBC Academy, and MBC Hope at Middle East Broadcasting Center (MBC). Mrs. Yamani joined MBC Group in October 2019. Prior to that she founded Outar International from December 2016 until October 2019, led Fellowships and Traineeships at Misk Foundation from August 2017 until September 2019, managed customer experience projects with Medallia from November 2015 until July 2016, and consulted for McKinsey & Company prior to that. Mrs. Yamani holds a master’s of science degree in Computation for Design and Optimization from the Massachusetts Institute of Technology and a bachelor’s degree of science in Computer Science and Mathematics from Northeastern University. We believe Mrs. Yamani is qualified to serve on our board of directors due to her knowledge and experience in the broadcasting and entertainment industries.

Dr. Klaas Baks, Ph.D. served on VMAC’s board of directors since August 2020. Dr. Baks is the Co-Founder and Director of the Emory Center for Alternative Investments and has been a finance professor at Emory University’s Goizueta Business School since September 2002. He teaches courses in private equity, venture capital and distressed investing and has been recognized with nine awards, including Emory University’s highest award for teaching excellence, the Emory Williams Distinguished Teaching Award, the Marc F. Adler Prize for Teaching Excellence awarded by alumni and the Donald R. Keough Award for Excellence. Since October 2014, Dr. Baks has served as the Atlanta Chair for Tiger 21, a peer-to-peer learning network for high-net-worth investors whose members manage more than $50 billion and are entrepreneurs, inventors and top executives focused on improving investment acumen and exploring common issues of wealth preservation, estate planning and family dynamics. Dr. Baks also serves as a director or advisor for various companies and investment funds, including American Virtual Cloud Technologies (NASDAQ: AVCT) (since July 2017) — acquired through a SPAC business combination, Buckhead One Financial (since January 2018), JOYN (from May 2017 to March 2020), Peachtree Hotel Group (since August 2016), Backend Benchmarking (since April 2018) and TWO Capital Partners (since September 2009). Dr. Baks also has served on the Investment Committee of the Westminster Schools Board of Trustees since September 2017. Prior to joining Emory University, he held positions at Fuji Bank in Tokyo, Japan, Deutsche Bank in Hong Kong and the International Monetary Fund in Washington, D.C. Dr. Baks’s research and teaching focuses on issues in alternative investments, entrepreneurial finance and investment management, and he has published papers in numerous academic and business journals, including the Wall Street Journal. Dr. Baks studied at the Wharton School at the University of Pennsylvania, during which he spent two years at Harvard University as part of his doctoral research on the performance of actively managed mutual funds, and earned a Ph.D. in finance. He also earned a Master of Arts in economics from Brown University, a Master of Science in econometrics, cum laude from Groningen University and a diploma in Japanese language and business studies from Leiden University.

Abhayanand Singh served as VMAC’s Co-Founder and group Chief Executive Officer since April 2018 and has served as a member of our board of directors since April 2020. Mr. Singh also has served as a director of JB Ventures Group Ltd., a film financing investment company, since May 2019. Previously, he served as the co-founder and chief executive officer of Indie Muviz Pte. Ltd (“Muviz”), a digital streaming and content production company. He also has experience in the banking, private equity and asset management industries, as a managing director of Pinnacle Fund Management Ltd, an investment management company, from 2010 to 2013, and as an assistant vice president at HSBC from 2005 to 2010. Over the last six years, Mr. Singh’s companies have invested in more than 15 films and series across productions and distributions, which have been released worldwide, including in China and across several leading OTT/Digital platforms globally. Mr. Singh also serves as a director of Sidus Consulting Pte. Ltd., a management consulting company, and Muviz. Mr. Singh holds an MBA in marketing from Chetana’s Institute of Marketing & Research Mumbai and a bachelor’s degree in Business Administration from the University of Lucknow, India

Fawad Tariq Khan is the managing director at SHUAA, a leading asset management and investment banking platform with approximately $14 billion in assets under management. He joined SHUAA in 2014 and heads up its investment banking group with responsibilities for SHUAA’s advisory, capital markets and credit business lines. He also serves on the board of directors of Northacre, a London-based real estate developer, and NCM Investment Company, a global foreign exchange and commodities platform. Mr. Khan started his career at Deloitte & Touche in September 2006, based out of London, before eventually joining the Dubai office where he helped set up its Middle East debt advisory practice. Mr. Khan served on multiple public companies’ boards in the United Kingdom, UAE, Kuwait and Bahrain. He holds a Bachelor of Science in Computer Science from University College Cork and a Master of Science in Business Studies from UCD Smurfit Business School. We believe Mr. Khan is qualified to serve on our board of directors due to his extensive financial and regional knowledge as well as public company experience.

Wissam Moukahal served as General Manager of BOS Capital and General Manager of BOS Real Estate at Bank of Sharjah Group. Prior to that, he served as Executive Chairman at Macquarie Group since 2014 following 12 years at Deloitte Middle East, of which 9 years were as audit and assurance partner. He also served as Chairman of Deloitte & Touche’s Middle East Board Advisory Committee and was the financial services industry leader for Deloitte in the UAE. He has also served as a manager in Arthur Andersen & Co for almost 7 years since October 1995. Mr Moukahal holds a bachelor’s degree of Business — Banking and Finance from the Lebanese American University. He is also a Certified Public Accountant (CPA) from the state of California. We believe Mr. Moukahal is qualified to serve on our board of directors due to his extensive financial and regional experience and knowledge.

The business address for each of the directors and executive officers of the Company is 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

Family Relationships

There are no family relationships between any of the directors. There are no family relationships between any director and any of the senior management of our Company.

Arrangements or Understandings

Upon the closing of the Business Combination, our directors were appointed to three classes pursuant to the terms of the Business Combination Agreement. For more information about the classes to which our directors were appointed, see “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Board Practices - Classified Board of Directors.”

B. Compensation

Anghami Executive Compensation

For the year ended December 31, 2021, Anghami’s executive officers received total compensation of approximately $883,346.62. The total compensation paid to Anghami’s executive officers consists of base salary, and the value of stock options granted in 2021. Anghami’s executive officers are also entitled to and earn sales commission as well as certain statutory medical insurance and allowances, to the extent applicable.

Compensation of Directors and Officers

Our executive compensation program reflects Anghami’s compensation policies and philosophies, as they may be modified and updated from time to time.

For 2022, we will pay a retainer of $35,000 per year to our non-employee directors, $20,000 per year to the chairperson of our audit committee, $20,000 per year to the chairperson of our compensation committee and $20,000 per year to the chairperson of our nominating committee.

Eligibility and Administration

Employees or directors (including executive directors), non-executive directors or consultants of Anghami Inc. or of any member of our group are eligible to participate in the LTIP. The LTIP is administered by the Compensation Committee.

Nature of the LTIP and Form of Awards

The LTIP is an “umbrella” arrangement which, to give the Compensation Committee maximum flexibility, allows various types of award to be granted. It is intended that the LTIP will be used to grant Performance Share Awards, Restricted Stock Awards and Market Value Stock Options to employees, non-executive directors or consultants of any member of the Group. Performance Share Awards must be granted subject to performance targets. Performance Share Awards and Restricted Stock may be granted in the form of nil (or nominal) cost options to acquire ordinary shares; or contingent rights to receive ordinary shares. Market Value Stock Options will be granted as an option to acquire ordinary shares at market value.

Individual limits

The LTIP contains individual limits which provide that the market value of ordinary shares that may be granted under award to any one awardholder in any financial year of Anghami Inc. cannot exceed 200 per cent of annual base salary.

Source of Ordinary Shares and dilution limits

Awards are satisfied by newly issued ordinary shares. The aggregate number of ordinary shares which may be issued or transferred pursuant to awards under the LTIP shall be equal to 1,288,000 ordinary shares, which is approximately equal to 5% of our total issued share capital in issue at the time.

Grant of awards

The Compensation Committee may, in its absolute discretion, determine which participants (if any) will be selected for the grant of an award. The Compensation Committee may consider recommendations made by our executive directors as to which participants should be selected. Awards may then be granted to selected participants at any time. No Award may be made in breach of any Dealing Restriction. No Award may be made after February 3, 2032.

Performance targets

Performance Share Awards will always be subject to performance targets. Performance targets are defined as any performance-related condition(s) relating to the performance of any one or more of Anghami Inc., a Subsidiary, a division and/or the awardholder measured over the applicable performance period specified for the relevant award. The Compensation Committee has the discretion to reduce the number of ordinary shares that vest to ensure that the vesting outcome is appropriate in light of the underlying business performance of the Group. The Compensation Committee may amend a performance target if an event occurs which causes the Compensation Committee to consider it appropriate to do so. The amended performance target shall not be materially more or less demanding to satisfy than the original performance target was when first set and must be a fairer measure of performance than the original performance target.

Vesting of awards

Performance Share Awards will normally vest on the third anniversary of grant, subject to the satisfaction of the performance targets. Restricted Stock Awards will vest on such dates as the Compensation Committee may determine on or before the grant of the awards. Market Value Stock Options will vest on such dates as the Compensation Committee may determine on or before the grant of the awards. On or before the grant of an award, the Compensation Committee shall determine whether the award shall be subject to a post-vesting holding period. If so, and to the extent that the Compensation Committee considers it appropriate, the Compensation Committee shall also determine the basis upon which the post-vesting holding period will operate.

Leaving employment

If an awardholder leaves employment with the Group his award will lapse unless he is a “good leaver”. An awardholder will be a “good leaver” if the reason for leaving is death, ill-health, injury, disability, redundancy, retirement, the transfer of the employing business or company, or otherwise at the discretion of the Compensation Committee. If the awardholder is a good leaver then any awards shall vest on the date on which they would have vested had the cessation not occurred subject to any performance targets being satisfied and, unless in exceptional circumstances the Compensation Committee determines otherwise, taking into account a time pro-rata reduction to reflect the period of time between grant and cessation relative to the length of the vesting period.

Corporate events

In the event of a takeover of Anghami Inc., awards shall vest early subject, unless the Compensation Committee determines otherwise, to a Time Pro-Rata Reduction. If we are or may be affected by a demerger, delisting, special dividend or other event which, in the opinion of the Compensation Committee, would affect the market price of a Share to a material extent, the Compensation Committee may allow Awards to Vest at such time as it sees fit.

If there is an Internal Reorganisation and awardholders are invited to accept an exchange of awards, or the Compensation Committee determines that there will be an automatic exchange of awards, awards shall not vest as a result of the Internal Reorganisation, and at the end of the period in which awardholders may accept such an invitation or upon an automatic exchange of awards (as applicable), the awards shall lapse in full.

Rights attaching to ordinary shares and transferability

Ordinary shares allotted or transferred under the LTIP will rank alongside shares of the same class then in issue. We will apply to the Securities and Exchange Commission for the listing of any newly issued ordinary shares. Awards are not transferable (except on death) and are not pensionable benefits.

Amendment

The Compensation Committee may amend the LTIP in any respect. However, no alteration or amendment may be made to any of the provisions of the LTIP if it would adversely affect the rights of an existing awardholder, except where the alteration or amendment has been approved by the awardholder who would be adversely affected by the alteration or amendment. All alterations and amendments to the LTIP are subject to any approvals required pursuant to the rules of the applicable stock exchange or any listing, regulatory or governmental authority and taking into account any exemptions provided by such rules.

Indemnification Agreements with Directors and Executive Officers

Anghami Inc. has also entered into indemnification agreements with its directors and executive officers. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by a Cayman Islands court to be contrary to public policy, such as to provide indemnification against fraud or willful default or the consequences of committing a crime. The Amended and Restated Memorandum and Articles of Association of the Company (our “Chater”) provides for indemnification of its officers and directors to the fullest extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We have or will maintain insurance on behalf of its directors and executive officers. We have entered into contracts with certain of our directors and executive officers providing indemnification of such directors and executive officers by us to the fullest extent permitted by law, subject to certain limited exceptions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

C. Board Practices

For our current directors and executive officers, see “Item 1. Identity of Directors, Senior Management and Advisers” of this Report.

Corporate Governance

We believe our corporate governance is structured to align our interests with those of our shareholders. Notable features of this corporate governance include:

●	we have a majority of independent directors, in accordance with Nasdaq rules that apply for foreign private issuers, and independent director representation on our audit, compensation and nominating committees immediately following the consummation of the Business Combination, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

●	at least one of our directors qualifies as an “audit committee financial expert” as defined by the SEC; and

●	we have implemented a range of other corporate governance practices, including implementing a robust director education program.

Classified Board of Directors

In accordance with our articles of association, our Board is divided into three classes with only one class of directors being elected in each year and each class (except for those directors initially appointed as Class I and Class II directors) serving a three-year term. The initial Class I directors’ term will expire at the annual general meeting approving the annual accounts for the financial year ended in 2022, the initial Class II directors’ term will expire at the annual general meeting approving the annual accounts for the financial year ended in 2023, and the initial Class III directors’ term will expire at the annual general meeting approving the annual accounts for the financial year ended in 2024.

Our Class I directors are Walid Samir Hanna, Fawad Tariq Khan and Wissam Moukahal.

Our Class II directors are Kaswara Saria Alkhatib, Maha Al-Qattan, Klaas Baks and Abhayanand Singh.

Our Class III directors are Elias Habib, Edgard Maroun, Jana Yamani and F. Jacob Cherian.

Independence of our Board of Directors

A majority of our board consists of independent directors and we have an independent audit committee, nominating committee and compensation committee.

Board Committees

Audit Committee

Our audit committee is responsible for, among other things:

●	meeting with our independent registered accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

●	monitoring the independence of the independent registered public accounting firm;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

●	appointing or replacing the independent registered public accounting firm;

●	determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

●	reviewing our policies on risk assessment and risk management; and

●	reviewing related person transactions.

Our audit committee consists of Klaas Baks, Kaswara Saria Alkhatib and Wissam Moukahal, with Klaas Baks serving as the chair of the committee. Each of the directors who serves on the audit committee qualifies as independent directors according to the applicable rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the audit committee members qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K.

Compensation Committee

Our compensation committee is responsible for, among other things:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with any disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.; and

●	retaining and overseeing any compensation consultants.

Our compensation committee consists of Maha Al-Qattan, Jana Yamani and Klaas Baks, with Maha Al-Qattan serving as the chair of the committee.

Nominating Committee

Our nominating committee is responsible for, among other things:

●	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

●	overseeing succession planning for our Chief Executive Officer and other executive officers;

●	periodically reviewing our board of directors’ leadership structure and recommending any proposed changes to our board of directors;

●	overseeing an annual evaluation of the effectiveness of our board of directors and its committees; and

●	developing and recommending to our board of directors a set of corporate governance guidelines.

Our nominating committee consists of Fawad Tariq Khan, Maha Al-Qattan and Abhayanand Singh, with Fawad Tariq Khan serving as the chair of the committee.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management. Our board of directors believes its administration of its risk function has not negatively affected our board of directors’ leadership structure.

D. Employees

Information regarding the employees of Anghami Inc. is included under “Item 4. Information on the Company – B. Business Review – Employees” of this Report.

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table shows the beneficial ownership of common shares and ordinary shares as May 12, 2022 by:

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

	Number	% of Class(13)
Executive Officers and Directors(1):
Edgard Jean Maroun	2,486,052	9.56%
Elias Nabil Habib	2,486,052	9.56%
Choucri Khairallah	113,451	*
Omar Sukarieh	69,057	*
Hossam El Gamal	19,731	*
Raja Baz	78,922	*
Mary Monir Shafik Ghobrial	—	*
F. Jacob Cherian(2)	4,058,500	15.61	%(3)
Walid Samir Hanna(4)	7,680	*	(5)
Kaswara Saria Alkhatib	—	*
Maha Al-Qattan	37,320	*
Jana Yamani	—	*
Klaas Baks	18,000	*
Abhayanand Singh(6)	3,808,500	14.64	%(3)
Fawad Tariq Khan	29,412	*
Wissam Moukahal	—	*
All directors and executive officers as a group (17 individuals)	9,504,803	36.55	%(7)
Five Percent or More Holders:
Entities affiliated with Vistas Media Sponsor, LLC(8)	3,808,500	14.64	%(3)
MBC Ventures Limited(9)	3,124,533	12.01%
MEVP Cayman LTD(10)	2,294,862	8.82%
Samena Beats Holdings(11)	1,976,608	7.60%
Mobily Ventures Holdings W.L.L.(12)	1,318,002	5.07%

To our knowledge, except as noted above, no person or entity is the beneficial owner of more than 5% of the voting power of the Company’s stock.

*	Less than 1%.
(1)	Unless otherwise noted, the address of each director and executive officer of the Company is c/o Anghami Inc., 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.
(2)	Includes (i) 250,000 held of record by Mr. Cherian, (ii) 2,088,500 ordinary shares held of record by Vistas Media Sponsor, LLC, (iii) 1,000,000 shares held of record by Vistas Media Capital Pte. Ltd, (iv) 720,000 warrants to purchase ordinary shares held of record by Vistas Media Sponsor, LLC. Vistas Media Capital Pte. Ltd. and Mr. Cherian are the members of Vistas Media Sponsor, LLC. Mr. Cherian, Mr. Singh and Saurabh Gupta are the managers of Vistas Media Sponsor, LLC and share voting and investment discretion with respect to the common stock held of record by the Vistas Media Sponsor, LLC. Mr. Cherian disclaims any beneficial ownership of any shares held by Vistas Media Sponsor, LLC and Vistas Media Capital Pte. Ltd except to the extent of his respective pecuniary interest therein. The address for Mr. Cherian is c/o 30 Wall Street, 8th Floor, New York, New York 10005

(3)	The denominator used in calculating the percentage of beneficial ownership includes 720,000 ordinary shares issuable upon exercise of warrants beneficially owned by such person.
(4)	Includes (i) 5,840 ordinary shares and (ii) 1,840 warrants to purchase ordinary shares.
(5)	The denominator used in calculating the percentage of beneficial ownership includes 1,840 ordinary shares issuable upon exercise of warrants beneficially owned by such person.
(6)	Includes (i) 2,088,500 ordinary shares held of record by Vistas Media Sponsor, LLC, (iii) 1,000,000 shares held of record by Vistas Media Capital Pte. Ltd, (iv) 720,000 warrants to purchase ordinary shares held of record by Vistas Media Sponsor, LLC. Vistas Media Capital Pte. Ltd. and Mr. Cherian are the members of Vistas Media Sponsor, LLC. Mr. Cherian, Mr. Singh and Saurabh Gupta are the managers of Vistas Media Sponsor, LLC and share voting and investment discretion with respect to the common stock held of record by the Vistas Media Sponsor, LLC. Mr. Cherian disclaims any beneficial ownership of any shares held by Vistas Media Sponsor, LLC and Vistas Media Capital Pte. Ltd except to the extent of his respective pecuniary interest therein. The address for Mr. Singh is c/o 30 Wall Street, 8th Floor, New York, New York 10005.
(7)	The denominator used in calculating the percentage of beneficial ownership includes 721,840 ordinary shares issuable upon exercise of warrants beneficially owned by such person.
(8)	Includes (i) 2,088,500 ordinary shares held of record by Vistas Media Sponsor, LLC, (iii) 1,000,000 shares held of record by Vistas Media Capital Pte. Ltd, (iv) 720,000 warrants to purchase ordinary shares held of record by Vistas Media Sponsor, LLC. Vistas Media Capital Pte. Ltd. and Mr. Cherian are the members of Vistas Media Sponsor, LLC. Mr. Cherian, Mr. Singh and Saurabh Gupta are the managers of Vistas Media Sponsor, LLC and share voting and investment discretion with respect to the common stock held of record by the Vistas Media Sponsor, LLC. The address for Vistas Media Sponsor, LLC is c/o 30 Wall Street, 8th Floor, New York, New York 10005.
(9)	The address of MBC Ventures Limited is Craigmuir Chambers, Road Town, Tortola VG1110, British Virgin Islands. Sheikh Walid Al Brahim is the sole shareholder of MBC Ventures Limited.
(10)	The address of MEVP Cayman LTD is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Investment and voting decisions for MEVP Cayman LTD are made by a majority vote of its investment committees and /or the board of directors, as applicable. As a result, no single person controls investment or voting decisions with respect to the shares held by the MEVP Cayman LTD or has or shares beneficial ownership of such securities.
(11)	The address of Semena Beats Holdings is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(12)	The address of Mobily Ventures Holdings W.L.L. is Unit 1237, Building 574, Road 31, Block 611, Al-Himriya, Kingdom of Bahrain.
(13)	Based on 26,005,654 shares issued and outstanding as of May 12, 2022.

B. Related Party Transactions

Related Party Loans and Warrants

●	During the year 2018, the Group signed a convertible note agreement with MEVP for funds amounting to $1,500,000 maturing on April 2, 2020 and is subject to an interest rate of 8% per annum. Pursuant to an amended and restated convertible note agreement dated September 24, 2020, the note was extended further until April 2, 2021, subject to an interest rate of 9% per annum. On April 2, 2021 convertible note 1 matured; the outstanding balance for MEVP was converted into equity by issuance of 1,160 shares to MEVP in August 2021 where the fair value of the loan was $2,489,480.

●	During the year 2018, the Group signed a convertible note agreement with SAMENA amounting to $3,000,000 maturing on April 2, 2020 and is subject to an interest rate of 8% per annum. Pursuant to an amended and restated convertible note agreement dated September 24, 2020, the note was extended until April 2, 2021, subject to an interest rate of 9% per annum. On April 2, 2021 convertible note 2 matured; the outstanding balance for SAMENA was converted into equity by issuance of 2,204 shares to SAMENA in August 2021 where the fair value of the loan was $4,730,718.

●	During the year 2020, the Group signed a convertible note agreement with MEVP for funds amounting to $650,000 maturing on May 31, 2021 and is subject to an interest rate of 9% per annum, which has been extended at the discretion of MEVP. The note is convertible in the event of an equity injection of $10 million or more and/or a cumulative sale of least 25% of the share capital of the Company. In the absence of such equity injection before the maturity the principal and the accrued interest are converted at a discount of 20% to the fair market value. The convertible notes rank ahead of the ordinary shares in the event of a liquidation. MEVP provided an advance of $150,000 in 2019 which has been account for against the convertible note. On August 31, 2021 convertible note 3 has been extended to May 31, 2022 where Anghami has obtained a waiver on the accrual of interest for the extension period.

On February 3, 2022 this convertible note was converted into equity by issuance of 489 shares to MEVP where the fair value of the loan was $964,820

●	During the year 2020, the Group signed a convertible note agreement and an ancillary conversion undertaking agreement with Alkonost Investment Ltd. for funds amounting to $5,000,000 maturing May 2022 is subject to a profit rate of 12% per annum for which the Group has obtained a waiver for the interest which was accrued up to August 2021. The note is convertible at the option of the creditor, in the event of an equity injection of $15 million or more. In the absence of an equity injection the principal and the accrued profit are converted at a discount of 25% to an agreed upon fair market value. The convertible notes rank ahead of the ordinary shares in the event of a liquidation. Anghami has obtained a waiver on the accrual of interest until August 31,2021.

The Convertible note 4 agreements included certain affirmative covenants, including the delivery of audited consolidated financial statements to the holders.On February 3, 2022 this convertible note was converted into equity by issuance of 3,514 shares to Alkonost Investment Ltd where the fair value of the loan was $6,933,320.

●	The Company has entered into a working capital loan (1) on December 5, 2021, and an ancillary conversion undertaking agreement with Shuaa amounting to $6,000,000 with maturity date of February 11, 2023. The Group has the right to repay the loan interest free by February 11, 2022, a transaction cost of 390,000 was charged as part of the loan. After three months interest rate of 12% will be accrued monthly. At maturity date, the lenders have the option to either demand the repayment of the principal and the accrued interest at maturity or convert the outstanding loan balance at a discount to the fair market value of the Group.

On February 3, 2022 this working capital loan was converted into equity by issuance of 600,000 shares in Anghami Inc. issued to Shuaa where the fair value of the loan was $6,000,000.

●	The Company entered into a working capital loan (2) on December 5, 2021, and an ancillary conversion undertaking agreement with Shuaa amounting to $6,000,000 with maturity date of February 11, 2023. The Group has the right to repay the loan interest free by February 11, 2022, after which a fixed interest amount of $390,000 will be accrued. At maturity date, the lenders have the option to either demand the repayment of the principal and the accrued interest at maturity or convert the outstanding loan balance at a discount to the fair market value of the Group.

On February 3, 2022 this working capital loan was converted into equity by issuance of 375,317 shares in Anghami Inc. issued to Shuaa where the fair value of the loan was $3,753,167.

Commercial Arrangements

●	Anghami entered into a marketing agreement, dated May 26, 2019, with MBC FZ LLC (“MBC”), a shareholder of Anghami, pursuant to which MBC provides advertising services to Anghami, featured in all MBC entertainment shows and formats. Anghami paid MBC $250,000 in marketing expenses for the year ended December 31, 2020. Additional $150,000 was settled to MBC and total balance due at December 31, 2021 amounts to $1.5 million.

●	Anghami entered into an operator billing agreement, dated October 15, 2013, and as amended on October 25, 2015, with Emirates Integrated Telecommunications Company, PJSC (“Du”), a shareholder of Anghami, pursuant to which Anghami uses Du’s billing services platform. Du is entitled to receive 30% of the net revenue collected on behalf of Anghami, in accordance with the terms and conditions of the agreement. Anghami paid Du $270,989 for payment processing for the year ended December 31, 2020. ,Pursuant to an amendment, Anghami has also agreed to provide Anghami Plus, its Premium service, to Du which Du will in turn provide to its own customers. Du will pay Anghami for every customer that activates the Premium service, in line with specific pricing terms provided in the amendment.

●	Anghami entered into a revenue sharing agreement, dated March 11, 2014, with Etihad Etisalat Company (“Mobily”), a shareholder of Anghami, pursuant to which Anghami will provide content services through Mobily’s platform systems. Based on the type of service, Mobily will be entitled to a certain percentage share of the revenue, ranging from 35%-70%. Pursuant to an amendment, Anghami revised some of its content services, including providing Anghami Plus, its Premium service to Mobily which Mobily can then offer to its customers. Anghami paid Mobily $306,685 for payment processing for the year ended December 31, 2021.

Related Party Advances

●	In order to fund working capital deficiencies during the year ended December 31, 2021, certain of Anghami’s officers and directors have made loans to the Company that are not interest bearing and do not have a specified repayment schedule. The current outstanding aggregate amount is $470,847 split into $365,847 from Edgard Maroun (CEO and Director), $30,000 from Omar Sukarieh (VP Finance) and $75,000 from Choucri Khairallah (Chief Premium Officer).

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements” of this Report for consolidated financial statements and other financial information.

Legal Proceedings

We are from time to time subject to various claims, lawsuits and other legal proceedings. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. Anghami recognizes provisions for claims or pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management’s estimates prove incorrect, current reserves could be inadequate and Anghami could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth, and cash flows.

At December 31, 2021, there are no material cases, claims or proceedings of such quantum which require provision or disclosure as contingent liabilities.

In 2019, Anghami initiated an arbitration proceeding at the Commercial Courts in Beirut against Rotana Audio and Video (“Rotana”) for breach of the provisions of the license agreement dated April 18, 2015, entered into between the Company and Rotana (the “License Agreement”), seeking to recover approximately $5.5 million as compensation for the unlawful termination of the License Agreement. In April 2022, Anghami and Rotana agreed to terminate all litigations and lawsuits and proceed with a license agreement whereby Anghami brings back Rotana content to our app.

We issued a trademark claim against the Ministry of Commerce of the Saudi Arabia, requesting annulment of the Anghami trademark registered for the benefit of Vivdville Inc., under two classes. We have also filed a claim at the Commercial Courts in Riyadh, against the Ministry of Commerce, for falsely registering the mark “Anghami” for Vivdville Inc., in Saudi Arabia. The claim is currently in the last stages of appeal at the High Court in Saudi Arabia, pending a court sitting to be assigned by the High Court. Anghami filed an opposition claim of the published mark in the UAE Trademark Office Committee for the benefit of Vivdville Inc. On September 21, 2020, the UAE Trademark Office Committee issued a decision rejecting our opposition. Anghami appealed the decision of the Ministry of Economy and filed a Grievance dismissal objection in October 2020. The appeal is currently pending.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the annual financial statement included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

The Company’s Ordinary Shares are listed on the Nasdaq Global Market under the symbol “ANGH” and its Warrants are listed on the Nasdaq Capital Market under the symbol “ANGHW.”

B. Plan of Distribution

Not applicable.

C. Markets

The Company’s Ordinary Shares are listed on the Nasdaq Global Market under the symbol “ANGH” and its Warrants are listed on the Nasdaq Capital Market under the symbol “ANGHW.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Information regarding certain material provisions of the Charter are as follows.

Ordinary Shares

Holders of Ordinary Shares will be entitled to one vote for each share held of record on all matters to be voted on by members.

There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Preference Shares

Anghami Inc.’s board of directors (the “Board”) is authorized to issue preference shares from time to time in one or more series without member approval. The Board has the discretion under the Charter to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of Anghami Inc.’s authorized but unissued undesignated shares, and the Board may issue those shares in series of preference shares, without any further member approval. The rights with respect to a series of preference shares may be greater than the rights attached the Ordinary Shares. It is not possible to state the actual effect of the issuance of any preference shares on the rights of holders of Ordinary Shares until the Board determines the specific rights attached to any preference shares so issued. The effect of issuing preference shares could include, among other things, one or more of the following:

●	Restricting dividends in respect of the Ordinary Shares;

●	Diluting the voting power of the Ordinary Shares or providing that holders of preference shares have the right to vote on matters as a class;

●	Impairing the liquidation rights of the Ordinary Shares; or

●	Delaying or preventing a change of control of Anghami Inc.

Upon the consummation of the Business Combination, there will be no preference shares outstanding, and Anghami Inc. has no present plans to designate the rights of or to issue any preference shares.

Dividend Rights

Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of the Board.

Variation of Rights

Under the Charter, if the Anghami Inc. share capital is divided into more than one class of shares, the rights attached to any such class may, whether or not Anghami Inc. is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the directors not to have a material and adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of all of the holders of the issued shares of that class or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Transfer of Shares

Members may transfer all or any of the member’s Shares in compliance with the rules and regulations of the designated stock exchange, the SEC and any other competent regulatory authority or as permitted by applicable law.

The Board may in its absolute discretion decline to register a transfer of Shares which are not fully paid up or on which Anghami Inc. has a lien or issued under any share incentive scheme for employees upon which a transfer restriction imposed still exists. The Board may, but is not required to, decline to register a transfer of any Shares unless certain requirements are met.

Liquidation

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of Shares will be entitled to participate in any assets available for distribution in proportion to their shareholdings.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Charter permit indemnification of officers and directors for any liability, action, proceeding, claim, demand, costs damages or expenses, including legal expenses, incurred in their capacities as such unless such liability (if any) arises from actual fraud, willful neglect or willful default which may attach to such directors or officers. In addition, Anghami Inc. has entered into indemnification agreements with its directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in the Charter.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Anghami Inc.’s directors, officers or persons controlling Anghami Inc. under the foregoing provisions, Anghami Inc. has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain Anti-Takeover Provisions in the Charter

Certain provisions in the Charter may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a member might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the Ordinary Shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with the Board.

Ordinary Shares

The authorized but unissued Ordinary Shares will be available for future issuance by the Board on such terms as the Board may determine, subject to any limitations in the Charter. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued Ordinary Shares could render more difficult or discourage an attempt to obtain control over Anghami Inc. by means of a proxy contest, tender offer, merger, amalgamation, scheme of arrangement or otherwise.

Preference Shares

Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of Anghami Inc. or make removal of management more difficult. If the Board decides to issue these preference shares, the price of Ordinary Shares may fall and the voting and other rights of the holders of Ordinary Shares may be materially adversely affected. Pursuant to the Charter, preference shares may be issued by Anghami Inc. from time to time, and the Board is authorized (without any requirement for further member action) to determine the rights, preferences, powers, qualifications, limitations and restrictions attaching to those shares (and any further undesignated shares which may be authorized by Anghami Inc.’s members).

However, under Cayman Islands law, Anghami Inc.’s directors may only exercise the rights and powers granted to them under the Charter for a proper purpose and for what they believe in good faith to be in the best interests of Anghami Inc.

Classified Board

The Charter provide that, subject to the right of holders of any series of preference shares, the Board will be divided into three classes of directors, as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual general meeting. As a result, approximately one-third of the Board will be elected each year.

The classification of directors will have the effect of making it more difficult for members to change the composition of the Board. The Charter provide for a board comprised of between three and 12 directors, but in accordance with the Charter, the directors may increase or reduce the upper and lower limits of the number of directors.

Unanimous Action by Written Consent

The Charter provides that members may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each member who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Amendment of Governing Documents

As permitted by Cayman Islands law, the Charter may only be amended by a special resolution of the members.

Member Proposals and Director Nominations

An extraordinary general meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling extraordinary general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting.

The Charter provides for the ability of members to nominate candidates for election as directors and for the ability to bring business before a meeting of members, subject to meeting certain notice and delivery requirements.

General Meetings

The Companies Act provides members with only limited rights to requisition a general meeting and does not provide member with any right to put any proposal before a general meeting. The Charter permits the Board or the chairperson of the Board to call general meetings. The Charter does not allow members to requisition a general meeting. The Charter, however, allows a member to put a proposal before a general meeting, subject to meeting certain notice and delivery requirements.

Cumulative Voting

Cumulative voting potentially facilitates the representation of minority members on a board of directors since it permits the minority member to cast all the votes to which the member is entitled on a single director, which increases the member’s voting power with respect to electing such director. As permitted under Cayman Islands law, the Charter does not provide for cumulative voting.

Transactions with Interested Members

Cayman Islands law has no statute that prohibits certain business combinations with an interested member. However, although Cayman Islands law does not regulate transactions between a company and its significant members, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority members. Any merger or consolidation of Anghami Inc. with one (1) or more constituent companies shall require the approval of a special resolution (66 2/3% of members at a general meeting where there is a quorum).

Dissolution; Winding Up

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an Ordinary Resolution (simple majority standard) of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Charter, if Anghami Inc. is wound up, the liquidator may distribute the assets available for distribution amongst the members in proportion to the par value of the Ordinary Shares held by them at the commencement of the winding up subject to a deduction from those Ordinary Shares in respect of which there are monies due, of all monies payable to Anghami Inc. for unpaid calls or otherwise.

Rights of Non-Resident or Foreign Members

There are no limitations imposed by the Charter on the rights of non-resident or foreign members to hold or exercise voting rights on Anghami Inc.’s shares. In addition, there are no provisions in the Charter governing the ownership threshold above which member ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, the Board is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, or other rights or restrictions.

Inspection of Books and Records

Holders of Anghami Inc. shares have no general right under Cayman Islands law to inspect or obtain copies of the Anghami Inc. register of members or Anghami Inc.’s corporate records.

Waiver of Certain Corporate Opportunities

The Charter provide for a waiver of the obligation to provide business opportunities to Anghami Inc. for directors, members and affiliates of members, in each case, other than an officer (including any officer that is also a director, or a member or an affiliate of such member, as the case may be) (as more particularly described in the Charter). Notwithstanding that the waiver does not apply to any officer, officers are not restricted from engaging, directly or indirectly, in other business ventures of every type and description (other than any competing business, except to the extent permitted under the Charter).

Directors

Appointment of Directors

The Board is divided into three (3) classes designated as Class I, Class II and Class III, respectively with directors divided as nearly as possible into thirds among the classes. Directors shall be assigned to each class by the Board. At the 2022 annual general meeting of Anghami Inc., the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three (3) years. At the 2023 annual general meeting of Anghami Inc., the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years. At the 2024 annual general meeting of Anghami Inc., the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of Anghami Inc., directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting. Directors hold office until the expiration of the director’s term, until a director’s successor has been duly elected and qualified or until such director’s earlier death, resignation or removal.

Directors are elected by a majority standard, which requires the number of votes cast for the person’s appointment to exceed the number of votes cast against the person’s appointment.

Removal of Directors

Under the Charter, a director may be removed from office only for cause by special resolution of Anghami Inc. A director will also cease to be a director if he or she (i) becomes bankrupt or makes any arrangement or composition with such director’s creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns the office of director by notice in writing to the company; (iv) the director absents himself or herself (for the avoidance of doubt, without being represented by proxy) from three (3) consecutive meetings of the Board without special leave of absence from the Board, and the Board passes a resolution that he or she has by reason of such absence vacated office; or (v) is prohibited, by any applicable law or relevant code applicable to the listing of shares on the designated stock exchange, from being a director.

Filing Vacancies on the Board

Vacancies on the Board may be filled by the majority of the directors then in office, even if less than a quorum, or by a sole remaining director (subject to the Companies Act, applicable law, or any rights of any preference shares).

A director appointed to fill a vacancy resulting from the death, resignation or removal of a director serves the remainder of the full term of the director whose death, resignation or removal created the vacancy and until his or her successor shall have been appointed and qualified.

Directors’ Fiduciary Duties

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

●	directors should not improperly fetter the exercise of future discretion;

●	duty to exercise powers fairly as between different sections of members;

●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the members provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by member approval at general meetings.

Meetings of Members

As a Cayman Islands exempted company, Anghami Inc. is not obliged by law to call annual general meetings, however, directors are elected at annual general meetings.

See Exhibit1.1 for the Charter.

C. Material Contracts

Information regarding certain material contracts is included in this annual report under the section titled “Item 4. Information on the Company – B. Business Overview—Licensing Agreements” and is incorporated herein by reference.

D. Exchange Controls

There is no exchange control legislation or regulation in the Cayman Islands, except by way of such as freezing of funds of, and/or prohibition of new investments in, certain jurisdictions subject to international sanction.

E. Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the warrants. An instrument of transfer in respect of a warrant is stampable if executed in or brought into the Cayman Islands.

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of such shares. However, an instrument of transfer in respect of shares is stampable if executed in or brought into the Cayman Islands.

The Tax Concessions Act

(As Revised)

Undertaking as to Tax Concessions

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the Financial Secretary undertakes with Anghami Inc. (the “Company”):

1.	That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or our operations; and

2.	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1	On or in respect of the shares, debentures or other obligations of the Company; or

2.2	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

These concessions shall be for a period of 20 years from the date hereof.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section describes the material U.S. federal income tax considerations for beneficial owners of our ordinary shares and warrants. This discussion applies only to ordinary shares and warrants held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances or status, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, including:

●	brokers, dealers and other investors that do not own ordinary shares or warrants as capital assets;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts;

●	banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

●	U.S. expatriates or former long-term residents of the United States;

●	persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of our ordinary shares;

●	partnerships or other pass-through entities for U.S. federal income tax purposes, or beneficial owners of partnerships or other pass-through entities;

●	persons holding our ordinary shares or warrants as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;

●	persons required to accelerate the recognition of any item of gross income with respect to our ordinary shares or warrants as a result of such income being recognized on an applicable financial statement;

●	persons whose functional currency is not the U.S. dollar;

●	persons that received our ordinary shares or warrants as compensation for services; or

●	controlled foreign corporations or passive foreign investment companies.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the IRS and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws to a holder of our ordinary shares or warrants.

ALL HOLDERS OF OUR ORDINARY SHARES OR WARRANTS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES AND WARRANTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

U.S. Federal Income Tax Treatment of Anghami

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, we, since we are incorporated under the Cayman Islands, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule (more fully discussed below), under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application.

Under Section 7874, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation); (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and tax residence relative to the expanded affiliated group’s worldwide activities (this test is referred to as the “substantial business activities test”); and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 (this test is referred to as the “80% ownership test”).

For purposes of Section 7874, the first two conditions described above were met with respect to the Business Combination because we acquired indirectly all of the assets of VMAC in the Business Combination, and we, including our “expanded affiliated group,” is not expected to satisfy the substantial business activities test. As a result, whether Section 7874 will apply to cause us to be treated as a U.S. corporation for U.S. federal income tax purposes should depend on the satisfaction of the 80% ownership test.

Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 and the Treasury Regulations promulgated thereunder, and certain factual assumptions, we believe that the ownership percentage of the VMAC stockholders in us is less than 80%. Accordingly, we do not believe that we are treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874. The rules for determining ownership under Section 7874 are complex, unclear and the subject of ongoing regulatory change. Accordingly, there can be no assurance that the IRS would not assert a contrary position to those described above or that such an assertion would not be sustained by a court.

If we were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial liability for additional U.S. income taxes, and the gross amount of any dividend payments to our non-U.S. holders (as defined below) could be subject to 30% U.S. withholding tax, depending on the application of any income tax treaty that might apply to reduce the withholding tax.

The remainder of this discussion assumes that we are not treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874.

U.S. Holders

The section applies to you if you are a U.S. holder. For purposes of this discussion, a U.S. holder means a beneficial owner of our ordinary shares or warrants that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Ordinary Shares

Subject to the discussion under the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Rules,” the gross amount of any distribution on our ordinary shares that is made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its ordinary shares, and thereafter as capital gain recognized on a sale or exchange.

Subject to the discussion under the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Rules,” dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on Nasdaq will be considered readily tradable on an established securities market in the United States. Subject to the exception discussed below for passive foreign investment companies, since our ordinary shares are currently traded on the Nasdaq we believe that we should be treated as a qualified foreign corporation for purposes of dividends paid on those shares. However, there can be no assurance that ordinary shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. We will not constitute a qualified foreign corporation for purposes of these rules if we are a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Rules.”

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and Warrants

Subject to the discussion under the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Rules,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of our ordinary shares or warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such ordinary shares or warrants. Any gain or loss recognized by a U.S. holder on a taxable disposition of our ordinary shares or warrants generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares and/or warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of our ordinary shares or warrants generally will be treated as U.S. source gain or loss.

Exercise or Lapse of a Warrant

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a warrant for cash. A U.S. holder’s tax basis in an ordinary shares received upon exercise of the warrant generally should be an amount equal to the sum of the U.S. holder’s tax basis in the warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for an ordinary share received upon exercise of the warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the warrant and will not include the period during which the U.S. holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. holder’s basis in the ordinary shares received would equal the holder’s basis in the warrants exercised therefore. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in the ordinary shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the warrants exercised therefore.

It is also possible that a cashless exercise of a warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder would recognize gain or loss with respect to the portion of the exercised warrants treated as surrendered to pay the exercise price of the warrants (the “surrendered warrants”). The U.S. holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the ordinary shares that would have been received with respect to the surrendered warrants in a regular exercise of the warrants and (ii) the sum of the U.S. holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. holder’s tax basis in the ordinary shares received would equal the U.S. holder’s tax basis in the warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. holder’s holding period for the ordinary shares would commence on the date following the date of exercise (or possibly the date of exercise) of the warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their own tax advisors regarding the tax consequences of a cashless exercise of warrants.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section entitled “Description of Securities.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a warrant would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the ordinary shares which is taxable to the U.S. holders of such shares as described under the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Distributions on Ordinary Shares.” Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holder of such warrant received a cash distribution from us equal to the fair market value of such increased interest. The rules regarding constructive distributions are complex. U.S. holders should consult their own tax advisors regarding the application of the rules to them in light of their own circumstances.

Passive Foreign Investment Company Rules

Generally. The treatment of U.S. holders of our ordinary shares could be materially different from that described above if we are treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A PFIC is any foreign corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such foreign corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a foreign corporation was a PFIC for that year. Once a foreign corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, and subject to certain exceptions, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years.

If we are or become a PFIC during any year in which a U.S. holder holds ordinary shares, there are three separate taxation regimes that could apply to such U.S. holder under the PFIC rules, which are the (i) excess distribution regime (which is the default regime), (ii) QEF regime, and (iii) mark-to-market regime. A U.S. holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. holder will depend upon which of these regimes applies to such U.S. holder. However, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.

Excess Distribution Regime. If a U.S. holder does not make a QEF election or a mark-to-market election, as described below, the U.S. holder will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of our ordinary shares, and (ii) any “excess distribution” received on our ordinary shares (generally, any distributions in excess of 125% of the average of the annual distributions on ordinary shares during the preceding three years or the U.S. holder’s holding period, whichever is shorter). Generally, under this excess distribution regime:

●	the gain or excess distribution will be allocated ratably over the period during which the U.S. holder held ordinary shares;

●	the amount allocated to the current taxable year, will be treated as ordinary income; and

●	the amount allocated to prior taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of ordinary shares cannot be treated as capital gains, even if you hold the shares as capital assets. Further, no portion of any distribution will be treated as QDI.

QEF Regime. A QEF election is effective for the taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS. If a U.S. holder makes a timely QEF election with respect to its direct or indirect interest in a PFIC, the U.S. holder will be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC as QEF income inclusions, even if amount is not distributed to the U.S. holder. Thus, the U.S. holder may be required to report taxable income as a result of QEF income inclusions without corresponding receipts of cash. Our shareholders that are U.S. holders subject to U.S. federal income tax should expect that they will not receive cash distributions from us sufficient to cover their respective U.S. tax liability with respect to such QEF income inclusions. In addition, U.S. holders of warrants will not be able to make a QEF election with respect to their warrants.

The timely QEF election also allows the electing U.S. holder to: (i) generally treat any gain recognized on the disposition of its shares of the PFIC as capital gain; (ii) treat its share of the PFIC’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on its share of PFIC’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. In addition, net losses (if any) of a PFIC will not pass through to our shareholders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years. Consequently, a U.S. holder may over time be taxed on amounts that as an economic matter exceed our net profits.

A U.S. holder’s tax basis in our ordinary shares will be increased to reflect QEF income inclusions and will be decreased to reflect distributions of amounts previously included in income as QEF income inclusions. No portion of the QEF income inclusions attributable to ordinary income will be treated as QDI. Amounts included as QEF income inclusions with respect to direct and indirect investments generally will not be taxed again when distributed. U.S. holders should consult their own tax advisors as to the manner in which QEF income inclusions affect their allocable share of our income and their basis in our ordinary shares.

In order to comply with the requirements of a QEF election, a U.S. holder must receive certain information from us. If we determine that we are a PFIC for any taxable year, we will endeavor to provide all of the information that a U.S. holder making a QEF election is required to obtain to make and maintain a QEF election, but there is no assurance that we will timely provide such information. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. In addition, if we hold an interest in a lower-tier PFIC (including, without limitation, in any PFIC subsidiaries), U.S. holders will generally be subject to the PFIC rules described above with respect to any such lower-tier PFICs.

Mark-to-Market Regime. Alternatively, a U.S. holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the Securities and Exchange Commission or on the national market system established under Section 11A of the Securities Exchange Act of 1934; or (ii) they are “regularly traded” on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. We believe that our ordinary shares qualify as marketable shares for the PFIC rules purposes, but there can be no assurance that ordinary shares will continue to be “regularly traded” for purposes of these rules. Pursuant to such an election, a U.S. holder would include in each year as ordinary income the excess, if any, of the fair market value of our ordinary shares over the U.S. holder’s adjusted tax basis at the end of the taxable year. A U.S. holder may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. holder’s adjusted tax basis in the our ordinary shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). A mark-to-market election only applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election. U.S. holders should also be aware that the Code and the Treasury Regulations do not allow a mark-to-market election with respect to stock of lower-tier PFICs that is non-marketable. There is also no provision in the Code, Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly-traded holding company (such as us) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules. U.S. holders should consult their own tax advisors to determine whether the mark-to-market tax election is available to them and the consequences resulting from such election. In addition, U.S. holders of warrants will not be able to make a mark-to-market election with respect to their warrants.

PFIC Reporting Requirements. If we are a PFIC, a U.S. holder of our ordinary shares will be required to file an annual report on IRS Form 8621 containing such information with respect to our ordinary shares as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such Forms are properly filed.

Additional Reporting Requirements

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 to their tax return, for each year in which they hold our ordinary shares. Substantial penalties apply to any failure to file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not willful neglect. Also, in the event a U.S. holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related taxable year may not close before the date which is three years after the date on which the required information is filed. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our ordinary shares.

Non-U.S. Holders

The section applies to non-U.S. holders. For purposes of this discussion, a non-U.S. holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of our ordinary shares or warrants that is not a U.S. holder.

Assuming that we are not treated as a U.S. corporation under the rules discussed above, a non-U.S. holder of our ordinary shares will not be subject to U.S. federal income tax or, subject to the discussion below under “— Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on ordinary shares or any gain recognized on a sale or other disposition of ordinary shares (including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder’s ordinary shares) unless the dividend or gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. In addition, special rules may apply to a non-U.S. holder that is an individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met. Such non-U.S. holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale or disposition of ordinary shares.

Dividends and gains that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder and, in the case of a non-U.S. holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a non-U.S. holder’s exercise of a warrant, or the lapse of a warrant held by a non-U.S. holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. holder, as described under “— U.S. Holders — Exercise or Lapse of a warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a non-U.S. holder’s gain on the sale or other disposition of the ordinary shares and warrants.

Information Reporting and Backup Withholding

Information reporting requirements may apply to dividends received by U.S. holders of ordinary shares, and the proceeds received on the disposition of ordinary shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding. Any dividend payments with respect to our ordinary shares and proceeds from the sale, exchange, redemption or other disposition of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and non-U.S. holders may be subject to backup withholding on amounts received in respect of their ordinary shares, unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption. Dividends paid with respect to ordinary shares and proceeds from the sale of other disposition of ordinary shares received in the United States by a non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holder provides proof an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. The information on that website is not part of this report.

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

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of four types of risk: foreign currency risk, interest rate risk, commodity price risk and equity price risk. The main risks for us are foreign currency risk and interest rate risk. We do not currently have significant commodity risk or equity price risk. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital.

Foreign Currency Risk

Currency risk arises from the possibility that changes in exchange rates will affect the values of the financial assets and liabilities denominated in foreign currencies against the U.S. dollar in case we do not hedge the currency exposure by hedging instruments. The functional currency of Anghami is U.S. dollars. We are exposed to foreign currency fluctuations on our transactions in foreign currencies, mainly in Egyptian and Lebanese pounds. As the UAE dirham and Saudi riyal are pegged to the U.S. dollar, balances in these currencies are not considered to represent significant currency risk. Our principle foreign currency risk arises from Egyptian and Lebanese pounds denominated transaction of which the balance was $344,153 during the year ended December 31, 2021.

Portions of our cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are denominated in Egyptian pounds. Accordingly, we are exposed to fluctuations in the Egyptian pounds exchange rates. The effect of a 5% increase or decrease in U.S. dollars rate against the Egyptian Pound will result in loss of $30,985.

Lebanon Operating Environment

As a result of the severe economic crisis in Lebanon, an unofficial capital control was implemented by all Lebanese banks to limit the withdrawals or the transfer of USD outside Lebanon. This has resulted in the rise of several exchange rates since the last quarter of 2019. While the official rate has namely remained at 1507.5 LBP / USD, parallel exchange markets priced the Lebanese pound at a much lower rate and with significant volatility.

On 10 May 2021, the Central Bank of Lebanon issued Basic Circular 157 setting the framework of exceptional measures for foreign-currency operations. Hence, banks operating in Lebanon must process customers’ FX operations (buy and sell) related to their personal or commercial needs on the electronic platform “Sayrafa”. Transactions with customers encompass purchase and sale of foreign currencies banknotes against LBP, as well as operations from/to foreign currencies external accounts against LBP. The Sayrafa exchange corresponds to a floating system and the Sayrafa average rate and volume of foreign currency operations are published on the website of the Central Bank of Lebanon.

Foreign exchange loss, net

	Year Ended December 31,			Change from		Change from
	2021	2020	2019	2020 to 2021		2019 to 2020
	USD	USD	USD	USD %		USD %
Foreign exchange loss, net	1,558,780	1,126,851	165,895	431,929	38.33%	960,956	579.26%

Foreign exchange loss has increased by $431,929 or 38.3% during the year ended December 31, 2021 as compared to 2020 mainly due further deterioration of Lebanese pound against USD.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in market interest rates will affect the fair value of convertible notes. The fair value of our convertible notes was dependent on market interest rates, which could negatively impact earnings. The convertible notes were remeasured at each reporting date using valuation models using input data, which could include market interest rates. Changes in the fair value of the convertible notes were recognized in finance income or cost in the consolidated statement of comprehensive income.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our management, including our chief executive officer and finance vice president, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our management, with the participation of our chief executive officer and finance vice president, has concluded that, due to the material weaknesses described below, as of December 31, 2021, our disclosure controls and procedures were not effective. We are in the process of undertaking certain remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Changes in Internal Control over Financial Reporting.”

B. Management’s Annual Report on Internal Control Over Financial Reporting

This Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C. Attestation Report of the Registered Public Accounting Firm

This Report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D. Changes in Internal Control Over Financial Reporting

In connection with the preparation of its financial statements as of and for the year ended December 31, 2021, Anghami and its independent registered public accounting firm identified material weaknesses in Anghami’s internal control over financial reporting related to (1) a lack of sufficiently skilled personnel with requisite IFRS reporting knowledge and experience, (2) a lack of sufficient entity level controls and sufficiently designed internal controls and financial reporting policies and procedures including segregation of duties, and (3) a lack of sufficient effective controls over prospective financial information used in Anghami’s going concern assessment.

Anghami has developed and is in the process of implementing a remediation plan to address these control deficiencies, which will address the underlying causes of Anghami’s material weaknesses. As part of Anghami’s remediation plan, Anghami has begun taking measures, and we will continue to take measures, to remediate these control deficiencies. Measures to implement entity level controls and business controls include implementing new Oracle ERP, hiring outside consultants, providing technical training for its employees and hiring internal auditors. In addition, we have hired public accountants to assist us in accounting documentation, enhancing reporting and developing internal policies and procedures. We plan to establish an internal audit function to make sure we have implemented best practices in financial controls. We also plan to implement controls to compare actual spend to forecasted budgets. These controls include detailed business plan for each new project to be approved by executive committee within the board.

For more information on our internal control over financial reporting, please see the sections of this Report entitled “Item 3D. Risk Factors—Anghami has identified material weaknesses in its internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Klaas Baks is an “audit committee financial expert,” as defined in Item 16A of Form 20-F. All audit committee members satisfy the independence requirements set forth under NASDAQ Stock Market Rule 5605(a)(2) and in Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

We have adopted the Anghami, Inc. Code of Business Conduct and Ethics which applies to all of directors, officers, and employees, and is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F. The Anghami, Inc. Code of Business Conduct and Ethics is available on our website at https://www.anghami.com/investors. We intend to disclose on our website any amendments to or waivers of the Anghami, Inc. Code of Business Conduct and Ethics.

Item 16C. Principal Accountant Fees and Services

Ernst & Young — Middle East (Abu Dhabi) have acted as our principal accountants for the years ended December 31, 2021 and 2020, respectively. The following table summarizes the charge for professional fees rendered in those periods:

	2021	2020
	USD
Audit fees	500,000	450,000
Tax fees	14,800	5,354
Total	514,800	455,354

“Audit fees” are the aggregate fees earned by the Ernst & Young entities for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Tax Fees” include fees billed for value added tax (VAT) submission services.

All audit services and permitted non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. The Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Our common shares are listed on the Nasdaq. For purposes of Nasdaq rules, so long as we are a foreign private issuer, we are eligible to take advantage of certain exemptions from Nasdaq corporate governance requirements provided in the Nasdaq rules. We have not utilized foreign private issuer exemptions from the Nasdaq corporate governance rules to date.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements” of this Report.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.

ITEM 19. EXHIBITS

Exhibit no	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company. (incorporated by reference to Exhibit 1.1 to the Company’s Shell Company Report on Form 20-F filed with the SEC on February 9, 2022).
2.1*	Description of Securities of the Registrant.
2.2	Specimen Ordinary Share Certificate of the Company (incorporated by reference to Exhibit 4.7 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 3, 2021).
2.3	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 4.8 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 3, 2021).
2.4	Warrant Agreement, dated August 6, 2020, by and between VMAC and Continental Stock Transfer & Trust Company, as warrant agent. (incorporated by reference to Exhibit 2.4 the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
2.5

Assignment, Assumption and Amendment Agreement (Warrant Agreement), dated February 3, 2022, by and among VMAC, the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 2.4 to the Company’s Shell Company Report on Form 20-F filed with the SEC on February 9, 2022).

2.6

Form of Representative Warrant Agreement (incorporated by reference to Exhibit 4.5 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 3, 2021).

4.1†	Business Combination Agreement, dated as of March 3, 2021, by and among VMAC, Anghami, the Company, Anghami Vista 1 and Anghami Vista 2 (incorporated by reference to Exhibit 2.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 3, 2021).
4.2	Letter Agreement, dated August 6, 2020, by and among VMAC, Vistas Media Sponsor, LLC and each of the initial stockholders of VMAC (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.3	Private Placement Warrants Purchase Agreement, August 6, 2020, by and between VMAC and Vistas Media Sponsor, LLC (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.4	Private Placement Units Purchase Agreement, dated August 6, 2020, by and between VMAC and Vistas Media Sponsor, LLC (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.5	Private Placement Units Purchase Agreement, dated August 6, 2020, by and between VMAC and I-Bankers Securities, Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.6	Registration Rights Agreement, dated August 6, 2020, by and among VMAC, Vistas Media Sponsor, LLC and the other holders party thereto (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.7	Form of Subscription Agreement, by and among VMAC and the subscribers party thereto (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.8	Form of Restrictive Covenant Agreement, by and between the Company and the shareholders party thereto (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.9	Form of Sponsor Letter Agreement, by and among VMAC, Vistas Media Sponsor, LLC, Anghami and the parties named thereto (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.10	Form of Lock-Up Agreement, by and among VMAC and the shareholders party thereto (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.11	Nominee Agreement dated October 13, 2021 by and between Anghami and Hossam Mohamed El Gamal (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 28, 2021).
4.12	Nominee Agreement dated October 13, 2021 by and between Anghami and Samira Azab (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 28, 2021).
4.13	Nominee Agreement dated October 13, 2021 by and between Anghami and Emad Mohe Mohamed Tayel (incorporated by reference to Exhibit 10.13 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 28, 2021).

4.14	Letter Agreement, dated December 5, 2021, by and among, the Company and SHUAA Capital psc. (incorporated by reference to Exhibit 10.15 to Amendment No. 4 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 10, 2021).
4.15^	Anghami Inc. Long Term Incentive Plan. (incorporated by reference to Exhibit 4.15 to the Company’s Shell Company Report on Form 20-F filed with the SEC on February 9, 2022).
4.16^	Form of Indemnification Agreement. (incorporated by reference to Exhibit 4.16 to the Company’s Shell Company Report on Form 20-F filed with the SEC on February 9, 2022).
8.1*	List of subsidiaries of the Company
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.
†	Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.
^	Indicates management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Anghami Inc.

	By:	/s/ Edgard Maroun
Date: May 13, 2022	Name:	Edgard Maroun
	Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Anghami

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Anghami (the Company) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in equity and cash flows for the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young – Middle East (Abu Dhabi)

We have served as the Company’s auditor since 2019.

Abu Dhabi, United Arab Emirates

May 13, 2022

ANGHAMI

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		2021	2020
	Notes	USD	USD

Revenue from contracts with customers	4	35,504,392	30,518,356
Cost of revenue	6	(26,462,637)	(22,346,521)
Gross profit		9,041,755	8,171,835

Selling and marketing expenses	7	(8,013,933)	(5,284,152)
General and administrative expenses	8	(11,017,765)	(5,204,627)
Consultancy and professional fees	10	(6,120,494)	(231,369)
Government grants	11	2,546,360	-
Operating loss		(13,564,077)	(2,548,313)

Finance costs	9	(2,679,763)	(1,764,682)
Finance income		145,107	137,397
Other income		41,419	60,497
Share of loss of a joint venture	16	(94,210)	-
Foreign exchange loss, net		(1,558,780)	(1,126,851)
Loss before tax		(17,710,304)	(5,241,952)

Income tax expense	12	(340,003)	(501,238)
LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(18,050,307)	(5,743,190)

Attributable to:
Equity holders of the Parent		(17,786,681)	(5,585,948)
Non-controlling interests		(263,626)	(157,242)
		(18,050,307)	(5,743,190)

Basic and diluted loss per share attributable to equity holders of the parent	27	(206.90)	(68.27)

The attached notes 1 to 29 form part of these consolidated financial statements.

ANGHAMI

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31	December 31
		2021	2020
	Notes	USD	USD
ASSETS
Non-current assets
Property and equipment	13	276,325	268,053
Intangible assets	14	2,042,846	1,576,002
Right-of-use assets	20	169,769	254,653
Investment in a joint venture	16	48,142	-
		2,537,082	2,098,708
Current assets
Trade and other receivables	15	5,405,547	4,824,189
Government grants	11	601,612	-
Amount due from related parties	23	1,666,909	447,241
Contract assets	4	2,164,205	1,272,390
Cash and bank balances	17	649,972	5,614,770
		10,488,245	12,158,590
TOTAL ASSETS		13,025,327	14,257,298

DEFICIENCY OF ASSETS AND LIABILITIES
Deficiency of assets
Share capital	18	8,540	30,093
Share premium	18	32,102,426	24,882,564
Share-based payment reserves	18	3,162,544	2,361,094
Other reserves		(100,774)	(100,774)
Accumulated losses		(62,015,211)	(44,228,530)
Deficiency of assets attributed to equity holders of the Parent		(26,842,475)	(17,055,553)
Non-controlling interests		(1,120,946)	(857,320)
Total deficiency of assets		(27,963,421)	(17,912,873)

Non-current liabilities
Provision for employees’ end-of-service benefits	21	166,013	131,109
Loans and borrowings	24	-	5,106,092
Lease liabilities	20	135,967	240,199
Government grants	11	310,163	-
Deferred tax liabilities	12	14,625	17,898
		626,768	5,495,298
Current liabilities
Trade and other payables	22	15,892,129	14,409,807
Government grants	11	81,606	-
Contract liabilities	4	3,150,431	2,306,502
Loans and borrowings	24	18,526,802	7,629,743
Amount due to related parties	23	2,070,847	1,885,132
Income tax payable		518,500	358,016
Bank overdrafts	17	17,432	6,459
Lease liabilities	20	104,233	79,214
		40,361,980	26,674,873
Total liabilities		40,988,748	32,170,171
TOTAL DEFICIENCY OF ASSETS AND LIABILITIES		13,025,327	14,257,298

The attached notes 1 to 29 form part of these consolidated financial statements.

ANGHAMI

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Share-based payment reserves	Other reserves	Accumulated losses	Deficiency of assets attributable to the equity holders of the Parent	Non- controlling interest	Total deficiency of assets
	USD	USD	USD	USD	USD	USD	USD	USD

At January 1, 2020	30,093	25,050,823	1,796,810	(168,259)	(38,642,582)	(11,933,115)	(700,078)	(12,633,193)

Share-based payments (note 18)	-	-	564,284	-	-	564,284	-	564,284

Movement in other reserves (note 24)	-	-	-	(100,774)	-	(100,774)	-	(100,774)
Total comprehensive loss	-	-	-	-	(5,585,948)	(5,585,948)	(157,242)	(5,743,190)

At December 31, 2020	30,093	25,050,823	2,361,094	(269,033)	(44,228,530)	(17,055,553)	(857,320)	(17,912,873)

Share-based payments (note 18)	-	-	801,450	-	-	801,450	-	801,450

Movement in share capital (note 18)	(21,889)	-	-	-	-	(21,889)	-	(21,889)

Loans converted to equity (note 24)	336	7,219,862	-	-	-	7,220,198	-	7,220,198

Transfer from other reserves during the year		(168,259)		168,259		-		-

Total comprehensive loss	-	-	-	-	(17,786,681)	(17,786,681)	(263,626)	(18,050,307)
At December 31, 2021	8,540	32,102,426	3,162,544	(100,774)	(62,015,211)	(26,842,475)	(1,120,946)	(27,963,421)

The attached notes 1 to 29 form part of these consolidated financial statements.

ANGHAMI

CONSOLIDATED STATEMENT OF CASH FLOWS

		2021	2020
	Notes	USD	USD

OPERATING ACTIVITIES
Loss for the year		(18,050,307)	(5,743,190)

Adjustments for:
Depreciation of property and equipment	13	155,742	150,736
Depreciation of right-of-use assets	20	84,884	85,117
Amortization of intangible assets	14	711,919	623,276
Finance costs	9	2,679,763	1,764,682
Finance income		(145,107)	(137,397)
Provision for employees’ end of service benefits	21	43,477	33,717
Provision for share-based payments	18	801,450	564,284
Allowance for estimated credit loss	15	235,164	-
Net foreign exchange losses		(164,769)	422,022
Share of loss of a joint venture	16	94,210	-
Income taxes	12	340,003	501,238
Reversal of accruals no longer required		-	(60,497)
		(13,213,571)	(1,796,012)
Working capital changes:
Trade and other receivables		(2,992,227)	(269,123)
Due from related parties		(1,241,557)	10,269
Contract assets		(1,214,626)	120,579
Trade and other payables		1,246,322	1,428,206
Government grants		(209,843)	-
Contract liabilities		1,406,696	917,862
Due to related parties		185,711	547,360
Cash flows (used in) / from operations		(16,033,095)	959,141
Income tax paid		(182,790)	(778,807)
Receipt of government grants		2,336,517	-
End of service benefits paid	21	(8,573)	(9,177)
Net cash flows (used in) / from operating activities		(13,887,941)	171,157
INVESTING ACTIVITIES
Purchase of property and equipment	13	(164,014)	(80,488)
Purchase of intangible assets	14	(105,214)	(16,600)
Application development expenditure	14	(1,073,549)	(800,218)
Investment in a joint venture	16	(142,352)	-
Net cash flows used in investing activities		(1,485,129)	(897,306)
FINANCING ACTIVITIES
Payments of lease liabilities	20	(136,992)	(133,650)
Proceeds from loans and borrowings	24	10,788,618	5,500,000
Finance costs		(399,434)	(210,844)
Finance income		145,107	137,397
Net cash flows from financing activities		10,397,299	5,292,903

(DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS		(4,975,771)	4,566,754

Cash and cash equivalents at January 1		5,608,311	1,041,557
CASH AND CASH EQUIVALENTS AT DECEMBER 31	17	632,540	5,608,311

The attached notes 1 to 29 form part of these consolidated financial statements.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	CORPORATE INFORMATION

Anghami (the “Company” or the “Parent”) is a limited liability company incorporated in the Cayman Islands on 14 February 2012. Anghami owns and controls multiple of music streaming and technology companies in Middle East and North Africa region “MENA”. Anghami’s registered head office is in Ugland House, Grand Cayman, Cayman Islands, P.O. Box 309.

The principal activity of the Company is digital entertainment and online streaming including music, podcasts, music videos, and live events. The Company has a freemium business model whereby premium (paying) users get unlimited access to online streaming content, ads free streaming experience, and unlimited downloads. The ad-supported users do not pay subscription fees and are provided with limited access to on-demand online streaming content without the ability to download content. The Company secures its content via licenses with labels and independent artists to provide its service.

The consolidated financial statements of Anghami and its subsidiaries (the “Group”) for the year ended December 31, 2021 and December 31, 2020 include the financial statements of Anghami and all its subsidiaries. Details of the major operating subsidiaries are provided in note 3.2 to the consolidated financial statements. Information on other related party relationships of the Group is provided in note 23.

2.1	FUNDAMENTAL ACCOUNTING CONCEPT

For the year ended December 31, 2021, the Group incurred a loss of USD 18,050,307 (2020: USD 5,743,190) and as at December 31, 2021, the Group has accumulated losses of USD 62,015,211 (2020: USD 44,228,530) and negative working capital (i.e. excess of current liabilities over current assets) of USD 29,873,735 (2020: USD 14,516,283). In addition to the cash flows to be generated from the Group’s operations, the continuation of the Group’s operations is dependent primarily on the ability to raise funding, and accessibility and availability thereof. The Group’s management acknowledge that there is a risk that the quantum and timing of cash flows may not be achievable in line with the twelve months forecasts from the date of approval of the Group’s consolidated financial statements. These factors represent a material uncertainty that casts substantial doubt upon the Group’s ability to continue as a going concern absent subsequent additional funding.

On February 3, 2022, the Group and Vistas Media Acquisition Company (VMAC, a Special Purpose Acquisition Company (or SPAC) listed on the Nasdaq stock exchange in USA under the ticker VMAC) closed a SPAC Merger transaction (the Transaction). The Transaction is a reverse merger between VMAC and the Company whereby the shareholders of VMAC and the Company became shareholders of Anghami Inc., a Cayman Island entity created upon the consummation of the transaction, and ultimate parent company post-merger. Shareholders of VMAC, the Company along with various private investors have become the shareholders of Anghami Inc. Upon the completion of the Transaction, the Group raised USD 43.04 million out of which only USD 23.4 million was actually received after deducting transaction fees of USD 8 million and USD 9.5 million previously advanced from Shua’a Capital against the Transaction in 2021.

Based on management’s forecasts, the day-to-day operations and expenditure requirements are anticipated to be funded primarily by both cash generated through the ongoing operations and ability to access additional funding.

The consolidated financial statements have been prepared assuming that the Group will continue as a going concern which is contingent upon the Group’s ability to access additional funding. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Group is unable to continue as a going concern.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.1	FUNDAMENTAL ACCOUNTING CONCEPT (continued)

Capital management

For the purpose of the Group’s capital management, capital includes issued capital, convertible notes, share premium and all other equity reserves attributable to the equity holders of the Parent. The primary objective of the Group’s capital management is to maximize shareholders’ value.

The Group manages its capital structure and make adjustments in light of changes in economic conditions and the requirements of the financial covenants. The Group monitors capital using a gearing ratio, which is ‘net debt’ divided by total capital plus net debt. The Group includes within net debt, interest bearing loans and borrowings, trade and other payables, less cash and cash equivalents.

	2021	2020
	USD	USD

Trade and other payables (Note 22)	15,892,129	14,409,807
Less: Cash and cash equivalents (Note 17)	(632,540)	(5,608,311)
Net debt	15,259,589	8,801,496
Loans and borrowings (Note 24)	18,526,802	12,735,835
Deficiency of assets	(26,842,475)	(17,055,553)
Total capital	(8,315,673)	(4,319,718)
Capital and net debt	6,943,916	4,481,778
Gearing ratio	220%	196%

The Gearing ratio does not incorporate trade receivables, which are dues from Google, Apple Store, and prime telcos of the MENA region. Trade receivables amounted to USD 4.5 million at December 31, 2021 (2020: USD 3.7 million) which further improves the cash position of the Group. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2021 and December 31, 2020.

2.2	COVID-19 IMPACT

The COVID-19 pandemic had a significant negative impact on the Group’s business and that of the Group’s customers. The direct impact on the Group’s business, beyond disruptions in normal business operations, was driven by the reduced spending of major advertisers and consumer spending on discretionary items, which in turn adversely affected the Group’s revenue from both Ad-Supported subscriptions and Premium subscriptions. While many of the Group’s advertisers have increased their advertising budget and there has been an increase in our users’ engagement, these are still not at the pre-pandemic level. As a result of the COVID-19 pandemic, artists and other content creators have experienced delays or interruptions in their ability to create and release new content on the platform. The decrease in the amount or quality of content available on the Group’s platform has adversely affected user engagement and our financial performance. The COVID-19 pandemic also delayed the Group’s fundraising process to the last quarter of 2020. The ultimate impact of COVID-19 on the Group’s financial performance and results of operations will depend on numerous evolving factors that we may not be able to accurately predict, including the duration and scope of the pandemic, the impact of the pandemic on economic activity, and actions taken by governments, businesses, and individuals in response to the length of time that these disruptions exist.

With the start of COVID-19 restrictions in 2020 and throughout 2021, the Group’s adopted a flexible work program in which employees can work remotely or from the office or a mix of both. This situation could challenge the Group’s ability to manage employees, maintain a prominent level of productivity and creativity, impact financial controls, increase cyber security risk and increase the Group’s compliance costs as many employees are subject to different local regulations. Organizations worldwide have seen an increased phishing and ransomware risk as bad actors try to take advantage of remote workplace vulnerabilities. Our own systems are subject to such increased threats.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.3	LEBANON OPERATING ENVIRONMENT

The Group has limited operations in Lebanon that have been witnessing, since the last quarter of 2019, severe events that have set off an interconnected fiscal, monetary and economic crisis as well as a deep recession.

The unofficial capital controls, economic recession and hyperinflation, resulted in a multitude of exchange rates whereby the official rate set by the Lebanese Central Bank (Banque Du Liban) still stands at 1,507.5 LBP / US Dollar while parallel unofficial exchange rates significantly depreciated the Lebanese pounds (“LBP”) against US Dollar.

Commercial transactions in Lebanese pounds were initially recognized based on the official rate of 1,507.5 LBP / US Dollar set by the Lebanese Central Bank (Banque Du Liban), as this is the contractually agreed exchange rate

Translation of all monetary assets and liabilities and foreign currency transactions at the official exchange rate does not always represent a reasonable estimate of expected cash flows in Lebanese pounds that would have to be generated / used from the realization of such assets or the payment of such liabilities at the date of the transactions or at the date of the financial statements. The monetary assets and liabilities in Lebanese pounds and the related foreign exchange losses, were reflected in these financial statements at exchange rate of 22,700 LBP / US Dollar, based on “Sayrafa” platform rate which a rate released by the Lebanese Central Bank; The platform was set up in a bid to render more transparent a market that has been in limbo since the financial and economic crisis broke out. The Group has recognised a net foreign currency loss of USD 257,254 for the year ended December 31, 2021 (2020: loss USD 422,022) against trade and other receivables, contract assets, trade and other payables and contract liabilities.

3	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

3.1	Basis of preparation

The consolidated financial statements of the Group comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared on a historical cost basis, except for certain convertible notes, employees’ share based payment and warrants which have been measured at fair value, and lease liabilities, which have been measured at present value.

The preparation of the consolidated financial statements in conformity with IFRS requires the application of certain critical accounting estimates and assumptions. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas involving a greater degree of judgment or complexity, or areas in which assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.5.

The consolidated financial statements are presented in United States dollar (USD) which is also the functional currency of the Company. The Company has assessed the operation of each of its subsidiaries and determined that the functional currency of the subsidiaries is the same as the Company’s functional currency, as each subsidiary operate as an extension of the Company since they lack the required autonomy and are dependent on the Company and other subsidiaries in providing their services. The USD is considered the functional currency of the Company as it is the main currency that influences the sales prices for services, cost of revenues, expenses and financing activities.

The consolidated financial statements have been rounded off to the nearest USD, except when otherwise indicated. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognized in the consolidated statement of comprehensive income within foreign exchange loss, net.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.2	Basis of consolidation

The Group financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, each year. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that control ceases. The financial statements of subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. Intra-group balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Non-controlling interests represent the equity in subsidiaries that is not attributable, directly or indirectly, to the Parent shareholders.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

➢	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),
➢	Exposure, or rights, to variable returns from its involvement with the investee, and
➢	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

➢	The contractual arrangement with the other vote holders of the investee
➢	Rights arising from other contractual arrangements
➢	The Group’s voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interests and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.2	Basis of consolidation (continued)

Details of subsidiaries as at December 31, 2021 and December 31, 2020 were as follows:

Subsidiaries	% of shareholding 2021	% of shareholding 2020	Country of Incorporation	Principal activities

Anghami Technologies Ltd	100%	100%	UAE	Music streaming
Anghami FZ LLC	100%	100%	UAE	Music streaming
Digimusic SAL Offshore	94%	94%	Lebanon	Music streaming
Anghami UK	100%	100%	United Kingdom	Music streaming
Anghami KSA*	100%	-%	Saudi Arabia	Music streaming
Anghami for Digital Content*	100%	-%	Egypt	Music streaming

The carrying amount of the Company’s investment in the subsidiary and the equity of the subsidiary is eliminated on consolidation.

*	Consolidation of entities under Parent’s control

Before the year ended 31 December 2021 the shares of Anghami KSA and Anghami for Digital Content (“ADC”) were held by employees as nominees on behalf of the Group. The Group had a binding and irrevocable undertakings with each nominee that enables the Group to:

(1)	control and direct all of Anghami KSA and ADC activities and enables the Group’s senior management and Board of Directors to make all operational and financial decisions and obliges the appointed nominees to strictly follow the Group’s directions and decisions;

(2)	exercise its power over all operating and financial decisions to receive all the rights, returns and obligations generated from Anghami KSA and ADC; and

(3)	control the ownership and transfer of the shares relating to Anghami KSA and ADC.

In March 2021, Anghami KSA’s ownership was legally transferred to Anghami FZ LLC, and in August 2021 ADC’s legally was fully transferred to Anghami FZ LLC.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.3	Changes in accounting policies

New and amended standards and interpretations

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those used in the previous year, except for the adoption of the amendment and improvements to standards effective as of January 1, 2021:

-	Amendments to IFRS 7 and IFRS 9 – Interest Rate Benchmark Reform – Phase 2

The adoption of the above new amendment and improvements to standards did not impact the financial position or performance of the Group.

New and revised IFRS	Effective for annual periods beginning on or after
Amendments to IAS 8 – Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 1 and IFRS Practice statement 2	January 1, 2023
Amendments to IAS 41 - Taxation in fair value measurements	January 1, 2022
Amendments to IFRS 9 - Fees in the ’10 per cent’ test for derecognition of financial liabilities	January 1, 2022
Amendments to IFRS 1 - Subsidiary as a first-time adopter	January 1, 2022
Amendments to IAS 37 - Onerous Contracts: Costs of Fulfilling a Contract	January 1, 2022
Amendments to IAS 16 - Proceeds before Intended Use	January 1, 2022
Amendments to IFRS 3 - Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 1 - Classification of Liabilities as Current or Non-current	January 1, 2023
IFRS 17 - Insurance Contracts	January 1, 2023

3.4	Summary of significant accounting policies

Revenue recognition

Subscription revenue

The Group generates subscription revenue from the sale of the premium service in which customers can listen on-demand and offline. Premium services are sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. The Group satisfies its performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. Premium services are paid in advance.

Premium partner subscription revenue is based on a per-subscriber rate in a negotiated partner agreement. Under these arrangements, a premium partner may bundle the premium service with its existing product offerings or offer the premium service as an add-on to their services. Payment is remitted to the Group through the premium partner. The Group assesses the facts and circumstances, including whether the partner is acting as a principal or agent, of all partner revenue arrangements and then recognizes revenues either gross or net. Premium partner services, whether recognized gross or net, have one material performance obligation, which is the delivery of the premium service. The service provided by the premium partners is to act as a payment gateway to collect the subscription fees and transfer it to the Group against receiving a fee calculated as a percentage of revenue collected. The Group has assessed each of its premium partner subscription revenue agreements and concluded that revenue should be recognized on a gross basis as the Group controls the music streaming service provided to the premium users and remains responsible to deliver the music streaming services at the agreed quality during the full subscription period; in addition, the Group has full discretion in determining the price of the music streaming services offered. The fees paid to the premium partner against the services provided by them is recognized as part of cost of revenue in the consolidated statement of comprehensive income.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.4	Summary of significant accounting policies (continued)

Revenue recognition (continued)

Additionally, the Group sells premium subscriptions to third party service providers who bundle the purchased premium subscriptions with other services and products they deliver to their end-users. Under this product, the third-party service providers are the Group’s customers and not their end-users. The Group’s only material performance obligation is the delivery of the music streaming service. The third-party service providers do not provide any services to the Group. The Group recognizes the revenue received from such third-party service providers over the sold premium subscriptions and vouchers validity period which starts on their respective activation day.

Ad-Supported revenue

The Group’s advertising revenue is primarily generated through display, audio, and video advertising delivered through advertising impressions. The Group’s advertising revenue is generated through:

(1)	Agency Sales Channel: the Group entered into an arrangement with an advertising agency that sells ads campaigns to global and regional brands. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an Insertion Order (“IO”) that specifies the terms of the arrangement such as the type of ad product, pricing, insertion dates, and number of impressions in a stated period. The advertising agency promotes the Group’s advertising products based on a pre-agreed sales commission based on generated revenue. The Group sets the pricing schedule for ads impressions and approves the ads before their display on the Anghami platform and remains responsible to deliver the advertising products to the advertising client. Advertising clients and advertising agency send for the Group’s approval the advertisement to be displayed on the Anghami platform and the IOs that specify the number of ads impressions, campaigns periods, and the agreed service fees.

(2)	Direct Sales Channel: the Group works directly with advertising clients. The Group’s sales team identifies and manages these advertising clients and approves their advertising campaigns sent via IOs which acts as a contract between the Group and the advertising clients.

(3)	Programmatic Advertising Channel: the Group generates Ad-Supported revenue through arrangements with certain advertising exchange platforms to distribute advertising inventory for purchase on a cost-per-thousand basis through their automated exchange. The Group has control over which ads are to be displayed on its platform, volumes and selection criteria.

(4)	Barter deals: Revenue is recorded at the fair value of non-cash consideration received or promised from the customer. The fair value is measured at contract inception .

Revenue is recognized over time based on the number of impressions delivered.

Cost of revenue

Cost of revenue consists predominantly of label and publishing costs related to content streaming, payment processing, agency fees and barter transaction costs. The Group incurs label and publishing costs to certain music record labels, music publishers, and other rights holders for the right to stream music to the Group’s users. Label and publishing costs are typically calculated using negotiated rates in accordance with license agreements and are based on either subscription and advertising revenue earned, user/usage measures, or a combination of these. The determination of the amount of the rights holders’ liability is complex and subject to a number of variables, including the revenue recognized, the type of content streamed and the country in which it is streamed, the product tier such content is streamed on, identification of the appropriate license holder, size of user base, ratio of Ad-Supported users to premium subscribers, and any applicable advertising fees and discounts, among other variables. Some rights holders have allowed the use of their content on the platform while negotiations of the terms and conditions are ongoing. In such situations, label and publishing costs are calculated using estimated rates. In certain jurisdictions, rights holders have several years to claim royalties for musical compositions and therefore estimates of the label and publishing payables are made until payments are made. The Group has certain arrangements whereby label and publishing costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is established when actual label and publishing costs to be incurred during a contractual period are expected to fall short or exceed the minimum guaranteed amounts.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.4	Summary of significant accounting policies (continued)

Cost of revenue (continued)

The expense related to these accruals is recognized in cost of revenue. Cost of revenue also includes payment processing fees for subscription revenue, server’s rental and other infrastructure costs, amortization of intangible assets, and expenses incurred to produce music content sold to brands and ads clients.

Amortization of podcast content assets is recorded over the shorter of the estimated useful economic life, or the license period (if relevant), and begins at the release of each episode. Amortization is calculated and reflected in line with the expected pattern of consumption of future economic benefits embodied in the asset. We make payments to podcast publishers, whose content we monetize through advertising sales.

The Group incurs expenses from barter deals with third parties where the Group receives advertising services which can be reliably measured at the fair value of those advertising services.

Selling and marketing expenses

Sales and marketing expenses are primarily comprised of marketing campaigns on digital platforms, outdoor campaigns, advertising agency cost and cost of working with record labels and artists to promote the availability of new releases on the Group’s platform.

General and administrative expenses

General and administrative expenses are comprised primarily of employee compensation and benefits for functions such as accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs, director fees, depreciation of property and equipment and the provision for employee share-based compensations.

Income tax expense

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of comprehensive income except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized on all temporary differences at the reporting date between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, with the following exceptions:

Where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;

In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and

Deferred tax assets are recognized only to the extent that it is probable that a taxable profit will be available against which the deductible temporary differences and carried forward tax credits or tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the reporting date.

Current and deferred tax is charged or credited directly to other comprehensive income or equity if it relates to items that are credited or charged to, respectively, other comprehensive income or equity. Otherwise, income tax is recognized in the consolidated statement of comprehensive income.

The withholding tax (WHT) incurred on distributions from foreign jurisdiction are comprised of distributions made from subsidiary entities (mainly Anghami KSA and ADC) to the Company. In addition, WHT include taxes paid by the Group for income generated from Telco partners. These Telco partners operate in countries where the Group does not have an operating entity and has service agreements with Telco companies. The tax on services performed by non-resident company is deducted from the Group’s payments received from the Telco partners based on WHT rates for the respective countries which are established as part of the existing WHT regimes for each country. WHT has been presented with the income taxes in these consolidated financial statements.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.4	Summary of significant accounting policies (continued)

Share-based compensation

Employee share-based compensation

Employees of the Group receive remuneration in the form of share-based compensation transactions, whereby employees render services in consideration for equity instruments. The cost of equity-settled transactions with employees is determined by the fair value at the date of grant using an appropriate valuation model. The cost is recognized in the consolidated statement of comprehensive income, together with a corresponding credit to other reserves in equity, over the period in which the service conditions are fulfilled.

The cumulative expense recognized for equity-settled transactions with employees at each reporting date until the vesting date reflects the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense for a period generally represents the movement in cumulative expense recognized at the beginning and end of that period and is recognized in employee share-based compensation. When the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for modifications that increase the total fair value of the share-based compensation transaction or are otherwise beneficial to the grantee as measured at the date of modification. There were no modifications to any share-based compensation transactions during 2021 and 2020.

Share-based payment to service provider

The cost of other equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in Note 19.

That cost is recognized in general and administrative expense (Note 8), together with a corresponding increase in equity (other capital reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the consolidated statement of comprehensive income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

The assumptions and models used for estimating fair value for share-based compensation transactions are disclosed in Note 19.

IFRS 16 Leases

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. Our incremental borrowing rate is determined based on estimates and judgments, including our credit rating and a credit spread.

After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.4	Summary of significant accounting policies (continued)

IFRS 16 Leases (continued)

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value (i.e., below USD 5,000, when new). Lease payments on short- term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Right-of-use assets (ROU)

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

●	Office spaces	5 years

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset (or assets) and the arrangement conveys a right to use the asset (or assets), even if that asset is (or those assets are) not explicitly specified in an arrangement.

Trade and other receivables

A trade receivable represents the Group’s right to an amount of consideration that is unconditional (i.e. only the passage of time is required before payment of the consideration is due). Trade receivables are stated at original invoice amount less a provision for any uncollectible amount.

Contract assets and contract liabilities

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

Contract liabilities

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related subscription services. Contract liabilities are recognized as revenue when the Group performs its obligations under the contract (i.e., transfers control of the services to the customer).

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.4	Summary of significant accounting policies (continued)

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment in value.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets at the following rates:

Furniture and fixtures	3-5 years
Office and computer equipment	5 years
General installations	5 years

The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount.

Expenditure incurred to replace a component of an item of equipment that is accounted for separately is capitalized and the carrying amount of the component that is replaced is written off. Other subsequent expenditure is capitalized only when it increases future economic benefits of the related item of property and equipment. All other expenditure is recognized in the consolidated statement of comprehensive income as the expense is incurred.

Intangible assets

The Group recognizes internal application and content development costs, podcasts and original content as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Until development of the underlying intangible asset is completed and is available for intended use, the costs incurred are reflected as work in progress.

Intangible assets with finite lives are typically amortized on a straight-line basis over their estimated useful lives, typically over 3 to 5 years. Intangibles are assessed for impairment whenever there is an impairment indication like change in technology, consumer behavior and adverse economic conditions. The amortization period and the amortization method for an intangible asset are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization of intangible assets is recognized in the consolidated statement of comprehensive income in the cost of revenue category consistent with the function of the intangible assets.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of comprehensive income.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.4	Summary of significant accounting policies (continued)

Financial instruments

i).	Financial assets

Initial recognition and measurement

The Group’s financial assets are comprised of cash and cash equivalents, trade and other receivables, due from related parties and contract assets. All financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.

Trade receivables that do not contain a significant financing component are measured at the transaction price determined under IFRS 15 ‘Revenue from Contracts with Customers’.

In order for a financial asset to be classified and measured at amortized cost, it needs to give rise to cash flows that are ‘solely payments of principal and interest’ (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

For more information on receivables, refer to Note 15.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in two categories:

a)	Amortized cost

b)	Financial assets at fair value through profit or loss

Amortized cost

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

-	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (‘EIR’) method and are subject to impairment. Gains and losses are recognized in the consolidated statement of comprehensive income when the asset is derecognized, modified or impaired.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with net changes in fair value recognized in the consolidated statement of comprehensive income.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.4	Summary of significant accounting policies (continued)

Financial instruments (continued)

i).	Financial assets (continued)

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables, the Group applies a simplified approach in calculating ECLs whereby it recognizes a loss allowance based on lifetime ECLs for each ageing bracket. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 365 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. These write-offs are recorded in the company’s general and administrative expenses.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire; or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset.

Cash and cash equivalents

For the purpose of consolidated statement of cash flows, cash and cash equivalents comprise cash on hand, deposits with financial institutions, and balances with original maturity of less than three months, which are subject to insignificant risk of changes in fair value. Bank overdrafts are included in cash and cash equivalents for the consolidated statement of cash flows.

ii).	Financial liabilities

Initial recognition and measurement

The Group’s financial liabilities are comprised of trade and other payables and accruals, due to related parties and other liabilities, including bank overdraft, lease liabilities and convertible notes. Financial liabilities are recognized initially at fair value and in the case of loans and borrowings fair value of the consideration received less directly attributable transaction costs.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.4	Summary of significant accounting policies (continued)

Financial instruments (continued)

ii).	Financial liabilities (continued)

Subsequent measurements

After initial recognition, financial liabilities are subsequently measured at amortized cost using the effective interest method or fair value through profit or loss. The effective interest method amortization is included in finance costs and fair value changes are included in the finance costs or finance income in the consolidated statement of comprehensive income. Certain convertible notes include embedded derivatives designated at fair value through profit or loss are subsequently remeasured at fair value.

Financial liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term.

Gains or losses on liabilities held for trading are recognized in the consolidated statement of comprehensive income.

Convertible notes that include an embedded derivative designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. After initial recognition, financial liabilities at fair value through the profit or loss are subsequently re-measured at fair value at the end of each reporting period with changes in fair value recognized in finance costs or finance income in the consolidated statement of comprehensive income. The Group has designated the convertible notes 1 and 2 at fair value through profit or loss.

Financial liabilities at amortized cost (loans and borrowings)

This category generally applies to interest-bearing loans and borrowings, lease liabilities and certain convertible notes. After initial recognition, interest-bearing loans and borrowings, lease liabilities and certain convertible notes are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the finance costs/income line item in the consolidated statement of comprehensive income when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR.

The EIR amortization is included as finance cost in the consolidated statement of comprehensive income.

Derecognition

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire.

Gains and losses are recognized in the consolidated statement of comprehensive income when the financial liabilities are derecognized.

Employees’ end of service benefits

The Group makes contributions to the Lebanese National Social Security Fund and provides end of service benefits to its employees in accordance with the Lebanese labor law. The entitlement to these benefits is based upon the employees’ length of service, the employees’ salaries, the Group’s contributions to the National Social Security Fund and other requirements outlined in the Lebanese labor law. The expected costs of these benefits are accrued over the period of employment. Other subsidiaries account for these benefits in accordance with their local labor laws.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.4	Summary of significant accounting policies (continued)

Accounts payable and accruals

Liabilities are recognized for amounts to be paid in the future for goods or services received, whether billed by the supplier or not.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the consolidated statement of comprehensive income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Government Grants

Government grants are recognized where there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

The Group has chosen to present grants related to an expense item as other operating income in the consolidated statement of comprehensive income.

The Group has also chosen to present the non-monetary asset granted using its nominal value amount.

Interest income and expense

Interest income and expense are recognized in the consolidated statement of comprehensive income using the effective interest rate method. The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

●	the gross carrying amount of the financial asset; or

●	the amortized cost of the financial liability.

When calculating the effective interest rate for financial instruments other than purchased or originated credit-impaired assets, the Group estimates future cash flows considering all contractual terms of the financial instrument, but not ECL.

The calculation of the effective interest rate includes transaction costs and fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or financial liability.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.4	Summary of significant accounting policies (continued)

Current versus non-current classification

The Group presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is:

-	Expected to be realized or intended to be sold or consumed in the normal operating cycle,

-	Held primarily for the purpose of trading,

-	Expected to be realized within twelve months after the reporting period, or

-	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when:

-	It is expected to be settled in the normal operating cycle,

-	It is held primarily for the purpose of trading,

-	It is due to be settled within twelve months after the reporting period, or

-	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The Group classifies all other liabilities as non-current.

Joint Venture

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Group’s investment in its joint venture is accounted for using the equity method.

Under the equity method, the investment in a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the joint venture since the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is not tested for impairment separately.

The consolidated statement of comprehensive income reflects the Group’s share of the results of operations of the joint venture. In addition, when there has been a change recognized directly in the equity of the joint venture, the Group recognizes its share of any changes, when applicable, in the consolidated statement of changes in equity.

The financial statements of the joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired; If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognizes the loss within ‘Share of profit of an associate and a joint venture’ in the consolidated statement of comprehensive income.

Upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.4	Summary of significant accounting policies (continued)

Impairment of non-financial assets

Management determines at each reporting date whether there are any indicators of impairment relating to the Group’s property and equipment including intangible assets. A broad range of internal and external factors are considered as part of the indicator review process.

The Group’s impairment testing for non-financial assets is based on calculating the recoverable amount of each asset. Recoverable amount is the higher of value in use and fair value less costs to sell.

Impairment losses of continuing operations are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset

3.5	Significant accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, and equity in the consolidated financial statements and the accompanying disclosures. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events.

Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The areas where judgements, assumptions and estimates are significant to the consolidated financial statements are:

Judgements

Determining the lease term of contracts with renewal and termination options – Group as lessee

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination.

Estimates and assumptions

Leases - Estimating the incremental borrowing rate

As most of the Group’s lease agreements do not provide an implicit rate of return, the Group uses its incremental borrowing rate based on the information available at the lease commencement date to determine the present value of lease payments. The Group’s incremental borrowing rate is determined based on estimates and judgments, including the credit rating of the Group’s leasing entities and a credit spread. See Note 20.

Share-based payments

The Group measures the cost of equity-settled transactions with employees and non-employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using an appropriate model or by reference to a market transaction which required the determination of the appropriate inputs, specifically the probability of vesting. These assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in Note 19.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.5	Significant accounting judgements, estimates and assumptions (continued)

Estimates and assumptions (continued)

Agreements and arrangements

The Group’s agreements and arrangements with rights holders for the content used on its platform are complex. Some rights holders have allowed the use of their content on the platform while negotiations of the terms and conditions are ongoing. In certain jurisdictions, rights holders have several years to claim royalties for musical composition and therefore estimates of the royalty accruals are based on available information and historical trends. The determination of label and publishing cost accruals requires a significant volume of data as well as involves significant judgements and estimates of the amounts to be paid.

Useful lives of intangible assets

The Group’s management determines the estimated useful lives of its intangible assets for calculating amortization. This estimate is determined after considering the expected economic life of the asset. Management reviews the residual value and useful lives annually and future amortization charges would be adjusted where the management believes the useful lives differ from previous estimates.

Estimated credit losses

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Convertible notes

The fair value of the Group’s convertible notes are estimated using valuation techniques using inputs based on management’s judgment and conditions that existed at each reporting date for determination of the market rate used to calculate the fair value of liability.

Estimation in Capitalization of Engineering Costs

The Group capitalizes its Engineering cost based on the percentage derived from number of hours spent by each individual engineers on tasks such as application development to total number of hours spent by engineers, estimates are made to determine the number of hours spent by each engineer; it is then multiplied by their respective salaries in order to determine what is the amount to be capitalized to intangible assets.

Uncertain tax positions

In determining the amount of current and deferred income tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes, interest or penalties may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expense in the period that such a determination is made.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	REVENUE FROM CONTRACTS WITH CUSTOMERS

	2021	2020
	USD	USD
Revenue from contracts with customers
Revenue from subscriptions	25,664,145	24,715,271
Revenue from advertisement (1)	9,840,247	5,803,085
	35,504,392	30,518,356

Goods and services transferred at a point in time	9,840,247	5,803,085
Goods and services transferred over time (2)	25,664,145	24,715,271
	35,504,392	30,518,356

(1)	Revenue from advertisement include barter transactions amounting to USD 475,528

(2)	The comparative figures in the revenue note, has been reclassified to conform to the current year presentation. Those reclassifications did not have any effect on the previously reported equity or loss of the Company

Contract assets

The Group’s contract assets from contracts with customers consist only of accrued income. Accrued income is mainly comprised of subscription fees due from customers not yet billed. Revenue is recognized over time as the services are performed. As of December 31, 2021, and 2020, the Group had accrued income of USD 2,164,205 and USD 1,272,390 respectively.

Contract liabilities

The Group’s contract liabilities from contracts with customers consist only of deferred revenue. Deferred revenue is mainly comprised of subscription fees and vouchers sold collected in advance for services not yet performed and therefore their revenues have not been recognized. Revenue is recognized over time as the services are performed. As of December 31, 2021, and 2020, the Group had deferred revenue of USD 3,150,431 and USD 2,306,502 respectively. This balance will be recognized as revenue as the services are performed, which is generally expected to occur over a period up to a year.

Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2021, and 2020 is USD 2,306,502 and USD 1,388,640 respectively.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	SEGMENT INFORMATION

The Group has two reportable segments: Premium and Ad-Supported. Segments were identified based on the Group’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the business. The Premium service is a paid service in which customers can listen on demand and offline. Revenue for the Premium segment is generated through subscription fees. The Ad-Supported service is free to the user. Revenue for the Ad-Supported segment is primarily generated through the sale of advertising across the Group’s content. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed with the rights holders. The remaining cost of revenue items that are not specifically associated to either of the segments are allocated based on user activity in each segment. No operating segments have been aggregated to form the reportable segments.

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	2021	2020
	USD	USD

Premium segment
Revenue	25,664,145	24,715,271
Cost of revenue	(21,863,278)	(18,772,861)
Gross profit	3,800,867	5,942,410

Ad-Supported segment
Revenue	9,840,247	5,803,085
Cost of revenue	(4,599,359)	(3,573,660)
Gross profit	5,240,888	2,229,425

Consolidated
Revenue	35,504,392	30,518,356
Cost of revenue	(26,462,637)	(22,346,521)
Gross profit	9,041,755	8,171,835

Reconciliation of gross profits

Selling and marketing, operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall group basis. The reconciliation between reportable segment gross profit to the Group’s loss before tax is as follows:

	2021	2020
	USD	USD

Segment gross profit	9,041,755	8,171,835
Selling and marketing expenses	(8,013,933)	(5,284,152)
General and administrative expenses	(11,017,765)	(5,204,627)
Consultancy and professional fees	(6,120,494)	(231,369)
Government grants	2,546,360	-
Finance costs	(2,679,763)	(1,764,682)
Finance income	145,107	137,397
Other income	41,419	60,497
Share of loss of a joint venture	(94,210)	-
Foreign exchange loss, net	(1,558,780)	(1,126,851)
Loss before tax	(17,710,304)	(5,241,952)

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	SEGMENT INFORMATION (continued)

Revenue by market

	2021	2020
	USD	USD

Egypt	8,898,645	6,119,713
KSA	8,287,578	10,027,692
UAE	5,980,102	4,100,221
Lebanon	4,834,760	4,519,232
Kuwait	1,903,202	1,763,482
Jordan	1,043,768	854,517
Others*	4,556,337	3,133,499
	35,504,392	30,518,356

Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is viewed.

*	There is no individual geographical market other than those disclosed above which would constitute more than 5% of the total revenue.

6	COST OF REVENUE

	2021	2020
	USD	USD

Content acquisition and royalty costs	15,739,013	12,600,373
Payment processing and agency fees	6,339,355	6,819,022
Technology infrastructure costs	2,957,199	2,152,996
Amortization of intangible assets (note 14)	711,919	623,276
Online and other costs	239,623	150,854
Barter transaction cost	475,528	-
	26,462,637	22,346,521

7	SELLING AND MARKETING EXPENSES

	2021	2020
	USD	USD

Advertising expenses	3,105,512	2,359,656
Marketing and branding expenses	4,908,421	2,924,496
	8,013,933	5,284,152

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	GENERAL AND ADMINISTRATIVE EXPENSES

	2021	2020
	USD	USD

Salaries and other related benefits	7,655,816	3,507,055
Employees’ share-based compensation (note 19)	801,450	564,284
Rent and related charges (note 20)	474,865	89,362
Travel expenses	416,435	84,114
Utilities	202,052	73,465
Insurance expense	218,801	65,997
Provision for expected credit losses (note 15)	235,164	-
Write-off receivables	160,715	8,501
Depreciation of property and equipment (note 13)	155,742	150,736
Depreciation of rights-of-use assets (note 20)	84,884	85,117
Provision for employee’s end of service benefit (note 21)	43,477	33,717
License fees	139,588	290,148
Taxes	157,826	25,142
Other expenses	270,950	226,989
	11,017,765	5,204,627

9	FINANCE COSTS

	2021	2020
	USD	USD

Interest on convertible loans (note 24)	1,836,468	188,138
Fair value movements on convertible notes (note 24)	453,331	1,291,551
Interest on working capital loans (note 24)	221,372	-
Bank interest and other charges	110,813	60,844
Interest on lease liabilities (note 20)	57,779	74,149
Transaction and other costs	-	150,000
	2,679,763	1,764,682

10	CONSULTANCY AND PROFESSIONAL FEES

	2021	2020
	USD	USD

Consultancy fees	3,583,286	85,241
Audit fees	1,399,593	40,513
Legal Fees	1,137,615	105,615
	6,120,494	231,369

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	GOVERNMENT GRANTS

	2021	2020
	USD	USD

At 1 January	-	-
Received during the year	2,336,517	-
Amount recognized in the statement of profit or loss	(2,546,360)	-
At 31 December	209,843	-

	2021	2020
	USD	USD

Current assets	601,612	-
Non-current liabilities	(310,163)	-
Current liabilities	(81,606)	-
	209,843	-

The Company entered into an agreement with Abu Dhabi Investment Office (ADIO) a government entity established in Abu Dhabi on December 23, 2020 in order for the latter to move its regional and global headquarters to Abu Dhabi including R&D center where a subsidiary has been incorporated and registered in the Abu Dhabi Global Market, and to create a skilled-employment opportunities and ensure a positive social and economic impact on the Emirate of Abu Dhabi. ADIO will make available the financial incentives to the Company as part of the agreement.

Government grants have been received for the payment of salaries and salaries related expenses as well as purchases of certain items of property and equipment.

There are no unfulfilled conditions or contingencies attached to these grants.

As of December 31, 2021 the company had a grant receivable of USD 601,612 which was received in February 2022.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	INCOME TAX

The major components of income tax expense for the years ended December 31, 2021 and 2020 are:

	2021	2020
	USD	USD
Consolidated statement of comprehensive income
Current income tax:
Current income tax charge	343,275	481,730

Deferred income tax
Relating to origination and reversal of temporary differences	(3,272)	19,508
Income tax expense reported in the consolidated statement of comprehensive income	340,003	501,238

Reconciliation of tax expense and the accounting profit multiplied by the Group’s tax rate for 2021 and 2020:

	2021	2020
	USD	USD

Accounting loss before tax	(17,710,304)	(5,241,952)
Expected tax charge/(credit) at the statutory tax rate of 0% in Cayman Islands	-	-
Effect of different tax rates of subsidiaries operating in other jurisdictions	(616,272)	103,299
Effect of expenses that are not deductible in determining taxable profit	37,225	21,144
Unrecognized tax losses during the year	614,932	-
Withholding tax expenses incurred on revenue from foreign jurisdictions	311,042	372,226
Others	(6,924)	4,569
At the effective income tax rate of -1.92% % (2020: -9.56%)	340,003	501,238

Deferred tax asset relates to the following:

	Consolidated statement of financial position		Consolidated statement of comprehensive income
	2021	2020	2021	2020
	USD	USD	USD	USD

Provisions	-	-	-	7,564
Accelerated depreciation for tax purposes	(14,625)	(17,898)	(3,272)	-
Losses available for offsetting against future taxable income	-	-	-	11,944
Deferred tax expense / (benefit)				19,508
Deferred tax (liabilities) / assets	(14,625)	(17,898)	(3,272)

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	INCOME TAX (continued)

Based on the latest available forecast of future profits, the Group has determined USD nil of tax losses (2020: nil) are unlikely to be utilized in the foreseeable future.

The Group’s exposure to taxes stems from:

(1)	Anghami KSA: established in the Kingdom of Saudi Arabia and is subject to 5% withholding tax and 20% corporate income tax;
(2)	Anghami for Digital Content (ADC): established in Egypt and is subject to 20% withholding tax and 22.5% corporate income; and
(3)	Digi Music SAL (Offshore): established in Lebanon and is subject to 7.5% withholding tax.

The majority of withholding tax (WHT) incurred on distributions from foreign jurisdiction are comprised of distributions made from subsidiary entities (mainly Anghami KSA and ADC) to the Company. In addition, WHT include taxes paid by the Group for income generated from Telco partners. These Telco partners operate in countries where the Group does not have an operating entity and has service agreements with Telco companies. The tax on services performed by non-resident company is deducted from the Group’s payments received from the Telco partners based on WHT rates for the respective countries which are established as part of the existing WHT regimes for each country.

13	PROPERTY AND EQUIPMENT

The movement of property and equipment during the year is as follows:

	General installations	Office and computer equipment	Furniture & fixtures	Total
	USD	USD	USD	USD

2020
Cost
At January 1, 2020	568,712	160,571	38,044	767,327
Additions	48,235	20,027	12,226	80,488
At December 31, 2020	616,947	180,598	50,270	847,815
Depreciation
At January 1, 2020	300,128	100,052	28,846	429,026
Charge for the year (note 8)	117,868	24,054	8,814	150,736
At December 31, 2020	417,996	124,106	37,660	579,762
Net carrying amount
At December 31, 2020	198,951	56,492	12,610	268,053

2021
Cost
At January 1, 2021	616,947	180,598	50,270	847,815
Additions	204	131,679	2,496	134,379
Disposals	-	(4,162)	-	(4,162)
Write-off	(1,823)	-	-	(1,823)
At December 31, 2021	615,328	308,115	52,766	976,209
Depreciation
At January 1, 2021	417,996	124,106	37,660	579,762
Charge for the year (note 8)	111,538	37,337	6,867	155,742
Disposals	-	-	-	-
Write-off	(14,104)	(17,055)	(4,461)	(35,620)
At December 31, 2021	515,430	144,388	40,066	699,884
Net carrying amount
At December 31, 2021	99,898	163,727	12,700	276,325

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	INTANGIBLE ASSETS

The movement of intangible assets during the year is as follows:

	Application development	Originals and Sessions	Other intangibles	Work in progress	Total
	USD	USD	USD	USD	USD
2020
Cost:
At January 1, 2020	1,893,210	245,757	42,850	140,688	2,322,505
Additions	-	-	16,600	-	16,600
Additions – internally developed	775,890	7,627	-	16,701	800,218
Transferred	-	89,261	-	(89,261)	-
At December 31, 2020	2,669,100	342,645	59,450	68,128	3,139,323
Amortization:
At January 1, 2020	829,451	104,235	6,359	-	940,045
Charge for the year (note 6)	466,192	146,092	10,992	-	623,276
At December 31, 2020	1,295,643	250,327	17,351	-	1,563,321
Net carrying amount:
At December 31, 2020	1,373,457	92,318	42,099	68,128	1,576,002

2021
Cost:
At January 1, 2021	2,669,100	342,645	59,450	68,128	3,139,323
Additions	-	-	18,864	86,350	105,214
Additions – internally developed	911,599	123,851	-	38,099	1,073,549
Transferred	-	81,701	-	(81,701)	-
At December 31, 2021	3,580,699	548,197	78,314	110,876	4,318,086
Amortization:
At January 1, 2021	1,295,643	250,327	17,351	-	1,563,321
Charge for the year (note 6)	619,259	74,556	18,104	-	711,919
At December 31, 2021	1,914,902	324,883	35,455	-	2,275,240
Net carrying amount:
At December 31, 2021	1,665,797	223,314	42,859	110,876	2,042,846

Work in progress represent costs incurred in relation to internally produced originals and sessions which are not yet released as well as software being developed by a third party.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15	TRADE AND OTHER RECEIVABLES

	2021	2020
	USD	USD

Trade receivables	4,488,090	3,711,752
Prepayments	221,099	169,963
Advances paid for content and service providers	566,501	1,155,978
Other receivables	752,629	450,964
Other financial assets (1)	433,660	161,525
Allowance for estimated credit losses	(235,164)	-
	6,226,815	5,650,182
Allowance for foreign currency losses (2)	(821,268)	(825,993)
	5,405,547	4,824,189

(1)	As at December 31, 2021, the Group reclassified its bank balances in Lebanese Pounds equivalent of USD 433,660 to other financial assets due to significant devaluation of Lebanese Pounds against US Dollar caused by the ongoing political and economic situation in Lebanon.

(2)	Allowances for foreign currency losses represent translated differences between official and Sayrafa rate on trade receivables and bank balances in Lebanese Pounds as discussed in note (1) above

Trade receivables are non-interest bearing and are generally on terms of 30 to 120 days.

An analysis of expected credit losses is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., by geographical region, product type, customer type and rating, and coverage by letters of credit or other forms of credit insurance). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. These credit analysis performed by the Group resulted in an increase in the ECL of USD 235,164 as at 31 December 2021.

At December 31, 2021 and 2020, the ageing analysis of unimpaired trade receivables is as follows:

		Neither past	Past due but not impaired
		due nor	30 – 60	60 – 90	90 – 120
	Total	impaired	days	days	days	>120 days
	USD	USD	USD	USD	USD	USD

2021	4,252,926	3,863,994	113,814	200,443	61,219	13,456

2020	3,711,752	2,576,209	321,097	331,115	230,823	252,508

16	INVESTMENT IN A JOINT VENTURE

The Company holds 50% interest in Vibe Music Arabia FZ-LLC, a joint arrangement formed with Sony Music Entertainment ME FZ LLC and involved in music distribution, music label and right management and music production, re-production and recordings. Vibe Music Arabia FZ-LLC is legally separated from the entity and the Company has concluded it is a joint venture. Vibe Music Arabia FZ-LLC was legally established / incorporated on September 7, 2021 as a free zone company with limited liability in Dubai Development Authority

The Company’s interest in Vibe Music Arabia FZ-LLC is accounted for using the equity method in the consolidated financial statements. Summarized financial information of the joint venture, based on its IFRS financial statements, and reconciliation with the carrying amount of the investment in the consolidated financial statements are set out below:

December 31, 2021
USD

Company’s initial investment	142,352
Group’s share of the joint venture’s loss for the year: Profit for the year	(94,210)
Investment at 31 December	48,142

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16	INVESTMENT IN A JOINT VENTURE (continued)

Summarized statement of financial position of Vibe Music Arabia FZ-LLC:

2021
USD

Current assets	55,784
Current Liabilities	(40,501)

Summarized statement of profit or loss of Vibe Music Arabia FZ-LLC:

From September 7, 2021 till December 31, 2021
USD

General and administrative expenses	(188,356)
Finance cost	(64)
Total comprehensive loss for the year	(189,420)
Company’s share of loss for the year (50%)	(94,210)

Vibe Music Arabia FZ-LLC had no significant contingent liabilities or capital commitments as at 31 December 2021.

The Group has future commitments of USD 2,257,648 related to their investment in Vibe Music Arabia FZ-LLC

17	CASH AND BANK BALANCES

Cash and cash equivalents reflected in the consolidated statement of cash flows comprise the following statement of financial position amounts:

	2021	2020
	USD	USD

Cash on hand	193	137,509
Bank balances	649,779	5,477,261
	649,972	5,614,770
Less: bank overdrafts	(17,432)	(6,459)
Cash and cash equivalents	632,540	5,608,311

Bank overdrafts carry an interest rate between 7% - 10%.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18	ISSUED CAPITAL AND RESERVES

The Company’s capital structure for the years ended December 31, 2021 and 2020 consists of three classes of shareholding as follows:

	2021	2020
	number of shares
Authorized shares
Ordinary shares of USD each
A	200,000	200,000
B	200,000	200,000
C	100,000	100,000
	500,000	500,000

Ordinary shares issued and fully paid
A	25,697	25,697
B	55,951	52,587
C	5,578	4,458
	87,226	82,742

Class A Shares are voting shares and the holder thereof has the right to participate in the surplus assets of the Company and the right to receive dividends.

Class B Preferred Shares are Preferred Shares with the right to vote and the right in a winding up to the Liquidation Preference; and receive dividends.

Class C Shares are non-voting shares, with the right in a winding up to participate in the surplus assets of the Company and receive dividends.

During the year ended 2021, the convertible loans related to Samena Beats Holding and MEVP 1 have been converted to class B shares in the Company for respective amounts of USD 4,730,718 and USD 2,489,480 respectively and against share issuance of 2,204 and 1,160 shares.

The above-mentioned converted loans have been recorded in share premium after considering the valuation of the company, related discounts and accrued interests.

In March 2021, Anghami KSA’s ownership was fully transferred to Anghami FZ LLC, and in August 2021 ADC’s ownership was fully transferred to Anghami FZ LLC, which had respective share capital amounts of USD 8,000 and USD 13,889 that are now being eliminated in the Group’s consolidated financial statements.

Share Premium

Amount
USD

As at January 1, 2020	25,050,823

At December 31, 2020	25,050,823
Loans converted to equity	7,219,862
Transfer from other reserves during the year	(168,259)
As at December 31, 2021	32,102,426

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18	ISSUED CAPITAL AND RESERVES (continued)

Share  based payment reserves

Amount
USD

As at January 1, 2020	1,796,810
Share-based payments expense during the year	564,284
At December 31, 2020	2,361,094
Share-based payments expense during the year (note 8)	801,450
As at December 31, 2021	3,162,544

The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees (including key management personnel, as part of their remuneration) and service provider. Refer to Note 19 for further details of these plans.

19	SHARE-BASED PAYMENTS

19.1	General employee share-based payment plan (“GESP”)

Shareholders approved the establishment of the plan. General employee share-based payment plan (“GESP”) is designed to provide long-term incentives for key employees in the Group.

Under the GESP, the Group, at its discretion, may grant shares of the parent to employees, once the employee has completed two years or four years of service, depending upon the plan. Vesting of the share options is dependent on the completion of the service period of the employee. The fair value of shares granted is estimated at the date of grant using a revenue multiple approach or by reference to a market transaction and taking into account the terms and conditions on which the shares were granted. The model simulates the revenue multiple and compares it against the group of principal competitors or comparable companies, whilst applying an appropriate liquidity discount. It takes into account historical and expected probability of vesting. The current GESP program is a graded vesting shares ownership program with the following maturities:

1.	4.5 years maturity – 25% Vesting Rule: Whereby the employee gets 25% of the distributed shares for the first 18 months since the date of grant, and 25% are vested equally over the next three years.

2.	2 years maturity – 50% Vesting Rule: Whereby the employee gets 50% of the distributed evenly over two years.

GESPs are Class C non-voting preferred shares and are vested only when the employee completes the vesting period. Employee can only sell the vested shares to the Company or existing shareholders. The latter’s buying of GESP shares requires a board approval.

The shares are distributed evenly through tranches over the vesting period, where the first tranche is distributed upon the completion of service period of 18 months. The remaining three tranches are distributed at the end of each service year starting the end of the second year of service. Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or receive any guaranteed benefits.

	2021	2020
	USD	USD

Expense arising from equity-settled share-based payments (note 8)	413,402	373,077

There were no cancellations or modifications to the awards in 2021 or 2020.

	2021	2020

Outstanding shares at January 1	630	1,144
Shares granted during the year	175	-
Shares vested during the year	(454)	(514)
Outstanding shares at December 31	351	630

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19	SHARE-BASED PAYMENTS (continued)

19.2	Share based payment to service provider

The Head of International Partnerships has been granted time vested and performance vested warrants, settled in class C shares of the Company. The Group granted 1,000-time vested warrants which totally vested during the current year. Time vested warrants were granted in February 2018 and the beneficiary has the right to exercise the warrants anytime up to the maturity date on February 15, 2030. The underlying strike price to the time vested options is USD 2,000 per share. The Head of International Partnerships has allocated 200 of his time vested warrants to an international artist in May 2019. At the signature of the agreement, additional 600 performance-based warrants were granted with the same maturity date and are exercisable either when the Group achieves a USD 600 million valuation, USD 50 million in revenue, or an initial public offering is successful. The Group calculated provisions for warrants using American Options Model.

	2021	2020
	USD	USD

Expense arising from equity-settled warrants (note 8)	388,048	191,207

There were no cancellations or modifications to the awards in 2021 or 2020.

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	2021	2020
	USD	USD

Outstanding at January 1	750	500
Granted during the year	250	250
Vested during the year	-	-
Lapsed during the year	-	-
Outstanding at December 31	1,000	750
Exercisable at December 31	1,000	750

The weighted average remaining contractual life for the share options outstanding as at December 31, 2021 was 10 years (2020: 10 years). The weighted average fair value of options granted during the year was USD 1,552.19 (2020: USD 764.80) with an exercise of USD 2,000.

The impact on the fair value of the warrants with an increase or decrease in the Company’s ordinary share price of10% results in a range of USD 70,033 to USD 98,015 at December 31, 2020 and USD 325,782 to USD 414,987 at December 31, 2021.

The following table lists the inputs to the binomial model used for the plan for the years ended December 31, 2021 and 2020, respectively:

	2021	2020
	USD	USD

Weighted average fair values at the measurement date	1,552	1,481
Expected volatility (%)	67.99%	47.79%
Risk–free interest rate (%)	1.56%	1.56%
Expected life of share options (Years)	10	10
Strike Price (USD)	2,000	2,000
Vested during the period	250	250
Value per warrant	1,552.19	764.80
Total value	388,048	191,207

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20	LEASES

The Group has lease contracts for various office spaces used in its operations. Leases of such office spaces generally have lease terms between 1 and 5 years. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.

There are several lease contracts that include extension and termination options and variable lease payments.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the year:

ROU
USD

At January 1, 2020	339,770
Depreciation expense (note 8)	(85,117)
At December 31, 2020	254,653

Depreciation expense (note 8)	(84,884)
At December 31, 2021	169,769

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2021	2020
	USD	USD

As at January 1	319,413	378,914
Accretion of interest (note 9)	57,779	74,149
Payments	(136,992)	(133,650)
As at December 31	240,200	319,413

	2021	2020
	USD	USD

Current	104,233	79,214
Non-current	135,967	240,199
	240,200	319,413

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20	LEASES (continued)

The maturity analysis of lease liabilities is disclosed in Note 24

	2021	2020
	USD	USD

Depreciation expense of right-of-use assets (note 8)	84,884	85,117
Interest expense on lease liabilities (note 9)	57,779	74,149
Expenses relating to short-term lease (note 8)	474,865	89,362
Total amount recognized in profit or loss	617,528	248,628

There are no potential future rental payments, on account of extension options expected not to be exercised and termination option expected to be exercised, relating to periods following the exercise date of extension and termination options that are not included in the lease term.

21	PROVISION FOR EMPLOYEES’ END OF SERVICE BENEFITS

	2021	2020
	USD	USD

Provision as at January 1	131,109	106,569
Provided during the year (note 8)	43,477	33,717
Paid during the year	(8,573)	(9,177)
	166,013	131,109

22	TRADE AND OTHER PAYABLES

	2021	2020
	USD	USD

Trade payables (content and service providers)	6,075,269	5,374,423
Accrued content acquisition and royalty costs	8,481,666	7,944,971
Social security and taxes payable	358,702	761,227
Withholding taxes payable	11,008	223,098
Other accrued expenses	969,662	451,537
Other payables	307,757	202,486
	16,204,064	14,957,742
Foreign exchange gains	(311,935)	(547,935)
	15,892,129	14,409,807

Allowances for foreign currency losses represent translated differences between official and Sayrafa rate on trade Payables.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	AMOUNT DUE TO/FROM RELATED PARTIES

Related parties represent associated companies, shareholders, directors and key management personnel of the Group, and entities controlled, jointly controlled or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the Group’s management.

23.1	Related party balances

Due from related parties:

	2021	2020
	USD	USD
(a) Affiliated companies:
Du – UAE	339,767	318,702
Mobily – KSA	261,670	128,539
	601,437	447,241

(b) Due from related parties
Elie Habib (shareholder)	65,472	-
Vistas Media Acquisition Company	1,000,000	-
	1,666,909	447,241

A payment of USD 1,000,000 has been paid to Vistas Media Acquisition Company for the extension of the SPAC transaction for an additional 3 months period, the balance was refunded upon the completion of the Business Combination.

Due to shareholders and related parties:

	2021	2020
	USD	USD
(a) Due to shareholders
Edgard Maroun	365,847	65,283
MEVP Holding SAL	250,000	250,000
Omar Sukarieh	30,000	30,000
Choucri Khairallah	75,000	15,763
	720,847	361,046
(b) Due to a related party
MBC FZ LLC	1,350,000	1,524,086
	2,070,847	1,885,132

The above balances are interest free and have no fixed repayment terms.

(c) Convertible notes: Convertible notes from MEVP, SAMENA and SHUAA are disclosed in note 24 to the consolidated financial statements.

(d) Working capital loans: Working capital loans from MEVP and SHUAA are disclosed in note 24 to the consolidated financial statements.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	AMOUNT DUE TO/FROM RELATED PARTIES (continued)

23.2	Related party transactions

Significant transactions with related parties included in the consolidated statement of comprehensive income are as follows:

	2021	2020
	USD	USD

Marketing expense incurred to MBC FZ LLC	-	250,000

Fair value movement on convertible notes (note 24)	453,331	1,291,551

Transaction and other costs	-	150,000

Interest on convertible loans (note 24)	1,836,468	188,138

Interest on working capital loans (note 24)	221,372	-

Consultancy fees paid to Shuaa	3,100,000	-

Foreign exchange loss	-	53,917

Revenues from Du and Mobily	1,445,268	1,881,293

Fees paid to Du and Mobily (cost of revenue)	577,674	577,741

In 2019, MBC entered into agreement to provide the Group advertising services such as airtime on music and entertainment shows like ‘The Voice’ and other similar shows.

Du and Mobily utilize their network to facilitate subscription payments for the Group’s users.

23.3	Compensation of key management personnel of the Group

	2021	2020
	USD	USD

Short term employee benefits	1,088,027	1,028,329
Post-employment pension and medical benefits	30,939	19,680
Termination benefits	1,830	13,780
Share-based payment transactions	105,069	185,126
Total compensation of key management personnel of the Group	1,225,865	1,246,915

24	LOANS AND BORROWINGS

	2021	2020
	USD	USD

Convertible notes	13,805,436	12,735,835
Working capital loans	4,721,366	-
	18,526,802	12,735,835

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	LOANS AND BORROWINGS (continued)

Convertible notes

Convertible note 1

During the year 2018, the Group signed a convertible note agreement with MEVP for funds amounting to USD 1,500,000 maturing on April 2, 2020 and is subject to an interest rate of 8% per annum. Pursuant to an amended and restated convertible note agreement dated September 24, 2020, the note was extended further until April 2, 2021, subject to an interest rate of 9% per annum. On April 2, 2021 convertible note 1 matured; the outstanding balance for MEVP was converted into equity by issuance of 1,160 shares to MEVP in August 2021 where the fair value of the loan was USD 2,489,480.

Convertible note 2

During the year 2018, the Group signed a convertible note agreement with SAMENA amounting to USD 3,000,000 maturing on April 2, 2020 and is subject to an interest rate of 8% per annum. Pursuant to an amended and restated convertible note agreement dated September 24, 2020, the note was extended until April 2, 2021, subject to an interest rate of 9% per annum. On April 2, 2021 convertible note 2 matured; the outstanding balance for SAMENA was converted into equity by issuance of 2,204 shares to SAMENA in August 2021 where the fair value of the loan was USD 4,730,718.

Convertible note 3

During the year 2020, the Group signed a convertible note agreement with MEVP for funds amounting to USD 650,000 maturing on May 31, 2021 and is subject to an interest rate of 9% per annum, which has been extended at the discretion of MEVP. The convertible notes rank ahead of the ordinary shares in the event of a liquidation. MEVP provided an advance of USD 150,000 in 2019 which has been account for against the convertible note. On August 31, 2021 convertible note 3 has been extended to May 31, 2022 where Anghami has obtained a waiver on the accrual of interest for the extension period.

On February 3, 2022 this convertible note was converted into equity by issuance of 489 shares to MEVP where the fair value of the loan was USD 964,820.

Convertible note 4

During the year 2020, the Group signed a convertible note agreement and an ancillary conversion undertaking agreement with Alkonost Investment Ltd. for funds amounting to USD 5,000,000 maturing May 2022, which is subject to a profit rate of 12% per annum and for which the Group has obtained a waiver for the interest which was accrued up to August 2021. The convertible notes rank ahead of the ordinary shares in the event of a liquidation. Anghami has obtained a waiver on the accrual of interest until August 31,2021.

The Convertible note 4 agreements included certain affirmative covenants, including the delivery of audited consolidated financial statements to the holders.

On February 3, 2022 this convertible note was converted into equity by issuance of 3,514 shares to Alkonost Investment Ltd where the fair value of the loan was USD 6,933,320.

Convertible note 5

The Company has entered into a convertible loan on December 5, 2021, and an ancillary conversion undertaking agreement with Shuaa amounting to USD 6,000,000 with maturity date of February 11, 2023. The Group has the right to repay the loan interest free by February 11, 2022, however, a transaction cost of 390,000 was charged as part of the loan. After three months interest rate of 12% will be accrued monthly. At maturity date, the lenders have the option to either demand the repayment of the principal and the accrued interest at maturity or convert the outstanding loan balance at a discount to the fair market value of the Group.

On February 3, 2022 this working capital loan was converted into equity by issuance of 600,000 shares in Anghami Inc. issued to Shuaa where the fair value of the loan was USD 6,000,000.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	LOANS AND BORROWINGS (continued)

Convertible notes (continued)

The table below presents the changes in the convertible notes:

	2021	2020
	USD	USD

At January 1	12,735,835	5,655,372
Additions – convertible notes	6,000,000	5,500,000
Non-cash changes recognized in consolidated statement of comprehensive income
Changes in fair value (note 9)	453,331	1,291,551
Interest (note 9)	1,836,468	188,138
Loans converted during the year (note 18)	(7,220,198)	-
Effect of day one fair value (other reserves) *	-	100,774
At December 31	13,805,436	12,735,835

*	The amount represents day one fair value losses on loans from shareholders (MEVP and SAMENA) transferred to other reserves in equity.

The table below presents the classification and maturity of the convertible notes:

	2021	2020
	USD	USD

Fair value through profit or loss	-	6,766,866
Amortized cost	13,805,436	5,968,969
	13,805,436	12,735,835
Current	13,805,436	7,629,743
Non-current	-	5,106,092
	13,805,436	12,735,835

Liabilities measured at fair value:

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3:	techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	LOANS AND BORROWINGS (continued)

Liabilities measured at fair value: (continued)

	December 31, 2021	Level 1	Level 2	Level 3
	USD	USD	USD	USD

Financial liabilities at fair value
Convertible notes	-	-	-	-

	December 31, 2020	Level 1	Level 2	Level 3
	USD	USD	USD	USD

Financial liabilities at fair value
Convertible notes	6,766,866	-	-	6,766,866

During the year, there were no transfers between Level 1, 2 and 3 fair value measurements (2020: nil).

At December 31, 2020 and December 31, 2021, the convertible notes were valued at the assumed exchange to shares based on the fair value of the Company’s share price.

The key assumptions used to estimate the fair value of the shares were as follows:

	2021	2020
	USD	USD

Revenue multiple used to estimate enterprise value	5.6	5.8
Market interest rate	13.9%	13.9%

The fair value was based on the following drivers:

1.	Revenue multiple: as set by market multiple at the prevailing dates.

2.	Liquidity discount: estimated at 31% for emerging markets companies with similar valuation. No liquidity discount was assumed in 2021 as the Company’s shares were expected to be listed in 2022.

3.	Market rates: estimated as risk free plus credit default spread for a company with similar risk profile. In 2019, the Group was highly exposed to Lebanese market condition which resulted in high risk-free rate (calculated as the yield to maturity on Eurobonds). In 2020, the Group relocated to Abu Dhabi which decreased its risk profile thus resulting in lower risk-free rate and lower market interest rate. The credit spread is set for a highly speculative loan.

Working capital loans

Working capital loan 1

The Company has entered into a working capital loan on July 1, 2021 and an ancillary conversion undertaking agreement with Shuaa Capital amounting to USD 3,500,000. The working capital loan has three-month grace period after which an annual interest of 12% will be accrued monthly. This working capital loan has maturity of February 11, 2023 when the principal and the accrued interest is settled.

Working capital loan 2

The Company has entered into a working capital loan on September 4, 2021 with MEVP amounting to USD 1,000,000. The working capital loan has three-month grace period after which an annual interest of 12% will be accrued monthly. Cash settlement of interest and principal will occur upon the completion of the business combination with VMAC.

On March 3, 2022 this working capital loan has been settled in cash where the entire principle of USD 1,000,000 has been paid along with an interest amount of USD 67,923.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	LOANS AND BORROWINGS (continued)

Working capital loans (continued)

The table below presents the changes in the working capital loans:

2021
USD

At January 1	-
Additions – working capital loans	4,499,994
Interest (note 9)	221,372
At December 31	4,721,366

25	CONTINGENCIES AND COMMITEMENTS

25.1	Contingencies

There exist a few pending legal actions, proceedings, and claims or may be instituted or asserted against the Group. These may include but are not limited to matters arising out of alleged infringement of intellectual property; alleged violations of consumer regulations; employment-related matters; and disputes arising out of supplier and other contractual relationships. As a general matter, the music and other content made available on the Group’s service are licensed to the Group by various third parties. Many of these licenses allow rights holders to audit the Group’s royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Group’s operations or its financial position, liquidity, or results of operations.

A third party label has commenced an ad hoc arbitration action against the Group in respect of contract breach. The estimated payout is USD 5,500,000 should the action be successful.

The legal action has been waived by both parties subsequent to the year ended 31 December 2021 and accordingly, no provision for any liability has been made in these consolidated financial statements.

Based on management assessment, currently there are no material cases, claims or proceedings of such quantum which require provision or disclosure as contingent liabilities.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	CONTINGENCIES AND COMMITEMENTS (continued)

25.2	Commitments

The Group is subject to the following minimum guarantee amounts relating to investments in joint ventures and the content on its service and publishing rights, the majority of which relate to initial investments and minimum royalty payments associated with its license agreements for the use of licensed content and publishing royalties, as at December 31:

	2021	2020
	USD	USD

Less than one year	5,149,957	8,075,000
Later than one year but not more than 5 years	1,965,594	-

In addition to the minimum guarantees listed above, the Group is subject to various service agreements including a service agreement with Amazon for the use of Amazon servers and cloud as at December 31.

26	FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICIES

The Group’s principal financial liabilities comprise loans and borrowings, lease liabilities, due to related parties, bank overdrafts and trade and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group’s principal financial assets include trade and other receivables, contract assets, due from related parties and cash and cash equivalents that derive directly from its operations.

The main risks arising from the Group’s financial instruments are market risk, liquidity risk and credit risk. The Board of Directors reviews and agrees policies for managing each of these risks which are summarised below:

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. The sensitivity analyses in the following sections relate to the position as at December 31, 2021 and 2020.

Interest rate risk

The Group is not exposed to any significant interest rate risk, all convertible notes have fixed interest rates.

Credit risk

The Group seeks to limit its credit risk with respect of customers by setting credit limits and monitoring outstanding receivables and maintaining positive cash flows.

With respect to credit risk arising from other financial assets of the Group, which comprise of bank balances and trade receivables, the Group’s exposure to credit risk arises from default of the counterparty, with the maximum exposure equal to the carrying amount of these instruments. The Group seeks to limit its credit risk to banks by only dealing with reputable banks and financial institutions.

Foreign currency risk

Foreign currency risk comprises of transaction and statement of financial position risk. Transaction risk relates to the Group’s cash flow being adversely affected by a change in the exchange rates of foreign currencies against US Dollars. The consolidated statement of financial position risk relates to the risk of the Group’s monetary assets and liabilities in foreign currencies acquiring a lower or higher value, when translated into US Dollars, as a result of currency movements.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICIES (continued)

Foreign currency risk (continued)

The Group is exposed to foreign currency fluctuations on its transactions in foreign currencies, mainly in Egyptian and Lebanese Pounds. As the UAE Dirham and Saudi Riyal are pegged to the US Dollar, balances in these currencies are not considered to represent significant currency risk. The Group’s principle foreign currency risk arises from Egyptian and Lebanese Pounds denominated transaction of which the balance was USD 344,153 (2020: USD 1,749,641). The net position in Lebanese Pounds at December 31, 2021 is LBP 415,397,110, (2020: LBP 777,678,316) or USD 275,554 (2020: USD 515,873), at the official exchange rate. The net position in Egyptian Pounds at December 31, 2021 is EGP 9,733,671 (2020: EGP 21,936,397) or USD 619,707 (USD 1,233,768)

The table below indicates the Group’s foreign currency exposure at December 31 as a result of its monetary assets and liabilities. The analysis calculates the effect of a reasonable possible movement of the US Dollars rate against Egyptian and Lebanese pounds with all other variables held constant on the consolidated statement of comprehensive income.

	Increase/decrease in USD rate to the Egyptian Pound	Effect on loss before tax USD

2021	+/- 5%	30,985

2020	+/- 5%	61,688

Increase/decrease	Effect on in USD rate to the Lebanese Pound	loss before tax USD

2021	+/- 5%	915

2020	+/- 5%	25,794

Liquidity risk

The Group limits its liquidity risk primarily from the funds generated from operations to settle supplier dues and provide the Group with sufficient funds to enable it to meet its financial obligations as they fall due.

The table below summarises the maturities of the Group’s undiscounted financial liabilities, based on contractual payment dates.

	On	Less than	3 months	1 to 5
	demand	3 months	to 1 year	years	Total
	USD	USD	USD	USD	USD

December 31, 2021
Bank overdrafts	17,432	-	-	-	17,432
Lease liability	-	-	140,416	143,927	284,343
Trade and other payables	-	6,075,269	9,759,085	-	15,834,354

Total	17,432	6,075,269	9,899,501	143,927	16,136,129

December 31, 2020
Bank overdrafts	6,459	-	-	-	6,459
Lease liability	-	-	79,214	240,199	318,413
Trade and other payables	-	5,374,423	8,598,994	-	13,973,417

Total	6,459	5,374,423	8,678,208	240,199	14,299,289

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	EARNINGS PER SHARE (EPS)

Basic loss per share is computed using the weighted-average number of outstanding shares during the period. Diluted loss per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding shares and potential shares during the period. The Group’s potential shares consist of incremental shares issuable upon (1) the assumed exercise of warrants, (2) the assumed vesting of unvested shares under GESP program, and (3) conversion of the outstanding convertible notes, excluding all anti-dilutive shares outstanding during the period. The Group used the if-converted method to calculate the dilutive impact for the above convertible instruments and adjusted the numerator for changes in profit or loss.

The following table reflects the loss and share data used in the basic and diluted loss per share calculations:

	2021	2020
	USD	USD

Basic loss per share
Net loss attributable to the equity holders of the parent	(17,786,681)	(5,585,948)
Shares used in computation:
Weighted-average shares outstanding	85,966	81,823

Basic net loss per share attributable to equity holders of the parent	(206.90)	(68.27)

Diluted loss per share
Net loss attributable to the equity holders of the parent	(17,786,681)	(5,585,948)
Shares used in computation:
Weighted-average shares outstanding	85,966	81,823

Diluted net loss per share attributable to equity holders of the parent	(206.90)	(68.27)

Potential dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	2021	2020
	USD	USD

Share-based payment plans	613	1,050
Warrants	1,528	1,232
Convertible notes	7,731	5,525
	9,872	7,807

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these consolidated financial statements.

ANGHAMI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments comprise financial assets and financial liabilities.

Financial assets consist of cash and cash equivalents, trade receivables, contract assets and amount due from related party. Financial liabilities consist of trade payables, lease liability, overdrafts, convertibles notes, working capital loans and amount due to related party.

The fair values of financial instruments are not materially different from their carrying values, other than financial liabilities at fair value through profit or loss which is disclosed in note 24 to the consolidated financial statements.

29	SUBSEQUENT EVENTS

On February 3, 2022, we consummated a business combination (the “Business Combination”) pursuant to the Business Combination Agreement (the “Business Combination Agreement”), dated March 3, 2021, by and among the Company, Vistas Media Acquisition Company Inc. (“VMAC”) (which following the Business Combination changed its name to Anghami (DE), Inc.), Anghami, an exempted company incorporated under the laws of the Cayman Islands (“Anghami”), Anghami Vista 1, a Cayman Islands exempted company and wholly-owned subsidiary of the Company, and Anghami Vista 2, a Cayman Islands exempted company and wholly-owned subsidiary of the Company. As a result of the Business Combination, Anghami and VMAC have become wholly owned subsidiaries of the Company. On February 4, 2022, the Company’s ordinary shares commenced trading on the Nasdaq Global Market under the symbol “ANGH” and the Vistas Media Acquisition Company Inc. warrants to purchase Vistas Media Acquisition Company Inc. Class A Common Stock that were converted into warrants to purchase ordinary shares of Anghami commenced trading on the Nasdaq Capital Market under the symbol “ANGHW.”

In February 2022, Anghami has signed an exclusive agreement with Amr Diab, a major Arab artist, whereby his existing content is available only on the Company’s platform. In addition, the agreement entails the creation of exclusive music content over the period of the agreement as well as TV commercial and live event. As per the agreement Anghami will pay Amr Diab USD 10,000,000 over a period of 3 years.

In April 2022, Anghami signed an agreement with Rotana, one of the region’s leading Arabic label companies. Rotana’s content was removed from Anghami back in 2018 (due to an exclusive deal Rotana had with Deezer) and the current agreement reinstate all Rotana content on the Company’s platform. Contract tenure is 18 months with auto renewal options. As per the agreement Anghami will pay Rotana USD 4,500,000 over a period of 18 months.