Form 20-F
period 2022-12-31
Anghami Inc
filed 2023-05-16
CIK 1871983

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Outstanding as of December 31, 2022: 26,005,654 Ordinary Shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive offi cers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Completion of Business Combination with Vistas Media Acquisition Company Inc.

On February 3, 2022, we consummated a business combination (the “Business Combination”) pursuant to the Business Combination Agreement (the “Business Combination Agreement”), dated March 3, 2021, by and among the Company, Vistas Media Acquisition Company Inc. (“VMAC”) (which following the Business Combination changed its name to Anghami (DE), Inc.), Anghami, an exempted company incorporated under the laws of the Cayman Islands, Anghami Vista 1, a Cayman Islands exempted company and wholly owned subsidiary of the Company, and Anghami Vista 2, a Cayman Islands exempted company and wholly owned subsidiary of the Company. As a result of the Business Combination, Anghami and VMAC became wholly owned subsidiaries of Anghami Inc. On February 4, 2022, the Company’s ordinary shares commenced trading on the Nasdaq Global Market under the symbol “ANGH” and the VMAC warrants to purchase VMAC Class A Common Stock that were converted into warrants to purchase ordinary shares of the Company commenced trading on the Nasdaq Capital Market under the symbol “ANGHW.” Refer to ITEM 5. of this report for additional information within ‘Recent Developments’

Note on Presentation

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

PART I

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting Anghami Inc. Factors that may impact such forward-looking statements include:

●	our ability to attract prospective users and to retain existing users;

●	competition for users, user listening time, and advertisers;

●	risks associated with our expansion and our ability to manage our growth;

●	our ability to predict, recommend, and play content that our users enjoy;

●	our ability to effectively monetize the platform;

●	our ability to generate sufficient revenue to be profitable or to generate positive cash flow and grow on a sustained basis;

●	risks associated with the expansion of our operations to deliver non-music content, including podcasts, including increased business, legal, financial, reputational, and competitive risks;

●	potential disputes or liabilities associated with content made available on our platform;

●	risks relating to the acquisition, investment, and disposition of companies or technologies;

●	our dependence upon third-party licenses for most of the content we stream;

●	our lack of control over the providers of our content and their effect on our access to music and other content;

●	our ability to comply with the many complex license agreements to which we are a party;

●	our ability to accurately estimate the amounts payable under our license agreements;

●	operational limitations due to the minimum guarantees required under certain of our license agreements;

●	our ability to obtain accurate and comprehensive information about the compositions embodied in sound recordings in order to obtain necessary licenses or perform obligations under our existing license agreements;

●	new copyright legislation and related regulations that may increase the cost and/or difficulty of music licensing;

●	assertions by third parties of infringement or other violations by us of their intellectual property rights;

●	our ability to protect our intellectual property;

●	dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control;

●	potential breaches of our security systems;

●	interruptions, delays, or discontinuations in service in our systems or systems of third parties;

●	changes in laws or regulations affecting us;

●	risks relating to privacy and data security;

●	our ability to maintain, protect, and enhance our brand;

●	payment-related risks;

●	our ability to hire and retain key personnel;

●	our ability to accurately estimate our user metrics and other estimates;

●	risks associated with manipulation of stream counts and user accounts and unauthorized access to our services;

●	tax-related risks;

●	the concentration of voting power among our founders who have and will continue to have substantial control over our business;

●	risks related to our status as a foreign private issuer;

●	international, national or local economic, social or political conditions;

●	risks associated with accounting estimates, currency fluctuations and foreign exchange controls; and

●	impact of regional currency devaluation on our financial performance.

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

Summary of Risk Factors

Risks Related to Our Business Model, Strategy, and Performance

●	We face significant competition that might prohibit us from attracting and retaining users or monetizing our products.

●	We face operational risks associated with our growth, including attracting, retaining and motivating qualified personnel and obtaining rights to stream content on favorable terms.

●	Our business focuses on innovation and emphasizes long-term user engagement over short-term results which might not be in-line with the market’s expectations.

●	We may not be able to generate sufficient revenue to become profitable, or to generate positive cash flow. In addition, our revenue growth rate may decline due to various economic and political conditions.

●	Failure to convince advertisers of the benefits of our advertising offerings could harm our advertising revenue and thus meeting our targeted growth.

●	We may be subject to disputes or liabilities associated with content made available on our platform.

●	Our major content providers have the ability to unilaterally affect our access to music and other content.

●	We are a party to complex license agreements and have a complex royalty payment schedule, which increases the difficulty of estimating the amount payable under our license agreements or relevant statutes.

●	We are a party to revenue share agreements with telcos which have complex technical integration processes and delayed credit terms. This might hinder our ability to scale and put pressure on our financial position and cash flows.

●	Financial commitments under certain license agreements may increase our financial leverage and ultimately impact our cashflows.

●	Interruptions, delays, or discontinuations in service arising from our own systems or from third parties could harm our business.

●	We may encounter challenges and complexities regarding efficiently integrating and operating new verticals, such as offline live events (Spotlight and Anghami Lab), alongside our primary business operations.

●	Our business is subject to complex and evolving laws and regulations, including those related to copyright, privacy and data security, which may increase future compliance costs and legal fees.

●	Other risks such as failure to protect our brand, payments-related risks, fluctuation of our operating results, failure to implement and maintain effective internal control over financial reporting, lack of additional capital to support our growth a global public health crisis such as COVID-19, changes of worldwide economic conditions and significant fluctuations of exchange rates, may adversely affect our business, operating results, and financial condition.

●	We have a history of losses, and expect to incur losses and significant expenses for the foreseeable future, and our December 31, 2022 audited financial statements included disclosure that casts substantial doubt regarding our ability to continue as a going concern.

Risks Related to Intellectual Property

●	Assertions by third parties of infringement or other violation by us of their intellectual property rights could harm our business, operating results, and financial condition.

●	Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies may harm and negatively affect our reputation and our business.

●	Failure to effectively manage and remediate attempts to manipulate stream counts and attempts to gain or provide unauthorized access to certain features of our Service could undermine investor confidence.

●	Claims that Anghami does not hold necessary third-party licenses (content or publishing) may materially adversely our business and financial position.

Risks Related to Our Operations

●	We may require additional capital to fund our operation and support business growth and objectives, and this capital might not be available on acceptable terms, if at all.

●	Our products are highly technical and may contain undetected errors, bugs, or vulnerabilities, which could manifest in ways that could seriously harm our reputation and our business.

●	Various regulations related to privacy and data security concerns pose the threat of lawsuits and other liability, require us to expend significant resources, and may harm our business, operating results, and financial condition.

Risks Related to Tax

●	We are a multinational company that faces complex taxation regimes in various jurisdictions. Audits, investigations, and tax proceedings could have a material adverse effect on our business, operating results, and financial condition.

●	We face complex taxation regimes in various jurisdictions. Audits, investigations, tax proceedings and changes to tax laws, including new proposals on taxing digital companies, in any of the jurisdictions we operate, could have a material adverse effect on our business, operating results, and financial condition.

Risks Related to Doing Business in Jurisdictions in Which We Operate

●	We face geopolitical risk in the MENA Region that may have adverse impact on our business.

●	We are subject to economic and political conditions of operating in an emerging and continued instability in the Middle East.

Risks Related to Owning Our Securities

●	The trading price of our ordinary shares has been and will likely continue to be volatile.

●	We do not expect to pay cash dividends in the foreseeable future.

Risks Related to Our Status as a Foreign Private Issuer

●	As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules promulgated thereunder and the rights of our shareholders may differ from those of shareholders of a U.S. corporation.

●	We are organized under the laws of Cayman Islands and our assets are not located in the United States. It may be difficult for you to obtain or enforce judgments or bring original actions against us or the members of our board of directors in the United States.

Risks Related to Our Business Model, Strategy, and Performance

If our efforts to attract prospective users, retain existing users, and effectively monetize our products and services are not successful, our growth prospects and revenue will be adversely affected.

Our ability to grow our business and generate revenue depends on retaining, expanding, and effectively monetizing our total user base, including by increasing the number of Premium service users and the number of users of our free (“Ad-Supported”) service and finding ways to monetize content across the platform. We must convince prospective users of the benefits of our platform and our existing users of the continuing value of our platform. Our ability to attract new users, retain existing users, and convert Ad-Supported Free service users to Premium service users depends in large part on our ability to continue to offer exceptional technologies and products, compelling content, superior functionality, and an engaging user experience. Some of our competitors, including Apple, Google, and Amazon, have developed, and are continuing to develop, devices for which their music streaming services are preloaded, which puts us at a significant competitive disadvantage. As consumer tastes and preferences change on the internet and with mobile devices and other internet-connected products, we will need to enhance and improve our existing service, introduce new features, and maintain our competitive position with additional technological advances and an adaptable platform. If we fail to keep pace with technological advances or fail to offer compelling product offerings and state-of-the-art delivery platforms to meet consumer demands, our ability to grow or sustain the reach of our service, attract and retain users, and increase Premium service users may be adversely affected.

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

We have significant international operations and plan to continue to grow internationally. However, managing our business and offering our products and services internationally involves numerous risks and challenges, including:

●	difficulties in obtaining licenses to stream content from rights organizations and individual copyright owners in countries around the world on favorable terms;

●	lack of well-functioning copyright collective management organizations that are able to grant us music licenses, process reports, and distribute royalties in markets;

●	fragmentation of rights ownership in various markets causing lack of transparency of rights coverage and overpayment or underpayment to record labels, music publishers, artists, performing rights organizations, and other copyright owners;

●	difficulties in obtaining license rights to local content;

●	increased risk of disputes with and/or lawsuits filed by rights holders in connection with our expansion into new markets;

●	difficulties in achieving market acceptance of our products or services in different geographic markets with different tastes and interests;

●	difficulties in achieving viral marketing growth in certain other countries where we commit fewer sales and marketing resources;

●	difficulties in effectively monetizing our growing international user base;

●	difficulties in managing operations due to language barriers, distance, staffing, user behavior and spending capability, cultural differences, business infrastructure constraints, and laws regulating corporations that operate internationally;

●	application of different laws and regulations of other jurisdictions, including corporate governance, labor and employment, privacy, telecommunications and media, cybersecurity, content moderation, environmental, health and safety, consumer protection, liability standards and regulations, as well as intellectual property laws;

●	potential adverse tax consequences associated with foreign operations and revenue;

●	complex foreign exchange fluctuation and associated issues, including devaluation of currency in key countries that we operate in;

●	increased competition from local websites and audio content providers, some with financial power and resources to undercut the market or enter into exclusive deals with local content providers to decrease competition;

●	credit risk and higher levels of payment fraud;

●	political and economic instability in some countries;

●	region-specific effects of global pandemics (such as COVID-19);

●	compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar laws in other jurisdictions;

●	import and export controls and economic sanctions administered by the U.S. Department of Commerce’s Bureau of Industry and Security and the U.S. Department of the Treasury’s Office of Foreign Assets Control;

●	restrictions on international monetary flows; and

●	reduced or ineffective protection of our intellectual property rights in some countries.

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

These investments may not result in increased revenue or growth in our business. If we fail to continue to grow our revenue and overall business, our business, operating results, and financial condition will be harmed.

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

In the United States, the rates we incur for mechanical rights are a function of ratemaking procedure conducted by an administrative agency, Copyright Royalty Board. The most recent proceeding before the Copyright Royalty Board (the “Phonorecords IV Proceedings”) set the rates for the Section 115 compulsory license for calendar years 2023 to 2027. The Copyright Royalty Board issued its initial written determination on January 26, 2018, and set up the Mechanical Licensing Collective (the “MLC”). The MLC is a nonprofit organization designated by the U.S. Copyright Office pursuant to the Music Modernization Act of 2018. In January 2021, the MLC began administering blanket mechanical licenses to eligible streaming and download services (digital service providers or DSPs) in the United States, which we opted for and obtained a blanket license for mechanical rights in the U.S. The MLC collects the royalties due under those licenses from the DSPs and pay songwriters, composers, lyricists, and music publishers. We currently believe that the current rates will not materially impact our business, operating results, and financial condition in the U.S. as although the U.S. is our biggest market outside of the MENA Operating Area, it is currently not a significant market. However, if we do decide to expand our business (with both Arabic and international music) in the U.S., and we do not grow in revenues and users as expected or if the rates are modified to be higher than the proposed rates, our content acquisition costs could increase and impact our ability to obtain content on pricing terms favorable, which could negatively harm our business, operating results, and financial condition and hinder our ability to provide interactive features in our services, or cause one or more of our services not to be economically viable in U.S.

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

We rely on music rights holders, over whom we have no control, for the content we make available on our service. We cannot guarantee that these parties will always choose to license to it. The music industry has a high level of concentration, which means that one or a small number of entities may, on their own, take actions that adversely affect our business. For example, with respect to sound recordings, the music licensed to us under our agreements with Universal Music Group, Sony Music Entertainment, and Warner Music Group, constitutes a large portion of music consumed on our service. For the year ended December 31, 2022, this content accounted for more than 30% of streams.

Our business may be adversely affected if our access to music is limited or delayed because of deterioration in our relationships with one or more of these rights holders or if they choose not to license to us for any other reason. Rights holders also may attempt to take advantage of their market power to seek onerous financial terms from us, which could have a material adverse effect on our financial condition and results of operations, and from time to time, we have been subject to litigation relating to our licensing of music and other content.

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

Additionally, we also have license agreements that include so-called “most favored nations” provisions that require that the material terms of such agreements are the most favorable material terms provided to any music licensor, which, if triggered, could cause our royalty payments under those agreements to escalate substantially. An accrual and expense are recognized when it is probable that we will make additional royalty payments under these terms. Historically, we never incurred additional provisions relating to most favored nations provisions.

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

We rely on estimates of the market share of licensable content controlled by each content provider, as well as its own user growth and forecasted advertising revenue, to forecast whether such minimum guarantees could be recouped against our actual content acquisition costs incurred over the duration of the license agreement. To the extent that this revenue and/or market share estimates underperform relative to our expectations, leading to content acquisition costs that do not exceed such minimum guarantees, our margins may be materially and adversely affected.

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

Techniques used to gain unauthorized access to data and software are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to data pertaining to our users, including credit card and debit card information and other personal data about our users, business partners, and employees. Like all internet services, our service, which is supported by our own systems and those of third parties that we work with, is vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, or other attacks and similar disruptions from unauthorized use of our and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access to personal data. Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in the music subscription industry and may occur on our systems in the future. Because of our prominence, we believe that it is a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and ability to retain existing users and attract new users. Although we have developed systems and processes that are designed to protect our data and user data, to prevent data loss, to disable undesirable accounts and activities on the platform, and to prevent or detect security breaches, such measures may not provide absolute security, may fail, or may fail to stop such data loss or activities, and they may incur significant costs in protecting against or remediating cyber-attacks.

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

Moreover, we rely on software programmers to design our proprietary technologies, and we regularly contribute software source code under “open source” licenses and have made technology we developed available under open-source licenses. We cannot assure you that our efforts to prevent the incorporation of licenses that would require us to disclose code and/or innovations in our products will always be successful, as we do not exercise complete control over the development efforts of our programmers, and we cannot be certain that our programmers have not used software that is subject to such licenses or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to licenses that require us to publicly release the affected portions of our source code, re-engineer a portion of our technologies, or otherwise be limited in the licensing of our technologies, we may be forced to do so, each of which could materially harm our business, operating results, and financial condition.

Finally, some of the content offered on our service is generated by our users or other content creators, subjecting us to heightened risk of claims of intellectual property infringement by third parties if such users and content creators do not obtain the appropriate authorizations from rights holders.

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

We have filed, and may in the future file, patent applications on certain of our innovations. It is possible, however, that these innovations may not be patentable. In addition, given the cost, effort, risks, and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for some innovations. Furthermore, our patent applications may not be issued as granted patents, the scope of the protection gained may be insufficient or an issued patent may be deemed invalid or unenforceable. We also cannot guarantee that any of our present or future patents or other intellectual property rights will not lapse or be invalidated, circumvented, challenged, or abandoned. Neither can we guarantee that our intellectual property rights will provide competitive advantages to us. Our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes could be limited by our relationships with third parties, and any of our pending or future patent applications may not have the scope of coverage originally sought. We cannot guarantee that our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak. We could lose both the ability to assert our intellectual property rights against, or to license our technology to, others and the ability to collect royalties or other payments. Certain countries’ legal systems do not provide the same level of support for the enforcement or protection of intellectual property rights as those of the United States, and as a result, our intellectual property and proprietary rights may be subject to theft without, or with little, legal recourse.

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

We are at risk of being impacted by attempts by third parties to manipulate and exploit our software for the purpose of gaining unauthorized access to our service. If we have currently failed to successfully detect and address such issues or if in the future we fail to successfully detect and address such issues, it may have artificial effects on key performance indicators, which underlie, among other things, our contractual obligations with rights holders and advertisers, as well as harm our relationship with advertisers and rights holders. This may also impact our results of operations, particularly with respect to margins on our Ad-Supported Free service segment, by increasing the advertisement segment cost of revenue without a corresponding increase to our revenue from advertisement, and could expose us to claims for damages including, but not limited to, from rights holders, any of which could seriously harm our business. Moreover, once we detect and correct such unauthorized access and any key performance indicators it affects, investor confidence in the integrity of our key performance indicators could be undermined. These could have a material adverse impact on our business, operating results, and financial condition.

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. In connection with the audit of our consolidated financial statements for the years ended December 31, 2021, and 2022, Anghami and our independent registered public accounting firm identified certain material weaknesses in our internal controls over financial reporting.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal controls covering financial reporting, such that there is a reasonable possibility that a material misstatement of the financial statements will not be detected or prevented on a timely basis.

In 2022, the material weaknesses identified related to:

●	Lack of sufficiently skilled personnel with requisite IFRS and SEC reporting knowledge and experience;

●	Lack of sufficient entity level controls and sufficiently designed internal controls and financial reporting policies and procedures including segregation of duties, that are commensurate with SEC reporting requirements; and

●	Lack of design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of Anghami’s consolidated financial statements.

These material weaknesses, if not remediated in a timely manner, may lead to material misstatements in our future consolidated financial statements.

As an emerging growth company, Anghami’s independent registered public accounting firm was not required to and did not perform an audit of Anghami’s internal control over financial reporting, which maybe have resulted in the identification of additional deficiencies.

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

Following the identification of the material weaknesses, Anghami has begun taking measures, and we will continue to take measures, to remediate these control deficiencies. Measures to rectify the weaknesses and deficiencies include the implementation of an ERP, hiring outside consultants, provide technical training for its employees and hire internal auditors Besides, management is planning to introduce technical IFRS training namely for IFRS 15 (revenue recognition), IFRS 2 (share-based compensation), IFRS 9 (Financial Instruments), IAS 37 (provisions, contingent liabilities and contingent assets), and IAS 38 (Intangible Assets). In addition, we have hired public accountants to assist us with accounting documentation, enhancing reporting requirements and develop internal policies and procedures. We plan to establish an internal audit function to make sure we have implemented best practices in financial controls. Upon the completion of the Business Combination, we implemented Code of Ethics and Corporate Governance Guidelines in relation industry best practices.

Besides, we are in the process of implementing control mechanisms on spending to match prospective financial statements. These mechanisms include a detailed business plan for each new project to be approved by executive committee within the board. Anghami will be quarterly reporting the performance of these projects for executive committee to follow-up on performance and adjust course when needed.

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

We are an international company with offices in UAE, Saudi Arabia, Egypt and Lebanon with further plans to expand regionally. As a result of this organizational structure and the scope of our operations, we are subject to a variety of laws in different countries. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting. Additionally, as our business grows and evolves, we will become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject.

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

As per our audited financial statements, we have a material uncertainty regarding going concern

Our audited financial statements for the year ended 2022 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. However, we have suffered recurring losses from operations and have a net capital deficiency that raises substantial doubt about our ability to continue as a going concern. If we are unable to obtain additional financing or generate profitable operations our ability to continue as a going concern may be in doubt. We are currently exploring financing options and taking steps to reduce expenses and increase revenues, but there can be no assurance that we will be successful in these efforts, or that we will be able to continue as a going concern.

Risks Related to Our Operations

We may require additional capital to fund our operations and support business growth and objectives, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing services, expand into additional markets around the world, improve infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage, and have engaged, in equity and debt financing to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer additional significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common shares. Any debt financing we secure in the future also could contain restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when required, our ability to continue to fund our operations and support business growth, acquire or retain users, and respond to business challenges could be significantly impaired.

Warrant holders may not elect to exercise any of their warrants, which could significantly reduce the amount of cash we could receive from the exercise of the warrants.

Our warrants are exercisable for one ordinary share at an exercise price of $11.50 per ordinary share. The closing price of our ordinary shares on the Nasdaq on March 31, 2023 was $1.66 per ordinary share. As of such date, because the exercise price exceeded the price of our ordinary shares, our warrants were “out-of-the-money,” and we believe that it is unlikely that any warrant holder would exercise any warrants at a time when the warrants are out-of-the-money. The exercise of our warrants is discretionary by the warrant holder. Accordingly, there can be no assurance that the warrant holders will elect to exercise any or all of the warrants. To the extent that any of the warrant holders elect not to exercise their warrants or their warrants are exercised on a “cashless basis,” as may be permitted in certain circumstances, the amount of cash we would receive from the exercise of the warrants will decrease. It is also possible that we may receive no money from the exercise of our warrants.

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

We also rely on a variety of operating systems, online platforms, hardware, and networks to reach our customers. These platforms range from desktop and mobile operating systems and application stores to wearables and intelligent voice assistants. The owners or operators of these platforms may not share our interests and may restrict our access to them or place conditions on access that would materially affect our ability to access those platforms. In particular, where the owner of a platform also is our direct competitor, the platform may attempt to use this position to affect our access to customers and ability to compete. Online platforms also may unilaterally impose certain requirements that negatively affect our ability to convert users to the Premium service, such as conditions that limit our freedom to communicate promotions and offers to the users. Similarly, online platforms may force us to use the platform’s payment processing systems which may be inferior to and more costly than other payment processing services available in the market. Online platforms frequently change the rules and requirements for services like our access to the platform, and such changes may adversely affect the success or desirability of our service. Online platforms may limit our access to information about customers, limiting our ability to convert and retain them. Online platforms also may deny access to application programming interfaces (“API”) or documentation, limiting functionality of our service on the platform. There can be no assurance that we will be able to comply with the requirements of those operating systems, online platforms, hardware, networks, regulations, and standards on which our service depends, and failure to do so could result in serious harm to our business.

We face and will continue to face competition for Ad-Supported Free service users, Premium service users, and user listening time.

We compete for the time and attention of our users with other content providers on the basis of a number of factors, including quality of experience, relevance, diversity of content, ease of use, price, accessibility, perception of advertising load, brand awareness, and reputation. We compete with providers of on-demand music, which is purchased or available for free and playable on mobile devices and in the home. These forms of media may be purchased, downloaded, and owned such as iTunes audio files, MP3s, or CDs, or accessed from subscription or free online on-demand offerings by music providers or content streams from other online services. We face increasing competition for users from a growing variety of businesses, including other subscription music services around the world, many of which offer services that are similar to our service, that deliver music content over the internet, through mobile phones, and through other wireless devices. Many of our current or future competitors are already entrenched or may have significant brand recognition in a particular region or market in which we operate or seek to penetrate. We also compete with providers of internet radio both online and through connected mobile devices. These internet radio providers may offer more extensive content libraries than we offer, and some may have a broader international offering than ours. We also compete with terrestrial radio, satellite radio, and online radio. In addition, we also compete for users with providers of social media services both online and through connected mobile devices.

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

Many of the products we offer are highly technical and complex. These products or any other product we may introduce in the future may contain undetected hardware errors, software bugs, and other vulnerabilities. These errors, bugs, and vulnerabilities can manifest in any number of ways in our products, including through diminished performance, security incidents, malfunctions, service disruptions, or even permanently disabled products. We have a practice of rapidly updating our products, and as a result some errors, bugs, or vulnerabilities in our products may be discovered only after a product has been used and may in some cases be detected only under certain circumstances or after extended use. Additionally, many of our products are available on multiple operating systems and/or multiple devices offered by different manufacturers, and changes or updates to such operating systems or devices may cause errors or functionality problems in our products, including rendering our products inoperable by some users. Our products operate in conjunction with, and we are dependent upon, third-party products and services, and any error or bug in one of these third-party products or services could thwart our users’ ability to access our products and services, present a security vulnerability, and harm our reputation. Additionally, any errors, bugs, or other vulnerabilities discovered in our code or backend after release could damage our reputation, drive away users, allow third parties to manipulate or exploit our software, lower revenue, impact the stability or accuracy of our user metrics or other estimates, and expose us to claims for damages, any of which could seriously harm our business. Additionally, errors, bugs, or other vulnerabilities may-either directly or if exploited by third parties-affect our ability to make accurate royalty payments. See “Risks Related to Intellectual Property— Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements or relevant statutes.”

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

Our system for predicting user music preferences and selecting music tailored to our users’ individual music tastes is based on advanced data analytics systems and proprietary algorithms. While we have invested, and will continue to invest, significant resources in refining these technologies; however, these investments may not yield an attractive return and such refinements may not be effective. The effectiveness of our ability to predict user music preferences and select music tailored to our users’ individual music tastes depends in part on our ability to gather and effectively analyze large amounts of user data. In addition, our ability to offer users songs that they have not previously heard and impart a sense of discovery depends on our ability to acquire and appropriately categorize additional songs that will appeal to each user’s diverse and changing tastes. Although we have a large catalogue of songs available to stream, we may not be able to effectively identify and analyze additional songs that our users will enjoy. Our ability to predict and select music content that our users enjoy is critical to our service and failure to make accurate predictions could materially adversely affect our ability to adequately attract and retain users, increase hours spent by users consuming video and audio content on our app (“Content Hours”), and sell advertising to meet investor expectations for growth or to operate the business profitably.

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

Since our inception, we have incurred significant operating losses and as of December 31, 2022, had an accumulated deficit of $5,115,004. For the years ended December 31, 2022, and 2021, our operating losses were $17,379,187 and $13,564,077, respectively. We have incurred significant costs to license content and continue to pay royalties to music labels, publishers, and other copyright owners for such content. We cannot assure you that we will generate sufficient revenue from the sale of our services to offset the cost of our content and these royalty expenses. If we cannot successfully earn revenue at a rate that exceeds the operational costs, including royalty expenses, associated with our services, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis.

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

These investments may not result in increased revenue or growth in our business. If we fail to continue to grow our revenue and overall business, our business, operating results, and financial condition could be harmed.

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

We receive a high degree of media coverage in the MENA Operating Area. Unfavorable publicity regarding, for example, payments to music labels, publishers, artists, and ther copyright owners, our privacy practices, terms of service, service changes, service quality, litigation or regulatory activity, government surveillance, the actions of our advertisers, the actions of our developers whose services are integrated with our service, the use of our service for illicit, objectionable, or illegal ends, the actions of any users, the quality and integrity of content shared on our service, or the actions of other companies that provide similar services to it, could materially adversely affect our reputation. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our user base and result in decreased revenue, which would materially adversely affect our business, operating results, and financial condition.

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

Our trademarks, trade dress, and other designations of origin are important elements of our brand. We have registered “Anghami” and other marks as trademarks in New York, UK, Switzerland, UAE, Saudi Arabia, Lebanon, Egypt, Jordan, and certain other jurisdictions. Nevertheless, competitors or other companies may adopt marks similar to us or use our marks and confusingly similar terms as keywords in internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly leading to confusion among our users. Whether or not our trademark applications are denied, third parties may claim that our trademarks infringe upon their rights. As a result, we could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of our brand in those or other jurisdictions. Doing so could harm our brand or brand recognition and adversely affect our business, financial condition, and results of operation.

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

The European Union General Data Protection Regulation (“GDPR”) came into effect on May 25, 2018, and required us to change our privacy and data security practices. The GDPR implemented more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained valid consent or have another legal basis in place to justify their data processing activities. The GDPR provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could limit our ability to use and share personal data or could require localized changes to our operating model. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance. These new laws also could cause our costs to increase and result in further administrative costs to providing our service.

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

We accept payments using a variety of methods, including credit and debit card transactions. For credit and debit card payments, we pay interchange and other transaction fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our Premium Service, which could cause us to lose Premium service users and subscription revenue or suffer an increase in our costs without a corresponding increase in the price we charge for our Premium Service, either of which could harm our business, operating results, and financial condition.

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

Further, the digital advertising industry is shifting to data-driven technologies and advertising products, such as automated buying. These data-driven advertising products and automated buying technologies allow publishers and advertisers to use data to target advertising toward specific groups of users who are more likely to be interested in the advertising message delivered to them. These advertising products and programmatic technologies are currently more developed in terms of advertising technology and industry adoption on the web than they are on mobile or on other software applications and may not integrate with our desktop software version of the Ad-Supported Free service. Because the majority of our Ad-Supported Free service user hours occur on mobile devices, if we are unable to deploy effective solutions to monetize the mobile device usage by Ad-Supported Free service user base, our ability to attract advertising spend, and ultimately advertising revenue, may be adversely affected by this shift.

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

Seasonal variations in user and marketing behavior also may cause fluctuations in our financial results. We expect to experience some effects of seasonal trends in user behavior due to increased internet usage and sales of streaming service subscriptions and devices during holiday periods, such as New Year’s Eve, Eid, and Christmas. We also may experience higher advertising sales during such increased usage periods and incur greater marketing expenses as we attempt to attract new users and convert Ad-Supported Free service users to Premium service users. In addition, expenditures by advertisers tend to be cyclical and are often discretionary in nature, reflecting overall economic conditions, the economic prospects of specific advertisers or industries, budgeting constraints and buying patterns, and a variety of other factors, many of which are outside our control.

If we do not receive previously agreed financial incentives from the Abu Dhabi Investment Office, the results of our operations could be adversely affected.

Our headquarters are in Abu Dhabi, the capital of the UAE, at the Abu Dhabi Global Market (“ADGM”). The Abu Dhabi Investment Office (“ADIO”), being the Abu Dhabi government’s investment attraction and development hub, has committed to providing financial incentives to support the establishment, growth and development of our technology and research and development center in Abu Dhabi. Pursuant to the incentive program agreement entered into between ADIO and us, dated December 23, 2020, we will be entitled to receive these financial incentives, in the form of rebates, only upon meeting certain performance metrics and conditions. These include establishing the project plan (which includes setting up the new global headquarters in Abu Dhabi and moving personnel to such office), certain employment commitments and investment commitments. Based on these achievements, we will have to submit quarterly financial reports and ADIO has the right to approve these reports and determine applicable rebates payable for such quarter. If we are unable to meet these performance metrics or conditions in any quarter, or otherwise fail to receive the financial incentive payments, the results of our operations could be adversely affected. An amendment has been made to the agreement in May 2023 where certain rebate amounts have been reclassified between categories that are eligible for incentives.

If currency exchange rates fluctuate substantially in the future, the results of our operations could be adversely affected.

As we continue to expand our international operations, we become increasingly exposed to the effects of fluctuations in currency exchange rates. We incur expenses for employee compensation, rental fees, and other operating expenses in the local currency, and an increasing percentage of our international revenue is from users who pay us in currencies other than U.S. dollars, including the Lebanese Pound, Egyptian Pound, Saudi Riyal, and UAE Dirham. Our principle foreign currency risk arises from Egyptian and Lebanese Pound denominated transactions. For instance, as of December 31, 2022, we have had to reclass our bank balances in Lebanese Pounds equivalent of $17,947, to which we have applied the Sayrafa rate which is the only officially recognized platform launched by the Central Bank of Lebanon to other financial assets due to significant devaluation of Lebanese Pounds against U.S. dollar caused by the ongoing political and economic situation in Lebanon. Fluctuations in the exchange rates between the U.S. dollar and other currencies may impact expenses as well as revenue, and consequently have an impact on margin and the reported operating results. This could have a negative impact on our reported operating results. To date, we have engaged in limited hedging strategies related to foreign exchange risk stemming from our operations. These strategies may include instruments such as foreign exchange forward contracts and options. However, these strategies should not be expected to fully eliminate the foreign exchange rate risk that we are exposed to.

Egypt’s EGP currency has also experienced significant devaluation throughout 2022 and continuing into 2023. In March 2022 the EGP rose from an exchange rate of approximately 15.7 EGP/USD to approximately 18.3 EGP/USD. It further rose to approximately 24.3 EGP/USD in November 2022 and closed at 30.60 EGP/USD on April 30, 2023. This has had an adverse impact on revenue in Egypt, which is our largest market, and has pressed us to reprice several of our Telco plans in Egypt in order to mitigate the effects of the currency.

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

We are subject to income and non-income taxes in numerous jurisdictions. Income tax accounting often involves complex issues, and judgment is required in determining our worldwide provision for income taxes and other tax liabilities, if any. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax reserves as well as tax liabilities going forward. In addition, the application of withholding tax, value added tax, goods and services tax, sales taxes and other non-income taxes is not always clear, and we may be subject to tax audits relating to such withholding or non-income taxes. We believe that our tax positions are reasonable and that the tax reserves are adequate to cover any potential liability. However, tax authorities in certain jurisdictions may disagree with our position, including the propriety of our related party arm’s length transfer pricing policies and the tax treatment of corresponding expenses and income. If any of these tax authorities were successful in challenging our positions, we may be liable for additional income tax and penalties and interest related thereto in excess of any reserves established therefor, which may have a significant impact on our results and operations and future cash flow. Additionally, changes in tax laws, treaties, or regulations or their interpretation or enforcement are unpredictable. Any of these occurrences could have a material adverse effect on the results of our operations and financial condition.

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

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each of us and our direct and indirect subsidiaries (“Anghami Inc. Group”) that is a “controlled foreign corporation.” If the Anghami Inc. Group includes one or more U.S. subsidiaries, under recently enacted rules, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations regardless of whether we are treated as a controlled foreign corporation (although there are currently proposed Treasury Regulations that may significantly limit the application of these rules).

A United States shareholder of a controlled foreign corporation may be required to report annually and include in our U.S. taxable income our pro rata share of the controlled foreign corporation’s “Subpart F income” and (in computing our “global intangible low-taxed income”) “tested income” and a pro rata share of the amount of U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due from starting. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist holders in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether any holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations.

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

Although economic growth rates in the UAE remain above those of many more developed, as well as regional, markets, the UAE has experienced volatile economic growth in recent years. Economic growth or performance in the UAE, in general, may not be sustained. The UAE’s wealth remains largely based on oil and gas. Despite the UAE being viewed as being less vulnerable than some of our neighbors, due to the growth in the non-oil sector and the sizeable wealth of the government of Abu Dhabi, fluctuations in energy prices have an important bearing on economic growth. To the extent that economic growth or performance in the UAE subsequently declines, our business, financial condition and results of operations may be adversely affected. In addition, the implementation by the governments of the UAE of restrictive fiscal or monetary policies or regulations, including in respect of interest rates, or new legal interpretations of existing regulations and the introduction of taxation or exchange controls could have a material adverse effect on our business, financial condition, results of operations and prospects.

While the UAE is seen as a relatively stable political environment, certain other jurisdictions in the Middle East are not and there is a risk that regional geopolitical instability could impact the UAE. Instability in the Middle East may result from a number of factors, including government or military regime change, civil unrest or terrorism

In addition to the risks outlined regarding the UAE, operating in Egypt and Lebanon also comes with potential political and economic risks. Egypt has a history of political instability, including protests and military coups, which can disrupt economic activities. The country also faces rising inflation and strain on the currency, which has significantly devalued in 2022. On the other hand, Lebanon is facing an economic crisis and political instability, with inflation reaching 155% in 2022. Any of the foregoing circumstances could have a material adverse effect on the political and economic stability of the Middle East in general and on the countries that we operate in and, consequently, could have an adverse effect on our business, financial condition, results of operations and prospects.

It is not possible to predict the occurrence of events or circumstances such as terrorism, war or hostilities, or more generally the financial, political and economic conditions prevailing from time to time, or the impact of such occurrences or conditions, and no assurance can be given that we would be able to be profitable if adverse financial, political or economic events or circumstances were to occur. A general downturn or instability in certain sectors of the UAE, Egypt, Lebanon or the regional economy, or political upheaval therein, could have an adverse effect on our business, results of operations and financial condition. Investors should also note that our business and financial performance could be adversely affected by political, economic or related developments both within and outside the MENA Region because of interrelationships within the global financial markets.

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

The trading price of our ordinary shares has been and is likely to continue to be volatile. Since the closing of our Business Combination on February 3, 2022, through March 31, 2023, the trading price of our ordinary shares ranged from $1.54 to $33.13. The market price of our ordinary shares may fluctuate or decline significantly in response to the factors enumerated in this report, as well as other factors, many of which are beyond our control, including:

●	quarterly variations in our results of operations or those of our competitors;

●	the accuracy of our financial guidance or projections;

●	our announcements or our competitors’ announcements regarding new services, enhancements, significant contracts, acquisitions, or strategic investments;

●	the overall performance of the equity markets, including fluctuations due to general economic uncertainty or negative market sentiment;

●	any major change in our board of directors or management;

●	publication of research reports about us or our industry or changes in recommendations or withdrawal of research coverage by securities analysts; and

●	the exercises of our warrants or redemptions of warrants by us; and sales or expected sales, or repurchases or expected repurchases, of our ordinary shares by us, and our officers, directors, and significant shareholders. See “Future sales, or the perception of future sales, of our ordinary shares and/or warrants being offered by us or our existing securityholders may cause the market price of such securities to decline significantly.”

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

An active and liquid trading market for our ordinary shares may not develop, the market price may be volatile, and investors may suffer a loss.

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

There can be no assurance that our warrants will be in-the-money at any time, and they may expire worthless.

The exercise price for our public, service and private placement warrants is $11.50 per ordinary share. There can be no assurance that our warrants will be in-the-money at any time that our warrants are exercisable and prior to their expiration, and as such, our warrants may expire worthless. We cannot provide assurance that the trading price of our ordinary shares will be attractive to exercise our outstanding warrants.

The exercise of our warrants would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of March 31, 2023, we had 10,000,000 public warrants outstanding and 872,800 private warrants. To the extent our warrants are exercised, additional ordinary shares will be issued, which will result in dilution to the holders of ordinary shares and potentially increase the number of shares eligible for resale in the public market, which could cause a decline in the price of our ordinary shares. Sales of substantial numbers of ordinary shares in the public market could adversely affect the market price of our ordinary shares and warrants. See “Future sales, or the perception of future sales, of our ordinary shares and/or warrants being offered by us or our existing securityholders may cause the market price of such securities to decline significantly.”

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

Certain of our securityholders may have purchased their respective ordinary shares and/or warrants at prices lower than current market prices and may therefore experience a positive rate of return on their investment, even if our public securityholders experience a negative rate of return on their investment. In particular, prior to the consummation of VMAC’s IPO, Sponsor purchased 2,875,000 Class B shares of VMAC (“Founder Shares”), which were converted into ordinary shares at the closing of the Business Combination, for an aggregate purchase price of $25,000, or approximately $0.009 per share. Of these Founder Shares, 375,000 were forfeited by our Sponsor due to the underwriters’ not exercising the over-allotment option in connection with the IPO. As a result, the Sponsor and other shareholders are able to recognize a greater return on their investment than shareholders or holders of warrants that purchased VMAC common stock or VMAC warrants in VMAC’s IPO, in the public market thereafter, or our ordinary shares after the closing of the Business Combination. Furthermore, such shareholders may earn a positive rate of return even if the price of our ordinary shares and/or warrants declines significantly. As a result, such security holders may be willing to sell their shares and/or warrants at a price less than shareholders that acquired our shares on the public market or at higher prices than the price paid by such security holders. The sale or possibility of sale of these ordinary shares and/or warrants, including those pursuant to this prospectus, could have the effect of increasing the volatility in ordinary share and warrant price or putting significant downward pressure on the price of ordinary shares and/or warrants.

Offers or availability for sale of a substantial number of shares of our ordinary shares may cause the price of our ordinary shares to decline and could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future.

If our shareholders sell or may sell substantial amounts of our ordinary shares in the public market upon the expiration of any statutory holding period or lockup agreements or issued upon the exercise of outstanding warrants or other convertible securities, it could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our ordinary shares could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We may redeem your unexpired public warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of our ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) on each of 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption, and provided further that there is an effective registration statement covering the ordinary shares issuable upon exercise of the warrants, and a current prospectus relating thereto, available throughout the 30-day redemption period, or we have elected to require the exercise of the warrants on a “cashless basis,” and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders (i) to exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) to sell the warrants at the then-current market price when the holder might otherwise wish to hold its warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. Certain warrants held by Sponsor, or its permitted transferees are not redeemable by us so long as they continue to be held by the Sponsor or its permitted transferees.

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

We have never declared or paid any cash dividends on our share capital. We currently intend to retain any future earnings for working capital and general corporate purposes and do not expect to pay dividends or other distributions on our ordinary shares in the foreseeable future. As a result, you may only receive a return on your investment in our ordinary shares if you sell some or all of your ordinary shares after the trading price of our ordinary shares increases. You may not receive a gain on your investment when you sell your ordinary shares, and you may lose the entire amount of the investment.

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

We currently qualify as a foreign private issuer, as defined in the rules and regulations of the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. For example, some of our key executives may sell a significant amount of ordinary shares and such sales will not be required to be disclosed as promptly as companies organized within the United States would have to disclose. Accordingly, once such sales are eventually disclosed, the price of ordinary shares may decline significantly. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

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

As a “foreign private issuer,” we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023.

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

We are an exempt company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the Companies Law (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. We will also be subject to the federal securities laws of the United States. The right of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands.

The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder’s derivative action in a Federal court of the United States.

We have been advised by our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

We cannot predict if investors will find ordinary shares or warrants less attractive because we rely on these exemptions. If some investors find ordinary shares or warrants less attractive as a result, there may be a less active trading market and the share price for ordinary shares may be more volatile. When we cease to qualify as an emerging growth company, we may incur increased legal, accounting and compliance costs associated with Section 404 of the Sarbanes-Oxley Act.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

Founded in 2012, Anghami was the first music-streaming platform in the Middle East and North Africa (the “MENA Region”). Anghami’s business focuses on the following countries within the MENA Region: Algeria, Bahrain, Egypt, Iraq, Jordan, Kuwait, Lebanon, Libya, Morocco, Oman, Palestine, Qatar, Saudi Arabia, Sudan, Tunisia and UAE (together, our “MENA Operating Area”). We are now the leading regional digital music entertainment technology platform in our MENA Operating Area, with the largest catalog, offering approximately 99 million songs to more than 121 million registered users as of December 31, 2022, 1.52 million paid subscribers and 18.8 million active users, with more than 11.6 billion streams per year as of December 2022. We are a music application and platform that offers listeners in the MENA Operating Area Arabic and international music to stream and download.

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

We have licensing agreements with thousands of independent labels and distributors to provide users with access to a vast catalog of music. We have long-standing business relationships with major global labels including Universal Music Group, Sony Music and Warner Music Group. We have a physical presence in UAE, Saudi Arabia, Egypt and Lebanon, in the MENA Region to establish and maintain strong partnerships with labels, artists, brands, and telecommunication companies. In addition, we have established strategic relationships with 42 telecommunication companies across the MENA Operating Area, which we believe will help us to boost free user acquisitions and facilitate subscriptions in our effort to maintain a leading paying conversion rate amongst music streaming services in the MENA Operating Area.

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

We are headquartered in Abu Dhabi, at the ADGM, and have offices in Beirut, Dubai, Cairo and Riyadh. ADIO, being the Abu Dhabi government’s investment attraction and development hub, has committed to providing financial incentives to support the establishment, growth and development of our technology and research and development center in Abu Dhabi, subject to us meeting certain performance metrics and conditions. ADIO will make available the financial incentives to the Group as part of the agreement. The terms of the Incentive program are effective through 30 June 2025. As of December 31, 2022 we had accrued government grants of $2,055,978. The accrued government grants are due from governmental entities not yet claimed.

Corporate History and Structure

Anghami Inc. is a Cayman Islands exempted company incorporated in March 2021. Our direct and indirect key subsidiaries include:

●	Anghami, Cayman Islands exempted company incorporated in February 2012;

●	DigiMusic S.A.L. (Off-Shore), a Lebanese entity established in November 2011;

●	Anghami FZ LLC, a limited liability company, registered in the UAE, Dubai, established in May 2014;

●	Anghami for Digital Content, a joint-stock company, registered in Egypt, established in March 2017 (“ADC”);

●	Anghami KSA Co., a limited liability company, registered in the Kingdom of Saudi Arabia, established in May 2018;

●	Anghami Technologies Ltd, a limited liability company, registered in the UAE, Abu Dhabi, established in December 2020;

●	Spotlight Recreational Services LLC*, a limited liability company, registered in the UAE, Dubai.

*	On 3 June 2022, the Group acquired 100% of the shares of Spotlight Recreational Services LLC (“Spotlight”), a Company incorporated under the laws of the United Arab Emirates, pursuant to the signed sale and purchase agreement. Spotlight is engaged in operating live events. This acquisition has been accounted for in accordance with IFRS 3 Business Combinations.

In February 3, 2022, we completed the Business Combination. Prior to the closing of the Business Combination Anghami Inc, was a wholly owned subsidiary of Anghami. The following diagram illustrates our current organizational structure after the closing of the Business Combination:

Anghami Inc. is subject to certain of the informational filing requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because Anghami Inc. is a “foreign private issuer”, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of Anghami Inc. are exempt from the reporting and “short swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of common shares. In addition, Anghami Inc. is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that Anghami Inc. files with or furnishes electronically to the SEC.

The website address of Anghami Inc. is www.anghami.com/investors. The information contained on the website does not form a part of, and is not incorporated by reference into, this annual report.

B. Business Overview

Industry Overview

Global Music Recording Industry

The global music recording industry has been making a strong comeback after a period of decline in the early 2000s and is steadily achieving positive growth due in large part to the advent of music streaming. According to the International Federation of the Phonographic Industry (“IFPI”), recorded music revenue returned to growth in 2015 after the global industry’s lowest revenue in 2014 of $14 billion. After nearly two decades of piracy-driven declines, in 2015 global recorded music revenues grew more than 3.57% from the prior year, and global recorded music revenue growth accelerated in 2016 reaching $15.8 billion, an increase of 8.97% from 2015. Since that time the industry has rebounded to $24.0 billion in revenue in 2021 and further grew by 9.2% in 2022 to reach $26.2 billion. The industry, bolstered by music streaming, has now experienced nearly a decade of positive growth.

Streaming Behind Music Industry Return to Growth

The return to growth of the global recording industry was primarily driven by streaming, as its growth replaced the decline in physical music sales. According to the IFPI, streaming revenue grew by 11.5% in 2022 to reach $17.5 billion or 67.0% of global recorded revenue, with subscription revenue accounting for $12.7 billion and growing by 10.3%. There were 589 million paying subscribers in 2022, up from 523 million in 2021 and 443 million in 2020.

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

We believe that the music streaming market still has potential for significant growth and is still in its early stage. Adoption and penetration rates have plenty of room to increase both in established and growing markets. In 2022, the IFPI recorded 589 million users of paid subscription accounts in the industry generally, which is far fewer than the 5.31 billion unique mobile phone users.

Music Streaming Industry in the Middle East and North Africa Region

Decreasing popularity of physical CDs and album purchases is a global phenomenon and applicable to all music markets around the globe, including the MENA Region, which in recent years has shown significant growth in online music streaming adoption rates.

The MENA Region is particularly well suited to growth in the online music streaming space. According to IFPI report, MENA region achieved the third highest growth in recorded music revenue across all regions with a growth rate of 23.8% in 2022, and streaming accounted for 95.5% of music consumption, the highest rate of any region globally.

In addition, according to Middle East and Africa Music Streaming Market Forecast to 2027 – COVID-19 Impact and Regional Analysis By Content Type (Audio Streaming and Video Streaming), Streaming Type (Live Streaming and On-demand Streaming), and End User (Commercial and Individual) Report issued by Insight Partners in September 2020, the music streaming market in the MENA Region is expected to grow fast at a Compound Annual Growth Rate (CAGR) of 9.5% from $1.5 billion in 2019 to $3.2 billion by 2027.

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

Despite international brands such as Apple, Spotify, and Deezer entering the MENA Region, we have positioned ourselves as the leading streaming platform in the MENA Operating Area with first mover advantages due to being a local company and benefiting from its prior experience and history in the market. Our digital streaming offering benefits from and is differentiated by cultural fit, localized content and language, products adapted to local tastes and consumer behavior, an AI engine that caters to local tastes, and strong relationships with regional brands and telecommunications providers and a large user database. Today, we are one of the largest digital music streaming players in the MENA Operating Area. Spotify and Deezer launched in the fourth quarter of 2018 with Deezer having exclusive content with Rotana, a major Arabic label. In 2022, Anghami was able to retain Rotana content and sign an exclusive partnership with Amr Diab, the biggest Arab artist in MENA.

We have business relationships with more than 42 telecommunications providers, which we refer to as “Telcos”, across the MENA Operating Area, giving us a competitive edge, as we expect to have priority position with Telcos’ customers, access to more marketing and technical flexibility to control and optimize the subscriber’s lifecycle (the process of a customer moving from Telco to a Premium service with Anghami. We leverage the Telcos’ strong marketing capabilities and reach to drive acquisition of new Anghami Premium subscribers using above the line marketing (during offer launches or seasonal campaigns) and ongoing below the line campaigns to promote our service, fueled by the exclusive content that we acquire and new features that we launch.

We also collaborate with leading media groups in the MENA Operating Area, mainly MBC Group, one of the largest media conglomerates in MENA. This collaboration has enhanced our visibility in the region, primarily through association of our brand with widely viewed TV shows such as The Voice and Arab Idol.

Our Strengths

Localized Content

We are the sound of the MENA Region. Arabic musical content is hyper-local. It is comprised of many subgenres and is a relatively small percentage of the global music catalogue.

●	Multiplicity of Subgenres. The MENA Region has a large diversity of local musical content and music taste is often divided by sub regions within the MENA Region. For example, GCC countries have a local taste for Khaleeji content. While the Levant region’s listeners focus on two distinct content categories: (1) Iraqi content and (2) the female artists popular in the broader Eastern Mediterranean. North African content falls into three major content categories: (1) Egyptian, (2) Rai (North Africa) and (3) Sudanese. Each of these interest groups comprises its own musical genre and has a large fan base across the MENA Region and among the international Arab diaspora.

●	Local Content with Room for Growth. The entire Arabic music catalog on Anghami includes about 894,000 songs, or around 1% of Anghami music library. The Arabic catalogue accounts for 58% of total streams on Anghami in 2022 which proves a huge potential for content creation and further growth. New, and in certain cases exclusive, Arabic content is expected to attract new users to the Anghami Premium service. In recent years the traditional Arabic content has been supplemented by younger generations who favor international remixes, Arabic hip hop and indie music with a large presence of female artists.

Anghami Content Strategy

We believe that the availability of unique content will drive new users and further increase in streaming adoption in the MENA Region. Accordingly, we are working to create our own original content, which we believe will help us acquire users and distinguish us from our competition.

Since its inception, Anghami collected data from more than 98 million downloads. This data collection provides Anghami with irreplaceable information regarding trends and tastes, including which artists are trending and how music genres and interests are split by demographics and country. This data provided us with test cases for and helped us in creating Anghami originals, which is a program whereby Anghami partners with local artists to create new songs and release them on our platform. From 2017 to 2022, Anghami created more than 150 original songs.

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

Benefits for Users

We allow users to discover and play their favorite music based on algorithms for recommendations as well as human curation:

●	Free Ad-Supported and Paid Experience. Users have access to a free, ad-supported tier of Anghami which also provides access to very rich high-quality content. This free offering allows users to discover the service. Our aim is that once engaged such users will opt to subscribe for a premium paid experience through different plans. These include individual monthly subscriptions, but also provide specialized offerings such as family plans, student plans and other discount plans. We also offer flexibility to pay weekly and daily especially in low ARPU markets and users can pay by various means such as billing through mobile carrier, vouchers, cash payment solutions or credit and debit card. This flexibility of plan choice, flexibility in method of payment, and flexibility in timing of payment, are all designed so that we can suit each user’s individual needs. Finally, our relationship with 42 Telcos also makes it convenient for users to become paying customers who subscribe to our platform.

●	Playlists and Personalization. With access to more than 99 million tracks, we provide users with curated and machine-learning generated playlists that are built to suit their tastes starting from the moment they open Anghami. The more they listen and engage, the more we understand their music DNA and behavior, and the more we can provide them with content that matches their tastes, moods and preferences. We believe this tailored and personalized approach delivers higher engagement.

●	Multi-Platform Product Availability. We reach users wherever they are, be it on mobile, tablet, web, desktop, car, Smart TV, Smart Watch, Gaming console, etc., accessible with a single user ID. We continue to strive to provide a seamless experience that is available across all platforms.

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

●	Monetization. Since 2012, Anghami built the digital music economy in the MENA Operating Area and has been the largest music streaming platform in the MENA Operating Area in terms of payouts to artists, which exceeded $55 million since inception.

●	Exposure. We offer artists access to millions of fans through various features in-app making their work visible to their relevant audience via editorial, promoting the artist’s work on the platform or on social media accounts of Anghami or the artist, and curation. We also promote artists’ work through our digital media, TV partnerships such as MBC and other media outlets.

●	Artist Promotions via Amplify. We enable artists, creators and their managers to promote their own work on the platform via paid promotions under a program named Amplify. This program allows artists, creators, and managers to gain visibility, reach new potential fans and grow the audiences that they feel are relevant to their popularity.

●	Data & Analytics. We provide numerous analytics for artists through our Anghami Artists app and dashboard interface. These offerings include demographics of that artists listening audience, geographical locations of their listeners, information about similar artists, playlist data and revenues accrued from their work.

●	Branded Collaboration via Anghami Studios. Through Anghami Studios, our production team works to provide branded content opportunities that will bring artists and brands together to create content that features brand placements. This process brings exposure, revenues and valuable brand associations to artists and brands.

Strong Local Partnerships

Anghami was the pioneer of Telco partnerships in the MENA Operating Area. Since the early days of the company, given the region’s low credit card penetration and the team’s extensive experience in the telecom industry, we prioritized Telco partnerships because they are a primary payment collection mechanism that users of the region trust and are familiar with.

Our relationship with Telcos has evolved over the years to become more of a strategic alliance benefiting both Anghami and Telcos. This beneficial relationship functions as follows:

●	Telcos use Anghami as a tool to enhance their brand image by associating their Telco brand with an entertainment service that their customers love. This enables them to attract youth audiences, gain market share in high value segments, and drive higher data consumption. Our service helps Telcos increase their customer retention and satisfaction as well as boosting their ARPU and their customers’ uptake of new packages.

●	Our small but effective team has a substantial experience in the industry, both technically and commercially, and is dedicated to onboarding Telcos. The team works closely with Telcos across the region to create mutually beneficial value propositions by proposing appropriate and tailored offerings based on their strong understanding of each market. We understand the challenges and best practices of each country and each Telco specifically on the commercial, pricing, technical, marketing and legal levels. This helps us build products and services that perform better than other music streaming platforms and in a more efficient manner and that are customized to the Telco needs:

o	We offer Anghami Premium service as a standalone service. It is accessible through daily, weekly and monthly packages depending on the territory and is enabled using direct carrier billing or other more traditional charging methods.

o	Anghami Premium service is soft or hard bundled (which means that the Anghami subscription can either be automatically included in the mobile subscription or the Telco customer has the option to purchase the subscription through his Telco) with the Telco packages, which allows the customers to have access to the service part of the package free of charge for a certain period or as long as they are subscribed.

●	We have relationships with 42 Telcos across the MENA Operating Area, which provides us with an advantage of priority within the Telco process, marketing, and technical support, reducing our need to engage third parties.

●	Backed by our engineering team and given our experience in integrating with a vast array of Telco systems and infrastructures, we can integrate and launch services with distinct Telcos very quickly and with minimal difficulties and issues. Telco teams trust us to launch the products they need and customize them based on their requirements on tight deadlines.

●	Direct integration with Telcos allows us to have better control of the subscriber’s lifecycle. We have implemented several mechanisms that allow us to increase subscriber retention and maximize ARPU by enabling grace periods, retrial, and auto payment mechanisms that are customized by market and product.

●	We leverage on the Telco’s strong marketing capabilities to drive acquisition of new Anghami Premium service subscribers using: (a) above the line communication during offer launches or seasonal campaigns; and (b) ongoing below the line communication to promote the service, fueled by the exclusive content that we acquire as well as new features that are deployed.

●	We utilize our access to artists and major entertainment events in the region to provide our Telco partners with exclusive and attractive promotional events that lead to mobile service activations throughout the year. They use these to promote our service and allow the Telcos to associate with events and artists that create engagement with their customers. Events such as artists meet and greet, VIP concert tickets giveaways, access to private sessions with artists, and access to major regional events such as the Formula 1 in Abu Dhabi.

Our Growth Strategies

We are already the market leader in music streaming in the MENA Operating Area, but it still has ample room to grow. Our growth strategy is focused around four areas: (1) capitalizing on increasing digital music market growth in the MENA Region; (2) leveraging our current market position and knowledge to increase revenue generation and market penetration; (3) new user acquisition and launch of new services; and (4) new revenue streams.

Capitalizing on Growth

We intend to capitalize on increasing digital music market growth in the MENA Region in three main areas: (1) growth in streaming in our core markets; (2) a strong and increasing demand for Arabic music; and (3) the ability of Arabic music to “go global” with popularity expanding beyond the Arab world and its diaspora.

●	Large Streaming Growth Potential in Core Markets. Music streaming penetration in our key markets is currently very low in comparison to other more economically developed markets. For example, only approximately 6% of the Addressable Market (defined as the part of a country’s population that is 10 to 50 years old and with access to an internet connection) in Saudi Arabia has been reached, which is our largest market. Our target markets in North Africa (i.e., Tunisia, Algeria and Morocco) also have low market penetration relative to other countries. Whereas the music streaming penetration in the U.S. is approximately 35% of the addressable market. Anghami expects to benefit from this growing penetration as consumer behavior shifts from traditional methods (such as radio, digital downloads, CDs) to using music streaming. IFPI report mentioned that growth in recorded music revenue in MENA amounted to 35% with streaming market share amounting to 95.3%, which we believe puts Anghami in good position to achieve future growth potential.

●	Strong Demand for Arabic Music. We believe that there is room for growth and strong demand for a greater breadth of Arabic music. The entire Arabic music catalog on Anghami includes about 894,000 songs in comparison to the international music catalog that includes about 98 million songs. Given that Arabic music represents 58% of our music streams, we believe there is a compelling growth potential for Arabic content. Anghami expects to benefit from the strong latent demand for more Arabic music content created both by Anghami (through our Anghami Originals) and by other international music labels. To this extent, Anghami signed three years exclusive content with Amr Diab, the largest Arab artist in MENA. Existing Amr Diab content will be exclusively available to Anghami in addition to three albums created over the contract period.

●	Arabic Music Going Global. We believe that the Arabic music genre is on the cusp of going global similar to what occurred with: (1) Latin music in the early 2000s (e.g., Shakira’s hit album Laundry Service in 2001) and (2) Korean music (often called K-Pop) in the past 8 years (e.g., smash hit Gangnam Style released in 2012 and more recently BTS (Bangtan Boys) in 2019). The global appeal of Arabic music has also been highlighted with the global success of the movie Fast & Furious 7, the theme song of which and background music were all Arabic-inspired. In response to the global appeal of Arabic music, the two leading global music labels (Universal Music and Warner Music) have all announced in 2021 landmark initiatives to support the creation more Arabic music content:

●	Universal Music announced on April 6, 2021, the creation of a dedicated division for Arabic music called Universal Music MENA; and

●	Warner Music announced in February 2021 its investment in a leading Arabic music label.

Anghami, as the leading music streaming platform with the largest streaming distribution network in the MENA Operating Area, will benefit from this new Arabic music content in two ways. The new Arabic content will: (1) attract more users in our focus markets and also across the global diaspora of Arabs (the “Arab Diaspora”) and (2) create a new revenue stream for Anghami as Anghami strategically licenses this content globally.

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

●	Maintain Leading Brand Name. As the first music streaming platform in the MENA Operating Area and the market leader, we believe we are synonymous in our target markets locally with music streaming. We have market-leading brand appeal among both the MENA Operating Area’s music artists and music streaming users. This market-leading position provides Anghami with an ability to leverage its market position and brand recognition to spur interest in both its new products and features and new Arabic music content.

●	Knowledge of Local User Behavior. We have a unique proprietary data set covering music streaming user’s behavior in the MENA Operating Area. We have been collecting user behavior data since inception and currently collect approximately 56 million user data points per day. We have a strong data-driven music recommendation engine that gives Anghami unique insights on the type and positioning of new Arabic music in the MENA Region. Anghami already creates its own content (Anghami Originals) and believes it has proven the business case for data-driven new Arabic content creation and distribution.

●	Growth in Digital Advertising. As one of the leading data-driven digital advertising platforms in the MENA Operating Area, Anghami will benefit from the accelerating shift of advertising spend from traditional advertising to digital advertising. According to Statista, the total online advertising expenditures in the MENA Region was anticipated to grow by 15% in 2022 and is further expected to grow at a Compound Annual Growth Rate (CAGR) of 17% between 2022 and 2024. We believe the growth of digital advertising in the MENA Region is accelerating and we are uniquely positioned to benefit from this growth.

New user acquisition and launch of new services.

Anghami intends to target the Arab diaspora with content and products. There is a large Arab diaspora living outside the MENA Region, mostly in the Americas, Europe and Africa. This Arab diaspora is fairly affluent and educated and has maintained a strong ethnic identity and lasting links back home in the Arab world. While, in the past, we have not targeted this Arab diaspora, recently, we have developed new music streaming products and content specifically designed for the Arab diaspora. We have recently launched a bundled product, in the U.S., in partnership with a leading Arabic video streaming platform. The collaboration represents a strategic initiative to expand our reach to Arabic-speaking audiences beyond our existing core markets. By leveraging the complimentary products of both parties, we aim to provide a compelling offering that caters to this underserved demographic.

Our Head of International Partnership is Los Angeles-based music industry entrepreneur and manager, Wassim “Sal” Slaiby, the CEO of XO Records, a top music label that The Weekend co-founded, and of SALXCO, his artist management firm. Sal has been instrumental in building an international user base for us and expanding our business globally. Sal will oversee our presence and launch in the U.S.

Furthermore, starting in May 2023, we plan to launch a new offering with a number of additional innovative features, that leverage both our unique user behavior knowledge and our deep technology credentials.

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

New Revenue Streams

In 2022, Anghami entered the offline events business through (1) the acquisition of Spotlight and (2) the launch of Anghami Lab.

(1)	Anghami’s acquisition of Spotlight, a well-established events and concert company in the MENA region, was completed in the second half of 2022. The acquisition allowed Anghami to penetrate the live events and concerts space, enabling us to generate revenue from offline activities and expand our presence in the live music space. Furthermore, the acquisition of Spotlight created new opportunities to unlock synergies and connections between the physical and digital music experience. In 2022, Spotlight managed and executed 16 concerts and generated revenue of $4,864,015.

(2)	In the third quarter of 2022, Anghami partnered with Addmind, a leading player in the hospitality industry in the Middle East, to launch Anghami Lab. The partnership was backed by Sela, a semi-governmental events services company with a mission to develop and commercialize events in Saudi Arabia. The partnership aims to establish innovative entertainment venues that specialize in music, live performances, and Food & Beverage. The first location opened in Riyadh, KSA, as a rooftop venue and lounge that hosted a number of successful live concerts and corporate events. Anghami Lab generated revenue of $4,498,779 in 2022.

We believe that there is still a big opportunity to capitalize on offline events going forward. With the world and the region coming out of COVID-19 restrictions, people are willing to enjoy outdoor activities including music events. Anghami is looking to leverage on those events to (1) create a strong brand equity, (2) generate revenues, and (3) create synergies between online and offline.

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

Revenue

We have three primary revenue streams: (i) Revenue from subscriptions; (ii) Revenue from advertisement; and (iii) Revenue from live events. Revenues are primarily driven from Premium subscriptions (through app stores, our Telco partners, and direct debit and card purchases), which generated 56% of total revenues during fiscal year ended December 31, 2022, whereas data driven advertising contributed 25% of total revenues and live events contributed the remaining 19% of total revenues during the fiscal year ended December 31, 2022.

Over the years, we have experienced increased engagement from users, which we believe is due to the compatibility of our platform across various devices, including smartphones, desktops, cars and game consoles. Our Premium users (that is, users of Anghami Plus, our premium service) average about 75.2 minutes per day in 2022. Our Premium users have streamed 1.6 times the amount of content per month than non-Premium users. The latter are steadily converting into the Premium service at an average rate of 16% in 2022 with a healthy ratio of DAU to MAU (DAU and MAU are defined as Daily Active Users and Monthly Active Users respectively. Active users are the users who used our app for at least once over the respective period).

Premium Service

Our Premium service provides paying subscribers with unlimited online and offline high-quality streaming and download access to our catalog, commercial-free.

Revenues through the Premium service are generated via three main payment channels: (i) through the app stores (Google Play and Apple Store), (ii) through our Telco partners, or (iii) through direct debit and card purchases. An offline channel is also available through which consumers can purchase vouchers from partner stores that provide limited access to our Premium service. So far, we have partnered with 42 Telcos distributed among 16 countries. Most of our Telco partnerships include valuable offerings to the end users such as data bundles, where customers can subscribe to our platform and receive a certain amount of data to use on it. In addition, Telcos often advertise our services and plans with a significant marketing budget. We are also expanding to new online payment channels that are gaining popularity in the region such as STC Pay in Saudi Arabia and Fawry Pay in Egypt as well as integrating with mobile wallets of various banks and mobile operators that are becoming more popular as payment channels.

Premium service is the largest revenue stream, and our marketing efforts focus on growing our Premium user base while investing in the product to enhance our free to premium conversion rates. Our efforts translated into consistent new subscriber growth, with the aggregate monthly subscribers (Telco and direct) increasing from 595,980 in January 2019 to 1,521,472 in December in 2022. We have also invested heavily in increasing the retention of our subscriber base by offering tailored plans and through an advanced algorithmic content recommendation engine. Over time, the churn of the monthly paying subscribers has continued to trend lower from 7.7% in January 2019 to 6.1% in December 2022.

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

Anghami has also signed separate servicing agreements with 12 of the Telco operators, our B2B partners, through which Anghami sells its Premium subscription at a discount directly to the Telco operators. These Telco operators then go on to offer Anghami Premium service to their user base as part of a broader package. These agreements are based on a discounted subscription fee and tied to a minimum revenue guarantee scheme.

Revenue from advertisement

Our Ad-Supported Service has no subscription fees and provides Ad-Supported users with limited on-demand online access to our catalog on their computers and shuffle-only access on compatible mobile devices and tablets. This segment contributes to our revenues and also works as a marketing tool, increasing our engagement with users who often convert to our Premium service. We generate revenue for our Ad-Supported segment from the sale of display, audio, video and content sponsorship solutions delivered through advertising impressions. We source our advertising customers through advertising agency, Digital Media Service (“DMS”), who receive a 40.5% revenue share of the gross advertising value. To date, more than 280 global brands have advertised on our platform. In 2020, we launched an additional “direct ads” service, whereby Anghami directly works with brands while DMS invoices and collects the receivables with a 10% revenue share. These advertising arrangements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period.

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

We had seven active barter agreements during 2022 with partners such as Amazon Prime, beIN and Noon whereby Anghami provides to Amazon Prime marketing services that generated $4.3 million during 2022.

We offer different advertising campaigns on our platform, primarily in the form of:

●	branded content — producing a song tailored to a specific brand. We have initiated this revenue stream starting 2020, we have seen recurring and increasing revenue from existing brands. Key customers are mainly coming from telecom, gaming and FMCG industries;

●	content promotion — banner ads, promotion on certain playlists, audio ads, etc. We believe that this revenue stream has significant growth potential as Anghami’s brand equity increases; and

●	sponsored playlists.

Variable Cost Structure

Licensing Agreements

We have a rich catalog of over 99 million songs. We have signed content agreements with up to 2,000 music labels and artists. Obtaining license agreements and paying royalties are the two prevailing costs of sales. In exchange for the right to stream certain music, royalty costs are due to music record labels and publishers. Royalties are calculated monthly based on the percentage of revenue and the music labels’ respective market share. In addition, Premium service user royalties depend on the number of subscribers while royalties for free users depend on the number of streams. Licensing agreements include several terms related to paying royalties, minimum guaranteed payments, marketing commitments, reporting and audit rights. Generally, the contracts are valid for 1 year, and renegotiated on annual basis, the label holds the right to terminate the agreements if any breach of terms takes place. The content cost, which represents the royalties paid to the labels, calculated based on the number of streams/revenue generated for each category separately (Revenue from subscriptions and Revenue from advertisement), constitutes a major part of our variable costs and amounts to 47% of our revenue (excluding revenue from live events).

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

The take rate varies depending on the payment channel as follows:

●	Direct carrier billing and Telco B2B: 51.2% of our total subscription revenues in 2022 were paid via direct carrier billing and Telco B2B. The Telco operator’s share is subject to a revenue share agreement that varies by operator and by country. On average, Telcos charge a 30% transaction fee.

●	App stores: 36.8% of our total subscription revenues in 2022 were paid via app stores and are subject to revenue share agreements with the relevant app store. Apple Store and Google Play charge 30% of the transaction value. Apple stores reduces the take rate to 15% of the transaction value in the second year of the retained user’s subscription, while Google store reduced the take rate to all subscribers to 11% as of June, 2022.

●	Vouchers: To cater to users who are not used to transacting online, we sell vouchers via an offline distribution network such as Epay, Cash United, Virgin Megastores, LikeCard, Fawry, BOB, Libanpost, Whish/Itel, Librairie Antoine, CashPlus, YouGotAGift (YGAG), Wafa Cash, Akwad, Al Khdmah Pro, STC Pay, Resal KSA. 7.0% of our total subscription revenues in 2022 were paid via vouchers. Distribution partners charge up to 10% fee of the voucher value. In addition, vouchers are often combined with an advertising campaign and sold to our advertising brands, who then distribute it to its customers.

●	Debit and credit cards: There is generally a fixed transaction fee per transaction plus a variable rate that varies according to the country and currency. 5.0% of our subscription revenues in 2022 were paid via debit and credit cards, average fees amount to 5.4%.

B2B Telco contracts described above are not subject to a revenue share agreement.

Variable Technology costs

We partnered with Amazon Web Services (“AWS”) to host our servers and to provide scalability, redundancy, security and ensure continuity of our operations. In addition, we partnered with other third-party technology providers to optimize our services and the music listening experience. On an average, monthly variable technology costs in 2022 amounted to $316,293. These costs vary month-to-month based on usage and app features (video vs. audio streaming, etc.). During the first half of 2022, technology costs experienced an increase due to a strategic decision to allocate time and resources to optimize the platform’s backend code and improve efficiency. Although this increase was temporary, the optimization effort has resulted in long-term benefits by enhancing the platform’s scalability, flexibility, and cost-effectiveness, leading to faster data insights and more efficient business decisions. The optimization effort has also yielded notable performance improvements and cost savings that have carried through to the second half of 2022.

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

We also give our users different ways to search, browse, engage, and discover music and other content. These include:

●	Mixtapes: We have built a machine learning model that learns from users’ streaming habits and generates weekly and daily personalized mixtapes that fit their music taste. They are part of our effort to increase music discoverability, personalize the user’s experience by ensuring that we provide them with a variety of content inspired by the music they like.

●	Personalized recommendations: Our AI-powered recommendation system fuels different parts of the platform. Our explore page is shaped around personalized playlists, albums, and songs that match the users’ expectations. Those recommendations rely on their music DNA, time of day, day of week, and other factors, to surface the content that the users are most likely to enjoy and therefore increase time spent on the application. Whenever users interact with any song, album, or artist, we utilize our recommendation system to generate a list of similar content that is also personalized to make sure they enjoy a pleasant music experience.

●	Playlists: We provide users with the ability to create their own playlists to organize their library and access their favorite songs easily. They can also discover playlists that are made by other users or by our own curation team. Our team has built over 4,000 playlists so users can browse among more than a 100 genres and moods and find a variety of playlists that fit their different moods and tastes.

●	Search Functions: To allow proper discoverability of our entire library, we give users the ability to search for all types of content. Users can find songs, albums, artists, playlists, podcasts, moods, genres, and even other users on Anghami. They can also search for songs using parts of their lyrics. Our search engine is integrated with various virtual assistants like Siri and Google assistant to make it even easier to search and find content using audio commands.

●	Videos: We also have invested in expanding our content offerings to include videos. Embedding video clips into activity-based playlists helps provide a visual layer to our content offerings, allowing artists to promote their music further through graphics or photos on social media platforms while the song is playing. Integrating video into our playlists enables us to convert our listeners into content viewers.

●	Podcasts: We offer a growing number of podcasts, which have gained significant traction with users, creators, brands, and advertisers. Our platform enables seamless dissemination of podcasts covering a wide range of genres and topics, including technology, sports, business and finance, travel, and cooking, among many others. According to a report by eMarketer, global podcast listeners are expected to reach 504 million in 2024 up from 275 million in 2019 representing a Compound Annual Growth Rate (CAGR) of 12.9%. This engagement presents a significant opportunity for Anghami as we believe we have the ability to enhance the podcast user experience with a better product that is focused on discovery, especially since we are working on original podcasts and have developed a curated podcast section for the MENA Operating Area users.

●	Radar: Discovery of new music is a big part of any user’s experience on Anghami. With a single tap, a user can trigger Radar, a recognition feature which would identify the music playing around them, display the song with all its details then add it to a special playlist for easy access. This allows users to discover new songs they hear on TV, radio, or at public places and add them to their library. Our Radar ensures offline experiences are complimented by a smooth online experience on the platform.

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

Marketing

Over the last ten years, we have endeavored to build a strong and local brand, focusing on our mission to provide users with the ability to socialize and get entertained beyond simply listening to music. As we grew and became the leading music streaming platform in MENA, we decided to refresh our brand during the first quarter of 2022 to highlight the importance of both music lovers and creators in growing the ecosystem and to show our commitment to empower our users to share their voice with the world. “Anghami, the World is Listening”.

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

Owned Media

We deploy lifecycle marketing and communication efforts on our own platform by using all owned channels from push, email marketing, SMS, native display and audio ads. Our in-app process is built on user behavior throughout their lifecycle, but tailored to each person. A new user will go through an on-boarding process for us to better understand their music taste, they can optionally choose to opt in to Anghami Premium, completely for free during the trial period, and discover the full Anghami experience. And we use the power of machine learning to recommend customized and relevant content and communication at the relevant time in their journey, in an effort to keep our users engaged and retained. One great example is our yearly 2022 End of Year campaign. We leverage our usage data to provide an engaging experience personalized to each and every user with the ability to drive shareability and virality. This campaign consistently increases our engagement and resurrects dormant users.

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

For Arabic music we have similar license agreements in place with Rotana, Mazzika, Qanawat, Chbk, Nay for Media, and Watary which represent digital rights on behalf of prominent Arabic artists. These agreements typically require us to pay royalties and make minimum guaranteed payments, and they include marketing commitments, advertising inventory, and financial and data reporting obligations. The sound recording rights granted to us with respect to these agreements, generally having a duration of 1 year; top 20 labels account for 88% of total streams for the year ended December 31, 2022. These license agreements, generally are not automatically renewable and apply to the Middle East in case of the international major labels and globally for the Arabic labels and aggregators. The license agreements also allow for the record label to terminate the agreement in certain circumstances, including, for example, our failure to timely pay sums due within a certain period, our breach of material terms. These agreements generally provide that the record labels have the right to audit us for compliance with the terms of these agreements. Further, they contain “most favored nations” provisions, which require that certain material contract terms are at least as favorable as the terms we have agreed to with any other record label. See the section entitled “Risk Factors — Risks Related to Our Business and Industry — Minimum guarantees required under certain of our license agreements for sound recordings and underlying musical compositions may limit our operations and may adversely affect its business, operating results, and financial condition.”

Musical Composition License Agreements with Music Publishers

With respect to the underlying musical compositions embodied in the sound recordings we stream, we generally secure both reproduction (“mechanical”) and public performance rights from the owners of the compositions (or their agents). In the United States, the rates we pay are for mechanical rights, a function of a ratemaking proceeding conducted by an administrative agency called the Copyright Royalty Board. The most recent proceeding before the Copyright Royalty Board (the “Phonorecords IV Proceedings”) set the rates for the Section 115 compulsory license for calendar years 2023 through 2027. The Copyright Royalty Board issued its initial written determination on January 26, 2018 and set up the Mechanical Licensing Collective (The MLC). The MLC is a nonprofit organization designated by the U.S. Copyright Office pursuant to the historic Music Modernization Act of 2018. In January 2021, The MLC began administering blanket mechanical licenses to eligible streaming and download services (digital service providers or DSPs) in the United States, which Anghami opted for and obtained a Blanket License for Mechanical Rights in the US. The MLC collects the royalties due under those licenses from the DSPs and pays songwriters, composers, lyricists, and music publishers. We currently believe that the current rates will not materially impact our business, operating results, and financial condition in the US as although the US is our biggest market outside of the MENA Operating Area, it is not significant in comparison to our markets in the MENA Operating Area. However, if our business does decide to expand fully (with Arabic and International music both) in the US market, and does not perform as expected or if the rates are modified to be higher than the proposed rates, our content acquisition costs could increase and impact our ability to obtain content on pricing terms favorable to us, which could negatively harm our business, operating results, and financial condition and hinder our ability to provide interactive features in our services, or cause one or more of our services not to be economically viable in US.

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

Employees

As of December 31, 2022 and 2021, we had 145 and 174 full-time and part-time employees, respectively, including 2 part-time employees as of December 31, 2022 and 5 part-time employees as of December 31, 2021. The following table provides a breakdown of our employee base by function as of the dates indicated:

Department	As of December 31, 2022	As of December 31, 2021
Engineering Department	56	61
Sales and Marketing	31	39
Business Development	12	11
Finance and Administration	16	24
Operations	30	39
Total	145	174

The following table provides a breakdown of our employee base by geographic location as of the dates indicated:

Location	As of December 31, 2022	As of December 31, 2021
Abu Dhabi	56	60
Beirut	60	74
Cairo	8	14
Dubai	17	20
Riyadh	4	6
Total	145	174

In 2022, we took a decision to downsize our total workforce by 22% as part of several cost-cutting measures that were implemented.

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

D. Property, Plants and Equipment

We operate an asset-light business and host the vast majority of our data on cloud servers, as such, our Property, Plants and Equipment is limited to office fit outs and electronic equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Anghami is a technology-driven mobile-first music platform that offers listeners in the MENA Operating Area unlimited Arabic and international music to stream and download.

Today we are the leading music-streaming platform in the MENA Operating Area. We partner with mobile telecom operators across the region, have direct relationships with 42 Telcos, and with MBC group, the largest media group in the MENA Region, and utilize these relationships and our business plan to fuel growth and boost customer acquisition. We digitize local Arabic music catalogs and also offer innovative social features allowing users to chat and meet locally. Furthermore, we utilize our artificial intelligence (“AI”) and machine learning algorithms, to predict user behavior, capture investment returns and spur product development. With an Arabic speaking population of over 400 million worldwide, we plan to continue to expand our user base globally and invest in delivering a unique music streaming experience.

We offer more than 99 million songs to more than 121 million registered users with more than 11.5 billion streams per year as of December 2022. We currently monetize our service through subscriptions, advertising and live events. Our Premium service users numbered 1.52 million, and our Ad-Supported free service users were 6.70 million as of December 31, 2022. The Premium service and Ad-Supported users support each other’s growth, and we leverage the Telco’s strong marketing capabilities to drive acquisition of new Premium subscribers.

We have long standing business relationships within the music industry, locally in the MENA Operating Area and globally with the major music labels including Universal Music Group, Sony Music Entertainment, Warner Music Group and the Merlin Network. We also have licensing agreements with thousands of independent labels to provide users with legal access to a vast catalog of music.

Our investors currently include leading MENA financial investors including venture capital firms, asset management, private equity firms, strategic shareholders and other leading telecommunications companies.

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

Completion of Business Combination with Vistas Media Acquisition Company Inc.

On February 3, 2022, we consummated the previously announced business combination (the “Business Combination”) pursuant to the Business Combination Agreement (the “Business Combination Agreement”), dated March 3, 2021, by and among the Group, Vistas Media Acquisition Group Inc. (“VMAC” or the “SPAC”) , Anghami, an exempted Group incorporated under the laws of the Cayman Islands (“Anghami”), Anghami Vista 1, a Cayman Islands exempted Group and wholly-owned subsidiary of the Group (“Vistas Merger Sub”), and Anghami Vista 2, a Cayman Islands exempted Group and wholly-owned subsidiary of the Group (“Anghami Merger Sub”).

Pursuant to the Business Combination Agreement, each of the following transactions (among others) occurred at the closing of the Business Combination:

-	VMAC and Vistas Merger Sub consummated the merger of Vistas Merger Sub with and into VMAC, with VMAC being the surviving Group and continuing as a wholly-owned subsidiary of the Group known as Anghami (DE), Inc. (the “Vistas Merger”), Anghami and Anghami Merger Sub consummated the merger of Anghami Merger Sub with and into Anghami, with Anghami being the surviving Group and continuing as a wholly-owned subsidiary of Anghami Inc.;

-	Each outstanding share of VMAC’s Class A Common Stock, including the PIPE shares, the Share Based Payment shares, the Extension Payment shares, and Class B common stock, par value USD 0.0001 per share, was exchanged for one ordinary share of the Group;

-	each issued and outstanding VMAC warrant to purchase VMAC Class A Common Stock ceased to represent a right to acquire shares of VMAC Class A Common Stock and was converted into the right to acquire the same number of ordinary shares, at the same exercise price and on the same terms as in effect immediately prior to the closing of the Business Combination; and

-	All 25,697 Class A ordinary shares of Anghami were exchanged for ordinary shares of Anghami Inc. for 5,070,164 shares, all 59,954 Class B ordinary shares of Anghami were exchanged for ordinary shares of Anghami Inc. for 11,829,265 shares, all 5,578 Class C ordinary shares of Anghami were exchanged for ordinary shares of Anghami Inc. for 1,100,571 shares

In connection and immediately prior to the consummation of the Business Combination, VMAC sold 4,056,000 shares of its Class A common stock, par value USD 0.0001 per share (“VMAC Class A Common Stock”) for gross proceeds of USD 40,560,000 to the subscribers in the private placement (the “PIPE”).

Also, VMAC issued 540,000 shares (the “Share Based Payments”) of VMAC Class A Common Stock and 152,800 warrants to purchase VMAC Class A Common Stock at an exercise price of USD 11.50 per share to certain service providers for services rendered in connection with the Business Combination, and VMAC also issued 100,000 shares (the “Extension Payment”) of VMAC Class A Common Stock to Vistas Media Sponsor, LLC (“Sponsor”) as the result of the conversion the USD 1,000,000 loan that Sponsor made to VMAC to fund extension payment to extend the period of time that VMAC had to consummate its initial business combination;

The net proceeds received from business combination is as follows:

2022
USD

Cash from reverse recapitalization from IPO Trust	102,075,880
Shares redeemed from the IPO Trust	(99,595,773)
Proceeds from reverse recapitalization	2,480,107

Cash from reverse recapitalization from PIPE Trust – net	30,427,800
Reverse recapitalization transaction costs	(9,470,709)
23,437,198

The number of shares of Common Stock issued immediately following the consummation of the Business Combination was as follows:

VMAC’s Public Shareholders, outstanding prior to the business combination	10,000,000
Less redemption of VMAC’s public shares	(9,757,033)
Net VMAC’s Public Shareholders	242,967

VMAC’s Initial Shareholders	2,830,000
Shares issued to PIPE	4,056,000
Share Based Payments (including 360,000 placement agent fee)	640,000
Sponsor, PIPE and Transaction Cost Shares issued	7,526,000

Anghami initial Shareholders	18,000,000

Total shares outstanding immediately after the Business Combination	25,768,967
Shares issued against exercise of warrants during 2022	236,687
Total shares outstanding as of December 31, 2022	26,005,654

The exchange of Anghami’s shares for Anghami Inc.’s shares will be accounted for as a transaction under common control in accordance with IFRS. The exchange of VMAC’s shares for Anghami Inc.’s shares will be accounted for as a “reverse acquisition” in accordance with IFRS. Under this method of accounting, VMAC will be treated as the “acquired” Group for financial reporting purposes.

This determination was based on the guidance provided in IFRS 3 (Business Combinations) and IFRS 10 (Consolidated Financial Statements) and was primarily based on the assumptions that Anghami’s operations will substantially comprise the ongoing operations of the Combined Group, Anghami’s designees are expected to comprise a majority of the governing body of the Combined Group, Anghami’s senior management will comprise the senior management of the Combined Group, and Anghami’s existing shareholders will be the largest group of shareholders of the Combined Group following the consummation of the Business Combination.

Accordingly, for accounting purposes, the exchange of VMAC’s shares for Anghami Inc. shares will be treated as the equivalent of Anghami Inc. issuing shares for the net assets of VMAC, accompanied by a recapitalization. It has been determined that VMAC is not a business under IFRS, hence the transaction is accounted for within the scope of IFRS 2 (“share-based payment”).

In accordance with IFRS 2, the difference in the fair value of Anghami Inc.’s equity instruments deemed issued to VMAC shareholders over the fair value of identifiable net assets of VMAC represents a service for listing and is accounted for as a share-based payment which is expensed as incurred. The net assets of the Combined Group will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the exchange of VMAC’s shares for Anghami Inc.’s shares will be deemed to be those of Anghami Inc. , the summary of which is as follows:

Fair value of net assets of VMAC comprising:	USD

Cash and cash equivalents	43,040,107
Trade Payables	(9,146,258)
Warrants Liabilities	(7,625,965)

26,267,884
Less: Fair value of consideration comprising:
7,478,964 Anghami Inc. ordinary shares issued at 10 USD	74,789,640

Share listing expenses recognized in profit or loss	48,521,756

Offline Activations and Revenue Streams

●	Spotlight: on June 3 2022, Anghami acquired Spotlight Recreational Services LLC, a well-established events and concert company operating mainly in UAE, KSA and Egypt. The acquisition of Spotlight provides an opportunity to leverage synergies between online and offline music delivery, to create new experiences for listeners and to strengthen Anghami’s brand awareness, building stronger relationships with artists in the region..

●	Anghami Lab: In August 2021, Anghami announced a partnership with Addmind, a leading hospitality group within MENA. Subsequently in 2022, the first Anghami Lab location opened in Riyadh, KSA, a music venue, lounge and studio where creators can experiment by co-creating music inspired by both Arabic and international cultures to be performed live. Anghami Lab enables synergies whereby live and offline events can be promoted through Anghami’s various digital channels and the resulting music can be made available exclusively on the Anghami app.

A. Operating Results

Revenue.

We operate and manage our business in three reportable segments: (1) Revenue from subscriptions, Anghami’s Premium service, branded as Anghami Plus, which accounts for around 56% of the revenues during the fiscal year ended December 31, 2022, (2) Revenue from advertisement, consisting of advertising revenue generated from Ad-Supported free service, which accounts for 25% of the revenues during the fiscal year ended December 31, 2022 and (3) Revenue from live events, consisting of revenue generated from Spotlight and Anghami Lab, which account for 19% of the revenues during the fiscal year ended December 31, 2022. We identify these lines of businesses based on the organizational units used by management to monitor the performance and other key aspects of our business in order to make operational decisions, including but not limited to the type of subscriber, the channel of subscribing customer (direct subscriptions, app stores or Telcos (Business to Customer (“B2C”) or B2B), the type and volume of the content consumed, the intellectual property (“IP”) owners of the consumed content, the country of the subscribing customer, research and development and capital allocations.

Revenue from subscriptions. Our Premium service segment provides paid subscribers with a commercial free streaming experience, unlimited access to online streaming content and unlimited downloads across various devices. In addition, Premium subscribers can download encrypted music and have access to exclusive contents and pre-releases. As of December 31, 2021, and 2022, we had approximately 1.44 million and 1.52 million Premium subscribers, respectively. New Premium subscriber growth is driven by conversion of Ad-Supported and free trial users. Premium subscribers are split into two groups. First, direct subscription, which includes subscribers who subscribe via Apple Store, Google Play Store, Paypal, our website or through prepaid subscription cards. Second, Telco subscription, which includes subscribers who subscribe via the Telco network. We have two types of subscribers through the Telco network: (1) B2C subscribers who choose to subscribe to Anghami Plus (our Premium service) and pay their subscription through their mobile carrier billing, and (2) B2B subscribers to whom we sell bulk subscriptions at a discount to the Telcos, which in return bundle our subscription with other services and sell the bundled plan to their users.

Revenue from advertisement. Without a subscription fee, our Ad-Supported free service users are provided with limited access to on-demand online streaming content with audio or video advertisements played intermittently. We generate revenue from charging the brands a fee on cost per 1,000 impressions (“CPM”) basis of the display, audio and video advertising. The fee rate varies across countries and regions. In addition, we sell branded content to advertisers where we customize audio and music video contents for brands that wish to release songs featuring their brands. Among the brands that we worked with are PUBG, EA Sports, Galaxy, Mars, New Balance, PepsiCo, and Vice Arabia. Revenue from our Ad-Supported segment is impacted by the profile of our Ad-Supported free service users, our ability to reach the target audience with respect to the advertisers and in the geographic markets in which we operate.

Revenue from live events. In 2022, Anghami entered the live events space through the acquisition of Spotlight and the Launch of Anghami Lab. Spotlight generates revenue primarily through concert ticket sales and sponsorships, whilst Anghami Lab generates revenue both through F&B sales as well as concerts, live events ticket sales, and hosting of corporate events.

Cost of Revenue.

Cost of revenue consists mainly of royalty costs, publishing rights costs, processing fees and technology infrastructure.

Content acquisition and royalty costs. Our content cost makes up 43% of the total cost of revenue for the year ended December 31, 2022. We pay the content cost, which mainly represents royalty fees, to music labels for the right to stream their content on our platform. For the advertisement segment, the content cost is driven by the number of streams per label, net proceeds from advertising revenue and the per stream rate. For the Premium service segment, the content cost is dependent on the number of subscribers, the share of streams per label, the rate per subscriber, the rate per stream and revenue per subscriber. Rates per subscriber and rates per stream vary by country and region. The cost of labels are calculated per country on a monthly basis. In certain cases, our negotiated rates are dependent on meeting certain key performance indicators (“KPI”s) like growth of subscribers or implementing content usage restriction on Ad-Supported users. Certain content cost agreements require a minimum annual guarantee to be paid by us. This minimum guarantee is renegotiated annually and is typically recouped against monthly calculated costs, but not always. In certain cases, we might not recoup the full minimum guarantee which will result in higher content cost and lower gross profit margin. The un-recouped balances have not been significant to date.

Included in this expense are the costs associated with publishing rights. Publishing rights are comprised of mechanical licensing and public performance licensing. Mechanical rights grant its holder the right to reproduce and distribute copyrighted musical compositions while public performance rights enable songwriters, composers and music publishers to have the exclusive right to play and authorize others to play their music under copyright laws. Similar to content cost, we negotiate with Performing Rights Organizations (“PRO”s) on rates, minimum guarantees, and settlement terms for mechanical and public performance rights. PROs are organizations that track, license, and pay for songwriters and publishers their royalties.

Payment processing and agency fees. We incur significant processing fees relating to app stores such as Apple Store and Google Play and through the revenue sharing agreements with Telcos. Credit card usage is low in the MENA Region, so we partnered with the leading Telcos in the region to utilize their network as a payment processing solution. Similar to the app store fees, Telcos’ revenue sharing agreements vary depending on the nature of the partnership (B2B v.s. B2C) and average stand at 30% of the revenue generated from subscribers through the Telco network for B2C partnerships in relation to app store fees.

Technology infrastructure Costs.These costs relate to the cloud computing and server rental expenses.

Amortization of intangible assets. Cost of revenue also includes amortization of intangible assets relating to the product development, including part of the engineers’ salaries (see the section entitled “— Key Components of Our Operating Results — Cost of Revenue — Research and Development” below) and costs related to new song and podcast creations. Since 2017, we have created more than 150 songs in which we partner with top and rising artists to create a new song or remix an existing song. The cost to create a new song including lyrics, mixing and mastering, artist fees and production and podcasts costs are capitalized under intellectual property. Intangible assets with finite lives are typically amortized on a straight-line basis over their estimated useful lives, typically over 3 to 5 years. Intangibles are assessed for impairment whenever there is an impairment indication like change in technology, consumer behavior and adverse economic conditions.

Furthermore, we invest heavily in research and development. We have been focused on creating distinctive application features that enhance user experience and increase user engagement on the platform, such as unique features like live radio, chats, stories as well as additional feature to go live in 2023. We capitalize product development as part of our engineering cost. Capitalized cost is amortized on a straight-line basis over a five-year period and reported under the cost of revenue. In 2022, we capitalized 2.3% of engineering salaries related to major enhancement of existing functionality or development of new features and decreased from the 24% capitalization in 2021. Time spent by engineers on research of new features or managing day-to-day operations like content ingestion, Telco integrations and reporting are expensed as part of monthly employee expenses.

Online and other costs. This mainly includes the software subscriptions cost utilized by the engineering team.

Barter transaction cost. These costs represent the value of the marketing and other services that Anghami provides to its partners. This is accounted for in exchange for the barter revenue that is recognized.

Live events cost. Live events cost includes the cost of sales of Spotlight and Anghami Lab. Spotlights cost of sales consist of events expenses (primarily artist fees and travel expenses as well as venue rentals), whilst Anghami Lab costs of sales include F&B costs, venue rental charges, staff salaries & accommodation, utilities and events and entertainment costs.

Selling and Marketing Expenses

Advertising expenses. Advertising expenses consist of fees paid to advertising and branding agencies to promote and sell ad campaigns to regional and international brands on our platform. We partner with the largest digital ad agency in the MENA Region.

Marketing and branding expenses. This includes all the digital and social media campaigns, television, offline and outdoor campaigns utilized to promote our brand recognition, user acquisition and user retargeting. In 2022, it also included the marketing-related portion of the exclusivity deal with Amr Diab. It also includes all software subscriptions needed for marketing such as appearance of Anghami on search engines as well as marketing research needed for developing growth and acquisition strategies.

General and Administrative Expenses

General and administrative expenses consist mainly of employee compensations, rental expenses, utilities cost, Estimated Credit Loss (ECL) provisions, share-based compensation expense and depreciation of property and equipment. Employee compensation includes salaries and benefits of finance, accounting, legal, analytics, and operations teams.

Consultancy and Professional Fees

Consultancy and professional fees are related to legal, audit, and tax advisory.

In 2022, we incurred a total of $2.1 million of professional fees, $1.0 million of which were legal fees in relation to the SPAC, approximately $0.7 million of audit fees and approximately $0.4 million as other consultancy fees.

SPAC reverse recapitalization expense

The exchange of Anghami’s shares for Anghami Inc.’s shares was accounted for as a transaction under common control in accordance with IFRS. The exchange of VMAC’s shares for Anghami Inc.’s shares was accounted for as a “reverse acquisition” in accordance with IFRS. Under this method of accounting, VMAC was treated as the “acquired” company for financial reporting purposes.

The SPAC reverse recapitalization expense amounted to $48.5 million in 2022.

Key Performance Indicators

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

Active Users

We track active users as an indicator of the size of the audience engaged with our platform. Active users are the users who used our app for at least once over a three month look back period from the period-end reported. We use the three-month period because we have strong seasonality of music consumption in the MENA Operating Area due to major holidays. For example, users consume less content during Ramadan, the Muslim holy month, while music activity increases in December. The table below sets forth our active users as of December 31, 2020 2021, and 2022.

	2022	2021	2020
Active Users (at year-end)	18,762,596	18,186,330	18,354,766

Overall active users increased from 18.2 million in 2021 to 18.8 million in 2022, despite the economic challenges in Egypt and Lebanon.

Premium Subscribers, Conversion and ARPU

We define Premium subscribers as users who have completed registration on our platform and activated a payment method for Premium services. Premium subscribers include subscribers who are within a grace period of up to 30 days after failure to pay their subscription fee as well as free trial users. We define the Premium average revenue per user, or ARPU, as the monthly measure of total Premium subscription revenue earned during a specific month, divided by the total number of Premium subscribers over the period of that specific month, that contributed towards the monthly revenue. Premium subscribers at the month-end are counted without duplication, that is, if a single subscriber has subscribed to different plans over the month, that subscriber is counted as one single subscriber. Free trial users are not counted for the purposes of ARPU. Total Premium subscription revenue includes revenue earned from all types of Premium subscribers (daily, weekly, monthly, semi-annual and annual) and is calculated on an accrual basis excluding any unearned revenue at month-end. We have one of the highest Premium subscribers’ conversion rates in emerging markets amounting to 16% in 2022, driven by our marketing efforts and a strong partnership with Telcos, who launch seasonal SMS campaigns to entice users to subscribe to our Premium services. Conversion rate means the total number of Premium subscribers (daily, weekly, monthly, semi-annual, annual and free trial users) across all Premium subscription plans that contributed to the revenue from subscriptions in any given month divided by the number of MAUs for that month. Daily Premium subscribers are those subscribers who subscribe to our daily Premium plan (meaning the subscription covers one day), whereas Monthly Premium Subscribers are those who subscribe to our monthly Premium plan (meaning the subscription covers one month). Premium subscribers include subscribers to all types of Premium plans (daily, weekly, monthly, semi-annual and annual). Starting 2018, we have focused on increasing daily premium subscribers as a starting point for our users to try our Premium services, and then incentivize them to convert into monthly Premium subscribers through long term offers, free trials and discounts which explains the growth in monthly paying subscribers from 1.17 million at December 31, 2020 to 1.20 million at December 31, 2022.

The table below sets forth our Premium subscribers, monthly Premium subscribers, ARPU and our direct integration from Telco users for the months of December 2022, December 2021 and December 2020.

	Year Ended December 31,			Change from		Change from
	2022	2021	2020	2021 to 2022		2020 to 2021
					%		%
Premium Subscribers	1,521,472	1,439,480	1,416,521	81,992	5.7%	22,959	1.6%
Monthly Premium Subscribers	1,198,508	1,173,127	797,984	25,381	2.2%	375,143	47.0%
Premium Average Revenue Per User*	$2.09	$1.92	$1.85	$0.17	8.7%	$0.07	4.0%
Direct Telco Integrations	42	41	35	1	2.4%	6	17.1%

*	Average for the year

ARPU increased from $1.92 average for the year 2021 to $2.09 average for the year 2022 due to the increase in Premium Subscribers as well as the growth in revenue within the adverstisement segment.

Unit Economics

We measure our efficiency by the rate of investment, or ROI, on marketing expenses, defined as our total annual revenue divided by the total annual amount of sales, branding and marketing expenses. We optimized our limited marketing budget by leveraging our expertise, and data across different marketing channels, such as Facebook, Instagram or app stores, and across different countries to attract new users in various demographics. Our ROI decreased from 5.8 times in 2020 to 4.4 and 4.2 times in 2021 and 2022 respectively, driven by increased spending on marketing. With the launch of new data sharing restrictions on iOS, ad campaign targeting is becoming more expensive and less efficient. As such, we have opted to push into organic growth via content acquisition like Amr Diab partnership, creating original content for brand differentiation, and partnership with global brands like Sony and Amazon to tap into their large user network. The table below sets forth our average ROI on marketing expense for the years ended December 31, 2020, 2021, and 2022.

	Year Ended December 31,						Change from			Change from
							2021 to 2022			2020 to 2021
	2022		2021		2020				%			%
ROI on marketing expense	4.2	X	4.4	X	5.8	X	-0.2	X	(5.4%)	-1.3	X	(23.3%)

User Engagement

We focused on maintaining strong user engagement to minimize churn and increase Premium conversion. Despite the economic and operational challenges from COVID-19, we maintained a stable average daily streaming time for Premium subscribers from 2019 to 2022. The average daily streaming time remained stable at around 1.25 hours for Premium subscribers and around 45 minutes for Ad-Supported users. We achieved this through both our technology and content marketing initiatives. On the technology front, we launched new features such as live radio that enables broadcasters to stream their playlists and songs to their followers live. We also improved our machine learning algorithm, so more users listened to the playlists recommended by the platform. On the content marketing initiatives front, we launched multiple initiatives like live events with artists, partnerships with top international DJs such as Marshmallow to create exclusive playlists on Anghami to attract new users and building music communities across the MENA Operating Area. We also rebranded the Anghami logo in 2022 to better tailor for users of the TikTok app and attract more Generation Z users. We define a churned subscriber as a monthly paying subscriber who churned from his or her Premium subscription during a given month and did not recover during 30 days following the churn date (look back period). Churn rate is defined as the percentage of monthly Premium subscribers who stopped paying Premium fee in the 30-day look back period from the indicated period end, out of the total Premium subscribers. The table below sets forth the churn rate for the years 2020, 2021 and 2022.

	2022	2021	2020
Churn Rate	6.1%	6.5%	5.9%

Arabic Content and Originals Creation

We stand out for our strong local Arabic content and user base. For the year ended December 31, 2022, Arabic songs streaming time on our platform stabled at approximately 58% of total streams (up from 53% as at December 31, 2021), although Arabic catalogue represented only 1% of Anghami’s total song library. We believe this represents an opportunity to invest in Arabic content creation. Since the beginning of 2018, we have created more than 150 original Arabic songs that generated an ROI of 59% on our production cost with the best successes from Arabic and international remixes. Not only has it built a foundation for strong relationships with international labels, creating Arabic contents will also be a cornerstone of our growth strategy and a key differentiator for us. Subsequently in 2022, we signed an exclusive contract with Amr Diab whereby Anghami has exclusive access to all Amr Diab owned content in addition to future releases over the contract period. Further to that, Anghami brought back Rotana content, which is critical to Saudi Arabia market growth.

Results of Operations

In 2022, our Premium subscription revenue increased by 5.4% compared to 2021 driven by the increase in Premium subscriber, while revenue from advertisement increased by 22.5% compared to 2021. Total Premium subscribers (which includes free trial subscribers) increased as of December 31, 2022 by 5.7% compared to December 31, 2021. Free trial users are not counted for the purposes of ARPU and therefore the denominator used in calculating the ARPU is smaller than it would be if these free trial users were included. The average ARPU for the fiscal year 2022 of $2.09 increased by 8.7% compared to the average ARPU of $1.92 for the fiscal year 2021. The increase in ARPU in 2022 is due to the increase in Premium Subscribers as well as the growth in revenue within the advertisement segment.

Our performance in 2022 varied across our core geographies. KSA was the best performing market with revenue growing by $6.3 million year-on-year (from $8.3 million in 2021 to $14.6 million in 2022) or 76.3% year-on-year mainly driven by the increase from the newly launched Anghami Lab as well as growth in revenue from advertisement (Revenue from advertisement is attributed to a country based on where the advertising campaign is viewed). Revenue from UAE increased by $6.8 million year-on-year (from $6.0 million to $12.8 million) or 113.2% year-on-year driven by the incremental revenue from Spotlight (Spotlight was acquired in 2022 and primarily operates within UAE). On the other hand, revenue from Lebanon decreased by $1.3 million year-on-year (from $4.8 million to $3.6 million) due to the economic downturn and the devaluation of the Lebanese currency against the USD.

Revenues

The table below presents our revenues from each of our segments:

	Year Ended December 31,			Change from		Change from
	2022	2021	2020	2021 to 2022		2020 to 2021
	USD	USD	USD	USD	%	USD	%
Revenue from subscriptions	27,061,318	25,664,145	24,715,271	1,397,173	5.4%	948,874	3.8%
Revenue from advertisement	12,057,903	9,840,247	5,803,085	2,217,656	22.5%	4,037,162	69.6%
Revenue from live events	9,362,794	-	-	9,362,794	100.0%	-	-%
TOTAL	48,482,015	35,504,392	30,518,356	12,977,623	36.6%	4,986,036	16.3%

Revenue from subscriptions.

For the year ended December 31, 2022, revenue from subscriptions comprised 56% of our total revenue. Compared with 2021, the revenue from subscriptions increased by $1.4 million, or 5.4%. The growth in subscription revenue is driven by the increase in number of monthly paying subscribers mainly direct subscribers on app stores (both google and apple). The growth in subscribers is a result of continued comprehensive campaigns made throughout the year to push free users and low ARPU daily subscribers to convert to monthly subscribers.

Revenue from advertisement.

For the year ended December 31, 2022, the revenue from the advertisement segment comprised close to 25% of our total revenue. Compared with 2021, revenue from advertisement increased by $2.2 million or 22.5%. The increase was driven primarily by barter agreements executed with key strategic partners such as Amazon Prime, Noon and beIN.

Revenue from live events

The year ended December 31, 2022, marked our launch of live events through Spotlight and Anghami Lab. Live events is a new vertical within Anghami that aims to diversify revenue streams and leverage synergies between offline and online music delivery. Spotlight and Anghami Lab generated $4.9 million and $4.5 million respectively for the year ended December 31, 2022.

Expenses

The table below presents a breakdown of our expenses:

	Year Ended December 31,			Change from		Change from
	2022	2021	2020	2021 to 2022		2020 to 2021
	USD	USD	USD	USD	%	USD	%
Content acquisition and royalty costs	16,930,370	15,739,013	12,600,373	1,191,357	7.6%	3,138,640	24.9%
Payment processing and agency fees	5,778,190	6,339,355	6,819,022	(561,165)	(8.9%)	(479,667)	(7.0%)
Technology infrastructure costs	3,795,517	2,957,199	2,152,996	838,318	28.3%	804,203	37.4%
Amortization of intangible assets	871,663	711,919	623,276	159,744	22.4%	88,643	14.2%
Online and other costs	551,179	239,623	150,854	311,556	130.0%	88,769	58.8%
Barter transaction cost	4,270,233	475,528	-	3,794,705	798.0%	475,528	-%
Live events cost	6,933,370	-	-	6,933,370	-%	-	-%
TOTAL	39,130,522	26,462,637	22,346,521	12,667,885	47.9%	4,116,116	18.4%

Content acquisition and royalty costs

Content acquisition and royalty costs have increased by $1.2 million or 7.6% during the year ended December 31, 2022, compared to 2021. The increase is mainly due to (1) the expenses from the addition of Rotana’s catalogue, one of the region’s largest labels and (2) the expenses from the exclusivity deal signed in February 2022 with Amr Diab, one of the MENA region’s leading artists (a $10 million exclusive deal covering a period of 3 years where Anghami obtains exclusivity over Amr Diab’s entire music catalogue).

Payment processing and agency fees

Payment processing and agency fees decreased by $0.6 million or 8.9% year-on-year, partly due to change in revenue share policy of Google Store. In 2022, Google Store dropped revenue share fees to 11% to all subscribers from the prevailing 15%.

Technology infrastructure costs

During the year ended December 31, 2022, technology infrastructure cost increased by $0.8 million. This is primarily due to our strategic decision to invest time and resources to optimize our backend code. The optimization efforts have led to a temporary increase in usage and costs mostly during the first half of 2022, however, these improvements are expected to generate long term cost efficiencies while also rendering the platform significantly more scalable and less costly.

Amortization of intangible assets

Amortization of intangibles assets increased by $159,744 or 22.4% during the year ended December 31, 2022 compared to 2021. Intangible assets, include the costs of application development and original content creation, have increased during the year ended December 31, 2022, which resulted in a higher amortization cost. The increase in capitalized intangible assets is normal as we invest heavily in app development and original content creation.

Online and other costs

This mainly includes the software subscriptions cost utilized by the engineering team.

Online and other costs increased by $311,556 during the year ended December 31, 2022, compared to 2021. The increase was primarily driven by additional usage dedicated to the R&D project to optimize our backend code, which will ultimate result in cost savings.

Barter transaction cost

During 2022, we had a total of 7 barter agreements with partners whereby Anghami provides marketing services to the partner and vice versa. Major partners include Amazon Prime, Noon and beIN. Barter costs represent the value of the marketing and other services that Anghami provides to its partners against the recognized barter revenue.

Live events costs

This includes the costs associated with Spotlight and Anghami Lab,

Gross Profit and Gross Margin

	Year Ended December 31,			Change from		Change from
	2022	2021	2020	2021 to 2022		2020 to 2021
	USD	USD	USD	USD	%	USD	%
Subscriptions Segment
Revenue	27,061,318	25,664,145	24,715,271	1,397,173	5.4%	948,874	3.84%
Cost of revenue	(23,541,956)	(21,863,278)	(18,772,861)	(1,678,678)	7.7%	(3,090,417)	16.46%
Gross profit	3,519,362	3,800,867	5,942,410	(281,505)	(7.4)%	(2,141,543)	(36.04)%
Gross margin	13.0%	14.8%	24.0%

Advertisement Segment
Revenue	12,057,903	9,840,247	5,803,085	2,217,656	22.5%	4,037,162	69.57%
Cost of revenue	(8,655,196)	(4,599,359)	(3,573,660)	(4,055,837)	88.2%	(1,025,699)	28.70%
Gross profit	3,402,707	5,240,888	2,229,425	(1,838,181)	(35.1)%	3,011,463	135.08%
Gross margin	28.2%	53.3%	38.4%

Live events Segment
Revenue	9,362,794	-	-	9,362,794	-%	-	-%
Cost of revenue	(6,933,370)	-	-	(6,933,370)	-%	-	-%
Gross profit	2,429,424	-	-	2,429,424	-%	-	-%
Gross margin	25.9%	-%	-%

Consolidated
Revenue	48,482,015	35,504,392	30,518,356	12,977,623	36.6%	4,986,036	16.34%
Cost of revenue	(39,130,522)	(26,462,637)	(22,346,521)	(12,667,885)	47.9%	(4,116,116)	18.42%
Gross profit	9,351,493	9,041,755	8,171,835	309,738	3.4%	869,920	10.65%
Gross margin	19.3%	25.5%	26.8%

For the year ended December 31, 2022, as compared to 2021, consolidated gross profit increased by $309,783 or 3.4% while the gross margin has decreased from 25.5% to 19.3%.

The overall decrease was partially impacted by the decrease in gross profit margin in the Subscriptions segment where (1) the economic downturn and currency devaluation in Egypt and Lebanon caused a significant drop in revenue whereas a large portion of our costs remained fixed and (2) cost of revenue increased further to the additional expenses from the Rotana and Amr Diab deals.

Additionally, the gross margin within the Advertisement segment experienced decline due to three primary reasons. Firstly, the accounting for barter agreements which records equal amounts of revenue and costs, ultimately results in a neutral impact on gross profit but a negative impact on gross margin percentage. Secondly, due to the economic downturn and currency devaluation in Egypt and Lebanon, two of our core markets. Finally, 2022 was a transitional year for Anghami in the Advertisement segment, where we focused on redefining our strategy to reduce our reliance on media-based standard advertising and, instead, we focused on leveraging our platform’s unique selling points in production, branded content, and direct ads. The shift in strategy led to a temporary decrease in the gross margin in the first half of 2022 but demonstrated significant improvement in margin for the second half of 2022.

The newly added Live events segment positively contributed to our 2022 gross profit, with an incremental gross profit of $2.4 million at a 25.9% margin.

While our gross margin dropped in 2022 compared to 2021, we note than many improvements were made in the second half of 2022 compared to the first half. Content costs, Technology and infrastructure costs, as well Payment processing and agency fees all decreased as percentage of revenue in line with our continued focus on efficiency and profitability.

Advertising and marketing expenses

	Year Ended December 31,			Change from		Change from
	2022	2021	2020	2021 to 2022		2020 to 2021
	USD	USD	USD	USD	%	USD	%
Advertising expenses	2,435,769	3,105,512	2,359,656	(669,743)	(21.6%)	745,856	31.6%
Marketing and branding expenses	9,133,617	4,908,421	2,924,496	4,225,196	86.1%	1,983,925	67.8%
TOTAL	11,569,386	8,013,933	5,284,152	3,555,453	44.4%	2,729,781	51.7%

Advertising expenses

The decrease is attributed to a lower contribution from agency advertising to overall advertising revenue in 2022 compared to 2021. This is because a greater portion of advertising revenue in 2022 was generated from Anghami Studios and Anghami Direct Ads.

Marketing and branding expenses

This mainly relates to the marketing and branding expenses to grow our brand. Marketing and branding expenses increased by $4.2 million, or 86.1% during the year ended December 31, 2022, as compared to 2021. The primary contributor to this increase is the exclusivity deal signed with Amr Diab .

General and administrative expenses

	Year Ended December 31,			Change from		Change from
	2022	2021	2020	2021 to 2022		2020 to 2021
	USD	USD	USD	USD	%	USD	%
Salaries and other related benefits	12,954,848	7,655,816	3,507,055	5,299,032	69.2%	4,148,761	118.3%
Provision for expected credit losses	716,291	235,164	-	481,127	204.6%	235,164	-%
Provision for employee’s end of service benefit	643,904	43,477	33,717	600,427	1381.0%	9,760	28.9%
Employees’ share-based compensation	564,741	801,450	564,284	(236,709)	(29.5)%	237,166	42.0%
Insurance expense	564,617	218,801	65,997	345,816	158.1%	152,804	231.5%
Rent and related charges	514,643	474,865	89,362	39,778	8.4%	385,503	431.4%
Travel expenses	327,808	416,435	84,114	(88,627)	(21.3)%	332,321	395.1%
Utilities	299,697	202,052	73,465	97,645	48.3%	128,587	175.0%
Depreciation of property and equipment	204,002	155,742	150,736	48,260	31.0%	5,006	3.3%
Taxes	-	157,826	25,142	(157,826)	(100.0)%	132,684	527.7%
Depreciation of rights-of-use assets	121,020	84,884	85,117	36,136	42.6%	(233)	(0.3)%
License fees	48,362	139,588	290,148	(91,226)	(65.4)%	(150,560)	(51.9)%
Write off receivables	45,679	160,715	8,501	(115,036)	(71.6)%	152,214	1790.5%
Amortization of intangibles assets	3,437	-	-	3,437	-%	-	-%
Other expenses	356,264	270,950	226,989	85,314	31.5%	43,961	19.4%
TOTAL	17,365,313	11,017,765	5,204,627	6,347,548	57.6%	5,813,138	111.7%

General and Administrative expense increased by $6.3 million, or 57.6% from 2021 to 2022, this increase is mainly due to the increase in the number of employees and relocation of staff from Beirut to Abu Dhabi which began in in 2021 and continued through 2022. In addition, we have moved our head office to Abu Dhabi which increased rent charges and was accompanied by an increase in travel expenses.

Finance costs

	Year Ended December 31,			Change from		Change from
	2022	2021	2020	2021 to 2022		2020 to 2021
	USD	USD	USD	USD	%	USD	%
Transaction and other costs	-	-	150,000	-	-%	(150,000)	(100.0)%
Interest on lease liabilities	58,610	57,779	74,149	831	1.4%	(16,370)	(22.1)%
Fair value movements on convertible notes	-	453,331	1,291,551	(453,331)	(100.0)%	(838,220)	(64.9)%
Interest on convertible loans	322,748	1,836,468	188,138	(1,513,720)	(82.4)%	1,648,330	876.1%
Interest on working capital loans	88,757	221,372	-	(132,615)	(59.9)%	221,372	-%
Bank interest and other charges	82,636	110,813	60,844	(28,177)	(25.4)%	49,969	82.1%
TOTAL	552,751	2,679,763	1,764,682	(2,127,012)	(79.4)%	915,081	51.9%

Interest on Convertible notes

Interest on Convertible notes decreased because Anghami obtained a waiver on the accrual of interest on both loans: Alkonost and MEVP starting August 31, 2021.

The loans from Alkonost and MEVP converted into Anghami Inc. shares upon the consummation of the Business Combination.

Interest on Working Capital Loans

Working capital loans were repaid upon the consummation of the Business Combination on February 3, 2022. Hence the accrual period was only for approximately one month in 2022 compared to 2021.

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

EBITDA

	Year Ended December 31,			Change from		Change from
	2022	2021	2020	2021 to 2022		2020 to 2021
	USD	USD	USD	USD %		USD %
EBITDA	(13,119,311)	(11,904,292)	(1,124,900)	(1,215,019)	10.2%	(10,779,392)	958.3%
As a percentage of revenue	(27.1%)	(33.5%)	(3.7%)

For the year ended December 31, 2022, as compared to 2021, EBITDA loss increased by $1.2 million. The increased EBITDA loss was impacted by the currency devaluation and economic downturn in Egypt and Lebanon and was further driven by additional professional fees incurred in relation to the Business Combination, the additional expense due to the addition of the Rotana catalogue, the rise in salaries further to the expansion strategy initiated in 2021 and the company moving its headquarter to Abu Dhabi (which has a higher salary scale). For a discussion of the limitations associated with using EBITDA rather than IFRS measures and a reconciliation of EBITDA to net loss, see discussion below under the heading “Non-IFRS Financial Measures” and the section entitled “Selected Historical Financial Data of Anghami.”

The following table presents a reconciliation of EBITDA to the net loss for the periods indicated:

	Year Ended December 31,			Change from		Change from
	2022	2021	2020	2021 to 2022		2020 to 2021
	USD	USD	USD	USD	%	USD	%
Net loss	(61,221,032)	(18,050,307)	(5,743,190)	(43,170,725)	239.2%	(12,307,117)	214.3%

Taxes	892,937	340,003	501,238	552,934	162.6%	(161,235)	(32.2)%
Finance cost	552,751	2,679,763	1,764,682	(2,127,012)	(79.4)%	915,081	51.9%
Foreign exchange (gain)/loss, net	3,129,330	1,558,780	1,126,851	1,570,550	100.8%	431,929	38.3%
Finance income	(15,036)	(145,107)	(137,397)	130,071	(89.6)%	(7,710)	5.6%
Other income	(2,724,600)	(41,419)	(60,497)	(2,683,181)	6478.1%	19,078	(31.5)%
Depreciation and amortization	3,798,223	952,545	859,129	2,845,678	298.7%	93,416	10.9%
Share based payments	643,904	801,450	564,284	(157,546)	(19.7)%	237,166	42.0%
Recapitalization expenses	48,521,787	-	-	48,521,787	-%	-	-%
Fair Value change of warrants liabilities	(6,697,574)	-	-	(6,697,574)	-%	-	-%
EBITDA	(13,119,311)	(11,904,292)	(1,124,900)	(1,215,019)	10.2%	(10,779,392)	958.3%

B. Liquidity and Capital Resources

On February 3, 2022, we consummated the Business Combination pursuant to the Business Combination Agreement. As a result of the Business Combination, Anghami and VMAC became wholly owned subsidiaries of Anghami Inc.

Prior to the Business Combination, we funded our operations primarily through the issuance of convertible debt and equity instruments. Upon the completion of the Business Combination, the Company raised a total of $32.9 million out of which $23.4 million were received after deducting reverse recapitalization transaction costs of $9.5 million.

For the years ended December 31, 2022 and 2021 we had a loss for the financial year of $61.2 million and $18.1 million, respectively. As of December 31, 2022 and December 31, 2021, we had cash and cash equivalents of $3.1 million and $0.7 million, respectively. Our cash and cash equivalents consist primarily of cash with banks or other financial institutions that is unrestricted as to withdrawal and use. Our cash and cash equivalents are primarily denominated in U.S. Dollars as well as in local currencies of the markets where we operate.

We require and will continue to need significant cash resources to, among other things, fund our working capital requirements, increase our headcount, make capital expenditures (including those related to product development), and expand our business across targeted markets. As a result, we expect that we will need to raise capital in the future from equity and / or debt sources.

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

Cash Flow

The following table summarizes our cash flows for each of the periods presented:

	Year Ended December 31,			Change from		Change from
	2022	2021	2020	2021 to 2022		2020 to 2021
	USD	USD	USD	USD	%	USD	%
Cash from operating activities	84,663	(13,887,941)	171,157	13,972,604	(100.6%)	(14,059,098)	(8214.2%)
Cash from investing activities	(12,577,132)	(1,485,129)	(897,306)	(11,092,003)	746.9%	(587,823)	65.5%
Cash from financing activities	14,973,260	10,397,299	5,292,903	4,575,961	44.0%	5,104,396	96.4%
Net change in cash and cash equivalents	2,480,791	(4,975,771)	4,566,754	7,456,562	(149.9%)	(9,542,525)	(209.0%)
Opening Cash and cash equivalent	632,540	5,608,311	1,041,557	12,032,523	214.5%	(4,438,129)	(426.1%)
Free cash flow	(12,492,469)	(15,373,070)	(726,149)	12,032,523	(78.3%)	(4,438,129)	611.2%

Operating Activities

During the year ended December 31, 2022, cash flows from operating activities were positive at $84,663, primarily due to the positive impact resulting from the optimization of our working capital.

Investing Activities

The 2022 cash outflows from investing activity of $12.6 million was driven by (i) additions in property and equipment primarily, in relation to fit out costs for the set up and launch of Anghami Lab, (ii) additions to intangible assets which primarily include the value of the exclusivity contract with Amr Diab, the cost of producing original content and app development capitalization as a result of implementing additional major features, (iii) investment in Vibe Music Arabia, the Joint Venture with Sony Music and (4) the cash cost of the acquisition of Spotlight.

Financing Activities

During the year ended December 31, 2022 net cash inflows from financing activities were $15.0 million consisting primarily of the proceeds from the PIPE financing the reverse capitalization net of the SPAC transaction costs of VMAC and the repayment of existing loans and borrowings as part of the Business Combination.

Free Cash Flow

Free cash flow represents the total sum of operating and investing cash flow. In 2022, Free cash flow was negative $12.5 million, an improvement from previous year’s negative $15.4 million. This is due to the factors explained in the previous three headings.

Indebtedness

Our principal debts are comprised of trade accounts payables, bank overdraft, and operating lease obligations.

Contractual Obligations and Commitments

Anghami is subject to the following minimum guarantee amounts relating to investments in joint ventures and the content on its service and publishing rights, the majority of which relate to initial investments and minimum royalty payments associated with its license agreements for the use of licensed content and publishing royalties, as at December 31:

	2022	2021
	USD	USD

Less than one year	4,194,264	5,149,957
Later than one year but not more than 5 years	1,250,000	1,965,594

In addition to the minimum guarantees listed above, Anghami is subject to various service agreements including a service agreement with Amazon for the use of Amazon servers and cloud.

D. Trend Information

Seasonality in Our Business

Our business exhibits significant seasonality. Historically our fourth quarter is our strongest quarter, driven by large advertising spending from our advertisers during the holiday season. In addition, we face seasonal fluctuations during Ramadan, the Muslim holy month. Ramadan started in April in 2022 but is a floating holiday and shifts by approximately 10 days each year. During Ramadan, our user activities and revenues from advertisement and subscriptions drop significantly due to general reductions in people’s daily leisure activities. To reduce the impact of Ramadan’s seasonality on our user engagement and revenues, since 2017 we launched a special Ramadan subscription that offers Ramadan-related content to offset the negative impact on our user engagement.

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

Market Trends and Future Outlook

Revenue from advertisement

We anticipate further growth in revenues from advertisement as we have shifted this year towards a diversified strategy focused around our platform’s unique selling points (“USP”). Our reliance on media and impression-based advertising as the primary source of revenue is decreasing due to the challenges posed by tech giants like TikTok and YouTube offering wider reach at lower prices.

To counter these challenges, we have diversified beyond traditional media offerings by leveraging our custom technology, production capabilities, and various business streams to monetize. This diversification has expanded our pool of advertising solutions beyond standard media, which remains a key contributor to our revenue.

Music and sound can instantaneously trigger an emotional response, increase awareness and attribution, improve perceptions, drive consideration and build deeper connections. Today music listening is at an all-time high and people rely on their favorite songs to accompany their various experiences. Anghami leverages the connection between music and activities by providing people with playlists made up of the best songs for activities like running, driving, exercising etc. and offers brands the opportunity to sponsor those targeted playlists. When brands tap into the power of music and sound, experiences will be better and personal connections with the brand will be stronger. The targeting algorithm does not only use data and technology, but also considers the emotions of the consumer. Anghami’s playlists and “moods” allow marketers to reach target audiences while they are in a certain mood or emotion (what we call the “Narrative of Emotions”). This allows marketers to directly attach brands to specific associations and feelings the consumers are experiencing at that moment.

Our advertisement strategies are anchored by a combined platform USP and Narrative of Emotions, setting us apart from competitors like Facebook and Google. By focusing on emotions and our understanding of the local market, we have positioned ourselves as a top-of-funnel platform, making us an attractive choice for brands in the region.

Our diversification strategy is already proving to be successful, with growing shares of production (Anghami Studios), branded content, and direct Ads revenue, while media-based (standard advertising) share is decreasing as on an aggregate level.

Additionally, our third-party agency partner DMS is committed to increasing advertising efforts in key regions where we operate, which, combined with our emphasis on diversification, unique USP, and focus on emotional narrative, positions us well for continued growth and success in the competitive advertising landscape.

Live events

The strategic additions of Spotlight and Anghami Lab have provided us with organic diversification of our revenue streams, and have offered existing Anghami users as well as non-users additional ways to consume music.

During the first year of launch in 2022, our live events businesses accounted for nearly 20% of our total revenue. We anticipate that this segment will play a more pivotal role in our business moving forward as these newly-launched businesses continue to grow and develop under our brand.

Looking ahead, we are committed to integrating our live events business with our core offering, thus leveraging synergies between offline and online music experiences. In the medium term, we expect live events to become increasingly intertwined with our platform, as we strive to offer our users a seamless and comprehensive music experience. We believe that these efforts will not only enhance the overall value proposition of our platform, but also strengthen our competitive position within the industry.

Geographic expansion strategy

In the short term from 2022 to 2023, we remain committed to expanding our market share among the younger generation in our existing geographic markets. In the medium term from 2023 to 2025, we plan to focus on French-speaking North Africa, Iraq and the Arab diaspora, a large population of Arabs who live outside the MENA Region. With over 20 million Arabs living in North America and Europe, Arab diaspora represents a large opportunity to grow our users beyond the MENA Region. We have developed new music streaming products and original content specifically designed for this population, mainly by combining Arabic music with English and French lyrics or tunes. In the longer term, we plan to expand into South Asia, mainly Pakistan. With a population of 220 million people, almost half of the Arab world’s population, Pakistan has similar market dynamics to the MENA Region with a large young population, a significant Telco user base and high mobile phone ownerships. We expect our experiences in the MENA Operating Area could bring us success in Pakistan.

Premium subscription growth strategy

We remain committed to driving growth in our core Premium subscriptions offering, as we continue to implement measures such as optimizing subscription plans in countries impacted by currency devaluation, as well as targeting services and geographies that generate higher ARPU. Furthermore, we are prioritizing growth in our direct channels and will renegotiate key Telco deals to enhance our revenue streams. Additionally, we plan to introduce new Telco bundles that generate higher ARPU. Furthermore, we are working on developing unique supplementary features that will be exclusively available to Premium users. These strategic initiatives are expected to drive growth in our subscription revenue and strengthen our unique position in the region.

E. Critical Accounting Estimates

Critical Accounting Policies and Estimates

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

The consolidated financial statements are presented in United States dollar (USD) which is also the functional currency of the Group. The Group has assessed the operation of each of its subsidiaries and determined that the functional currency of the subsidiaries is the same as the Group’s functional currency, as each subsidiary operate as an extension of the Group since they lack the required autonomy and are dependent on the Group and other subsidiaries in providing their services. The USD is considered the functional currency of the Group as it is the main currency that influences the sales prices for services, cost of revenues, expenses and financing activities.

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

Revenue from subscriptions

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

Revenue from advertisement

The Group’s advertising revenue is primarily generated through display, audio, and video advertising delivered through advertising impressions. The Group’s advertising revenue is generated through:

(1)	Agency Sales Channel: the Group entered into an arrangement with an advertising agency that sells ads campaigns to global and regional brands. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an Insertion Order (“IO”) that specifies the terms of the arrangement such as the type of ad product, pricing, insertion dates, and number of impressions in a stated period. The advertising agency promotes the Group’s advertising products based on a pre-agreed sales commission based on generated revenue. The Group sets the pricing schedule for ads impressions and approves the ads before their display on the Anghami platform and remains responsible to deliver the advertising products to the advertising client. Advertising clients and advertising agency send for the Group’s approval the advertisement to be displayed on the Anghami platform and the IOs that specify the number of ads impressions, campaigns periods, and the agreed service fees.

(2)	Direct Sales Channel: the Group works directly with advertising clients. The Group’s sales team identifies and manages these advertising clients and approves their advertising campaigns sent via IOs which acts as a contract between the Group and the advertising clients.

(3)	Programmatic Advertising Channel: the Group generates revenue from adverstisement through arrangements with certain advertising exchange platforms to distribute advertising inventory for purchase on a cost-per-thousand basis through their automated exchange. The Group has control over which ads are to be displayed on its platform, volumes and selection criteria.

(4)	Barter deals: Revenue is recorded at the fair value of non-cash consideration received or promised from the customer. The fair value is measured at contract inception.

Revenue is recognized over time based on the number of impressions delivered.

Live events

The Group generates its live events revenues from the sale of tickets, sponsorships & food & beverages to customers.

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

Amortization of podcast content assets is recorded over the shorter of the estimated useful economic life, or the license period (if relevant), and begins at the release of each episode. Amortization is calculated on double-declining basis similar to internally developed music content. We make payments to podcast publishers, whose content we monetize through advertising sales.

The Group incurs expenses from barter deals with third parties where the Group receives advertising services which can be reliably measured at the fair value of those advertising services.

The Group incurs expenses related to the purchase of food and beverage, venues rent, artists fees & artists’ logistics fees.

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

The withholding tax (WHT) incurred on distributions from foreign jurisdiction are comprised of distributions made from subsidiary entities (mainly Anghami KSA and ADC) to the Group. In addition, WHT include taxes paid by the Group for income generated from Telco partners. These Telco partners operate in countries where the Group does not have an operating entity and has service agreements with Telco companies. The tax on services performed by non-resident Group is deducted from the Group’s payments received from the Telco partners based on WHT rates for the respective countries which are established as part of the existing WHT regimes for each country. WHT has been presented with the income taxes in these consolidated financial statements.

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

Share-based payment to service provider

The cost of other equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

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

●	Office spaces	4 - 5 years

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

Intangible assets with finite lives are typically amortized on a straight-line and double declining basis over their estimated useful lives based on the nature of the intangible asset, typically over 3 to 5 years. Intangibles are assessed for impairment whenever there is an impairment indication like change in technology, consumer behavior and adverse economic conditions. The amortization period and the amortization method for an intangible asset are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization of intangible assets is recognized in the consolidated statement of comprehensive income in the cost of revenue, Selling & distribution expenses and General & Administrative expenses categories depending on the function of the intangible assets.

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

Goodwill

Goodwill is the excess of the consideration transferred over the net identifiable assets acquired and liabilities assumed. Goodwill is tested annually for impairment, or more regularly if certain indicators are present. Goodwill is evaluated for impairment by comparing the recoverable amount of the Group’s operating segments to the carrying amount of the operating segments to which the goodwill relates. If the recoverable amount is less than the carrying amount an impairment charge is determined. The recoverable amount of the operating segments is based on fair value less costs of disposal. The Group determines the fair value of the operating segments using a combination of a discounted cash flow analysis and a market-based approach.

ITEM 6. RESERVED

A. Directors and Senior Management

Our directors and senior management are as follows:

Name	Age	Position
Edgard Maroun	48	Chief Executive Officer, Director
Elias Habib	50	Chief Technology Officer, Chairman
Rabih Khoury	57	Interim Vice President, Finance
Choucri Khairallah	37	Chief Premium Officer
Hossam El Gamal	48	Chief Brand Officer
F. Jacob Cherian	58	Director
Kaswara Saria Alkhatib	54	Director
Jana Yamani	35	Director
Klaas Baks	49	Director
Abhayanand Singh	41	Director
Fawad Tariq Khan	40	Director

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

Rabih Khoury serves as our Interim Vice President of Finance. Mr. Khoury is Managing Partner & Chief Exit Officer with Middle East Venture Partners (MEVP), one of the leading Technology VC asset managers in MENA. MEVP is an institutional asset manager regulated by both DFSA and ADGM. Mr. Khoury has extensive experience in venture capital, private equity and advisory, having executed more than US$5 billion in transactions and raised more than US$2 billion in capital..

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

F. Jacob Cherian serves as a Director. Previously, Mr. Cherian served as VMAC’s Chief Executive Officer and a member of its board of directors since April 2020. Mr. Cherian co-founded and served as Chief Executive Officer and a director of I-AM Capital Acquisition Company Inc. (“I-AM”), a special purpose acquisition company, from August 2017 to February 2019. I-AM completed a $50 million initial public offering in August 2017 and completed a business combination in December 2018, listing the first e-sports company on Nasdaq (Simplicity Esports & Gaming). Mr. Cherian also served as Chairman, Chief Executive Officer and director of Millennium India Acquisition Company Inc., a special purpose acquisition company, from March 2006 to October 2013, completing a $58 million initial public offering in July 2006. Millennium India completed a business combination with SMC, an India-headquartered leading diversified financial services company with over 2,500 locations in over 500 cities serving approximately 1.7 million customers in India and the Middle East. Mr. Cherian’s prior work and experience with JP Morgan & Co., as a director at KPMG LLP and as Partner at Computer Sciences Corp., a Fortune 500 global information technology & services company spans 15 years and three continents of Europe, Middle East and South Asia. Mr. Cherian holds a B.A. in Accounting & Information Systems from Queens College of CUNY and an MBA in International Finance from St. John’s University. He has also served as Adjunct Professor of Finance at the Tobin College of Business at St. John’s University’s MBA Program for ten years. Mr. Cherian has served as a member of the board of directors on a number of public and private and not-for profit boards

Kaswara Saria Alkhatib is the Chairman of Webedia Arabia Holding Ltd. and the Chief Marketing Officer of Events Center (part of General Entertainment Authority of Saudi Arabia). Mr. Alkhatib has been serving as Chairman of Webedia Arabia Holding Ltd. since 2018. Prior to that, Mr. Alkhatib joined UTURN Entertainment in 2011 and served as its Chairman from March 2013 until 2018, launched ‘Made in Saudi Films’, a production and post-production house in 2009 and served as its Chief Exeucitve Officer until 2018, and founded and served as chief executive officer of FullStop in 2002. Mr. Alkhatib holds a bachelor of technology degree in Computer Engineering from Jamiat Al-Malik Abdulaziz. We believe Mr. Alkhatib is qualified to serve on our board of directors due to his extensive knowledge and experience in the broadcasting and entertainment industries.

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

B. Compensation

Anghami Executive Compensation

For the year ended December 31, 2022, Anghami’s executive officers received total compensation of approximately $2,119,723. The total compensation paid to Anghami’s executive officers consists of base salary, and the value of stock options granted in 2022. Anghami’s executive officers are also entitled to and earn sales commission as well as certain statutory medical insurance and allowances, to the extent applicable.

Compensation of Directors and Officers

Our executive compensation program reflects Anghami’s compensation policies and philosophies, as they may be modified and updated from time to time.

For 2023, we anticipate that we will pay a retainer of $35,000 per year to our non-employee directors, $20,000 per year to the chairperson of our audit committee, $20,000 per year to the chairperson of our compensation committee and $20,000 per year to the chairperson of our nominating committee.

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

Source of Ordinary Shares and dilution limits

Awards are satisfied by newly issued ordinary shares. The aggregate number of ordinary shares which may be issued or transferred pursuant to awards under the LTIP is 5,000,000 preference shares, which is approximately equal to 0.23% of our total issued share capital in issue at the time.

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

Leaving employment

If an award holder leaves employment with the Group his award will lapse unless he is a “good leaver”. An award holder will be a “good leaver” if the reason for leaving is death, ill-health, injury, disability, redundancy, retirement, the transfer of the employing business or company, or otherwise at the discretion of the Compensation Committee. If the award holder is a good leaver then any awards shall vest on the date on which they would have vested had the cessation not occurred subject to any performance targets being satisfied and, unless in exceptional circumstances the Compensation Committee determines otherwise, taking into account a time pro-rata reduction to reflect the period of time between grant and cessation relative to the length of the vesting period.

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

Classified Board of Directors

In accordance with our articles of association, our Board is divided into three classes with only one class of directors being elected in each year and each class (except for those directors initially appointed as Class I and Class II directors) serving a three-year term. The initial Class I and Class II directors’ terms will expire at the annual general meeting to be held in 2023, and the initial Class III directors’ term will expire at the annual general meeting to be held in 2024.

Our Class I directors are Fawad Tariq Khan.

Our Class II directors are Kaswara Saria Alkhatib, Klaas Baks and Abhayanand Singh.

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

Our audit committee consists of Klaas Baks and Kaswara Saria Alkhatib, with Klaas Baks serving as the chair of the committee. Each of the directors who serves on the audit committee qualifies as independent directors according to the applicable rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the audit committee members qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K.

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

Our compensation committee consists of Jana Yamani and Klaas Baks.

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

Our nominating committee consists of Fawad Tariq Khan and Abhayanand Singh, with Fawad Tariq Khan serving as the chair of the committee.

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

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table shows the beneficial ownership of common shares and ordinary shares as December 31, 2022 by:

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

	Number	% of Class
Executive Officers and Directors(1):
Edgard Jean Maroun	2,486,052	9.6%
Elias Nabil Habib	2,486,052	9.6%
Rabih Khoury	—	*
Choucri Khairallah	—	*
Hossam El Gamal	19,731	*
F. Jacob Cherian	250,000	*
Kaswara Saria Alkhatib	—	*
Jana Yamani	—	*
Klaas Baks	18,000	*
All directors and executive officers as a group	5,259,835	19.1%
Five Percent or More Holders:
Entities affiliated with Shuaa Capital (2)	4,043,332	15.5%
Entities affiliated with Vistas Media Sponsor, LLC (3)	3,250,000	12.5%
MBC Ventures Limited (4)	3,124,533	12.0%
MEVP Cayman LTD (5)	2,289,862	8.8%
Samena Beats Holdings (6)	1,976,608	7.6%
Mobily Ventures Holdings W.L.L. (7)	1,318,002	5.1%

To our knowledge, except as noted above, no person or entity is the beneficial owner of more than 5% of the voting power of the Company’s stock.

*	Less Than 1%

(1)	Unless otherwise noted, the address of each director and executive officer of the Company is c/o Anghami Inc., 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

(2)	Shares held by Shuaa Capital and their other related entities.

(3)	Includes (i) 1,768,500 ordinary shares held of record by Vistas Media Sponsor, LLC, (ii) 1,000,000 shares held of record by Vistas Media Capital Pte. Ltd, and (iii) 481,500 shares held of record by other Vistas-related directors and investors. The address for Vistas Media Sponsor, LLC is c/o 30 Wall Street, 8th Floor, New York, New York 10005.

(4)	The address of MBC Ventures Limited is Craigmuir Chambers, Road Town, Tortola VG1110, British Virgin Islands. Sheikh Walid Al Brahim is the sole shareholder of MBC Ventures Limited. Based on information reported on Schedule 13G filed by MBC Ventures Limited with the SEC on April 3, 2023.

(5)	The address of MEVP Cayman LTD is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Investment and voting decisions for MEVP Cayman LTD are made by a majority vote of its investment committees and /or the board of directors, as applicable. As a result, no single person controls investment or voting decisions with respect to the shares held by the MEVP Cayman LTD or has or shares beneficial ownership of such securities.

(6)	The address of Semena Beats Holdings is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(7)	The address of Mobily Ventures Holdings W.L.L. is Unit 1237, Building 574, Road 31, Block 611, Al-Himriya, Kingdom of Bahrain.

B. Related Party Transactions

Related Party Loans and Warrants

Convertible note 1

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

Upon the consummation of the business combination, the convertible notes of USD 650,000 and unpaid accrued interest of USD 292,231 were converted into 96,483 shares in Anghami Inc.

Convertible note 2

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

The Convertible note 2 agreements included certain affirmative covenants, including the delivery of audited consolidated financial statements to the holders.

Upon the consummation of the business combination, the convertible notes of USD 5,000,000 and unpaid accrued interest of USD 1,795,953 were converted into 693,332 shares in Anghami Inc.

Convertible note 3

The Group has entered into a convertible loan on December 5, 2021, and an ancillary conversion undertaking agreement with Shuaa amounting to USD 6,000,000 with maturity date of February 11, 2023. The Group has the right to repay the loan interest free by February 11, 2022, however, a transaction cost of 390,000 was charged as part of the loan. After three months interest rate of 12% will be accrued monthly. At maturity date, the lenders have the option to either demand the repayment of the principal and the accrued interest at maturity or convert the outstanding loan balance at a discount to the fair market value of the Group.

Upon the consummation of the business combination, the loan was deducted from the proceeds that resulted from the business combination as well as the transaction cost of USD 390,000.

Working capital loan 1

The Group has entered into a working capital loan on July 1, 2021 and an ancillary conversion undertaking agreement with Shuaa amounting to USD 3,500,000. The working capital loan has three-month grace period after which an annual interest of 12% will be accrued monthly. On February 11, 2023 (the maturity date), the lenders have the option to either demand the repayment of the principal and the accrued interest at maturity.

Upon the consummation of the business combination, the loan was deducted from the proceeds that resulted from the business combination as well as the transaction cost of USD 203,000.

Working capital loan 2

The Group has entered into a working capital loan on September 4, 2021 with MEVP amounting to USD 1,000,000. The working capital loan has three-month grace period after which an annual interest of 12% will be accrued monthly. Cash settlement of interest and principal will occur upon the completion of the business combination with VMAC.

On March 3, 2022 this working capital loan has been settled in cash where the entire principle of USD 1,000,000 has been paid along with an interest amount of USD 67,923 and a success fee of USD 39,200.

Commercial Arrangements

●	Anghami entered into a marketing agreement, dated May 26, 2019, with MBC FZ LLC (“MBC”), a shareholder of Anghami, pursuant to which MBC provides advertising services to Anghami, featured in all MBC entertainment shows and formats. The outstanding balance as of December 31, 2022 was $1,941,289.

●	Anghami entered into an operator billing agreement, dated October 15, 2013, and as amended on October 25, 2015, with Emirates Integrated Telecommunications Company, PJSC (“Du”), a shareholder of Anghami, pursuant to which Anghami uses Du’s billing services platform. Du is entitled to receive 30% of the net revenue collected on behalf of Anghami, in accordance with the terms and conditions of the agreement. Anghami paid Du $91,651 for payment processing for the year ended December 31, 2022. ,Pursuant to an amendment, Anghami has also agreed to provide Anghami Plus, its Premium service, to Du which Du will in turn provide to its own customers. Du will pay Anghami for every customer that activates the Premium service, in line with specific pricing terms provided in the amendment.

●	Anghami entered into a revenue sharing agreement, dated March 11, 2014, with Etihad Etisalat Company (“Mobily”), a shareholder of Anghami, pursuant to which Anghami will provide content services through Mobily’s platform systems. Based on the type of service, Mobily will be entitled to a certain percentage share of the revenue, ranging from 35%-70%. Pursuant to an amendment, Anghami revised some of its content services, including providing Anghami Plus, its Premium service to Mobily which Mobily can then offer to its customers. Anghami paid Mobily $184,782 for payment processing for the year ended December 31, 2022.

Du and Mobily utilize their network to facilitate subscription payments for the Group’s users.

Related Party Advances

●	The current outstanding aggregate amount is $2,436,308 split into $232,429 from Edgard Maroun (CEO and Director), $162,354 from Elias Habib (Chief Technology Officer and Chairman), $100,236 from Maher Khawkhaji (General Manager, Spotlight Recreational Services LLC) and $1,941,289 from MBC.

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

In December 2022, Reservoir Media Management Inc. and Pop Arabia FZLLC initiated legal action against Anghami, alleging the “unlicensed exploitation of musical and lyrical works” in reference to 12 songs in the UAE territory. At present, we do not have an estimation of what the potential liability may be, as they have not requested a specific monetary compensation and have only cited infringement of rights related to 12 songs, limited only to the territory of the United Arab Emirates. As such, we have not identified this as a material case.

Anghami filed an opposition claim of the published mark in the UAE Trademark Office Committee for the benefit of Vivdville Inc. On September 21, 2020, the UAE Trademark Office Committee issued a decision rejecting our opposition. Anghami appealed the decision of the Ministry of Economy and filed a Grievance dismissal objection in October 2020. The appeal is currently pending. As such, we have not identified this as a material case.

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

B. Memorandum and Articles of Association

Information regarding certain material provisions of our Memorandum and Articles of Association (our “Charter”) are as follows.

Ordinary Shares

Holders of Ordinary Shares are entitled to one vote for each share held of record on all matters to be voted on by members.

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

As of December 31, 2022 there were no preference shares outstanding.

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

Directors

Appointment of Directors

The Board is divided into three (3) classes designated as Class I, Class II and Class III, respectively with directors divided as nearly as possible into thirds among the classes. Directors shall be assigned to each class by the Board. At the 2023 annual general meeting of Anghami Inc., the term of office of the Class I and Class II directors shall expire and Class I and Class II directors shall be elected for a full term of three (3) years. At the 2024 annual general meeting of Anghami Inc., the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of Anghami Inc., directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting. Directors hold office until the expiration of the director’s term, until a director’s successor has been duly elected and qualified or until such director’s earlier death, resignation or removal.

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

The Tax Concessions Act

(As Revised)

Undertaking as to Tax Concessions

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

These concessions shall be for a period of 20 years from May 13, 2022.

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

Foreign Currency Risk

Currency risk arises from the possibility that changes in exchange rates will affect the values of the financial assets and liabilities denominated in foreign currencies against the U.S. dollar in case we do not hedge the currency exposure by hedging instruments. The functional currency of Anghami is U.S. dollars. We are exposed to foreign currency fluctuations on our transactions in foreign currencies, mainly in Egyptian and Lebanese pounds. As the UAE dirham and Saudi riyal are pegged to the U.S. dollar, balances in these currencies are not considered to represent significant currency risk. Our principle foreign currency risk arises from Egyptian and Lebanese pounds denominated transactions.

Egypt Operating Environment

The table below indicates the Group’s foreign currency exposure at December 31 as a result of its monetary assets and liabilities denominated in Egyptian Pounds. The analysis calculates the effect of a reasonable possible movement of the US Dollars rate against Egyptian with all other variables held constant on the consolidated statement of comprehensive income.

Sensitivity analysis

A 5% strengthening/(weakening) of the following currency against USD currency at 31 December would have increased/(decreased) financial instruments by USD equivalent amounts shown below:

	Increase/decrease	Effect on
	in USD rate to the	loss before tax
	Egyptian Pound	USD

2022	+ /-5%	76,352

2021	+ /-5%	30,985

Lebanon Operating Environment

On 10 May 2021, the Central Bank of Lebanon issued Basic Circular 157 setting the framework of exceptional measures for foreign-currency operations. Hence, banks operating in Lebanon must process customers’ FX operations (buy and sell) related to their personal or commercial needs on the electronic platform “Sayrafa”. Transactions with customers encompass purchase and sale of foreign currencies banknotes against LBP, as well as operations from/to foreign currencies external accounts against LBP. The Sayrafa corresponds to a floating system and the Sayrafa average rate and volume of foreign currency operations are published on the website of the Central Bank of Lebanon. Foreign currency operations were executed on the Sayrafa platform at the following exchange rates:

	2022
	Rate as at December 31	Average rate for the period from January 1 to December 31
	LBP	LBP

US Dollar	38,000	25,681

The Sayrafa platform is not available for the purchase and sale of and “local” foreign currency bank accounts which are subject to unofficial capital controls.

The application of Sayrafa has affect the group’s statement of profit and loss in the following manner:

	At official rate	At sayrafa rate	Impact
Cost of revenues	407,056	24,587	382,468
Finance costs	315,883	17,119	298,765
General and administrative expenses	799,955	46,645	753,310
Net foreign exchange differences	7,690,532	391,694	7,298,838
Other income	3,082	209	2,873
Revenues from contracts with customers	9,416,614	536,265	8,880,349
Selling and distribution expenses	158,475	9,603	148,872
Consultancy and professional fees	1,013	44	969

Foreign exchange loss, net

	Year Ended December 31,
	2022	2021	2020	Change from 2020 to 2021		Change from 2020 to 2021
	USD	USD	USD	USD	%	USD	%
Foreign exchange (gain)/loss, net	3,129,330	1,558,780	1,126,851	1,570,550	100.8%	431,929	38.3%

Foreign exchange loss has increased by $1,570,550 or 100.8% during the year ended December 31, 2022 as compared to 2021 mainly due to the currency devaluation in Egypt and further deterioration of Lebanese pound against USD.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Interim Vice President of Finance, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our management, with the participation of our Chief Executive Officer and Interim Vice President of Finance, have concluded that, due to the material weaknesses described below, as of December 31, 2022, our disclosure controls and procedures were not effective. We are in the process of undertaking certain remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Changes in Internal Control over Financial Reporting.”

B. Management’s Annual Report on Internal Control Over Financial Reporting

Management assessed the effectiveness of internal control over financial reporting as at December 31, 2022, based on the criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Based on the material weaknesses described below, our management, with the participation of our Chief Executive Officer and our Interim Vice President of Finance, have concluded that, as of December 31, 2022, our internal control over financial reporting was not effective.

In connection with the preparation of its financial statements as of and for the year ended December 31, 2022, Anghami and its independent registered public accounting firm identified material weaknesses in Anghami’s internal control over financial reporting related to

●	Lack of sufficiently skilled personnel with requisite IFRS and SEC reporting knowledge and experience;

●	Lack of sufficient entity level controls and sufficiently designed internal controls and financial reporting policies and procedures including segregation of duties, that are commensurate with SEC reporting requirements; and

●	Lack of design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of Anghami’s consolidated financial statements.

The Public Company Accounting Oversight Board has defined a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Anghami’s financial statements will not be prevented or detected on a timely basis.

In March 2022, Anghami developed and began the process of implementing a remediation plan to address these control deficiencies, which will address the underlying causes of Anghami’s material weaknesses. As part of Anghami’s remediation plan, Anghami has begun taking measures, and we will continue to take measures, to remediate these control deficiencies. Measures including enhancing our ERP, potentially hiring outside consultants, provide technical training for its employees and hire internal auditors. Besides, management is planning to introduce technical IFRS training.

Below are the measures taken by Anghami during 2022 as part of the remediation plan:

●	Enhancing our ERP: In the fourth quarter of 2022, we requested from our current ERP administrator to make some enhancement to our billing procedures which eventually will lead to having a bridge between our billing and accounting systems which would automate the process

●	Hiring outside consultants: we hired consultants to help us valuate our warrants and ESOPs

If these measures are ineffective, Anghami may be unable to remediate these issues in the anticipated timeframe, which may have an adverse effect on Anghami’s operating results, Anghami’s ability to operate its business or investors’ views of Anghami.

For more information on our internal control over financial reporting, please see the sections of this Report entitled “Item 3D. Risk Factors—Anghami has identified material weaknesses in its internal control over financial reporting. If for any reason Anghami is unable to remediate these material weaknesses and otherwise to maintain proper and effective internal controls over financial reporting in the future, Anghami’s ability to produce accurate and timely consolidated financial statements may be impaired, which may harm Anghami’s operating results, Anghami’s ability to operate its business or investors’ views of Anghami.”

C. Attestation Report of the Registered Public Accounting Firm

This Report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D. Changes in Internal Control Over Financial Reporting

Except for the remediation efforts described above taken to address the material weaknesses, there were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Klass Baks is an “audit committee financial expert,” as defined in Item 16A of Form 20-F. All audit committee members satisfy the independence requirements set forth under NASDAQ Stock Market Rule 5605(a)(2) and in Rule 10A-3 under the Exchange Act.

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

Item 16C. Principal Accountant Fees and Services

Grant Thornton Audit and Accounting Limited (Dubai Branch) (“Grant Thornton”) were appointed as our principal accountants for the year ended December 31, 2022.

Comparative figures presented in the table below relate to amounts paid to Ernst & Young — Middle East (Abu Dhabi) who acted as our principal accountants for that period.

The following table summarizes the charge for professional fees rendered in those periods:

	Year Ended December 31,
	2022	2021
	USD	USD
Audit fees	683,332	475,000
Audit-related fees		25,000
Tax fees	3,672	14,800
All other fees	-	-
Total	687,004	514,800

“Audit fees” are the aggregate fees earned by the Ernst & Young entities and Grant Thornton principal accountant entities respectively for the audit 2021 and 2022 of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-related fees” are fees charged by the principal accountant entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” This category comprises fees for internal control reviews, agreed-upon procedure engagements and other attestation services subject to regulatory requirements.

“Tax Fees” include fees billed for tax compliance.

“All other fees” are the fees for products and services other than those in the above three categories.

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

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16F. Change in Registrant’s Certifying Accountant

In December 2022, Ernst & Young - Middle East (Abu Dhabi) (“EY”), had made the decision to resign as our independent registered public accounting firm. On January 27, 2023, we engaged Grant Thornton Audit and Accounting Limited (Dubai Branch) as a new independent accountant for our fiscal year ended December 31, 2022. Grant Thornton’s appointment has been considered and approved by Anghami’s audit committee.

The audit reports of EY on the financial statements of Anghami as of and for the years ended December 31, 2021 and December 31, 2020 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, except for an explanatory paragraph in such reports regarding substantial doubt about Anghami’s ability to continue as a going concern.

During the fiscal years ended December 31, 2021 and December 31, 2020 and the subsequent period through the date of this filing, there were (i) no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F, between Anghami and Ernst & Young - Middle East (Abu Dhabi) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years, and (ii) no reportable events as defined in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses in Anghami’s internal control over financial reporting reported in its Form 20-F filed with the SEC on May 13, 2022.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements” of this Report.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.

ITEM 19. EXHIBITS

Exhibit no	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company. (incorporated by reference to Exhibit 1.1 to the Company’s Shell Company Report on Form 20-F filed with the SEC on February 9, 2022).
2.1*	Description of Securities of the Registrant (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on May 13, 2022).
2.2	Specimen Ordinary Share Certificate of the Company (incorporated by reference to Exhibit 4.7 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 3, 2021).
2.3	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 4.8 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 3, 2021).
2.4	Warrant Agreement, dated August 6, 2020, by and between VMAC and Continental Stock Transfer & Trust Company, as warrant agent. (incorporated by reference to Exhibit 2.4 to the Company’s Shell Company Report on Form 20-F filed with the SEC on February 9, 2022).
2.5	Assignment, Assumption and Amendment Agreement (Warrant Agreement), dated February 3, 2022, by and among VMAC, the Company and Continental Stock Transfer & Trust Company, as warrant agent
4.1†	Business Combination Agreement, dated as of March 3, 2021, by and among VMAC, Anghami, the Company, Anghami Vista 1 and Anghami Vista 2 (incorporated by reference to Exhibit 2.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 3, 2021).
4.2	Letter Agreement, dated August 6, 2020, by and among VMAC, Vistas Media Sponsor, LLC and each of the initial stockholders of VMAC (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.3	Private Placement Warrants Purchase Agreement, August 6, 2020, by and between VMAC and Vistas Media Sponsor, LLC (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.4	Private Placement Units Purchase Agreement, dated August 6, 2020, by and between VMAC and Vistas Media Sponsor, LLC (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.5	Private Placement Units Purchase Agreement, dated August 6, 2020, by and between VMAC and I-Bankers Securities, Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.6	Registration Rights Agreement, dated August 6, 2020, by and among VMAC, Vistas Media Sponsor, LLC and the other holders party thereto (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.7	Form of Subscription Agreement, by and among VMAC and the subscribers party thereto (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).

4.8	Form of Restrictive Covenant Agreement, by and between the Company and the shareholders party thereto (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.9	Form of Sponsor Letter Agreement, by and among VMAC, Vistas Media Sponsor, LLC, Anghami and the parties named thereto (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.11	Nominee Agreement dated October 13, 2021 by and between Anghami and Hossam Mohamed El Gamal (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 28, 2021).
4.14	Letter Agreement, dated December 5, 2021, by and among, the Company and SHUAA Capital psc. (incorporated by reference to Exhibit 10.15 to Amendment No. 4 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 10, 2021).
4.15^	Anghami Inc. Long Term Incentive Plan. (incorporated by reference to Exhibit 4.15 to the Company’s Shell Company Report on Form 20-F filed with the SEC on February 9, 2022).
4.16^	Form of Indemnification Agreement. (incorporated by reference to Exhibit 4.16 to the Company’s Shell Company Report on Form 20-F filed with the SEC on February 9, 2022).
8.1*	List of subsidiaries of the Company
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.1	Change in Registrant’s Certifying Accountant letter
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.
†	Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.
^	Indicates management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Anghami Inc.

	By:	/s/ Edgard Maroun
Date: May 16, 2023	Name:	Edgard Maroun
	Title:	Chief Executive Officer

ANGHAMI INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(PCAOB ID 3211)

To the Board of Directors and Shareholders

Anghami, Inc.

Opinion on the consolidated financial statements

We have audited the accompanying consolidated financial position of Anghami Inc. (the “Parent Company”) and its subsidiaries (together the “Group”) as of December 31, 2022, the related consolidated statement of comprehensive income, consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, including the related notes to the consolidated financial statements (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022, and the results of its operations and its cash flows for each of the year then ended, in accordance with International Financial Reporting Standards (IFRS), as issued by International Accounting Standards Board.

We also have audited the adjustments to the 2021 and the 2020 consolidated financial statements to retrospectively reflect the shares and basic and diluted net loss per share attributable to equity holders of Anghami Inc., prior to the Business Combination, as described in Note 1. The adjustments have been applied using the Exchange Ratio established in the Business Combination. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2021 or the 2020 consolidated financial statements of the Group other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on 2021 and 2020 consolidated financial statements taken as a whole.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Parent Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statement, the Parent Company incurred a net loss of $61,221,032 during the year ended December 31, 2022, and as of that date, the Parent Company’s current liabilities exceeded its current assets by $16,604,967 and its total liabilities exceeded its total assets by $6,437,632. These conditions, along with other matters as set forth in Note 2, raise substantial doubt about the Parent Company’s ability to continue as a going concern.

Basis for opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grant Thornton Audit and Accounting Limited (Dubai Branch)

We have served as the Group’s auditor since 2022

Dubai, United Arab Emirates

May 16, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Anghami Inc.

Opinion on the Financial Statements

We have audited, before the adjustments to retrospectively apply the effects of the business combination described in Note 1 to the consolidated financial statements, the accompanying consolidated statement of financial position of Anghami Inc. (the Company) as of December 31, 2021, the related consolidated statements of comprehensive income, changes in equity and cash flows for the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements, before the adjustments to retrospectively apply the effects of the business combination described in Note 1 to the consolidated financial statements, present fairly, in all material respects, the financial position of the Company at December 31, 2021 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The consolidated financial statements were prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the consolidated financial statements included in the 2021 Annual Report on Form 20-F, the Company suffered recurring losses from operations, had a working capital deficiency, and stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters were also described in Note 2.1. The consolidated financial statements did not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the effects of the business combination described in Note 1 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Grant Thornton Audit and Accounting Limited (Dubai Branch).

/s/ Ernst & Young – Middle East (Abu Dhabi)

We have served as the Company’s auditor from 2019 to 2022.

Abu Dhabi, United Arab Emirates

May 13, 2022

ANGHAMI INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		2022	2021	2020
	Note	USD	USD	USD

Revenue	4	48,482,015	35,504,392	30,518,356
Cost of revenue	6	(39,130,522)	(26,462,637)	(22,346,521)
Gross profit		9,351,493	9,041,755	8,171,835

Selling and marketing expenses	7	(11,569,386)	(8,013,933)	(5,284,152)
General and administrative expenses	8	(17,365,313)	(11,017,765)	(5,204,627)
Consultancy and professional fees	11	(2,114,707)	(6,120,494)	(231,369)
Government grants	12	4,318,726	2,546,360	-
Operating loss		(17,379,187)	(13,564,077)	(2,548,313)

Finance costs	9	(552,751)	(2,679,763)	(1,764,682)
Finance income		15,036	145,107	137,397
Other income	10	2,825,374	41,419	60,497
Share of loss of a joint venture	17	(283,055)	(94,210)	-
Fair value change of warrants liabilities	26	6,697,574	-	-
Recapitalization expense	31	(48,521,756)	-	-
Foreign exchange loss, net		(3,129,330)	(1,558,780)	(1,126,851)
Loss before tax		(60,328,095)	(17,710,304)	(5,241,952)

Income tax expense	13	(892,937)	(340,003)	(501,238)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(61,221,032)	(18,050,307)	(5,743,190)

Attributable to:
Equity holders of the Parent		(61,019,350)	(17,786,681)	(5,585,948)
Non-controlling interests		(201,682)	(263,626)	(157,242)
		(61,221,032)	(18,050,307)	(5,743,190)

Basic and diluted loss per share attributable to equity holders of the Parent	30	(2.35)	(1.03)	(0.34)

The attached notes 1 to 33 form part of these consolidated financial statements.

ANGHAMI INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31,	December 31, 2021
	Note	2022 USD	USD (recast)
ASSETS
Non-current assets
Property and equipment	14	2,200,975	276,325
Intangible assets	15	7,603,155	2,042,846
Goodwill	22	600,000	-
Investment in a joint venture	17	833,495	48,142
Right-of-use assets	21	296,538	169,769
Deferred tax assets	13	1,384	-
		11,535,547	2,537,082

Current assets
Trade and other receivables	16	10,321,833	5,405,547
Cash and bank balances	18	3,117,087	649,972
Government grants	12	-	601,612
Accrued government grants	12	2,055,978	-
Contract assets	4	2,365,013	2,164,205
Amount due from related parties	25	239,262	1,666,909
		18,099,173	10,488,245

TOTAL ASSETS		29,634,720	13,025,327

EQUITY AND LIABILITIES
Equity
Share capital	19	2,601	1,721
Share premium	19	116,505,240	32,109,245
Share-based payment reserves	20	1,512,490	3,162,544
Other reserves		-	(100,774)
Accumulated losses		(123,135,335)	(62,015,211)
Deficit attributed to equity holders of the Parent		(5,115,004)	(26,842,475)
Non-controlling interests		(1,322,628)	(1,120,946)
Total Deficit		(6,437,632)	(27,963,421)

Non-current liabilities
Provision for employees’ end-of-service benefits	23	700,953	166,013
Loans and borrowings	27	-	-
Lease liabilities	21	168,799	135,967
Government grants	12	498,460	310,163
Deferred tax liabilities	13	-	14,625
		1,368,212	626,768

Current liabilities
Trade and other payables	24	26,522,239	15,892,129
Government grants	12	22,289	81,606
Contract liabilities	4	4,536,370	3,150,431
Loans and borrowings	27	-	18,526,802
Amount due to related parties	25	2,436,308	2,070,847
Warrant liabilities	26	562,722	-
Income tax payable		432,211	518,500
Bank overdrafts	18	3,756	17,432
Lease liabilities	21	188,245	104,233
		34,704,140	40,361,980

Total liabilities		36,072,352	40,988,748

TOTAL EQUITY AND LIABILITIES		29,634,720	13,025,327

The attached notes 1 to 33 form part of these consolidated financial statements.

ANGHAMI INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Share-based payment reserves	Other reserves	Accumulated losses	Deficit attributable to the equity holders of the Parent	Non-controlling interest	Total deficit
	USD	USD	USD	USD	USD	USD	USD	USD

At January 1, 2020 (recast)	1,633	25,079,283	1,796,810	(168,259)	(38,642,582)	(11,933,115)	(700,078)	(12,633,193)
Share-based payments	-	-	564,284	-	-	564,284	-	564,284
Movement in other reserves	-	-	-	(100,774)	-	(100,774)	-	(100,774)
Total comprehensive loss	-	-	-	-	(5,585,948)	(5,585,948)	(157,242)	(5,743,190)
At December 31, 2020 (recast)	1,633	25,079,283	2,361,094	(269,033)	(44,228,530)	(17,055,553)	(857,320)	(17,912,873)

Share-based payments (note 20)	-	-	801,450	-	-	801,450	-	801,450
Movement in share capital	-	(21,889)	-	-	-	(21,889)	-	(21,889)
Loans converted to equity (note 27)	88	7,220,110	-	-	-	7,220,198	-	7,220,198
Transfer from other reserves during the year	-	(168,259)	-	168,259	-	-	-	-
Total comprehensive loss	-	-	-	-	(17,786,681)	(17,786,681)	(263,626)	(18,050,307)
At December 31, 2021 (recast)	1,721	32,109,245	3,162,544	(100,774)	(62,015,211)	(26,842,475)	(1,120,946)	(27,963,421)

Share-based payments (note 20)	-	-	(1,650,054)	-	-	(1,650,054)	-	(1,650,054)
Issuance of Shares upon reverse recapitalization, net of issuance costs	748	73,392,243	-	-	-	73,392,991	-	73,392,991
Share based payment for service providers	29	2,899,971	-	-	-	2,900,000	-	2,900,000
Loans converted to equity (note 27)	79	7,738,105	-	-	-	7,738,184	-	7,738,184
Issuance of common shares upon exercise of warrants	24	365,676	-	-	-	365,700	-	365,700
Movement in other reserves	-	-	-	100,774	(100,774)	-	-	-
Total comprehensive loss	-	-	-	-	(61,019,350)	(61,019,350)	(201,682)	(61,221,032)
At December 31, 2022	2,601	116,505,240	1,512,490	-	(123,135,335)	(5,115,004)	(1,322,628)	(6,437,632)

The attached notes 1 to 33 form part of these consolidated financial statements.

ANGHAMI INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

			2021	2020
	Note	2022 USD	USD (recast)	USD (recast)
OPERATING ACTIVITIES
Loss for the year		(61,221,032)	(18,050,307)	(5,743,190)

Adjustments for:
Depreciation of property and equipment	14	204,002	155,742	150,736
Depreciation of right-of-use assets	21	121,020	84,884	85,117
Amortization of intangible assets	15	3,469,763	711,919	623,276
Provisions for deferred taxes		(16,009)	-	-
Finance costs	9	552,751	2,679,763	1,764,682
Finance income		(15,036)	(145,107)	(137,397)
Provision for employees’ end of service benefits	23	643,904	43,477	33,717
Revaluation of warrants liability	26	(6,697,574)	-	-
Reversal of provisions of shared-based payment reserves	20	(2,214,795)	-	-
Recapitalization expense	31	48,521,756	-	-
Provision for share-based payments	20	564,741	801,450	564,284
Allowance for estimated credit loss	16	716,291	235,164	-
Net foreign exchange losses		-	(164,769)	422,022
Share of loss of a joint venture	17	283,055	94,210	-
Taxes	13	892,937	340,003	501,238
Government grants revenue	12	(4,318,726)	(2,546,360)	-
Reversal of accruals no longer required		-	-	(60,497)
		(18,512,952)	(15,759,931)	(1,796,012)
Working capital changes:
Trade and other receivables		(5,632,577)	(655,710)	(269,123)
Due from related parties		1,427,647	(1,241,557)	10,269
Contract assets		(200,808)	(1,214,626)	120,579
Trade and other payables		22,340,143	1,246,322	1,428,206
Contract liabilities		1,385,939	1,406,696	917,862
Due to related parties		365,461	185,711	547,360
Cash flow from / (used) in operations		1,172,853	(16,033,095)	959,141
Income tax paid		(979,226)	(182,790)	(778,807)
End of service benefits paid	23	(108,964)	(8,573)	(9,177)
Net cash flows from / (used) in operating activities		84,663	(16,224,458)	171,157

INVESTING ACTIVITIES
Purchase of property and equipment	14	(2,128,652)	(164,014)	(80,488)
Additions of intangible assets	15	(9,030,072)	(1,178,763)	(816,818)
Investment in a joint venture	17	(1,068,408)	(142,352)	-
Payment for acquisition of subsidiary		(350,000)	-	-
Net cash flows used in investing activities		(12,577,132)	(1,485,129)	(897,306)

FINANCING ACTIVITIES
Payments of lease liabilities	21	(189,555)	(136,992)	(133,650)
(Repayment)/ Proceeds of loans and borrowings	27	(11,200,123)	10,788,618	5,500,000
Receipt of government grants	12	2,993,340	2,336,517	-
Proceeds from reverse recapitalization	31	2,480,107	-	-
Proceeds from PIPE Financing	31	30,427,800	-	-
Reverse recapitalization transaction costs	31	(9,470,709)	-	-
Finance costs paid		(82,636)	(399,434)	(210,844)
Finance income received		15,036	145,107	137,397
Net cash flows from financing activities		14,973,260	12,733,816	5,292,903
INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		2,480,791	(4,975,771)	4,566,754
Cash and cash equivalents at January 1		632,540	5,608,311	1,041,557
CASH AND CASH EQUIVALENTS AT DECEMBER 31	18	3,113,331	632,540	5,608,311

Supplementary cash flow information on non-cash investing and financing activities	2022	2021	2020
Issuance of Class A Shares upon exercise of warrants	365,700	-	-
Loans converted to equity upon business combination	7,738,185	-	-
Loans converted to equity during the year	-	7,220,198	-
Share based payment for service provider	2,900,000	-	-
Deferred consideration in relation to acquisition of subsidiary	250,000	-	-
Transaction cost settle net of proceeds	10,132,000	-	-

The attached notes 1 to 33 form part of these consolidated financial statements.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 CORPORATE INFORMATION

Anghami Inc. (the “Group” or the “Parent”), was incorporated as a Cayman Islands exempted Group on March 1, 2021 with its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The mailing address of our principal executive office is 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

The principal activity of the group is digital entertainment and online streaming including music, podcasts, music videos, and live events. The Group has a freemium business model whereby premium (paying) users get unlimited access to online streaming content, ads free streaming experience, and unlimited downloads. The ad-supported users do not pay subscription fees and are provided with limited access to on-demand online streaming content without the ability to download content. The Group secures its content via licenses with labels and independent artists to provide its service.

On February 3, 2022 (the “Closing Date”), the Group consummated a business combination (the “Business Combination”) pursuant to the Business Combination Agreement (the “Business Combination Agreement”), dated March 3, 2021, by and among the Group, Vistas Media Acquisition Group Inc. (“VMAC” or the “SPAC”), Anghami, an exempted Group incorporated under the laws of the Cayman Islands (“Anghami”), Anghami Vista 1, a Cayman Islands exempted Group and wholly-owned subsidiary of the Group, and Anghami Vista 2, a Cayman Islands exempted Group and wholly-owned subsidiary of the Group.

As a result of the Business Combination, Anghami and VMAC have become wholly-owned subsidiaries of the Group. On February 4, 2022, the Group’s ordinary shares commenced trading on the Nasdaq Global Market under the symbol “ANGH” and the Vistas Media Acquisition Group Inc. warrants to purchase Vistas Media Acquisition Group Inc. Class A Common Stock that were converted into warrants to purchase ordinary shares of Anghami Inc. commenced trading on the Nasdaq Capital Market under the symbol “ANGHW.” The warrants are subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former VMAC Warrants.

Pursuant to the Business Combination Agreement, the SPAC does not meet the definition of a business under the guidance of IFRS 3, hence the Transaction was accounted for as a recapitalization in accordance with IFRS 2. Under this method of accounting, Anghami as been determined to be the accounting acquirer based on evaluation of the facts and circumstances of the business combination. Accordingly, the reverse recapitalization has been accounted for as the equivalent of Anghami Inc. issuing shares for the net assets of VMAC, accompanied by a recapitalization by third party investors.

The consolidated financial statements as at and for the year ended December 31, 2022 are prepared as a continuation of Anghami and its subsidiaries. The comparative financial information in relation to the shares and basic and diluited net loss per share attributable to equity holders of the Parent, prior to the business combination, have been retroactively restated as shares reflecting the exchange ratio (the “Exchange Ratio”) established in the business combination. All fractional shares were rounded.

2 GOING CONCERN

For the year ended December 31, 2022, 2021 and 2020 the Group incurred a loss of USD 61,221,032, USD 18,050,307 and USD 5,743,190 respectively; and as at December 31, 2022, 2021 and 2020 the Group has accumulated losses of USD 123,135,335, USD 62,015,211 respectively; and negative working capital (i.e. excess of current liabilities over current assets) of USD 16,604,967 and USD 29,873,735 respectively. In addition to the cash flows to be generated from the Group’s operations, the continuation of the Group’s operations is dependent primarily on the ability to raise funding, and accessibility and availability thereof. The Group’s management acknowledge that there is a risk that the quantum and timing of cash flows may not be achievable in line with the twelve months forecasts from the date of approval of the Group’s consolidated financial statements. A review of the strategic plan and budget, including expected developments in liquidity and capital were considered.

Based on management’s forecasts, the day-to-day operations and expenditure requirements are anticipated to be funded primarily by both cash generated through the ongoing operations and ability to access additional funding.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 GOING CONCERN (continued)

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

Capital management

For the Group’s capital management, capital includes issued capital, convertible notes, share premium and all other equity reserves attributable to the equity holders of the Parent. The primary objective of the Group’s capital management is to maximize shareholders’ value.

The Group manages its capital structure and adjusts considering changes in economic conditions and the requirements of the financial covenants. The Group monitors capital using a gearing ratio, which is ‘net debt’ divided by total capital plus net debt. The Group includes within net debt, interest bearing loans and borrowings, trade and other payables, less cash and cash equivalents.

2021
USD

Trade and other payables (Note 24)	15,892,129
Less: Cash and cash equivalents (Note 18)	(632,540)
Net debt	15,259,589
Loans and borrowings (Note 27)	18,526,802

Total Deficit	(26,842,475)
Total capital	(8,315,673)

Capital and net debt	6,943,916

Gearing ratio	220%

The Gearing ratio does not incorporate trade receivables, which are dues from Google, Apple Store, and prime telcos of the MENA region. Trade receivables amounted to USD 4.5 million as at December 31, 2021 which further improves the cash position of the Group. No changes were made in the objectives, policies or processes for managing capital during the year ended December 31, 2021. As of the year ended December 31, 2022, there are no outstanding loans and borrowing.

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

The consolidated financial statements are presented in United States dollar (USD) which is also the functional currency of the Group. The Group has assessed the operation of each of its subsidiaries and determined that the functional currency of the subsidiaries is the same as the Group’s functional currency, as each subsidiary operate as an extension of the Group since they lack the required autonomy and are dependent on the Group and other subsidiaries in providing their services. The USD is considered the functional currency of the Group as it is the main currency that influences the sales prices for services, cost of revenues, expenses and financing activities.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.1 Basis of preparation (continued)

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

3.2 Basis of consolidation

The Group financial statements comprise the financial statements of the Group and its subsidiaries as at December 31, each year. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that control ceases. The financial statements of subsidiaries are prepared for the same reporting year as the parent Group, using consistent accounting policies. Intra-group balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Non-controlling interests represent the equity in subsidiaries that is not attributable, directly or indirectly, to the Parent shareholders.

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

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.2 Basis of consolidation (continued)

Details of subsidiaries as at December 31, 2022 and December 31, 2021 were as follows:

Subsidiaries	% of legal ownership 2022	% of legal ownership 2021	% of legal ownership 2020	Country of Incorporation	Principal business activities

Anghami Cayman	100%	100%	-	Cayman	Music streaming
Anghami Technologies Ltd	100%	100%	100%	UAE	Music streaming
Spotlight Recreational Services LLC	100%	-	-	UAE	Live event
Anghami FZ LLC	100%	100%	100%	UAE	Music streaming
Digimusic SAL Offshore	94%	94%	94%	Lebanon	Music streaming
Anghami KSA	100%	100%	-	Saudi Arabia	Music streaming
Anghami for Digital Content	100%	100%	-	Egypt	Music streaming

The carrying amount of the Group’s investment in the subsidiary and the equity of the subsidiary is eliminated on consolidation.

3.3 Changes in accounting policies

i) New and amended standards and interpretations

Accounting pronouncements which have become effective from January 1, 2022 and have therefore been adopted are as follows:

-	Reference to conceptual framework (amendments to IFRS 3);

-	Proceeds before intended use (amendments to IAS 16)

-	Onerous contracts – Cost of fulfilling a contract (amendments to IAS 37)

-	Annual improvements to International Financial Reporting Standards 2018-2020 Cycle (Amendments to IFRS 1, IFRS 9, IFRS 16).

The adoption of the above new amendment and improvements to standards did not impact the financial position or performance of the Group.

Other standards and amendments that are not yet effective and have not been adopted early by the Group are as follows:

New and revised IFRS	Effective for annual periods beginning on or after

Amendments to IAS 8 - Definition of Accounting Estimates	January 1, 2023
Amendzments to IAS 1 and IFRS Practice statement 2	January 1, 2023
Amendments to IAS 41 - Taxation in fair value measurements	January 1, 2022
Amendments to IFRS 9 - Fees in the ’10 per cent’ test for derecognition of financial liabilities	January 1, 2022
Amendments to IFRS 1 - Subsidiary as a first-time adopter	January 1, 2022
Amendments to IAS 37 - Onerous Contracts: Costs of Fulfilling a Contract	January 1, 2022
Amendments to IAS 16 - Proceeds before Intended Use	January 1, 2022
Amendments to IFRS 3 - Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 1 - Classification of Liabilities as Current or Non-current	January 1, 2023
IFRS 17 - Insurance Contracts	January 1, 2023

ii) Recasted Financial information

The consolidated assets, liabilities and results of operations are those of Anghami for all periods presented. However, the equity structure has been recast for all periods presented to reflect the number of shares of the Parent’s common stock, issued to Anghami stockholders in connection with the Business Combination. As such, the shares and corresponding capital amounts and losses per share related to Anghami prior to the Business Combination have been retroactively recast based on shares reflecting the Exchange Ratio established in the Business Combination.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.4 Summary of significant accounting policies

Revenue recognition

Principal versus agent considerations

The Group evaluates the presentation of revenue on a gross versus net basis based on whether they control the service provided to the end-user and are the principal in the transaction (gross), or they arrange for other parties (advertising agencies) to provide the service to the end-user and are the agent in the transaction (net).

The Group considers itself a principal for the subscription, live events and ad supported revenue services because it controls the services provided to subscribers and customers.

The control over the services provided to customers is demonstrated through the following key considerations:

●	The Group has full control over the Anghami’s app streaming platform

●	The Group reserves the right to decide the fees and the advertising agencies and live events partners does not have the right to amend the fees;

●	The Group has complete discretion over assigning the advertising campaign on the Anghami’s app streaming platform to the various advertising agencies;

●	The Group is responsible for accepting or rejecting the campaign request once placed on the platform;

●	The Group assumes responsibility for receiving and resolving the complaints registered by the end-users over the quality of the services provided;

●	Any incentives and discounts given to the end-users are entirely determined by the Group

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

ANGHAMI INC.

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

3.4 Summary of significant accounting policies (continued)

Revenue recognition (continued)

Ad-Supported revenue

The Group’s advertising revenue is primarily generated through display, audio, and video advertising delivered through advertising impressions. The Group’s advertising revenue is generated through:

(1)	Agency Sales Channel: the Group entered into an arrangement with an advertising agency that sells ads campaigns to global and regional brands. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an Insertion Order (“IO”) that specifies the terms of the arrangement such as the type of ad product, pricing, insertion dates, and number of impressions in a stated period. The advertising agency promotes the Group’s advertising products based on a pre-agreed sales commission based on generated revenue. The Group sets the pricing schedule for ads impressions and approves the ads before their display on the Anghami platform and remains responsible to deliver the advertising products to the advertising client. Advertising clients and advertising agency send for the Group’s approval the advertisement to be displayed on the Anghami platform and the IOs that specify the number of ads impressions, campaigns periods, and the agreed service fees.

(2)	Direct Sales Channel: the Group works directly with advertising clients. The Group’s sales team identifies and manages these advertising clients and approves their advertising campaigns sent via IOs which acts as a contract between the Group and the advertising clients.

(3)	Programmatic Advertising Channel: the Group generates Ad-Supported revenue through arrangements with certain advertising exchange platforms to distribute advertising inventory for purchase on a cost-per-thousand basis through their automated exchange. The Group has control over which ads are to be displayed on its platform, volumes and selection criteria.

(4)	Barter deals: Revenue is recorded at the fair value of non-cash consideration received or promised from the customer. The fair value is measured at contract inception. Barter revenue is derived from an exchange of advertising services, to be done through the Group’s platform and the same applies for the second party with whom the barter deal is done with. Instead of paying cash for the advertisements, the Group provides advertisements during the time when music is streamed to free users.

Revenue is recognized over time based on the number of impressions delivered.

Live events

The Group generates its live events revenues from the sale of tickets, sponsorships & food & beverages to customers.

ANGHAMI INC.

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

Amortization of podcast content assets is recorded over the shorter of the estimated useful economic life, or the license period (if relevant), and begins at the release of each episode. Amortization is calculated on double-declining basis similar to internally developed music content. We make payments to podcast publishers, whose content we monetize through advertising sales.

The Group incurs expenses from barter deals with third parties where the Group receives advertising services which can be reliably measured at the fair value of those advertising services.

The Group incurs expenses related to the purchase of food and beverage, venues rent, artists fees & artists’ logistics fees.

ANGHAMI INC.

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

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.4 Summary of significant accounting policies (continued)

Income tax expense (continued)

The withholding tax (WHT) incurred on distributions from foreign jurisdiction are comprised of distributions made from subsidiary entities (mainly Anghami KSA and ADC) to the Group. In addition, WHT include taxes paid by the Group for income generated from Telco partners. These Telco partners operate in countries where the Group does not have an operating entity and has service agreements with Telco companies. The tax on services performed by non-resident Group is deducted from the Group’s payments received from the Telco partners based on WHT rates for the respective countries which are established as part of the existing WHT regimes for each country. WHT has been presented with the income taxes in these consolidated financial statements.

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

Share-based payment to service provider

The cost of other equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

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

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.4 Summary of significant accounting policies (continued)

IFRS 16 Leases (continued)

Lease liabilities (continued)

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. Our incremental borrowing rate is determined based on estimates and judgments, including our credit rating and credit spread.

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

●	Office spaces	4 – 5 years

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

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.4 Summary of significant accounting policies (continued)

Contract assets and contract liabilities (continued)

Contract liabilities

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related subscription services. Contract liabilities are recognized as revenue when the Group performs its obligations under the contract (i.e., transfers control of the services to the customer).

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment in value.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets at the following rates:

Furniture and fixtures	3–5 years
Office and computer equipment	5 years
General installations	5 years

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

Intangible assets with finite lives are typically amortized on a straight-line and double declining basis over their estimated useful lives based on the nature of the intangible asset, typically over 3 to 5 years. Intangibles are assessed for impairment whenever there is an impairment indication like change in technology, consumer behavior and adverse economic conditions. The amortization period and the amortization method for an intangible asset are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization of intangible assets is recognized in the consolidated statement of comprehensive income in the cost of revenue, Selling & distribution expenses and General & Administrative expenses categories depending on the function of the intangible assets.

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

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.4 Summary of significant accounting policies (continued)

Goodwill

Goodwill is the excess of the consideration transferred over the net identifiable assets acquired and liabilities assumed. Goodwill is tested annually for impairment, or more regularly if certain indicators are present. Goodwill is evaluated for impairment by comparing the recoverable amount of the Group’s operating segments to the carrying amount of the operating segments to which the goodwill relates. If the recoverable amount is less than the carrying amount an impairment charge is determined. The recoverable amount of the operating segments is based on fair value less costs of disposal. The Group determines the fair value of the operating segments using a combination of a discounted cash flow analysis and a market-based approach.

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

Trade receivables that do not contain a significant financing component are measured at the transaction price determined under IFRS 15 ‘Revenue’.

For a financial asset to be classified and measured at amortized cost, it needs to give rise to cash flows that are ’solely payments of principal and interest’ (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

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

b)	Financial assets at fair value through profit or loss

Amortized cost

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as fair value through profit or loss. (FVTPL):

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

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.4 Summary of significant accounting policies (continued)

Financial instruments (continued)

i). Financial assets (continued)

Subsequent measurement (continued)

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

The Group considers a financial asset in default when contractual payments are 365 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. These write-offs are recorded in the Group’s general and administrative expenses.

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

ANGHAMI INC.

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

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.4 Summary of significant accounting policies (continued)

Financial instruments (continued)

ii). Financial liabilities (continued)

Employees’ end of service benefits

The Group makes contributions to the Lebanese National Social Security Fund and provides end of service benefits to its employees in accordance with the Lebanese law. Furthermore, as for the UAE & KSA, the Group provides provisions to their employees as per the respective labor laws of those countries. The entitlement to these benefits is based upon the employees’ length of service, the employees’ salaries, the Group’s contributions to the National Social Security Fund and other requirements. The expected costs of these benefits are accrued over the period of employment.

At each reporting date, Management assesses the impact of accounting for the provision at present value under IAS 19 ‘Employee benefits’ while considering forward-looking factors such as the employees’ expected salary increases and expected length of future service. Management has determined that the difference between accounting for the provision for employees’ end of service benefits in accordance with UAE Labour Law, KSA and Lebanese Law compared to IAS 19 to be immaterial to the Group’s consolidated financial statements.

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

ANGHAMI INC.

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

ANGHAMI INC.

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

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired; If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognizes the loss within ’Share of profit of a joint venture’ in the consolidated statement of comprehensive income.

Upon loss of significant influence over the joint control over the joint venture, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

Business Combination

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organised workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

ANGHAMI INC.

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

The preparation of the consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, and equity in the consolidated financial statements and the Grouping disclosures. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events.

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

Estimates and assumptions

Share-based payments

The Group measures the cost of equity-settled transactions with employees and non-employees by reference to the fair value of the equity instruments at the date at which they are granted. While there was a mutual understanding with the employees regarding the terms of the award, its formal approval is pending. The fair value is estimated using an appropriate model or by reference to a market transaction which requires the determination of the appropriate inputs, specifically the probability of vesting.

The cost is recognised in employee benefits expense, together with a corresponding increase in equity (employee share scheme reserve), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the consolidated statement of comprehensive income for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

ANGHAMI INC.

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

Warrants

Share purchase warrants issued by the Group are accounted for as derivative liabilities. The warrants are initially recognised at fair value, and in subsequent periods measured at fair value through profit or loss with any changes in fair value recognised in profit or loss until the warrants are exercised, redeemed, or expire.

The Group’s derivative liabilities related to its public and private warrants are measured using appropriate valuation method. Public warrants derivative liabilities was measured using Binomial lattice model while Black-Scholes Options Pricing Model (“BSOPM”) was used to value the private warrants.

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

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 REVENUE

	2022	2021	2020
	USD	USD	USD

Revenue from subscriptions	27,061,318	25,664,145	24,715,271
Revenue from advertisement (1)	12,057,903	9,840,247	5,803,085
Revenue from live events	9,362,794	-	-
	48,482,015	35,504,392	30,518,356

Goods and services transferred at a point in time	21,420,697	9,840,247	5,803,085
Goods and services transferred over time	27,061,318	25,664,145	24,715,271
	48,482,015	35,504,392	30,518,356

(1)	Revenue from advertisement include barter transactions amounting to USD 4,270,233 (2021: USD 475,528)

Contract assets

The Group’s contract assets consist of accrued income from contracts with customers which amounts to USD 2,365,013 (2021: 2,164,205). Accrued income is mainly comprised of subscription fees due from customers not yet billed. Revenue is recognized over time as the services are performed.

Contract liabilities

The Group’s contract liabilities from contracts with customers consist only of deferred revenue. Deferred revenue is mainly comprised of subscription fees and vouchers sold collected in advance for services not yet performed and therefore their revenues have not been recognized. Revenue is recognized over time as the services are performed. As of December 31, 2022, and 2021, the Group had deferred revenue of USD 4,536,370 and USD 3,150,431 respectively. This balance will be recognized as revenue as the services are performed, which is generally expected to occur over a period up to a year.

Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2022, and 2021 is USD 3,150,431 and USD 2,306,502 respectively.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5 SEGMENT INFORMATION

The Group has three reportable segments: Revenue from subscriptions, Revenue from advertisement, and Revenue from live events. Segments were identified based on the Group’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the business. The Premium service is a paid service in which customers can listen on demand and offline. Revenue for the Premium segment is generated through subscription fees. The Ad-Supported service is free to the user. Revenue for the Ad-Supported segment is primarily generated through the sale of advertising across the Group’s content. Revenues from live events are generated from the sale of tickets, food and beverage & sponsorships. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed with the rights holders. The remaining cost of revenue items that are not specifically associated to either of the segments are allocated based on user activity in each segment. No operating segments have been aggregated to form the reportable segments.

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	2022	2021	2020
	USD	USD	USD
Revenue from subscription segment
Revenue	27,061,318	25,664,145	24,715,271
Cost of revenue	(23,541,956)	(21,863,278)	(18,772,861)
Gross profit	3,519,362	3,800,867	5,942,410

Revenue from advertisement segment
Revenue	12,057,903	9,840,247	5,803,085
Cost of revenue	(8,655,196)	(4,599,359)	(3,573,660)
Gross profit	3,402,707	5,240,888	2,229,425

Revenue from live events segment
Revenue	9,362,794	-	-
Cost of revenue	(6,933,370)	-	-
Gross profit	2,429,424	-	-

Consolidated
Revenue	48,482,015	35,504,392	30,518,356
Cost of revenue	(39,130,522)	(26,462,637)	(22,346,521)
Gross profit	9,351,493	9,041,755	8,171,835

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5 SEGMENT INFORMATION (continued)

Reconciliation of gross profits

Selling and marketing, operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall group basis. The reconciliation between reportable segment gross profit to the Group’s loss before tax is as follows:

	2022	2021	2020
	USD	USD	USD

Segment gross profit	9,351,493	9,041,755	8,171,835
Selling and marketing expenses	(11,569,386)	(8,013,933)	(5,284,152)
General and administrative expenses	(17,365,313)	(11,017,765)	(5,204,627)
Consultancy and professional fees	(2,114,707)	(6,120,494)	(231,369)
Government grants (note 12)	4,318,726	2,546,360	-
Finance costs	(552,751)	(2,679,763)	(1,764,682)
Finance income	15,036	145,107	137,397
Other income	2,825,374	41,419	60,497
Share of loss of a joint venture (note 17)	(283,055)	(94,210)	-
Fair value change of warrants liabilities	6,697,574	-	-
Recapitalization expense	(48,521,756)	-	-
Foreign exchange loss, net	(3,129,330)	(1,558,780)	(1,126,851)
Loss before tax	(60,328,095)	(17,710,304)	(5,241,952)

Revenue by market

	2022	2021	2020
	USD	USD	USD

KSA	14,607,994	8,287,578	10,027,692
UAE	12,750,454	5,980,102	4,100,221
Egypt	9,804,094	8,898,645	6,119,713
Lebanon	3,572,317	4,834,760	4,519,232
Kuwait	1,757,282	1,903,202	1,763,482
Jordan	1,133,807	1,043,768	854,517
Others*	4,856,067	4,556,337	3,133,499
	48,482,015	35,504,392	30,518,356

Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is viewed. Live events revenue is attributed to a country based on where the events occurred.

*	There is no individual geographical market other than those disclosed above which would constitute more than 5% of the total revenue.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6 COST OF REVENUE

	2022	2021	2020
	USD	USD	USD

Content acquisition and royalty costs	16,930,370	15,739,013	12,600,373
Live events cost	6,933,370	-	-
Payment processing and agency fees	5,778,190	6,339,355	6,819,022
Barter transaction cost	4,270,233	475,528	-
Technology infrastructure costs	3,795,517	2,957,199	2,152,996
Amortization of intangible assets (note 15)	871,663	711,919	623,276
Online and other costs	551,179	239,623	150,854
	39,130,522	26,462,637	22,346,521

The Group has entered into barter transaction cost in the last quarter of 2021 which has increased in 2022 due to the larger number of deals entered into. Barter transactions are non-monetary transactions whereby the Group receives and performs services with third parties for the same value; thus, the Group records revenues equal to the cost. Barter revenue is derived from an exchange of advertising services, to be done through the Group’s platform and the same applies for the second party with whom the barter deal is done with. Instead of paying cash for the advertisements, the Group provides advertisements during the time when music is streamed to free users.

7 SELLING AND MARKETING EXPENSES

	2022	2021	2020
	USD	USD	USD

Marketing and branding expenses	9,133,617	4,908,421	2,924,496
Advertising expenses	2,435,769	3,105,512	2,359,656
	11,569,386	8,013,933	5,284,152

8 GENERAL AND ADMINISTRATIVE EXPENSES

	2022	2021	2020
	USD	USD	USD

Salaries and other related benefits	12,954,848	7,655,816	3,507,055
Provision for expected credit losses (note 16)	716,291	235,164	-
Provision for employee’s end of service benefit (note 23)	643,904	43,477	33,717
Employees’ share-based compensation (note 20)	564,741	801,450	564,284
Insurance expense	564,617	218,801	65,997
Rent and related charges (note 21)	514,643	474,865	89,362
Travel expenses	327,808	416,435	84,114
Utilities	299,697	202,052	73,465
Depreciation of property and equipment (note 14)	204,002	155,742	150,736
Taxes	-	157,826	25,142
Depreciation of rights-of-use assets (note 21)	121,020	84,884	85,117
License fees	48,362	139,588	290,148
Write-off receivables	45,679	160,715	8,501
Amortization of intangible assets (note 15)	3,437	-	-
Other expenses	356,264	270,950	226,989
	17,365,313	11,017,765	5,204,627

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9 FINANCE COSTS

	2022	2021	2020
	USD	USD	USD

Interest on convertible loans (note 27)	322,748	1,836,468	188,138
Interest on working capital loans (note 27)	88,757	221,372	-
Bank interest and other charges	82,636	110,813	60,844
Interest on lease liabilities (note 21)	58,610	57,779	74,149
Fair value movements on convertible notes (note 27)	-	453,331	1,291,551
Transaction and other costs	-	-	150,000
	552,751	2,679,763	1,764,682

10 OTHER INCOME

	2022	2021	2020
	USD	USD	USD

Reversal of provisions of shared-based payment reserves (note 20)	2,214,795	-	-
Write off of payables and other provisions	563,841	20,563	1,101
Other non-operating income	46,738	20,856	59,396
	2,825,374	41,419	60,497

Pursuant to the business combination, the group has implemented a long term incentive plan whereby the shares of Anghami have been converted into shares in Anghami Inc. the value of those share has dropped significantly due to the share price drop of Anghami Inc. resulting in a write-back of the provisions taken in previous years amounting to USD 2,214,795.

11 CONSULTANCY AND PROFESSIONAL FEES

	2022	2021	2020
	USD	USD	USD

Legal fees	981,085	1,137,615	105,615
Audit fees	695,086	1,399,593	40,513
Consultancy fees	438,536	3,583,286	85,241
	2,114,707	6,120,494	231,369

12 GOVERNMENT GRANTS

	2022	2021
	USD	USD

At 1 January	209,843	-
Received during the year	(2,993,340)	(2,336,517)
Amount recognized in the statement of profit or loss	4,318,726	2,546,360
At 31 December	1,535,229	209,843

	2022	2021
	USD	USD

Current assets	2,055,978	601,612
Non-current liabilities	(498,460)	(310,163)
Current liabilities	(22,289)	(81,606)
	1,535,229	209,843

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12 GOVERNMENT GRANTS (continued)

The Group entered into an agreement with Abu Dhabi Investment Office (ADIO) a government entity established in Abu Dhabi on December 23, 2020 in order for the former to move its regional and global headquarters to Abu Dhabi including R&D center where a subsidiary has been incorporated and registered in the Abu Dhabi Global Market, and to create a skilled-employment opportunities and ensure a positive social and economic impact on the Emirate of Abu Dhabi. ADIO will make available the financial incentives to the Group as part of the agreement. The terms of the Incentive program are effective through 30 June 2025.

Government grants have been received for the payment of salaries and salaries related expenses, rent expenses and purchases of certain items of property and equipment.

There are no unfulfilled conditions or contingencies attached to these grants.

As of December 31, 2022 and December 21, 2021 the Group had a Accrued Government grants of USD 2,055,978 and USD nil respectively. The accrued government grants are due from governmental entities not yet claimed.

13 INCOME TAX

The major components of income tax expense for the years ended December 31, 2022 and 2021 are:

	2022	2021	2020
	USD	USD	USD
Consolidated statement of comprehensive income
Current income tax:
Current income tax charge	892,937	343,275	481,730

Deferred income tax
Relating to origination and reversal of temporary differences	-	(3,272)	19,508
Income tax expense reported in the consolidated statement of comprehensive income	892,937	340,003	501,238

Deferred tax asset / (liability) relates to the following:

	Consolidated statement of financial position		Consolidated statement of comprehensive income
	2022	2021	2022	2021
	USD	USD	USD	USD

Provisions	-	-	-	-
Accelerated depreciation for tax purposes	1,384	(14,625)	-	(3,272)
Losses available for offsetting against future taxable income	-	-	-	-

Deferred tax expense / (benefit)
Deferred tax assets / (liabilities)	1,384	(14,625)	-	(3,272)

The Group’s exposure to taxes stems from:

(1)	Anghami KSA: established in the Kingdom of Saudi Arabia and is subject to 5% withholding tax and 20% corporate income tax;

(2)	Anghami for Digital Content (ADC): established in Egypt and is subject to 20% withholding tax and 22.5% corporate income; and

(3)	Digi Music SAL (Offshore): established in Lebanon and is subject to 7.5% withholding tax.

In 2022, there is no deferred tax assets not recognised.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13 INCOME TAX (continued)

The majority of withholding tax (WHT) incurred on distributions from foreign jurisdiction are comprised of distributions made from subsidiary entities (mainly Anghami KSA and ADC) to the Group. In addition, WHT include taxes paid by the Group for income generated from Telco partners. These Telco partners operate in countries where the Group does not have an operating entity and has service agreements with Telco companies. The tax on services performed by non-resident Group is deducted from the Group’s payments received from the Telco partners based on WHT rates for the respective countries which are established as part of the existing WHT regimes for each country.

14 PROPERTY AND EQUIPMENT

The movement of property and equipment during the year is as follows:

	General installations	Office and computer equipment	Furniture & fixtures	Total
	USD	USD	USD	USD
2021
Cost
At January 1, 2021	616,947	180,598	50,270	847,815
Additions	204	131,679	2,496	134,379
Disposals	-	(4,162)	-	(4,162)
Write-off	(1,823)	-	-	(1,823)
At December 31, 2021	615,328	308,115	52,766	976,209

Depreciation
At January 1, 2021	417,996	124,106	37,660	579,762
Charge for the year (note 8)	111,538	37,337	6,867	155,742
Write-off	(14,104)	(17,055)	(4,461)	(35,620)
At December 31, 2021	515,430	144,388	40,066	699,884

Net carrying amount
At December 31, 2021	99,898	163,727	12,700	276,325

2022
Cost
At January 1, 2022	615,328	308,115	52,766	976,209
Additions	1,423,217	221,206	484,229	2,128,652
At December 31, 2022	2,038,545	529,321	536,995	3,104,861

Depreciation
At January 1, 2022	515,430	144,388	40,066	699,884
Charge for the year (note 8)	123,370	59,070	21,562	204,002
At December 31, 2022	638,800	203,458	61,628	903,886

Net carrying amount
At December 31, 2022	1,399,745	325,863	475,367	2,200,975

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15 INTANGIBLE ASSETS

The movement of intangible assets during the year is as follows:

	Application development	Originals and Sessions	Other intangibles	Work in progress	Total
	USD	USD	USD	USD	USD
2021
Cost:
At January 1, 2021	2,669,100	342,645	59,450	68,128	3,139,323
Additions	-	-	18,864	86,350	105,214
Additions – internally developed	911,599	123,851	-	38,099	1,073,549
Transfers	-	81,701	-	(81,701)	-
At December 31, 2021	3,580,699	548,197	78,314	110,876	4,318,086

Amortization:
At January 1, 2021	1,295,643	250,327	17,351	-	1,563,321
Charge for the year	619,259	74,556	18,104	-	711,919
At December 31, 2021	1,914,902	324,883	35,455	-	2,275,240

Net carrying amount:
At December 31, 2021	1,665,797	223,314	42,859	110,876	2,042,846

2022
Cost:
At January 1, 2022	3,580,699	548,197	78,314	110,876	4,318,086
Additions	-	-	8,849,867	15,900	8,865,767
Additions – internally developed	112,378	51,927	-	-	164,305
Write-off	(7,567)	-	-	-	(7,567)
Transfers	-	(80,072)	86,350	(6,278)	-
At December 31, 2022	3,685,510	520,052	9,014,531	120,498	13,340,591

Amortization:
At January 1, 2022	1,914,902	324,883	35,455	-	2,275,240
Charge for the year	725,577	106,503	2,637,683	-	3,469,763
Write-off	(7,567)	-	-	-	(7,567)
Transfers	-	2,432	(2,432)	-	-
At December 31, 2022	2,632,912	433,818	2,670,706	-	5,737,436

Net carrying amount:
At December 31, 2022	1,052,598	86,234	6,343,825	120,498	7,603,155

Work in progress represents costs incurred in relation to internally produced originals and sessions which are not yet released as well as software being developed by a third party.

Amortization charged is allocated as follows:

	2022	2021
	USD	USD

Selling and marketing expenses	2,594,663	-
Cost of revenue (note 6)	871,663	711,919
General and administrative expenses (note 8)	3,437	-
	3,469,763	711,919

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16 TRADE AND OTHER RECEIVABLES

	2022	2021
	USD	USD

Trade receivables	8,279,582	4,488,090
Prepayments	113,036	221,099
Advances paid for content and service providers	1,745,561	566,501
Other receivables	1,117,162	219,587
Other financial assets (1)	17,947	145,434
Allowance for estimated credit losses	(951,455)	(235,164)
	10,321,833	5,405,547

(1) The Group reclassified its bank balances in Lebanese Pounds equivalent of USD 17,947 (2021: USD 145,434) to other financial assets due to significant devaluation of Lebanese Pounds against US Dollar caused by the ongoing political and economic situation in Lebanon. Refer to note 29.

Trade receivables are non-interest bearing and are generally on terms of 30 to 120 days.

An analysis of expected credit losses is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., by geographical region, product type, customer type and rating, and coverage by letters of credit or other forms of credit insurance). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. This credit analysis performed by the Group resulted in an increase in the ECL provision expense of USD 716,291 as at 31 December 2022 (2021: USD 235,164) (refer to note 8).

At December 31, 2022 and 2021, the ageing analysis of unimpaired trade receivables is as follows:

		Neither past due nor	Past due but not impaired
	Total	impaired	30-60 days	60-90 days	90-120 days	>120 days
	USD	USD	USD	USD	USD	USD
2022	7,328,127	5,452,577	612,213	788,516	77,116	397,705
2021	4,252,926	3,863,994	113,814	200,443	61,219	13,456

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17 INVESTMENT IN A JOINT VENTURE

The Group holds 50% interest in Vibe Music Arabia FZ-LLC, a joint arrangement formed with Sony Music Entertainment ME FZ LLC and involved in music distribution, music label and right management and music production, re-production and recordings. Vibe Music Arabia FZ-LLC is legally separated from the entity and the Group has concluded it is a joint venture. Vibe Music Arabia FZ-LLC was legally established / incorporated on September 7, 2021 as a free zone Group with limited liability in Dubai Development Authority

The Group’s interest in Vibe Music Arabia FZ-LLC is accounted for using the equity method in the consolidated financial statements. Summarized financial information of the joint venture, based on its IFRS financial statements, and reconciliation with the carrying amount of the investment in the consolidated financial statements are set out below:

	2022	2021
	USD	USD

Opening balance at 1 January	48,142	-
Investment in joint venture	1,068,408	142,352
Group’s share of the joint venture’s loss for the year: Profit for the year	(283,055)	(94,210)
Investment at 31 December	833,495	48,142

Summarized statement of financial position of Vibe Music Arabia-LLC:	2022	2021
	USD	USD

Non-current assets	364,743	-
Current assets	1,389,486	142,352
Current Liabilities	(87,239)	(94,210)
	1,666,990	48,142

Summarized statement of profit or loss of Vibe Music Arabia FZ-LLC:

	2022	2021
	USD	USD

Revenue	34,613	-
Cost of revenue	(35,338)	-
Gross profit / Loss	(725)	-

Selling and distribution expenses	(38,706)	-
General and administrative expenses	(517,326)	(188,356)
Finance cost	(4,956)	(64)
Net foreign exchange differences	(4,397)	-
Total comprehensive loss for the year	(566,110)	(188,420)

Group’s share of loss for the year (50%)	(283,055)	(94,210)

Vibe Music Arabia FZ-LLC had no significant contingent liabilities or capital commitments as at 31 December 2022.

The Group has future commitments of USD 1,200,000 related to their investment in Vibe Music Arabia FZ-LLC.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18 CASH AND BANK BALANCES

Cash and cash equivalents reflected in the consolidated statement of cash flows comprise the following statement of financial position amounts:

	2022	2021
	USD	USD

Cash on hand	22,648	193
Bank balances	3,094,439	649,779
	3,117,087	649,972
Less: bank overdrafts	(3,756)	(17,432)
Cash and cash equivalents	3,113,331	632,540

Bank overdrafts carry an interest rate between 7% – 10%.

19 ISSUED CAPITAL AND RESERVES

On February 3, 2022 (“The Closing Date”) The Group consummated the Business Combination with Vistas Media Acquisition Group (“VMAC” or the “SPAC”), where VMAC merged through multiple transactions with a wholly-owned subsidiary of Anghami Inc.

As a result of the reverse recapitalization and consummation of the Business Combination, Anghami Inc. authorized the issuance of 7,768,964 shares upon Reverse Recapitalization.

Pursuant to the terms of the business combination agreement, at the closing date, among other things, each shareholder of Anghami’s outstanding common shares class A, common shares Class B and common Shares Class C all received approximately 197.3057 shares of new Anghami’s ordinary shares.

In addition, pursuant to the terms of the business combination agreement, at the closing date, each outstanding Vista Media Acquisition Warrant were automatically assumed and converted into a new Warrant to acquire new Anghami’s Common Share A, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former Vista Media Acquisitions Warrants.

On February 3, 2022, the Group converted into equity by issuance of 96,483 Class B Preferred Shares of Anghami the convertible note agreement signed with MEVP for funds amounting to USD 650,000 maturing on May 31, 2021 and is subject to an interest rate of 9% per annum, which has been extended at the discretion of MEVP. On August 31, 2021 the convertible note has been extended to May 31, 2022 where Anghami has obtained a waiver on the accrual of interest for the extension period.

On February 3, 2022, the Group converted into equity by issuance of 693,332 Class B Preferred Shares of Anghami the convertible note agreement and an ancillary conversion undertaking agreement with Alkonost Investment Ltd. For funds amounting to USD 5,000,000 maturing May 2022. The convertible note was subject to a profit rate of 12% per annum and for which the Group has obtained a waiver for the interest which was accrued up to August 2021.

Following the closing of the Business Combination, the Group had 25,768,967 ordinary shares issued and outstanding, 10,947,800 warrants to purchase ordinary shares at an exercise price of USD 11.50 per share issued and outstanding and 500,000 warrants to purchase ordinary shares at an exercise price of USD 12.00 per share issued and outstanding.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19 ISSUED CAPITAL AND RESERVES (continued)

After the completion of the Business combination, 575,000 private warrants have been exercised on cashless basis against the issuance of 236,687 class A ordinary shares.

Pursuant to the completion of the business combination, the Group has recasted certain financial information presented to reflect certain changes in the equity structure and the effect of the Conversion Ratio that are being applied retrospectively. Specifically, the Group has recast its financial numbers to reflect the change in number of shares authorized, issued and outstanding post conversion in line with the Conversion Ratio in the Equity disclosure, allocation between share capital and share premium, and its related impact on the Loss Per Share calculation and Convertible notes, working capital loans and warrants.

The Group has retroactively adjusted the shares issued and outstanding prior to February 3, 2022, to give effect to the exchange of Anghami’s shares for Anghami Inc.’s shares pursuant to the Business Combination agreement.

	As of December 31, 2022
	Number of authorized shares	Number of share outstanding

Ordinary shares	2,150,000,000	26,005,654
Preference shares	5,000,000	-
	2,155,000,000	26,005,654

	As of December 31, 2021
	Number of authorized shares	Number of share outstanding
	(recast)	(recast)

Class A Ordinary Shares	39,461,140	5,070,165
Class B Preferred Shares	39,461,140	11,039,452
Class C Ordinary Shares	19,730,570	1,100,571
	98,652,850	17,210,188

The movement of ordinary shares and share premium during the year is as follows:

	Number of	Share Capital	Share premium
	Shares	USD	USD

Opening balance as of January 1, 2022 (recast)	17,210,188	1,721	32,109,245
Issuance of ordinary shares upon reverse recapitalization	7,478,964	748	73,392,243
Share based payment for service providers	290,000	29	2,899,971
Conversion of convertible notes and working capital loans into common stock	789,815	79	7,738,105
Issuance of shares upon cashless exercise of warrants	236,687	24	365,676
Ending ordinary shares as of December 31,	26,005,654	2,601	116,505,240

The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees (including key management personnel, as part of their remuneration) and service provider. Refer to Note 20 for further details of these plans.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20 SHARE-BASED PAYMENTS

The Group established the Anghami Long term Incentive Plan (“LTIP”) which is designed to provide long-term incentives for key employees in the Group. While there was a mutual understanding with the employees regarding the terms of the award, its formal approval was pending. However, employees have rendered services to the Group based on mutual understanding, and this counts towards employees meeting their service conditions. The Board of Directors adopted a draft version of Anghami Long term Incentive Plan (“LTIP”) and a draft version of the sample award agreement for granting of options to employees as identified by the Management, up to 229,390 shares.

Under the LTIP, the Group, at its discretion, may grant shares of the Parent to employees, once the employee has completed two years or four years of service, depending upon the plan. Vesting of the share options is dependent on the completion of the service period of the employee. The fair value of shares granted is estimated at the date of grant using a revenue multiple approach or by reference to a market transaction and taking into account the terms and conditions on which the shares were granted. The model simulates the revenue multiple and compares it against the group of principal competitors or comparable companies, whilst applying an appropriate liquidity discount and volatility rate. It takes into account historical and expected probability of vesting. The current GESP program is a graded vesting shares ownership program with the following maturities:

1.	4.5 years maturity – 25% Vesting Rule: Whereby the employee gets 25% of the distributed shares for the first 18 months since the date of grant, and 25% are vested equally over the next three years.

2.	2.5 years maturity – 50% Vesting Rule: Whereby the employee gets 50% of the distributed evenly over two years.

LTIPs are Class C non-voting preferred shares and are vested only when the employee completes the vesting period. Employee can only sell the vested shares to the Group or existing shareholders. The latter’s buying of GESP shares requires a board approval.

The shares are distributed evenly through tranches over the vesting period. The remaining three tranches are distributed at the end of each service year starting the end of the second year of service. Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or receive any guaranteed benefits.

Prior to the business combination employees have been vesting their distributed shares at Anghami (the predecessor consolidation entity) over a period of 4.5 years which have been transferred to shares in Anghami Inc. whereby they immediately vest 50% of the distributed shares and the rest will be allocated at a rate of 25% per year over a total period of 2 years

The movement of share-based payment reserves during the year is as follows:

Amount
USD

As at January 1, 2021	2,361,094
Share-based payments expense during the year (note 8)	801,450
At December 31, 2021	3,162,544

Reversal of prior provisions	(2,214,795)
Share-based payments expense during the year (note 8)	564,741
As at December 31, 2022	1,512,490

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20 SHARE-BASED PAYMENTS (continued)

Share options outstanding at the end of each year are the follows:

	2022	2021
	Shares options	Shares options

Opening balance as of January 1,	4,318	3,830
Issued during the year (i)	1,110	488
Exercised during the year	-	-
Ending shares option as of December 31,	5,428	4,318

(i) Since the grant date is achieved only in the future on the “exit event” while the vesting period commences when awards are issued to employees, the disclosure considers “number of awards issued” in place of “number of awards granted”

The options are fair valued using Monte Carlo simulation. The following assumptions are used in calculating the fair values of the options:

	2022	2021

Expected weighted average volatility (%)	80%	70%

Pursuant to the business combination, the group has implemented a Long term incentive plan whereby the shares of Anghami have been converted into shares in Anghami Inc. the value of those share has dropped significantly due to the share price drop of Anghami Inc. resulting in a reversal of the provisions taken in previous years amounting to USD 2,214,795.

21 LEASES

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

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the year:

ROU
USD
At January 1, 2021	254,653
Depreciation expense (note 8)	(84,884)
At December 31, 2021	169,769

Additions during the year	247,789
Depreciation expense (note 8)	(121,020)
At December 31, 2022	296,538

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21 LEASES (continued)

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2022	2021
	USD	USD

As at January 1	240,200	319,413
Additions during the year	247,789	-
Accretion of interest (note 9)	58,610	57,779
Payments	(189,555)	(136,992)
As at December 31	357,044	240,200

	2022	2021
	USD	USD

Current	188,245	104,233
Non-current	168,799	135,967
	357,044	240,200

The maturity analysis of lease liabilities is disclosed in Note 29

	2022	2021
	USD	USD

Depreciation expense of right-of-use assets (note 8)	121,020	84,884
Interest expense on lease liabilities (note 9)	58,610	57,779
Expenses relating to short-term lease (note 8)	514,643	474,865
Total amount recognized in profit or loss	694,273	617,528

There are no potential future rental payments, on account of extension options expected not to be exercised and termination option expected to be exercised, relating to periods following the exercise date of extension and termination options that are not included in the lease term.

22 BUSINESS COMBINATION AND GOODWILL

On 3 June 2022, the Group acquired 100% of the shares of Spotlight Recreational Services LLC (“Spotlight”), a Company incorporated under the laws of the United Arab Emirates, pursuant to the signed sale and purchase agreement. Spotlight is engaged in operating live events. This acquisition has been accounted for in accordance with IFRS 3 Business Combinations.

The initial accounting is based on the management’s best estimate of the fair value of the assets and liabilities acquired by the Group and will be finalized within the next 12 months. The finalization of the purchase price allocation may result in a change in the fair value of assets and liabilities acquired, and accordingly a corresponding change in the goodwill.

Management believes there are no material provisional assets and liabilities to be recorded at the date of the acquisition, further Management does not expect any material adjustments upon the completion of the purchase price allocation exercise. The purchase consideration are as follows:

●	USD 350,000 paid in cash at closing of acquisition which has been fully paid is at December 31, 2022

●	USD 250,000, to be paid in shares

At December 31,2022, the share payment mentioned above was still due for issuance.

The acquired business contributed a profit of USD 430,265 and Revenue of USD 4,864,015 for the period since the acquisition date to 31 December 2022.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23 PROVISION FOR EMPLOYEES’ END OF SERVICE BENEFITS

	2022	2021
	USD	USD

Provision as at January 1	166,013	131,109
Provided during the year (note 8)	643,904	43,477
Paid during the year	(108,964)	(8,573)
	700,953	166,013

24 TRADE AND OTHER PAYABLES

	2022	2021
	USD	USD

Trade payables (content and service providers)	12,311,919	6,075,269
Accrued content acquisition and royalty costs	10,388,153	8,481,666
Social security and taxes payable	259,345	358,702
Withholding taxes payable	437,300	11,008
Other accrued expenses	1,767,875	657,727
Deferred purchase price	250,000	-
Other payables	1,107,647	307,757
	26,522,239	15,892,129

25 AMOUNT DUE FROM/TO RELATED PARTIES

Related parties represent associated companies, shareholders, directors and key management personnel of the Group, and entities controlled, jointly controlled or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the Group’s management.

25.1 Related party balances

Due from related parties:

	2022	2021
	USD	USD
(a) Affiliated companies:
Du – UAE	32,234	339,767
Mobily – KSA	207,028	261,670
	239,262	601,437

(b) Due from related parties
Elias Habib (shareholder)	-	65,472
Vistas Media Acquisition Group	-	1,000,000
	239,262	1,666,909

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25 AMOUNT DUE FROM/TO RELATED PARTIES (continued)

Due to shareholders and related parties:

	2022	2021
	USD	USD
(a) Due to shareholders
Edgard Maroun	232,429	365,847
MEVP Holding SAL	-	250,000
Elias Habib	162,354	-
Omar Sukarieh	-	30,000
Choucri Khairallah	-	75,000
Maher Khawkhaji	100,236	-
	495,019	720,847

(b) Due to a related party
MBC FZ LLC	1,941,289	1,350,000
	2,436,308	2,070,847

The above balances are interest free and have no fixed repayment terms.

(c) Convertible notes: Convertible notes from MEVP, Alkonost Investment Ltd. and SHUAA are disclosed in note 27 to the consolidated financial statements.

(d) Working capital loans: Working capital loans from MEVP and SHUAA are disclosed in note 27 to the consolidated financial statements.

25.2 Related party transactions

Significant transactions with related parties included in the consolidated statement of comprehensive income are as follows:

	2022	2021
	USD	USD

Fair value movement on convertible notes (note 27)	-	(453,331)
Interest on convertible loans (note 27)	(322,748)	(1,836,468)
Interest on working capital loans (note 27)	(88,757)	(221,372)
Consultancy fees paid to Shuaa	-	(3,100,000)
Revenues from Du and Mobily	1,248,248	1,445,268
Fees paid to Du and Mobily (cost of revenue)	(305,394)	(577,674)

Du and Mobily utilize their network to facilitate subscription payments for the Group’s users.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25 AMOUNT DUE FROM/TO RELATED PARTIES (continued)

25.3 Compensation of key management personnel of the Group

	2022	2021
	USD	USD

Short term employee benefits	1,926,641	1,088,027
Post-employment pension and medical benefits	34,535	30,939
Termination benefits	48,747	1,830
Share-based payment transactions	109,800	105,069
Total compensation of key management personnel of the Group	2,119,723	1,225,865

26 WARRANTS LIABILITIES

Prior to the Transaction, the SPAC issued 11,295,000 warrants each exercisable at $11.50 per one Class A Ordinary Share, of which 10,000,000 are Public Warrants listed on NASDAQ and Private Warrants held by the sponsors.

Upon closing of the Transaction, the Group assumed the Public Warrants and Private Warrants of the SPAC. Each whole warrant entitles the holder to purchase one share of the Company’s Class A ordinary shares at a price of $11.50 per share. The Public Warrants will expire 5 years after completion of the Business Combination.

During the year 2022, 575,000 warrants were exercised on a cashless basis against the issuance of 236,687 class A ordinary shares.

The warrants are initially recognised at fair value, and in subsequent periods measured at fair value through profit or loss with any changes in fair value recognised in profit or loss until the warrants are exercised, redeemed, or expire. The public warrants are listed on NASDAQ under the symbol “ANGHW”

The outstanding warrants as of December 31, 2022 are as follows:

	Public	Private placement	Representative	Service
Opening balance as of January 1, 2022	-	-	-	-
Issued in connection to reverse recapitalization	10,000,000	795,000	500,000	-
Service based payments	-	-		152,800
Exercised during the year	-	(75,000)	(500,000)	-
Ending balance as of December 31, 2022	10,000,000	720,000	-	152,800

Public Warrants

Each warrant entitles the registered holder to purchase one ordinary share at a price of USD 11.50 per share (or such lower price as we may determine pursuant to the terms of the warrant agreement), subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the VMAC’s public offering and 30 days after the completion of the Business Combination, provided in each case that we have an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder.

The warrants will expire five years after the completion of the Business Combination, which will be February 3, 2027 (or such later date as we may determine pursuant to the terms of the warrant agreement), or earlier upon redemption or liquidation.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26 WARRANTS LIABILITIES (continued)

Private Placement Warrants and Private Placement Unit Warrants

The private placement warrants and private placement unit warrants have the same terms & conditions as the public warrants, except that the private placement warrants and the private placement unit warrants and the ordinary shares issuable upon exercise of such warrants are not transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the private placement warrants and private placement unit warrants are non-redeemable so long as they are held by the Sponsor, I-Bankers or their permitted transferees. If the private placement warrants and private placement unit warrants are held by someone other than the Sponsor, I-Bankers or their permitted transferees, the private placement warrants and private placement unit warrants will be redeemable by the Group and exercisable by such holders on the same basis as the public warrants.

On March 7, 2022, Anghami Inc. issued 24,393 Class A Shares upon the cashless exercise of representative warrants to purchase 75,000 Class A Shares at an exercise price of USD 11.50 per share.

Representative Warrants

On August 11, 2020, VMAC issued an aggregate of 500,000 Representative’s Warrants, exercisable at USD 11.50 per share, to the underwriters in connection with their services as underwriters for the IPO. The Representative’s Warrants may be exercised for cash or on a cashless basis, at the holder’s option, at any time during the period commencing on the later of the first anniversary of the effective date of the registration statement of the Group and the closing of the Group’s initial Business Combination and terminating on the fifth anniversary of such effectiveness date.

On February 8, 2022, Anghami Inc. issued 153,846 Class A Shares upon the cashless exercise of representative warrants to purchase 400,000 Class A Shares at an exercise price of USD 11.50 per share. On February 18, 2022, Anghami Inc. issued 58,448 Class A Shares upon the cashless exercise of representative warrants to purchase 75,000 Class A Shares at an exercise price of USD 11.50 per share.

Service Warrants

The service warrants are identical in terms to the public warrants and form part of the same class as, the public warrants.

As at 31 December 2022, The carrying value of the warrants is as follows:

	2022	2021
	USD	USD
At January 1	-	-
Recognized pursuant to the reverse acquisition transaction	7,625,996	-
Exercised during the year	(365,700)	-
Change in fair value during the period/year	(6,697,574)	-
At December 31	562,722	-

The warrants are fair valued using Black-Scholes model. The following assumptions are used in calculating the fair values of the warrants:

	2022	2021

Volatility	75%	-
Risk-free rate	3.794%	-

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27 LOANS AND BORROWINGS

	2022	2021
	USD	USD

Convertible notes	-	13,805,436
Working capital loans	-	4,721,366
	-	18,526,802

Convertible note 1

During the year 2020, the Group signed a convertible note agreement with MEVP for funds amounting to USD 650,000 maturing on May 31, 2021 and is subject to an interest rate of 9% per annum, which has been extended at the discretion of MEVP. The convertible notes rank ahead of the ordinary shares in the event of a liquidation. MEVP provided an advance of USD 150,000 in 2019 which has been accounted for against the convertible note. On August 31, 2021 convertible note 3 has been extended to May 31, 2022 where Anghami has obtained a waiver on the accrual of interest for the extension period.

Upon the consummation of the business combination, the convertible notes of USD 650,000 and unpaid accrued interest of USD 292,231 were converted into 96,483 shares in Anghami Inc.

Convertible note 2

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

The Convertible note 2 agreements included certain affirmative covenants, including the delivery of audited consolidated financial statements to the holders.

Upon the consummation of the business combination, the convertible notes of USD 5,000,000 and unpaid accrued interest of USD 1,795,953 were converted into 693,332 shares in Anghami Inc.

Convertible note 3

The Group has entered into a convertible loan on December 5, 2021, and an ancillary conversion undertaking agreement with Shuaa amounting to USD 6,000,000 with maturity date of February 11, 2023. The Group has the right to repay the loan interest free by February 11, 2022, however, a transaction cost of 390,000 was charged as part of the loan. After three months the interest rate of 12% will be accrued monthly. At maturity date, the lenders have the option to either demand the repayment of the principal and the accrued interest at maturity or convert the outstanding loan balance at a discount to the fair market value of the Group.

Upon the consummation of the business combination, the loan was deducted from the proceeds that resulted from the business combination as well as the transaction cost of USD 390,000.

The table below presents the changes in the convertible notes:

	2022	2021
	USD	USD

At January 1	13,805,436	12,735,835
Additions – convertible notes	-	6,000,000
Changes in fair value (note 9)	-	453,331
Interest and transaction costs (note 9)	322,748	1,836,468
Conversion of convertible notes during the year	(7,738,184)	(7,220,198)
Repayment of convertible notes during the year	(6,390,000)	-
At December 31	-	13,805,436

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27 LOANS AND BORROWINGS (continued)

The table below presents the classification and maturity of the convertible notes:

	2022	2021
	USD	USD

Fair value through profit or loss	-	-
Amortized cost	-	13,805,436
	-	13,805,436

Current	-	13,805,436
Non-current	-	-
	-	13,805,436

Working capital loans

Working capital loan 1

The Group has entered into a working capital loan on July 1, 2021 and an ancillary conversion undertaking agreement with Shuaa amounting to USD 3,500,000. The working capital loan has a three-months grace period after which an annual interest of 12% will be accrued monthly. On February 11, 2023 (the maturity date), the lenders have the option to either demand the repayment of the principal and the accrued interest at maturity.

Upon the consummation of the business combination, the loan was deducted from the proceeds that resulted from the business combination as well as the transaction cost of USD 203,000.

Working capital loan 2

The Group has entered into a working capital loan on September 4, 2021 with MEVP amounting to USD 1,000,000. The working capital loan has three-month grace period after which an annual interest of 12% will be accrued monthly. Cash settlement of interest and principal will occur upon the completion of the business combination with VMAC.

On March 3, 2022 this working capital loan has been settled in cash where the entire principle of USD 1,000,000 has been paid along with an interest amount of USD 67,923 and a success fee of USD 39,200.

The table below presents the changes in the working capital loans:

	2022	2021
	USD	USD

At January 1	4,721,366	-
Additions – working capital loans	-	4,499,994
Interest (note 9)	88,757	221,372
Repayment of working capital loans	(4,810,123)	-
At December 31	-	4,721,366

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28 CONTINGENCIES AND COMMITEMENTS

28.1 Contingencies

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

Pop Arabia commenced a law suit against Anghami in December 2022 with an accusation of “unlicensed exploitation of musical and lyrical works”. The estimated amount is immaterial should the action be successful as they are only claiming the rights for 12 songs.

Based on management assessment, currently there are no material cases, claims or proceedings of such quantum which require provision or disclosure as contingent liabilities.

28.2 Commitments

The Group is subject to the following minimum guarantee amounts relating to investments in joint ventures and the content on its service and publishing rights, the majority of which relate to initial investments and minimum royalty payments associated with its license agreements for the use of licensed content and publishing royalties, as at December 31:

	2022	2021
	USD	USD

Less than one year	4,194,264	5,149,957
Later than one year but not more than 5 years	1,250,000	1,965,594

In addition to the minimum guarantees listed above, the Group is subject to various service agreements including a service agreement with Amazon for the use of Amazon servers and cloud as at December 31.

29 FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICIES

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

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. The sensitivity analyses in the following sections relate to the position as at December 31, 2022 and 2021.

Interest rate risk

The Group is not exposed to any significant interest rate risk, all convertible notes have fixed interest rates and have been settled in their entirety during the year ended December 31, 2022.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29 FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICIES (continued)

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

The Group is exposed to foreign currency fluctuations on its transactions in foreign currencies, mainly in Egyptian and Lebanese Pounds. As the UAE Dirham and Saudi Riyal are pegged to the US Dollar, balances in these currencies are not considered to represent significant currency risk. The Group’s principle foreign currency risk arises from Egyptian and Lebanese Pounds denominated transactions.

The table below indicates the Group’s foreign currency exposure at December 31 as a result of its monetary assets and liabilities denominated in Egyptian Pounds. The analysis calculates the effect of a reasonable possible movement of the US Dollars rate against Egyptian with all other variables held constant on the consolidated statement of comprehensive income.

Sensitivity analysis

A 5% strengthening/(weakening) of the following currency against USD currency at 31 December would have increased/(decreased) financial instruments by USD equivalent amounts shown below:

	Increase/decrease in USD rate to the	Effect on loss before tax
	Egyptian Pound	USD
2022	+/-5%	76,352
2021	+/-5%	30,985

As for the Transactions denominated in Lebanese Pounds the Central Bank of Lebanon issued Basic Circular 157 setting the framework of exceptional measures for foreign-currency operations. Hence, banks operating in Lebanon must process customers’ FX operations (buy and sell) related to their personal or commercial needs on the electronic platform “Sayrafa”.

Transactions with customers encompass purchase and sale of foreign currencies banknotes against LBP, as well as operations from/to foreign currencies external accounts against LBP. The Sayrafa corresponds to a floating system and the Sayrafa average rate and volume of foreign currency operations are published on the website of the Central Bank of Lebanon. Foreign currency operations were executed on the Sayrafa platform at the following exchange rates:

	2022
	Rate as at December 31	Average rate for the period from January 1 to December 31
	LBP	LBP

US Dollar	38,000	25,681

The Sayrafa platform is not available for the purchase and sale of and “local” foreign currency bank accounts which are subject to unofficial capital controls.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29 FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICIES (continued)

Foreign currency risk (continued)

The Sayrafa rates were introduced in Lebanon to suppress the black-market rates. Sayrafa platform was initially created in September 2021 for supporting corporate clients to pay for international shipments, expatriates’ salaries and tuition fees for Lebanese students studying abroad. The volume of transactions on the Sayrafa platform did not pick up until the end of December 2021, when Banque du Liban (’started selling fresh dollars on the platform to the public. On December 16, 2021, the Banque du Liban (‘issued Basic Circular No 161 allowing the public to withdraw cash amounts from their LBP accounts at the Sayrafa rate within their cash withdrawal limit.

The application of Sayrafa has affected the group’s statement of profit and loss in the following manner:

	At official rate	At sayrafa rate	Impact
Cost of revenues	407,056	24,587	382,469
Finance costs	315,883	17,119	298,764
General and administrative expenses	799,955	46,645	753,310
Net foreign exchange differences	7,690,532	391,694	7,298,838
Other income	3,082	209	2,873
Revenue	9,416,614	536,265	8,880,349
Selling and distribution expenses	158,475	9,603	148,872
Consultancy and professional fees	1,013	44	969

Liquidity risk

The Group limits its liquidity risk primarily from the funds generated from operations to settle supplier dues and provide the Group with sufficient funds to enable it to meet its financial obligations as they fall due.

The table below summarises the maturities of the Group’s undiscounted financial liabilities, based on contractual payment dates.

	On demand	Less than 3 months	3 months to 1 year	1 to 5 years	Total
	USD	USD	USD	USD	USD
December 31, 2022
Bank overdrafts	3,756	-	-	-	3,756
Lease liability	-	-	188,245	168,799	357,044
Trade and other payables	-	12,311,919	14,210,320	-	26,522,239
Total	3,756	12,311,919	14,398,565	168,799	26,883,039

December 31, 2021
Bank overdrafts	17,432	-	-	-	17,432
Lease liability	-	-	104,233	135,967	240,200
Trade and other payables	-	6,075,269	9,816,860	-	15,892,129
Total	17,432	6,075,269	9,921,093	135,967	16,149,761

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30 EARNINGS PER SHARE (EPS)

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

The following table reflects the loss and share data used in the basic and diluted loss per share calculations:

	2022	2021	2020
	USD	USD	USD
		(recast)	(recast)
Basic loss per share
Net loss attributable to the equity holders of the Parent	(61,019,350)	(17,786,681)	(5,585,948)
Shares used in computation:
Weighted-average shares outstanding	26,005,564	17,210,188	16,325,468

Basic net loss per share attributable to equity holders of the Parent	(2.35)	(1.03)	(0.34)

Diluted loss per share
Net loss attributable to the equity holders of the Parent	(61,019,350)	(17,786,681)	(5,585,948)
Shares used in computation:
Weighted-average shares outstanding	26,005,564	17,210,188	16,325,468

Diluted net loss per share attributable to equity holders of the Parent	(2.35)	(1.03)	(0.34)

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these consolidated financial statements.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 REVERSE CAPITALIZATION

On February 3, 2022, we consummated the previously announced business combination (the “Business Combination”) pursuant to the Business Combination Agreement (the “Business Combination Agreement”), dated March 3, 2021, by and among the Group, Vistas Media Acquisition Group Inc. (“VMAC” or the “SPAC”) , Anghami, an exempted Group incorporated under the laws of the Cayman Islands (“Anghami”), Anghami Vista 1, a Cayman Islands exempted Group and wholly-owned subsidiary of the Group (“Vistas Merger Sub”), and Anghami Vista 2, a Cayman Islands exempted Group and wholly-owned subsidiary of the Group (“Anghami Merger Sub”).

Pursuant to the Business Combination Agreement, each of the following transactions (among others) occurred at the closing of the Business Combination:

-	VMAC and Vistas Merger Sub consummated the merger of Vistas Merger Sub with and into VMAC, with VMAC being the surviving Group and continuing as a wholly-owned subsidiary of the Group known as Anghami (DE), Inc. (the “Vistas Merger”), Anghami and Anghami Merger Sub consummated the merger of Anghami Merger Sub with and into Anghami, with Anghami being the surviving Group and continuing as a wholly-owned subsidiary of Anghami Inc.;

-	Each outstanding share of VMAC’s Class A Common Stock, including the PIPE shares, the Share Based Payment shares, the Extension Payment shares, and Class B common stock, par value USD 0.0001 per share, was exchanged for one ordinary share of the Group;

-	each issued and outstanding VMAC warrant to purchase VMAC Class A Common Stock ceased to represent a right to acquire shares of VMAC Class A Common Stock and was converted into the right to acquire the same number of ordinary shares, at the same exercise price and on the same terms as in effect immediately prior to the closing of the Business Combination; and

-	All 25,697 Class A ordinary shares of Anghami were exchanged for ordinary shares of Anghami Inc. for 5,070,164 shares, all 59,954 Class B ordinary shares of Anghami were exchanged for ordinary shares of Anghami Inc. for 11,829,265 shares, all 5,578 Class C ordinary shares of Anghami were exchanged for ordinary shares of Anghami Inc. for 1,100,571 shares.

In connection and immediately prior to the consummation of the Business Combination, VMAC sold 4,056,000 shares of its Class A common stock, par value USD 0.0001 per share (“VMAC Class A Common Stock”) for gross proceeds of USD 40,560,000 to the subscribers in the private placement (the “PIPE”).

Also, VMAC issued 540,000 shares (the “Share Based Payments”) of VMAC Class A Common Stock and 152,800 warrants to purchase VMAC Class A Common Stock at an exercise price of USD 11.50 per share to certain service providers for services rendered in connection with the Business Combination, and VMAC also issued 100,000 shares (the “Extension Payment”) of VMAC Class A Common Stock to Vistas Media Sponsor, LLC (“Sponsor”) as the result of the conversion the USD 1,000,000 loan that Sponsor made to VMAC to fund extension payment to extend the period of time that VMAC had to consummate its initial business combination;

The net proceeds received from business combination is as follows:

2022
USD

Cash from reverse recapitalization from IPO Trust	102,075,880
Shares redeemed from the IPO Trust	(99,595,773)
Proceeds from reverse recapitalization	2,480,107

Cash from reverse recapitalization from PIPE Trust – net	30,427,800
Reverse recapitalization transaction costs	(9,470,709)
23,437,198

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 REVERSE CAPITALIZATION (continued)

The number of shares of Common Stock issued immediately following the consummation of the Business Combination was as follows:

VMAC’s Public Shareholders, outstanding prior to the business combination	10,000,000
Less redemption of VMAC’s public shares	(9,757,033)
Net VMAC’s Public Shareholders	242,967

VMAC’s Initial Shareholders	2,830,000
Shares issued to PIPE	4,056,000
Share Based Payments (including 360,000 placement agent fee)	640,000
Sponsor, PIPE and Transaction Cost Shares issued	7,526,000

Anghami initial Shareholders	18,000,000

Total shares outstanding immediately after the Business Combination	25,768,967
Shares issued against exercise of warrants during 2022	236,687
Total shares outstanding as of December 31, 2022	26,005,654

The exchange of Anghami’s shares for Anghami Inc.’s shares will be accounted for as a transaction under common control in accordance with IFRS. The exchange of VMAC’s shares for Anghami Inc.’s shares will be accounted for as a “reverse acquisition” in accordance with IFRS. Under this method of accounting, VMAC will be treated as the “acquired” Group for financial reporting purposes.

This determination was based on the guidance provided in IFRS 3 (Business Combinations) and IFRS 10 (Consolidated Financial Statements) and was primarily based on the assumptions that Anghami’s operations will substantially comprise the ongoing operations of the Combined Group, Anghami’s designees are expected to comprise a majority of the governing body of the Combined Group, Anghami’s senior management will comprise the senior management of the Combined Group, and Anghami’s existing shareholders will be the largest group of shareholders of the Combined Group following the consummation of the Business Combination.

Accordingly, for accounting purposes, the exchange of VMAC’s shares for Anghami Inc. shares will be treated as the equivalent of Anghami Inc. issuing shares for the net assets of VMAC, accompanied by a recapitalization. It has been determined that VMAC is not a business under IFRS, hence the transaction is accounted for within the scope of IFRS 2 (“share-based payment”).

In accordance with IFRS 2, the difference in the fair value of Anghami Inc.’s equity instruments deemed issued to VMAC shareholders over the fair value of identifiable net assets of VMAC represents a service for listing and is accounted for as a share-based payment which is expensed as incurred. The net assets of the Combined Group will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the exchange of VMAC’s shares for Anghami Inc.’s shares will be deemed to be those of Anghami Inc., the summary of which is as follows:

Fair value of net assets of VMAC comprising:	USD

Cash and cash equivalents	43,040,107
Trade Payables	(9,146,258)
Warrants Liabilities	(7,625,965)

26,267,884
Less: Fair value of consideration comprising:
7,478,964 Anghami Inc. ordinary shares issued at 10 USD	74,789,640

Share listing expenses recognised in profit or loss	48,521,756

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32 FAIR VALUES OF FINANCIAL INSTRUMENTS

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

The Private Warrants were valued using Black Scholes Model and the Shared-Based Payments were valued valued using Montecarlo Simulation, which are both considered to be a Level 3 fair value measurement. The primary unobservable inputs utilized in determining the fair value of the derivatives warrant liabilities and Shared-Based Payments are the expected volatility of our ordinary shares and risk-free rate.

33 SUBSEQUENT EVENTS

On January 31, 2022, the UAE Ministry of Finance announced the introduction of a 9% federal corporate tax rate effective for fiscal years commencing on or after June 1, 2023. There are no implications to the financial and reporting period ended December 31, 2022.

On January 9, 2023, Anghami Inc. (the “Group”) received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC indicating that the Group is not currently in compliance with Nasdaq’s Listing Rules due to the Group’s failure to file an interim balance sheet and income statement as of and for its second quarter ended June 30, 2022 (the “Interim Financials”) on Form 6-K with the Securities and Exchange Commission. Pursuant to Listing Rule 5250(c)(2). The Group has filed the required Interim Financials on March 6, 2023.