Form 20-F
period 2023-12-31
Anghami Inc
filed 2024-04-29
CIK 1871983

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Elias Habib

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

Outstanding as of December 31, 2023: 29,709,641 Ordinary Shares.

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

Certain Defined Terms

In this report, unless the context otherwise requires, references to “Company,” “we,” “us,” “our,” and “Anghami” refer to Anghami Inc. and its direct and indirect subsidiaries on a consolidated basis.

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

Summary of Risk Factors

Risks Related to Our Business Model, Strategy, and Performance

●	We face significant competition that might prohibit us from attracting and retaining users or monetizing our products.

●	We may not be able to successfully integrate the OSN+ business or to realize the anticipated benefits of the transaction.

●	We face operational risks associated with our growth, including attracting, retaining and motivating qualified personnel and obtaining rights to stream content on favorable terms.

●	Our business focuses on innovation and emphasizes long-term user engagement over short-term results which might not be in-line with the market’s expectations.

●	We may not be able to generate sufficient revenue to become profitable, or to generate positive cash flow. In addition, our revenue growth rate may decline due to various economic and political conditions.

●	Failure to convince advertisers of the benefits of our advertising offerings could harm our advertising revenue and thus meeting our targeted growth.

●	We may be subject to disputes or liabilities associated with content made available on our platform.

●	Our major content providers have the ability to unilaterally affect our access to music and other content.

●	We are a party to complex license agreements and have a complex royalty payment schedule, which increases the difficulty of estimating the amount payable under our license agreements or relevant statutes.

●	We are a party to revenue share agreements with Telcos which have complex technical integration processes and delayed credit terms. This might hinder our ability to scale and put pressure on our financial position and cash flows.

●	Financial commitments under certain license agreements may increase our financial leverage and ultimately impact our cashflows.

●	Interruptions, delays, or discontinuations in service arising from our own systems or from third parties could harm our business.

●	We may encounter challenges and complexities regarding efficiently integrating and operating new verticals, such as offline live events (Spotlight and Anghami Lab), alongside our primary business operations.

●	Our business is subject to complex and evolving laws and regulations, including those related to copyright, privacy and data security, which may increase future compliance costs and legal fees.

●	Other risks such as failure to protect our brand, payments-related risks, fluctuation of our operating results, failure to implement and maintain effective internal control over financial reporting, lack of additional capital to support our growth a global public health crisis such as COVID-19, changes of worldwide economic conditions and significant fluctuations of exchange rates, may adversely affect our business, operating results, and financial condition.

●	We have a history of losses, and expect to incur losses and significant expenses for the foreseeable future, including but not limited to minimum guarantees with major labels and expenses for exclusive music content.

Risks Related to Intellectual Property

●	Assertions by third parties of infringement or other violation by us of their intellectual property rights could harm our business, operating results, and financial condition.

●	Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies may harm and negatively affect our reputation and our business.

●	Failure to effectively manage and remediate attempts to manipulate stream counts and attempts to gain or provide unauthorized access to certain features of our Service could undermine investor confidence.

●	Claims that Anghami does not hold necessary third-party licenses (content or publishing) may materially adversely our business and financial position.

Risks Related to Our Operations

●	We may require additional capital to fund our operation and support business growth and objectives, and this capital might not be available on acceptable terms, if at all.

●	Our products are highly technical and may contain undetected errors, bugs, or vulnerabilities, which could manifest in ways that could seriously harm our reputation and our business.

●	Various regulations related to privacy and data security concerns pose the threat of lawsuits and other liability, require us to expend significant resources, and may harm our business, operating results, and financial condition.

Risks Related to Tax

●	We are a multinational company that faces complex taxation regimes in various jurisdictions. Audits, investigations, and tax proceedings could have a material adverse effect on our business, operating results, and financial condition.

●	We face complex taxation regimes in various jurisdictions. Audits, investigations, tax proceedings and changes to tax laws, including new proposals on taxing digital companies, in any of the jurisdictions we operate, could have a material adverse effect on our business, operating results, and financial condition.

Risks Related to Doing Business in Jurisdictions in Which We Operate

●	We face geopolitical risk in the MENA Region that may have adverse impact on our business.

●	We are subject to economic and political conditions of operating in an emerging and continued instability in the Middle East.

Risks Related to Owning Our Securities

●	The trading price of our ordinary shares has been and will likely continue to be volatile.

●	We do not expect to pay cash dividends in the foreseeable future.

Risks Related to Our Status as a Foreign Private Issuer and a Controlled Company

●	As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules promulgated thereunder and the rights of our shareholders may differ from those of shareholders of a U.S. corporation.

●	We are organized under the laws of Cayman Islands and our assets are not located in the United States. It may be difficult for you to obtain or enforce judgments or bring original actions against us or the members of our board of directors in the United States.

●

We are a “controlled company” within the meaning of the rules of The Nasdaq Stock Market LLC and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

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

We may not be able to successfully integrate the OSN+ business or to realize the anticipated benefits of the transaction.

On April 1, 2024, the group closed a previously announced transaction with OSN Streaming Limited (“OSN”), an affiliate of Panther Media Group Limited, which operated the digital streaming service known as “OSN+” through another of its subsidiaries, Gulf DTH FZ-LLC, pursuant to that certain Transaction Agreement, dated as of November 21, 2023, by and between Anghami and OSN. The successful integration of OSN+ into our business will depend substantially on the Company’s ability to successfully consolidate operations, technology, systems and procedures. We may encounter difficulties during integration, such as: the loss of key personnel and customers; the disruption of operations and businesses; inconsistencies in standards, control procedures and policies; and unexpected issues with costs, operations, personnel, technology.

Integration activities have and will continue to divert resources from regular operations. Achieving the anticipated benefits of the transaction is subject to a number of uncertainties, including whether the Company integrates the OSN+ business in an efficient and effective manner, as well as general competitive factors in the marketplace. Failure to achieve or delays in achieving these anticipated benefits could result in a share price reduction as well as increased costs, decreases in the amount of expected revenues, and diversion of management's time and energy and could materially and adversely affect the Company’s financial condition, results of operations, business and prospects.

We face significant competition from companies that operate in the steaming video-based industry and entertainment video business generally and we compete with these companies for users, content providers and advertisers.

We face significant competition primarily from companies that operate in the streaming video-based industry and entertainment video business generally. Through new and existing distribution channels, consumers have increasing options to access entertainment video. The various economic models underlying these channels include subscription, transactional, ad-supported and piracy-based models. All of these have the potential to capture meaningful segments of the entertainment video market. Traditional providers of entertainment video, including broadcasters and cable network operators, as well as internet based e-commerce or entertainment video providers are increasing their streaming video offerings. Many of these competitors have long operating histories, large customer bases, strong brand recognition, exclusive rights to certain content, large content libraries, and significantly greater financial resources than we do, and in turn may be able to attract and retain more users, content partners and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive distribution rights for popular content, conducting brand promotions and other marketing activities, and making acquisitions. If we are unable to successfully or profitably compete with current and new competitors, our business will be adversely affected, and we may not be able to increase or maintain market share, revenues or profitability

We face many risks associated with our international operations.

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

We have entered into license agreements to obtain rights to stream sound recordings, including from the major international record labels who hold the rights to stream a significant number of sound recordings such as Universal Music Group, Sony Music Entertainment, and Warner Music Group, as well as regional record labels, such as Rotana Music. If we fail to retain these licenses, the size and quality of our catalogue may be materially impacted and our business, operating results, and financial condition could be materially harmed.

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

We rely on music rights holders, over whom we have no control, for the content we make available on our service. We cannot guarantee that these parties will always choose to license to it. The music industry has a high level of concentration, which means that one or a small number of entities may, on their own, take actions that adversely affect our business. For example, with respect to sound recordings, the music licensed to us under our agreements with Universal Music Group, Sony Music Entertainment, and Warner Music Group, constitutes a large portion of music consumed on our service. For the year ended December 31, 2023, this content accounted for more than 30% of streams.

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. In connection with the audit of our consolidated financial statements for the years ended December 31, 2022, and 2023, Anghami and our independent registered public accounting firm identified certain material weaknesses in our internal controls over financial reporting.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal controls covering financial reporting, such that there is a reasonable possibility that a material misstatement of the financial statements will not be detected or prevented on a timely basis.

In 2023, the material weaknesses identified related to:

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

Following the identification of the material weaknesses, Anghami has begun taking measures, and we will continue to take measures, to remediate these control deficiencies. Measures to rectify the weaknesses and deficiencies include the implementation of an ERP, hiring outside consultants, provide technical training for its employees and hire internal auditors Besides, management is planning to introduce technical IFRS training namely for IFRS 15 (revenue recognition), IFRS 2 (share-based compensation), IFRS 9 (Financial Instruments), IAS 37 (provisions, contingent liabilities and contingent assets), and IAS 38 (Intangible Assets). In addition, we have hired public accountants to assist us with accounting documentation, enhancing reporting requirements and develop internal policies and procedures. We plan to establish an internal audit function to make sure we have implemented best practices in financial controls. In 2022, we implemented Code of Ethics and Corporate Governance Guidelines in relation industry best practices.

Besides, we are in the final stages of implementing control mechanisms on spending to match prospective financial statements. These mechanisms include a detailed monthly budget for each new project to be approved by executive committee within the board. Anghami will be reporting, on a monthly basis, the performance of these projects for executive committee to follow-up on performance and adjust course when needed.

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

We believe that our future success is highly dependent on the talents and contributions of our senior management, Co-founders Edgard Maroun and Elias Habib, members of our executive team, and other key employees, such as key engineering, finance, research and development, marketing, and sales personnel. Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. Certain members of our senior management are free to terminate their employment relationship at any time, and their knowledge of our business and industry may be difficult to replace. Qualified individuals are in high demand, particularly in the digital media industry, and we may incur significant costs to attract them. If we are unable to attract and retain senior management and key employees, we may not be able to achieve our strategic objectives, and our business could be harmed.

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

Our warrants are exercisable for one ordinary share at an exercise price of $11.50 per ordinary share. The closing price of our ordinary shares on the Nasdaq on March 31, 2024 was $1.97 per ordinary share. As of such date, because the exercise price exceeded the price of our ordinary shares, our warrants were “out-of-the-money,” and we believe that it is unlikely that any warrant holder would exercise any warrants at a time when the warrants are out-of-the-money. The exercise of our warrants is discretionary by the warrant holder. Accordingly, there can be no assurance that the warrant holders will elect to exercise any or all of the warrants. To the extent that any of the warrant holders elect not to exercise their warrants or their warrants are exercised on a “cashless basis,” as may be permitted in certain circumstances, the amount of cash we would receive from the exercise of the warrants will decrease. It is also possible that we may receive no money from the exercise of our warrants.

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

Since our inception, we have incurred significant operating losses and as of December 31, 2023, had an accumulated deficit of $12,923,856. For the years ended December 31, 2023, and 2022, our operating losses were $14,198,442 and $17,379,187, respectively. We have incurred significant costs to license content and continue to pay royalties to music labels, publishers, and other copyright owners for such content. We cannot assure you that we will generate sufficient revenue from the sale of our services to offset the cost of our content and these royalty expenses. If we cannot successfully earn revenue at a rate that exceeds the operational costs, including royalty expenses, associated with our services, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis.

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

As we continue to expand our international operations, we become increasingly exposed to the effects of fluctuations in currency exchange rates. We incur expenses for employee compensation, rental fees, and other operating expenses in the local currency, and an increasing percentage of our international revenue is from users who pay us in currencies other than U.S. dollars, including the Lebanese Pound, Egyptian Pound, Saudi Riyal, and UAE Dirham. Our principle foreign currency risk arises from Egyptian and Lebanese Pound denominated transactions. For instance, as of December 31, 2023, we have had to reclass our bank balances in Lebanese Pounds equivalent of $534, to which we have applied the Sayrafa rate which is the only officially recognized platform launched by the Central Bank of Lebanon to other financial assets due to significant devaluation of Lebanese Pounds against U.S. dollar caused by the ongoing political and economic situation in Lebanon. Fluctuations in the exchange rates between the U.S. dollar and other currencies may impact expenses as well as revenue, and consequently have an impact on margin and the reported operating results. This could have a negative impact on our reported operating results. To date, we have engaged in limited hedging strategies related to foreign exchange risk stemming from our operations. These strategies may include instruments such as foreign exchange forward contracts and options. However, these strategies should not be expected to fully eliminate the foreign exchange rate risk that we are exposed to.

Egypt’s EGP currency has also experienced significant devaluation throughout 2022 and continuing into 2024. As of March 31, 2024, the USD/EGP exchange rate stood at approximately 47.4, reflecting a significant devaluation compared to its rate of 24.7 on December 31, 2022, marking roughly a 48% decrease in value. This has had a significant adverse impact on revenue in Egypt, which is our largest market, and has pressed us to reprice several of our Telco plans in Egypt in order to mitigate the effects of the currency.

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

While the UAE is seen as a relatively stable political environment, certain other jurisdictions in the Middle East are not and there is a risk that regional geopolitical instability could impact the UAE. Instability in the Middle East may result from a number of factors, including government or military regime change, civil unrest or terrorism

In addition, operating in Egypt and Lebanon also comes with potential political and economic risks. Egypt has a history of political instability, including protests and military coups, which can disrupt economic activities. The country also faces rising inflation and strain on the currency, which has significantly devalued in 2022, continuing into 2024. Meanwhile, Lebanon grapples with ongoing economic crises and political instability, resulting in soaring inflation. Furthermore, the ongoing conflict in Gaza has had a significant impact on businesses in the Middle East, particularly in the entertainment and media sectors, with disruptions to investments, advertising activities and live events. Any of the foregoing circumstances could have a material adverse effect on the political and economic stability of the Middle East in general and on the countries that we operate in and, consequently, could have an adverse effect on our business, financial condition, results of operations and prospects.

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

Global economic uncertainty and unfavorable global economic conditions caused by political instability, and conflicts, such as the Gaza and Russia-Ukraine conflicts, could adversely affect our business, financial condition, results of operations or prospects.

Our business, financial condition, results of operations or prospects could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn, increased inflation, economic uncertainties in various global markets caused by political instability and conflict, such as the Gaza and Russia-Ukraine conflicts, or additional global financial crises, could result in a variety of risks to our business, including weakened demand for our products or our inability to raise additional capital when needed on acceptable terms, if at all. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current conflicts, political conditions, economic climate and financial market conditions could adversely impact our business.

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

The trading price of our ordinary shares has been and is likely to continue to be volatile. Since the closing of our business combination with Vistas Media Acquisition Company Inc on February 3, 2022 (the “Business Combination”), through March 31, 2024, the trading price of our ordinary shares ranged from $0.65 to $33.13. The market price of our ordinary shares may fluctuate or decline significantly in response to the factors enumerated in this report, as well as other factors, many of which are beyond our control, including:

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

As of December 31, 2023, we had 10,000,000 public warrants outstanding and 872,800 private placement warrants. To the extent our warrants are exercised, additional ordinary shares will be issued, which will result in dilution to the holders of ordinary shares and potentially increase the number of shares eligible for resale in the public market, which could cause a decline in the price of our ordinary shares. Sales of substantial numbers of ordinary shares in the public market could adversely affect the market price of our ordinary shares and warrants. See “Future sales, or the perception of future sales, of our ordinary shares and/or warrants being offered by us or our existing securityholders may cause the market price of such securities to decline significantly.”

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

Risks Related to Our Status as a Foreign Private Issuer and a Controlled Company

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

As a “foreign private issuer,” we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024.

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

We are a “controlled company” within the meaning of the rules of The Nasdaq Stock Market LLC and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the rules of The Nasdaq Stock Market LLC since OSN Streaming Limited beneficially owns more than 50% of our total voting power as of April 1, 2024. For so long as we remain a controlled company under this definition, we are permitted to elect to rely on certain exemptions from corporate governance rules, including: an exemption from the rule that a majority of our board of directors must be independent directors; an exemption from the rule that we have a compensation committee; and an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

Founded in 2012, Anghami was the first music-streaming platform in the Middle East and North Africa (the “MENA Region”). Anghami’s business focuses on the following countries within the MENA Region: Algeria, Bahrain, Egypt, Iraq, Jordan, Kuwait, Lebanon, Libya, Morocco, Oman, Palestine, Qatar, Saudi Arabia, Sudan, Tunisia and UAE (together, our “MENA Operating Area”). We are now the leading regional digital music entertainment technology platform in our MENA Operating Area, with the largest catalog, offering approximately 100 million songs to more than 120 million registered users as of December 31, 2023, 1.73 million paid subscribers. We are a music application and platform that offers listeners in the MENA Operating Area Arabic and international music to stream and download.

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

Our artificial intelligence and machine learning algorithms process over 56 million data points collected from our users every day. We utilize over a decade of historical data to understand user trends, predict user behavior, and invest in growth areas that we believe are likely to generate the highest return on investment. Anghami expects its use of data collection and historical user data to help improve monetization and continue to be a key driver of revenues.

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

On April 1, 2024, the we closed a transaction with OSN Streaming Limited (“OSN”), an affiliate of Panther Media Group Limited, which operated the digital streaming service known as “OSN+” through another of its subsidiaries, Gulf DTH FZ-LLC, pursuant to that certain Transaction Agreement, dated as of November 21, 2023, by and between Anghami and OSN. At the closing of the transaction, the we acquired various contracts associated with the operation of the OSN+ digital streaming service.

The following diagram illustrates our current organizational structure:

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

B. Business Overview

Industry Overview

Global Music Industry Trends and Insights: Growth, Regional Dynamics, and Engagement Strategies

In 2022 (according to the latest available data), the global music industry continued its growth trajectory, marking its 8th consecutive year of expansion. The industry was valued at $26.2 billion worldwide in 2022, with streaming dominating revenue shares at 67%. Streaming revenue reached $17.5 billion in 2022, reflecting an 11.5% increase, while other digital formats experienced a decline of 11.7%.

Source: IFPI Global Music Report 2023 https://globalmusicreport.ifpi.org/

Notably, the MENA region emerged as the third fastest-growing region, with music revenue increasing by 23.8% in 2022. These regions showcased the importance of diversifying payment services to facilitate access to digital content without credit card barriers. Streaming accounted for the vast majority of the MENA market, with those revenues accounting for a 96% share.

The music industry’s evolution in engaging with content has been notable, with a shift towards global and local music consumption through various platforms like short-form videos, streaming services, livestreaming, gaming, and social media. The rise of content exclusivity and local music on streaming platforms has been a key trend to attract and retain users.

Overall, the music industry’s growth in 2023 was driven by streaming services’ popularity and innovative strategies to engage users globally while adapting to evolving consumer preferences and technological advancements

The popularity of music streaming in the MENA region can be linked to this high smartphone penetration rate. With a large percentage of the population owning smartphones, access to music streaming platforms becomes more widespread and convenient. The ease of streaming music on smartphones, coupled with high internet penetration rates, contributes to the increasing embrace of music streaming services among consumers.

Despite international brands such as Apple, Spotify, and Deezer entering the MENA Region, we have positioned ourselves as the leading streaming platform in the MENA Operating Area with first mover advantages due to being a local company. Our digital streaming offering benefits from and is differentiated by cultural fit, localized content and language, products adapted to local tastes and consumer behavior, an AI engine that caters to local tastes, and strong relationships with regional brands and telecommunications providers and a large user database.

Today, we are one of the largest digital music streaming players in the MENA Operating Area. Spotify and Deezer launched in the fourth quarter of 2018 with Deezer having exclusive content with Rotana, a major Arabic label. In 2022, Anghami was able to retain Rotana content and sign an exclusive partnership with Amr Diab, the biggest Arab artist in MENA.

We have business relationships with more than 42 telecommunications providers, which we refer to as “Telcos”, across the MENA Operating Area, giving us a competitive edge, as we expect to have priority position with Telcos’ customers, access to more marketing and technical flexibility to control and optimize the subscriber’s lifecycle (the process of a customer moving from Telco to a Premium service with Anghami). We leverage the Telcos’ strong marketing capabilities and reach to drive acquisition of new Anghami Premium subscribers using above the line marketing (during offer launches or seasonal campaigns) and ongoing below the line campaigns to promote our service, fueled by the exclusive content that we acquire and new features that we launch.

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

●	Multiplicity of Subgenres. The MENA Region has a large diversity of local musical content and music taste is often divided by sub regions within the MENA Region. For example, GCC countries have a local taste for Khaleeji content. While the Levant region’s listeners focus on two distinct content categories: (1) Iraqi content and (2) the female artists popular in the broader Eastern Mediterranean. North African content falls into three major content categories: (1) Egyptian, (2) Rai (North Africa) and (3) Sudanese. Each of these interest groups comprises its own musical genre and has a large fan base across the MENA Region and among the international Arab diaspora.

●	Local Content with Room for Growth. The entire Arabic music catalog on Anghami comprises around 1% of Anghami music library. The Arabic catalogue accounts for approximately 60% of total streams on Anghami in 2023 which proves a huge potential for content creation and further growth. New, and in certain cases exclusive, Arabic content is expected to attract new users to the Anghami Premium service. In recent years the traditional Arabic content has been supplemented by younger generations who favor international remixes, Arabic hip hop and indie music with a large presence of female artists.

Anghami Content Strategy

We believe that the availability of unique content will drive new users and further increase in streaming adoption in the MENA Region. Accordingly, we are working to create Anghami-owned original content, which we believe will help us acquire users and distinguish us from our competition.

Since its inception, Anghami collected data from more than 100 million downloads. This data collection provides Anghami with irreplaceable information regarding trends and tastes, including which artists are trending and how music genres and interests are split by demographics and country. This data provided us with test cases for and helped us in creating Anghami originals, which is a program whereby Anghami partners with local artists to create new songs and release them on our platform. From 2017 to 2023, Anghami created more than 150 original songs.

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

Benefits for Users

We allow users to discover and play their favorite music based on algorithms for recommendations as well as human curation:

●	Free Ad-Supported and Paid Experience. Users have access to a free, ad-supported tier of Anghami which also provides access to very rich high-quality content. This free offering allows users to discover the service. Our aim is that once engaged such users will opt to subscribe for a premium paid experience through different plans. These include individual monthly subscriptions, but also provide specialized offerings such as family plans, student plans and other discount plans. We also offer flexibility to pay weekly and daily especially in low ARPU markets and users can pay by various means such as billing through mobile carrier, vouchers, cash payment solutions or credit and debit card. This flexibility of plan choice, flexibility in method of payment, and flexibility in timing of payment, are all designed so that we can suit each user’s individual needs. Finally, our relationship with 42 Telcos also makes it convenient for users to become paying customers who subscribe to our platform.

●	Playlists and Personalization. With access to more than 100 million tracks, we provide users with curated and machine-learning generated playlists that are built to suit their tastes starting from the moment they open Anghami. The more they listen and engage, the more we understand their music DNA and behavior, and the more we can provide them with content that matches their tastes, moods and preferences. We believe this tailored and personalized approach delivers higher engagement.

●	Multi-Platform Product Availability. We reach users wherever they are, be it on mobile, tablet, web, desktop, car, Smart TV, Smart Watch, Gaming console, etc., accessible with a single user ID. We continue to strive to provide a seamless experience that is available across all platforms.

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

Our relationship with Telcos has evolved over the years to become more of a strategic alliance benefiting both Anghami and Telcos. This beneficial relationship functions as follows:

●	Telcos use Anghami as a tool to enhance their brand image by associating their Telco brand with an entertainment service that their customers love. This enables them to attract youth audiences, gain market share in high value segments, and drive higher data consumption. Our service helps Telcos increase their customer retention and satisfaction as well as boosting their ARPU and their customers’ uptake of new packages.

●	Our team has a substantial experience in the industry, both technically and commercially, and is dedicated to onboarding Telcos. The team works closely with Telcos across the region to create mutually beneficial value propositions by proposing appropriate and tailored offerings based on their strong understanding of each market. We understand the challenges and best practices of each country and each Telco specifically on the commercial, pricing, technical, marketing and legal levels. This helps us build products and services that perform better than other music streaming platforms and in a more efficient manner and that are customized to the Telco needs:

o	We offer Anghami Premium service as a standalone service. It is accessible through daily, weekly and monthly packages depending on the territory and is enabled using direct carrier billing or other more traditional charging methods.

o	Anghami Premium service is soft or hard bundled (which means that the Anghami subscription can either be automatically included in the mobile subscription or the Telco customer has the option to purchase the subscription through his Telco) with the Telco packages, which allows the customers to have access to the service part of the package free of charge for a certain period or as long as they are subscribed.

●	We have relationships with 42 Telcos across the MENA Operating Area, which provides us with an advantage of priority within the Telco process, marketing, and technical support, reducing our need to engage third parties.

●	Backed by our engineering team and given our experience in integrating with a vast array of Telco systems and infrastructures, we can integrate and launch services with distinct Telcos very quickly and with minimal difficulties and issues. Telco teams trust us to launch the products they need and customize them based on their requirements on tight deadlines.

●	Direct integration with Telcos allows us to have better control of the subscriber’s lifecycle. We have implemented several mechanisms that allow us to increase subscriber retention and maximize ARPU by enabling grace periods, retrial, and auto payment mechanisms that are customized by market and product.

●	We leverage on the Telco’s strong marketing capabilities to drive acquisition of new Anghami Premium service subscribers using: (a) above the line communication during offer launches or seasonal campaigns; and (b) ongoing below the line communication to promote the service, fueled by the exclusive content that we acquire as well as new features that are deployed.

●	We utilize our access to artists and major entertainment events in the region to provide our Telco partners with exclusive and attractive promotional events that lead to mobile service activations throughout the year. They use these to promote our service and allow the Telcos to associate with events and artists that create engagement with their customers. Events such as artists meet and greet, VIP concert tickets giveaways, access to private sessions with artists, and access to major regional events such as the Formula 1 in Abu Dhabi.

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

●	Large Streaming Growth Potential in Core Markets. Music streaming penetration in our key markets is currently very low in comparison to other more economically developed markets. For example, only approximately 6% of the Addressable Market (defined as the part of a country’s population that is 10 to 50 years old and with access to an internet connection) in Saudi Arabia has been reached, which is our largest market. Our target markets in North Africa (i.e., Tunisia, Algeria and Morocco) also have low market penetration relative to other countries. Whereas the music streaming penetration in the U.S. is approximately 35% of the addressable market. Anghami expects to benefit from this growing penetration as consumer behavior shifts from traditional methods (such as radio, digital downloads, CDs) to using music streaming. IFPI report mentioned that growth in recorded music revenue in MENA amounted to 35% with streaming market share amounting to 96%, which we believe puts Anghami in good position to achieve future growth potential.

●	Strong Demand for Arabic Music. We believe that there is room for growth and strong demand for a greater breadth of Arabic music. The entire Arabic music catalog on Anghami includes about 1 million songs in comparison to the international music catalog that includes about 99 million songs. Given that Arabic music represents approximately 60% of our music streams, we believe there is a compelling growth potential for Arabic content. Anghami expects to benefit from the strong latent demand for more Arabic music content created both by Anghami (through our Anghami Originals) and by other international music labels. To this extent, Anghami signed three years exclusive content with Amr Diab, the largest Arab artist in MENA. Existing Amr Diab content will be exclusively available to Anghami in addition to three albums created over the contract period.

●	Arabic Music Going Global. We believe that the Arabic music genre is on the cusp of going global similar to what occurred with: (1) Latin music in the early 2000s (e.g., Shakira’s hit album Laundry Service in 2001) and (2) Korean music (often called K-Pop) in the past 10-15 years (e.g., smash hit Gangnam Style released in 2012 and more recently BTS (Bangtan Boys) in 2019). The global appeal of Arabic music has also been highlighted with the global success of the movie Fast & Furious 7, the theme song of which and background music were all Arabic-inspired. In response to the global appeal of Arabic music, the two leading global music labels (Universal Music and Warner Music) have all announced in 2021 landmark initiatives to support the creation more Arabic music content:

●	Universal Music announced on April 6, 2021, the creation of a dedicated division for Arabic music called Universal Music MENA; and

●	Warner Music announced in February 2021 its investment in a leading Arabic music label.

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

●	Maintain Leading Brand Name. As the first music streaming platform in the MENA Operating Area and the market leader, we believe we are synonymous in our target markets locally with music streaming. We have market-leading brand appeal among both the MENA Operating Area’s music artists and music streaming users. This market-leading position provides Anghami with an ability to leverage its market position and brand recognition to spur interest in both its new products and features and new Arabic music content.

●	Knowledge of Local User Behavior. We have a unique proprietary data set covering music streaming user’s behavior in the MENA Operating Area. We have been collecting user behavior data since inception and currently collect approximately 56 million user data points per day. We have a strong data-driven music recommendation engine that gives Anghami unique insights on the type and positioning of new Arabic music in the MENA Region. Anghami already creates its own content (Anghami Originals) and believes it has proven the business case for data-driven new Arabic content creation and distribution.

●	Growth in Digital Advertising. As one of the leading data-driven digital advertising platforms in the MENA Operating Area, Anghami will benefit from the accelerating shift of advertising spend from traditional advertising to digital advertising. According to Statista, the total online advertising expenditures in the MENA Region was anticipated to grow by 20% in 2024. We believe the growth of digital advertising in the MENA Region is accelerating and we are uniquely positioned to benefit from this growth.

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

In Q2 2023, Anghami launched a new subscription plan, “Anghami Gold”, offering a host of innovative features to enhance the music-listening experience. Highlighting cutting-edge features such as AI MIX, which curates personalized playlists of favorite songs through advanced AI algorithms, and Personalized AI Podcasts, allowing users to craft tailored podcasts based on their interests. Alongside these innovations, Anghami Gold a suite of exclusive perks including Sing Along functionality for vocal control, cloud-based music uploads, and exclusive rewards such as discounts on Anghami Plus gifts and concert tickets. Anghami Gold members also gain access to the Top Golden Fans section showcasing top supporters based on streams, alongside custom app icons, badges, and unique display features throughout the platform. With a 50% higher price point compared to the Anghami Plus subscription, Anghami Gold delivers unparalleled value, catering to discerning music enthusiasts seeking a premium listening experience.

New Revenue Streams

In 2022, Anghami entered the offline events business through (1) the acquisition of Spotlight and (2) the launch of Anghami Lab.

(1)

Anghami’s acquisition of Spotlight, a well-established events and concert company in the MENA region, was completed in the second half of 2022. The acquisition allowed Anghami to penetrate the live events and concerts space, enabling us to generate revenue from offline activities and expand our presence in the live music space. Furthermore, the acquisition of Spotlight created new opportunities to unlock synergies and connections between the physical and digital music experience. Through Spotlight, Anghami will manage and execute multiple live concerts in collaboration with megastar Amr Diab. On March 2, 2024, Anghami successfully hosted the inaugural “Makanak” Album concert tour featuring the iconic pop sensation Amr Diab in Abu Dhabi, marking a momentous milestone in its exclusive partnership with the renowned artist.

(2)	In the third quarter of 2022, Anghami partnered with Addmind, a leading player in the hospitality industry in the Middle East, to launch Anghami Lab. The partnership was backed by Sela, a semi-governmental events services company with a mission to develop and commercialize events in Saudi Arabia. The partnership aims to establish innovative entertainment venues that specialize in music, live performances, and Food & Beverage. The first location opened in Riyadh, KSA, as a rooftop venue and lounge that regularly hosts high-profile live concerts, live entertainment and corporate events.

We believe there’s substantial untapped potential for offline events in the region, particularly in comparison to developed markets. With a growing interest in outdoor activities, including music events, Anghami aims to harness these opportunities to (1) create strong brand equity, (2) generate additional revenue, and (3) create synergies between online and offline experiences.

●	Create strong brand equity. Anghami has strong relationships with regional artists. Creating music events in partnerships with those artists will enable Anghami to leverage the artist’s social media presence to promote Anghami as a go to brand for music streaming and entertainment in MENA. This will ultimately result in organic user growth.

●	Generate additional revenue. Via ticket sales, events sponsorship and promotions.

●	Create synergies between online and offline experiences. Live performance creates original content. By streaming the content live on Anghami, users will be spending more time on the app, thus increasing user engagement and the likelihood of converting free users to paying subscribers.

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

Revenue

We have three primary revenue streams: (i) Revenue from subscriptions; (ii) Revenue from advertisement; and (iii) Revenue from live events. Revenues are primarily driven from Premium subscriptions (through app stores, our Telco partners, and direct debit and card purchases), which generated 59% of total revenues during fiscal year ended December 31, 2023, whereas data-driven advertising and branded content contributed 24% of total revenues and live events contributed the remaining 17% of total revenues.

Anghami has strategically prioritized sustainable revenue growth and margin improvement through various initiatives. Demonstrating agility, it has adeptly navigated market conditions by implementing strategies such as price adjustments and introducing new payment methods in economically impacted markets like Egypt and Lebanon, alongside renegotiations of content and Telco deals. Efficiency and agility are central to Anghami’s approach, as evidenced by optimization efforts, clear offer structures, and repricing processes, all of which rely on a data-driven approach.

Premium Service

Our Premium service provides paying subscribers with unlimited online and offline high-quality streaming and download access to our catalog, commercial-free.

Revenues through the Premium service are generated via three main payment channels: (i) through the app stores (Google Play and Apple Store), (ii) through our Telco partners (through direct carrier billing or through bundles), or (iii) through direct debit and card purchases. An offline channel is also available through which consumers can purchase vouchers from partner stores that provide limited access to our Premium service. So far, we have partnered with 42 Telcos distributed among 16 countries. Most of our Telco partnerships include valuable offerings to the end users such as data bundles, where customers can subscribe to our platform and receive a certain amount of data to use on it. In addition, Telcos often advertise our services and plans with a significant marketing budget. We are also expanding to new online payment channels that are gaining popularity in the region such as STC Pay in Saudi Arabia and Fawry Pay in Egypt as well as integrating with mobile wallets of various banks and mobile operators that are becoming more popular as payment channels.

Premium service is the largest revenue stream, and our marketing efforts focus on growing our Premium user base while investing in the product to enhance our free to premium conversion rates. We have also invested heavily in increasing the retention of our subscriber base by offering tailored plans and through an advanced algorithmic content recommendation engine. Over time, the churn of the monthly paying subscribers has continued to trend lower from 7.7% in January 2019 to 5.3% in December 2023.

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

In order to increase subscriber’s retention and lifetime value (LTV) we have implemented several mechanisms to address churn whether involuntary, for instance, because of payment related issues such as expired credit card, or voluntary, that is the Premium user choosing to unsubscribe. Starting 2020, we increased re-subscription rate of churned users by more than 50% by reviewing all audiences and user journey at different stages: grace period to churn and post-churn, and adding customized messages based on the churn reason and subscription channels in different placements (in-app, email, push notifications, SMS). On the Telco level we also implemented smart charging mechanisms and extended grace periods that reduce involuntary churn and maximize the ARPU.

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

Revenue from advertisement

Our Ad-Supported Service has no subscription fees and provides Ad-Supported users with limited on-demand online access to our catalog on their computers and shuffle-only access on compatible mobile devices and tablets. This segment contributes to our revenues and also works as a marketing tool, increasing our engagement with users who often convert to our Premium service. We generate revenue for our Ad-Supported segment from the sale of display, audio, video and content sponsorship solutions delivered through advertising impressions. We source our advertising customers through advertising agency, Digital Media Service (“DMS”), who receive a percentage commission as revenue share of the gross advertising value. To date, more than 280 global brands have advertised on our platform. In 2020, we launched an additional “direct ads” service, whereby Anghami directly works with brands while DMS invoices and collects the receivables at a lower revenue share percentage. These advertising arrangements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period.

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

Variable Cost Structure

Licensing Agreements

We have a rich catalog of over 100 million songs. We have signed content agreements with up to 2,000 music labels and artists. Obtaining license agreements and paying royalties are the two prevailing costs of sales. In exchange for the right to stream certain music, royalty costs are due to music record labels and publishers. Royalties are calculated monthly based on the percentage of revenue and the music labels’ respective market share. In addition, Premium service user royalties depend on the number of subscribers while royalties for free users depend on the number of streams. Licensing agreements include several terms related to paying royalties, minimum guaranteed payments, marketing commitments, reporting and audit rights. Generally, the contracts are valid for 1 year, and renegotiated on annual basis, the label holds the right to terminate the agreements if any breach of terms takes place. The content cost, which represents the royalties paid to the labels, calculated based on the number of streams/revenue generated for each category separately (Revenue from subscriptions and Revenue from advertisement), constitutes a major part of our variable costs and amounts to 46% of our revenue (excluding revenue from live events).

We have long-standing relationships with both global and local music companies despite a fragmented market. Among these are the top three global music labels: Universal Music Group, Sony Music Entertainment, and Warner Music Group; alongside the largest regional labels: Rotana, Watary, Platinum record and Nay. Arabic label agreements provide for global coverage while most of the international music agreements are restricted to the MENA Operating Area. We have also signed an exclusive three year agreement with Amr Diab, the biggest artist in the Arab World whereby Anghami becomes the sole distributor of Amr Diab content globally, for the next three years. In addition, Amr Diab will create exclusive content for Anghami over the contract term. On May 18, 2023, Anghami expanded its flagship exclusive agreement with Amr Diab by adding 4 live concerts covering several key cities across the MENA region. These live concerts will be managed exclusively by Anghami’s live events and concerts arm.

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

The take rate varies depending on the payment channel as follows:

●	Direct carrier billing and Telco B2B: 46% of our total subscription revenues in 2023 were paid via direct carrier billing and Telco B2B. The Telco operator’s share is subject to a revenue share agreement that varies by operator and by country. On average, Telcos charge a 30% transaction fee through Direct carrier billing payment methods while Telco B2B contracts are priced on a direct basis meaning they are not subject to a revenue share agreement.

●	App stores: 45% of our total subscription revenues in 2023 were paid via app stores and are subject to revenue share agreements with the relevant app store. Apple Store charges 30% of the transaction value while Google Play charges 10%. Apple Store reduces the take rate to 15% of the transaction value in the second year of the retained user’s subscription.

●	Vouchers: To cater to users who are not used to transacting online, we sell vouchers via an offline distribution network such as Epay, Cash United, Virgin Megastores, LikeCard, Fawry, BOB, Libanpost, Whish/Itel, Librairie Antoine, CashPlus, YouGotAGift (YGAG), Wafa Cash, Akwad, Al Khdmah Pro, STC Pay, Resal KSA. 3% of our total subscription revenues in 2023 were paid via vouchers. Distribution partners charge up to 10% fee of the voucher value. In addition, vouchers are often combined with an advertising campaign and sold to our advertising brands, who then distribute it to its customers.

●	Debit and credit cards: There is generally a fixed transaction fee per transaction plus a variable rate that varies according to the country and currency. 6% of our subscription revenues in 2023 were paid via debit and credit cards, average fees amount to 5%.

Variable Technology costs

We partner with Amazon Web Services (“AWS”) to host our servers and to provide scalability, redundancy, security and ensure continuity of our operations. In addition, we partnered with other third-party technology providers to optimize our services and the music listening experience. On an average, monthly variable technology costs in 2023 amounted to $211,659 down 33% from the previous year. These costs vary month-to-month based on usage and app features (video vs. audio streaming, etc.). The substantial reduction in 2023 can be attributed to the concerted efforts of our team to allocate resources towards optimizing the platform’s backend code and enhancing efficiency. This initiative was launched in the first half of 2022. The optimization efforts not only led to a reduction in technology costs but also significantly enhanced the platform’s scalability and flexibility.

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

We also give our users different ways to search, browse, engage, and discover music and other content. These include:

●	Mixtapes: We have built a machine learning model that learns from users’ streaming habits and generates weekly and daily personalized mixtapes that fit their music taste. They are part of our effort to increase music discoverability, personalize the user’s experience by ensuring that we provide them with a variety of content inspired by the music they like.

●	Personalized recommendations: Our AI-powered recommendation system fuels different parts of the platform. Our explore page is shaped around personalized playlists, albums, and songs that match the users’ expectations. Those recommendations rely on their music DNA, time of day, day of week, and other factors, to surface the content that the users are most likely to enjoy and therefore increase time spent on the application. Whenever users interact with any song, album, or artist, we utilize our recommendation system to generate a list of similar content that is also personalized to make sure they enjoy a pleasant music experience.

●	Playlists: We provide users with the ability to create their own playlists to organize their library and access their favorite songs easily. They can also discover playlists that are made by other users or by our own curation team. Our team has built over 4,000 playlists so users can browse among more than a 100 genres and moods and find a variety of playlists that fit their different moods and tastes.

●	Search Functions: To allow proper discoverability of our entire library, we give users the ability to search for all types of content. Users can find songs, albums, artists, playlists, podcasts, moods, genres, and even other users on Anghami. They can also search for songs using parts of their lyrics. Our search engine is integrated with various virtual assistants like Siri and Google assistant to make it even easier to search and find content using audio commands.

●	Videos: We also have invested in expanding our content offerings to include videos. Embedding video clips into activity-based playlists helps provide a visual layer to our content offerings, allowing artists to promote their music further through graphics or photos on social media platforms while the song is playing. Integrating video into our playlists enables us to convert our listeners into content viewers.

●	Podcasts: Our platform offers a diverse array of podcasts spanning various genres and topics, garnering significant traction from users, creators, brands, and advertisers. In the MENA region, podcasts are steadily growing in popularity, with 1.3 million regular podcast listeners in the UAE alone (according to data released by Markettiers) and 67% of adults in Saudi Arabia and 59% in Egypt listening to podcasts for over an hour per week, collectively more than 40% above the global average (as per a study conducted by Rising Giants Network). This trend reflects a shift towards podcasts as a preferred medium, offering easily digestible content and an immersive listening experience. Anghami is poised to capitalize on this opportunity through innovative product development, including original podcasts and curated content sections tailored for MENA users, thereby enhancing the podcasting experience for our audience.

●	Radar: Discovery of new music is a big part of any user’s experience on Anghami. With a single tap, a user can trigger Radar, a recognition feature which would identify the music playing around them, display the song with all its details then add it to a special playlist for easy access. This allows users to discover new songs they hear on TV, radio, or at public places and add them to their library. Our Radar ensures offline experiences are complimented by a smooth online experience on the platform.

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

Employees

As of December 31, 2023 and 2022, we had 146 and 145 full-time and part-time employees, respectively. The following table provides a breakdown of our employee base by function as of the dates indicated:

Department	As of December 31, 2023	As of December 31, 2022
Engineering Department	65	56
Sales and Marketing	35	31
Business Development	12	12
Finance and Administration	18	16
Operations	16	30
Total	146	145

The following table provides a breakdown of our employee base by geographic location as of the dates indicated:

Location	As of December 31, 2023	As of December 31, 2022
Abu Dhabi	58	56
Beirut	66	60
Cairo	7	8
Dubai	8	17
Riyadh	7	4
Total	146	145

C. Organizational Structure

Anghami is a limited liability company incorporated in the Cayman Islands on 14 February 2012. Anghami owns and controls multiple subsidiaries in Egypt, Saudi Arabia, United Arabi Emirates, Lebanon and UK.

Anghami Inc. was incorporated on March 1, 2021 and a wholly owned subsidiary of Anghami. On February 3, 2022, upon the completion of the Business Combination with VMAC, Anghami and VMAC (later renamed as Anghami (DE) Inc.) became wholly owned subsidiaries of Anghami Inc. A list of the subsidiaries of the Company as of December 31, 2023 is included in Exhibit 8.1 to this Report. See also the diagram illustrating our current organizational structure under “Item 4 – Information on the Company – A. History and Development of the Company – Corporate History and Structure” of this Report.

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

We offer more than 100 million songs to more than 120 million registered users with more than 12 billion streams per year as of December 2023. We currently monetize our service through subscriptions, advertising and live events. Our Premium service users numbered 1.73 million as of December 31, 2023. The Premium service and Ad-Supported users support each other’s growth, and we leverage the Telco’s strong marketing capabilities to drive acquisition of new Premium subscribers.

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

In March 2024, Anghami and Rotana announced the expansion of their strategic partnership to include various exclusive content and concert collaborations.

●	Amr Diab: In February 2022, Anghami signed an exclusive partnership with Amr Diab, the largest artist in MENA with more than 22 million followers on social media and 1 billion streams per year. Amr Diab owned content will not be available on any other streaming platform for the duration of the contract. On May 18, 2023, Anghami expanded its exclusive agreement with Amr Diab, adding 4 live concerts in key cities across the MENA region. Anghami’s live events and concerts arm will manage these 4 events exclusively.

Offline Activations and Revenue Streams

●	Spotlight: on June 3 2022, Anghami acquired Spotlight Recreational Services LLC, a well-established events and concert company operating mainly in UAE, KSA and Egypt. The acquisition of Spotlight provides an opportunity to leverage synergies between online and offline music delivery, to create new experiences for listeners and to strengthen Anghami’s brand awareness, building stronger relationships with artists in the region.

●	Anghami Lab: In August 2021, Anghami announced a partnership with Addmind, a leading hospitality group within MENA. Subsequently in 2022, the first Anghami Lab location opened in Riyadh, KSA, a music venue, lounge and studio where creators can experiment by co-creating music inspired by both Arabic and international cultures to be performed live. Anghami Lab enables synergies whereby live and offline events can be promoted through Anghami’s various digital channels and the resulting music can be made available exclusively on the Anghami app.

Anghami Gold

On August 7, 2023, we introduced a new subscription plan, Anghami Gold, our highest subscription tier to date. This subscription offers a range of new features and enhanced music and podcast listening experiences powered by AI.

Major Strategic Milestones: Transformative Investments by SRMG and OSN Group

●	On August 21, 2023, Anghami secured a $5 million strategic investment from SRMG, one of MENA’s most prominent media groups based in Saudi Arabia. This milestone is set to impact the region’s music industry and advance the broader media and entertainment ecosystem.

●	On November 21, 2023, Anghami and OSN Group signed a landmark transaction to create the MENA region’s first integrated music and video streaming platform. This strategic transaction brings together over 120 million registered users, 2.5+ million subscribers, and combined revenue exceeding $100 million. Leveraging Anghami’s music catalog and OSN+’s video content (including HBO on an exclusive basis), the platform will offer an exceptional digital streaming experience with AI-driven personalization, focusing on user preferences.

On April 1, 2024, we announced the closing of the transaction with OSN. The investment from OSN Group values Anghami at $3.69 per share, a significant premium to Anghami’s then trading price. As part of the transaction OSN Group injected $38,000,000 alongside the contribution of the OSN+ business resulting in their ownership of approximately 55% in Anghami, post-transaction.

A. Operating Results

Revenue.

We operate and manage our business in three reportable segments: (1) Revenue from subscriptions, Anghami’s Premium service, branded as Anghami Plus, which accounts for around 59% of the revenues during the fiscal year ended December 31, 2023, (2) Revenue from advertisement, consisting of advertising revenue generated from Ad-Supported free service, which accounts for 24% of the revenues during the fiscal year ended December 31, 2023 and (3) Revenue from live events, consisting of revenue generated from Spotlight and Anghami Lab, which account for 17% of the revenues during the fiscal year ended December 31, 2023. We identify these lines of businesses based on the organizational units used by management to monitor the performance and other key aspects of our business in order to make operational decisions, including but not limited to the type of subscriber, the channel of subscribing customer (direct subscriptions, app stores or Telcos (Business to Customer (“B2C”) or B2B), the type and volume of the content consumed, the intellectual property (“IP”) owners of the consumed content, the country of the subscribing customer, research and development and capital allocations.

Revenue from subscriptions. Our Premium service segment provides paid subscribers with a commercial free streaming experience, unlimited access to online streaming content and unlimited downloads across various devices. In addition, Premium subscribers can download encrypted music and have access to exclusive content and pre-releases. As of December 31, 2022, and 2023, we had approximately 1.52 million and 1.73 million Premium subscribers, respectively. New Premium subscriber growth is driven by conversion of Ad-Supported and free trial users. Premium subscribers are split into two groups. First, direct subscription, which includes subscribers who subscribe via Apple Store, Google Play Store, Paypal, our website or through prepaid subscription cards. Second, Telco subscription, which includes subscribers who subscribe via the Telco network. We have two types of subscribers through the Telco network: (1) B2C subscribers who choose to subscribe to Anghami Plus (our Premium service) and pay their subscription through their mobile carrier billing, and (2) B2B subscribers to whom we sell bulk subscriptions at a discount to the Telcos, which in return bundle our subscription with other services and sell the bundled plan to their users.

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

Content acquisition and royalty costs. Our content cost makes up 46% of the total cost of revenue for the year ended December 31, 2023. We pay the content cost, which mainly represents royalty fees, to music labels for the right to stream their content on our platform. For the advertisement segment, the content cost is driven by the number of streams per label, net proceeds from advertising revenue and the per stream rate. For the Premium service segment, the content cost is dependent on the number of subscribers, the share of streams per label, the rate per subscriber, the rate per stream and revenue per subscriber. Rates per subscriber and rates per stream vary by country and region. The cost of labels are calculated per country on a monthly basis. In certain cases, our negotiated rates are dependent on meeting certain key performance indicators (“KPI”s) like growth of subscribers or implementing content usage restriction on Ad-Supported users. Certain content cost agreements require a minimum annual guarantee to be paid by us. This minimum guarantee is renegotiated annually and is typically recouped against monthly calculated costs, but not always. In certain cases, we might not recoup the full minimum guarantee which will result in higher content cost and lower gross profit margin. The un-recouped balances have not been significant to date.

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

Furthermore, we invest heavily in research and development. We have been focused on creating distinctive application features that enhance user experience and increase user engagement on the platform, such as unique features like live radio, chats, stories as well as additional features that went live in 2023 as part of the new Anghami Gold subscription. We capitalize product development as part of our engineering cost. Capitalized cost is amortized on a straight-line basis over a five-year period and reported under the cost of revenue. In 2023, we capitalized 4% of engineering salaries related to major enhancement of existing functionality or development of new features. Time spent by engineers on research of new features or managing day-to-day operations like content ingestion, Telco integrations and reporting are expensed as part of monthly employee expenses.

Online and other costs. This mainly includes the software subscriptions cost utilized by the engineering team.

Barter transaction cost. These costs represent the value of the marketing and other services that Anghami provides to its partners. This is accounted for in exchange for the barter revenue that is recognized, in equal amounts.

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

Marketing and branding expenses. This includes all the digital and social media campaigns, television, offline and outdoor campaigns utilized to promote our brand recognition, user acquisition and user retargeting. In 2023, it also included the marketing-related portion of the exclusivity deal with Amr Diab. It also includes all software subscriptions needed for marketing such as appearance of Anghami on search engines as well as marketing research needed for developing growth and acquisition strategies.

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

In 2023, we incurred a total of $1.7 million of professional fees.

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

Active Users

We track active users as an indicator of the size of the audience engaged with our platform. Active users are the users who used our app for at least once over a three month look back period from the period-end reported. We use the three-month period because we have strong seasonality of music consumption in the MENA Operating Area due to major holidays. For example, users consume less content during Ramadan, the Muslim holy month, while music activity increases in December. The table below sets forth our active users as of December 31, 2021, 2022, and 2023.

	2023	2022	2021
Active Users (at year-end)	12,549,063	18,762,596	18,186,330

The decline in Active Users in 2023 can be mainly attributed to our strategic emphasis on acquiring users with the greatest likelihood of conversion into paying subscribers. This approach directed our digital marketing spend towards acquiring users targeted at demographics with higher ARPU and high-end device users. This strategic pivot aimed to optimize profitability, resulting in higher subscription figures with reduced digital marketing spend.

Another contributing factor to the decline was the direct impact of the ongoing conflict in Gaza in Q4 2023, resulting in a virtual halt of regional music releases. The absence of new releases directly impacted user activity and new user acquisition.

Premium Subscribers, Conversion and ARPU

We define Premium subscribers as users who have completed registration on our platform and activated a payment method for Premium services. Premium subscribers include subscribers who are within a grace period of up to 30 days after failure to pay their subscription fee as well as free trial users. We define the Premium average revenue per user, or ARPU, as the monthly measure of total Premium subscription revenue earned during a specific month, divided by the total number of Premium subscribers over the period of that specific month, that contributed towards the monthly revenue. Premium subscribers at the month-end are counted without duplication, that is, if a single subscriber has subscribed to different plans over the month, that subscriber is counted as one single subscriber. Free trial users are not counted for the purposes of ARPU. Total Premium subscription revenue includes revenue earned from all types of Premium subscribers (daily, weekly, monthly, semi-annual and annual) and is calculated on an accrual basis excluding any unearned revenue at month-end. We had one of the highest Premium subscribers’ conversion rates in emerging markets amounting to 24% in 2023, driven by our marketing efforts and a strong partnership with Telcos, who launch seasonal SMS campaigns to entice users to subscribe to our Premium services. Conversion rate means the total number of Premium subscribers (daily, weekly, monthly, semi-annual, annual and free trial users) across all Premium subscription plans that contributed to the revenue from subscriptions in any given month divided by the number of MAUs for that month. Daily Premium subscribers are those subscribers who subscribe to our daily Premium plan (meaning the subscription covers one day), whereas Monthly Premium Subscribers are those who subscribe to our monthly Premium plan (meaning the subscription covers one month). Premium subscribers include subscribers to all types of Premium plans (daily, weekly, monthly, semi-annual and annual). Starting 2018, we have focused on increasing daily premium subscribers as a starting point for our users to try our Premium services, and then incentivize them to convert into monthly Premium subscribers through long term offers, free trials and discounts which explains the sustained growth in Premium subscribers.

The table below sets forth our Premium subscribers, monthly Premium subscribers, ARPU and our direct integration from Telco users for the months of December 2023, December 2022 and December 2021.

	Year Ended December 31,			Change from		Change from
	2023	2022	2021	2022 to 2023		2021 to 2022
	USD	USD	USD	USD	%	USD	%
Premium Subscribers	1,725,733	1,521,472	1,439,480	204,261	13.43%	81,992	5.70%
Monthly Premium Subscribers	1,448,580	1,198,508	1,173,127	250,072	20.87%	25,381	2.16%
Premium Average Revenue Per User*	1.53	2.09	1.92	(0.56)	(26.79)%	0.17	8.65%
Direct Telco Integrations	42	42	41	-	-%	1	2.44%

*	Average for the year

In 2023, ARPU saw a decline of 27% compared to 2022, primarily attributed to currency devaluation in Egypt and Lebanon, alongside the introduction of new pricing plans. Notably, the launch of offerings like the Arabic-only plan aimed at countries with traditionally lower ARPU, such as Egypt, contributed to this shift.

Unit Economics

We measure our efficiency by the rate of investment, or return on investment (ROI), on marketing expenses, defined as our total annual revenue divided by the total annual amount of sales, branding and marketing expenses.

	Year Ended December 31,						Change from			Change from
	2023		2022		2021		2022 to 2023			2021 to 2022
	USD		USD		USD		USD		%	USD		%
ROI on marketing expense	4.9	X	4.2	X	4.4	X	0.8	X	18.0%	-0.2	X	(5.4)%

In 2023, our ROI improved from 4.2X to 4.9X due to several optimizations aimed at enhancing our marketing efficiency. Specifically, we targeted potential users with higher-end devices, as our analysis indicated that these users yield higher profitability. Additionally, we achieved the following milestones:

●	Developed predictive LTV modeling and ROI forecasting to evaluate and capitalize on revenue growth opportunities, as well as to guide budget management strategies.

●	Defined our core audience to optimize user acquisition tactics.

●	Implemented detailed audience segmentation to enhance targeting precision.

These efforts yielded the following outcomes:

●	Increased conversion rate from free users to paid subscribers.

●	Enhanced marketing ROI.

●	Reduced user acquisition costs across key geographies.

User Engagement

We define a churned subscriber as a monthly paying subscriber who churned from his or her Premium subscription during a given month and did not recover during 30 days following the churn date (look back period). Churn rate is defined as the percentage of monthly Premium subscribers who stopped paying Premium fee in the 30-day look back period from the indicated period end, out of the total Premium subscribers. The table below sets forth the churn rate for the years 2021, 2022 and 2023.

Our primary objective is to sustain robust user engagement to mitigate churn and boost conversion from free users to paid subscribers. As previously noted, our strategy has evolved to prioritize the acquisition of Premium Subscribers, emphasizing profitability maximization, user retention, and lifetime value (LTV) optimization. This concentrated approach has led to a notable reduction in churn from 6.1% to 5.3%, and heightened user engagement, despite a decline in Active Users.

	2023	2022	2021
Churn Rate	5.3%	6.1%	6.5%

Arabic Content and Originals Creation

We stand out for our strong local Arabic content and user base. For the year ended December 31, 2023, Arabic songs streaming time on our platform stabled at approximately 65% of total streams (up from 58% as at December 31, 2022), although Arabic catalogue represented only 1% of Anghami’s total song library. We believe this represents an opportunity to invest in Arabic content creation. Since the beginning of 2018, we have created more than 150 original Arabic songs that generated an ROI of 59% on our production cost with the best successes from Arabic and international remixes. Not only has it built a foundation for strong relationships with international labels, creating Arabic contents will also be a cornerstone of our growth strategy and a key differentiator for us. Subsequently in 2022, we signed an exclusive contract with Amr Diab whereby Anghami has exclusive access to all Amr Diab owned content in addition to future releases over the contract period. Additionally, Anghami maintains a strong partnership with Rotana Music, whose Arabic content plays a crucial role in driving growth within the Saudi Arabian market. In Q1 2024, Anghami and Rotana announced an expanded strategic partnership, indicating a significant milestone in their ongoing collaboration since 2022. This commitment sets the stage for a wider range of content collaborations, including concerts and festivals, over the next three years.

Results of Operations

In 2023, our focus on margin improvement and path to profitability led to significant progress, with our gross margins increasing from 19% to 25% year-on-year and our Net Loss reducing from $61.2 million to $15.7 million year-on-year. This was driven by several key factors:

1.	We optimized major direct costs by renegotiating key music label contracts.

2.	Renegotiated a major Telco bundle contract to offset the devaluation of the currency in Egypt.

3.	Implemented an increase in subscription prices across all direct and Telco channels.

4.	Placed a heightened focus on the high-margin business of Branded Content, a unique, locally tailored offering that distinguishes us from competitors. This initiative involves close partnerships with prestigious brands and governmental entities.

However, despite these successes, 2023 also presented challenges stemming from economic and political developments in the region:

1.	The ongoing conflict in Gaza severely impacted our performance in Q4 2023, traditionally our strongest quarter. The halt in music releases in the MENA region, along with the suspension of advertising campaigns by both international and local brands, resulted in significant revenue loss. We estimate at least $3.4 million of revenue opportunities in advertisement and live events were forgone due to this situation.

2.	The worsening economic crisis in Egypt directly affected our Average Revenue Per User (ARPU) due to a currency devaluation of roughly 20% (based on the official USD / EGP rate) compared to the previous year.

As a result of these factors, our total revenue declined in 2023 compared to 2022. Nevertheless, we made notable improvements in our gross margins and achieved a significant reduction in our net loss. In the following sections, we delve into the specific drivers behind this decrease.

Revenues

The table below presents our revenues from each of our segments:

	Year Ended December 31,			Change from		Change from
	2023	2022	2021	2022 to 2023		2021 to 2022
	USD	USD	USD	USD	%	USD	%
Revenue from subscriptions	24,557,650	27,061,318	25,664,145	(2,503,668)	(9.25)%	1,397,173	5.44%
Revenue from advertisement	9,900,071	12,057,903	9,840,247	(2,157,832)	(17.90)%	2,217,656	22.54%
Revenue from live events	6,922,719	9,362,794	-	(2,440,075)	(26.06)%	9,362,794	-%
TOTAL	41,380,440	48,482,015	35,504,392	(7,101,575)	(14.65)%	12,977,623	36.55%

Revenue from subscriptions.

For the year ended December 31, 2023, revenue from subscriptions comprised 59% of our total revenue. In 2023, revenue from subscriptions declined by 10% compared to 2022, despite a 13% increase in our Premium Subscribers. This decline can mainly be attributed to:

1.	Significant currency devaluation in Egypt and Lebanon, adversely affecting our pricing.

2.	Introduction of new low-cost, high-margin plans with limited content aimed at mitigating the impact on low Average Revenue Per User (ARPU) markets.

Despite the decrease in ARPU which lead to a decrease in revenue, these measures enabled us to expand our Premium Subscriber base and generate a higher gross profit margin.

Revenue from advertisement.

For the year ended December 31, 2023, the revenue from the advertisement segment comprised 24% of our total revenue. Compared with 2022, revenue from advertisement decline by 18%. While appearing to be a significant decrease compared to 2022, it is crucial to highlight that this is primarily attributable to the absence of Barter revenues in 2023 as opposed to 2022. Barter revenues, which are non-cash revenues offset by an equal amount in direct costs, significantly influenced this decline when comparing year on year. Excluding Barter revenues from both years ($111,996 and $4,270,233 in 2023 and 2022, respectively), revenue from advertisements would have shown a notable increase of 26% on a comparative basis.

The 26% increase in adjusted revenue from advertisement (excluding Barter revenue) can be attributed to the substantial expansion of our Branded Content production services, spearheaded by “Anghami Studios”. This high-margin offering is specifically tailored to cater to corporate clients and businesses seeking to enhance their brand visibility through music.

Revenue from live events

For the year ended December 31, 2023, revenue from live events decreased by 26% compared to 2022. Live events were particularly impacted by the conflict in Gaza in Q4 2023 where many artists put a complete pause on live performances in the MENA region. The vast major acts were either cancelled or delayed into 2024.

Expenses

The table below presents a breakdown of our expenses:

	Year Ended December 31,
	2023	2022	2021	Change from 2022 to 2023		Change from 2021 to 2022
	USD	USD	USD	USD	%	USD	%
Content acquisition and royalty costs	14,430,879	15,819,603	15,294,255	(1,388,724)	(8.78)%	525,348	3.43%
Payment processing and agency fees	5,449,000	5,778,190	6,339,355	(329,190)	(5.70)%	(561,165)	(8.85)%
Branded Content	589,838	740,101	444,758	(150,263)	(20.30)%	295,343	66.41%
Technology infrastructure costs	2,539,911	3,795,517	2,957,199	(1,255,606)	(33.08)%	838,318	28.35%
Amortization of intangible assets	1,599,786	1,242,329	711,919	357,457	28.77%	530,410	74.50%
Online and other costs	478,666	551,179	239,623	(72,513)	(13.16)%	311,556	130.02%
Barter transaction cost	111,996	4,270,233	475,528	(4,158,237)	(97.38)%	3,794,705	798.00%
Live events cost	5,888,466	6,933,370	-	(1,044,904)	(15.07)%	6,933,370	-%
TOTAL	31,088,542	39,130,522	26,462,637	(8,041,980)	(20.55)%	12,667,885	47.87%

Content acquisition and royalty costs

In the year ending December 31, 2023, content acquisition and royalty costs decreased by approximately 9% compared to the previous year. This reduction primarily stems from our proactive measures to enhance several key content agreements. Through renegotiating terms with record labels, we secured more favorable terms, notably aimed at offsetting the adverse impact of the currency devaluation in Egypt and Lebanon. Additionally, we broadened the scope of agreements with Amr Diab and Rotana Music, facilitating increased collaboration opportunities and revenue streams, as in the case of the addition of live concerts with Amr Diab.

Payment processing and agency fees

Payment processing and agency fees decreased by 6%, partially attributed to the rise in Premium Subscribers utilizing direct payment channels with lower processing fees (such as Credit Cards and Google Play). Additionally, the decline in subscription revenue contributed to this reduction, as processing fees are levied as a percentage of the price paid by the end user.

Branded Content

Branded Content costs mainly consist of the expenses for artists involved in creating content for Branded Content projects conducted by ‘Anghami Studios’. For instance, if a client commissions Anghami to develop an audio-centric marketing campaign, these costs would be allocated to paying the artists for creating the musical content. This content will be used in the campaign and will also be available for streaming on Anghami’s platform.

Technology infrastructure costs

During the year ending December 31, 2023, technology infrastructure costs decreased significantly by 33% compared to the previous year. This reduction can be attributed to our ongoing efforts to optimize our backend, which began in the second half of 2022 and is now showing its full-year impact. As previously mentioned, these efforts have not only improved the cost efficiency of our backend but also its scalability and robustness.

Amortization of intangible assets

Amortization of intangible assets includes the amortization of costs related to application development and original content creation. This amortization expense rises with additional capitalization of costs under intangible assets.

Online and other costs

This primarily consists of the software subscription costs used by the engineering team. In the year ending December 31, 2023, online and other costs decreased by 13% compared to the previous year.

Barter transaction cost

In 2023, we had significantly fewer barter transactions compared to 2022, when we engaged in a total of 7 barter agreements with major partners such as Amazon Prime, Noon, and beIN. Barter agreements are non-core agreements that have a neutral impact on net income and cash flow.

Live events costs

This includes the costs associated with Spotlight and Anghami Lab,

Gross Profit and Gross Margin

	Year Ended December 31,			Change from		Change from
	2023	2022	2021	2022 to 2023		2021 to 2022
	USD	USD	USD	USD	%	USD	%
Premium Segment
Revenue	24,557,650	27,061,318	25,664,145	(2,503,668)	(9.25)%	1,397,173	5.44%
Cost of revenue	(21,344,236)	(23,541,956)	(21,863,278)	2,197,720	(9.34)%	(1,678,678)	7.68%
Gross profit	3,213,414	3,519,362	3,800,867	(305,948)	(8.69)%	(281,505)	(7.41)%
Gross margin	13.09%	13.01%	14.81%

Ad-Supported Segment
Revenue	9,900,071	12,057,903	9,840,247	(2,157,832)	(17.90)%	2,217,656	22.54%
Cost of revenue	(3,855,840)	(8,655,196)	(4,599,359)	4,799,356	(55.45)%	(4,055,837)	88.18%
Gross profit	6,044,231	3,402,707	5,240,888	2,641,524	77.63%	(1,838,181)	(35.07)%
Gross margin	61.05%	28.22%	53.26%

Live events Segment
Revenue	6,922,719	9,362,794	-	(2,440,075)	(26.06)%	9,362,794	-%
Cost of revenue	(5,888,466)	(6,933,370)	-	1,044,904	(15.07)%	(6,933,370)	-%
Gross profit	1,034,253	2,429,424	-	(1,395,171)	(57.43)%	2,429,424	-%
Gross margin	14.94%	25.95%	-%

Consolidated
Revenue	41,380,440	48,482,015	35,504,392	(7,101,575)	(14.65)%	12,977,623	36.55%
Cost of revenue	(31,088,542)	(39,130,522)	(26,462,637)	8,041,980	(20.55)%	(12,667,885)	47.87%
Gross profit	10,291,898	9,351,493	9,041,755	940,405	10.06%	309,738	3.43%
Gross margin	24.87%	19.29%	25.47%

For the year ended December 31, 2023, compared to 2022, the total gross margin has increased from 19.3% to 24.9%, reflecting a significant improvement despite the severe impact of Q4 2023 on the entire business, particularly on advertising and live events.

The Premium Segment experienced only a slight improvement in gross margin despite optimizing the cost of revenue. This mainly due to the significant currency devaluation in Egypt, directly affecting revenue. Typically, subscription payments are made in local currency, while the majority of our cost of sales is incurred in US Dollars. Therefore, a local currency devaluation can significantly impact our margins.

The Ad-Supported Segment experienced substantial growth in gross margin, driven by the rapid expansion of the ‘Anghami Studios’ arm, which offers Branded Content services to key corporate and governmental clients. Despite strong international competition, we maintain our differentiation in this segment by providing customized and localized solutions, leveraging our robust local presence in the MENA region and our deep ties with local artists.

The Live Events segment faced significant challenges, especially due to the ongoing Gaza conflict that commenced in Q4 2023. As previously noted, the events in Gaza resulted in a virtual halt of concerts and live performance during the fourth quarter, typically the strongest period for this segment. This not only negatively affected revenue but also impacted margins due to fixed costs that persisted, such as the expenses associated with operating the venue for Anghami Lab.

Advertising and marketing expenses

	Year Ended December 31,			Change from		Change from
	2023	2022	2021	2022 to 2023		2021 to 2022
	USD	USD	USD	USD	%	USD	%
Advertising expenses	2,386,088	2,435,769	3,105,512	(49,681)	(2.04)%	(669,743)	(21.57)%
Marketing and branding expenses	5,983,651	9,133,617	4,908,421	(3,149,966)	(34.49)%	4,225,196	86.08%
TOTAL	8,369,739	11,569,386	8,013,933	(3,199,647)	(27.66)%	3,555,453	44.37%

Advertising expenses

For the year ending December 31, 2023, advertising expenses experienced a slight decrease of 2%. This reduction is primarily attributed to the enhanced terms negotiated with our exclusive third-party agency partner. Through renegotiating a more advantageous revenue share rate, we achieved greater efficiency in our advertising expenditures.

Marketing and branding expenses

This mainly relates to the marketing and branding expenses to grow our brand. In the year ended December 31, 2023, we achieved significant efficiencies in marketing and branding while continuing to grow our Premium Subscribers. Marketing and branding expenses consist of various components, including digital marketing, offline brand-related marketing, and the marketing-related portion of the Amr Diab exclusivity deal. Specifically, within digital marketing, we achieved cost savings of approximately 50% compared to the previous year, underscoring the improvements resulting from optimization efforts in that department.

General and administrative expenses

	Year Ended December 31,			Change from		Change from
	2023	2022	2021	2022 to 2023		2021 to 2022
	USD	USD	USD	USD	%	USD	%
Salaries and other related benefits	11,082,572	12,954,848	7,655,816	(1,872,276)	(14.45)%	5,299,032	69.22%
Employees’ share-based compensation	359,365	564,741	801,450	(205,376)	(36.37)%	(236,709)	(29.54)%
Rent and related charges	670,557	514,643	474,865	155,914	30.30%	39,778	8.38%
Travel expenses	248,740	327,808	416,435	(79,068)	(24.12)%	(88,627)	(21.28)%
Utilities	92,766	299,697	202,052	(206,931)	(69.05)%	97,645	48.33%
Insurance expense	1,047,939	564,617	218,801	483,322	85.60%	345,816	158.05%
Expected Credit Losses	-	716,291	235,164	(716,291)	(100.00)%	481,127	204.59%
Write off receivables	18,151	45,679	160,715	(27,528)	(60.26)%	(115,036)	(71.58)%
Depreciation of property and equipment	486,771	204,002	155,742	282,769	138.61%	48,260	30.99%
Amortization of intangibles assets	32,793	3,437	-	29,356	854.09%	3,437	-%
Depreciation of rights-of-use assets	154,247	121,020	84,884	33,227	27.46%	36,136	42.57%
Provision for employee’s end of service benefit	431,439	643,904	43,477	(212,465)	(33.00)%	600,427	1381.02%
License fees	84,386	48,362	139,588	36,024	74.49%	(91,226)	(65.35)%
Taxes	-	-	157,826	-	-%	(157,826)	(100.00)%
Settlment fees	2,000,000	-	-	2,000,000	-%	-	-%
Other expenses	370,525	356,264	270,950	14,261	4.00%	85,314	31.49%
TOTAL	17,080,251	17,365,313	11,017,765	(285,062)	(1.64)%	6,347,548	57.61%

General and administrative expenses for the year ended December 31, 2023, decreased by approximately 2%. This is despite the non-recurring settlement fees of $2 million, which means that excluding the impact of this non-recurring expense, the improvement would have been a significant 13%. This improvement is largely due to cost savings realized from the reduction in our staff in pursuit of optimizing our operational structure and bolstering financial sustainability.

Finance costs

	Year Ended December 31,			Change from		Change from
	2023	2022	2021	2022 to 2023		2021 to 2022
	USD	USD	USD	USD	%	USD	%
Interest on lease liabilities	40,070	58,610	57,779	(18,540)	(31.63)%	831	1.44%
Fair value movements on convertible notes	-	-	453,331	-	-%	(453,331)	(100.00)%
Interest on convertible loans	137,500	322,748	1,836,468	(185,248)	(57.40)%	(1,513,720)	(82.43)%
Interest on working capital loans	-	88,757	221,372	(88,757)	(100.00)%	(132,615)	(59.91)%
Bank interest and other charges	90,947	82,636	110,813	8,311	10.06%	(28,177)	(25.43)%
TOTAL	268,517	552,751	2,679,763	(284,234)	(51.42)%	(2,127,012)	(79.37)%

Interest on lease liabilities

Interest on lease liabilities calculated using the effective interest rate method and reflects the unwinding of the discount applied to the lease liability over time.

Interest on convertible loans

Interest on the SRMG convertible note. On August 21, 2023, we announced the sale of convertible notes in the aggregate principal amount of $5,000,000 pursuant to a Convertible Note Purchase Agreement, dated August 16, 2023, to SRMG Ventures (“SRMG”), the corporate venture capital arm of Saudi Research and Media Group, a leading Saudi-based integrated media group with a regional presence and listed on the Saudi Arabian exchange Tadawul (with ticker: 4210). On November 21, 2023, SRMG exercised its option to convert its outstanding principal and interest under the convertible note. The $137,500 expense for interest on convertible loans represents the interest accrued over the three-month period from the sale of the convertible note until conversion.

Bank interest and other charges

Pertains mainly to charges levied by the bank for various services, such as account maintenance, transaction processing, and other banking services.

Non-IFRS Financial Measures

This annual report includes certain non-IFRS financial measures, such as Adjusted EBITDA. We present Adjusted EBITDA, a non-IFRS performance measure, to supplement the financial results presented in accordance with IFRS. Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and certain adjustments for one-off and exceptional items. We believe Adjusted EBITDA is useful to investors for evaluating the operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Adjusted EBITDA is susceptible to varying calculations and may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure. You should not consider Adjusted EBITDA in isolation, or as a substitute for an analysis of our results as reported on our consolidated financial statements appearing elsewhere in this annual report.

Adjusted EBITDA

	Year Ended December 31,
	2023	2022	2021	Change from 2022 to 2023		Change from 2021 to 2022
	USD	USD	USD	USD	%	USD	%
Adjusted EBITDA	(11,310,636)	(13,423,736)	(11,989,176)	2,113,100	(15.74)%	(1,434,560)	11.97%
As a percentage of revenue	(27.33)%	(27.69)%	(33.77)%

For the year ended December 31, 2023, compared to 2022, Adjusted EBITDA improved by $2.1 million despite the economic downturn in Egypt and Lebanon, two of our core markets. This improvement is attributed to various revenue and cost optimization efforts, aligning with our strategy to prioritize profitability. For a discussion of the limitations associated with using Adjusted EBITDA rather than IFRS measures and a reconciliation of Adjusted EBITDA to net loss, see discussion below under the heading “Non-IFRS Financial Measures” and the section entitled “Selected Historical Financial Data of Anghami.”

The following table presents a reconciliation of Adjusted EBITDA to the net loss for the periods indicated:

	Year Ended December 31,
	2023	2022	2021	Change from 2022 to 2023		Change from 2021 to 2022
	USD	USD	USD	USD	%	USD	%
Net loss	(15,665,634)	(61,221,032)	(18,050,307)	45,555,398	(74.41)%	(43,170,725)	239.17%

Taxes	654,991	892,937	340,003	(237,946)	(26.65)%	552,934	162.63%
Finance cost	268,517	552,751	2,679,763	(284,234)	(51.42)%	(2,127,012)	(79.37)%
Foreign exchange (gain)/loss, net	2,656,846	3,129,330	1,558,780	(472,484)	(15.10)%	1,570,550	100.76%
Finance income	18,959	(15,036)	(145,107)	33,995	(226.09)%	130,071	(89.64)%
Other income	(3,242,597)	(2,825,374)	(41,419)	(417,223)	14.77%	(2,783,955)	6721.44%
Depreciation and amortization	3,063,693	3,673,765	867,661	(610,072)	(16.61)%	2,806,104	323.41%
Share based payments	359,365	564,741	801,450	(205,376)	(36.37)%	(236,709)	(29.54)%
Recapitalization expenses	-	48,521,756	-	(48,521,756)	(100.00)%	48,521,756	-%
Fair Value change of warrants liabilities	575,224	(6,697,574)	-	7,272,798	(108.59)%	(6,697,574)	-%
Adjusted EBITDA	(11,310,636)	(13,423,736)	(11,989,176)	2,113,100	(15.74)%	(1,434,560)	11.97%

B. Liquidity and Capital Resources

For the year ended December 31, 2023 we recorded net loss of $15.2 million and cash and cash equivalents of $6.2, this is a major improvement on the previous years, however we will continue to cash resources to, among other things, fund our working capital requirements and expand our business.

On November 21, 2023, we entered into a transaction agreement with OrionPlus2 (“OSN”), an affiliate of Panther Media Group Limited, the operator of the digital streaming service known as “OSN+”, pursuant to which OSN agreed to subscribe for a majority stake via a private placement, and to assign contracts that are exclusively related to the OSN+ platform and enter into other agreements relating to the transfer and combination of the OSN+ platform with the business of Anghami Inc. On April 1, 2024, we announced the closing of the transaction after receiving all regulatory approvals.

In accordance with the terms of the transaction agreement, at closing, OSN subscribed for 36,985,507 ordinary shares, par value $0.0001 per share of the Company, in a private placement, for a total consideration of $38,000,000. The number of ordinary shares subscribed for by OSN represents approximately 55% of the Company’s outstanding Ordinary Shares on a fully diluted basis (but excluding any warrants with an exercise price greater than or equal to $10) as of the closing date.

Furthermore, pursuant to the transaction agreement with OSN, the Company issued 13,426,246 warrants to OSN, for a total consideration amount of $1,025,765, whereby each warrant entitles OSN to purchase one share of Ordinary Shares for $11.50 per share (the “OSN Warrants”) on substantially similar terms to the Company’s outstanding public warrants.

The OSN+ transaction not only bolsters our liquidity through the cash injection of $38,000,000 million in Anghami, but also grants us access to a premium video streaming customer base and opens up the way for new revenue streams.

Cash Flow

The following table summarizes our cash flows for each of the periods presented:

	Year Ended December 31,
	2023	2022	2021	Change from 2022 to 2023		Change from 2021 to 2022
	USD	USD	USD	USD	%	USD	%
Cash from operating activities	(3,809,303)	84,663	(16,224,458)	(3,893,966)	(4599.37)%	16,309,121	(100.52)%
Cash from investing activities	(1,310,678)	(12,577,132)	(1,485,129)	11,266,454	(89.58)%	(11,092,003)	746.87%
Cash from financing activities	8,238,335	14,973,260	12,733,816	(6,734,925)	(44.98)%	2,239,444	17.59%
Net change in cash and cash equivalents	3,118,354	2,480,791	(4,975,771)	637,563	25.70%	7,456,562	(149.86)%
Cash and cash equivalent	6,231,685	3,113,331	5,608,311	(6,097,362)	(195.85)%	9,696,006	172.89%
Free cash flow	(5,119,981)	(12,492,469)	(17,709,587)	(6,097,362)	48.81%	9,696,006	(54.75)%

Operating Activities

During the year ended December 31, 2023, cash flows from operating activities were negative at $3.8 million, primarily as we continue to record a net income loss. We continue to optimize our working capital through the various initiatives mentioned previously, however, with loss of several revenue opportunities in Q4 2023 due to the conflict in Gaza and due to the currency devaluation in Egypt.

Investing Activities

The 2023 cash outflows from investing activities returned to normal levels compared to 2022. In 2022, the significant increase was due to the one-off capital expenditure investment in fit-out costs for setting up and launching Anghami Lab.

Financing Activities

In the year ended December 31, 2023 net cash inflows from financing activities mainly comprised the $5.0 million of financing raised through the SRMG convertible note and approximately $3.5 million of government grants received through the ADIO incentive program.

Free Cash Flow

Free cash flow represents the total sum of operating and investing cash flow. In 2023, Free cash flow was negative $5.1 million, an improvement from previous year’s negative $12.5 million. This improvement is a direct outcome of the optimization efforts discussed in the preceding sections, aimed at reducing our cash burn and prioritizing profitability. Despite the challenges encountered throughout 2023, these initiatives yielded positive results.

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

Contractual Obligations and Commitments

Anghami is subject to the following minimum guarantee amounts relating to investments in joint ventures and the content on its service and publishing rights, the majority of which relate to initial investments and minimum royalty payments associated with its license agreements for the use of licensed content and publishing royalties, as at December 31:

	Year Ended December 31,
	2023	2022	2021
	USD	USD	USD
Less than one year	646,048	4,194,264	5,149,957
Later than one year but not more than 5 years	-	1,250,000	1,965,594

In addition to the minimum guarantees listed above, Anghami is subject to various service agreements including a service agreement with Amazon for the use of Amazon servers and cloud.

D. Trend Information

Seasonality in Our Business

Our business exhibits significant seasonality. Historically our fourth quarter is our strongest quarter, driven by large advertising spending from our advertisers during the holiday season, However, in 2023, the fourth quarter was notably affected by events in Gaza, leading to adverse impacts across all three segments of our business from a financial performance standpoint.

In addition, we face seasonal fluctuations during Ramadan, the Muslim holy month. Ramadan started in March in 2023 but is a floating holiday and shifts by approximately 10 days each year. During Ramadan, our user activities and revenues from advertisement and subscriptions drop significantly due to general reductions in people’s daily leisure activities. To reduce the impact of Ramadan’s seasonality on our user engagement and revenues, since 2017 we launched a special Ramadan subscription that offers Ramadan-related content to offset the negative impact on our user engagement.

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

Market Trends and Future Outlook

Premium subscription growth strategy

Driving growth through our core Premium subscription offering remains our primary focus. With our customer acquisition spend now better optimized, we intend to increase investments in digital marketing channels that have consistently demonstrated the highest ROI. Additionally, we will persist in refining our offers throughout the year and enhancing conversion rates by gaining a deeper understanding of our user lifecycle. Moreover, we are committed to further enhancing our product from a technological standpoint to ensure the continuous delivery of unique, localized, and differentiated experiences for our customers.

Revenue from advertisement

Our aim is to continue to grow revenues, via five key strategies:

1.	Growing the core media advertising business on the Anghami platform

2.	Continuing to offer customized, tech solutions for partners on Anghami platform

3.	Ramping up our Anghami Studios Branded Content division

4.	Amr Diab concerts Sponsorships

5.	Introducing an Ad Tier on OSN+

On media advertising, we maintain a healthy 55%-60% of advertisement revenues derived from advertising on our platform, mainly audio-based ads. As we invest more in marketing and growth efforts for the user base, we will naturally create more inventory for advertisers to tap into. The demand is currently there, so any increase in users will naturally bring more revenue.

On Ad tech, 2023 saw the formation of a unit called Anghami Disco, which offers product knowledge and expertise to brands, to create new customizable features, unique to each brand. The reason we continue to go down this route is our local edge, and product flexibility allows us to present ourselves as a tech partner, rather than only an ad business. We want to offer unique experiences.

On Anghami Studios, since its inception, our Branded Content unit, producing mainly songs for brands has created significant revenues and profits. One new product within this unit giving us success is the advent of Anghami Programs. An initiative whereby we lend our music expertise to governments in KSA, to create talent shows and music programs to train the youth, give a platform and help the kingdom with its mission. We expect continued growth in this segment.

Additionally, our exclusive agreement with Amr Diab, includes concerts brought to you by Anghami Spotlight, our concert/offline arm that brings additional brand sponsorship opportunities.

Lastly, the OSN+ acquisition will mean building the Ad-supported VOD tier that will bring revenues toward the end of the year.

This strategy, combined with an ambitious plan from our exclusive re-seller, DMS, who continues to invest resources into Anghami, in both staff and in-market events should pave the way for continued commercial upside within our advertisement business.

Live events

The strategic addition of live events in 2022 through Anghami Spotlight and Anghami Lab has not only diversified our revenue streams but also opened up new channels for earned marketing. Live events and performances hosted via Anghami Spotlight and Anghami Lab enable artists to connect more closely with their target audiences while amplifying their content on the Anghami platform, leading to increased user engagement. Our flagship exclusivity deal with Amr Diab has been extended to include four live concerts in key cities across the MENA region, during which the artist will promote his latest album alongside his most beloved hits.

As previously mentioned, 2023 saw significant adverse impacts from the ongoing conflict in Gaza, with live events gradually resuming only in Q1 2024. We anticipate a positive rebound in 2024, as we plan to organize multiple large-scale events, including concerts featuring Amr Diab.

OSN+ transaction and expansion into video streaming

In the preceding section, it was noted that we’ve entered a transaction agreement with OSN. This deal combines Anghami’s and OSN+’s streaming capabilities to create the first regional platform offering both video and music content. The transaction will unite over 120 million registered users, along with 2.5+ million subscribers (across the combined platform) at the time of closing.

The transaction presents unique opportunities by combining Anghami’s advanced streaming platform and large active user base with OSN+’s premium content library and high ARPU subscribers, leveraging the strengths of both businesses to provide a seamless and enriching digital streaming user experience, a first of its kind in the region.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As of April 1, 2024 (upon the closing of the OSN transaction), our directors and senior management are as follows:

Name	Age	Position
Sheikha Adana Naser Sabah Al Sabah	53	Chair of the board of directors
Elias Habib	51	Chief Executive Officer, Director
Laura Herbin	43	Chief Financial Officer
Edgard Maroun	49	Director
Meshal Ali	59	Director
Michael Johnson	65	Director
Joseph El Kawkabani	46	Director
Kaswara Saria Alkhatib	55	Director

Sheikha Adana Naser Sabah Al Sabah has served as a Director since 1 April 2024. Sheikha Adana is Group Chief Executive Officer of the Kuwait Projects Company (KIPCO) since January 2022, and has served on KIPCO’s board of directors since December 2020. Sheikha Adana is also the founder and chair of the Board of Trustees of the American University of Kuwait; chair of the United Education Company; and chair of Jordan Kuwait Bank. Sheikha Adana’s other principal directorships include KAMCO Investment Company and Gulf Insurance Group. Between October 2015 and August 2020, Sheikha Adana was the Chief Executive Officer of the Al Futtooh Holding Company.

Sheikha Adana holds a bachelor’s degree in English literature from the College of Arts, Kuwait University, and was awarded a Doctorate of Humane Letters from Dartmouth College, USA, studying at Indiana University, Bloomington, USA. Sheikha Adana was appointed to the Company’s board of directors as one of OSN Streaming Ltd.’s nominees pursuant to the terms of the Registration Rights Agreement, by and between the Company and OSN Streaming Limited, dated April 1, 2024 (the “Registration Rights Agreement”).

We believe Sheikha Adana to be well qualified to serve on our board of directors due to her extensive knowledge and experience of the region, and of the broadcasting and entertainment industries.

Elias Habib serves as our Chief Executive Officer. Mr. Habib is Anghami’s co-founder and has served as Anghami’s Chief Technology Officer and, previously, as the chairman of its Board of Directors up until the closing of the OSN transaction. Prior to founding Anghami, Mr. Habib was the co-founder and Chief Technology Officer of PowerMeMobile, since 2003. Previously, Mr. Habib served as IT Manager at Naharnet, and developed an online e-commerce store for Getforless. Mr. Habib received a bachelor’s degree in Computer Science and a master’s degree in Software Engineering from the Lebanese American University in Lebanon.

Laura Herbin serves as our Chief Financial Officer. Ms. Herbin is also the Chief Financial Officer of OSN, having fulfilled several other senior roles within the OSN group over the past 7 years. Prior to joining the OSN group, Ms Herbin spent 13 years with PwC in various roles across Europe, the United States, the Middle East, and the Far East.

Ms. Herbin is a certified Management Accountant (CMA), and holds a Master’s degree in Finance from Audencia Business School, Nantes; a Master’s degree in Science from The Ohio State University (Fisher College of Business); and a Bachelor of Economics (honours) degree from the Catholic University of Lille.

Edgard Maroun is Anghami’s co-founder and has served as a member of Anghami’s Board of Directors since 2012 and as Chief Executive Officer up until the closing of the OSN transaction. Mr. Maroun handles the business development and strategic partnerships among music labels, telecommunication companies, advertisers and the media. Prior to founding Anghami, Mr. Maroun was VAS Manager at PowerMeMobile, a company that engineered SMS gateways for mobile operators from 2001 to 2012. Mr. Maroun received a bachelor’s degree in law and a master’s degree in private law from the University of La Sagesse in Lebanon, a master’s degree in business administration in international business from Bordeaux Business School (Kedge) and a master’s degree in business administration from Notre Dame University, Lebanon.

Meshal Ali has served as a Director since 1 April 2024. Mr. Ali is currently the Chair of AlRayan Holding Company; Vice Chair of United Education Company; and President and CEO of the National Offset Company, Kuwait and the National Offset Computer Company, Kuwait. Mr. Ali also serves as a board member of Panther Media Group Limited.

Mr. Ali holds a Bachelor of Business Administration degree from the University of Arkansas, USA. Mr. Ali was appointed to the Company’s board of directors as one of OSN Streaming Ltd.’s nominees pursuant to the terms of the Registration Rights Agreement.

We believe Mr. Ali is well qualified to serve on our board of directors due to his extensive knowledge and experience of the region.

Joseph El Kawkabani has served as a Director since 1 April 2024. Mr. Kawkabani is the Chief Executive Officer at OSN group, one of the region’s largest media and entertainment companies. Based in Dubai and serving the Middle East and North Africa region, Mr. Kawkabani joined OSN Group in April 2022 to lead the company’s transformation and growth strategy. Mr. Kawkabani is an industry veteran, with more than 20 years of experience in structuring and managing investments and companies. Before joining the OSN group, Mr. Kawkabani’s tenure as Group Chief Investment Officer at Kuwait Projects Company (KIPCO) saw him spearhead the company’s overall value creation and transformation programs, setting and executing its investment strategy. Earlier in his career, Mr. Kawkabani held the position of Chief Investment Officer - MENA equities at Franklin Templeton, a global leader in asset management. He was also the co-founder and Managing Director at Algebra Capital. Mr. Kawkabani holds a bachelor’s degree in Business Administration from Saint Joseph University in Beirut. Mr. Kawkabani was appointed to the Company’s board of directors as one of OSN Streaming Ltd.’s nominees pursuant to the terms of the Registration Rights Agreement.

We believe Mr. Kawkabani to be well qualified to serve on our board of directors due to his extensive knowledge and experience of the region, and of the broadcasting and entertainment industries.

Michael Johnson has served as a Director since 1 April 2024. Mr. Johnson is a Certified Management Accountant (CMA) (and a Certified Internal Auditor (CIA). He is also a fellow of the Institute of Directors (UK) and a senior accredited director of the Institute of Directors (Singapore). Mr. Johnson has served as a member of the board of directors on a number of private company boards. His other current primary directorships include Panther Media Group Limited (a UAE-DIFC registered company operating the OSN satellite television network); MIG Holding Ltd (a UAE-DlFC registered pan-regional insurance company and broker); Preminen MENA Price Comparison W.L.L (an e-commerce start-up JV, with a FTSE 100 partner); and Ace Gallagher W.L.L (a JV regional brokerage company, with NYSE listed Arthur J. Gallagher & Co Insurance). Mr. Johnson holds a Master of Laws degree in International Business Law from the University of Liverpool, UK, a Bachelor of Law (first class honours) degree from the Open University, UK; an MBA in Finance and International Business from Wayne State University, Detroit; and a Bachelor of Science degree in Accounting from Wayne State University, Detroit, USA. Mr. Johnson was appointed to the Company’s board of directors as one of OSN Streaming Ltd.’s nominees pursuant to the terms of the Registration Rights Agreement.

We believe Mr. Johnson to be well qualified to serve on our board of directors and on the BAC due to his extensive financial and regional knowledge, and his experience in the broadcasting and entertainment industries.

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

Changes in Officers and Board of Directors

Pursuant to the closing of the OSN transaction on April 1, 2024, Fawad Tariq Khan, Abhayanand Singh, Jana Yamani, and Walid Hanna resigned from the board of directors of the Company. Pursuant to the terms of the registration rights agreement entered into with OSN, Meshal Ali was appointed as a Class II director, Michael Johnson was appointed as a Class I director, Joseph El Kawkabani was appointed as a Class I director, and Sheikha Adana Naser Sabah Al Sabah was appointed as a Class II director and the Chair of the board of directors. The continuing directors are Kaswara Saria Alkhatib who serves as a Class II director, but plans to resign following the filing of the Form 20-F for the fiscal year 2023; Elias Habib who serves as a Class III director and Edgard Maroun who serves as a Class III director.

In addition, in connection with the closing of the transaction, Elias Habib was appointed Chief Executive Officer and Laura Herbin was appointed Chief Financial Officer.

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

B. Compensation

Anghami Executive Compensation

For the year ended December 31, 2023, Anghami’s executive officers received total compensation of approximately $1,527,335. The total compensation paid to Anghami’s executive officers consists of base salary, and the value of stock options granted in 2023. Anghami’s executive officers are also entitled to and earn sales commission as well as certain statutory medical insurance and allowances, to the extent applicable.

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

As of December 31, 2023, and up until the closing of the OSN transaction on April 1, 2024, our directors were as follows:

Class I directors: Walid Samir Hanna and Fawad Tariq Khan.

Class II directors: Kaswara Saria Alkhatib and Abhayanand Singh.

Class III directors: Elias Habib, Edgard Maroun and Jana Yamani.

Upon the closing of the OSN transaction on April 1, 2024, our directors were:

Class I directors: Michael Johnson and Joseph El Kawkabani.

Class II directors: Sheikha Adana Naser Sabah Al Sabah (also appointed as Chair of the board of directors), Meshal Ali and Kaswara Saria Alkhatib.

Class III directors: Elias Habib and Edgard Maroun.

Independence of our Board of Directors

Prior to the closing of the OSN transaction a majority of our board consisted of independent directors. After the closing of the OSN transaction, we are a controlled company and a foreign private issuer are not required to have a majority independent board of directors.

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

Our audit committee consists of Kaswara Saria Alkhatib. Our audit committee member satisfies the independence requirements set forth under NASDAQ Stock Market Rule 5605(a)(2) and in Rule 10A-3 under the Exchange Act. In addition, the audit committee member meets the requirements for financial literacy under applicable SEC and Nasdaq rules. At this time, the company does not have an “audit committee financial expert,” as defined in Item 16A of Form 20-F, serving on its audit committee. As described in Item 16G, we have relied on and intend to continue to rely on home country practice with respect to the composition of our Audit Committee, which home country practices do not require an audit committee financial expert. In connection with the closing of the pending transaction with OSN, the board of directors of the Company will be reconstituted and the audit committee will also be reconstituted. As a result, we believe that it is not feasible to recruit a director to serve as the audit committee financial expert for the period covered by the report.

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

As of December 31, 2023, and up until the closing of the OSN transaction on April 1, 2024, our compensation committee consisted of Jana Yamani.

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

As of December 31, 2023, and up until the closing of the OSN transaction on April 1, 2024, our nominating committee consisted of Fawad Tariq Khan and Abhayanand Singh, with Fawad Tariq Khan serving as the chair of the committee.

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

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table shows the beneficial ownership of common shares and ordinary shares as of April 1, 2024 (upon the closing of the OSN transaction) by:

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

	Number	% of Class
Executive Officers and Directors(1):
Edgard Maroun	2,486,052	3.7%
Elias Habib	2,486,052	3.7%
Laura Herbin	—	*
Sheikha Adana Naser Sabah Al Sabah	—	*
Joseph El Kawkabani	—	*
Michael Johnson	—	*
Meshal Ali	—	*
Kaswara Saria Alkhatib	17,000	*
All directors and executive officers as a group	4,989,104	7.5%
Five Percent or More Holders:
OSN Streaming Ltd (2)	36,985,507	55.5%
MBC Ventures Limited (3)	4,074,533	6.1%

To our knowledge, except as noted above, no person or entity is the beneficial owner of more than 5% of the voting power of the Company’s stock.

*	Less Than 1%

(1)	Unless otherwise noted, the address of each director and executive officer of the Company is c/o Anghami Inc., 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

(2)	The address of OSN Streaming Ltd is OSN Building, Dubai Media City, Dubai, United Arab Emirates. Panther Media Holding Limited is the sole shareholder of OSN Streaming Ltd. Panther Media Group Limited is the sole shareholder of Panther Media Holding Limited. Kuwait Projects Company (Holding) K.S.C.P, a Kuwaiti shareholding company public, incorporated under the laws of Kuwait (“KIPCO”), the controlling shareholder of Panther Media Group Limited. Based on information reported on Schedule 13D filed OSN Streaming Ltd with the SEC on April 8, 2024.

(3)	The address of MBC Ventures Limited is Craigmuir Chambers, Road Town, Tortola VG1110, British Virgin Islands. Sheikh Walid Al Brahim is the sole shareholder of MBC Ventures Limited. Based on information reported on Schedule 13G filed by MBC Ventures Limited with the SEC on February 20, 2024.

B. Related Party Transactions

Related Party Loans

SRMG Convertible note

On August 21, 2023, we announced the sale of convertible notes in the aggregate principal amount of $5,000,000 pursuant to a Convertible Note Purchase Agreement, dated August 16, 2023, to SRMG Ventures (“SRMG”), the corporate venture capital arm of Saudi Research and Media Group, a leading Saudi-based integrated media group with a regional presence and listed on the Saudi Arabian exchange Tadawul (with ticker: 4210).

On November 21, 2023, SRMG exercised its option to convert its outstanding principal and interest under the convertible note.

Commercial Arrangements

●	Anghami entered into an operator billing agreement, dated October 15, 2013, and as amended on October 25, 2015, with Emirates Integrated Telecommunications Company, PJSC (“Du”), a shareholder of Anghami, pursuant to which Anghami uses Du’s billing services platform. Du is entitled to receive 30% of the net revenue collected on behalf of Anghami, in accordance with the terms and conditions of the agreement. Pursuant to an amendment, Anghami has also agreed to provide Anghami Plus, its Premium service, to Du which Du will in turn provide to its own customers. Du will pay Anghami for every customer that activates the Premium service, in line with specific pricing terms provided in the amendment.

●	Anghami entered into a revenue sharing agreement, dated March 11, 2014, with Etihad Etisalat Company (“Mobily”), a shareholder of Anghami, pursuant to which Anghami will provide content services through Mobily’s platform systems. Based on the type of service, Mobily will be entitled to a certain percentage share of the revenue, ranging from 35%-70%. Pursuant to an amendment, Anghami revised some of its content services, including providing Anghami Plus, its Premium service to Mobily which Mobily can then offer to its customers.

Du and Mobily utilize their network to facilitate subscription payments for the Group’s users. Anghami paid Du and Mobily a combined $244,898 for payment processing for the year ended December 31, 2023.

Amounts due to Related Party

●	The current outstanding aggregate amount is $1,097,497 split into $606,816 due to Edgard Maroun (CEO and Director) and $490,681 due to Elias Habib (Chief Technology Officer and Chairman).

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

In December 2022, Reservoir Media Management Inc. and Pop Arabia FZLLC initiated legal action against Anghami, alleging the “unlicensed exploitation of musical and lyrical works” in reference to 12 songs in the UAE territory. At present, we do not have an estimation of what the potential liability may be, as they have not requested a specific monetary compensation and have only cited infringement of rights related to 12 songs, limited only to the territory of the United Arab Emirates. As such, we have not identified this as a material case. As of the date of the filing, the claim has been stayed until April 12, 2024 to allow the settlement discussions to continue.

Anghami filed an opposition claim of the published mark in the UAE Trademark Office Committee for the benefit of Vividville Inc. On September 21, 2020, the UAE Trademark Office Committee issued a decision rejecting our opposition. Anghami appealed the decision of the Ministry of Economy and filed a Grievance dismissal objection in October 2020. The appeal is currently pending. As such, we have not identified this as a material case.

Society of Authors, Composers and Music Publishers in Lebanon (SACEM) obtained before the execution department court in Beirut on June 7, 2023, a decision to provisionary seize the Company’s shares in Digimusic SAL Off-shore and the amount up to $100,000 and the expenses of $10,000 under MIC1 and MIC2 (the two Telcos in Lebanon) as third parties.

On 17 July 2023, Anghami received an arbitration claim from Alkonost Investment Ltd requesting the settlement of the deferred price in relation to the Murabaha Agreement signed between Anghami and Alkonost. Anghami has converted the Murabaha principal into shares in relation to the Murabaha Agreement upon IPO. The proceedings have been stayed until June 7, 2024 to allow the Parties to negotiate an amicable settlement.

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

As of December 31, 2023 there were no preference shares outstanding.

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

Information Reporting and Backup Withholding

Information reporting requirements may apply to dividends received by U.S. holders of ordinary shares, and the proceeds received on the disposition of ordinary shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24)% may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding. Any dividend payments with respect to our ordinary shares and proceeds from the sale, exchange, redemption or other disposition of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

J. Annual Report to Security Holders

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

Sensitivity analysis

A 5% strengthening/(weakening) of the following currency against USD currency at 31 December would have increased/(decreased) financial instruments by USD equivalent amounts shown below:

	Increase/decrease in USD rate to the	Effect on loss before tax
	Egyptian Pound	USD
2023	+/-5%	301,433
2022	+/-5%	76,352

Lebanon Operating Environment

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

	2023
	Rate as at December 31	Average rate for the period from January 1 to December 31
	LBP	LBP

US Dollar	85,500	72,437

The Sayrafa platform is not available for the purchase and sale of and “local” foreign currency bank accounts which are subject to unofficial capital controls.

The Sayrafa rates were introduced in Lebanon to suppress the black-market rates. Sayrafa platform was initially created in September 2021 for supporting corporate clients to pay for international shipments, expatriates’ salaries and tuition fees for Lebanese students studying abroad. The volume of transactions on the Sayrafa platform did not pick up until the end of December 2021, when Banque du Liban (‘started selling fresh dollars on the platform to the public. On December 16, 2021, the Banque du Liban (‘issued Basic Circular No 161 allowing the public to withdraw cash amounts from their LBP accounts at the Sayrafa rate within their cash withdrawal limit.

The application of Sayrafa has affected the group’s statement of profit and loss in the following manner:

	At official rate	At Sayrafa rate	Impact
Consultancy and professional fees	9,788	185	9,603
Finance costs	1,135,964	23,561	1,112,404
Foreign exchange loss, net	17,597,732	416,638	17,181,094
General and administrative expenses	5,860,314	105,832	5,754,482
Income tax expense	557,648	17,298	540,350
Other income	8,213	144	8,069
Revenue	(13,824,274)	(296,861)	(13,527,413)
Selling and marketing expenses	2,209	39	2,170

Foreign exchange loss, net

	Year Ended December 31,			Change from		Change from
	2023	2022	2021	2022 to 2023		2021 to 2022
	USD	USD	USD	USD %		USD %
Foreign exchange (gain)/loss, net	2,656,846	3,129,330	1,558,780	(472,484)	(15.1)%	1,570,550	100.8%

Foreign exchange loss has decreased by 15.1% during the year ended December 31, 2023 as compared to 2022. The primary reason behind the foreign exchanges losses remains the currency devaluation in Egypt and Lebanon.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Interim Vice President of Finance, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our management, with the participation of our Chief Executive Officer and Interim Vice President of Finance, have concluded that, due to the material weaknesses described below, as of December 31, 2023, our disclosure controls and procedures were not effective. We are in the process of undertaking certain remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Changes in Internal Control over Financial Reporting.”

B. Management’s Annual Report on Internal Control Over Financial Reporting

Management assessed the effectiveness of internal control over financial reporting as at December 31, 2023, based on the criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Based on the material weaknesses described below, our management, with the participation of our Chief Executive Officer and our Interim Vice President of Finance, have concluded that, as of December 31, 2023, our internal control over financial reporting was not effective.

In connection with the preparation of its financial statements as of and for the year ended December 31, 2023, Anghami and its independent registered public accounting firm identified material weaknesses in Anghami’s internal control over financial reporting related to

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

Below are the measures taken by Anghami during 2022 and 2023 as part of the remediation   plan:

●	Enhancing our ERP: In the fourth quarter of 2022, we requested from our current ERP administrator to make some enhancement to our billing procedures which eventually will lead to having a bridge between our billing and accounting systems which would automate the process

●	Hiring outside consultants: we hired consultants to help us valuate our warrants and ESOPs

●	In light of the transaction with OSN and its integration, the Company is actively considering the implementation of a new, advanced ERP system to effectively mitigate the material weaknesses that have been identified.

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

Except for the remediation efforts described above taken to address the material weaknesses, there were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Item 16A. Audit Committee Financial Expert

Our audit committee member satisfies the independence requirements set forth under NASDAQ Stock Market Rule 5605(a)(2) and in Rule 10A-3 under the Exchange Act. In addition, the audit committee member meets the requirements for financial literacy under applicable SEC and Nasdaq rules. At this time, the company does not have an “audit committee financial expert,” as defined in Item 16A of Form 20-F, serving on its audit committee. As described in Item 16G, we have relied on and intend to continue to rely on home country practice with respect to the composition of our Audit Committee, which home country practices do not require an audit committee financial expert. In connection with the closing of the transaction with OSN, the board of directors of the Company will be reconstituted and the audit committee will also be reconstituted. As a result, we believe that it is not feasible to recruit a director to serve as the audit committee financial expert for the period covered by the report.

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

Item 16C. Principal Accountant Fees and Services

Grant Thornton Audit and Accounting Limited (Dubai Branch) (“Grant Thornton”) were appointed as our principal accountants for the years ended December 31, 2023 and December 31, 2022.

The following table summarizes the charge for professional fees rendered in those periods:

	Year Ended December 31,
	2023	2022	2021
	USD	USD	USD
Audit fees	432,500	683,332	475,000
Audit-related fees	115,216		25,000
Tax fees	42,942	3,672	14,800
Total	590,659	687,004	514,800

“Audit fees” are the aggregate fees earned by the Grant Thornton principal accountant entities for the audit of 2022 and 2023 of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

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

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable

Item 16G. Corporate Governance

Foreign Private Issuer

Our ordinary shares are listed on the Nasdaq. For purposes of Nasdaq Rules, because we are a foreign private issuer, the Nasdaq Rules applicable to us are considerably different from those applied to U.S. companies. As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards applicable to companies that do not qualify as a foreign private issuer, and these practices may afford less protection to shareholders than shareholders would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

We have elected to follow home country practices permitted under Cayman Islands law in lieu of the requirements of (a) the Rule 5600 Series of the Nasdaq Rule (with the exception of those rules which are required to be followed pursuant to the provisions of Nasdaq Rules 5615(a)(3)); (b) Rule 5250(b)(3); and (c) Rule 5250(d). Accordingly, the we follow Cayman Islands home country practice in lieu of the following Nasdaq Rules, among others:

●	Nasdaq Rule 5605(b): Under this Nasdaq rule, a majority of the members of a company’s board of directors must qualify as independent directors, as defined under Nasdaq Rule 5605(a)(2), and the independent directors must have regularly scheduled meetings at which only independent directors are present. We instead follow Cayman Islands law, under which our board of directors need not include a majority of independent directors, nor do independent directors need to meet separately on a regular basis.

●	Nasdaq Rule 5605(c)(2): Under this Nasdaq rule, an audit committee of at least three members each of whom must be an independent director under Nasdaq Rules and otherwise satisfy the requirements under the Nasdaq Rules. As permitted by Cayman Islands law, our audit committee is composed of less than three directors. Each of the directors serving on the audit committee meets the criteria for independence referenced in Nasdaq Rule 5605(c)(2)(A)(ii) (the criteria set forth in Rule 10A-3(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”), subject to the exemptions provided in Rule 10A-3(c) under the Securities Act).

●	Nasdaq Rule 5605(d)(2): Under this Nasdaq rule, a company must appoint a compensation committee composed of at least two members, each of whom is an independent director under Nasdaq Rules, which shall, among other matters, determine, or recommend to the board of directors for determination, the compensation of the chief executive officer and all other executive officers (subject to limited exceptions). In keeping with Cayman Island law, our Compensation Committee is not, and need not be, composed entirely of independent directors.

●	Nasdaq Rule 5605(e)(1): Under this Nasdaq rule, a director nominees must either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors (subject to limited exceptions). As permitted under Cayman Island law, our Board of Directors as a whole makes nominations of directors.

●	Nasdaq Rule 5620: Under this Nasdaq rule, a company is required to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. We intend to follow Cayman home country practice and may not hold an annual meeting of shareholders on an annual basis.

●	Nasdaq Rule 5635: This Nasdaq rule requires a domestic United States company to obtain shareholder approval for certain dilutive events, such as, the establishment or amendment of certain equity based compensation plans and arrangements; an issuance that will result in a change of control of the company; and certain acquisitions of the stock or assets of another company. We instead follow Cayman Island law, under which shareholder approval is not required for any of the dilutive events described in Nasdaq Rule 5635.

In the future, we may rely on other exemptions permitted by Nasdaq Rule for foreign private issuers.

Controlled Company

Following the closing of the transaction with OSN Streaming Limited, we became a “controlled company” as defined under the Nasdaq rules because OSN Streaming Limited beneficially owns more than 50% of our total voting power. We also rely on exemptions afforded to controlled companies. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and currently rely, on certain exemptions from corporate governance rules, including: (a) an exemption from the rule that a majority of our board of directors must be independent directors; (b) an exemption from the rule that we have a compensation committee; and (c) an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

A majority of the members of our board of directors are not independent directors. Not all members of our compensation committee or nominating and corporate governance committee are independent directors.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

Not applicable.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

Anghami has implemented a comprehensive cybersecurity risk management program to protect the confidentiality, integrity and availability of our systems and data from cybersecurity threats. Our program utilizes various security tools, processes, and procedures to identify and mitigate cybersecurity risks, including:

●	an Information Security Policy that articulates our information security practices and procedures to maintain confidence in our business and to protect the confidentiality, integrity, and availability of the information we handle;

●	a dedicated Security team responsible for executing on relevant internal and external requirements and identifying appropriate technical and organizational measures to deliver information security in compliance with those requirements (in consultation with our Data Protection Officer who is responsible for advising on legal obligations with regard to personal data privacy);

●	a Security Risk & Control team, led by the VP DevOps, principally responsible for driving our cybersecurity risk assessment processes, including a formal information security risk assessment on an at least annual basis; our security controls framework and risk remediation and prioritizations; and risk awareness or education programs for employees relating to cybersecurity;

●	the use of both internal and external resources, such as assessors, consultants, and auditors, where appropriate, to assess, test, or otherwise assist with aspects of our security controls;

●	cybersecurity training of our incident response personnel and senior management;

●	a cybersecurity incident response plan that includes procedures for assessing, responding to, remediating, resolving, and conducting post-analysis of cybersecurity incidents;

●	a vendor assessment program designed to identify and mitigate cybersecurity risks associated with our use of third-party service providers; and

●	contractual obligations on third-party vendors to report security incidents, risk identification, or other security-related issues promptly to designated contact personnel at Anghami.

Cybersecurity Governance

Our VP DevOps leads the cybersecurity risk management program with a deep background in software engineering, platform development and security. Indeed, supported by the Information Security Officer, are responsible for the oversight of the Company’s cybersecurity strategy.

Furthermore, the IT Department collects key performance indicators (“KPIs”) which are reported to the Company’s CEO monthly.

These KPIs include the public attack surface score and the infrastructure vulnerability index. Anghami's executive management team is responsible for assessing and managing cybersecurity risk on a day-to-day basis.

Management receives regular reports on cybersecurity risks and performance from the security team, along with threat intelligence from government partners, information sharing forums, and third-party security vendors. This information is used to continually assess Anghami's cybersecurity risk profile and adjust the program as needed.

This includes implementing policies and procedures, deploying security technologies, conducting training and awareness, and responding to incidents.

The CEO provides reports to the Company’s Audit Committee, which ultimately oversees cybersecurity risks and initiatives, on at least a quarterly basis. These reports summarize any material cybersecurity incidents, updates on the Company’s cybersecurity strategy, and any recent actions taken.

Cybersecurity Threats

For the years ended December 31, 202 and 2023 and through the date of this annual report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition. However, we expect to continue to be a target and experience cyberattacks in the future.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements” of this Report.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.

ITEM 19. EXHIBITS

Exhibit no	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company. (incorporated by reference to Exhibit 1.1 to the Company’s Shell Company Report on Form 20-F filed with the SEC on February 9, 2022).
2.1*	Description of Securities of the Registrant (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on May 13, 2022).
2.2	Specimen Ordinary Share Certificate of the Company (incorporated by reference to Exhibit 4.7 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 3, 2021).
2.3	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 4.8 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 3, 2021).
2.4	Warrant Agreement, dated August 6, 2020, by and between VMAC and Continental Stock Transfer & Trust Company, as warrant agent. (incorporated by reference to Exhibit 2.4 to the Company’s Shell Company Report on Form 20-F filed with the SEC on February 9, 2022).
2.5	Assignment, Assumption and Amendment Agreement (Warrant Agreement), dated February 3, 2022, by and among VMAC, the Company and Continental Stock Transfer & Trust Company, as warrant agent
4.1†	Business Combination Agreement, dated as of March 3, 2021, by and among VMAC, Anghami, the Company, Anghami Vista 1 and Anghami Vista 2 (incorporated by reference to Exhibit 2.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 3, 2021).
4.2	Letter Agreement, dated August 6, 2020, by and among VMAC, Vistas Media Sponsor, LLC and each of the initial stockholders of VMAC (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.3	Private Placement Warrants Purchase Agreement, August 6, 2020, by and between VMAC and Vistas Media Sponsor, LLC (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.4	Private Placement Units Purchase Agreement, dated August 6, 2020, by and between VMAC and Vistas Media Sponsor, LLC (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.5	Private Placement Units Purchase Agreement, dated August 6, 2020, by and between VMAC and I-Bankers Securities, Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.6	Registration Rights Agreement, dated August 6, 2020, by and among VMAC, Vistas Media Sponsor, LLC and the other holders party thereto (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.7	Form of Subscription Agreement, by and among VMAC and the subscribers party thereto (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).

4.8	Form of Restrictive Covenant Agreement, by and between the Company and the shareholders party thereto (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.9	Form of Sponsor Letter Agreement, by and among VMAC, Vistas Media Sponsor, LLC, Anghami and the parties named thereto (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.11	Nominee Agreement dated October 13, 2021 by and between Anghami and Hossam Mohamed El Gamal (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 28, 2021).
4.14	Letter Agreement, dated December 5, 2021, by and among, the Company and SHUAA Capital psc. (incorporated by reference to Exhibit 10.15 to Amendment No. 4 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 10, 2021).
4.15^	Anghami Inc. Long Term Incentive Plan. (incorporated by reference to Exhibit 4.15 to the Company’s Shell Company Report on Form 20-F filed with the SEC on February 9, 2022).
4.16^	Form of Indemnification Agreement. (incorporated by reference to Exhibit 4.16 to the Company’s Shell Company Report on Form 20-F filed with the SEC on February 9, 2022).
4.17	Summary of Material Terms of the Convertible Note and Note Purchase Agreement; Description of Home Country Practices (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed with the SEC on August 21, 2023).
4.18	Transaction Agreement, dated November 21, 2023, by and between Anghami Inc. and OrionPlus2 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on November 24, 2023).
4.19	Warrant, dated April 1, 2024, by and between Anghami Inc. and OSN Streaming Limited (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed with the SEC on April 3, 2024).
4.20	Registration Rights Agreement, dated April 1, 2024, by and between OSN Streaming Limited and Anghami Inc. (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed with the SEC on April 3, 2024).
8.1*	List of subsidiaries of the Company
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certificate of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certificate of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*	Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.
†	Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.
^	Indicates management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Anghami Inc.

	By:	/s/ Elias Habib
Date: April 29, 2024	Name:	Elias Habib
	Title:	Chief Executive Officer

ANGHAMI INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(PCAOB ID 3211)

To the Board of Directors and Shareholders

Anghami, Inc.

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of Anghami Inc. (the “Parent Company”) and its subsidiaries (together the “Group”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards (“IFRS”), as issued by International Accounting Standards Board.

We also have audited the adjustments to the 2021 consolidated financial statements to retrospectively reflect the shares and basic and diluted net loss per share attributable to equity holders of Anghami Inc., prior to the Business Combination, as described in Note 1. The adjustments have been applied using the Exchange Ratio established in the Business Combination. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2021 consolidated financial statements of the Group other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on 2021 consolidated financial statements taken as a whole.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group incurred a loss of USD 15,665,634, USD 61,221,032 and USD 18,050,307 respectively; and as at December 31, 2023 and 2022 the Group has accumulated losses of USD 138,948,686 and USD 123,135,335 respectively; and negative working capital (i.e. excess of current liabilities over current assets) of USD 17,197,058 and USD 16,604,967 respectively. These conditions, along with other matters as set forth in Note 2, raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Basis for opinion (continued)

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grant Thornton Audit and Accounting Limited (Dubai Branch)

We have served as the Group’s auditor since 2022.

Dubai, United Arab Emirates

April 29, 2024

ANGHAMI INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

	Notes	2023	2022	2021
		USD	USD	USD

Revenue	4	41,380,440	48,482,015	35,504,392
Cost of revenue	6	(31,088,542)	(39,130,522)	(26,462,637)
Gross profit		10,291,898	9,351,493	9,041,755

Selling and marketing expenses	7	(8,369,739)	(11,569,386)	(8,013,933)
General and administrative expenses	8	(17,080,251)	(17,365,313)	(11,017,765)
Consultancy and professional fees	11	(1,725,675)	(2,114,707)	(6,120,494)
Government grants	12	2,325,960	4,318,726	2,546,360
Operating loss		(14,557,807)	(17,379,187)	(13,564,077)

Finance costs	9	(268,517)	(552,751)	(2,679,763)
Finance income		18,959	15,036	145,107
Share of loss of a joint venture	17	(213,805)	(283,055)	(94,210)
Fair value change of warrants liabilities	26	(575,224)	6,697,574	-
Recapitalization expense	31	-	(48,521,756)	-
Foreign exchange loss, net		(2,656,846)	(3,129,330)	(1,558,780)
Other income	10	3,242,597	2,825,374	41,419
Loss before tax		(15,010,643)	(60,328,095)	(17,710,304)

Income tax expense	13	(654,991)	(892,937)	(340,003)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(15,665,634)	(61,221,032)	(18,050,307)

Attributable to:
Equity holders of the Parent		(15,813,351)	(61,019,350)	(17,786,681)
Non-controlling interests		147,717	(201,682)	(263,626)
		(15,665,634)	(61,221,032)	(18,050,307)

Basic and diluted loss per share attributable to equity holders of the Parent	30	(0.60)	(2.35)	(1.03)

The attached notes 1 to 33 form part of these consolidated financial statements.

ANGHAMI INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	December 31, 2023	December 31, 2022
		USD	USD
ASSETS
Non-current assets
Property and equipment	14	1,812,738	2,200,975
Intangible assets	15	1,184,773	7,603,155
Goodwill	22	600,000	600,000
Investment in a joint venture	17	619,690	833,495
Right-of-use assets	21	142,291	296,538
Deferred tax assets	13	1,384	1,384
		4,360,876	11,535,547

Current assets
Trade and other receivables	16	6,289,768	10,321,833
Accrued government grants	12	822,073	2,055,978
Contract assets	4	1,406,015	2,365,013
Amount due from related parties	25	346,961	239,262
Cash and bank balances	18	6,239,080	3,117,087
		15,103,897	18,099,173

TOTAL ASSETS		19,464,773	29,634,720

EQUITY AND LIABILITIES
Equity
Share capital	19	2,971	2,601
Share premium	19	125,606,786	116,505,240
Share-based payment reserves	20	415,573	1,512,490
Accumulated losses		(138,948,686)	(123,135,335)
Deficit attributed to equity holders of the Parent		(12,923,356)	(5,115,004)
Non-controlling interests		(1,174,911)	(1,322,628)
Total Deficit		(14,098,267)	(6,437,632)

Non-current liabilities
Provision for employees’ end-of-service benefits	23	831,277	700,953
Lease liabilities	21	58,437	168,799
Government grants	12	372,371	498,460
		1,262,085	1,368,212

Current liabilities
Trade and other payables	24	26,204,360	26,522,239
Government grants	12	132,948	22,289
Contract liabilities	4	3,458,753	4,536,370
Amount due to related parties	25	1,097,497	2,436,308
Warrant liabilities	26	1,137,946	562,722
Income tax payable		156,991	432,211
Bank overdrafts	18	7,395	3,756
Lease liabilities	21	105,065	188,245
		32,300,955	34,704,140

Total liabilities		33,563,040	36,072,352
TOTAL EQUITY AND LIABILITIES		19,464,773	29,634,720

The attached notes 1 to 33 form part of these consolidated financial statements.

ANGHAMI INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Share-based payment reserves	Other reserves	Accumulated losses	Deficit attributable to the equity holders of the Parent	Non-controlling interest	Total deficit
	USD	USD	USD	USD	USD	USD	USD	USD
At January 1, 2021 (recast)	1,633	25,079,283	2,361,094	(269,033)	(44,228,530)	(17,055,553)	(857,320)	(17,912,873)
Share-based payments (note 20)	-	-	801,450	-	-	801,450	-	801,450
Movement in share capital	-	(21,889)	-	-	-	(21,889)	-	(21,889)
Loans converted to equity (note 27)	88	7,220,110	-	-	-	7,220,198	-	7,220,198
Transfer from other reserves during the year	-	(168,259)	-	168,259	-	-	-	-
Total comprehensive loss	-	-	-	-	(17,786,681)	(17,786,681)	(263,626)	(18,050,307)
At December 31, 2021(recast)	1,721	32,109,245	3,162,544	(100,774)	(62,015,211)	(26,842,475)	(1,120,946)	(27,963,421)

Share-based payments (note 20)	-	-	(1,650,054)	-	-	(1,650,054)	-	(1,650,054)
Issuance of Shares upon reverse recapitalization, net of issuance costs	748	73,392,243	-	-	-	73,392,991	-	73,392,991
Share based payment for service providers	29	2,899,971	-	-	-	2,900,000	-	2,900,000
Loans converted to equity (note 27)	79	7,738,105	-	-	-	7,738,184	-	7,738,184
Issuance of common shares upon exercise of warrants	24	365,676	-	-	-	365,700	-	365,700
Movement in other reserves	-	-	-	100,774	(100,774)	-	-	-
Total comprehensive loss	-	-	-	-	(61,019,350)	(61,019,350)	(201,682)	(61,221,032)
At December 31, 2022	2,601	116,505,240	1,512,490	-	(123,135,335)	(5,115,004)	(1,322,628)	(6,437,632)

Share-based payments (note 20)	55	919,861	(1,096,917)	-	-	(177,001)	-	(177,001)
Share based payment for board of directors (note 19)	14	194,986	-	-	-	195,000	-	195,000
Share based payment for service providers (note 19)	95	2,849,905	-	-	-	2,850,000	-	2,850,000
Loans converted to equity (note 27)	206	5,136,794	-	-	-	5,137,000	-	5,137,000
Total comprehensive loss	-	-	-	-	(15,813,351)	(15,813,351)	147,717	(15,665,634)
At December 31, 2023	2,971	125,606,786	415,573	-	(138,948,686)	(12,923,356)	(1,174,911)	(14,098,267)

The attached notes 1 to 33 form part of these consolidated financial statements.

ANGHAMI INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	2023	2022	2021
		USD	USD	USD (recast)
OPERATING ACTIVITIES
Loss for the year		(15,665,634)	(61,221,032)	(18,050,307)

Adjustments for:
Depreciation of property and equipment	14	486,771	204,002	155,742
Depreciation of right-of-use assets	21	154,247	121,020	84,884
Amortization of intangible assets	15	2,576,922	3,469,763	711,919
Write-off of intangible assets	15	5,053,604	-	-
Provisions for deferred taxes		-	(16,009)	-
Finance costs	9	268,517	552,751	2,679,763
Finance income		(18,959)	(15,036)	(145,107)
Provision for employees’ end of service benefits	23	431,439	643,904	43,477
Revaluation of warrants liability	26	575,224	(6,697,574)	-
Reversal of provisions of shared-based payment reserves	20	(177,001)	(2,214,795)	-
Recapitalization expense	31	-	48,521,756	-
Provision for share-based payments	20	-	564,741	801,450
Reversal of allowance for estimated credit loss	16	(219,256)	716,291	235,164
Net foreign exchange losses		-	-	(164,769)
Share of loss of a joint venture	17	213,805	283,055	94,210
Taxes	13	654,991	892,937	340,003
Government grants revenue	12	(2,325,960)	(4,318,726)	(2,546,360)
		(7,991,290)	(18,512,952)	(15,759,931)
Working capital changes:
Trade and other receivables		4,251,321	(5,632,577)	(655,710)
Due from related parties		(107,699)	1,427,647	(1,241,557)
Contract assets		958,998	(200,808)	(1,214,626)
Trade and other payables		(317,879)	22,340,143	1,246,322
Contract liabilities		(1,077,617)	1,385,939	1,406,696
Due to related parties		1,706,189	365,461	185,711
Cash flow (used in) / from operations		(2,577,977)	1,172,853	(16,033,095)
Income tax paid		(930,211)	(979,226)	(182,790)
End of service benefits paid	23	(301,115)	(108,964)	(8,573)
Net cash flows (used in) / from operating activities		(3,809,303)	84,663	(16,224,458)

INVESTING ACTIVITIES
Purchase of property and equipment	14	(98,534)	(2,128,652)	(164,014)
Additions of intangible assets	15	(1,212,144)	(9,030,072)	(1,178,763)
Investment in a joint venture	17	-	(1,068,408)	(142,352)
Payment for acquisition of subsidiary		-	(350,000)	-
Net cash flows used in investing activities		(1,310,678)	(12,577,132)	(1,485,129)

FINANCING ACTIVITIES
Payments of lease liabilities	21	(233,612)	(189,555)	(136,992)
Proceeds / (Repayment) of loans and borrowings	27	5,000,000	(11,200,123)	10,788,618
Receipt of government grants	12	3,544,435	2,993,340	2,336,517
Proceeds from reverse recapitalization	31	-	2,480,107	-
Proceeds from PIPE Financing	31	-	30,427,800	-
Reverse recapitalization transaction costs	31	-	(9,470,709)	-
Finance costs paid		(91,447)	(82,636)	(399,434)
Finance income received		18,959	15,036	145,107
Net cash flows from financing activities		8,238,335	14,973,260	12,733,816
INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		3,118,354	2,480,791	(4,975,771)
Cash and cash equivalents at January 1		3,113,331	632,540	5,608,311
CASH AND CASH EQUIVALENTS AT DECEMBER 31	18	6,231,685	3,113,331	632,540

Supplementary cash flow information on non-cash investing and financing activities	2023	2022	2021
Issuance of Class A Shares upon exercise of warrants	-	365,700	-
Issuance of shares to Board of Directors	195,000	-	-
Loans converted to equity upon business combination	-	7,738,185	-
Loans converted to equity during the year	5,137,000	-	7,220,198
Share based payment for service provider	2,850,000	2,900,000	-
Deferred consideration in relation to acquisition of subsidiary	-	250,000	-
Transaction cost settle net of proceeds	-	10,132,000	-

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

The consolidated financial statements as at and for the year ended December 31, 2023 are prepared as a continuation of Anghami and its subsidiaries. The comparative financial information in relation to the shares and basic and diluited net loss per share attributable to equity holders of the Parent, prior to the business combination, have been retroactively restated as shares reflecting the exchange ratio (the “Exchange Ratio”) established in the business combination. All fractional shares were rounded.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 GOING CONCERN

For the year ended December 31, 2023, 2022 and 2021 the Group incurred a loss of USD 15,665,634, USD 61,221,032 and USD 18,050,307 respectively; and as at December 31, 2023 and 2022 the Group has accumulated losses of USD 138,948,686 and USD 123,135,335 respectively; and negative working capital (i.e. excess of current liabilities over current assets) of USD 17,197,058 and USD 16,604,967 respectively. In addition to the cash flows to be generated from the Group’s operations, the continuation of the Group’s operations is dependent primarily on the ability to raise funding, and accessibility and availability thereof. The Group’s management acknowledge that there is a risk that the quantum and timing of cash flows may not be achievable in line with the twelve months forecasts from the date of approval of the Group’s consolidated financial statements. A review of the strategic plan and budget, including expected developments in liquidity and capital was considered.

Based on management’s forecasts, the day-to-day operations and expenditure requirements are anticipated to be funded primarily by both cash generated through the ongoing operations and ability to access additional funding.

On November 21, 2023, Anghami entered into a transaction with Panther Media Group Limited (“OSN”) pursuant to which OSN agreed to subscribe ordinary shares of the Group in a private placement, and Anghami agreed to acquire from OSN the OSN+ platform. The transaction is anticipated to close in the second quarter of 2024, and includes a decreasing scheme of cash consideration, being the lowest amount the Group will receive USD 19,000,000.

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

Details of subsidiaries as at December 31, 2023 and December 31, 2022 were as follows:

Subsidiaries	% of legal ownership 2023	% of legal ownership 2022	Country of Incorporation	Principal business activities
Anghami Cayman	100%	100%	Cayman	Music streaming
Anghami Technologies Ltd	100%	100%	UAE	Music streaming
Spotlight Recreational Services LLC	100%	100%	UAE	Live event
Anghami FZ LLC	100%	100%	UAE	Music streaming
Digimusic SAL Offshore	94%	94%	Lebanon	Music streaming
Anghami KSA	100%	100%	Saudi Arabia	Music streaming
Anghami for Digital Content	100%	100%	Egypt	Music streaming

The carrying amount of the Group’s investment in the subsidiary and the equity of the subsidiary is eliminated on consolidation.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.3 Changes in accounting policies

i) New and amended standards and interpretations

Accounting pronouncements which have become effective from January 1, 2023 and have therefore been adopted are as follows:

-	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2);

-	Definition of Accounting Estimates (Amendments to IAS 8)

-	IFRS 17 ‘Insurance Contracts’

-	Amendments to IFRS 17 Insurance Contracts (Amendments to IFRS 17 and IFRS 4)

-	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

-	International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12).

The adoption of the above new amendment and improvements to standards did not impact the financial position or performance of the Group.

Other standards and amendments that are not yet effective and have not been adopted early by the Group are as follows:

-	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

-	Non-current Liabilities with Covenants (Amendments to IAS 1)

-	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

-	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

-	Lack of Exchangeability (Amendments to IAS 21)

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

Advertisement revenue

The Group’s advertising revenue is primarily generated through display, audio, and video advertising delivered through advertising impressions. The Group’s advertising revenue is generated through:

(1)	Agency Sales Channel: the Group entered into an arrangement with an advertising agency that sells ads campaigns to global and regional brands. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an Insertion Order (“IO”) that specifies the terms of the arrangement such as the type of ad product, pricing, insertion dates, and number of impressions in a stated period. The advertising agency promotes the Group’s advertising products based on a pre-agreed sales commission based on generated revenue. The Group sets the pricing schedule for ads impressions and approves the ads before their display on the Anghami platform and remains responsible to deliver the advertising products to the advertising client. Advertising clients and advertising agency send for the Group’s approval the advertisement to be displayed on the Anghami platform and the IOs that specify the number of ads impressions, campaigns periods, and the agreed service fees.

(2)	Direct Sales Channel: the Group works directly with advertising clients. The Group’s sales team identifies and manages these advertising clients and approves their advertising campaigns sent via IOs which acts as a contract between the Group and the advertising clients.

(3)	Programmatic Advertising Channel: the Group generates Advertisement revenue through arrangements with certain advertising exchange platforms to distribute advertising inventory for purchase on a cost-per-thousand basis through their automated exchange. The Group has control over which ads are to be displayed on its platform, volumes and selection criteria.

(4)	Barter deals: Revenue is recorded at the fair value of non-cash consideration received or promised from the customer. The fair value is measured at contract inception. Barter revenue is derived from an exchange of advertising services, to be done through the Group’s platform and the same applies for the second party with whom the barter deal is done with. Instead of paying cash for the advertisements, the Group provides advertisements during the time when music is streamed to free users.

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

Intangible assets

The Group recognizes internal application and content development costs, podcasts and original content as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Until development of the underlying intangible asset is completed and is available for intended use, the costs incurred are reflected as work in progress. Please refer to Note 15 for the details of the expenses.

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

Subsequent measurements (continued)

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

Joint Venture (continued)

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

Judgements (continued)

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

4 REVENUE

	2023	2022	2021
	USD	USD	USD

Revenue from subscriptions	24,557,650	27,061,318	25,664,145
Revenue from advertisement (1)	9,900,071	12,057,903	9,840,247
Revenue from live events	6,922,719	9,362,794	-
	41,380,440	48,482,015	35,504,392

Goods and services transferred at a point in time	16,822,790	21,420,697	9,840,247
Goods and services transferred over time	24,557,650	27,061,318	25,664,145
	41,380,440	48,482,015	35,504,392

(1)	Revenue from advertisement for the year ended December 31, 2023, 2022 and 2021 include barter transactions amounting to USD 111,996, USD 4,270,233 and USD 475,528 respectively.

Contract assets

As of December 31, 2023, and 2022 the group’s contract assets consist of accrued income from contracts with customers which amounts to USD 1,406,015 and USD 2,365,013 respectively. Accrued income is mainly comprised of subscription fees due from customers not yet billed. Revenue is recognized over time as the services are performed.

Contract liabilities

The Group’s contract liabilities from contracts with customers consist only of deferred revenue. Deferred revenue is mainly comprised of subscription fees and vouchers sold collected in advance for services not yet performed and therefore their revenues have not been recognized. Revenue is recognized over time as the services are performed. As of December 31, 2023, and 2022, the Group had deferred revenue of USD 3,458,753 and USD 4,536,370 respectively. This balance will be recognized as revenue as the services are performed, which is generally expected to occur over a period up to a year.

Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2023, and 2022 is USD 4,536,370 and USD 3,150,431 respectively.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5 SEGMENT INFORMATION

The Group has three reportable segments: Revenue from subscriptions, Revenue from advertisement, and Revenue from live events. Segments were identified based on the Group’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the business. The Premium service is a paid service in which customers can listen on demand and offline. Revenue for the Premium segment is generated through subscription fees. The Advertisement service is free to the user. The advertisement revenue segment is primarily generated through the sale of advertising across the Group’s content. Revenues from live events are generated from the sale of tickets, food and beverage & sponsorships. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed with the rights holders. The remaining cost of revenue items that are not specifically associated to either of the segments are allocated based on user activity in each segment. No operating segments have been aggregated to form the reportable segments.

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	2023	2022	2021
	USD	USD	USD
Revenue from subscription segment
Revenue	24,557,650	27,061,318	25,664,145
Cost of revenue	(21,344,236)	(23,541,956)	(21,863,278)
Segment gross profit	3,213,414	3,519,362	3,800,867

Revenue from advertisement segment
Revenue	9,900,071	12,057,903	9,840,247
Cost of revenue	(3,855,840)	(8,655,196)	(4,599,359)
Segment gross profit	6,044,231	3,402,707	5,240,888

Revenue from live events segment
Revenue	6,922,719	9,362,794	-
Cost of revenue	(5,888,466)	(6,933,370)	-
Segment gross profit	1,034,253	2,429,424	-

Consolidated
Revenue from external customers	41,380,440	48,482,015	35,504,392
Cost of revenue	(31,088,542)	(39,130,522)	(26,462,637)
Gross profit	10,291,898	9,351,493	9,041,755

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5 SEGMENT INFORMATION (continued)

Reconciliation of gross profits

Selling and marketing, operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall group basis. The reconciliation between reportable segment gross profit to the Group’s loss before tax is as follows:

	2023	2022	2021
	USD	USD	USD

Gross profit	10,291,898	9,351,493	9,041,755
Selling and marketing expenses	(8,369,739)	(11,569,386)	(8,013,933)
General and administrative expenses	(17,080,251)	(17,365,313)	(11,017,765)
Consultancy and professional fees	(1,725,675)	(2,114,707)	(6,120,494)
Government grants	2,325,960	4,318,726	2,546,360
Finance costs	(268,517)	(552,751)	(2,679,763)
Finance income	18,959	15,036	145,107
Share of loss of a joint venture (note17)	(213,805)	(283,055)	(94,210)
Fair value change of warrants liabilities	(575,224)	6,697,574	-
Recapitalization expense	-	(48,521,756)	-
Foreign exchange loss, net	(2,656,846)	(3,129,330)	(1,558,780)
Other income	3,242,597	2,825,374	41,419
Loss before tax	(15,010,643)	(60,328,095)	(17,710,304)

Revenue by market

	2023	2022	2021
	USD	USD	USD

UAE	11,830,985	12,750,454	5,980,102
KSA	9,655,639	14,607,994	8,287,578
Egypt	9,327,477	9,804,094	8,898,645
Lebanon	3,456,823	3,572,317	4,834,760
Kuwait	1,265,485	1,757,282	1,903,202
Jordan	1,227,705	1,133,807	1,043,768
Others*	4,616,326	4,856,067	4,556,337
	41,380,440	48,482,015	35,504,392

Subscription revenue is attributed to a country based on where the membership originates. Advertisement revenue is attributed to a country based on where the advertising campaign is viewed. Live events revenue is attributed to a country based on where the events occurred.

*	There is no individual geographical market other than those disclosed above which would constitute more than 5% of the total revenue.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6 COST OF REVENUE

	2023	2022	2021
	USD	USD	USD

Content acquisition and royalty costs	14,430,879	15,819,603	15,294,255
Live events cost	5,888,466	6,933,370	-
Payment processing and agency fees	5,449,000	5,778,190	6,339,355
Technology infrastructure costs	2,539,911	3,795,517	2,957,199
Amortization of intangible assets	1,599,786	1,242,329	711,919
Branded content	589,838	740,101	444,758
Online and other costs	478,666	551,179	239,623
Barter transaction cost	111,996	4,270,233	475,528
	31,088,542	39,130,522	26,462,637

The Group has entered into barter transaction cost in the last quarter of 2021 which has increased in 2022 due to the larger number of deals entered into. Barter transactions are non-monetary transactions whereby the Group receives and performs services with third parties for the same value; thus, the Group records revenues equal to the cost. Barter revenue is derived from an exchange of advertising services, to be done through the Group’s platform and the same applies for the second party with whom the barter deal is done with. Instead of paying cash for the advertisements, the Group provides advertisements during the time when music is streamed to free users. The Group has decreased its barter transactions during 2023 due to a strategy to reduce this revenue stream by 2024.

7 SELLING AND MARKETING EXPENSES

	2023	2022	2021
	USD	USD	USD

Marketing and branding expenses	5,983,651	9,133,617	4,908,421
Advertising expenses	2,386,088	2,435,769	3,105,512
	8,369,739	11,569,386	8,013,933

8 GENERAL AND ADMINISTRATIVE EXPENSES

	2023	2022	2021
	USD	USD	USD

Salaries and other related benefits	11,082,572	12,954,848	7,655,816
Settlement fees*	2,000,000	-	-
Insurance expense	1,047,939	564,617	218,801
Rent and related charges (note 21)	670,557	514,643	474,865
Depreciation of property and equipment (note 14)	486,771	204,002	155,742
Provision for employee’s end of service benefit (note 23)	431,439	643,904	43,477
Other expenses	370,525	356,264	270,950
Employees’ share-based compensation (note 20)	359,365	564,741	801,450
Travel expenses	248,740	327,808	416,435
Depreciation of rights-of-use assets (note 21)	154,247	121,020	84,884
Utilities	92,766	299,697	202,052
License fees	84,386	48,362	139,588
Amortization of intangible assets (note 15)	32,793	3,437	-
Write-off receivables	18,151	45,679	160,715
Provision for expected credit losses (note 16)	-	716,291	235,164
Taxes	-	-	157,826
	17,080,251	17,365,313	11,017,765

*	The amount relates to settlement agreement with content owner, related to differing opinions of both parties in reference to distribution of content for certain customers. Both parties agreed on settling the related amount on installments, the last installment is due on September 30, 2024.

The total settlement amounts to USD 2,000,000 out of which USD 400,000 remains to be settled and is presented in trade and other payables in the statements of consolidated financial position.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9 FINANCE COSTS

	2023	2022	2021
	USD	USD	USD

Interest on convertible loans (note 27)	137,500	322,748	1,836,468
Bank interest and other charges	90,947	82,636	110,813
Interest on lease liabilities (note 21)	40,070	58,610	57,779
Interest on working capital loans (note 27)	-	88,757	221,372
Fair value movements on convertible notes (note 27)	-	-	453,331
	268,517	552,751	2,679,763

10 OTHER INCOME

	2023	2022	2021
	USD	USD	USD

Write off of payables and other provisions (1)	2,701,703	563,841	20,563
Reversal of provisions of shared-based payment reserves (note 20) (2)	536,366	2,214,795	-
Other non-operating income	4,528	46,738	20,856
	3,242,597	2,825,374	41,419

(1)	During the year, the Group has novated most of its contracts related to publishing rights, which resulted in a decrease in its publishing rights provisions taken for previous years by an amount of USD 2,588,564.

(2)	The reduction in provisions of shared-based payment reserves is attributed to the decrease in the fair value of options by USD 536,366 (2022: USD 2,214,795).

11 CONSULTANCY AND PROFESSIONAL FEES

	2023	2022	2021
	USD	USD	USD

Audit fees	432,500	695,086	1,399,593
Legal fees	572,079	981,085	1,137,615
Consultancy fees	721,096	438,536	3,583,286
	1,725,675	2,114,707	6,120,494

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12 GOVERNMENT GRANTS

	2023	2022
	USD	USD

At 1 January	1,535,229	209,843
Received during the year	(3,544,435)	(2,993,340)
Amount recognized in the statement of profit or loss	2,325,960	4,318,726
At 31 December	316,754	1,535,229

	2023	2022
	USD	USD

Current assets	822,073	2,055,978
Non-current liabilities	(372,371)	(498,460)
Current liabilities	(132,948)	(22,289)
	316,754	1,535,229

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

As of December 31, 2023 and December 31, 2022 the Group had a Accrued Government grants of USD 822,073 and USD 2,055,978 respectively. The accrued government grants are due from governmental entities not yet claimed.

13 INCOME TAX

The major components of income tax expense for the years ended December 31, 2023, 2022 and 2021 are:

	2023	2022	2021
	USD	USD	USD
Consolidated statement of comprehensive income
Current income tax:
Current income tax charge	654,991	892,937	343,275

Deferred income tax
Relating to origination and reversal of temporary differences	-	-	(3,272)
Income tax expense reported in the consolidated statement of comprehensive income	654,991	892,937	340,003

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13 INCOME TAX (continued)

Deferred tax assets / (liabilities) relates to the following:

	Consolidated statement of financial position		Consolidated statement of comprehensive income
	2023	2022	2023	2022
	USD	USD	USD	USD

Provisions	-	-	-	-
Accelerated depreciation for tax purposes	1,384	1,384	-	-
Losses available for offsetting against future taxable income	-	-		-
			-
Deferred tax expense / (benefit)
Deferred tax assets / (liabilities)	1,384	1,384	-	-

The Group’s exposure to taxes stems from:

(1)	Anghami KSA: established in the Kingdom of Saudi Arabia and is subject to 5% withholding tax and 20% corporate income tax;

(2)	Anghami for Digital Content (ADC): established in Egypt and is subject to 20% withholding tax and 22.5% corporate income; and

(3)	Digi Music SAL (Offshore): established in Lebanon and is subject to 7.5% withholding tax.

In 2023, there is no deferred tax assets not recognised.

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

On 9 December 2022, the UAE Ministry of Finance released the Federal Decree Law No. 47 of 2022 on the Taxation of Corporations and Businesses (the Law) to enact a Federal Corporate Tax (CT) regime in the UAE. The CT regime will become effective for accounting periods beginning on or after 1 June 2023.

The Cabinet of Ministers Decision No. 116/2022 effective from 2023, specifies the threshold of income over which the 9% tax rate would apply and accordingly, the Law is now considered to be substantively enacted. A rate of 9% will apply to taxable income exceeding AED 375,000, a rate of 0% will apply to taxable income not exceeding AED 375,000.

For the Group, current taxes shall be accounted for as appropriate in the consolidated financial statements for the period beginning January, 1st 2024. In accordance with IAS 12 income Taxes, the Group has assessed the deferred tax implications for the year ended December 31, 2023 and, after considering its interpretations of applicable tax law, official pronouncements, cabinet decisions and ministerial decisions (especially with regard to transition rules), it has been concluded that it is not material.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14 PROPERTY AND EQUIPMENT

The movement of property and equipment during the year is as follows:

	General installations	Office and computer equipment	Furniture & fixtures	Total
	USD	USD	USD	USD
2022
Cost
At January 1, 2022	615,328	308,115	52,766	976,209
Additions	1,423,217	221,206	484,229	2,128,652
At December 31, 2022	2,038,545	529,321	536,995	3,104,861

Depreciation
At January 1, 2022	515,430	144,388	40,066	699,884
Charge for the year (note 8)	123,370	59,070	21,562	204,002
At December 31, 2022	638,800	203,458	61,628	903,886

Net carrying amount
At December 31, 2022	1,399,745	325,863	475,367	2,200,975

2023
Cost
At January 1, 2023	2,038,545	529,321	536,995	3,104,861
Additions	80,271	18,263	-	98,534
At December 31, 2023	2,118,816	547,584	536,995	3,203,395

Depreciation
At January 1, 2023	638,800	203,458	61,628	903,886
Charge for the year (note 8)	300,395	85,941	100,435	486,771
At December 31, 2023	939,195	289,399	162,063	1,390,657

Net carrying amount
At December 31, 2023	1,179,621	258,185	374,932	1,812,738

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15 INTANGIBLE ASSETS

The movement of intangible assets during the year is as follows:

	Application development	Originals and Sessions	Other intangibles	Work in progress	Total
	USD	USD	USD	USD	USD
2022
Cost:
At January 1, 2022	3,580,699	548,197	78,314	110,876	4,318,086
Additions	-	-	8,849,867	15,900	8,865,767
Additions – internally developed	112,378	51,927	-	-	164,305
Write-off	(7,567)	-	-	-	(7,567)
Transfers	-	(80,072)	86,350	(6,278)	-
At December 31, 2022	3,685,510	520,052	9,014,531	120,498	13,340,591

Amortization:
At January 1, 2022	1,914,902	324,883	35,455	-	2,275,240
Charge for the year	725,577	106,503	2,637,683	-	3,469,763
Write-off	(7,567)	-	-	-	(7,567)
Transfers	-	2,432	(2,432)	-	-
At December 31, 2022	2,632,912	433,818	2,670,706	-	5,737,436

Net carrying amount:
At December 31, 2022	1,052,598	86,234	6,343,825	120,498	7,603,155

2023
Cost:
At January 1, 2023	3,685,510	520,052	9,014,531	120,498	13,340,591
Additions	-	-	1,030,502	14,975	1,045,477
Additions – internally developed	166,667	-	-	-	166,667
Contract termination*	-	-	(8,750,000)	-	(8,750,000)
Transfers	-	10,450	-	(10,450)	-
At December 31, 2023	3,852,177	530,502	1,295,033	125,023	5,802,735

Amortization:
At January 1, 2023	2,632,912	433,818	2,670,706	-	5,737,436
Charge for the year	761,561	55,527	1,759,834	-	2,576,922
Contract termination*	-	-	(3,696,396)	-	(3,696,396)
At December 31, 2023	3,394,473	489,345	734,144	-	4,617,962

Net carrying amount:
At December 31, 2023	457,704	41,157	560,889	125,023	1,184,773

*	The net book value amounting to USD 5,053,604 represent the terminated contract with Amr Diab, wherein the related outstanding payable of the Group to Amr Diab as of the date of amendment amounting to USD 5,250,000 is forfeited, the net transaction resulted in a gain of USD 196,396 recorded under other income. A new contract was signed with the artist dated May 18, 2023.

Based on the new contract, a total amount of USD 1,000,000 is recorded as an intangible asset and the contract period will end on June 1, 2024

Work in progress represents costs incurred in relation to internally produced originals and sessions which are not yet released as well as software being developed by a third party.

The expense related to research and development for a total of USD 761,561 (2022: USD 725,577) is grouped under cost of revenues.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15 INTANGIBLE ASSETS (continued)

Amortization charged is allocated as follows:

	2023	2022
	USD	USD

Selling and marketing expenses	944,343	2,223,997
Cost of revenue (note 6)	1,599,786	1,242,329
General and administrative expenses (note 8)	32,793	3,437
	2,576,922	3,469,763

16 TRADE AND OTHER RECEIVABLES

	2023	2022
	USD	USD

Trade receivables	5,629,350	8,279,582
Other receivables	777,972	1,117,162
Advances paid for content and service providers	384,601	1,745,561
Prepayments	229,508	113,036
Other financial assets (1)	536	17,947
Allowance for estimated credit losses	(732,199)	(951,455)
	6,289,768	10,321,833

(1)	The Group reclassified its bank balances in Lebanese Pounds equivalent of USD 536 (2022: USD 17,947) to other financial assets due to significant devaluation of Lebanese Pounds against US Dollar caused by the ongoing political and economic situation in Lebanon. Refer to note 29.

Trade receivables are non-interest bearing and are generally on terms of 30 to 120 days.

An analysis of expected credit losses is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., by geographical region, product type, customer type and rating, and coverage by letters of credit or other forms of credit insurance). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. This credit analysis performed by the Group resulted in a decrease in the ECL provision expense of USD 219,256 as at 31 December 2023.

The movement of allowance for estimated credit losses during the year is as follows:

Amount
USD

As at January 1, 2022	235,164
Provision for expected credit losses expense (note 8)	716,291
At December 31, 2022	951,455

Reversal of expected credit loss provision	(219,256)
As at December 31, 2023	732,199

At December 31, 2023 and 2022, the ageing analysis of unimpaired trade receivables is as follows:

		Neither past due	Past due but not impaired
	Total	nor impaired	30-60 days	60-90 days	90-120 days	>120 days
	USD	USD	USD	USD	USD	USD

2023	4,897,151	3,932,860	403,496	370,898	148,750	41,147
2022	7,328,127	5,452,577	612,213	788,516	77,116	397,705

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17 INVESTMENT IN A JOINT VENTURE

The Group holds 50% interest in Vibe Music Arabia FZ-LLC, a joint arrangement formed with Sony Music Entertainment ME FZ LLC and involved in music distribution, music label and right management and music production, re-production and recordings. Vibe Music Arabia FZ-LLC is a legally separated entity and the Group has concluded it is a joint venture. Vibe Music Arabia FZ-LLC was legally established / incorporated on September 7, 2021 as a free zone company with limited liability in Dubai Development Authority

The Group’s interest in Vibe Music Arabia FZ-LLC is accounted for using the equity method in the consolidated financial statements. Summarized financial information of the joint venture, based on its IFRS financial statements, and reconciliation with the carrying amount of the investment in the consolidated financial statements are set out below:

	2023	2022
	USD	USD

Opening balance at 1 January	833,495	48,142
Investment in joint venture	-	1,068,408
Group’s share of the joint venture’s loss for the year:
Loss for the year	(213,805)	(283,055)
Investment at 31 December	619,690	833,495

Summarized statement of financial position of Vibe Music Arabia-LLC:

	2023	2022
	USD	USD

Non-current assets	694,692	364,743
Current assets	590,877	1,389,486
Non-current liabilities	(4,526)	-
Current Liabilities	(52,335)	(87,239)
	1,228,708	1,666,990

Summarized statement of profit or loss of Vibe Music Arabia FZ-LLC:

	2023	2022
	USD	USD

Revenue	173,918	34,613
Cost of revenue	(148,491)	(35,338)
Gross profit / Loss	25,427	(725)

Selling and distribution expenses	(95,688)	(38,706)
General and administrative expenses	(348,287)	(517,326)
Other income	196	-
Finance cost	(6,584)	(4,956)
Net foreign exchange differences	(2,674)	(4,397)
Total comprehensive loss for the year	(427,610)	(566,110)

Group’s share of loss for the year (50%)	(213,805)	(283,055)

Vibe Music Arabia FZ-LLC had no significant contingent liabilities or capital commitments as at 31 December 2023.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18 CASH AND BANK BALANCES

Cash and cash equivalents reflected in the consolidated statement of cash flows comprise the following statement of financial position amounts:

	2023	2022	2021
	USD	USD	USD

Bank balances	6,202,248	3,094,439	649,779
Cash on hand	36,832	22,648	193
	6,239,080	3,117,087	649,972
Less: bank overdrafts	(7,395)	(3,756)	(17,432)
Cash and cash equivalents	6,231,685	3,113,331	632,540

Bank overdrafts carry an interest rate between 7% - 10%.

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

On October 10, 2023, the Group issued 950,000 ordinary shares to MBC FZ LLC for the payment of USD 2,850,000 of marketing and branding services provided by MBC to the group from 2021 to 2023.

On October 25, 2023, The Group issued 143,500 ordinary shares to some of the Board of Directors members as compensation to services rendered.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19 ISSUED CAPITAL AND RESERVES (continued)

On November 10 and November 20, 2023, The Group issued 555,487 ordinary shares to some of its employees as part of its long term incentive plan.

On November 29, 2023, the Group issued 2,055,000 ordinary shares to Saudi Research Media Group converting a USD 5,000,000 loan obtained and interest earned of USD 137,000. The convertible note contained customary events of default and bared interest daily at a simple rate of 11% per annum.

	As of December 31, 2023
	Number of authorized shares	Number of share outstanding

Ordinary shares	2,150,000,000	29,709,641
Preference shares	5,000,000	-
	2,155,000,000	29,709,641

	As of December 31, 2022
	Number of authorized shares	Number of share outstanding
	(recast)	(recast)

Ordinary shares	2,150,000,000	26,005,654
Preference shares	5,000,000	-
	2,155,000,000	26,005,654

The movement of ordinary shares and share premium during the year is as follows:

	Number of Shares	Share Capital	Share premium
		USD	USD

Opening balance as of January 1, 2022 (recast)	17,210,188	1,721	32,109,245
Issuance of ordinary shares upon reverse recapitalization	7,478,964	748	73,392,243
Share based payment for service providers	290,000	29	2,899,971
Conversion of convertible notes and working capital loans into common stock	789,815	79	7,738,105
Issuance of shares upon cashless exercise of warrants	236,687	24	365,676
Ending ordinary shares as of December 31, 2022	26,005,654	2,601	116,505,240

Share based payment for service providers	950,000	95	2,849,905
Employees’ long term incentive plan issued	555,487	55	919,861
Shares issued to Board of Directors	143,500	14	194,986
Conversion of convertible notes and working capital loans into common stock	2,055,000	206	5,136,794
Ending ordinary shares as of December 31, 2023	29,709,641	2,971	125,606,786

The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees (including key management personnel, as part of their remuneration) and service provider. Refer to Note 20 for further details of these plans.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20 SHARE-BASED PAYMENTS

The Group established the Anghami Long term Incentive Plan (“LTIP”) which is designed to provide long-term incentives for key employees in the Group. While there was a mutual understanding with the employees regarding the terms of the award, its formal approval was pending. However, employees have rendered services to the Group based on mutual understanding, and this counts towards employees meeting their service conditions. The Board of Directors adopted a draft version of LTIP and a draft version of the sample award agreement for granting of options to employees as identified by the Management, up to 229,390 shares.

Under the LTIP, the Group, at its discretion, may grant shares of the Parent to employees, once the employee has completed two years or four years of service, depending upon the plan. Vesting of the share options is dependent on the completion of the service period of the employee. The fair value of shares granted is estimated at the date of grant using a revenue multiple approach or by reference to a market transaction and considering the terms and conditions on which the shares were granted. The model simulates the revenue multiple and compares it against the group of principal competitors or comparable companies, whilst applying an appropriate liquidity discount and volatility rate. It takes into account the historical and expected probability of vesting. The current LTIP program is a graded vesting shares ownership program with the following maturities:

1.	4.5 years maturity – 25% Vesting Rule: Whereby the employee gets 25% of the distributed shares for the first 18 months since the date of grant, and 25% are vested equally over the next three years.

2.	2.5 years maturity – 50% Vesting Rule: Whereby the employee gets 50% of the distributed evenly over two years.

LTIPs are Class C non-voting preferred shares and are vested only when the employee completes the vesting period. Employees can only sell the vested shares to the Group or existing shareholders. The latter’s buying of GESP shares requires board approval.

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

The movement of share-based payment reserves during the year is as follows:

Amount
USD

As at January 1, 2022	3,162,544
Reversal of prior provisions	(2,214,795)
Share-based payments expense during the year (note 8)	564,741
At December 31, 2022	1,512,490

Share options exercised during the year	(919,916)
Reversal of prior provisions	(536,366)
Share-based payments expense during the year (note 8)	359,365
As at December 31, 2023	415,573

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20 SHARE-BASED PAYMENTS (continued)

Share options outstanding at the end of each year are the follows:

	2023	2022
	Shares options	Shares options

Opening balance as of January 1,	1,070,999	851,985
Granted during the year	217,001	219,014
Exercised during the year	(555,487)	-
Ending shares option as of December 31,	732,513	1,070,999

The options are fair valued using Monte Carlo simulation. The following assumptions are used in calculating the fair values of the options:

	2023	2022

Expected weighted average volatility (%)	130%	80%
Probability of no default	92%	92%
Risk-free interest rate	4.38%	4.74%

Pursuant to the business combination, the group has implemented a long term incentive plan whereby the shares of Anghami have been converted into shares in Anghami Inc. the value of those share has dropped significantly due to the share price drop of Anghami Inc. resulting in a reversal of the provisions taken amounting to USD 177,001 (2022: USD 2,214,795).

21 LEASES

The Group has lease contracts for various office spaces used in its operations. Leases of such office spaces generally have lease terms between 1 and 5 years. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.

There are several lease contracts that include extension and termination options and variable lease payments.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the year:

USD
At January 1, 2022	169,769
Additions during the year	247,789
Depreciation expense (note 8)	(121,020)
At December 31, 2022	296,538

Depreciation expense (note 8)	(154,247)
At December 31, 2023	142,291

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21 LEASES (continued)

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2023	2022
	USD	USD

As at January 1	357,044	240,200
Additions during the year	-	247,789
Accretion of interest (note 9)	40,070	58,610
Payments	(233,612)	(189,555)
As at December 31	163,502	357,044

	2023	2022
	USD	USD

Current	105,065	188,245
Non-current	58,437	168,799
	163,502	357,044

The maturity analysis of lease liabilities is disclosed in Note 29

	2023	2022	2021
	USD	USD	USD

Depreciation expense of right-of-use assets (note 8)	154,247	121,020	84,884
Interest expense on lease liabilities (note 9)	40,070	58,610	57,779
Expenses relating to short-term lease (note 8)	670,557	514,643	474,865
Total amount recognized in profit or loss	864,874	694,273	617,528

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

Management believes there are no material provisional assets and liabilities to be recorded at the date of the acquisition, further Management does not expect any material adjustments upon the completion of the purchase price allocation exercise. The purchase consideration are as follows:

●	USD 350,000 paid in cash at closing of acquisition which has been fully paid is at December 31, 2023

●	USD 250,000, to be paid in shares

At December 31,2023, the share payment mentioned above was still due for issuance.

The acquired business contributed a net loss of USD 93,000 and revenue of USD 5,378,414 during the year.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23 PROVISION FOR EMPLOYEES’ END OF SERVICE BENEFITS

	2023	2022
	USD	USD

Provision as at January 1	700,953	166,013
Provided during the year (note 8)	431,439	643,904
Paid during the year	(301,115)	(108,964)
	831,277	700,953

24 TRADE AND OTHER PAYABLES

	2023	2022
	USD	USD

Trade payables (content and service providers)	10,194,121	12,311,919
Accrued content acquisition and royalty costs	6,130,829	10,388,153
Other payables	5,752,008	1,107,647
Other accrued expenses	2,718,597	1,767,875
Withholding taxes payable	665,003	437,300
Social security and taxes payable	493,802	259,345
Deferred purchase price	250,000	250,000
	26,204,360	26,522,239

25 AMOUNT DUE FROM/TO RELATED PARTIES

Related parties represent associated companies, shareholders, directors and key management personnel of the Group, and entities controlled, jointly controlled or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the Group’s management.

25.1 Related party balances

Due from related parties:

	2023	2022
	USD	USD
(a) Affiliated companies:
Du – UAE	69,517	32,234
Mobily – KSA	203,962	207,028
	273,479	239,262

(b) Due from related parties
Maher Khawkhaji (General manager of Spotlight Recreational Services LLC)	73,482	-
	346,961	239,262

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25 AMOUNT DUE FROM/TO RELATED PARTIES (continued)

25.1 Related party balances (continued)

Due to shareholders and related parties:

	2023	2022
	USD	USD
(a) Due to shareholders
Edgard Maroun	606,816	232,429
Elias Habib	490,681	162,354
MBC FZ LLC	-	1,941,289
Maher Khawkhaji (General manager of Spotlight Recreational Services LLC)	-	100,236
	1,097,497	2,436,308

The above balances are interest free and have no fixed repayment terms.

(b)	Convertible notes: Convertible notes from MEVP, Alkonost Investment Ltd., SHUAA and SRMG are disclosed in note 27 to the consolidated financial statements.

(c)	Working capital loans: Working capital loans from MEVP and SHUAA are disclosed in note 27 to the consolidated financial statements.

25.2 Related party transactions

Significant transactions with related parties included in the consolidated statement of comprehensive income are as follows:

	2023	2022
	USD	USD

Share Based payment to service provider	(2,850,000)	-
Advertising expenses	(908,711)	(591,289)
Shares issued to Board of Directors	(195,000)	-
Interest on convertible loans (note 27)	(137,500)	(322,748)
Interest on working capital loans (note 27)	-	(88,757)
Revenues from Du and Mobily	1,059,795	1,248,248
Fees paid to Du and Mobily (cost of revenue)	(244,898)	(305,394)

Du and Mobily utilize their network to facilitate subscription payments for the Group’s users.

25.3 Compensation of key management personnel of the Group

	2023	2022
	USD	USD

Short term employee benefits	1,377,454	1,926,641
Post-employment pension and medical benefits	47,007	34,535
Termination benefits	15,665	48,747
Share-based payment transactions	87,209	109,800
Total compensation of key management personnel of the Group	1,527,335	2,119,723

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The outstanding warrants as of December 31, 2023 are as follows:

	Public	Private placement	Representative	Service
Opening balance as of January 1, 2023	10,000,000	720,000	-	152,800
Service based payments	-	-	-	-
Exercised during the year	-	-	-	-
Ending balance as of December 31, 2023	10,000,000	720,000	-	152,800

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

Private Placement Warrants and Private Placement Unit Warrants

The private placement warrants and private placement unit warrants have the same terms & conditions as the public warrants, except that the private placement warrants and the private placement unit warrants and the ordinary shares issuable upon exercise of such warrants are not transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the private placement warrants and private placement unit warrants are non-redeemable so as long as they are held by the Sponsor, I-Bankers or their permitted transferees. If the private placement warrants and private placement unit warrants are held by someone other than the Sponsor, I-Bankers or their permitted transferees, the private placement warrants and private placement unit warrants will be redeemable by the Group and exercisable by such holders on the same basis as the public warrants.

On March 7, 2022, Anghami Inc. issued 24,393 Class A Shares upon the cashless exercise of representative warrants to purchase 75,000 Class A Shares at an exercise price of USD 11.50 per share.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26 WARRANTS LIABILITIES (continued)

Representative Warrants

On August 11, 2020, VMAC issued an aggregate of 500,000 Representative’s Warrants, exercisable at USD 12 per share, to the underwriters in connection with their services as underwriters for the IPO. The Representative’s Warrants may be exercised for cash or on a cashless basis, at the holder’s option, at any time during the period commencing on the later of the first anniversary of the effective date of the registration statement of the Group and the closing of the Group’s initial Business Combination and terminating on the fifth anniversary of such effectiveness date.

On February 8, 2022, Anghami Inc. issued 153,846 Class A Shares upon the cashless exercise of representative warrants to purchase 400,000 Class A Shares at an exercise price of USD 11.50 per share. On February 18, 2022, Anghami Inc. issued 58,448 Class A Shares upon the cashless exercise of representative warrants to purchase 100,000 Class A Shares at an exercise price of USD 11.50 per share.

Service Warrants

The service warrants are identical in terms to the public warrants and form part of the same class as, the public warrants.

As at 31 December 2023, The carrying value of the warrants is as follows:

	2023	2022
	USD	USD
At January 1	562,722	-
Recognized pursuant to the reverse acquisition transaction	-	7,625,996
Exercised during the year	-	(365,700)
Change in fair value during the period/year	575,224	(6,697,574)
At December 31	1,137,946	562,722

The warrants are fair valued using Black-Scholes model. The following assumptions are used in calculating the fair values of the warrants:

	2023	2022

Volatility	130%	75%
Risk-free rate	3.794%	3.794%

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27 LOANS AND BORROWINGS

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

Convertible note 4

On August 21, 2023, the Group sold and issued to Saudi Research & Media Group (“SRMG”) a senior unsecured convertible note in the principal amount of USD 5,000,000, which is convertible into Group’s ordinary shares, par value USD 0.0001 per share, subject to certain conditions and limitations set forth in the Convertible Note, between the Company and SRMG. The Group will use the net proceeds from the Convertible Note for working capital, growth and other general corporate purposes. The Convertible Note contains customary events of default, bears interest daily at a simple rate of 11.0% per annum, due and payable in full three years following the date on which the Convertible Note is deemed issued, unless earlier repurchased, converted or redeemed prior to such date in accordance with the applicable terms set forth in the Convertible Note. The Note Purchase Agreement also provides SRMG with the right to purchase up to an additional USD 5,000,000 additional principal amount of the Convertible Note within 12 months of the closing. On November 29, 2023, the Group issued 2,055,000 ordinary shares to SRMG converting the note.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27 LOANS AND BORROWINGS (continued)

The table below presents the changes in the convertible notes:

	2023	2022
	USD	USD

At January 1	-	13,805,436
Additions – convertible notes	5,000,000	-
Interest and transaction costs (note 9)	137,500	322,748
Conversion of convertible notes during the year	(5,137,000)	(7,738,184)
Repayment of convertible notes during the year	(500)	(6,390,000)
At December 31	-	-

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

The table below presents the changes in the working capital loans:

	2023	2022
	USD	USD

At January 1	-	4,721,366
Additions – working capital loans	-	-
Interest (note 9)	-	88,757
Repayment of working capital loans	-	(4,810,123)
At December 31	-	-

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

Pop Arabia commenced a lawsuit against Anghami in December 2022 with an accusation of “unlicensed exploitation of musical and lyrical works”. The estimated amount is immaterial should the action be successful as they are only claiming the rights for 12 songs. A settlement amount has been reached between both parties amounting to USD 210,000 and all charges have been waived.

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

28.2 Commitments

The Group is subject to the following minimum guarantee amounts relating to investments in joint ventures and the content on its service and publishing rights, the majority of which relate to initial investments and minimum royalty payments associated with its license agreements for the use of licensed content and publishing royalties, as at December 31:

	2023	2022
	USD	USD

Less than one year	646,048	4,194,264
Later than one year but not more than 5 years	-	1,250,000

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

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. The sensitivity analyses in the following sections relate to the position as at December 31, 2023 and 2022.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29 FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICIES (continued)

Interest rate risk

The Group is not exposed to any significant interest rate risk, all convertible notes have fixed interest rates and have been settled in their entirety during the year ended December 31, 2023.

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

Sensitivity analysis

A 5% strengthening/(weakening) of the following currency against USD currency at 31 December would have increased/(decreased) financial instruments by USD equivalent amounts shown below:

	Increase/decrease in USD rate to the	Effect on loss before tax
	Egyptian Pound	USD
2023	+/-5%	301,433
2022	+/-5%	76,352

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

	2023
	Rate as at December 31	Average rate for the period from January 1 to December 31
	LBP	LBP

US Dollar	85,500	72,437

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

The application of Sayrafa has affected the group’s statement of profit and loss in the following manner:

	At official rate	At Sayrafa rate	Impact
	USD	USD	USD

Consultancy and professional fees	9,788	185	9,603
Finance costs	1,135,964	23,561	1,112,404
Foreign exchange loss, net	17,597,732	416,638	17,181,094
General and administrative expenses	5,860,314	105,832	5,754,482
Income tax expense	557,648	17,298	540,350
Other income	8,213	144	8,069
Revenue	(13,824,274)	(296,861)	(13,527,413)
Selling and marketing expenses	2,209	39	2,170

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29 FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICIES (continued)

Liquidity risk

The Group limits its liquidity risk primarily from the funds generated from operations to settle supplier dues and provide the Group with sufficient funds to enable it to meet its financial obligations as they fall due.

The table below summarises the maturities of the Group’s undiscounted financial liabilities, based on contractual payment dates.

	On demand	Less than 3 months	3 months to 1 year	1 to 5 years	Total
	USD	USD	USD	USD	USD
December 31, 2023
Bank overdrafts	7,395	-	-	-	7,395
Lease liabilities	-	-	105,065	58,437	163,502
Trade and other payables	-	10,194,121	16,010,239	-	26,204,360
Amount due to related parties	-	-	1,097,997	-	1,097,997
Total	7,395	10,194,121	17,213,301	58,437	27,473,254

December 31, 2022
Bank overdrafts	3,756	-	-	-	3,756
Lease liabilities	-	-	188,245	168,799	357,044
Trade and other payables	-	12,311,919	14,210,320	-	26,522,239
Amount due to related parties	-	-	2,436,308	-	2,436,308
Total	3,756	12,311,919	16,834,873	168,799	29,319,347

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

The following table reflects the loss and share data used in the basic and diluted loss per share calculations:

	2023	2022	2021
	USD	USD	USD
			(recast)
Basic loss per share
Net loss attributable to the equity holders of the Parent	(15,813,351)	(61,019,350)	(17,786,681)
Shares used in computation:
Weighted-average shares outstanding	26,431,390	26,005,564	17,210,188

Basic net loss per share attributable to equity holders of the Parent	(0.60)	(2.35)	(1.03)

Diluted loss per share
Net loss attributable to the equity holders of the Parent	(15,813,351)	(61,019,350)	(17,786,681)
Shares used in computation:
Weighted-average shares outstanding	26,431,390	26,005,564	17,210,188

Diluted net loss per share attributable to equity holders of the Parent	(0.60)	(2.35)	(1.03)

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these consolidated financial statements.

Since the Group was in a loss position for the years ended 31 December 2023, 2022 and 2021, basic net loss per share was the same as diluted net income per share for the years presented. The potentially dilutive vested employee stock options (Note 20) were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive for the years presented, and the issuance of such shares is contingent upon the satisfaction of certain conditions which were not yet satisfied by 31 December 2023, 2022 and 2021.

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

The Private Warrants were valued using Black Scholes Model and the Shared-Based Payments were valued using Montecarlo Simulation, which are both considered to be a Level 3 fair value measurement. The primary unobservable inputs utilized in determining the fair value of the derivatives warrant liabilities and Shared-Based Payments are the expected volatility of our ordinary shares and risk-free rate.

33 SUBSEQUENT EVENTS

In January 2024, the management of the group and Sony Music Entertainment ME FZ-LLC made the strategic decision to initiate the liquidation of its investment in Vibe Music Arabia FZ-LLC, a joint venture that was previously recognized on the company’s balance sheet as of September 7, 2021. The decision was driven by performance consideration.

As a result of this decision, The Group anticipates recording a gain/loss on the liquidation of the investment in the upcoming financial statements. The estimated financial impact will be disclosed in the financial statements for the year ended December 31, 2024.

On April 1, 2024, the group closed a previously announced transaction with OSN Streaming Limited (“OSN”), an affiliate of Panther Media Group Limited, which operated the digital streaming service known as “OSN+” through another of its subsidiaries, Gulf DTH FZ-LLC, pursuant to that certain Transaction Agreement, dated as of November 21, 2023, by and between Anghami and OSN.

At the closing of the transaction, the group acquired from Gulf DTH FZ-LLC the contracts that are related to the OSN+ platform and entered into other agreements relating to the transfer and combination of the OSN+ platform with the business of the group. The OSN+ Contracts consist of contracts with technology and telecommunication companies, subscribers and various other commercial contracts. Upon the closing of the Transaction, the Company also acquired the subscriber relationships and revenues associated with all such OSN+ Contracts in effect as of the closing date.

In accordance with the terms of the Transaction Agreement, at the closing, OSN subscribed for 36,985,507 ordinary shares, par value USD 0.0001 per share of the group, in a private placement, for a total consideration comprised of: a cash payment of USD 38,000,000; and the value attributable to: (i)the OSN+ Contracts; and (ii) the intellectual property rights associated with the “OSN+” brand that were assigned by Gulf DTH FZ-LLC to Anghami FZ LLC, a subsidiary of the group. The number of Ordinary Shares subscribed for by OSN represented approximately 55.45% of the group’s outstanding Ordinary Shares as of the closing date.

Furthermore, pursuant to the Transaction Agreement, the group issued 13,426,246 warrants to OSN, for a total consideration amount of USD 1,025,765. Each warrant entitles the holder thereto to purchase one ordinary share for USD 11.50 per share on substantially similar terms to the group’s outstanding public warrants.