Form 20-F
period 2024-12-31
Anghami Inc
filed 2025-04-30
CIK 1871983

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-41263

ANGHAMI INC.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

16th Floor, Al-Khatem Tower
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi,

United Arab Emirates

(Address of principal executive offices)

Elias Habib

Chief Executive Officer
16th Floor, Al-Khatem Tower
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

Outstanding as of December 31, 2024: 66,864,696 Ordinary Shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

PART I

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting Anghami Inc. Factors that may impact such forward-looking statements include:

●	our ability to attract prospective users and to retain existing users;

●	competition for users, user listening time, user video streaming time, and advertisers;

●	risks associated with our expansion and our ability to manage our growth;

●	our ability to predict, recommend, and play content that our users enjoy;

●	our ability to effectively monetize the platform;

●	our ability to generate sufficient revenue to be profitable or to generate positive cash flow and grow on a sustained basis;

●	risks associated with the expansion of our operations including increased business, legal, financial, reputational, and competitive risks;

●	potential disputes or liabilities associated with content made available on our platform;

●	risks relating to the acquisition, investment, and disposition of companies or technologies;

●	our dependence upon third-party licenses for most of the content we stream;

●	our lack of control over the providers of our content and their effect on our access to music, video and other content;

●	our ability to comply with the many complex license agreements to which we are a party;

●	our ability to accurately estimate the amounts payable in relation to music content and royalty cost under our license agreements;

●	operational limitations due to the minimum guarantees required under certain of our music license agreements;

●	our ability to obtain accurate and comprehensive information about the compositions embodied in sound recordings in order to obtain necessary licenses or perform obligations under our existing license agreements;

●	new copyright legislation and related regulations that may increase the cost and/or difficulty of music licensing;

●	assertions by third parties of infringement or other violations by us of their intellectual property rights;

●	our ability to protect our intellectual property;

●	dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control;

●	potential breaches of our security systems;

●	interruptions, delays, or discontinuations in service in our systems or systems of third parties;

●	changes in laws or regulations affecting us;

●	risks relating to privacy and data security;

●	our ability to maintain, protect, and enhance our brand;

●	payment-related risks;

●	our ability to hire and retain key personnel;

●	our ability to accurately estimate our user metrics and other estimates;

●	risks associated with manipulation of stream counts and user accounts and unauthorized access to our services;

●	tax-related risks;

●	the concentration of voting power among our founders who have and will continue to have substantial control over our business;

●	risks related to our status as a foreign private issuer;

●	international, national or local economic, social or political conditions;

●	risks associated with accounting estimates, currency fluctuations and foreign exchange controls; and

●	impact of regional currency devaluation on our financial performance.

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

Summary of Risk Factors

Risks Related to Our Business Model, Strategy, and Performance

●	We face significant competition that may impact our ability to attract, retain, and monetize users effectively.

●	Our focus on innovation and long-term user engagement may not align with short-term market expectations.

●	Inability to prove the value of our ad offerings may harm advertising revenue and hinder growth.

●	We may face legal disputes or liabilities related to content on our platform.

●	Key content providers can unilaterally impact our access to music, video, and other media.

●	Complex license agreements and royalty structures make payment forecasting and compliance difficult.

●	Revenue share deals with telcos involve technical integrations and delayed credit terms, which may strain scalability and cash flow.

●	Service interruptions from internal or third-party systems could disrupt operations.

●	Compliance with evolving copyright, privacy, and data regulations may raise legal and operational costs.

●	Other risks include brand protection, payment processing, result volatility, internal control deficiencies, limited capital, macroeconomic shifts, currency fluctuations, and ongoing losses due to content guarantees and acquisition costs.

Risks Related to Intellectual Property

●	Third-party claims of intellectual property infringement or missing content/publishing licenses could materially harm our business, results, and financial condition.

●	Inaccuracies in user metrics, or the perception of unreliable data, could negatively impact our reputation and operations.

●	Attempts to manipulate stream counts or gain unauthorized access to platform features may undermine investor confidence and platform integrity.

Risks Related to Our Operations

●	Limited access to additional capital may restrict our ability to fund operations and growth, while undetected bugs or vulnerabilities in our products could damage our reputation and business.

●	Compliance with complex and evolving data privacy and security regulations may expose us to legal risks, increase costs, and impact our financial performance.

Risks Related to Tax

●	Complex and evolving tax regimes, audits, or legal changes—especially around digital taxation—could adversely impact our business, results, and financial condition.

Risks Related to Doing Business in Jurisdictions in Which We Operate

●	Geopolitical instability and economic uncertainty in the MENA region and broader Middle East may adversely affect our business operations and outlook.

Risks Related to Owning Our Securities

●	Our share price may remain volatile, and we do not anticipate paying cash dividends in the foreseeable future.

Risks Related to Our Status as a Foreign Private Issuer and a Controlled Company

●	As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules promulgated thereunder and the rights of our shareholders may differ from those of shareholders of a U.S. corporation.

●	We are organized under the laws of Cayman Islands and our assets are not located in the United States. It may be difficult for you to obtain or enforce judgments or bring original actions against us or the members of our board of directors in the United States.

Risks Related to Our Business Model, Strategy, and Performance

If our efforts to attract prospective users, retain existing users, and effectively monetize our products and services are not successful, our growth prospects and revenue will be adversely affected.

Our ability to grow our business and generate revenue depends on retaining, expanding, and effectively monetizing our total user base, including by increasing the number of Premium subscribers and the number of users on our free (“Ad-Supported”) service and finding ways to monetize content across the Anghami and OSN+ platforms. We must convince prospective users of the benefits of our platforms and our existing users of the continuing value of our platforms. Our ability to attract new Anghami and OSN+ users, retain existing users, and convert Anghami Ad-Supported Free service users to Premium subscribers depends in large part on our ability to continue to offer exceptional technologies and products, compelling content, superior functionality, and an engaging user experience. As consumer tastes and preferences change on the internet and with mobile devices and other internet-connected products, we will need to enhance and improve our existing service, introduce new features, and maintain our competitive position with additional technological advances and adaptable platforms. If we fail to keep pace with technological advances or fail to offer compelling product offerings and state-of-the-art delivery platforms to meet consumer demands, our ability to grow or sustain the reach of our service, attract and retain users, and increase Premium subscribers may be adversely affected.

In addition, in order to increase advertising revenue, we also seek to increase the music listening time of our Anghami Ad-Supported Free service users and the watching time of our OSN+ Standard with Ads service subscribers. The more content we stream, the more advertising inventory we will have to sell. Generally, any increase in active streaming user base increases the size and scope of user pools targeted by advertisers, which improves our ability to deliver relevant advertising to those users in a manner that maximizes our advertising customers’ return on investment. This, in turn, illustrates the effectiveness of our advertising solutions and justifies our pricing structure. If we fail to grow our active streaming user base on Ad-Supported plans, the amount of content streamed, and the listening and watching time spent by these users, we may be unable to grow revenue from advertisement. Moreover, since we primarily source Anghami Premium subscribers from the conversion of our Anghami Ad-Supported Free service users, any failure to grow the Anghami Ad-Supported Free service user base or convert them to Premium subscribers may negatively impact our revenue.

We face significant competition from companies that operate in the steaming video-based industry and entertainment video business generally and we compete with these companies for users, content providers and advertisers.

We face significant competition primarily from companies that operate in the streaming video-based industry and entertainment video business generally. Through new and existing distribution channels, consumers have increasing options to access entertainment video. Our competitors may compete with us in a variety of ways, including by obtaining exclusive distribution rights for popular content, conducting brand promotions and other marketing activities, and making acquisitions. The various economic models underlying these channels include subscription, transactional, ad-supported and piracy-based models. Some competitors charge nominal or no fees for access to their content, which could adversely affect demand for our Premium (4K) service. All of these have the potential to capture meaningful segments of the entertainment video market. Traditional providers of entertainment video, including broadcasters and cable network operators, as well as internet based e-commerce or entertainment video providers are increasing their streaming video offerings. Many of these competitors have long operating histories, large customer bases, strong brand recognition, exclusive rights to certain content, large content libraries, and significantly greater financial resources than we do, and in turn may be able to attract and retain more users, content partners and advertisers. Additionally, the traditional provider industry experiences consolidation and convergence, which has created competitors with greater scale and multiple product/service offerings. Our competitors may have more successfully marketed and promoted their programming packages and value-added services and may also be better equipped and have greater resources to increase their programming offerings and value-added services to respond to increasing consumer demand. We may be requited to make substantial additional investments in infrastructure to respond to competitive pressure to deliver enhanced programming and other value-added services, and there can be no assurance that we will be able to compete effectively with offerings from our competitors. If we are unable to successfully or profitably compete with current and new competitors, our business will be adversely affected, and we may not be able to increase or maintain market share, revenues or profitability.

Further, this increasingly competitive environment may require us to increase subscriber acquisition and retention spending or accept lower subscriber activations and higher subscriber churn. Increasingly, we must seek to attract a greater proportion of new subscribers from our competitors’ existing subscriber bases rather than from first-time purchasers of video streaming services. In addition, because our competitors may be seeking to attract a greater proportion of their new subscribers from our existing subscriber base, we may be required to increase retention spending and/or provide greater discounts or credits to acquire and retain subscribes who may spend less on our services.

We compete for a share of advertisers’ overall marketing budgets and with other content providers. See “Risk Factors—Risks Related to our Operations—We face and will continue to face competition for Ad-Supported Free service users, Premium subscribers, and user streaming time.”

Our competitors may be able to leverage their relationships with creators to reduce their content costs and/or offer exclusive content that will place them at a competitive advantage.

The cost of content represents the largest percentage of our overall costs. Certain of our competitors own, partner with, and/or are affiliated with companies that produce or control content, which may enable them to obtain lower content costs or offer exclusive content that may be attractive to prospective or existing subscribers. Unlike our larger competitors, we have not made significant investments in content production or ownership. In addition, certain content owners have begun offering more of their content directly to consumers, including, but not limited to, exclusive and non-exclusive offerings. As a result, it may be more difficult for us to obtain access to such content on nondiscriminatory and fair terms, or at all.

Our ability to attract and retain video streaming users depends significantly on the strength of our content slate and the effectiveness of our marketing efforts.

The performance of our video streaming business is closely tied to the appeal and timing of the content available on our platform, as well as our ability to promote that content effectively. Consumer interest in video tends to be driven by standout titles, which can lead to surges in user acquisition and engagement, but may also result in periods of lower activity between major releases. This dynamic makes the video business more susceptible to seasonality and content-driven volatility than other categories, such as music. Additionally, video users often exhibit higher churn compared to music users, as their subscription decisions are more frequently influenced by the availability of specific shows or movies. If our content slate does not consistently resonate with audiences, or if our marketing efforts fail to generate sufficient awareness and interest, we may face challenges in growing and retaining our video user base, which could negatively impact our business. If we are unable to manage the complexity of our global operations and continue to grow internationally because of these obstacles, our business, operating results, and financial condition could be adversely affected.

If we are unable to grow and retain OSN+ 4K Premium subscribers, our revenue and profitability could be adversely affected.

OSN+ offers a range of subscription tiers, including a 4K Premium tier that provides enhanced video quality and additional features. Our ability to grow and retain subscribers at this highest tier is critical to improving average revenue per user and overall profitability. However, competition from global and regional streaming platforms, many of which bundle premium offerings or offer competitive pricing, may limit our ability to scale this segment. Consumer sensitivity to subscription costs, especially in price-conscious markets, may further impact adoption. If we are unable to effectively communicate the value of the Premium tier, differentiate our content offering, or align pricing with market expectations, growth in this segment may fall short, which could affect revenue and long-term margins for the OSN+ business.

We rely on our content license with OSN Group to provide our video streaming products to us, and the inability of OSN to secure licenses for content to meet our needs could have a negative effect on our business.

Anghami has entered into a content licensing agreement with OSN Group, under which OSN sublicenses OSN+ video streaming content to Anghami for distribution via the OSN+ app. In return, Anghami pays a fixed fee. Anghami does not have direct agreements with the original content providers. If OSN is unable to meet our needs, we may lose access to certain content. This could result in decreased numbers of OSN+ subscribers, and our business, financial condition and results of operations may be negatively affected.

Our business emphasizes rapid innovation and prioritizes long-term user engagement over short-term financial conditions or results of operations. That strategy may yield results that sometimes do not align with the market’s expectations. If that happens, our stock price may be negatively affected.

Our business is growing and becoming more complex, and our success depends on our ability to quickly develop and launch new and innovative products. We believe our culture fosters this goal. Our focus on innovations and quick reactions could result in unintended outcomes or decisions that may be poorly received by our users, advertisers, or partners. We have made, and expect to continue to make, significant investments to develop and launch new products, services, and initiatives, which may involve significant risks and uncertainties, including the fact that such offerings may not be commercially viable for an indefinite period of time or at all, or may not result in adequate return of capital on our investments. There can be no assurance that such new offerings will be successful and will not adversely affect our reputation, operating results, and financial condition. Our culture also prioritizes our long-term user engagement over short-term financial conditions or results of operations. We frequently make decisions that may reduce our short-term revenue or profitability if we believe that the decisions benefit the overall user experience and will thereby improve our financial performance over the long term. These decisions may not produce the long-term benefits that we expect, in which case our user growth and engagement, our relationships with advertisers and partners, as well as our business, operating results, and financial condition could be adversely affected.

The rise of generative Artificial Intelligence in music and video may disrupt content value, user trust, and rights-holder relationships, adversely affecting our business

The growing use of generative artificial intelligence (“AI”) in music and video creation presents emerging risks, particularly for the music segment. A rising share of global music uploads are now AI-generated, raising concerns around copyright infringement, authenticity, and fair compensation. Many AI models are trained on copyrighted content without consent, resulting in ongoing litigation against AI music startups. The unchecked spread of synthetic music may devalue licensed content, disrupt recommendation algorithms, and erode user trust—impacting engagement and partnerships with rights holders.

While OSN+, our video streaming service, is less directly exposed due to its curated content model, generative AI still poses long-term risks to the industry. These include shifts in production practices, uncertainty around rights to AI-assisted works, and potential competition from low-cost, AI-generated programming.

We may not be able to generate sufficient revenue to be profitable, or to generate positive cash flow on a sustained basis. In addition, our revenue growth rate may decline.

If we cannot successfully earn revenue at a rate that exceeds the operational costs, including royalty and other licensing and content expenses, associated with our platform, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis.

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

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve profitability. We expect to continue to expend substantial financial and other resources on:

●	securing top quality audio content from leading record labels, distributors, aggregators, and podcast creators, as well as the publishing right to any underlying musical compositions, and maintaining and effectively promoting a strong slate of video content;

●	creating new forms of original content that resonate with audiences;

●	our technology infrastructure, including website architecture, development tools, scalability, availability, performance, security, and disaster recovery measures;

●	research and development, including investments in our research and development team and the development of new features;

●	sales and marketing; and

●	general administration, including legal, finance, and other central support functions that are core to the successful functioning of our business.

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

In addition, we enter into multi-year commitments for original content that we produce or commission. Given the multiple-year duration and largely fixed-cost nature of such commitments, if our user growth and retention do not meet our expectations, our margins may be adversely impacted. Payment terms for certain content that we produce, or commission will typically require more upfront cash payments than other content licenses or arrangements whereby we do not pay for the production of such content. To the extent our user and/or revenue growth do not meet our expectations, our liquidity and results of operations could be adversely affected as a result of such content commitments. The long-term and fixed-cost nature of certain original content commitments may also limit our flexibility in planning for or reacting to changes in our business, as well as our ability to adjust our content offering if our users do not react favorably to the content we produce. Any such event could adversely impact our business, operating results, and financial condition.

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

With respect to mechanical rights, in Algeria, Bahrain, Egypt, Iraq, Jordan, Kuwait, Lebanon, Libya, Morocco, Oman, Palestine, Qatar, Saudi Arabia, Sudan, Tunisia and UAE (together, our “MENA Operating Area”), we pay various rights owners through a ratemaking process conducted on a case-by-case basis based on negotiating each deal. There are cases of publishing deals which are represented by bodies that combine both mechanical and public performance rights. For example, SOLAR represents mechanical rights of Sony Music Publishing and public performance rights from PRS and International Copyright Enterprise Services Limited among others. Since in many countries in the Middle East & North Africa (“MENA Region”), there are no collection societies, we cannot guarantee that our licenses with the existing few collecting societies and/or our direct licenses with publishers provide full coverage for all of the musical compositions we make available to our users in such countries. Consequently, there is a fragmented copyright licensing landscape which leads to publishers, songwriters, and other rights holders choosing not to be represented by collecting societies. This adversely impacts our ability to secure favorable licensing arrangements in connection with musical compositions that such rights holders own or control, including increasing the costs of licensing such musical compositions, or subjects us to significant liability for copyright infringement.

In the United States, the rates we incur for mechanical rights are a function of ratemaking procedure conducted by an administrative agency, Copyright Royalty Board. The most recent proceeding before the Copyright Royalty Board (the “Phonorecords IV Proceedings”) set the rates for the Section 115 compulsory license for calendar years 2023 to 2027. The Copyright Royalty Board issued its initial written determination on January 26, 2018, and set up the Mechanical Licensing Collective (the “MLC”). The MLC is a nonprofit organization designated by the U.S. Copyright Office pursuant to the Music Modernization Act of 2018. In January 2021, the MLC began administering blanket mechanical licenses to eligible streaming and download services (digital service providers or DSPs) in the United States. Through this we obtained a blanket license for mechanical rights in the U.S. The MLC collects the royalties due under those licenses from the DSPs and pay songwriters, composers, lyricists, and music publishers. We currently believe that the current rates will not materially impact our business, operating results, and financial condition in the U.S. as although the U.S. is our biggest market outside of the MENA Operating Area, it is currently not a significant market. However, if we do decide to expand our business (with both Arabic and international music) in the U.S., and we do not grow in revenues and users as expected or if the rates are modified to be higher than the proposed rates, our content acquisition costs could increase and impact our ability to obtain content on pricing terms favorable, which could negatively harm our business, operating results, and financial condition and hinder our ability to provide interactive features in our services, or cause one or more of our services not to be economically viable in the U.S.

In the U.S., performing rights organizations (“PROs”) generally provide public performance rights. PROs negotiate blanket licenses with copyright users for the public performance of compositions, collect royalties, and distribute those royalties to rights owners. The royalty rates that apply to us today may be subject to changes in the future. Licenses provided by two of these PROs, the American Society of Composers, Authors and Publishers and Broadcast Music, Inc. are governed by consent decrees which are subject to terms that could be unfavorable to us in the future. This could affect our financial viability in the future in the U.S.

We cannot guarantee that our licenses with collecting societies and our direct licenses with publishers provide full coverage for all of the musical compositions that we make available on our platform.

There also is no guarantee that we have or will have all of the licenses we need to stream content, as the process of obtaining such licenses involves many rights holders, some of whom are unknown. There are a myriad of complex legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed. Additionally, there is a risk that aspiring rights holders, their agents, or legislative or regulatory bodies will create or attempt to create new rights that could require us to enter into license agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify. See also “Risk Factors — Risks Related to Our Business Model, Strategy, and Performance— Difficulties in obtaining accurate and comprehensive information necessary to identify the compositions embodied in sound recordings on our platform and the ownership thereof may impact our ability to perform our obligations under our licenses, affect the size of our catalogue, impact our ability to control content acquisition costs, and lead to potential copyright infringement claims.”

Further, we cannot guarantee that such agreements will continue to be renewed indefinitely. For example, from time to time, license agreements with certain rights holders and/or their agents may expire while we are still negotiating their renewals, and, per industry customs and practice, we may enter into brief contract extension (for example, month-, week-, or even days-long) and/or continue to operate as if the license agreement had been extended. During these periods, we may not have assurance of long-term access to such rights holders’ content, which could have a material adverse effect on our business and could lead to potential copyright infringement claims. It also is possible that such agreements will never be renewed at all. The lack of renewal, or termination, of one or more of our license agreements, or the renewal of a license agreement on less favorable terms, also could have a material adverse effect on our business, financial condition, and results of operations.

We are a party to many music license agreements which are complex and impose numerous obligations upon us which may make it difficult to operate our business, and a breach of such agreements could adversely affect our business, operating results, and financial condition.

Our music license agreements are primarily complex and impose numerous obligations on it, including obligations to, among other things:

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

We rely on music rights holders, over whom we have no control, for the content we make available on our service. We cannot guarantee that these parties will always choose to license to it. The music industry has a high level of concentration, which means that one or a small number of entities may, on their own, take actions that adversely affect our business. For example, with respect to sound recordings, the music licensed to us under our agreements with Universal Music Group, Sony Music Entertainment, and Warner Music Group, constitutes a large portion of music consumed on our service. For the year ended December 31, 2024, this content accounted for more than a third of streams.

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

Under our license agreements, we have to pay a royalty to record labels, music publishers, and other copyright owners in order to stream content. The determination of the amount and timing of such payments is complex and subject to a number of variables, including the revenue generated, the type of content streamed and the country in which it is streamed, the service tier such content is streamed on, identification of the appropriate license holder, size of user base, ratio of Ad-Supported Free service users to Premium subscribers, and any applicable advertising fees, app stores and telecom operators fees and discounts, among other variables.

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

Minimum guarantees required under certain of our music license agreements for sound recordings and underlying musical compositions may limit our operations and may adversely affect our business, operating results, and financial condition.

Certain of our license agreements for sound recordings and musical compositions (both for mechanical rights and public performance rights) contain minimum guarantees and/or require that we make minimum guarantee payments. Such minimum guarantees related to content acquisition costs are not always tied to our number of music users, music Premium subscribers, or the number of sound recordings and musical compositions used on our service. Accordingly, our ability to achieve and sustain profitability and operating leverage on our service depends, in part, on our ability to increase revenue through increased sales of Premium service and advertising sales on terms that maintain an adequate gross margin. The duration of license agreements that contain minimum guarantees is typically between one and two years, but Premium subscribers may cancel their subscriptions at any time. If our forecasts of Premium subscriber acquisition do not meet our expectations or the number or advertising sales decline significantly during the term of the license agreements, our margins may be materially and adversely affected. To the extent Premium service revenue growth or advertising sales do not meet our expectations, our business, operating results, and financial condition also could be adversely affected as a result of such minimum guarantees. In addition, the fixed cost nature of these minimum guarantees may limit our flexibility in planning for, or reacting to, changes in our business and the market segments in which we operate.

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

Comprehensive and accurate ownership information for the musical compositions embodied in sound recordings is often unavailable to us or difficult or, in some cases, impossible for us to obtain, often because such information is withheld by the owners or administrators of such rights. We currently rely on the assistance of third parties to determine this information. If the information provided to us or obtained by such third parties does not comprehensively or accurately identify the ownership of musical compositions, or if we are unable to determine which musical compositions correspond to specific sound recordings, it may be difficult or impossible to identify the appropriate rights holders to whom to pay royalties. This may make it difficult to comply with the obligations of any agreements with those rights holders.

These challenges, and others concerning the licensing of musical compositions embodied in sound recordings on our service, may subject us to significant liability for copyright infringement, breach of contract, or other claims.

If our security systems are breached, we may face civil liability, and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract and retain our users, advertisers, content providers, and other business partners.

Techniques used to gain unauthorized access to data and software are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to data pertaining to our users, including credit card and debit card information and other personal data about our users, business partners, and employees. Like all internet services, our service, which is supported by our own systems and those of third parties that we work with, is vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, or other attacks and similar disruptions from unauthorized use of our and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access to personal data. Computer malware, viruses, computer hacking, and phishing attacks have become more prevalent in the music subscription industry and may occur on our systems in the future. Because of our prominence, we believe that we are a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and ability to retain existing users and attract new users. Although we have developed systems and processes that are designed to protect our data and user data, to prevent data loss, to disable undesirable accounts and activities on the platform, and to prevent or detect security breaches, such measures may not provide absolute security, may fail, or may fail to stop such data loss or activities, and they may incur significant costs in protecting against or remediating cyber-attacks.

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

Our ability to provide our service is dependent upon our ability to license intellectual property rights to sound recordings and the musical compositions embodied therein, as well as related content such as album cover art and artist images. Following the OSN+ transaction, we also offer video streaming services and sublicense this content from OSN Group. Various laws and regulations govern the copyright and other intellectual property rights associated with sound recordings, musical compositions and video content. Existing laws and regulations are evolving and subject to different interpretations, and various legislative or regulatory bodies may expand current or enact new laws or regulations. See “Risk Factors — Risks Related to Our Business Model, Strategy, and Performance— Difficulties in obtaining accurate and comprehensive information necessary to identify the compositions embodied in sound recordings on our service and the ownership thereof may impact our ability to perform our obligations under our licenses, affect the size of our catalogue, impact our ability to control content acquisition costs, and lead to potential copyright infringement claims.”

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

We currently own the www.anghami.com and www.osnplus.com internet domain names and various other related domain names. Internet   regulatory bodies generally regulate domain names. If we lose the ability to use a domain name in a particular country, we may be forced either to incur significant additional expenses to market our service within that country or, in extreme cases, to elect not to offer our service in that country. Either result could harm our business, operating results, and financial condition. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize our brand names in the United States or other countries in which we may conduct business in the future.

Litigation or proceedings before governmental authorities and administrative bodies may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trademarks, trade secrets, and domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results. Additionally, changes in law may be implemented, or changes in interpretation of such laws may occur, which may affect our ability to protect and enforce our patents and other intellectual property.

Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and business.

We regularly review key metrics related to the operation of our business, including, but not limited to, active users, Premium subscribers, Subscription Average Revenue per User, unit economics and EBITDA, to evaluate growth trends, measure performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third-party. These numbers were not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC, or the applicable guidelines for the preparation and presentation of financial statements. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our service is used across large populations globally. For example, we believe that there are individuals who have multiple Anghami accounts, which can result in an overstatement of active users. Errors or inaccuracies in metrics or data could result in incorrect business decisions and inefficiencies.

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. In connection with the audit of our consolidated financial statements for the years ended December 31, 2023, and 2024, Anghami and our independent registered public accounting firm identified certain material weaknesses in our internal controls over financial reporting.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal controls covering financial reporting, such that there is a reasonable possibility that a material misstatement of the financial statements will not be detected or prevented on a timely basis.

In 2024, the material weaknesses identified related to:

●	Lack of sufficiently skilled personnel with requisite IFRS and Securities Exchange Commission (“SEC”) reporting knowledge and experience;

●	Lack of sufficient entity level controls and sufficiently designed internal controls and financial reporting policies and procedures including segregation of duties, and

●	Lack of design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of Anghami’s consolidated financial statements.

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

Following the identification of the material weaknesses, Anghami has begun taking measures, and we will continue to take measures to remediate these control deficiencies. Measures to rectify the weaknesses and deficiencies include the implementation of an ERP, hiring outside consultants, providing technical training for our employees, and hiring internal auditors. Additionally, management is planning to introduce technical IFRS training namely for IFRS 15 (revenue recognition), IFRS 2 (share-based compensation), IFRS 9 (Financial Instruments), IAS 37 (provisions, contingent liabilities and contingent assets), and IAS 38 (Intangible Assets). In addition, we have hired public accountants to assist us with accounting documentation, enhancing reporting requirements and develop internal policies and procedures. In 2022, we implemented Code of Ethics and Corporate Governance Guidelines in relation industry best practices. Following the OSN+ transaction in 2024, we now benefit from an internal audit function that plays a key role in strengthening our financial oversight and ensuring the consistent application of best practices in internal controls and compliance.

Furthermore, we have strengthened and developed our procurement function, implementing a procurement system that enforces control mechanisms to ensure spending aligns with monthly budgets and adheres to a robust Delegation of Authority framework. In addition, we continue to enhance financial discipline through detailed monthly budgets, which are subject to executive committee approval. Project performance is reported on a monthly basis, enabling the executive committee to monitor outcomes and adjust course as needed.

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

We are an international company with offices in UAE, Saudi Arabia, Egypt and Lebanon. As a result of this organizational structure and the scope of our operations, we are subject to a variety of laws in different countries. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting. Additionally, as our business grows and evolves, we will become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject.

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

We believe that our future success is highly dependent on the talents and contributions of our senior management, Co-founders Elias Habib and Edgard Maroun, members of our executive team, and other key employees, such as key engineering, finance, marketing, and sales personnel. Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. Certain members of our senior management are free to terminate their employment relationship at any time, and their knowledge of our business and industry may be difficult to replace. Qualified individuals are in high demand, particularly in the digital media industry, and we may incur significant costs to attract them. If we are unable to attract and retain senior management and key employees, we may not be able to achieve our strategic objectives, and our business could be harmed.

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

Our warrants are exercisable for one ordinary share at an exercise price of $11.50 per ordinary share. The closing price of our ordinary shares on the Nasdaq on December 31, 2024 was  $0.82 per ordinary share. As of such date, because the exercise price exceeded the price of our ordinary shares, our warrants were “out-of-the-money,” and we believe that it is unlikely that any warrant holder would exercise any warrants at a time when the warrants are out-of-the-money. The exercise of our warrants is discretionary by the warrant holder. Accordingly, there can be no assurance that the warrant holders will elect to exercise any or all of the warrants. To the extent that any of the warrant holders elect not to exercise their warrants or their warrants are exercised on a “cashless basis,” as may be permitted in certain circumstances, the amount of cash we would receive from the exercise of the warrants will decrease. It is also possible that we may receive no money from the exercise of our warrants.

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

We face and will continue to face competition for Ad-Supported Free music service users, music Premium subscribers, and user streaming time.

We compete for the time and attention of our users with other content providers on the basis of a number of factors, including quality of experience, relevance, diversity of content, ease of use, price, accessibility, perception of advertising load, brand awareness, and reputation. We compete with providers of on-demand music and video, which is purchased or available for free and playable on mobile devices and in the home. These forms of media may be purchased, downloaded, and owned such as iTunes audio files, other VOD stores, or DVDs, or accessed from subscription or free online on-demand offerings by music and video providers or content streams from other online services. We face increasing competition for users from a growing variety of businesses, including other subscription music services around the world, many of which offer services that are similar to our service, that deliver music and video content over the internet, through mobile phones, and through other wireless devices. Many of our current or future competitors are already entrenched or may have significant brand recognition in a particular region or market in which we operate or seek to penetrate. We also compete with providers of internet radio both online and through connected mobile devices—for music, as well as with linear TV providers for video. These providers may offer more extensive content libraries than we offer, and some may have a broader international offering than ours.

We also believe that companies with a combination of technical expertise, brand recognition, financial resources, and digital media experience also pose a significant threat of developing competing on-demand music and video distribution technologies. In particular, if known incumbents in the digital media space choose to offer competing services, they may devote greater resources than we have available, have a more accelerated time frame for deployment, and leverage their existing user base and proprietary technologies to provide services that our users and advertisers may view as superior. Furthermore, international players such as Spotify, YouTube, Amazon Prime, Netflix, Apple, Disney, and local players like Sahid, TOD, and others, offer competing services that may negatively impact our business, operating results, and financial condition. Our current and future competitors may have higher brand recognition, more established relationships with music and other content licensors and mobile device manufacturers, greater financial, technical, and other resources, more sophisticated technologies, and/or more experience in the markets. In addition, Apple and Google also own application store platforms and are charging in-application purchase fees, which are not being levied on their own applications, thus creating a competitive advantage for themselves against us. As the market for on-demand music on the internet and mobile and connected devices increases, new competitors, business models, and solutions are likely to emerge.

We also face significant competition for users from companies promoting their own digital music and video content online or through application stores, including several large, well-funded, and seasoned participants in the digital media market. The websites and mobile applications of our competitors may rank higher than our website and our mobile application, and our application may be difficult to locate in mobile device application stores, which could draw potential users away from our service and toward those of our competitors. In addition, some of the competitors, including Apple, Amazon, and Google, have developed, and are continuing to develop, devices for which their music streaming service is preloaded, creating a visibility advantage. If we are unable to compete successfully for users against other digital media providers by maintaining and increasing our presence and visibility online, on mobile devices, and in application stores, our number of Premium subscribers and songs streamed on our service may fail to increase or may decline and subscription fees and advertising sales may suffer. See “Risk Factors — Risks Related to Our Business Model, Strategy, and Performance— If our efforts to attract prospective users, retain existing users, and effectively monetize our products and services are not successful, our growth prospects and revenue will be adversely affected” and “Risk Factors—Risks Related to Our Business Model, Strategy, and Performance—We face significant competition from companies that operate in the steaming video-based industry and entertainment video business generally and we compete with these companies for users, content providers and advertisers.”

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

Since our inception, we have incurred significant operating losses. For the years ended December 31, 2024, and 2023, our operating losses were $62,139,512 and $14,557,807, respectively. Historically, we have incurred significant costs to license content and continue to pay royalties to music labels, publishers, and other copyright holders. Starting in 2024, following the OSN+ transaction, substantial video content costs have further contributed to our annual losses. If we are unable to scale our revenue meaningfully, it will hinder our ability to achieve profitability or generate sustained positive cash flow.

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

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve profitability. We expect to continue to expend substantial financial and other resources on:

●	securing top quality audio and video content from leading music labels, distributors, aggregators, as well as the publishing right to the underlying musical compositions;

●	creating new forms of original content;

●	our technology infrastructure, including website architecture, development tools, scalability, availability, performance, security, and disaster recovery measures;

●	research and development, including investments in our research and development team and the development of new features; and

●	sales and marketing;

●	general administration, including legal and accounting expenses, related to being a public company.

These investments may not result in increased revenue or growth in our business. If we fail to continue to grow our revenue and overall business, our business, operating results, and financial condition could be harmed.

Our ability to increase the number of users will depend in part on our ability to distribute our service, which may be affected by third-party interference beyond our control.

The use of our service depends on the ability of our users to access the internet, our website, and the Anghami and OSN+ apps. Enterprises or professional organizations, including governmental agencies, could block access to the internet, our website, and the Anghami and OSN+ apps for a number of reasons such as security or confidentiality concerns or regulatory reasons that could adversely impact our user base.

Additionally, we distribute our applications via smartphone and tablet application download stores managed by Amazon, Apple, Google, and Microsoft, among others. Certain of these companies are now, and others may in the future become, our competitors, and could stop allowing or supporting access to our service through their products, could allow access for us only at an unsustainable cost, or could make changes to the terms of access in order to make our service less desirable or harder to access, for competitive reasons.

We rely on advertising revenue from our Ad-Supported Free music service and our video Ad Tier subscription service, and any failure to convince advertisers of the benefits of the Ad-Supported Free music service and video Ad Tier subscription in the future could harm our business, operating results, and financial condition.

Our ability to attract and retain advertisers, and ultimately to generate advertising revenue, depends on a number of factors, including:

●	increasing the number of hours Ad-Supported Free music service users and video Ad Tier subscribers spend listening to music, watching video content or otherwise engaging with content;

●	increasing the number of Ad-Supported Free music service users and video Ad Tier subscribers;

●	keeping up with advancements in technology;

●	competing effectively for advertising dollars from other online and mobile music streaming and media companies;

●	maintaining and growing relationships with marketers, agencies, and other demand sources who purchase advertising inventory from us; and

●	continuing to develop and diversify our advertisement platform, which currently includes delivery of advertising products through multiple delivery channels, including traditional computers, mobile, and other connected devices.

We may not succeed in capturing a greater share of our advertisers’ core marketing budgets, particularly if we are unable to achieve the scale, reach, products, and market penetration necessary to demonstrate the effectiveness of our advertising solutions, or if our advertising model proves ineffective or not competitive when compared to other alternatives and platforms through which advertisers choose to invest their budgets. Failure to grow the user and subscriber base of the Ad-Supported Free music service and the video Ad Tier subscription, and to effectively demonstrate the value of these services to advertisers could result in loss of, or reduced spending by, existing or potential future advertisers, which would materially harm our business, operating results, and financial condition.

Negative media coverage could adversely affect our business.

We receive a high degree of media coverage in the MENA Operating Area. Unfavorable publicity regarding, for example, payments to music labels, publishers, artists, and copyright owners, our privacy practices, terms of service, service changes, service quality, litigation or regulatory activity, government surveillance, the actions of our advertisers, the actions of our developers whose services are integrated with our service, the use of our service for illicit, objectionable, or illegal ends, the actions of any users, the quality and integrity of content shared on our service, or the actions of other companies that provide similar services to it, could materially adversely affect our reputation. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our user base and result in decreased revenue, which would materially adversely affect our business, operating results, and financial condition.

Our business depends on a strong brand, and any failure to maintain, protect, and enhance the brand would hurt our ability to retain or expand our base of users, Premium subscribers, and advertisers.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting, and enhancing the “Anghami” brand is critical to expanding our base of Ad-Supported Free music service users, Premium subscribers, and advertisers. With the OSN+ transaction, we have also added the “OSN+” brand to our portfolio—a well-established and trusted name in video streaming across the MENA region—which further strengthens our positioning and brand recognition in the broader digital entertainment space. Maintaining, protecting, and enhancing our brand will depend largely on our ability to continue to develop and provide an innovative and high-quality experience for our users and to attract advertisers, content owners, mobile device manufacturers, and other consumer electronic product manufacturers to work with us, which we may not do successfully. If we do not successfully maintain a strong brand, our business could be harmed.

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

Various regulations related to privacy and data security concerns pose the threat of lawsuits and other liability, which requires us to expend significant resources, and may harm our business, operating results, and financial condition.

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

We may find it necessary or desirable to join self-regulatory bodies or other privacy-related organizations that require compliance with their rules pertaining to privacy and data security. We also may be bound by contractual obligations that limit our ability to collect, use, disclose, share, and leverage user data and to derive economic value from it. New laws, amendments to, or reinterpretations of existing laws, rules of self-regulatory bodies, industry standards, and contractual obligations, as well as changes in our users’ expectations and demands regarding privacy and data security, may limit our ability to collect, use, and disclose, and to leverage and derive economic value from user data. Restrictions on our ability to collect, access and harness user data, or to use or disclose user data or any profiles that we develop using such data, may require us to expend significant resources to adapt to these changes.

This would in turn limit our ability to stream personalized music content to our users and offer targeted advertising opportunities to our Ad-Supported Free service users.

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

We accept payments using a variety of methods, including credit and debit card transactions. For credit and debit card payments, we pay interchange and other transaction fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our Premium Service, which could cause us to lose Premium subscribers and subscription revenue or suffer an increase in our costs without a corresponding increase in the price we charge for our Premium Service. In either case, our business, operating results, and financial condition could be negatively affected.

We rely on third-party service providers for payment processing services. Our business could be materially disrupted if these third-party service providers become unwilling or unable to provide these services to us. If we or our service providers for payment processing services have problems with our billing software, or the billing software malfunctions, it could have a material adverse effect on our user satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our Premium subscriber’s credit cards on a timely basis or at all, our business, financial condition, and results of operations could be materially adversely affected.

We are also subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it more difficult for us to comply. Any failure to comply with these rules or requirements may subject us to higher transaction fees, fines, penalties, damages, and civil liability, and may result in the loss of our ability to accept credit and debit card payments. Further, there is no guarantee that, even if we are in compliance with such rules or requirements, such compliance will prevent illegal or improper use of our payment systems or the theft, loss, or misuse of data pertaining to credit and debit cards, credit and debit card holders, and credit and debit card transactions. Certain payment card associations have proposed additional requirements for trial offers for automatic renewal subscription services, which may hinder our ability to attract or retain Premium subscribers.

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

We accept payments through various payment solution providers, such as Telco integrated billings and prepaid codes vendors. These payment solution providers provide services to us in exchange for a fee and settlement terms, which may be subject to change, impacting our profitability and cash position. Furthermore, we rely on their accurate and timely reports on sales and redemptions. If such accurate and timely reports are not being provided, it will affect the accuracy of our reports to our licensors and the accuracy of our financial reporting. In addition, our ability to provide subscription service depends on the performance of such payment solution providers. If these service providers face technical issues that result in service downtime, our ability to generate subscription revenue could be adversely impacted.

Emerging industry trends in digital advertising may pose challenges for our ability to forecast or optimize our advertising inventory, which may adversely impact the Ad-Supported Free music service revenue and video Ad Tier subscription.

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

Our revenue and operating results could vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In addition to other risk factors discussed herein, factors that may contribute to the variability of our quarterly and annual results include:

●	our ability to retain current user base and to increase users’ engagement and time spent streaming content;

●	our ability to effectively manage growth;

●	our ability to attract and retain existing advertisers and prove that our advertising products are effective enough to justify a pricing structure that is profitable;

●	the effects of increased competition on our business;

●	our ability to keep pace with changes in technology and competitors;

●	lack of accurate and timely reports and invoices from rights holders and partners;

●	interruptions in service, whether or not we are responsible for such interruptions, and any related impact on our reputation;

●	our ability to pursue and appropriately time our entry into new geographic or content markets and, if pursued, our management of this expansion;

●	costs associated with defending any litigation, including intellectual property infringement litigation;

●	the impact of general economic conditions on our revenue and expenses; and

●	changes in regulations affecting our business.

Seasonal variations in user and marketing behavior also may cause fluctuations in our financial results. We expect to experience some effects of seasonal trends in user behavior due to increased internet usage and sales of streaming service subscriptions and devices during holiday periods, such as New Year’s Eve, Eid, and Christmas. We also may experience higher advertising sales during such increased usage periods and incur greater marketing expenses as we attempt to attract new users and Premium subscribers. On the other hand, we expect to experience some effects of seasonal trends in user behavior due to decreased consumer consumption during Ramadan. In addition, expenditures by advertisers tend to be cyclical and are often discretionary in nature, reflecting overall economic conditions, the economic prospects of specific advertisers or industries, budgeting constraints and buying patterns, and a variety of other factors, many of which are outside our control.

If currency exchange rates fluctuate substantially in the future, the results of our operations could be adversely affected.

We remain exposed to currency fluctuations, particularly in Egypt and Lebanon.

In Egypt, the Egyptian Pound (EGP) experienced further devaluation in 2024, with the USD/EGP rate weakening from 30.7 on January 1 to approximately 50.8 by December 31 — a drop of nearly 40%. This sharp decline has had a significant adverse impact on our revenue in Egypt, which remains our largest market. In response, we have adjusted pricing on key Telco plans to partially help offset the currency impact.

In Lebanon, while the Lebanese Pound (LBP) underwent steep devaluation in previous years, it has remained relatively stable throughout 2024, averaging around 90,000 LBP per USD. This stability has allowed for more predictable financial planning in that market.

We continue to monitor these currencies closely. While we have explored limited hedging strategies to manage foreign exchange risk, such measures are not expected to fully eliminate the potential impact on our operating results.

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

Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. To the extent that overall economic conditions reduce spending on discretionary activities, our ability to retain current and obtain new Premium subcribers could be hindered, which could reduce our subscription revenue and negatively impact our business.

Risks Related to Tax

We are a multinational company that faces complex taxation regimes in various jurisdictions. Audits, investigations, and tax proceedings could have a material adverse effect on our business, operating results, and financial condition.

We are subject to income and non-income taxes in numerous jurisdictions. Income tax accounting often involves complex issues, and judgment is required in determining our worldwide provision for income taxes and other tax liabilities, if any. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax reserves as well as tax liabilities going forward. In addition, the application of withholding tax, value added tax, goods and services tax, sales tax and other non-income taxes is not always clear, and we may be subject to tax audits relating to such withholding or non-income taxes. We believe that our tax positions are reasonable and that the tax reserves are adequate to cover any potential liability. However, tax authorities in certain jurisdictions may disagree with our position, including the propriety of our related party arm’s length transfer pricing policies and the tax treatment of corresponding expenses and income. If any of these tax authorities were successful in challenging our positions, we may be liable for additional income tax and penalties and interest related thereto in excess of any reserves established therefor, which may have a significant impact on our results and operations and future cash flow. Additionally, changes in tax laws, treaties, or regulations or their interpretation or enforcement are unpredictable. Any of these occurrences could have a material adverse effect on the results of our operations and financial condition.

The IRS may not agree that we should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

For U.S. federal income tax purposes, a corporation is generally considered to be a tax resident in the jurisdiction of organization or incorporation. Accordingly, because we are incorporated under the laws of the Cayman Islands, we are classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) provides an exception to this general rule under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. If we were to be treated as a U.S. corporation for U.S. federal income tax purposes, we could be subject to substantial liability for additional U.S. income taxes, and the gross amount of any dividend payments to our non-U.S. holders could be subject to U.S. withholding tax.

Further, the rules for determining ownership under Section 7874 are complex, unclear and the subject of ongoing regulatory change. Accordingly, there can be no assurance that the U.S. Internal Revenue Service (the “IRS”) would not assert a contrary position to those described above or that such an assertion would not be sustained by a court in the event of litigation.

If we are or become a passive foreign investment company for United States federal income tax purposes for any taxable year, U.S. holders of ordinary shares could be subject to adverse United States federal income tax consequences.

If we are or become a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder holds ordinary shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. PFIC status depends on the composition of a company’s income and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Based on the projected composition of our income and assets, including goodwill, we may be classified as a PFIC for our current taxable year or in the foreseeable future. There can be no assurance that we will not be treated as a PFIC for any taxable year.

If we are treated as a PFIC, a U.S. holder of ordinary shares could be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. Certain elections (including a qualified electing fund (“QEF”) or a mark-to-market election) may be available to U.S. holders of ordinary shares to mitigate some of the adverse tax consequences resulting from PFIC treatment.

If a United States person is treated as owning at least 10% of our shares, such person may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” of us and each of our direct and indirect subsidiaries (the “Anghami Inc. Group”) that is a “controlled foreign corporation.” If the Anghami Inc. Group includes one or more U.S. subsidiaries, under recently enacted rules, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations regardless of whether we are treated as a controlled foreign corporation (although there are currently proposed Treasury Regulations that may significantly limit the application of these rules).

A United States shareholder of a controlled foreign corporation may be required to report annually and include in U.S. taxable income its (i) pro rata share of the controlled foreign corporation’s “Subpart F income” and (in computing its “global intangible low-taxed income”) “tested income” and (ii) pro rata share of the amount of U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due from starting. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist holders in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether any holder is treated as a United States shareholder with respect to any of such controlled foreign corporations. We also cannot provide any assurances that we will furnish to any holder information that may be necessary to comply with reporting and tax paying obligations.

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

Although economic growth rates in the UAE remain above those of many more developed, as well as regional, markets, the UAE has experienced volatile economic growth in recent years. Economic growth or performance in the UAE, in general, may not be sustained. The UAE’s wealth remains largely based on oil and gas. Despite the UAE being viewed as being less vulnerable than some of our neighbors, due to the growth in the non-oil sector and the sizeable wealth of the government of Abu Dhabi, fluctuations in energy prices have an important bearing on economic growth. To the extent that economic growth or performance in the UAE subsequently declines, our business, financial condition and results of operations may be adversely affected. In addition, the implementation by the governments of the UAE of restrictive fiscal or monetary policies or regulations (including in respect of interest rates), the implementation of new legal interpretations of existing regulations, and the introduction of taxation or exchange controls could have a material adverse effect on our business, financial condition, results of operations and prospects.

While the UAE is seen as a relatively stable political environment, certain other jurisdictions in the Middle East are not. There is a risk that regional geopolitical instability could impact the UAE. Instability in the Middle East may result from a number of factors, including government or military regime change, civil unrest, or terrorism.

In addition, operating in Egypt and Lebanon also comes with potential political and economic risks. Egypt has a history of political instability, including protests and military coups, which can disrupt economic activities. The country also faces rising inflation and strain on the currency, which has been significantly devalued since 2022. Meanwhile, Lebanon grapples with ongoing economic crises and political instability. Furthermore, the war in Gaza has had a significant impact on businesses in the Middle East, particularly in the entertainment and media sectors, with disruptions to investments, advertising activities, and live events. Any of the foregoing circumstances could have a material adverse effect on the political and economic stability of the Middle East in general and on the countries that we operate in and, consequently, could have an adverse effect on our business, financial condition, results of operations and prospects.

It is not possible to predict the occurrence of events or circumstances such as terrorism, war, or hostilities, or, more generally, the financial, political, and economic conditions prevailing from time to time, or the impact of such occurrences or conditions. No assurance can be given that we would be able to be profitable if adverse financial, political or economic events or circumstances were to occur. A general downturn or instability in certain sectors of the UAE, Egypt, Lebanon or the regional economy, or political upheaval therein, could have an adverse effect on our business, results of operations and financial condition. Investors should also note that our business and financial performance could be adversely affected by political, economic or related developments both within and outside the MENA Region because of interrelationships within the global financial markets.

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

Global economic uncertainty and unfavorable global economic conditions caused by political instability, and conflicts, such as the wars in Gaza and in Russia-Ukraine, could adversely affect our business, financial condition, results of operations or prospects.

Our business, financial condition, results of operations or prospects could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn, increased inflation, and economic uncertainties in various global markets caused by political instability and conflict, such as the wars in Gaza and in Russia-Ukraine, or additional global financial crises, could result in a variety of risks to our business. Such risks include weakened demand for our products or our inability to raise additional capital when needed on acceptable terms, if at all. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current conflicts, political conditions, economic climate, and financial market conditions could adversely impact our business.

Our business operations could be adversely affected by terrorist attacks and political instability, and other events beyond our control.

Terrorist activity in the MENA Region stemming from the ongoing political instability and civil war in certain countries, including Syria and Iraq, has had an adverse effect on consumer appetite and demand in general. There have been a number of terrorist attacks in various countries, which are claimed to be conducted by the terrorist organization. Despite the recent loss of military strength and territory of such organization in Syria and Iraq, there is no assurance that no such attempts will be carried out in the near future. The MENA Region has generally also experienced domestic political instability caused by ethnic separatist groups. Our business, financial condition, results of operations or liquidity could be adversely affected if such terrorist activity heightens and spreads into cities where we operate.

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

Additionally, although not direct sovereign actions, certain countries have passed laws to favor their own economic growth. For instance, since 2023, Saudi Arabia no longer signs contracts with foreign companies that do not have regional headquarters in the kingdom. If the governments of countries in which we operate create similar requirements, we could be required to expend additional resources to meet such requirements. This could adversely affect our business, results of operations, and financial condition.

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

The trading price of our ordinary shares has been and is likely to continue to be volatile. From January 1 to December 31, 2024, the closing price of our ordinary shares ranged between $0.68 and $2.00. The market price of our ordinary shares may fluctuate or decline significantly in response to the factors enumerated in this report, as well as other factors, many of which are beyond our control, including:

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

Our shares have been listed on Nasdaq since February 4, 2022. However, there can be no assurance that an active and liquid trading market for our ordinary shares will develop or be maintained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The actual market price of the ordinary shares may fluctuate because of several factors, including those described in this “Risk Factors” section may not reflect our actual operating performance and may be lower than the price investors paid to purchase the ordinary shares.

If we are not able to comply with the applicable continued listing requirements or standards of The Nasdaq Stock Market LLC, our ordinary shares could be delisted from Nasdaq.

Our ordinary shares are currently listed on Nasdaq. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including, among others, those regarding minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with the applicable listing standards of The Nasdaq Stock Market LLC (“Nasdaq”).

The Nasdaq listing rules require listed securities to maintain a minimum bid price of $1.00 per share. The Company’s ordinary shares do not currently meet this requirement. On February 21, 2025, the Company transferred the listing of its ordinary shares to Nasdaq Capital Market and received an extension of the deadline to regain compliance with Nasdaq’s $1 bid price requirement for its ordinary shares until August 18, 2025. In the event that our ordinary shares are delisted from Nasdaq and is not eligible for quotation on another market or exchange, trading of our ordinary shares could be conducted in the over-the-counter market established for unlisted securities, such as the OTC Markets. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our ordinary shares, and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our ordinary shares to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a major exchange.

The issuance of ordinary shares upon conversion of the Senior Unsecured Convertible Note could substantially dilute your investment, adversely affect the market price of our ordinary shares and could impede our ability to obtain additional financing.

On December 16, 2024, we entered into a Convertible Note Purchase Agreement (the “Note Purchase Agreement”) with OSN Streaming Limited (“OSN”). Pursuant to the terms of the Note Purchase Agreement, OSN may purchase up to $55,000,000 of senior unsecured convertible notes (the “Convertible Notes”). On December 16, 2024, OSN purchased $12,000,000 of Convertible Notes and on February 7, 2025, it purchased an additional $20,000,000 of Convertible Notes. As a result, OSN has the right to purchase up to an additional $23,000,000 of Convertible Notes in accordance with the terms of the Note Purchase Agreement. The Convertible Notes accrue interest at 11.0% per annum, which is payable in kind (“PIK Interest”) and the accrued PIK Interest is added to the outstanding principal amount of the Convertible Notes on a monthly basis. OSN may, at its sole discretion, elect to convert any portion of the outstanding principal amount of the Convertible Notes and the accrued and unpaid PIK Interest thereon into our ordinary shares at a per share conversion price equal to (i) $2.50, if such conversion occurs before the December 16, 2025, (ii) $2.75, if such conversion occurs on or after December 16, 2025 and before December 16, 2026, or (iii) $3.00, if such conversion occurs on or after December 16, 2026. Notwithstanding the foregoing, OSN may not convert any PIK Interest into ordinary shares without providing written notice to the Company of its intention to do so, which shall not be effective until the 61st day after such notice is delivered to the Company. OSN may waive this requirement by providing written notice to the Company, which shall not be effective until the 61st day after such notice is delivered to the Company. The outstanding principal amount of the Convertible Notes and the accrued and unpaid PIK Interest thereon will be automatically converted into ordinary shares at a per share conversion price equal to $3.00 on December 16, 2027 (subject to any adjustment pursuant to the terms of the Convertible Notes).

If OSN purchase the full $55,000,000 of principal amount of Convertible Notes under the Note Purchase Agreement, such Convertible Notes would be convertible into up to 22,000,000 shares plus the number of any shares issuable for PIK Interest accrued on the Convertible Notes.

We have no control over whether or when the holder will exercise its right to convert the Convertible Notes. The existence and potentially dilutive impact of the conversion of the Convertible Notes could substantially dilute your investment, adversely affect the market price of our ordinary shares and could impede our ability to obtain additional financing.

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

As of December 31, 2024, we had 10,000,000 public warrants outstanding and 872,800 private placement warrants. In addition, as part of the OSN transaction, OSN purchased warrants to acquire up to 13,426,246 ordinary shares, which warrants have substantially similar terms, including exercise price, to the public warrants. To the extent our warrants are exercised, additional ordinary shares will be issued, which will result in dilution to the holders of ordinary shares. This could potentially increase the number of shares eligible for resale in the public market, which could cause a decline in the price of our ordinary shares. Sales of substantial numbers of ordinary shares in the public market could adversely affect the market price of our ordinary shares and warrants. See “Future sales, or the perception of future sales, of our ordinary shares and/or warrants being offered by us or our existing securityholders may cause the market price of such securities to decline significantly.”

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

If our shareholders sell or may sell substantial amounts of our ordinary shares in the public market upon the expiration of any statutory holding period or lockup agreements or issued upon the exercise of outstanding warrants or other convertible securities, it could create an “overhang” in anticipation of which the market price of our ordinary shares could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We may redeem your unexpired public warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of our ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) on each of 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption; provided, further, that there is an effective registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating thereto, available throughout the 30-day redemption period, or that we have elected to require the exercise of the warrants on a “cashless basis,” and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders (i) to exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) to sell the warrants at the then-current market price when the holder might otherwise wish to hold its warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. Certain warrants held by Sponsor, or its permitted transferees are not redeemable by us so long as they continue to be held by the Sponsor or its permitted transferees.

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

Provisions in our articles of association may delay or prevent our acquisition by a third-party.

Our articles of association contain provisions that may make it more difficult or expensive for a third-party to acquire control of us without the approval of our board of directors and, if required, our shareholders. These provisions also may delay, prevent, or deter a merger, acquisition, tender offer, proxy contest, or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their ordinary shares. The provisions of our articles of association could discourage potential takeover attempts and reduce the price that investors might be willing to pay for our ordinary shares in the future, which could reduce the trading price of our ordinary shares.

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

As a “foreign private issuer,” we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025.

In the future, we could lose our foreign private issuer status if a majority of our ordinary shares are held by residents in the United States and we fail to meet any one of the additional “business contacts” requirements. Although we intend to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws if we are deemed a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, we would become subject to the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. We also may be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. Nasdaq rules also require shareholder approval of certain share issuances, including approval of equity compensation plans. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our remuneration committee is not required to be comprised entirely of independent directors and we will not be required to have a nominating and corporate governance committee. Also, if we were not a foreign private issuer, we would be required to change our basis of accounting from IFRS as issued by the IASB to U.S. GAAP, which may be difficult and costly for us to comply with. If we lose our foreign private issuer status and fail to comply with U.S. securities laws applicable to U.S. domestic issuers, we may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq and other regulators, among other materially adverse consequences.

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

Among others, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee consisting entirely of independent directors; (iii) have a minimum of three members on our Audit Committee; (iv) obtain shareholders’ approval for issuance of securities in certain situations; or (v) have regularly scheduled executive sessions with only independent directors each year.

The OSN Group controls the direction of our business and the concentrated ownership of our ordinary shares by OSN will prevent other shareholders from influencing significant decisions.

As of March 24, 2025, the OSN Group beneficially owned more than 70% of our outstanding ordinary shares. So long as the OSN remains our controlling shareholder they will be able to control, directly or indirectly, and subject to applicable law, all matters affecting us, including, among others:

●	any determination with respect to our business direction and policies, including the appointment and removal of officers and directors;

●	any determinations with respect to mergers, business combinations or disposition of assets;

●	compensation and benefit programs and other human resources policy decisions; and

●	the payment of dividends on our ordinary shares.

Because OSN’s interests may differ from the Company’s or from those of our other shareholders, actions that the OSN takes with respect to the Company, as our controlling shareholder, may not be favorable to us or our other shareholders.

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

We currently qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information they deem important.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Anghami Inc. was incorporated as a Cayman Islands exempted Group on March 1, 2021 with its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our legal name is “Anghami Inc.” and our commercial name is “Anghami.” The mailing address of our principal executive office is 16th Floor, Al-Khatem  Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates. Our corporate affairs will be governed by the Companies Law (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands.

Our direct and indirect key subsidiaries include:

●	Anghami, Cayman Islands exempted company incorporated in February 2012;

●	DigiMusic S.A.L. (Off-Shore), a Lebanese entity established in November 2011;

●	Anghami FZ LLC, a limited liability company, registered in the UAE, Dubai, established in May 2014;

●	Anghami for Digital Content, a joint-stock company, registered in Egypt, established in March 2017 (“ADC”);

●	Anghami KSA Co., a limited liability company, registered in the Kingdom of Saudi Arabia, established in May 2018;

●	Anghami Technologies Ltd, a limited liability company, registered in the UAE, Abu Dhabi, established in December 2020;

●	Spotlight Recreational Services LLC, a limited liability company, registered in the UAE, Dubai, established in March 2011.

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

On April 1, 2024, we closed   a transaction with OSN Streaming Limited (“OSN”), an affiliate of Panther Media Group Limited, which operated the digital streaming service known as “OSN+” through another of its subsidiaries, Gulf DTH FZ-LLC, pursuant to that certain Transaction Agreement, dated as of November 21, 2023, by and between Anghami and OSN. At the closing of the transaction, the we acquired various contracts associated with the operation of the OSN+ digital streaming service.

Anghami Inc. is subject to certain of the informational filing requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because Anghami Inc. is a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of Anghami Inc. are exempt from the reporting and “short swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of common shares. In addition, Anghami Inc. is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that Anghami Inc. files with or furnishes electronically to the SEC.

The website address of Anghami Inc. is www.anghami.com/investors. The information contained on the website does not form a part of, and is not incorporated by reference into, this annual report.

B. Business Overview

Our Business Model

Music streaming (Anghami app)

Founded in 2012, Anghami was the first music-streaming platform in the Middle East and North Africa (the “MENA Region”). Anghami’s business focuses on the following countries within the MENA Region: Algeria, Bahrain, Egypt, Iraq, Jordan, Kuwait, Lebanon, Libya, Morocco, Oman, Palestine, Qatar, Saudi Arabia, Sudan, Tunisia and UAE (together, our “MENA Operating Area”). Anghami offers a comprehensive ecosystem of exclusive premium video, music, podcasts, live entertainment, audio services and more.

We are headquartered in Abu Dhabi, at the ADGM, and have offices in Beirut, Dubai, Cairo and Riyadh.

Since its launch in 2012, Anghami has led the way as the first music streaming platform to digitize MENA’s music catalog, reshaping the region’s entertainment landscape. In a strategic move in April 2024, Anghami joined forces with OSN+, a leading video streaming platform, forming a digital entertainment powerhouse. This pivotal transaction strengthened Anghami’s position as a go-to destination, boasting an extensive library of over 18,000 hours of premium video, including exclusive HBO content, alongside 100+ million Arabic and International songs and podcasts.

Our music streaming services are offered within the Anghami app through two primary plans: Free (Ad-supported) and Anghami Plus (Premium service). Within the Premium service, we offer various subscription plans that differ in terms of pricing and duration, ranging from daily to yearly offers. The pricing differs by country and currencies. Within Anghami Plus, we offer four main subscription plans:

●	the individual Anghami Plus plan: one individual monthly subscription for the Premium service

●	the Family Anghami Plus Plan: one plan for six individual accounts at a discounted price

●	the Student Plan: discounted and restricted to students

●	the limited Anghami Plus plan :a more restricted Plus plan currently available through selected partners or in certain territories

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

Our artificial intelligence and machine learning algorithms process millions of user-generated data points every day. We utilize over a decade of historical data to understand user trends, predict user behavior, and invest in growth areas that we believe are likely to generate the highest return on investment. Anghami expects its use of data collection and historical user data to help improve monetization and continue to be a key driver of revenues.

Video streaming (OSN+ app)

Video streaming services are offered through the OSN+ app. OSN+ provides users with three subscription plan options:

●	Premium (4K): Our highest tier offering, priced at a premium, which provides access to content in 4K resolution on select titles and allows for a higher number of concurrent streams.

●	Standard (HD): Offers high-definition.

●	Standard with Ads (HD): Delivers the same HD content at a lower price point, supported by limited advertising (available in select countries).

Through the OSN+ app, subscribers can stream thousands of hours of premium TV series and movies, including exclusive HBO hits such as Game of Thrones, House of the Dragon, and The Last of Us. The platform also features a wide range of content from other networks, Arabic and Turkish content, as well as OSN+ Originals like The Fashionista, which premiered in January 2025.

Our Strengths

Localized Content

Together, Anghami and OSN+ offer a mix of music and video content that reflects local tastes while also meeting demand for global entertainment.

Music (Anghami)

Arabic music is highly localized, with preferences varying across subregions. While it makes up a small share of the global music catalogue, it drives a large portion of user activity on Anghami.

●	Diverse subgenres. The MENA Region has a large diversity of local musical content and music taste is often divided by sub regions within the MENA Region. For example, GCC countries have a local taste for Khaleeji content. While the Levant region’s listeners focus on two distinct content categories: (1) Iraqi content and (2) the female artists popular in the broader Eastern Mediterranean. North African content falls into three major content categories: (1) Egyptian, (2) Rai (North Africa) and (3) Sudanese. Each of these interest groups comprises its own musical genre and has a large fan base across the MENA Region and among the international Arab diaspora.

●	Local Content with Room for Growth. The entire Arabic music catalog on Anghami comprises around 1% of Anghami music library. The Arabic catalogue accounts for approximately 66% of total streams on Anghami in 2024 which proves a huge potential for content creation and further growth. New, and in certain cases exclusive, Arabic content is expected to attract new users to the Anghami Premium service. In recent years the traditional Arabic content has been supplemented by younger generations who favor international remixes, Arabic hip hop and indie music with a large presence of female artists.

Video (OSN+)

With OSN+, we offer a strong video catalogue that complements our music content. MENA audiences show clear demand for high-quality Western series, and OSN+ delivers with major titles, including the full HBO catalogue.

OSN+ also brings a growing lineup of regional content. This includes Arabic and Turkish shows, as well as new original productions like “The Fashionista”, an OSN+ exclusive. The result is a broad selection of video content that covers both international hits and local favorites—offering content for the region’s wide range of viewer preferences.

Technology and Innovation

Our in-house technology capabilities are a core strength that powers everything we do—from platform development to user experience. With a dedicated engineering team based in the Middle East and over a decade of experience in multimedia streaming, we are uniquely positioned to build and scale innovative features tailored for our users in the MENA region and beyond.

●	Efficient feature development We have delivered new features at a rapid pace. For music, this includes AI Mix, Radar (personalized discovery), and social listening features. On the video side, we have launched 4K streaming, advertising technology tools, and machine learning-based content recommendations.

●	Proven streaming track record Our long-standing experience in streaming enables us to maintain stable performance and user experience, even across markets with varying levels of infrastructure.

●	Technology-driven agility By having development fully in-house, we are able to iterate quickly, reduce reliance on third parties, and respond to user needs and market demands more effectively. This provides us with a competitive advantage and supports ongoing innovation.

Two-Sided Marketplace (Anghami)

Anghami as a platform connects artists and fans bringing value in the form of a two-sided marketplace, meaning that it has the ability to provide value both to users and to artists. Users have the ability to enjoy and discover new music while remaining connected with their favorite artists. Artists have the ability to reach and interact with fans and have access to analytics that drive a better understanding of the artist’s audiences and their needs. This two-sided market approach is discussed more fully below:

Benefits for Users

We allow users to discover and play their favorite music based on algorithms for recommendations as well as human curation:

●	Free Ad-Supported and Paid Experience. Users have access to a free, ad-supported tier of Anghami which also provides access to very rich high-quality content. This free offering allows new users to discover the service. Our aim is that once engaged such users will opt to subscribe for a premium paid experience through different plans. These include individual monthly subscriptions, but also provide specialized offerings such as family plans, student plans and other discount plans. We also offer flexibility to pay weekly and daily especially in low ARPU markets. Users can pay by various means such as billing through mobile carrier, vouchers, cash payment solutions or credit and debit card. This flexibility of plan choice, flexibility in method of payment, and flexibility in timing of payment, are all designed so that we can suit each user’s individual needs. Finally, our relationship with 42 Telcos also makes it convenient for users to become paying customers who subscribe to our platform.

●	Playlists and Personalization. With access to more than 100 million tracks, we provide users with curated and machine-learning generated playlists that are built to suit their tastes starting from the moment they open Anghami. The more they listen and engage, the more we understand their music DNA and behavior, and the more we can provide them with content that matches their tastes, moods and preferences. We believe this tailored and personalized approach delivers higher engagement.

●	Multi-Platform Product Availability. We reach users wherever they are, be it on mobile, tablet, web, desktop, car, Smart TV, Smart Watch, Gaming console, etc., accessible with a single user ID. We continue to strive to provide a seamless experience that is available across all platforms.

Benefits for Artists & Creators

The Anghami platform allows artists to connect with and reach a wide audience through a variety of features, such as Live Radio, that are unique to our platform. Moreover, we provide artists with tools to access data and analytic. Most importantly, we offer artists an upload tool that allows them to publish their content directly to the platform and access reports, sales and performance data without the need for a distributor or a third-party.

●	Monetization. Since 2012, Anghami built the digital music economy in the MENA Operating Area and has been the largest music streaming platform in the MENA Operating Area in terms of payouts to artists.

●	Exposure. We offer artists access to millions of fans through various features in-app making their work visible to their relevant audience via editorial, promoting the artist’s work on the platform or on social media accounts of Anghami or the artist, and curation. We also promote artists’ work through our digital media, TV partnerships such as MBC and other media outlets.

●	Artist Promotions via Amplify. We enable artists, creators and their managers to promote their own work on the platform via paid promotions under a program named Amplify. This program allows artists, creators, and managers to gain visibility, reach new potential fans and grow the audiences that they feel are relevant to their popularity.

●	Data & Analytics. We provide numerous analytics for artists through our Anghami Artists app and dashboard interface. These offerings include demographics of that artists listening audience, geographical locations of their listeners, information about similar artists, playlist data and revenues accrued from their work.

●	Branded Collaboration via Anghami Studios. Through Anghami Studios, our production team works to provide branded content opportunities that will bring artists and brands together to create content that features brand placements. This process brings exposure, revenues and valuable brand associations to artists and brands.

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

Our relationship with Telcos has evolved over the years to become more of a strategic alliance benefiting both Anghami and Telcos. This beneficial relationship functions as follows:

●	Telcos use Anghami and OSN+ as a tool to enhance their brand image by associating their Telco brand with an entertainment service that their customers love. This enables them to attract youth audiences, gain market share in high value segments, and drive higher data consumption. Our service helps Telcos increase their customer retention and satisfaction as well as boosting their ARPU and their customers’ uptake of new packages.

●	Our team has substantial experience in the industry, both technically and commercially, and is dedicated to onboarding Telcos. The team works closely with Telcos across the region to create mutually beneficial value propositions by proposing appropriate and tailored offerings based on their strong understanding of each market. We understand the challenges and best practices of each country and each Telco specifically on the commercial, pricing, technical, marketing and legal levels. This helps us build products and services that perform better than other music streaming platforms and in a more efficient manner and that are customized to the Telco needs:

o	We offer Anghami and OSN+ as standalone subscription services, available through various packages depending on the territory. Subscriptions can be activated via direct carrier billing (DCB) or other conventional payment methods.

o	Our broad range of products and price points enables us to customize bundling solutions for each Telco partner based on regional preferences and target demographics. For example, in Egypt, we offer the Anghami Arabic-only plan as part of lower-priced Telco bundles, with respect to OSN+, we provide either the Standard Plan for premium offerings or the Standard with Ads Plan for more cost-sensitive bundles. This flexibility enhances our competitiveness and appeal, while giving Telco partners more options to reach diverse customer segments.

●	We have relationships with 42 Telcos across the MENA Operating Area, which provides us with an advantage of priority within the Telco process, marketing, and technical support. These relationships reduce our need to engage third parties.

●	Backed by our engineering team and given our experience in integrating with a vast array of Telco systems and infrastructures, we can integrate and launch services with distinct Telcos very quickly and with minimal difficulties and issues. Telco teams trust us to launch the products they need and customize them based on their requirements on tight deadlines.

●	Direct integration with Telcos allows us to have better control of the subscriber’s lifecycle. We have implemented several mechanisms that allow us to increase subscriber retention and maximize ARPU such as auto payment mechanisms that are customized by market and product.

●	We leverage on the Telcos’ strong marketing capabilities to drive acquisition of subscribers using: (a) above the line communication during offer launches or seasonal campaigns; and (b) ongoing below the line communication to promote the service, fueled by the exclusive content that we acquire as well as new features that are deployed.

●	We utilize our access to artists and major entertainment events in the region to provide our Telco partners with exclusive and attractive promotional events that lead to mobile service activations throughout the year. They use these to promote our service and allow the Telcos to associate with events and artists that create engagement with their customers. Events include artist meet-and-greets, VIP concert ticket giveaways, access to private sessions with artists, exclusive TV series screenings, and invitations to major regional events such as Formula 1 in Abu Dhabi.

Our Growth Strategies

We have a strong position in music streaming across the MENA Operating Area and have recently expanded into premium video streaming, both of which continue to offer significant growth potential. Our growth strategy is focused on four areas: (1) capitalizing on increasing digital music and video market growth in the MENA Region; (2) leveraging our current market position, unique multimedia offering, and knowledge to increase revenue generation and market penetration; and (3) new user acquisition through differentiated offering and strategic partnerships.

Capitalizing on Growth

Music

We intend to capitalize on increasing digital music market growth in the MENA Region in three main areas: (1) growth in streaming in our core markets; (2) a strong and increasing demand for Arabic music; and (3) the ability of Arabic music to “go global” with popularity expanding beyond the Arab world and its diaspora.

●	Large Streaming Growth Potential in Core Markets. Music streaming remains underpenetrated in our core markets, with usage still in the single digits among the addressable population (ages 10–50 with internet access). In contrast, streaming penetration reaches roughly 35–40% in the U.S. and 25–30% in Europe. As consumer habits shift from traditional formats to streaming, Anghami is well positioned to capture this growth. According to IFPI, in 2024, MENA was the fastest-growing region globally for recorded music revenue, with streaming making up 96%—reinforcing Anghami’s strategic advantage in the region.

●	Strong Demand for Arabic Music. Arabic music now accounts for approximately 66% of streams on the Anghami platform, up from 60% last year—a clear sign of growing listener demand. However, the volume of Arabic music remains relatively small compared to international catalogs, with roughly 1 million Arabic tracks versus nearly 99 million international songs. To help bridge this gap, we’re actively investing in Arabic content through original productions and exclusive partnerships. A notable example was our multi-year deal with Amr Diab (prior to his recent agreement with Sony), which granted Anghami exclusive rights to his catalog and four live concerts—three of which have been successfully executed, with one still to come. This partnership was a first-of-its-kind in the region and helped pave the way for similar initiatives.

●	Arabic Music Going Global. Arabic music is experiencing a significant surge in international recognition. Artists like Elyanna have brought Arabic music to prominent global platforms, such as Coachella. Major industry players are also investing in the genre; in April 2021, Universal Music Group launched Universal Arabic Music, a label dedicated to showcasing Middle Eastern and North African artists to global audiences. Similarly, in February 2021, Warner Music Group invested in a leading Arabic music label to expand its presence in the Middle East and North Africa region.

As the leading music streaming platform in MENA, Anghami stands to benefit from the influx of new Arabic music content by attracting more users in our focus markets and across the global Arab diaspora. Additionally, this expanded content enhances our platform’s appeal, fostering increased user engagement and retention.

Video

As part of our video streaming growth strategy, we are focused on scaling across three key pillars:

●	Exclusive access to premium international content. OSN+ offers a wide selection of high-quality Western TV series and movies, including exclusive rights to HBO content in the MENA region. Subscribers can access this content across various pricing tiers, including 4K, Standard, and Standard with Ads plans, allowing for broader audience reach and monetization flexibility.

●	Localized and original productions. In addition to international content, OSN+ provides a growing slate of Arabic and Turkish programming. We have also begun developing OSN+ original productions designed for regional audiences. A recent example is The Fashionista (2024), a locally produced series catering for our large GCC audience.

●	Cross-platform synergies with Anghami. We intend to leverage Anghami’s established user base and deep streaming expertise to drive awareness and engagement for OSN+. Initiatives include promoting soundtracks from OSN+ content on the Anghami platform and marketing OSN+ offerings directly to Anghami users.

Leveraging Current Market Position and Knowledge.

We aim to leverage our current market position and knowledge to increase revenue generation and market penetration through: (1) maintaining and utilizing our leading local brands, (2) our knowledge of user behavior, and (3) the growth in digital advertising in the MENA Region.

●	Maintaining a Leading Brand in Multimedia Streaming. The Anghami and OSN+ partnership unites two prominent MENA brands, each with deep regional roots and a strong understanding of their customer bases. Anghami, the first music streaming platform in the MENA region, has become synonymous with music streaming, boasting significant brand appeal among both artists and users. This leading position enables Anghami to effectively introduce new products, features, and Arabic music content. Similarly, OSN+ has long been associated with a quality TV viewing experience, offering an extensive library of premium international and local content.

●	Knowledge of Local User Behavior. We leverage a rich, proprietary data set built over years of analyzing user engagement across both music and video streaming in the MENA region. This deep understanding of how users interact with content enables us to identify trends, surface preferences, and optimize user experiences. Our data-driven approach has powered Anghami’s recommendation engine and informed successful initiatives like Anghami Originals. We believe this same analytical foundation can guide smarter content development and distribution strategies across both platforms.

●	Growth in Digital Advertising. As one of the leading data-driven digital advertising platforms in the MENA Operating Area, Anghami will benefit from the accelerating shift of advertising spend from traditional advertising to digital advertising. We believe the growth of digital advertising in the MENA Region is accelerating and we are uniquely positioned to benefit from this growth.

New user acquisition through differentiated offering and strategic partnerships.

Following the Anghami/OSN+ partnership, we now offer users a comprehensive multimedia experience that includes both music and video. The two platforms complement each other geographically—Anghami has a strong presence in Egypt, Lebanon, and other emerging MENA markets, while OSN+ is well established in the GCC. This opens the door to cross-selling opportunities, as each platform can access the other’s user base for promotion and data sharing.

Looking ahead, this synergy also paves the way for bundled offerings that appeal to users seeking a one-stop destination for premium music and video content.

On the B2B2C front, both Anghami and OSN+ have built strong partnerships with Telcos and businesses with wide distribution networks, such as e-commerce platforms, banks, and retailers. These collaborations allow us to grow our user base through strategic alliances that align with our brand and target audience.

Our Business Model

Music (Anghami)

On the music side, we offer two main types of services: paid subscriptions under the “Anghami Plus” or “Premium” tiers, and ad-supported free access known as the “Ad-Supported” service. Subscription plans vary in price and duration, offering flexibility for users to choose the option that best fits their needs. Pricing differs by country and currency. The Ad-Supported service is free for users and monetized through advertisements.

Video (OSN+)

On the video side, OSN+ operates on a paid subscription model. In select geographies, we also offer an “OSN+ Standard with Ads” tier at a lower price point. This plan includes limited advertising on specific content, which we monetize as part of our revenue model.

Offline & Out-of-App Services

In addition to our core digital offerings, our business model includes offline and out-of-app services:

(i) Anghami Studios, where we design music-centered campaigns and branded content for clients including government entities and major brands; and

(ii) Live Events, where we produce and manage concerts featuring leading artists from the MENA region.

Revenue

We have three primary revenue streams: (i) Revenue from subscriptions; (ii) Revenue from advertisement; and (iii) Revenue from live events. Revenues are primarily driven from Anghami Plus and OSN+ subscriptions (through app stores, our Telco partners, and direct debit and card purchases), which generated 83% of total revenues during fiscal year ended December 31, 2024, whereas data-driven advertising and branded content contributed 14% of total revenues and live events contributed the remaining 2% of total revenues.

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

Revenue from subscriptions

Revenues from subscriptions are generated via three main payment channels: (i) through the app stores (Google Play and Apple Store), (ii) through our Telco partners (through direct carrier billing or through bundles), or (iii) through direct debit and card purchases. Offline channels are also available through which consumers can purchase vouchers from partner stores. So far, we have partnered with 42 Telcos distributed among 16 countries. Most of our Telco partnerships include valuable offerings to the end users such as data bundles, where customers can subscribe to our platform and receive a certain amount of data to use on it. In addition, Telcos often advertise our services and plans with a significant marketing budget.

Subscriptions represent the largest revenue stream, and our marketing efforts focus on growing our subscriber base while investing in the product to enhance our subscription conversion rates. We have also invested heavily in increasing the retention of our subscriber base by offering tailored plans and through an advanced algorithmic content recommendation engine.

Music (Anghami)

To drive the sales of our Anghami Premium subscriptions we rely on:

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

Video (OSN+)

Unlike music, where we offer both free and paid tiers, our video offering does not include a free tier, and free trials are only occasionally made available on a very short period of time. As a result, the acquisition dynamics for video are slightly different. Video subscriber acquisition is primarily driven by performance marketing campaigns and strategic B2B partnerships, including those with Telcos, e-commerce platforms, and other high-reach distribution partners. In addition, a significant portion of new subscribers are acquired organically, often influenced by the availability of popular or exclusive content, major releases, or trending series and films. This content-driven organic growth underscores the importance of timely content availability and platform positioning. By combining targeted marketing, strong partner channels, and high-demand programming, we are able to sustain a healthy and efficient subscriber acquisition funnel despite the absence of a free entry point.

Revenue from advertisement

Music (Anghami)

Our Ad-Supported Service has no subscription fees and provides Ad-Supported users with limited on-demand online access to our catalog on their devices. This segment contributes to our revenues and also works as a marketing tool, increasing our engagement with users who often convert to our Premium service. We generate revenue for our Ad-Supported segment from the sale of display, audio, video and content sponsorship solutions delivered through advertising impressions. We source our advertising customers through advertising agency, Digital Media Service (“DMS”), who receive a percentage commission as revenue share of the gross advertising value. To date, more than 280 global brands have advertised on our platform. In 2020, we launched an additional “direct ads” service, whereby Anghami directly works with brands while DMS invoices and collects the receivables at a lower revenue share percentage. These advertising arrangements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period.

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

Video (OSN+)

We generate advertising revenue through in-app ads served on the OSN+ Standard with Ads tier, which is available in select geographies. While this tier remains a paid (albeit discounted) subscription, the revenue is split based on its components: ad-generated income is recorded under “Revenue from Advertisement,” while the subscription fee is reported under “Revenue from Subscriptions.”

Cost Structure

Licensing Agreements (Music)

We have a rich catalog of over 100 million songs. We have signed content agreements with up to 2,000 music labels and artists. Obtaining license agreements and paying royalties are the two prevailing costs of sales. In exchange for the right to stream certain music, royalty costs are due to music record labels and publishers. Royalties are calculated monthly based on the percentage of revenue and the music labels’ respective market share. In addition, Premium subscriber royalties depend on the number of subscribers while royalties for free users depend on the number of streams. Licensing agreements include several terms related to paying royalties, minimum guaranteed payments, marketing commitments, reporting and audit rights. Generally, the contracts are valid for 1 year, and renegotiated on an annual basis, the label holds the right to terminate the agreements if any breach of terms takes place. The content cost, which represents the royalties paid to the labels, is calculated based on the number of streams/revenues generated for each category separately (i.e. revenue from subscriptions and revenue from advertisement). Content cost constitutes a major part of our variable costs and amounts to 46% of our revenue (excluding revenue from live events).

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

Content costs (Video)

Following the OSN+ transaction, Anghami entered into a content licensing agreement with OSN Group, under which OSN sublicenses OSN+ video streaming content to Anghami for distribution via the OSN+ app. In return, Anghami pays a fixed fee. Anghami does not have direct agreements with the original content providers.

Payment Fees/Expenses

The various payment channels we use are entitled to a portion of our revenue. While we have a strong presence in GCC countries, which are more developed and digitally advanced, many emerging markets in our region have low credit and debit card penetration. To address this, we’ve prioritized diversifying our payment options to make our services more accessible and expand our user base. Partnerships with telco operators have been a key driver in this effort, enabling us to offer alternative billing methods and helping us achieve one of the highest paying conversion rates among music streaming services in the MENA region.

The take rate varies depending on the payment channel as follows:

●	App stores: In 2024, 43% of our total subscription revenue came through app stores and is subject to revenue-sharing agreements. The Apple App Store charges between 15% and 30% of the transaction value, depending on whether the subscription is Video or Music. Google Play charges between 10% and 15%.

●	Direct carrier billing and B2B channels: In 2024, 38% of our total subscription revenues were paid via direct carrier billing and B2B channels (Telco and non-Telco partners). The Telco operator’s share is subject to a revenue share agreement that varies by operator and by country. On average, Telcos charge a 30% transaction fee through Direct carrier billing payment methods while B2B contracts are priced on a direct basis meaning they are not subject to a revenue share agreement.

●	Debit and credit cards: There is generally a fixed transaction fee per transaction plus a variable rate that varies according to the country and currency. 17% of our subscription revenues in 2023 were paid via debit and credit cards, average fees amount to approximately 5%.

●	Vouchers: In 2024, vouchers accounted for 2% of our total subscription revenue. Vouchers serve as a payment method for users who either lack access to traditional payment options or prefer offline payment methods. Additionally, some B2B partnerships may use vouchers when the partner does not have an integration with Anghami or OSN+, or in cases where they wish to distribute access to their end users via vouchers or access codes.

Variable Technology costs

We partner with Amazon Web Services (“AWS”) to host our servers and to provide scalability, redundancy, security and ensure continuity of our operations. In addition, we partnered with other third-party technology providers to optimize our services and the music listening experience. These costs vary month-to-month based on usage and app features (video vs. audio streaming, etc.). In 2024, our technology costs increased by 84% year-on-year. This was primarily driven by the addition of video streaming following the OSN+ transaction, and further impacted by one-off costs related to the technical integration of video streaming.

Our Services

Unique User Experience

Music (Anghami)

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

Video (OSN+)

Our video-on-demand platform, OSN+, offers a premium and easy to use experience. We utilize our in-house recommendation engine to provide users with a hyper personalized experience. OSN+ is available on mobile, tablets, web, and smart TVs. Users are able to browse and watch an extensive library of movies and series, in addition to using the search functionality to find the various titles. They can also add content to their own list and go back to them later, download content and watch it offline, and continue watching from where they had stopped in an earlier session.

Our recommendation engine utilizes the users’ usage patterns and the content’s metadata to provide relevant and diverse content recommendations, utilizing various machine learning algorithms. The recommendations are displayed across the app, including on the homepage, right after a series or movie ends, and inside every series and movie page.

Users are able to watch content in 4K quality. Some content is also available in Dolby Atmos and Dolby Vision as well. Each title has multiple subtitles and audio options.

Immersive User Engagement

Music (Anghami)

In addition to our large catalogue of music, we offer unique opportunities to our users to engage with the Anghami community through features that create an immersive social experience such as chats, stories, Anghami Live and music rooms.

●	Chats: To increase user-to-user interaction and extend the time spent in-app, we allow users to share music with their friends directly on Anghami instead of having to use a third-party chat application. This simplifies the users’ experience and encourages them to interact with others around music. Users can exchange songs and text messages via Chats and instantly create a shared mixtape that matches both their tastes.

●	Stories: Stories allow users to share the music they play with their followers in a unique way. All stories are displayed at the top of the explore page. Users can choose to share songs manually or automatically so they can be posted as chapters in their stories. Stories are 15 seconds previews of songs that users can browse in a seamless manner and react to them using Emoji’s and text replies. They allow users to discover new music through their friends and interact with others around music.

●	Live Radio: Live Radio offers a number of unique features. Any user, including artists, DJs, content creators and music influencers, will be able to talk alongside playing songs, playlists and podcasts from our large library of music. It gives everyone the chance to participate in a real-time version of a podcast experience and, by creating their own virtual events, users will be able to bring together communities with live interaction. Other features include applauding the host, sending text comments, meeting other participants and side-chats.

●	Music Match: As part of the social music experience, Anghami allows users to find people that have a similar music taste. A music match is a score that shows on any user suggestions component and on a user’s profile page. We surface a special section of users that have a high music match on the explore page. This increases engagement between users and helps them build new friendships.

Advertising Solutions

Music (Anghami)

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

We have designed a new pricing scheme for ads that depends on the number of streams delivered to users rather than number of impressions. Additionally, we introduced additional formats for ads delivery in which users listen to shorter ads over shorter intervals. We believe that these changes will increase ads inventory and ultimately increase our yield from advertising revenue.

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

Seasonality

See “Item 5.D. Trend Information” for a description of the seasonality of our business.

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

Our key differentiator is our ability to adapt our marketing strategy to seasonality and our agile approach to real-time events which allows us to be relevant and closer to users while sounding familiar. We listen to our different user segments and create custom experiences based on their different needs in each market or region. We make use of the different internal and external marketing touchpoints to ensure we have a comprehensive coverage in our communications throughout the user journey in-app and through external channels. The objective being to have a unified and efficient way to spread brand love while acquiring, engaging, retaining and converting users to our subscription services.

Digital Marketing

Our digital footprint covers all leading networks in our key markets driving mainly our performance and social media marketing. We rely heavily on data analytics and experimentation in our decision making by using internal tools and custom dashboards that reflect the performance of our campaigns and ongoing efforts. This data allows us to continuously optimize and make strategic budgeting allocation decisions and drive optimal performance results in each market, platform and channel at any time.

On social media, our aim has always been to build a strong and engaged community with our users, artists and partners. For example, we reward our Anghami Premium subscribers by giving them the chance to win exclusive signed merchandise from their favorite local and international artists. Our most recent addition has been our blog “Anghami talks” which was created in order to keep all stakeholders up-to-date by showcasing our latest business and product news and updates which allowed us to have better press coverage.

Owned Media

We deploy lifecycle marketing and communication efforts on our own platform by using all owned channels from push, email marketing, SMS, native display and audio ads. Our in-app process is built on user behavior throughout their lifecycle, and is tailored to each person. A new user will go through an on-boarding process for us to better understand their music taste, they can optionally choose to opt in to Anghami Premium, completely for free during the trial period, and discover the full Anghami experience. We use the power of machine learning to recommend customized and relevant content and communication at the relevant time in their journey, in an effort to keep our users engaged and retained. One great example is our yearly 2022 End of Year campaign. We leverage our usage data to provide an engaging experience personalized to each and every user with the ability to drive shareability and virality. This campaign consistently increases our engagement and resurrects dormant users.

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

Competition

We compete for the time and attention of our users across different forms of media, including traditional broadcast, terrestrial, satellite, and internet radio, other providers of on-demand music streaming services (Spotify, YouTube, YouTube Music, Apple Music, Deezer, Google Play Music, and SoundCloud), and other providers of in-home and mobile entertainment such as cable television, video streaming services, and social media and networking websites. We compete to attract, engage, and retain users with other content providers based on a number of factors, including quality of the user experience, content range and quality, ease of use of the Anghami and OSN+ applications, price, accessibility, brand awareness, and reputation. Many of our competitors enjoy competitive advantages such as greater name recognition, legacy operating histories, and larger marketing budgets, as well as greater financial, technical, human, and other resources. In addition, some of our competitors, including Google, Apple, and Amazon have developed, and continue to develop, devices for which their music streaming service is preloaded, creating a visibility advantage.

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

For information on competition-related risks, see “Risk Factors — Risks Related to Our Business Model, Strategy, and Performance— If our efforts to attract prospective users, retain existing users, and effectively monetize our products and services are not successful, our growth prospects and revenue will be adversely affected,” “Risk Factors — Risks Related to Our Operations—We face and will continue to face competition for Ad-Supported Free service users, Premium subscribers, and user listening time,” and “Risk Factors — Risks Related to Our Operations—Our business depends on a strong brand, and any failure to maintain, protect, and enhance the brand would hurt our ability to retain or expand our base of Ad-Supported Free service users, Premium subscribers, and advertisers.”

Intellectual Property

Our success depends in part upon our ability to protect our technologies and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including trade secrets, patents, copyrights, and trademarks, as well as contractual restrictions, technological measures, and other methods.

We have filed and acquired several active patent applications and issued patents in the MENA Operating Area, the United States and other countries. We constantly pursue additional patent protection, in other countries outside the MENA Operating Area, where appropriate and cost effective. We intend to hold these patents as part of our strategy to protect and defend our technology, including to protect and defend Anghami in patent-related litigation.

Our registered trademarks include our primary mark “Anghami” and “OSN+” and various versions of the Anghami logo. In addition, “Anghami” is registered in several jurisdictions such as the United States, the European Union, UK, Switzerland, UAE, Saudi Arabia, Lebanon, Jordan and Egypt. We also have pending trademark applications in the United States for certain OSN+ marks. Finally, we have a portfolio of internet domain names, including our primary domain www.anghami.com.

In addition to the forms of intellectual property listed above, we own rights to proprietary processes and trade secrets, including those underlying the Anghami and OSN+ platforms. We use contractual and technological means to control the use and distribution of our proprietary software, trade secrets, and other confidential information, both internally and externally, including contractual protections with employees, contractors, customers, and partners. Finally, we also have licenses with various rights holders to stream sound recordings and the musical compositions embodied therein, as further described under “— Licensing Agreements” below, as well as licenses to stream sound recordings in videos and other types of content.

Music Licensing Agreements

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

For Arabic music we have similar license agreements in place with Rotana, Mazzika, Qanawat, Chbk, Nay for Media, and Watary which represent digital rights on behalf of prominent Arabic artists. These agreements typically require us to pay royalties and make minimum guaranteed payments, and they include marketing commitments, advertising inventory, and financial and data reporting obligations. The sound recording rights granted to us with respect to these agreements, generally having a duration of one year. These license agreements, generally are not automatically renewable and apply to the Middle East in case of the international major labels and globally for the Arabic labels and aggregators. The license agreements also allow for the record label to terminate the agreement in certain circumstances, including, for example, our failure to timely pay sums due within a certain period, our breach of material terms. These agreements generally provide that the record labels have the right to audit us for compliance with the terms of these agreements. Further, they contain “most favored nations” provisions, which require that certain material contract terms are at least as favorable as the terms we have agreed to with any other record label. See the section entitled “Risk Factors — Risks Related to Our Business and Industry — Minimum guarantees required under certain of our license agreements for sound recordings and underlying musical compositions may limit our operations and may adversely affect its business, operating results, and financial condition.”

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

Employees

As of December 31, 2024 and 2023, we had 186 and 146 full-time and part-time employees, respectively. The following table provides a breakdown of our employee base by function as of the dates indicated:

Department	As of December 31, 2024	As of December 31, 2023
Engineering Department	76	65
Sales and Marketing	45	35
Business Development	17	12
Finance and Administration	20	18
Operations	28	16
Total	186	146

The following table provides a breakdown of our employee base by geographic location as of the dates indicated:

Location	As of December 31, 2024	As of December 31, 2023
Abu Dhabi	58	58
Beirut	85	66
Cairo	10	7
Dubai	26	8
Riyadh	7	7
Total	186	146

C. Organizational Structure

Anghami is a limited liability company incorporated in the Cayman Islands on 14 February 2012. Anghami owns and controls subsidiaries in Egypt, Saudi Arabia, United Arabi Emirates and Lebanon.

Anghami Inc. was incorporated on March 1, 2021 and a wholly owned subsidiary of Anghami. On February 3, 2022, upon the completion of the Business Combination with VMAC, Anghami and VMAC (later renamed as Anghami (DE) Inc.) became wholly owned subsidiaries of Anghami Inc. A list of the subsidiaries of the Company as of December 31, 2024 is included in Exhibit 8.1 to this Report. See also the diagram illustrating our current organizational structure under “Item 4 – Information on the Company – A. History and Development of the Company” of this Report.

D. Property, Plants and Equipment

We operate an asset-light business and host the vast majority of our data on cloud servers, as such, our Property, Plants and Equipment is limited to office fit outs and electronic equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Anghami is a technology-driven  multi-media streaming platform that offers users in the MENA Operating Area a comprehensive ecosystem of exclusive premium video, music, podcasts, live entertainment, audio services and more.

We are one of the leading streaming platforms in the MENA Operating Area and the only streaming platform founded and developed in the region that offers both music and premium video content. Our services are accessible through the Anghami (Music) and OSN+ (Video) apps, available across a wide range of devices and payment methods.

We offer an extensive library of over 18,000 hours of premium video, including exclusive HBO content, and over 100 million Arabic and International songs and podcasts. Our user base exceeds 120 million registered users and 3.4 million subscribers, as of December 31, 2024.

We have established strong partnerships with Telcos and other B2B players across the region, leveraging these relationships to drive growth and accelerate customer acquisition.

As pioneers of digital streaming in MENA, we were the first to digitize major local Arabic music catalogs and introduce legal music streaming to the region. In 2024, following the OSN+ transaction, we expanded into video streaming. We rebuilt the OSN+ platform in-house, delivering a faster, more streamlined user experience with 4K capabilities.

We use proprietary artificial intelligence and machine learning to analyze user behavior, improve content recommendations, and support product development. As streaming adoption grows across the MENA region, we are focused on expanding our user base and enhancing our multi-media offering.

We have established long-standing relationships with major global music labels—including Universal Music Group, Sony Music Entertainment, Warner Music Group, and the Merlin Network—as well as thousands of independent labels. In addition, through our partnership with OSN, we are expanding our relationships with leading film studios to offer a wide range of premium video content.

OSN Streaming Limited, which is ultimately owned by Kuwait Projects Company (Holding) K.S.C.P (“KIPCO”) acquired a majority stake in Anghami . Minority shareholders include leading MENA-based media companies, Telcos, and venture capital firms.

Recent Developments

Completion of OSN+ transaction and integration of video streaming

On April 2, 2024, Anghami and OSN Group completed the OSN+ transaction, through which OSN Group acquired a 55.45% stake in Anghami. As part of the transaction, OSN+’s video streaming business was integrated into Anghami, significantly expanding our platform to include premium video content alongside music. This integration brought a broad catalog of international and regional video content into our offering and positioned Anghami as a multi-content platform under unified management, strengthening our strategic presence in the MENA streaming market.

The integration of OSN+ was also a major technical achievement. It involved the successful migration of all OSN+ users across multiple payment methods and the novation and consolidation of OSN+’s Telco partnerships under Anghami. This complex migration was executed in record time with no disruption to the business—resulting in improved performance and a better user experience across the platform.

The combination of the two businesses resulted in meaningful synergies by consolidating both streaming operations onto a unified technology platform and integrating the teams into a single organizational structure. This has improved operational efficiency, accelerated product development, and positioned us for more effective scaling.

With the completion of the transaction in April 2024, we began consolidating the financial results of OSN+ into our financial statements as of April 1, 2024.

Redevelopment of OSN+ App and Launch of (i) 4K Premium Tier and (ii) Ad Tier

Following the OSN+ transaction, the OSN+ app was fully redesigned and rebuilt in-house by our engineering and product teams, with a focus on performance, user experience, and content discoverability. In 2024, we launched a premium 4K tier that enables users to stream major titles in 4K—a highly requested feature. We also introduced a discounted, ad-supported tier in select geographies, giving users access to our premium video catalog at a lower price point. These new tiers are designed to enhance user engagement, increase monetization potential, and expand our addressable market.

Growth of B2B Partnerships

In 2024, we continued to expand our B2B partnerships across the MENA region, extending beyond Telcos to include e-commerce platforms, device manufacturers, financial institutions, and niche retailers. These partnerships are central to user acquisition, bundled distribution, and market expansion. With the addition of video content through the OSN+ transaction, our value proposition has become significantly stronger. This has enhanced our appeal to partners and enabled broader collaboration opportunities. Recent renewals and new agreements have further strengthened our distribution footprint and improved our ability to scale efficiently across key markets.

Additional Investment from OSN Streaming Ltd. via Convertible Note Issuance

On December 16, 2024, Anghami announced that we secured a new round of funding from OSN Group. Through a convertible note program, OSN will invest up to $55 million with a $12 million initial investment. This investment builds on the existing partnership between OSN and Anghami established through the OSN+ transaction and is intended to accelerate the growth of both platforms through expanded content offerings.

On February 7, 2025, OSN Streaming Ltd. invested an additional $20 million through the same convertible note program, bringing its total investment to $32 million to date. OSN retains the option to invest up to an additional $23 million under the program.

Investment by Warner Bros. Discovery in OSN Streaming Limited

On March 24, 2025, Warner Bros. Discovery announced an agreement to acquire a minority stake in OSN Streaming Ltd., the 55% majority shareholder of Anghami. Under the terms of the agreement, Warner Bros. Discovery will invest $57 million for approximately one-third of OSN Streaming Ltd., subject to regulatory approval.

The transaction expands the existing partnership between the two companies, which includes an exclusive content licensing agreement. Warner Bros. Discovery and OSN Streaming Ltd. plan to jointly invest in locally produced content targeting regional audiences and to explore operational synergies.

This marks Warner Bros. Discovery’s second strategic investment in a Middle Eastern streaming platform. The company fully acquired Turkey-based BluTV in 2023, following an initial 35% minority investment in 2021.

A. Operating Results

Revenue.

We operate and manage our business in three reportable segments:

(1) Revenue from subscriptions, consisting of Anghami Plus and OSN+ subscriptions

(2) Revenue from advertisement, consisting of advertising revenue generated from impression-based digital advertising on Anghami’s Ad-Supported free service and OSN+’s Standard with Ads tier, as well as advertisements through other non-digital services such as production and branded content

(3) Revenue from live events, consisting of revenue generated from Spotlight and Anghami Lab.

We identify these lines of businesses based on the organizational units used by management to monitor the performance and other key aspects of our business in order to make operational decisions, including but not limited to the type of subscriber, the channel of subscribing customer (direct subscriptions, app stores or Telcos, the type and volume of the content consumed, the intellectual property (“IP”) owners of the consumed content, the country of the subscribing customer, research and development, and capital allocations.

Revenue from subscriptions. We provide paid subscribers with access to: (i) commercial-free music streaming on the Anghami platform through our Anghami Plus and Anghami Gold subscription plans; and (ii) premium TV series and movie streaming on the OSN+ platform through our OSN+ Standard, Standard with Ads, and Premium (4K) subscription plans.

Subscribers can access and pay for our services through direct channels, including the Apple App Store, Google Play Store, and our websites, or through Telco and other B2B partners.

As of December 31, 2024, we had approximately 3 million subscribers across Anghami and OSN+.

Revenue from advertisement. We generate revenue from (i) impression-based advertising on Anghami’s ad-supported free service and OSN+’s Standard with Ads tier; and (ii) non-impression-based services such as production and branded content.

(i) Impression-based advertising: Revenue is earned by charging advertisers a cost-per-thousand impressions (“CPM”) for display, audio, and video ads. Rates vary by country and region.

(ii) Production and branded content: Includes custom audio and music video content created for brands seeking to promote their products through original media. Past clients include PUBG, EA Sports, Galaxy, Mars, New Balance, PepsiCo, and Vice Arabia.

Revenue from live events. In 2022, Anghami entered the live events space through the acquisition of Spotlight and the Launch of Anghami Lab. Spotlight generates revenue primarily through concert ticket sales and sponsorships. Anghami Lab generates revenue through F&B sales, concerts, live events ticket sales, and hosting of corporate events.

Cost of Revenue.

Cost of revenue consists mainly of royalty costs, publishing rights costs, amortization of intangible assets, processing fees and technology infrastructure.

Content acquisition and royalty costs. Most of our total cost of revenue consists of content costs. We incur these costs in the form of (i) royalty fees paid to music labels for the right to stream their content on our platform, and (ii) licensing fees for video streaming under our content license agreement with OSN Group.

(i) Music (Anghami): For the free Ad-Supported segment, content cost is driven by the number of streams per label, net advertising revenue, and the per-stream rate. For the Premium segment, content cost depends on the number of subscribers, the share of streams per label, the rate per subscriber, the rate per stream, and revenue per subscriber. Rates per subscriber and per stream vary by country and region. Label costs are calculated monthly on a per-country basis. In some cases, our negotiated rates are tied to meeting certain key performance indicators (KPIs), such as subscriber growth or the implementation of content usage restrictions for Ad-Supported users. Some content agreements include a minimum annual guarantee. This guarantee is typically renegotiated each year and is usually, but not always, recouped against the monthly calculated costs. When the full guarantee is not recouped, it results in higher content costs and a lower gross profit margin. To date, unrecouped balances have not been significant.

Included in this expense are the costs associated with publishing rights. Publishing rights are comprised of mechanical licensing and public performance licensing. Mechanical rights grant its holder the right to reproduce and distribute copyrighted musical compositions. Public performance rights enable songwriters, composers and music publishers to have the exclusive right to play and authorize others to play their music under copyright laws. Similar to content cost, we negotiate with Performing Rights Organizations (“PRO”s) on rates, minimum guarantees, and settlement terms for mechanical and public performance rights. PROs are organizations that track, license, and pay for songwriters and publishers their royalties.

(ii) Video (OSN+): We pay a fixed annual content expense under our licensing agreement with OSN Group.

Payment processing and agency fees. We incur processing fees relating to app stores such as Apple Store and Google Play and through the revenue sharing agreements with Telcos. Credit card usage is low in the MENA Region, so we partnered with the leading Telcos in the region to utilize their network as a payment processing solution. Like the app store fees, Telcos’ revenue sharing agreements vary depending on the nature of the partnership (B2B vs. B2C) and on average equal 30% of the revenue generated from subscribers through the Telco network for B2C partnerships in relation to app store fees.

Amortization of intangible assets. Amortization in relation to intangible assets such as:

(i) product development costs, including a portion of engineers’ salaries;

(ii) costs related to the creation of new content, including songs and podcasts; and

(iii) the fair value of intangible assets recognized as part of the OSN+ acquisition, as determined by an external third-party expert.

Intangible assets with finite useful lives are typically amortized on a straight-line basis over their estimated useful life, usually between three to five years. These assets are assessed for impairment whenever there is an indication of potential impairment.

Technology infrastructure Costs. These costs relate to the cloud computing and server rental expenses.

We invest in research and development with a focus on creating distinctive application features that enhance the user experience and drive engagement on the platform. In 2024, we rebuilt the OSN+ streaming platform entirely in-house from the ground up, resulting in improved performance and full control over the user experience. Capitalized cost associated with research and development and creating of new features are amortized on a straight-line basis over a five-year period and reported under the cost of revenue. Time spent by engineers on research of new features or managing day-to-day operations like content ingestion, Telco integrations and reporting are expensed as part of monthly employee expenses.

Barter transaction cost. Bater transaction costs represent the value of the marketing and other services that Anghami and OSN+ provide to their partners. This is accounted for in exchange for the barter revenue that is recognized, in equal amounts.

Live events cost. Live events cost includes the cost of sales of Spotlight and Anghami Lab. Spotlights cost of sales consist of events expenses (primarily artist fees and travel expenses as well as venue rentals), whilst Anghami Lab costs of sales include F&B costs, venue rental charges, staff salaries & accommodation, utilities and events and entertainment costs.

Branded content. Branded content costs are associated with branded content and production projects executed by Anghami on behalf of our clients, typically including artist fees and other production-related expenses.

Selling and Marketing Expenses

Marketing and branding expenses. Marketing and branding expenses includes all the digital and social media campaigns, television, offline and outdoor campaigns utilized to promote our brand recognition, user acquisition and user retargeting. It also includes software subscriptions needed for marketing such as SEO tools, mobile attribution and deep linking platforms, and marketing research needed for developing growth and acquisition strategies.

Advertising expenses. Advertising expenses consist of fees paid to advertising and branding agencies to promote and sell ad campaigns to regional and international brands on our platform. We partner with the largest digital ad agency in the MENA Region.

General and Administrative Expenses

General and administrative expenses consist mainly of employee compensations (including salaries and benefits), rental expenses, utilities cost, Estimated Credit Loss (ECL) provisions, share-based compensation expense and depreciation of property and equipment.

Consultancy and Professional Fees

Consultancy and professional fees are costs resulting from legal, audit, and tax and other advisory services.

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

Active Users

We track active users as an indicator of the size of the audience engaged with our Anghami and OSN+ platforms. Active users are the users who used our Anghami or OSN+ apps for at least once over a three month look back period from the period-end reported. We use the three-month period because we have strong seasonality of music consumption in the MENA Operating Area due to major holidays. For example, users consume less content during Ramadan, the Muslim holy month, while music activity increases in December. The table below sets forth our active users as of December 31, 2022, 2023, and 2024.

	2024	2023	2022
Active Users (at year-end)	22,432,801	12,549,063	18,762,596

The increase in Active Users in 2024 is primarily attributable to the inclusion of the OSN+ video streaming user base following the completion of the transaction.

Subscribers, Conversion and ARPU

We define Subscribers as users who have completed registration on our Anghami or OSN+ platforms and activated a payment method for Anghami or OSN+ subscription services. Subscribers include those who are within a grace period of up to 30 days after failure to pay their subscription fee as well as free trial users. We define the Subscription Average Revenue per User, or ARPU, as the monthly measure of total subscription revenue earned during a specific month, divided by the total number of Subscribers over the period of that specific month, that contributed towards the monthly revenue. Subscribers at the month-end are counted without duplication, that is, if a single subscriber has subscribed to different plans over the month, that subscriber is counted as one single subscriber. Free trial users are not counted for the purposes of ARPU. Total subscription revenue includes revenue earned from all types of subscribers (daily, weekly, monthly, semi-annual and annual) and is calculated on an accrual basis excluding any unearned revenue at month-end.

The table below sets forth our Subscribers, ARPU and our Direct Telco Integrations for the years ended December 2024, December 2023 and December 2022.

	Year Ended December 31,			Change from		Change from
	2024	2023	2022	2023 to 2024		2022 to 2023
	USD	USD	USD		%		%
Subscribers	3,372,028	1,725,733	1,521,472	1,646,295	95.40%	204,261	13.43%
Subscription Average Revenue Per User (USD)*	2.39	1.53	2.09	0.86	56.21%	(0.56)	(26.79)%
Direct Telco Integrations	42	42	42	-	-%	-	-%

*	Average for the year

Subscribers

In 2024, we began consolidating OSN+ subscribers into our total Subscribers count, whereas in previous years we only accounted for Anghami subscribers. The significant increase in Subscribers in 2024 is therefore two-fold: (i) the addition of OSN+ subscribers and (ii) sustained strong growth in Anghami subscribers.

Subscription Average Revenue Per User (ARPU)

In 2024, ARPU reflects a blended figure for both OSN+ and Anghami, whereas in previous years it included Anghami only. The increase in ARPU is primarily driven by the inclusion of OSN+, which carries a higher ARPU due to the premium pricing of video streaming compared to music streaming, as well as a higher concentration of OSN+ subscribers in higher-ARPU GCC countries. Our overall ARPU is impacted by the inclusion of Telco Bundles in emerging markets, particularly in Egypt, where local currency pricing and recent currency devaluation result in lower ARPU levels.

Results of Operations

The year ended December 31, 2024, was marked by a strategic transaction with OSN+, representing a significant milestone for the Company. This transaction resulted in the addition of a video streaming business, with the financial results of that business consolidated beginning April 1, 2024. Accordingly, the Company’s consolidated financial statements for the year ended December 31, 2024, include nine months of revenue and expenses attributable to the video streaming segment.

Revenues

The table below presents our revenues from each of our segments:

	Year Ended December 31,			Change from		Change from
	2024	2023	2022	2023 to 2024		2022 to 2023
	USD	USD	USD	USD	%	USD	%
Revenue from subscriptions	64,991,807	24,557,650	27,061,318	40,434,157	164.65%	(2,503,668)	(9.25)%
Revenue from advertisement	11,221,050	9,900,071	12,057,903	1,320,979	13.34%	(2,157,832)	(17.90)%
Revenue from live events	1,880,548	6,922,719	9,362,794	(5,042,171)	(72.84%)	(2,440,075)	(26.06)%
TOTAL	78,093,405	41,380,440	48,482,015	36,712,965	88.72%	(7,101,575)	(14.65)%

Revenue from subscriptions.

In 2024, subscription revenue grew by approximately $40 million year-over-year. This growth was driven primarily by the consolidation of nine months of OSN+ revenue beginning April 1, 2024, following the completion of the transaction, which accounted for roughly $39 million of the total year-over-year growth. While Anghami’s revenue grew by approximately $1 million year-over-year, the consolidation of OSN+ was the main driver of overall growth..

Revenue from advertisement.

In 2024, the primary contributor to revenue growth was the increase in barter transaction revenue, which reached USD 2,546,572 compared to USD 111,996 in the prior year. Revenue from branded content and production declined slightly, as this segment continued to be impacted by the war in Gaza, while revenue from impression-based and media advertising remained relatively flat.

Revenue from live events

For the year ended December 31, 2024, revenue from live events decreased by 73% compared to 2023, as we delivered only one major concert, the Amr Diab event in Egypt, and Anghami Lab was open only during the first half of the year.

Expenses

The table below presents a breakdown of our expenses:

	Year Ended December 31,			Change from		Change from
	2024	2023	2022	2023 to 2024		2022 to 2023
	USD	USD	USD	USD	%	USD	%
Content acquisition and royalty costs	77,379,221	14,430,879	15,819,603	62,948,342	436.21%	(1,388,724)	(8.78)%
Payment processing and agency fees	8,296,788	5,449,000	5,778,190	2,847,788	52.26%	(329,190)	(5.70)%
Amortization of intangible assets	5,541,431	1,599,786	1,242,329	3,941,645	246.39%	357,457	28.77%
Technology infrastructure costs	4,674,264	2,539,911	3,795,517	2,134,353	84.03%	(1,255,606)	(33.08)%
Barter transaction cost	2,546,572	111,996	4,270,233	2,434,576	2173.81%	(4,158,237)	(97.38)%
Live events cost	2,214,125	5,888,466	6,933,370	(3,674,341)	(62.40%)	(1,044,904)	(15.07)%
Branded Content	1,463,815	589,838	740,101	873,977	148.17%	(150,263)	(20.30)%
Online and other costs	-	478,666	551,179	(478,666)	(100.00%)	(72,513)	(13.16)%
TOTAL	102,116,216	31,088,542	39,130,522	71,027,674	228.47%	(8,041,980)	(20.55)%

Content acquisition and royalty costs

The year-over-year increase of approximately $63 million in content acquisition and royalty costs in 2024 was primarily attributable to video content expenses associated with the OSN+ video streaming segment. Unlike music content costs, which vary with revenue, video content costs are fixed in accordance with the content license agreement with OSN Group.

Payment processing and agency fees

Similarly, Payment processing and agency fees increased with the introduction of OSN+ revenue streams. These fees are directly tied to subscriptions using direct payment channels (such as credit cards and Google Play), as they are charged as a percentage of the user subscription end price and paid to app stores, credit card gateways, and Telcos (DCB).

Amortization of intangible assets

In 2024, Amortization of intangible assets increased due to (i) higher capitalized product development costs, as our engineering team dedicated significant time to re-developing the OSN+ video streaming platform from the ground up, and (ii) the amortization of the fair value of intangible assets recognized as part of the OSN+ acquisition.

Technology infrastructure costs

In 2024, technology infrastructure costs increased following the integration of the OSN+ business. The increase was primarily driven by higher technology costs associated with operating the video streaming service, including content delivery network (CDN) expenses related to content distribution. Additionally, this cost line included a one-time, non-recurring increase of approximately USD 675,000 in transitional technology expenses incurred during the migration of OSN+ to Anghami’s infrastructure.

Barter transaction cost

In 2024, the increase in Barter transaction cost was primarily driven by a barter agreement with a major partner related to the video streaming segment.

Live events costs

Live events costs associated with Spotlight and Anghami Lab.

Branded Content

Branded Content costs mainly consist of the expenses for artists involved in creating content for Branded Content projects conducted by ‘Anghami Studios’, Anghami’s production and branded content division. For instance, if a client commissions Anghami to develop an audio-centric marketing campaign, these costs would be allocated to paying the artists for creating the content. This content will be used in the campaign and will also be available for streaming on Anghami’s platform. In 2024, branded content costs increased due to a one-off deal with a low margin.

Gross Profit and Gross Margin

	Year Ended December 31,			Change from		Change from
	2024	2023	2022	2023 to 2024		2022 to 2023
	USD	USD	USD	USD	%	USD	%
Subscription segment
Revenue	64,991,807	24,557,650	27,061,318	40,434,157	164.65%	(2,503,668)	(9.25)%
Cost of revenue	(92,457,957)	(21,344,236)	(23,541,956)	(71,113,721)	333.18%	2,197,720	(9.34)%
Gross profit	(27,466,150)	3,213,414	3,519,362	(30,679,564)	(954.73%)	(305,948)	(8.69)%
Gross margin	(42.26%)	13.09%	13.01%

Advertisement segment
Revenue	11,221,050	9,900,071	12,057,903	1,320,979	13.34%	(2,157,832)	(17.90)%
Cost of revenue	(7,444,133)	(3,855,840)	(8,655,196)	(3,588,293)	93.06%	4,799,356	(55.45)%
Gross profit	3,776,917	6,044,231	3,402,707	(2,267,314)	(37.51%)	2,641,524	77.63%
Gross margin	33.66%	61.05%	28.22%

Live events segment
Revenue	1,880,548	6,922,719	9,362,794	(5,042,171)	(72.84)%	(2,440,075)	(26.06)%
Cost of revenue	(2,214,126)	(5,888,466)	(6,933,370	3,674,340	(62.40)%	1,044,904	(15.07)%
Gross profit	(333,578)	1,034,253	2,429,424	(1,367,831)	(132.25)%	(1,395,171)	(57.43)%
Gross margin	(17.74)%	14.94%	25.95%

Consolidated
Revenue	78,093,405	41,380,440	48,482,015	36,712,965	88.72%	(7,101,575)	(14.65)%
Cost of revenue	(102,116,216)	(31,088,542)	(39,130,522)	(71,027,674)	228.47%	8,041,980	(20.55)%
Gross profit	(24,022,811)	10,291,898	9,351,493	(34,314,709)	(333.41%)	940,405	10.06%
Gross margin	(30.76%)	24.87%	19.29%

In 2024, Subscription segment gross margin was negative, primarily due to the added costs associated with the OSN+ video streaming segment. Video content costs are largely fixed in nature, unlike music content costs, which are mostly variable and tied to revenue-sharing arrangements. As a result, the video segment had a disproportionate impact on gross margin during its initial scaling phase.

In 2024, the gross profit margin for the Advertisement segment declined, primarily due to a higher volume of barter agreements compared to 2023. Barter transactions adversely impact margins.

In 2024, the gross profit margin for the Live Events segment was negative, primarily due to limited activity during the year. Only one major concert, the Amr Diab event in Egypt, was executed, and Anghami Lab operated for only six months. The Live Events segment continued to be affected by the war in Gaza and was not a strategic focus during the year.

Advertising and marketing expenses

	Year Ended December 31,			Change from		Change from
	2024	2023	2022	2023 to 2024		2022 to 2023
	USD	USD	USD	USD	%	USD	%
Advertising expenses	2,333,394	2,386,088	2,435,769	(52,694)	(2.21)%	(49,681)	(2.04)%
Marketing and branding expenses	16,934,781	5,983,651	9,133,617	10,951,130	183.02%	(3,149,966)	(34.49)%
TOTAL	19,268,175	8,369,739	11,569,386	10,898,436	130.21%	(3,199,647)	(27.66)%

Advertising expenses

In 2024, advertising expenses decreased slightly, in line with the proportionate decline in revenue generated through our digital advertising agency partner, which sells ads on our behalf.

Marketing and branding expenses

In 2024, marketing and branding expenses increased following the integration of OSN+ into our business. The OSN+ video streaming segment is in a growth phase and maintains dedicated brand and acquisition marketing budgets to support brand awareness and subscriber growth initiatives.

General and administrative expenses

	Year Ended December 31,			Change from		Change from
	2024	2023	2022	2023 to 2024		2022 to 2023
	USD	USD	USD	USD	%	USD	%
Salaries and other related benefits	14,008,123	11,082,572	12,954,848	2,925,551	26.40%	(1,872,276)	(14.45)%
Employees’ share-based compensation	-	359,365	564,741	(359,365)	(100.00)%	(205,376)	(36.37)%
Rent and related charges	808,969	670,557	514,643	138,412	20.64%	155,914	30.30%
Travel expenses	216,998	248,740	327,808	(31,742)	(12.76)%	(79,068)	(24.12)%
Utilities	116,519	92,766	299,697	23,753	25.61%	(206,931)	(69.05)%
Insurance expense	1,040,793	1,047,939	564,617	(7,146)	(0.68)%	483,322	85.60%
Expected Credit Losses	453,643	-	716,291	453,643	-%	(716,291)	(100.00)%
Write off receivables	17,327	18,151	45,679	(824)	(4.54)%	(27,528)	(60.26)%
Depreciation of property and equipment	498,270	486,771	204,002	11,499	2.36%	282,769	138.61%
Amortization of intangibles assets	134,285	32,793	3,437	101,492	309.49%	29,356	854.09%
Depreciation of rights-of-use assets	121,078	154,247	121,020	(33,169)	(21.50)%	33,227	27.46%
Provision for employee’s end of service benefit	762,891	431,439	643,904	331,452	76.82%	(212,465)	(33.00)%
License fees	419,203	84,386	48,362	334,817	396.77%	36,024	74.49%
Settlement fees	-	2,000,000	-	(2,000,000)	(100.00)%	2,000,000	-%
Other expenses	235,333	370,525	356,264	(135,192)	(36.49)%	14,261	4.00%
TOTAL	18,833,432	17,080,251	17,365,313	1,753,181	10.26%	(285,062)	(1.64)%

In 2024, general and administrative expenses increased marginally, primarily due to higher salaries and related benefits following the OSN+ transaction, which added personnel to support the video streaming business.

Finance costs

	Year Ended December 31,			Change from		Change from
	2024	2023	2022	2023 to 2024		2022 to 2023
	USD	USD	USD	USD	%	USD	%
Interest on lease liabilities	46,053	40,070	58,610	5,983	14.93%	(18,540)	(31.63%)
Interest on convertible loans	47,667	137,500	322,748	(89,833)	(65.33%)	(185,248)	(57.40%)
Interest on working capital loans	-	-	88,757	-	-%	(88,757)	(100.00%)
Bank interest and other charges	81,283	90,947	82,636	(9,664)	(10.63%)	8,311	10.06%
TOTAL	175,003	268,517	552,751	(93,514)	(34.83%)	(284,234)	(51.42)%

Interest on lease liabilities

Interest on lease liabilities calculated using the effective interest rate method and reflects the unwinding of the discount applied to the lease liability over time.

Interest on convertible loans

On December 16, 2024, Anghami issued a senior unsecured convertible note in the principal amount of USD 12,000,000 to OSN Streaming Ltd. The note is convertible into Anghami’s ordinary shares. The USD 47,667 interest expense on convertible loans for 2024 represents interest accrued from the issuance date through December 31, 2024.

Bank interest and other charges

Bank interest and other charges mainly consist of charges levied by the bank for various services, such as account maintenance, transaction processing, and other banking services.

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

Adjusted EBITDA

	Year Ended December 31,			Change from		Change from
	2024	2023	2022	2023 to 2024		2022 to 2023
	USD	USD	USD	USD %		USD %
EBITDA	(55,250,750)	(11,310,636)	(13,393,664)	(43,940,114)	388.48%	2,083,028	(15.55)%
As a percentage of revenue	(70.75)%	(27.33)%	(27.63)%

In 2024, Adjusted EBITDA was primarily impacted by the addition of video content costs related to the OSN+ video streaming segment. As noted previously, the OSN+ segment is in a revenue growth phase and incurs fixed content costs that currently exceed the segment’s revenue contribution.

For a discussion of the limitations associated with using Adjusted EBITDA rather than IFRS measures and a reconciliation of Adjusted EBITDA to net loss, see discussion below under the heading “Non-IFRS Financial Measures” and the section entitled “Selected Historical Financial Data of Anghami.”

The following table presents a reconciliation of Adjusted EBITDA to the net loss for the periods indicated:

	Year Ended December 31,			Change from		Change from
	2024	2023	2022	2023 to 2024		2022 to 2023
	USD	USD	USD	USD	%	USD	%
Net loss	(63,592,548)	(15,665,634)	(61,221,032)	(47,926,914)	305.94%	45,555,398	(74.41)%

Taxes	1,772,085	654,991	892,937	1,117,094	170.55%	(237,946)	(26.65)%
Finance cost	175,003	268,517	552,751	(93,514)	(34.83)%	(284,234)	(51.42)%
Foreign exchange (gain)/loss, net	1,009,006	2,656,846	3,129,330	(1,647,840)	(62.02)%	(472,484)	(15.10)%
Finance income	538,877	18,959	15,036	519,918	2742.33%	3,923	26.09%
Other income	(311,611)	(3,242,597)	(2,825,374)	2,930,986	(90.39)%	(417,223)	14.77%
Depreciation and amortization	6,173,986	3,063,693	3,673,765	3,110,293	101.52%	(610,072)	(16.61)%
Share based payments	-	359,365	564,741	(359,365)	(100.00%)	(205,376)	(36.37)%
Recapitalization expenses	-	-	48,521,756	-	-%	(48,521,756)	(100.00)%
Fair Value change of warrants liabilities	(1,624,868)	575,224	(6,697,574)	(2,200,092)	(382.48)%	7,272,798	(108.59)%
Fair value of embedded derivatives	609,320	-	-	609,320	-%	-	-%
EBITDA	(55,250,750)	(11,310,636)	(13,393,664)	(43,940,114)	388.48%	2,083,028	(15.55)%

B. Liquidity and Capital Resources

For the year ended December 31, 2024 we recorded net losses of $63.0 million and had cash and cash equivalents of $14.2 million.

The investment by OSN Streaming Ltd. helps address the capital resource needs highlighted previously. As described in the Recent Developments section of “Item5. Operating and Financial Review and Prospects” of this Annual Report, OSN Streaming Ltd. has invested $32 million through the purchase of a convertible note in Anghami and retains the option to invest up to an additional $23 million.

Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform, and the expansion of sales and marketing activities. Further, as part of our growth strategy, we may enter into arrangements to acquire products, services, and/or technologies. To enhance our liquidity position or increase our cash reserve for future investments or operations through additional financing activities, we may in the future seek equity or debt financing.

Cash Flow

The following table summarizes our cash flows for each of the periods presented:

	Year Ended December 31,			Change from		Change from
	2024	2023	2022	2023 to 2024		2022 to 2023
	USD	USD	USD	USD	%	USD	%
Cash from operating activities	(47,818,590)	(3,809,303)	84,663	(44,009,287)	1155.31%	(3,893,966)	(4599.37)%
Cash from investing activities	(1,037,369)	(1,310,678)	(12,577,132)	273,309	(20.85)%	11,266,454	(89.58)%
Cash from financing activities	56,765,066	8,238,335	14,973,260	48,526,731	589.04%	(6,734,925)	(44.98)%
Net change in cash and cash equivalents	7,909,107	3,118,354	2,480,791	4,790,753	153.63%	637,563	25.70%
Cash and cash equivalent	14,140,792	6,231,685	3,113,331	53,317,484	855.59%	(6,097,362)	(195.85)%
Free cash flow	(48,855,959)	(5,119,981)	(12,492,469)	53,317,484	(1041.36)%	(6,097,362)	48.81%

Operating Activities

During the year ended December 31, 2024, cash flows from operating activities were negative at $46.8 million, due to continued negative net profit from our core operations, as content costs exceed subscription revenue and our video streaming segment has not yet reached scale. We continue to grow our video and music subscriber base and optimize our operations, notably through the launch of new video streaming products, feature enhancements, and improvements to our user acquisition funnel.

Investing Activities

The 2024 cash outflows from investing activities increased compared to 2023 due to the (i) higher capitalization of application development-related costs, resulting from the engineering team’s work on the OSN+ streaming platform; and (ii) the capitalization of costs of the OSN+ original content, The Fashionista.

Financing Activities

In the year ended December 31, 2024 net cash inflows from financing activities primarily consisted of approximately $43 million in proceeds from the OSN+ transaction and the issuance of private warrants, $12 million from the initial convertible note issued to OSN Streaming Ltd., and approximately $2 million in government grants received through the ADIO incentives program.

Free Cash Flow

Free cash flow is defined as the total sum of operating and investing cash flow. In 2024, Free cash flow was negative $48.9 million, primarily due to the overall net loss incurred during the period.

Indebtedness

Our principal debts are comprised of trade accounts payables, convertible notes, bank overdraft, and operating lease obligations.

Contractual Obligations and Commitments

Anghami is subject to the following minimum guarantee amounts relating to investments in joint ventures and the content on its service and publishing rights, the majority of which relate to initial investments and minimum royalty payments associated with its license agreements for the use of licensed content and publishing royalties, as at December 31:

	Year Ended December 31,
	2024	2023	2022
	USD	USD	USD
Less than one year	279,590	646,048	4,194,264
Later than one year but not more than 5 years	5,333,290	-	1,250,000

In addition to the minimum guarantees listed above, Anghami is subject to various service agreements including a service agreement with Amazon for the use of Amazon servers and cloud.

C. Research and Development, Patents and Licenses

For a discussion of our research and development policies and costs, see “Item 4.B. Business Overview—Intellectual Property,” “Item 5. Operating and Financial Review and Prospects—Cost of Revenue—Amortization of intangible assets” and discussions elsewhere in this Annual Report.

D. Trend Information

Seasonality in Our Business

Our business exhibits significant seasonality across its various segments.

We face seasonal fluctuations during Ramadan, the Muslim holy month. Ramadan started in March in 2024 but is a floating holiday and shifts by approximately 10 days each year. During Ramadan, our user activities and revenues may drop due to general reductions in people’s daily leisure activities, especially when it comes to the consumption of music. Since 2017, we have offered a special Ramadan section on Anghami that offers Ramadan-related content to offset the negative impact on user engagement and retention due to Ramadan’s seasonality.

The fourth quarter is typically the strongest for our advertising segment, driven by increased advertiser spending during the holiday season.

Competition

We still consider piracy to be our main competitor, as copyright protection laws in the MENA Region remain underdeveloped. Pirated content, both music and video, continues to be widely accessible. We aim to counter this by offering a legal, high-quality experience with access to exclusive features through paid subscriptions.

Our other competitors include global streaming services. In music streaming, Apple Music launched globally—including in the MENA Region—in 2015, followed by Spotify and Deezer in 2018, and YouTube Music in 2019. These platforms benefit from strong global ecosystems and content libraries, yet our subscriber base has continued to grow. We believe that increased competition has helped raise awareness of legal streaming, contributing to overall market growth.

In video streaming, our partnership with OSN+ places us in competition with a few key players. Internationally, Netflix remains the primary competitor with respect to premium international content. Regionally, Shahid is a strong player, particularly with respect to Arabic content and seasonal programming during Ramadan. Our strategy focuses on delivering a differentiated experience through curated international content via OSN+, with the potential for bundling and deeper integration within the Anghami ecosystem in the future.

We are also aware of smaller, less impactful streaming platforms with limited Telco integration and overall reach. However, we do not view them as direct competitors, as Anghami uniquely offers a differentiated mix of premium and exclusive video content through OSN+, alongside a rich library of international and Arabic music, podcasts, and more.

Market Trends and Future Outlook

Subscription growth strategy

Driving growth through our core music and video streaming subscription offerings remains our primary focus. As we continue to optimize customer acquisition, we intend to leverage digital marketing channels that have consistently delivered strong returns on investment. We also plan to refine our subscription offers throughout the year and improve conversion rates by deepening our understanding of the user lifecycle. In parallel, we remain committed to enhancing our platform to deliver localized, differentiated, and high-quality experiences to our users. In addition, we aim to extend our reach through strategic B2B partnerships that complement our direct-to-consumer efforts and unlock new distribution channels.

Revenue from advertisement

Our aim is to continue to grow revenues, through four key strategies:

1.	Growing the core media advertising business on the Anghami platform

2.	Continuing to offer customized, advertising solutions for partners on Anghami platform

3.	Continuing to grow our Anghami Studios Branded Content division

4.	Ramping up our Ad Tier on OSN+

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

E. Critical Accounting Estimates

Critical Accounting Policies and Estimates

The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), which require management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses.

The key areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, include:

●	Determining the lease term of contracts with renewal and termination options – Group as lessee

●	Share-based payments

●	Agreements and arrangements

●	Warrants

●	Useful lives of intangible assets

●	Estimated credit losses

●	Estimation in Capitalization of Engineering Costs

●	Uncertain tax positions

Further details on these areas are provided in Note 3.5 Significant accounting judgements, estimates and assumptions to the consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As of December 31, 2024, our directors and senior management are as follows:

Name	Age	Position
Sheikha Adana Naser Sabah Al Sabah	54	Chair of the board of directors
Elias Habib	52	Chief Executive Officer, Director
Laura Herbin	44	Chief Financial Officer
Edgard Maroun	50	Director
Meshal Ali	60	Director
Michael Johnson	66	Director
Joseph El Kawkabani	47	Director
Mohammed Nazer	38	Director

Sheikha Adana Naser Sabah Al Sabah has served as a Director since April 1, 2024. Sheikha Adana has served as Group Chief Executive Officer of the Kuwait Projects Company (KIPCO) since January 2022, and has served on KIPCO’s board of directors since December 2020. Sheikha Adana is also the founder and chair of the Board of Trustees of the American University of Kuwait, chair of the United Education Company, and chair of Jordan Kuwait Bank. Sheikha Adana’s other principal directorships include KAMCO Investment Company and Gulf Insurance Group. Between October 2015 and August 2020, Sheikha Adana was the Chief Executive Officer of the Al Futtooh Holding Company.

Sheikha Adana holds a Bachelor’s degree in English literature from the College of Arts, Kuwait University, and was awarded a Doctorate of Humane Letters from Dartmouth College, USA. Sheikha Adana was appointed to the Company’s board of directors as one of OSN Streaming Ltd.’s nominees pursuant to the terms of the Registration Rights Agreement, by and between the Company and OSN Streaming Limited, dated April 1, 2024 (the “Registration Rights Agreement”).

Elias Habib serves as our Chief Executive Officer. Mr. Habib is Anghami’s co-founder and has served as Anghami’s Chief Technology Officer. He served as the chairman of the Board of Directors until the closing of the OSN transaction. Prior to founding Anghami, Mr. Habib was the co-founder and Chief Technology Officer of PowerMeMobile, since 2003. Previously, Mr. Habib served as IT Manager at Naharnet, and developed an online e-commerce store for Getforless. Mr. Habib received a Bachelor’s degree in Computer Science and a Master’s degree in Software Engineering from the Lebanese American University in Lebanon.

Laura Herbin serves as our Chief Financial Officer. Ms. Herbin is also the Chief Financial Officer of OSN, having fulfilled several other senior roles within the OSN group over the past 7 years. Prior to joining the OSN group, Ms Herbin spent 13 years with PwC in various roles across Europe, the United States, the Middle East, and the Far East.

Ms. Herbin is a certified Management Accountant (CMA). She holds a Master’s degree in Finance from Audencia Business School, Nantes; a Master’s degree in Science from The Ohio State University (Fisher College of Business); and a Bachelor’s degree in Economics (honours) from the Catholic University of Lille.

Edgard Maroun is Anghami’s co-founder and has served as a member of Anghami’s Board of Directors since 2012. He served as Chief Executive Officer until the closing of the OSN transaction. Mr. Maroun handles the business development and strategic partnerships among music labels, telecommunication companies, advertisers and the media. Prior to founding Anghami, Mr. Maroun was VAS Manager at PowerMeMobile from 2001 to 2012. Mr. Maroun received a Bachelor’s degree in Law and a Master’s degree in Private Law from the University of La Sagesse in Lebanon, a Master’s degree in Business Administration in International Business from Bordeaux Business School (Kedge) and a Master’s degree in Business Administration from Notre Dame University, Lebanon.

Meshal Ali has served as a Director since April 1, 2024. Mr. Ali is currently the Chair of AlRayan Holding Company, Vice Chair of United Education Company, and President and CEO of the National Offset Company, Kuwait. Mr. Ali also serves as a board member of Panther Media Group Limited.

Mr. Ali holds a Bachelor of Business Administration degree from the University of Arkansas, USA. Mr. Ali was appointed to the Company’s board of directors as one of OSN Streaming Ltd.’s nominees pursuant to the terms of the Registration Rights Agreement.

Joseph El Kawkabani has served as a Director since April 1, 2024. Mr. Kawkabani is the Chief Executive Officer at OSN group, one of the region’s largest media and entertainment companies. Based in Dubai and serving the Middle East and North Africa region, Mr. Kawkabani joined OSN Group in April 2022 to lead the company’s transformation and growth strategy. Mr. Kawkabani is an industry veteran, with more than 20 years of experience in structuring and managing investments and companies. Before joining the OSN group, Mr. Kawkabani’s tenure as Group Chief Investment Officer at Kuwait Projects Company (KIPCO) saw him spearhead the company’s overall value creation and transformation programs, setting and executing its investment strategy. Earlier in his career, Mr. Kawkabani held the position of Chief Investment Officer - MENA equities at Franklin Templeton, a global leader in asset management. He was also the co-founder and Managing Director at Algebra Capital. Mr. Kawkabani holds a bachelor’s degree in Business Administration from Saint Joseph University in Beirut. Mr. Kawkabani was appointed to the Company’s board of directors as one of OSN Streaming Ltd.’s nominees pursuant to the terms of the Registration Rights Agreement.

Michael Johnson has served as a Director since April 1, 2024. Mr. Johnson is a Certified Management Accountant (CMA) and a Certified Internal Auditor (CIA). He is also a fellow of the Institute of Directors (UK) and a senior accredited director of the Institute of Directors (Singapore). Mr. Johnson has served as a member of the board of directors on a number of private company boards. His other current primary directorships include Panther Media Group Limited (a UAE-DIFC registered company operating the OSN satellite television network); MIG Holding Ltd (a UAE-DlFC registered pan-regional insurance company and broker); Preminen MENA Price Comparison W.L.L (an e-commerce start-up JV, with a FTSE 100 partner); and Ace Gallagher W.L.L (a JV regional brokerage company, with NYSE listed Arthur J. Gallagher & Co Insurance). Mr. Johnson holds a Master of Laws degree in International Business Law from the University of Liverpool, UK, a Bachelor of Law (first class honours) degree from the Open University, UK; an MBA in Finance and International Business from Wayne State University, Detroit; and a Bachelor of Science degree in Accounting from Wayne State University, Detroit, USA. Mr. Johnson was appointed to the Company’s board of directors as one of OSN Streaming Ltd.’s nominees pursuant to the terms of the Registration Rights Agreement.

We believe Mr. Johnson to be well qualified to serve on our board of directors and on the BAC due to his extensive financial and regional knowledge, and his experience in the broadcasting and entertainment industries.

Mohammed Nazer was appointed to the Board of Directors of the Company effective May 15, 2024. Mr. Nazer is the Chief Financial Officer and Chief Investment Officer at Saudi Research and Media Group (“SRMG”). Prior to joining SRMG, he served as Executive Director at Goldman Sachs Saudi Arabia, and prior to that, he was part of J.P. Morgan’s Mergers and Acquisitions team in New York. Other prior experience includes positions at Jadwa Investment, Barclays Capital, and Proctor & Gamble. Mr. Nazer sits on the Board of Directors of the Saudi Printing and Packaging Company, Argaam Investment Company, and Thmanyah Company for Publishing and Distribution. Mr. Nazer has a Master of Business Administration from The Wharton School at the University of Pennsylvania and an undergraduate degree from New York University.

The business address for each of the directors and executive officers of the Company is 16th Floor, Al-Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

Changes in Officers and Board of Directors

On May 15, 2024, Anghami announced the appointment of Mohammed Nazer to the Board of Directors of the Company, Following the resignation of Kaswara Saria Alkhatib as a director of the Company and a member of the Audit Committee, effective as of the filing of the Company’s financial statements and Form 20-F on 29 April 2024.

Mr. Nazer was appointed to the Board of Directors of the Company pursuant to the terms of that certain Director Designation Agreement, dated August 16, 2023, by and between Anghami and SRMG. In connection with Mr. Nazer’s appointment, Anghami and OSN Streaming Limited agreed that Mr. Nazer would serve as the remaining director to be mutually agreed by Anghami and OSN Streaming Limited.

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

B. Compensation

Anghami Executive Compensation

For the year ended December 31, 2024, Anghami’s executive officers received total compensation of approximately $983,776. The total compensation paid to Anghami’s executive officers consists of base salary, and the value of stock options granted in 2024. Anghami’s executive officers are also entitled to and earn sales commission as well as certain statutory medical insurance and allowances, to the extent applicable.

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

Individual limits

The LTIP contains individual limits which provide that the market value of ordinary shares that may be granted under award to any one awardholder in any financial year of Anghami Inc. cannot exceed 200% if the awardholder’s annual base salary.

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

Leaving employment

If an awardholder leaves employment with the Group his award will lapse unless he is a “good leaver.” An award holder will be a “good leaver” if the reason for leaving is death, ill-health, injury, disability, redundancy, retirement, the transfer of the employing business or company, or other reasons as determined by the Compensation Committee. If the award holder is a good leaver then any awards shall vest on the date on which they would have vested had the cessation not occurred subject to any performance targets being satisfied, and, unless in exceptional circumstances the Compensation Committee determines otherwise, taking into account a time pro-rata reduction to reflect the period of time between grant and cessation relative to the length of the vesting period.

Corporate events

In the event of a takeover of Anghami Inc., awards shall vest early, unless the Compensation Committee determines otherwise, subject to a Time Pro-Rata Reduction. If we are or may be affected by a demerger, delisting, special dividend or other event which, in the opinion of the Compensation Committee, would affect the market price of a Share to a material extent, the Compensation Committee may allow Awards to vest at such time as it sees fit.

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

Indemnification Agreements with Directors and Executive Officers

Anghami Inc. has also entered into indemnification agreements with its directors and executive officers. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by a Cayman Islands court to be contrary to public policy, such as to provide indemnification against fraud or willful default or the consequences of committing a crime. The Amended and Restated Memorandum and Articles of Association of the Company (our “Charter”) provides for indemnification of its officers and directors to the fullest extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We have or will maintain insurance on behalf of its directors and executive officers. We have entered into contracts with certain of our directors and executive officers providing indemnification of such directors and executive officers by us to the fullest extent permitted by law, subject to certain limited exceptions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

C. Board Practices

Classified Board of Directors

Our board of directors currently consists of seven directors. In accordance with our articles of association, our Board is divided into three classes with only one class of directors being elected in each year and each class (except for those directors initially appointed as Class I and Class II directors) serving a three-year term. For more information on the length of time each director has served, see “Item 6.A. Directors and Senior Management.”

As of December 31, 2024, our directors were as follows:

Class I directors: Michael Johnson and Joseph El Kawkabani.

Class II directors: Sheikha Adana Naser Sabah Al Sabah (also appointed as Chair of the board of directors), Meshal Ali and Mohammed Nazer.

Class III directors: Elias Habib and Edgard Maroun.

Independence of our Board of Directors

Prior to the closing of the OSN transaction, a majority of our board consisted of independent directors. As a results of the closing of the OSN transaction, we are a controlled company and a foreign private issuer are not required to have a majority independent board of directors.

Board Committees

Audit Committee

Our Audit Committee is responsible for, among other things:

●	meeting with our independent registered accounting firm regarding, among other issues, audits and the adequacy of our accounting and control systems;

●	monitoring the independence of the independent registered public accounting firm;

●	verifying (or coordinating) the rotation of the lead audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit, as required by law;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

●	appointing or replacing the independent registered public accounting firm;

●	determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

●	reviewing our policies on risk assessment and risk management; and

●	reviewing related person transactions.

Our Audit Committee consists of Michael Johnson. Our Audit Committee member satisfies the independence requirements set forth under NASDAQ Stock Market Rule 5605(a)(2) and in Rule 10A-3 under the Exchange Act. In addition, the Audit Committee member meets the requirements for financial literacy under applicable SEC and Nasdaq rules. Our board of directors has determined that Mr. Michael Johnson is an “audit committee financial expert,” as defined in Item 16A of Form 20-F.

Compensation Committee

Our compensation committee is responsible for, among other things:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives, and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with any disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.; and

●	retaining and overseeing any compensation consultants.

As of December 31, 2024, our compensation committee consisted of Michael Johnson as the Chair of the committee and Meshal Ali.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, and our most significant risks. Our board of directors oversees management’s implementation of risk mitigation strategies. Our Audit Committee is also responsible for discussing our policies with respect to risk assessment and risk management. Our board of directors believes its administration of its risk function has not negatively affected our board of directors’ leadership structure.

D. Employees

Information regarding the employees of Anghami Inc. is included under “Item 4. Information on the Company – B. Business Review – Employees” of this Report.

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” of this Report for information regarding share ownership in the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table shows the beneficial ownership of common shares and ordinary shares as of December 31, 2024 by:

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

The percentage of beneficial ownership for the following table is based on 66,864,696 ordinary shares outstanding as of December 31, 2024.

	Number	% of Class
Executive Officers and Directors(1):
Edgard Maroun	2,486,052	3.7%
Elias Habib	2,486,052	3.7%
Laura Herbin	—	*
Sheikha Adana Naser Sabah Al Sabah	—	*
Joseph El Kawkabani	—	*
Michael Johnson	—	*
Meshal Ali	—	*
Mohammed Nazer	—	*
All directors and executive officers as a group	4,989,104	7.5%
Five Percent or More Holders:
OSN Streaming Ltd (2)	72,411,753	70.8%
MBC Ventures Limited (3)	4,074,533	6.1%

To our knowledge, except as noted above, no person or entity is the beneficial owner of more than 5% of the voting power of the Company’s stock.

*	Less Than 1%

(1)	Unless otherwise noted, the address of each director and executive officer of the Company is c/o Anghami Inc., 16th Floor, Al-Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

(2)	The address of OSN Streaming Ltd is OSN Building, Dubai Media City, Dubai, United Arab Emirates. Panther Media Holding Limited is the sole shareholder of OSN Streaming Ltd. Panther Media Group Limited is the sole shareholder of Panther Media Holding Limited. Kuwait Projects Company (Holding) K.S.C.P, a Kuwaiti shareholding company public, incorporated under the laws of Kuwait (“KIPCO”), the controlling shareholder of Panther Media Group Limited. On December 16, 2024, OSN Streaming Ltd. entered into a Convertible Note Purchase Agreement pursuant to which it may acquire up to $55,000,000 of senior unsecured convertible notes from the Company. The principal amount of senior unsecured convertible notes are convertible into up to 22,000,000 shares plus the number of any shares issuable in lieu of interest payable on the convertible notes. As of the date hereof, OSN Streaming Ltd. had acquired $32,000,000 of senior unsecured convertible notes. Based on information reported on Schedule 13D filed OSN Streaming Ltd with the SEC on March 24, 2025.

(3)	The address of MBC Ventures Limited is Craigmuir Chambers, Road Town, Tortola VG1110, British Virgin Islands. Sheikh Walid Al Brahim is the sole shareholder of MBC Ventures Limited. Based on information reported on Schedule 13G filed by MBC Ventures Limited with the SEC on February 20, 2024.

B. Related Party Transactions

Related Party Loans

OSN Streaming Ltd. Convertible note

On December 16, 2024, Anghami issued to OSN Streaming Ltd a senior unsecured convertible note (“Convertible Note”) in the principal amount of USD 12,000,000, which is convertible into Anghami’s ordinary shares, par value USD 0.0001 per share, subject to certain conditions and limitations set forth in the Convertible Note Purchase Agreement, between Anghami and OSN Streaming Ltd. The Convertible Note contains customary events of default, bears interest at a fixed rate of 11.0% per annum payable in kind. The maturity date of the Convertible Note is December 16, 2027 unless earlier repurchased, converted or redeemed prior to such date in accordance with the applicable terms set forth in the Convertible Note.

On February 7, 2025, Anghami issued OSN Streaming Ltd additional USD 20,000,000 principal amount of the Convertible Note.

The Note Purchase Agreement also provides OSN Streaming Ltd with the right to purchase up to an additional USD 23,000,000 principal amount of the Convertible Note within 24 months of the closing.

Commercial Arrangements

●	Anghami entered into an operator billing agreement, dated October 15, 2013, and as amended on October 25, 2015, with Emirates Integrated Telecommunications Company, PJSC (“Du”), a shareholder of Anghami, pursuant to which Anghami uses Du’s billing services platform. Du is entitled to receive 30% of the net revenue collected on behalf of Anghami, in accordance with the terms and conditions of the agreement. Pursuant to an amendment, Anghami has also agreed to provide Anghami Plus to Du. In turn, Du will provide to its own customers. Du will pay Anghami for every customer that activates the Premium service, in line with specific pricing terms provided in the amendment.

●	Anghami entered into a revenue sharing agreement, dated March 11, 2014, with Etihad Etisalat Company (“Mobily”), a shareholder of Anghami, pursuant to which Anghami will provide content services through Mobily’s platform systems. Based on the type of service, Mobily will be entitled to a certain percentage share of the revenue, ranging from 35%-70%. Pursuant to an amendment, Anghami revised some of its content services, including providing Anghami Plus to Mobily. Mobily can then offer Anghami Plus to its customers.

●	On April 1, 2024, Anghami entered into a content license agreement with the OSN Group pursuant to the OSN+ partnership. Under this agreement, OSN Group sublicenses video content to Anghami for streaming on the OSN+ platform. In exchange, Anghami pays fees based on a fixed annual schedule.

Du and Mobily utilize their network to facilitate subscription payments for the Group’s users. Anghami paid Du and Mobily a combined $325,205 for payment processing for the year ended December 31, 2024.

Amounts due to Related Party

As of December 31, 2024, we had a total aggregate amount of $19,085,131 due to related parties:

●	An aggregate of $666,965 due to the co-founders, split into $371,423 due to Edgard Maroun (Director) and $295,542 due to Elias Habib (CEO and Director).

●	$18,418,166 due to OSN Group, primarily related to video content costs invoiced to us under our content license agreement with them.

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

Society of Authors, Composers and Music Publishers in Lebanon (SACEM) obtained before the execution department court in Beirut on June 7, 2023, a decision to provisionary seize the Company’s shares in Digimusic SAL Off-shore and the amount up to $100,000 and the expenses of $10,000 under MIC1 and MIC2 (the two Telcos in Lebanon) as third parties. We have submitted a request to limit the aggregate amount to one of the two Telcos and the request was approved. Moreover, will challenge the amount claimed by SACEM, as it is unjustified and unproven.

Dividends

See “Item 10. Additional Information—B. Memorandum and Articles of Association”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the annual financial statement included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

The Company’s Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “ANGH” and its Warrants are listed on the Nasdaq Capital Market under the symbol “ANGHW.”

B. Plan of Distribution

Not applicable.

C. Markets

The Company’s Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “ANGH” and its Warrants are listed on the Nasdaq Capital Market under the symbol “ANGHW.”

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

Preference Shares

Anghami Inc.’s board of directors (the “Board”) is authorized to issue preference shares from time to time in one or more series without member approval. The Board has discretion under the Charter to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of Anghami Inc.’s authorized but unissued undesignated shares, and the Board may issue those shares in series of preference shares, without any further member approval. The rights with respect to a series of preference shares may be greater than the rights attached the Ordinary Shares. It is not possible to state the actual effect of the issuance of any preference shares on the rights of holders of Ordinary Shares until the Board determines the specific rights attached to any preference shares so issued. The effect of issuing preference shares could include, among other things, one or more of the following:

●	Restricting dividends in respect of the Ordinary Shares;

●	Diluting the voting power of the Ordinary Shares or providing that holders of preference shares have the right to vote on matters as a class;

●	Impairing the liquidation rights of the Ordinary Shares; or

●	Delaying or preventing a change of control of Anghami Inc.

As of December 31, 2024 there were no preference shares outstanding.

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

The Companies Act provides shareholders with only limited rights to request a general meeting and does not provide shareholders with any right to put any proposal before a general meeting.

The Charter allows members to nominate candidates for election as directors and for the ability to bring business before a meeting of members, subject to meeting certain notice and delivery requirements.

General Meetings

The Companies Act provides members with only limited rights to request a general meeting and does not provide member with any right to put any proposal before a general meeting. The Charter permits the Board or the chairperson of the Board to call general meetings. The Charter does not allow members to request a general meeting. The Charter, however, allows a member to put a proposal before a general meeting, subject to meeting certain notice and delivery requirements.

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

Directors

Appointment of Directors

The Board is divided into three classes designated as Class I, Class II and Class III, respectively with directors divided as nearly as possible into thirds among the classes. Directors shall be assigned to each class by the Board. Directors hold office until the expiration of the director’s term, until a director’s successor has been duly elected and qualified or until such director’s earlier death, resignation or removal.

Directors are elected by a majority standard, which requires the number of votes cast for the person’s appointment to exceed the number of votes cast against the person’s appointment.

A vacancy on the board may be filled by the vote of a majority of the remaining directors then in office.

Removal of Directors

Under the Charter, a director may be removed from office only for cause by special resolution of Anghami Inc. A director will also cease to be a director if he or she (i) becomes bankrupt or makes any arrangement or composition with such director’s creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns the office of director by notice in writing to the company; (iv) fails to attend (for the avoidance of doubt, without being represented by proxy) three consecutive meetings of the Board without special leave of absence from the Board, and the Board passes a resolution that he or she has by reason of such absence vacated office; or (v) is prohibited, by any applicable law or relevant code applicable to the listing of shares on the designated stock exchange, from being a director.

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

This discussion is based on the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the IRS and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws to a holder of our ordinary shares or warrants.

ALL HOLDERS OF OUR ORDINARY SHARES OR WARRANTS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES AND WARRANTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

U.S. Federal Income Tax Treatment of Anghami

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, since we are incorporated under the Cayman Islands, we should be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule (more fully discussed below), under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application.

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

Exercise or Lapse of a Warrant

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a warrant for cash. A U.S. holder’s tax basis in an ordinary shares received upon exercise of the warrant generally should be an amount equal to the sum of the U.S. holder’s tax basis in the warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for an ordinary share received upon exercise of the warrant will begin on the day following the day of exercise (or possibly the day of exercise) of the warrant and will not include the period during which the U.S. holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. holder’s basis in the ordinary shares received would equal the holder’s basis in the warrants exercised therefore. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in the ordinary shares would be treated as commencing on the day following the day of exercise (or possibly the day of exercise) of the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the warrants exercised therefore.

It is also possible that a cashless exercise of a warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder would recognize gain or loss with respect to the portion of the exercised warrants treated as surrendered to pay the exercise price of the warrants (the “surrendered warrants”). The U.S. holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the ordinary shares that would have been received with respect to the surrendered warrants in a regular exercise of the warrants and (ii) the sum of the U.S. holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. holder’s tax basis in the ordinary shares received would equal the U.S. holder’s tax basis in the warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. holder’s holding period for the ordinary shares would commence on the day following the day of exercise (or possibly the day of exercise) of the warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their own tax advisors regarding the tax consequences of a cashless exercise of warrants to them in light of their own circumstances.

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

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of ordinary shares cannot be treated as capital gains, even if the shares are held as capital assets. Further, no portion of any distribution will be treated as QDI.

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

A timely QEF election also allows the electing U.S. holder to: (i) generally treat any gain recognized on the disposition of its shares of the PFIC as capital gain; (ii) treat its share of the PFIC’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on its share of PFIC’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. In addition, net losses (if any) of a PFIC will not pass through to our shareholders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years. Consequently, a U.S. holder may over time be taxed on amounts that as an economic matter exceed our net profits.

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

Information Reporting and Backup Withholding

Information reporting requirements may apply to dividends received by U.S. holders of ordinary shares, and the proceeds received on the disposition of ordinary shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24)% may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding. Any dividend payments with respect to our ordinary shares and proceeds from the sale, exchange, redemption or other disposition of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules to them in light of their own circumstances.

Information returns may be filed with the IRS in connection with, and a non-U.S. holder may be subject to backup withholding on amounts received in respect of their ordinary shares, unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption. Dividends paid with respect to ordinary shares and proceeds from the sale of other disposition of ordinary shares received in the United States by a non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holder provides proof an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

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

Egypt Operating Environment

The table below indicates the Group’s foreign currency exposure as at December 31 2024 as a result of its monetary assets and liabilities denominated in Egyptian Pounds. The analysis calculates the effect of a reasonable possible movement of the US Dollars rate against Egyptian with all other variables held constant on the consolidated statement of comprehensive income.

Sensitivity analysis

A 5% strengthening/(weakening) of the following currency against USD currency at 31 December 2024 would have increased/(decreased) financial instruments by USD equivalent amounts shown below:

	Increase/decrease in USD rate to the	Effect on loss before tax
	Egyptian Pound	USD
2024	+/-5%	703,687
2023	+/-5%	301,433

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

	2024
	Rate as at December 31	Average rate for the period from January 1 to December 31
	LBP	LBP

US Dollar	89,500	72,437

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

Foreign exchange loss, net

	Year Ended December 31,			Change from		Change from
	2024	2023	2022	2023 to 2024		2022 to 2023
	USD	USD	USD	USD %		USD %
Foreign exchange (gain)/loss, net	1,009,006	2,656,846	3,129,330	(1,647,840)	(62.0)%	(472,484)	(15.1)%

Foreign exchange loss has decreased by 62.0% during the year ended December 31, 2024 as compared to 2023. The primary reason behind the foreign exchange losses was the currency devaluation in Egypt.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have concluded that, due to the material weaknesses described below, as of December 31, 2024, our disclosure controls and procedures were not effective. We are in the process of undertaking certain remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Changes in Internal Control over Financial Reporting.”

B. Management’s Annual Report on Internal Control Over Financial Reporting

Management assessed the effectiveness of internal control over financial reporting as at December 31, 2024, based on the criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Based on the material weaknesses described below, our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, have concluded that, as of December 31, 2024, our internal control over financial reporting was not effective.

In connection with the preparation of its financial statements as of and for the year ended December 31, 2024, Anghami and its independent registered public accounting firm identified material weaknesses in Anghami’s internal control over financial reporting related to

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

D. Changes in Internal Control Over Financial Reporting

Over the past two years, Anghami has developed and begun implementing a remediation plan to address the control deficiencies underlying its previously identified material weaknesses. As part of this remediation plan, the Company has initiated a number of corrective measures and will continue to evaluate and implement additional actions as necessary to strengthen its internal control environment. These measures include enhancements to the Company’s ERP system, engagement of third-party consultants, and technical training for employees

The following actions have been taken or are in progress as part of Anghami’s remediation efforts:

1.	Implementation of a new ERP system: Anghami is in the process of implementing and migrating to a new, more advanced and integrated ERP platform. This upgrade is expected to significantly enhance the Company’s ability to maintain effective internal controls over financial reporting. The ERP implementation is scheduled to commence in the second half of 2025.

2.	Enhancements to financial reporting processes: In 2024, the Company made substantial improvements to its financial reporting capabilities, including (i) a reduction in the monthly financial close timeline, (ii) the introduction of more granular segment-level reporting, (iii) the strengthening of its commercial finance and financial planning and analysis functions, and (iv) the establishment of an internal audit function to enhance oversight and monitoring of internal controls.

3.	Engagement of third-party consultants: The Company engaged global Big Four accounting firm to advise on complex accounting matters, including the valuation of warrants and ESOPs, as well as the assessment of intangible assets arising from the OSN+ transaction.

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

Except for the remediation efforts described above taken to address the material weaknesses, there were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Grant Thornton Audit and Accounting Limited (Dubai Branch) (“Grant Thornton”) were appointed as our principal accountants for the years ended December 31, 2024, 2023 and 2022.

The following table summarizes the charge for professional fees rendered in those periods:

	Year Ended December 31,
	2024	2023	2022
	USD	USD	USD
Audit fees	457,000	432,500	683,332
Audit-related fees	24,200	115,216
Tax fees	24,031	42,942	3,672
Total	505,231	590,659	687,004

“Audit fees” are the aggregate fees earned by the Grant Thornton principal accountant entities for the audit of 2022, 2023, and 2024 of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

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

We have elected to follow home country practices permitted under Cayman Islands law in lieu of the requirements of (a) the Rule 5600 Series of the Nasdaq Rule (with the exception of those rules which are required to be followed pursuant to the provisions of Nasdaq Rules 5615(a)(3)); (b) Rule 5250(b)(3); and (c) Rule 5250(d). Accordingly, the we follow Cayman Islands home country practice in lieu of the following Nasdaq Rules, among others:

●	Nasdaq Rule 5605(b): Under this Nasdaq rule, a majority of the members of a company’s board of directors must qualify as independent directors, as defined under Nasdaq Rule 5605(a)(2), and the independent directors must have regularly scheduled meetings at which only independent directors are present. We instead follow Cayman Islands law, under which our board of directors need not include a majority of independent directors, nor do independent directors need to meet separately on a regular basis.

●	Nasdaq Rule 5605(c)(2): Under this Nasdaq rule, an audit committee of at least three members each of whom must be an independent director under Nasdaq Rules and otherwise satisfy the requirements under the Nasdaq Rules. As permitted by Cayman Islands law, our audit committee is composed of less than three directors. Each of the directors serving on the audit committee meets the criteria for independence referenced in Nasdaq Rule 5605(c)(2)(A)(ii) (the criteria set forth in Rule 10A-3(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”), subject to the exemptions provided in Rule 10A-3(c) under the Securities Act).

●	Nasdaq Rule 5605(d)(2): Under this Nasdaq rule, a company must appoint a compensation committee composed of at least two members, each of whom is an independent director under Nasdaq Rules, which shall, among other matters, determine, or recommend to the board of directors for determination, the compensation of the chief executive officer and all other executive officers (subject to limited exceptions). As permitted by Cayman Island law, our Compensation Committee is not, and need not be, composed entirely of independent directors.

●	Nasdaq Rule 5605(e)(1): Under this Nasdaq rule, a director nominees must either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors (subject to limited exceptions). As permitted by Cayman Island law, our Board of Directors as a whole makes nominations of directors.

●	Nasdaq Rule 5620: Under this Nasdaq rule, a company is required to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. We intend to follow Cayman home country practice and may not hold an annual meeting of shareholders on an annual basis.

●	Nasdaq Rule 5635: This Nasdaq rule requires a domestic United States company to obtain shareholder approval for certain dilutive events, such as, the establishment or amendment of certain equity based compensation plans and arrangements; an issuance that will result in a change of control of the company; and certain acquisitions of the stock or assets of another company. We instead follow Cayman Island law, under which shareholder approval is not required for any of the dilutive events described in Nasdaq Rule 5635.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by our directors, senior management, and employees. A copy of this policy is filed as Exhibit 11.1 hereto.

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

These KPIs include the public attack surface score and the infrastructure vulnerability index. Anghami’s executive management team is responsible for assessing and managing cybersecurity risk on a day-to-day basis.

Management receives regular reports on cybersecurity risks and performance from the security team, along with threat intelligence from government partners, information sharing forums, and third-party security vendors. This information is used to continually assess Anghami’s cybersecurity risk profile and adjust the program as needed.

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

Cybersecurity Threats

For the years ended December 31, 2023 and 2024 and through the date of this annual report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition. However, we expect to continue to be a target and experience cyberattacks in the future.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements” of this Report.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.

ITEM 19. EXHIBITS

Exhibit no	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company. (incorporated by reference to Exhibit 1.1 to the Company’s Shell Company Report on Form 20-F filed with the SEC on February 9, 2022).
2.1*	Description of Securities of the Registrant (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on May 13, 2022).
2.2	Specimen Ordinary Share Certificate of the Company (incorporated by reference to Exhibit 4.7 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 3, 2021).
2.3	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 4.8 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 3, 2021).
2.5	Assignment, Assumption and Amendment Agreement (Warrant Agreement), dated February 3, 2022, by and among VMAC, the Company and Continental Stock Transfer & Trust Company, as warrant agent
4.3	Private Placement Warrants Purchase Agreement, August 6, 2020, by and between VMAC and Vistas Media Sponsor, LLC (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.4	Private Placement Units Purchase Agreement, dated August 6, 2020, by and between VMAC and Vistas Media Sponsor, LLC (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.11	Nominee Agreement dated October 13, 2021 by and between Anghami and Hossam Mohamed El Gamal (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 28, 2021).
4.15^	Anghami Inc. Long Term Incentive Plan. (incorporated by reference to Exhibit 4.15 to the Company’s Shell Company Report on Form 20-F filed with the SEC on February 9, 2022).
4.16^	Form of Indemnification Agreement. (incorporated by reference to Exhibit 4.16 to the Company’s Shell Company Report on Form 20-F filed with the SEC on February 9, 2022).
4.18	Transaction Agreement, dated November 21, 2023, by and between Anghami Inc. and OrionPlus2 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on November 24, 2023).
4.19	Warrant, dated April 1, 2024, by and between Anghami Inc. and OSN Streaming Limited (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed with the SEC on April 3, 2024).
4.20	Registration Rights Agreement, dated April 1, 2024, by and between OSN Streaming Limited and Anghami Inc. (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed with the SEC on April 3, 2024).

4.21	Convertible Note Purchase Agreement, by and between the Company and OSN Streaming Limited, dated as of December 16, 2024 (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed with the SEC on December 16, 2024).
4.22	Senior Unsecured Convertible Note, issued by the Company to OSN Streaming Limited, dated as of December 16, 2024 (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed with the SEC on December 16, 2024).
4.23	Senior Unsecured Convertible Note, issued by the Company to OSN Streaming Limited, dated as of February 7, 2025 (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed with the SEC on February 7, 2025).
8.1*	List of subsidiaries of the Company
11.1*	Insider Trading Policy
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Company’s Form 20-F filed with the SEC on April 29, 2024).
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

†	Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

^	Indicates management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Anghami Inc.

	By:	/s/ Elias Habib
Date: April 30, 2025	Name:	Elias Habib
	Title:	Chief Executive Officer

ANGHAMI INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024, 2023 and 2022

Grant Thornton Audit and Accounting Limited Corporation (BVI) The Offices 5 Level 3 Office 302, 303 One Central, DWTC Dubai, UAE P.O. Box 1620 T +971 4 388 9925 F +971 4 388 9915 www.grantthornton.ae

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Anghami, Inc.

Opinion on the financial  statements

We have audited the accompanying consolidated statements of financial position of Anghami Inc. (the “Parent Company”) and its subsidiaries (together the “Group”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the year ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the year ended December 31, 2024, in accordance with International Financial Reporting Standards (“IFRS”), as issued by International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements as at December 31, 2024, the Group incurred a total loss of USD 63,592,548 and accumulated losses of USD 202,503,268 and as of that date, the Group had negative working capital (i.e. excess of current liabilities over current assets) of USD 20,259,303. These conditions, along with other matters as set forth in Note 2, raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Dubai, United Arab Emirates

30 April, 2025

(PCAOB ID 3211)

ANGHAMI INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

	Notes	2024	2023	2022
		USD	USD	USD

Revenue	4	78,093,405	41,380,440	48,482,015
Cost of revenue	6	(102,116,216)	(31,088,542)	(39,130,522)
Gross (loss) / profit		(24,022,811)	10,291,898	9,351,493

Selling and marketing expenses	7	(19,268,175)	(8,369,739)	(11,569,386)
General and administrative expenses	8	(18,833,432)	(17,080,251)	(17,365,313)
Consultancy and professional fees	12	(1,215,572)	(1,725,675)	(2,114,707)
Government grants	13	1,800,478	2,325,960	4,318,726
Impairment of goodwill	23	(600,000)	-	-
Operating loss		(62,139,512)	(14,557,807)	(17,379,187)

Finance costs	9	(175,003)	(268,517)	(552,751)
Finance income	10	538,877	18,959	15,036
Other income	11	311,611	3,242,597	2,825,374
Share of loss of a joint venture	18	(8,383)	(213,805)	(283,055)
Loss on liquidation of joint venture	18	(354,595)	-	-
Fair value change of warrants liabilities	27	1,624,868	(575,224)	6,697,574
Fair value of embedded derivatives		(609,320)	-	-
Recapitalization expense	32	-	-	(48,521,756)
Foreign exchange loss, net		(1,009,006)	(2,656,846)	(3,129,330)
Loss before tax		(61,820,463)	(15,010,643)	(60,328,095)

Income tax expense	14	(1,772,085)	(654,991)	(892,937)
TOTAL LOSS AND COMPREHENSIVE LOSS FOR THE YEAR		(63,592,548)	(15,665,634)	(61,221,032)

Attributable to:
Equity holders of the Parent		(63,554,582)	(15,813,351)	(61,019,350)
Non-controlling interests		(37,966)	147,717	(201,682)
		(63,592,548)	(15,665,634)	(61,221,032)

Basic and diluted loss per share attributable to equity holders of the Parent	31	(1.10)	(0.60)	(2.35)

The attached notes 1 to 34 form part of these consolidated financial statements.

ANGHAMI INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	December 31, 2024	December 31, 2023
		USD	USD
ASSETS
Non-current assets
Property and equipment	15	1,360,224	1,812,738
Intangible assets	16	91,757,382	1,184,773
Goodwill	23	-	600,000
Investment in a joint venture	18	-	619,690
Right-of-use assets	22	207,811	142,291
Deferred tax assets	14	844	1,384
		93,326,261	4,360,876

Current assets
Trade and other receivables	17	9,504,156	6,289,768
Accrued government grants	13	588,863	822,073
Contract assets	4	5,667,727	1,406,015
Amount due from related parties	26	838,301	346,961
Cash and bank balances	19	14,150,721	6,239,080
		30,749,768	15,103,897

TOTAL ASSETS		124,076,029	19,464,773

EQUITY AND LIABILITIES
Equity
Share capital	20	6,686	2,971
Share premium	20	262,286,166	125,606,786
Share-based payment reserves	21	64,621	415,573
Accumulated losses		(202,503,268)	(138,948,686)
Equity surplus / (deficit) attributed to equity holders of the Parent		59,854,205	(12,923,356)
Non-controlling interests		(1,212,877)	(1,174,911)
Total Equity surplus / (deficit)		58,641,328	(14,098,267)

Non-current liabilities
Provision for employees’ end-of-service benefits	24	1,555,425	831,277
Lease liabilities	22	213,218	58,437
Convertible Notes	28	12,047,667	-
Embedded derivatives	28	609,320	-
Government grants	13	-	372,371
		14,425,630	1,262,085

Current liabilities
Trade and other payables	25	26,407,278	26,204,360
Government grants	13	410,611	132,948
Contract liabilities	4	3,979,613	3,458,753
Amount due to shareholders and related parties	26	19,085,131	1,097,497
Warrant liabilities	27	538,827	1,137,946
Income tax payable		551,987	156,991
Bank overdrafts	19	9,929	7,395
Lease liabilities	22	25,695	105,065
		51,009,071	32,300,955

Total liabilities		65,434,701	33,563,040
TOTAL EQUITY AND LIABILITIES		124,076,029	19,464,773

The attached notes 1 to 34 form part of these consolidated financial statements.

ANGHAMI INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Share-based payment reserves	Other reserves	Accumulated losses	Surplus / (deficit) attributable to the equity holders of the Parent	Non-controlling interest	Total deficit
	USD	USD	USD	USD	USD	USD	USD	USD

At January 1, 2022	1,721	32,109,245	3,162,544	(100,774)	(62,015,211)	(26,842,475)	(1,120,946)	(27,963,421)
Share-based payments (note 21)	-	-	(1,650,054)	-	-	(1,650,054)	-	(1,650,054)
Issuance of Shares upon reverse recapitalization, net of issuance costs	748	73,392,243	-	-	-	73,392,991	-	73,392,991
Share-based payment for service providers	29	2,899,971	-	-	-	2,900,000	-	2,900,000
Loans converted to equity	79	7,738,105	-	-	-	7,738,184	-	7,738,184
Issuance of common shares upon exercise of warrants	24	365,676	-	-	-	365,700	-	365,700
Movement in other reserves	-	-	-	100,774	(100,774)	-	-	-
Total comprehensive loss	-	-	-	-	(61,019,350)	(61,019,350)	(201,682)	(61,221,032)
At December 31, 2022	2,601	116,505,240	1,512,490	-	(123,135,335)	(5,115,004)	(1,322,628)	(6,437,632)

Share-based payments (note 21)	55	919,861	(1,096,917)	-	-	(177,001)	-	(177,001)
Share based payment for board of directors (note 20)	14	194,986	-	-	-	195,000	-	195,000
Share based payment for service providers (note 20)	95	2,849,905	-	-	-	2,850,000	-	2,850,000
Loans converted to equity (note 28)	206	5,136,794	-	-	-	5,137,000	-	5,137,000
Total comprehensive loss	-	-	-	-	(15,813,351)	(15,813,351)	147,717	(15,665,634)
At December 31, 2023	2,971	125,606,786	415,573	-	(138,948,686)	(12,923,356)	(1,174,911)	(14,098,267)
Share-based payments (note 21)	17	183,095	(350,952)	-	-	(167,840)	-	(167,840)
Issuance of shares upon acquisition of assets (note 20)	3,698	136,496,285	-	-	-	136,499,983	-	136,499,983
Total comprehensive loss	-	-	-	-	(63,554,582)	(63,554,582)	(37,966)	(63,592,548)
At December 31, 2024	6,686	262,286,166	64,621	-	(202,503,268)	59,854,205	(1,212,877)	58,641,328

The attached notes 1 to 34 form part of these consolidated financial statements.

ANGHAMI INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	2024	2023	2022
		USD	USD	USD
OPERATING ACTIVITIES
Loss for the year		(63,592,548)	(15,665,634)	(61,221,032)

Adjustments for:
Depreciation of property and equipment	15	498,270	486,771	204,002
Depreciation of right-of-use assets	22	121,078	154,247	121,020
Amortization of intangible assets	16	5,675,716	2,576,922	3,469,763
Write-off of intangible assets	16	-	5,053,604	-
Provisions for deferred taxes		-	-	(16,009)
Finance costs	9	175,003	268,517	552,751
Finance income	10	(538,877)	(18,959)	(15,036)
Provision for employees’ end of service benefits	24	762,891	431,439	643,904
Revaluation of warrants liability	27	(1,624,868)	575,224	(6,697,574)
Reversal of provisions of shared-based payment reserves	21	(167,840)	(177,001)	(2,214,795)
Recapitalization expense	32	-	-	48,521,756
Provision for share-based payments	21	-	-	564,741
Charges / (reversals) of allowance for estimated credit loss	17	453,643	(219,256)	716,291
Share of loss of a joint venture	18	8,383	213,805	283,055
Fair value of embedded derivatives		609,320	-	-
Goodwill impairment	23	600,000	-	-
Loss recognized upon liquidation of joint venture		354,595	-	-
Taxes	14	1,772,085	654,991	892,937
Government grants revenue	13	(1,800,478)	(2,325,960)	(4,318,726)
		(56,693,627)	(7,991,290)	(18,512,952)
Working capital changes:
Trade and other receivables		(3,668,031)	4,251,321	(5,632,577)
Due from related parties		(491,340)	(107,699)	1,427,647
Contract assets		(4,261,712)	958,998	(200,808)
Trade and other payables		(296,206)	(317,879)	22,340,143
Contract liabilities		520,860	(1,077,617)	1,385,939
Due to shareholders and related parties		17,987,634	1,706,189	365,461
Cash flow (used in) / generated from operations		(46,902,422)	(2,577,977)	1,172,853
Income tax paid		(877,425)	(930,211)	(979,226)
End of service benefits paid	24	(38,743)	(301,115)	(108,964)
Net cash flows (used in) / generated from operating activities		(47,818,590)	(3,809,303)	84,663

INVESTING ACTIVITIES
Purchase of property and equipment	15	(45,756)	(98,534)	(2,128,652)
Additions of intangible assets	16	(1,248,325)	(1,212,144)	(9,030,072)
Investment in a joint venture	18	-	-	(1,068,408)
Cash proceeds from liquidation of joint venture		256,712	-	-
Payment for acquisition of subsidiary		-	-	(350,000)
Net cash flows used in investing activities		(1,037,369)	(1,310,678)	(12,577,132)

FINANCING ACTIVITIES
Payments of lease liabilities	22	(157,239)	(233,612)	(189,555)
Proceeds / (Repayment) of loans and borrowings	28	12,000,000	5,000,000	(11,200,123)
Receipt of government grants	13	1,938,980	3,544,435	2,993,340
Proceeds from acquisition of assets	1	41,499,983	-	-
Proceeds from issuance of private warrants	27	1,025,749	-	-
Proceeds from reverse recapitalization	32	-	-	2,480,107
Proceeds from PIPE Financing	32	-	-	30,427,800
Reverse recapitalization transaction costs	32	-	-	(9,470,709)
Finance costs paid		(81,284)	(91,447)	(82,636)
Finance income received		538,877	18,959	15,036
Net cash flows generated from financing activities		56,765,066	8,238,335	14,973,260

INCREASE IN CASH AND CASH EQUIVALENTS		7,909,107	3,118,354	2,480,791
Cash and cash equivalents at January 1		6,231,685	3,113,331	632,540
CASH AND CASH EQUIVALENTS AT DECEMBER 31	19	14,140,792	6,231,685	3,113,331

Supplementary cash flow information on non-cash investing and financing activities	2024	2023	2022
Intangible assets recognized upon acquisition of assets	95,000,000	-	-
Addition of Long term lease	186,597	-	-
Loans converted to equity during the year	-	5,137,000	-
Share based payment for service provider	-	2,850,000	2,900,000
Issuance of shares to Board of Directors	-	195,000	-
Loans converted to equity upon business combination	-	-	7,738,185
Issuance of Class A Shares upon exercise of warrants	-	-	365,700
Deferred consideration in relation to acquisition of subsidiary	-	-	250,000
Transaction cost settle net of proceeds	-	-	10,132,000

The attached notes 1 to 34 form part of these consolidated financial statements.

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

The principal activity of the Group is digital entertainment and online streaming including music, podcasts, music videos, live events, movies and series. The Group has a freemium business model whereby premium (paying) users get unlimited access to online streaming content, ads free streaming experience, and unlimited downloads. The ad-supported users do not pay subscription fees and are provided with limited access to on-demand online streaming content without the ability to download content. The Group secures its content via licenses with labels and independent artists to provide its service.

On April 1st, 2024, OSN+, the region’s leading streaming platform for premium video content, and Anghami Inc. have announced a deal. The investment from the OSN Group materialized via the newly created SPV OSN Streaming Limited (“OSN Streaming”) and was realized through transfer of OSN+ asset to Anghami for a total consideration of USD 136,499,983, comprising of the brand valued at USD 76,000,000, the subscribers relationship valued at USD 19,000,000, and a cash consideration for a total of USD 41,499,983. The fair value of the intangible assets recognized has been determined by an external third party expert. Please refer to note 16 and note 20 for more information.

The OSN group investment in Anghami was executed via a structured approach: Panther Media Group Limited (“PMGL”) established Panther Media Holding Limited (“PMHL”) a wholly owned Special Purpose Vehicle (SPV) in the Dubai International Financial Centre (DIFC), which then created OSN Streaming Holding Limited another Special Purpose Vehicle (SPV) in the Dubai International Financial Center (DIFC) which ultimately then created OSN Streaming, a subsidiary SPV in the Cayman Islands.

The transaction has resulted in the issuance of 36,985,507 common shares to OSN Streaming. Please refer to note 20 for more information. OSN Group is the majority shareholder of OSN Streaming with a 55.25% ownership percentage.

2 GOING CONCERN

For the year ended December 31, 2024, 2023 and 2022 the Group incurred a loss of USD 63,592,548, USD 15,665,634 and USD 61,221,032 respectively; and as at December 31, 2024 and 2023 the Group has accumulated losses of USD 202,503,268 and USD 138,948,686 respectively; and negative working capital (i.e. excess of current liabilities over current assets) of USD 20,259,303 and USD 17,197,058 respectively. In addition to the cash flows to be generated from the Group’s operations, the continuation of the Group’s operations is dependent primarily on the ability to raise funding, and accessibility and availability thereof. The Group’s management acknowledge that there is a risk that the quantum and timing of cash flows may not be achievable in line with the twelve months forecasts from the date of approval of the Group’s consolidated financial statements. A review of the strategic plan and budget, including expected developments in liquidity and capital was considered.

Based on management’s forecasts, the day-to-day operations and expenditure requirements are anticipated to be funded primarily through the ability to access additional funding from shareholders.

On February 8, 2025 the Group utilized an additional USD 20,000,000, under the Convertible Note issued to OSN Streaming. This is in addition to the initial USD 12,000,000 issued on December 16, 2024. These transactions are pursuant to the Note Purchase Agreement with OSN Streaming Limited, bringing the total amount issued under the Convertible Note to USD 32,000,000 out of the total USD 55,000,000 agreed upon.

As such, there is material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for a period of at least 12 months from the date of issuance of these consolidated financial statements.

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

3 BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

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

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (continued)

3.2 Basis of consolidation (continued)

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

Details of subsidiaries as at December 31, 2024 and December 31, 2023 were as follows:

Subsidiaries	% of legal ownership 2024	% of legal ownership 2023	Country of Incorporation	Principal business activities
Anghami Cayman	100%	100%	Cayman	Music streaming
Anghami Technologies Ltd	100%	100%	UAE	Music streaming
Spotlight Recreational Services LLC	100%	100%	UAE	Live event
Anghami FZ LLC	100%	100%	UAE	Music streaming
Digimusic SAL Offshore	96%	94%	Lebanon	Music streaming
Anghami KSA	100%	100%	Saudi Arabia	Music streaming
Anghami for Digital Content	100%	100%	Egypt	Music streaming

The carrying amount of the Group’s investment in the subsidiary and the equity of the subsidiary is eliminated on consolidation.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (continued)

3.3 Initial application of a standard, amendment or an interpretation to existing standards

i) New and amended standards and interpretations

Accounting pronouncements which have become effective from January 1, 2024 and have therefore been adopted are as follows:

-	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

-	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

-	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

-	Non-current Liabilities with Covenants (Amendments to IAS 1)

The adoption of the above new amendment and improvements to standards did not impact the financial position or performance of the Group.

Other standards and amendments that are not yet effective and have not been adopted early by the Group are as follows:

-	Lack of Exchangeability (Amendments to IAS 21)

-	Amendments to the Classification and Measurement of Financial Instruments (Amendments

-	to IFRS 9 and 7)

-	IFRS 18 ‘Presentation and Disclosure in Financial Statements’

-	IFRS 19 ‘Subsidiaries without Public Accountability: Disclosures’

3.4 Summary of material accounting policies

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

The control over the services provided to customers is demonstrated through the following key considerations:

●	The Group has full control over Anghami’s & OSN+’s app streaming platform

●	The Group reserves the right to decide the fees and the advertising agencies and live events partners does not have the right to amend the fees;

●	The Group has complete discretion over assigning the advertising campaign on Anghami’s & OSN+’s app streaming platform to the various advertising agencies;

●	The Group is responsible for accepting or rejecting the campaign request once placed on the platform;

●	The Group assumes responsibility for receiving and resolving the complaints registered by the end-users over the quality of the services provided;

●	Any incentives and discounts given to the end-users are entirely determined by the Group

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (continued)

3.4 Summary of significant accounting policies (continued)

Revenue recognition (continued)

Subscription revenue

The Group generates subscription revenue from the sale of the premium service in which customers can listen and /or watch on-demand and offline. Premium services are sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. The Group satisfies its performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. Premium services are paid in advance.

Premium partner subscription revenue is based on a per-subscriber rate in a negotiated partner agreement. Under these arrangements, a premium partner may bundle the premium service with its existing product offerings or offer the premium service as an add-on to their services. Payment is remitted to the Group through the premium partner. The Group assesses the facts and circumstances, including whether the partner is acting as a principal or agent, of all partner revenue arrangements and then recognizes revenues either gross or net. Premium partner services, whether recognized gross or net, have one material performance obligation, which is the delivery of the premium service. The service provided by the premium partners is to act as a payment gateway to collect the subscription fees and transfer it to the Group against receiving a fee calculated as a percentage of revenue collected. The Group has assessed each of its premium partner subscription revenue agreements and concluded that revenue should be recognized on a gross basis as the Group controls the music streaming service provided to the premium users and remains responsible to deliver the music and / or movies streaming services at the agreed quality during the full subscription period; in addition, the Group has full discretion in determining the price of the music and / or movies streaming services offered. The fees paid to the premium partner against the services provided by them is recognized as part of cost of revenue in the consolidated statement of comprehensive income.

Additionally, the Group sells premium subscriptions to third party service providers who bundle the purchased premium subscriptions with other services and products they deliver to their end-users. Under this product, the third-party service providers are the Group’s customers and not their end-users. The Group’s only material performance obligation is the delivery of the music and / or movies streaming services. The third-party service providers do not provide any services to the Group. The Group recognizes the revenue received from such third-party service providers over the sold premium subscriptions and vouchers validity period which starts on their respective activation day.

Advertisement revenue

The Group’s advertising revenue is primarily generated through display, audio, and video advertising delivered through advertising impressions. The Group’s advertising revenue is generated through:

(1)	Agency Sales Channel: the Group entered into an arrangement with an advertising agency that sells ads campaigns to global and regional brands. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an Insertion Order (“IO”) that specifies the terms of the arrangement such as the type of ad product, pricing, insertion dates, and number of impressions in a stated period. The advertising agency promotes the Group’s advertising products based on a pre-agreed sales commission based on generated revenue. The Group sets the pricing schedule for ads impressions and approves the ads before their display on the Anghami and OSN platform and remains responsible to deliver the advertising products to the advertising client. Advertising clients and advertising agency send for the Group’s approval the advertisement to be displayed on the Anghami and OSN platform and the IOs that specify the number of ads impressions, campaigns periods, and the agreed service fees.

(2)	Direct Sales Channel: the Group works directly with advertising clients. The Group’s sales team identifies and manages these advertising clients and approves their advertising campaigns sent via IOs which acts as a contract between the Group and the advertising clients.

(3)	Programmatic Advertising Channel: the Group generates Advertisement revenue through arrangements with certain advertising exchange platforms to distribute advertising inventory for purchase on a cost-per-thousand basis through their automated exchange. The Group has control over which ads are to be displayed on its platform, volumes and selection criteria.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (continued)

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

Cost of revenue

Cost of revenue consists predominantly of label and publishing costs related to content streaming, payment processing, agency fees and barter transaction costs. The Group incurs label and publishing costs to certain music record labels, music publishers, and other rights holders for the right to stream music to the Group’s users. Label and publishing costs are typically calculated using negotiated rates in accordance with license agreements and are based on either subscription and advertising revenue earned, user / usage measures, or a combination of these. The determination of the amount of the rights holders’ liability is complex and subject to a number of variables, including the revenue recognized, the type of content streamed and the country in which it is streamed, the product tier such content is streamed on, identification of the appropriate license holder, size of user base, ratio of Ad-Supported users to premium subscribers, and any applicable advertising fees and discounts, among other variables. Some rights holders have allowed the use of their content on the platform while negotiations of the terms and conditions are ongoing. In such situations, label and publishing costs are calculated using estimated rates. In certain jurisdictions, rights holders have several years to claim royalties for musical compositions and therefore estimates of the label and publishing payables are made until payments are made. The Group has certain arrangements whereby label and publishing costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is established when actual label and publishing costs to be incurred during a contractual period are expected to fall short or exceed the minimum guaranteed amounts.

Cost of revenue also includes video content costs incurred in connection with the Group’s partnership with OSN, including license fees and streaming infrastructure expenses related to video-on-demand services. These costs are recognized based on contractual terms.

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

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (continued)

3.4 Summary of significant accounting policies (continued)

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

3 BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (continued)

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

That cost is recognized in general and administrative expenses (Note 8), together with a corresponding increase in equity (other capital reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the consolidated statement of comprehensive income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

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

3 BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (continued)

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

3 BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (continued)

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

Intangible assets

The Group recognizes internal application and content development costs, podcasts and original content as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Until development of the underlying intangible asset is completed and is available for intended use, the costs incurred are reflected as work in progress. Please refer to Note 16 for the details of the expenses.

The Group capitalizes certain costs related to acquired music and media content, where the rights obtained provide access to identifiable future economic benefits and meet the recognition criteria under IAS 38. These acquired content assets are initially measured at cost and are amortized over their estimated useful lives, typically reflecting the pattern in which the asset’s economic benefits are consumed.

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

The Group recognized intangible assets in accordance with the applicable IFRS standards for asset acquisitions. These intangible assets, which primarily include brand name and customer relationships, were identified and measured at fair value as of the acquisition date. The recognition of these assets reflects the application of purchase accounting under an asset acquisition framework, whereby the total consideration was allocated to the identifiable assets based on their relative fair values.

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

3 BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (continued)

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

3 BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (continued)

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

3 BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (continued)

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

Financial liabilities at amortized cost (loans and borrowings)

This category generally applies to interest-bearing loans and borrowings, lease liabilities and certain convertible notes. After initial recognition, interest-bearing loans and borrowings, lease liabilities and certain convertible notes are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the finance costs / income line item in the consolidated statement of comprehensive income when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR.

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

3 BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (continued)

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

Convertible notes

Convertible notes are presented as financial liability in the consolidated statement of financial position. On issuance of the convertible notes, the liability is measured at fair value and subsequently carried at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption. Convertible notes are classified as non-current liabilities based on the expected conversion date in accordance with the convertible note’s agreements.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (continued)

3.4 Summary of significant accounting policies (continued)

Financial instruments (continued)

ii). Financial liabilities (continued)

Embedded derivatives

A derivative embedded in a hybrid contract is separated from the host and accounted for as a separate derivative if, the economic characteristics and risks are not closely related to the host, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

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

Current versus non-current classification

The Group presents assets and liabilities in the consolidated statement of financial position based on current / non-current classification. An asset is current when it is:

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

3 BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (continued)

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

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired; If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognizes the loss within ‘Share of profit of a joint venture’ in the consolidated statement of comprehensive income.

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

Impairment losses of continuing operations are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (continued)

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

3 BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (continued)

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

The Group’s derivative liabilities related to its public and private warrants are measured using appropriate valuation method. Public warrants derivative liabilities was measured using public market prices while Black-Scholes Options Pricing Model (“BSOPM”) was used to value the private warrants.

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

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from operations. The value in use calculation is based on a DCF model. The cash flows are derived from the budget for the next ten years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognised by the Group.

The recoverable amount of the brand value CGU is  determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a ten-year period. The projected cash flows have been updated to reflect the increased demand for contents and broadcasting rights. The management did not identify an impairment for this CGU. Key assumptions used in value in use calculations and sensitivity to changes in assumptions The calculation of value in use for contents  is most sensitive to the discount rates, growth rates and terminal value assumptions.

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

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 REVENUE

	2024	2023	2022
	USD	USD	USD

Revenue from subscriptions	64,991,807	24,557,650	27,061,318
Revenue from advertisement (1)	11,221,050	9,900,071	12,057,903
Revenue from live events	1,880,548	6,922,719	9,362,794
	78,093,405	41,380,440	48,482,015
Goods and services transferred at a point in time	13,101,598	16,822,790	21,420,697
Goods and services transferred over time	64,991,807	24,557,650	27,061,318
	78,093,405	41,380,440	48,482,015

(1)	Revenue from advertisement for the year ended December 31, 2024, 2023 and 2022 include barter transactions amounting to USD 2,546,572, USD 111,996 and USD 4,270,233 respectively.

Contract assets

As of December 31, 2024, 2023 and 2022 the group’s contract assets consist of accrued income from contracts with customers which amounts to USD 5,667,727, USD 1,406,015 and USD 2,365,013 respectively. Accrued income is mainly comprised of subscription fees due from customers not yet billed. Revenue is recognized over time as the services are performed.

Contract liabilities

The Group’s contract liabilities from contracts with customers consist only of deferred revenue. Deferred revenue is mainly comprised of subscription fees and vouchers sold collected in advance for services not yet performed and therefore their revenues have not been recognized. Revenue is recognized over time as the services are performed. As of December 31, 2024, 2023 and 2022, the Group had deferred revenue of USD 3,979,613, USD 3,458,753 and 4,536,370 respectively. This balance will be recognized as revenue as the services are performed, which is generally expected to occur over a period up to a year.

Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2024, and 2023 is USD 3,458,753 and USD 4,536,370 respectively.

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

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	2024	2023	2022
	USD	USD	USD
Revenue from subscription segment
Revenue	64,991,807	24,557,650	27,061,318
Cost of revenue	(92,457,957)	(21,344,236)	(23,541,956)
Segment gross (loss) / profit	(27,466,150)	3,213,414	3,519,362

Revenue from advertisement segment
Revenue	11,221,050	9,900,071	12,057,903
Cost of revenue	(7,444,133)	(3,855,840)	(8,655,196)
Segment gross profit	3,776,917	6,044,231	3,402,707

Revenue from live events segment
Revenue	1,880,548	6,922,719	9,362,794
Cost of revenue	(2,214,126)	(5,888,466)	(6,933,370)
Segment gross (loss) / profit	(333,578)	1,034,253	2,429,424

Consolidated
Revenue from external customers	78,093,405	41,380,440	48,482,015
Cost of revenue	(102,116,216)	(31,088,542)	(39,130,522)
Gross (loss) / profit	(24,022,811)	10,291,898	9,351,493

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5 SEGMENT INFORMATION (continued)

Reconciliation of gross (loss) / profit

Selling and marketing, operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall group basis. The reconciliation between reportable segment gross profit to the Group’s loss before tax is as follows:

	2024	2023	2022
	USD	USD	USD

Gross (loss) / profit	(24,022,811)	10,291,898	9,351,493
Selling and marketing expenses	(19,268,175)	(8,369,739)	(11,569,386)
General and administrative expenses	(18,833,432)	(17,080,251)	(17,365,313)
Consultancy and professional fees	(1,215,572)	(1,725,675)	(2,114,707)
Government grants	1,800,478	2,325,960	4,318,726
Impairment of goodwill	(600,000)	-	-
Finance costs	(175,003)	(268,517)	(552,751)
Finance income	538,877	18,959	15,036
Other income	311,611	3,242,597	2,825,374
Share of loss of a joint venture	(8,383)	(213,805)	(283,055)
Loss on liquidation of joint venture	(354,595)	-	-
Fair value change of warrants liabilities	1,624,868	(575,224)	6,697,574
Fair value of embedded derivatives	(609,320)	-	-
Recapitalization expense	-	-	(48,521,756)
Foreign exchange loss, net	(1,009,006)	(2,656,846)	(3,129,330)
Loss before tax	(61,820,463)	(15,010,643)	(60,328,095)

Revenue by market

	2024	2023	2022
	USD	USD	USD
KSA	24,985,212	9,655,639	14,607,994
UAE	14,426,138	11,830,985	12,750,454
Egypt	11,313,462	9,327,477	9,804,094
Qatar	6,540,338	713,111	756,924
Kuwait	6,335,828	1,265,485	1,757,282
Lebanon	2,872,528	3,456,823	3,572,317
Jordan	1,427,499	1,227,705	1,133,807
Others*	9,832,970	3,903,215	4,099,143
	77,733,976	41,380,440	48,482,015

Subscription revenue is attributed to a country based on where the membership originates. Advertising revenue is attributed to a country based on where the advertising campaign is viewed. Live events revenue is attributed to a country based on where the events occurred.

*	There is no individual geographical market other than those disclosed above which would constitute more than 5% of the total revenue.

For a total amount of USD 359,429 during the year ended December 31, 2024, management was unable to allocate the sum to a specific geographical location due to practical constraints.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6 COST OF REVENUE

	2024	2023	2022
	USD	USD	USD

Content acquisition and royalty costs	77,379,221	14,430,879	15,819,603
Payment processing and agency fees	8,296,788	5,449,000	5,778,190
Amortization of intangible assets (note 16)	5,541,431	1,599,786	1,242,329
Technology infrastructure costs	4,674,264	2,539,911	3,795,517
Barter transaction cost	2,546,572	111,996	4,270,233
Live events cost	2,214,125	5,888,466	6,933,370
Branded content	1,463,815	589,838	740,101
Online and other costs	-	478,666	551,179
	102,116,216	31,088,542	39,130,522

7 SELLING AND MARKETING EXPENSES

	2024	2023	2022
	USD	USD	USD

Marketing and branding expenses	16,934,781	5,983,651	9,133,617
Advertising expenses	2,333,394	2,386,088	2,435,769
	19,268,175	8,369,739	11,569,386

8 GENERAL AND ADMINISTRATIVE EXPENSES

	2024	2023	2022
	USD	USD	USD

Salaries and other related benefits	14,008,123	11,082,572	12,954,848
Insurance expense	1,040,793	1,047,939	564,617
Rent and related charges (note 22)	808,969	670,557	514,643
Provision for employee’s end of service benefit (note 24)	762,891	431,439	643,904
Depreciation of property and equipment (note 15)	498,270	486,771	204,002
Provision for expected credit losses (note 17)	453,643	-	716,291
License fees	419,203	84,386	48,362
Other expenses	235,333	370,525	356,264
Travel expenses	216,998	248,740	327,808
Amortization of intangible assets (note 16)	134,285	32,793	3,437
Depreciation of rights-of-use assets (note 22)	121,078	154,247	121,020
Utilities	116,519	92,766	299,697
Write-off receivables	17,327	18,151	45,679
Settlement fees*	-	2,000,000	-
Employees’ share-based compensation (note 21)	-	359,365	564,741
	18,833,432	17,080,251	17,365,313

*	The amount relates to a settlement agreement incurred in 2023 with content owner, related to differing opinions of both parties in reference to distribution of content for certain customers. As of December 31, 2024 the entirety of the amount has been settled.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9 FINANCE COSTS

	2024	2023	2022
	USD	USD	USD

Interest on convertible loans (note 28)	47,667	137,500	322,748
Bank interest and other charges	81,283	90,947	82,636
Interest on lease liabilities (note 22)	46,053	40,070	58,610
Interest on working capital loans	-	-	88,757
	175,003	268,517	552,751

10 FINANCE INCOME

	2024	2023	2022
	USD	USD	USD

Interest earned on bank deposits	538,877	18,959	15,036
	538,877	18,959	15,036

11 OTHER INCOME

	2024	2023	2022
	USD	USD	USD

Write off of payables and other provisions (1)	112,549	2,701,703	563,841
Reversal of provisions of shared-based payment reserves (note 21) (2)	167,840	536,366	2,214,795
Other non-operating income	31,222	4,528	46,738
	311,611	3,242,597	2,825,374

(1)	During the year 2023, the Group has novated most of its contracts related to publishing rights, which resulted in a decrease in its publishing rights provisions taken for previous years by an amount of USD 2,588,564. There are no costs related to reversal due to contracts novation in 2024.

(2)	The reduction in provisions of shared-based payment reserves is attributed to the decrease in the fair value of options by USD 167,840 (2023: USD 536,366).

12 CONSULTANCY AND PROFESSIONAL FEES

	2024	2023	2022
	USD	USD	USD

Audit fees	457,000	432,500	695,086
Legal fees	410,274	572,079	981,085
Consultancy fees	348,298	721,096	438,536
	1,215,572	1,725,675	2,114,707

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13 GOVERNMENT GRANTS

	2024	2023
	USD	USD

At 1 January	316,754	1,535,229
Received during the year	(1,938,980)	(3,544,435)
Amount recognized in the statement of profit or loss	1,800,478	2,325,960
At 31 December	178,252	316,754

	2024	2023
	USD	USD

Current assets	588,863	822,073
Non-current liabilities	-	(372,371)
Current liabilities	(410,611)	(132,948)
	178,252	316,754

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

As of December 31, 2024 and December 31, 2023 the Group had a Accrued Government grants of USD 588,863 and USD 822,073 respectively. The accrued government grants are due from governmental entities not yet claimed.

14 INCOME TAX

The major components of income tax expense for the years ended December 31, 2024, 2023 and 2022 are:

	2024	2023	2022
	USD	USD	USD
Consolidated statement of comprehensive income
Current income tax:
Current income tax charge	551,987	156,991	465,309

Withholding taxes:
Withholding taxes	1,220,098	498,000	427,628

Income tax expense reported in the consolidated statement of comprehensive income	1,772,085	654,991	892,937

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14 INCOME TAX (continued)

Deferred tax assets / (liabilities) relates to the following:

	Consolidated statement of financial position		Consolidated statement of comprehensive income
	2024	2023	2024	2023
	USD	USD	USD	USD

Provisions	-	-	-	-
Accelerated depreciation for tax purposes	844	1,384	-	-
Losses available for offsetting against future taxable income	-	-	-	-
Deferred tax expense / (benefit)
Deferred tax assets	844	1,384	-	-

The Group’s exposure to taxes stems from:

(1)	Anghami KSA: established in the Kingdom of Saudi Arabia and is subject to 5% withholding tax and 20% corporate income tax;

(2)	Anghami for Digital Content (ADC): established in Egypt and is subject to 20% withholding tax and 22.5% corporate income; and

(3)	Digi Music SAL (Offshore): established in Lebanon and is subject to 7.5% withholding tax.

In 2024, there is no deferred tax assets not recognised.

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

The Cabinet of Ministers Decision No. 116 / 2022 effective from 2023, specifies the threshold of income over which the 9% tax rate would apply and accordingly, the Law is now considered to be substantively enacted. A rate of 9% will apply to taxable income exceeding AED 375,000, a rate of 0% will apply to taxable income not exceeding AED 375,000.

The Group has assessed the deferred tax implications for the year ended December 31, 2024 and, after considering its interpretations of applicable tax law, official pronouncements, cabinet decisions and ministerial decisions (especially with regard to transition rules), it has been concluded that there is no impact for the year.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15 PROPERTY AND EQUIPMENT

The movement of property and equipment during the year is as follows:

	General installations	Office and computer equipment	Furniture & fixtures	Total
	USD	USD	USD	USD
2023
Cost
At January 1, 2023	2,038,545	529,321	536,995	3,104,861
Additions	80,271	18,263	-	98,534
At December 31, 2023	2,118,816	547,584	536,995	3,203,395

Depreciation
At January 1, 2023	638,800	203,458	61,628	903,886
Charge for the year (note 8)	300,395	85,941	100,435	486,771
At December 31, 2023	939,195	289,399	162,063	1,390,657

Net carrying amount
At December 31, 2023	1,179,621	258,185	374,932	1,812,738

2024
Cost
At January 1, 2024	2,118,816	547,584	536,995	3,203,395
Additions	-	45,756	-	45,756
At December 31, 2024	2,118,816	593,340	536,995	3,249,151

Depreciation
At January 1, 2024	939,195	289,399	162,063	1,390,657
Charge for the year (note 8)	306,215	91,782	100,273	498,270
At December 31, 2024	1,245,410	381,181	262,336	1,888,927

Net carrying amount
At December 31, 2024	873,406	212,159	274,659	1,360,224

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16 INTANGIBLE ASSETS

The movement of intangible assets during the year is as follows:

	Brand	Subscribers Relationship	Application development	Originals and Sessions	Other intangibles	Work in progress	Total
	USD	USD	USD	USD	USD	USD	USD
2023
Cost:
At January 1, 2023	-	-	3,685,510	520,052	9,014,531	120,498	13,340,591
Additions	-	-	-	-	1,030,502	14,975	1,045,477
Additions – internally developed	-	-	166,667	-	-	-	166,667
Contract termination*	-	-	-	-	(8,750,000)	-	(8,750,000)
Transfers	-	-	-	10,450	-	(10,450)	-
At December 31, 2023	-	-	3,852,177	530,502	1,295,033	125,023	5,802,735

Amortization:
At January 1, 2023	-	-	2,632,912	433,818	2,670,706	-	5,737,436
Charge for the year	-	-	761,561	55,527	1,759,834	-	2,576,922
Contract termination*	-	-	-	-	(3,696,396)	-	(3,696,396)
At December 31, 2023	-	-	3,394,473	489,345	734,144	-	4,617,962

Net carrying amount:
At December 31, 2023	-	-	457,704	41,157	560,889	125,023	1,184,773

2024
Cost:
At January 1, 2024	-	-	3,852,177	530,502	1,295,033	125,023	5,802,735
Additions	-	-	-	-	-	1,129,315	1,129,315
Additions – Asset Acquisition (note 1)	76,000,000	19,000,000	-	-	-	-	95,000,000
Additions – internally developed	-	-	119,010	-	-	-	119,010
Transfers	-	-	-	3,171	-	(3,171)	-
At December 31, 2024	76,000,000	19,000,000	3,971,187	533,673	1,295,033	1,251,167	102,051,060

Amortization:
At January 1, 2024	-	-	3,394,473	489,345	734,144	-	4,617,962
Charge for the period	-	4,771,690	353,241	16,500	534,285	-	5,675,716
At December 31, 2024	-	4,771,690	3,747,714	505,845	1,268,429	-	10,293,678

Net carrying amount:
At December 31, 2024	76,000,000	14,228,310	223,473	27,828	26,604	1,251,167	91,757,382

*	During 2023, the net book value amounting to USD 5,053,604 represent the terminated contract with Amr Diab, wherein the related outstanding payable of the Group to Amr Diab as of the date of amendment amounting to USD 5,250,000 is forfeited, the net transaction resulted in a gain of USD 196,396 recorded under other income. A new contract was signed with the artist dated May 18, 2023.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16 INTANGIBLE ASSETS (continued)

Based on the new contract, a total amount of USD 1,000,000 is recorded as an intangible asset and the contract period ended on June 1, 2024

Work in progress represents costs incurred in relation to internally produced originals and sessions as well as exclusive video content which are not yet released as well as software being developed by a third party.

The expense related to research and development for a total of USD 353,241 (2023: USD 761,561) is grouped under cost of revenues.

During 2024, Anghami acquired the identifiable net assets of OSN+ activities at the respective fair values from OSN Streaming. The identification and the fair value of the assets has been set at USD 95,000,000 segregated between brand and subscribers relationship. The fair value of the net assets has been evaluated by third party experts.

Amortization charged is allocated as follows:

	2024	2023
	USD	USD

Selling and marketing expenses	-	944,343
Cost of revenue (note 6)	5,541,431	1,599,786
General and administrative expenses (note 8)	134,285	32,793
	5,675,716	2,576,922

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17 TRADE AND OTHER RECEIVABLES

	2024	2023
	USD	USD

Trade receivables	8,082,277	5,629,350
Other receivables	1,326,228	777,972
Advances paid for content and service providers	1,016,045	384,601
Prepayments	242,669	229,508
Other financial assets (1)	22,779	536
Allowance for estimated credit losses	(1,185,842)	(732,199)
	9,504,156	6,289,768

(1)	The Group reclassified its bank balances in Lebanese Pounds equivalent of USD 22,779 (2023: USD 536) to other financial assets due to significant devaluation of Lebanese Pounds against US Dollar caused by the ongoing political and economic situation in Lebanon. Refer to note 30.

Trade receivables are non-interest bearing and are generally on terms of 30 to 120 days.

An analysis of expected credit losses is performed at each reporting date using a provision matrix to measure expected credit losses. The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. This credit analysis performed by the Group resulted in an increase in the ECL provision expense of USD 453,643 as at 31 December 2024.

The movement of allowance for estimated credit losses during the year is as follows:

Amount
USD

As at January 1, 2023	951,455
Reversal of expected credit loss provision	(219,256)
At December 31, 2023	732,199

Provision for expected credit losses expense (note 8)	453,643
As at December 31, 2024	1,185,842

At December 31, 2024 and 2023, the ageing analysis of unimpaired trade receivables is as follows:

		Neither past due nor	Past due but not impaired
	Total	impaired	30-60 days	60-90 days	90-120 days	>120 days
	USD	USD	USD	USD	USD	USD

2024	6,896,435	4,998,433	236,168	816,950	552,392	292,492
2023	4,897,151	3,932,860	403,496	370,898	148,750	41,147

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18 INVESTMENT IN A JOINT VENTURE

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

	2024	2023
	USD	USD

Opening balance at 1 January	619,690	833,495
Group’s share of the joint venture’s loss for the year:
Loss for the year	(8,383)	(213,805)
Cash Received upon liquidation	(256,712)	-
Loss recognized upon liquidation*	(354,595)	-
Investment at 31 December	-	619,690

Summarized statement of financial position of Vibe Music Arabia-LLC:

	2024	2023
	USD	USD

Non-current assets	-	694,692
Current assets	-	590,877
Non-current liabilities	-	(4,526)
Current Liabilities	-	(52,335)
	-	1,228,708

Summarized statement of profit or loss of Vibe Music Arabia FZ-LLC:

	2024	2023
	USD	USD

Revenue	12,434	173,918
Cost of revenue	(1,746)	(148,491)
Gross profit	10,688	25,427

Selling and distribution expenses	(26,862)	(95,688)
General and administrative expenses	-	(348,287)
Other (expenses) / income	(592)	196
Finance cost	-	(6,584)
Net foreign exchange differences	-	(2,674)
Total comprehensive loss for the year	(16,766)	(427,610)

Group’s share of loss for the year (50%)	(8,383)	(213,805)

*	In February 2024, the Board of Directors passed a resolution to liquidate Vibe Music Arabia, following a comprehensive assessment of its financial and operational performance. The decision was made due to the entity’s underperformance and its inability to meet strategic and financial objectives. The liquidation has resulted in the recognition of a loss of USD 354,595.

The joint venture did not constitute a separate major line of business or geographical area of operations. As such, the liquidation does not meet the criteria for classification as discontinued operations in accordance with IFRS 5.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19 CASH AND BANK BALANCES

Cash and cash equivalents reflected in the consolidated statement of cash flows comprise the following statement of financial position amounts:

	2024	2023	2022
	USD	USD	USD

Bank balances	13,865,219	6,202,248	3,094,439
Cash on hand	285,502	36,832	22,648
	14,150,721	6,239,080	3,117,087
Less: bank overdrafts	(9,929)	(7,395)	(3,756)
Cash and cash equivalents	14,140,792	6,231,685	3,113,331

Bank overdrafts carry an interest rate between 7% - 10%.

20 ISSUED CAPITAL AND RESERVES

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

20 ISSUED CAPITAL AND RESERVES (continued)

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

On April 1, 2024, Anghami Inc. has entered into an asset acquisition transaction with OSN Streaming resulting in the issuance of 36,985,507 common shares to OSN Streaming as part of the transaction, resulting in an increase in share capital by USD 3,698 and an increase in share premium by USD 136,496,285. Following this issuance, OSN+ holds 55.25% ownership of Anghami’s total shares.

On May 2, 2024, The Group issued 169,548 ordinary shares to some of its employees as part of its long term incentive plan.

	As of December 31, 2024
	Number of authorized shares	Number of share outstanding

Ordinary shares	2,150,000,000	66,864,696
Preference shares	5,000,000	-
	2,155,000,000	66,864,696

	As of December 31, 2023
	Number of authorized shares	Number of share outstanding

Ordinary shares	2,150,000,000	29,709,641
Preference shares	5,000,000	-
	2,155,000,000	29,709,641

The movement of ordinary shares and share premium during the year is as follows:

	Number of Shares	Share Capital	Share premium
		USD	USD

Opening balance as of January 1, 2023	26,005,654	2,601	116,505,240
Share based payment for service providers	950,000	95	2,849,905
Employees’ long term incentive plan issued	555,487	55	919,861
Shares issued to Board of Directors	143,500	14	194,986
Conversion of convertible notes and working capital loans into common stock	2,055,000	206	5,136,794
Ending ordinary shares as of December 31, 2023	29,709,641	2,971	125,606,786

Issuance of shares upon acquisition of assets	36,985,507	3,698	136,496,285
Employees’ long term incentive plan issued	169,548	17	183,095
Ending ordinary shares as of December 31, 2024	66,864,696	6,686	262,286,166

The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees (including key management personnel, as part of their remuneration) and service provider. Refer to Note 21 for further details of these plans.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21 SHARE-BASED PAYMENTS

The Group established the Anghami Long term Incentive Plan (“LTIP”) which is designed to provide long-term incentives for key employees in the Group. While there was a mutual understanding with the employees regarding the terms of the award, its formal approval was pending. However, employees have rendered services to the Group based on mutual understanding, and this counts towards employees meeting their service conditions. The Board of Directors adopted a draft version of the Anghami LTIP and a draft version of the sample award agreement for granting of options to employees as identified by the Management, up to 1,288,000 shares.

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

The movement of share-based payment reserves during the year is as follows:

Amount
USD

As at January 1, 2023	1,512,490
Share options exercised during the year	(919,916)
Reversal of prior provisions	(536,366)
Share-based payments expense during the year (note 8)	359,365
At December 31, 2023	415,573

Share options exercised during the year	(183,112)
Reversal of prior provisions	(167,840)
As at December 31, 2024	64,621

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21 SHARE-BASED PAYMENTS (continued)

Share options outstanding at the end of each year are the follows:

	2024	2023
	Shares options	Shares options

Opening balance as of January 1,	732,513	1,070,999
Granted during the year	-	217,001
Exercised during the year	(169,548)	(555,487)
Ending shares option as of December 31,	562,965	732,513

The options are fair valued using Monte Carlo simulation. The following assumptions are used in calculating the fair values of the options:

	2024	2023

Expected weighted average volatility (%)	108%	130%
Probability of no default	92%	92%
Risk-free interest rate	4.38%	4.38%

During 2024, the value of the Group’s provisions have dropped significantly due to the share price drop of Anghami Inc. resulting in a reversal of the provisions taken amounting to USD 167,840 (2023: USD 177,001).

22 LEASES

The Group has lease contracts for various office spaces used in its operations. Leases of such office spaces generally have lease terms between 1 and 5 years. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.

There are several lease contracts that include extension and termination options and variable lease payments.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the year:

USD

At January 1, 2023	296,538
Depreciation expense (note 8)	(154,247)
At December 31, 2023	142,291

Additions during the year	186,598
Depreciation expense (note 8)	(121,078)
At December 31, 2024	207,811

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22 LEASES (continued)

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2024	2023
	USD	USD

As at January 1	163,502	357,044
Additions during the year	186,597	-
Accretion of interest (note 9)	46,053	40,070
Payments	(157,239)	(233,612)
As at December 31	238,913	163,502

	2024	2023
	USD	USD

Current	25,695	105,065
Non-current	213,218	58,437
	238,913	163,502

The maturity analysis of lease liabilities is disclosed in Note 30

	2024	2023	2022
	USD	USD	USD

Depreciation expense of right-of-use assets (note 8)	121,078	154,247	121,020
Interest expense on lease liabilities (note 9)	46,053	40,070	58,610
Expenses relating to short-term lease (note 8)	808,969	670,557	514,643
Total amount recognized in profit or loss	976,100	864,874	694,273

There are no potential future rental payments, on account of extension options expected not to be exercised and termination option expected to be exercised, relating to periods following the exercise date of extension and termination options that are not included in the lease term.

23 BUSINESS COMBINATION AND GOODWILL

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

At December 31,2024, the share payment mentioned above was still due for issuance.

During 2024, the acquired business contributed a net loss of USD 448,779 and revenue of USD 674,855, while it has contributed a net loss of USD 93,000 and revenue of USD 5,378,414 during 2023.

In conjunction with the resignation of the General Manager of Spotlight, management has performed an impairment test on the goodwill associated with the business. Following this assessment, management has determined that the goodwill is impaired and has therefore written off the entire goodwill balance of USD 600,000.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24 PROVISION FOR EMPLOYEES’ END OF SERVICE BENEFITS

	2024	2023
	USD	USD

Provision as at January 1	831,277	700,953
Provided during the year (note 8)	762,891	431,439
Paid during the year	(38,743)	(301,115)
	1,555,425	831,277

25 TRADE AND OTHER PAYABLES

	2024	2023
	USD	USD

Trade payables (content and service providers)	11,950,981	10,194,121
Accrued content acquisition and royalty costs	8,013,832	6,130,829
Other payables	1,473,667	5,752,008
Other accrued expenses	3,447,849	2,718,597
Taxes payable	1,164,127	665,003
Social security and taxes payable	106,822	493,802
Deferred purchase price	250,000	250,000
	26,407,278	26,204,360

26 AMOUNT DUE FROM / TO RELATED PARTIES AND SHAREHOLDERS

Related parties represent associated companies, shareholders, directors and key management personnel of the Group, and entities controlled, jointly controlled or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the Group’s management.

Gulf DTH FZ LLC and Anghami are related parties under common control of Panther Media Group Limited, which indirectly owns both Gulf DTH LDC and Anghami Holding Company Limited. Accordingly, transactions between the two are considered related party transactions which conducted on an arm’s length basis.

26.1 Related party balances

Due from related parties:

	2024	2023
	USD	USD
(a) Affiliated companies:
Du – UAE	86,771	69,517
Mobily – KSA	224,728	203,962
	311,499	273,479
(b) Due from related parties
Maher Khawkhaji (Former general manager of Spotlight Recreational Services LLC)	-	73,482
Gulf DTH FZ LLC	526,802	-
	838,301	346,961

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26 AMOUNT DUE FROM / TO RELATED PARTIES AND SHAREHOLDERS (continued)

26.1 Related party balances (continued)

Due to shareholders and related parties:

	2024	2023
	USD	USD
(a) Due to shareholders
Edgard Maroun	371,423	606,816
Elias Habib	295,542	490,681
	666,965	1,097,497
(b) Due to related parties
Gulf DTH FZ LLC	18,418,166	-
	19,085,131	1,097,497

The above balances are interest free and have no fixed repayment terms.

(c) Convertible notes: Convertible notes from OSN Streaming Ltd. is disclosed in note 28 to the consolidated financial statements.

26.2 Related party transactions

Significant transactions with related parties included in the consolidated statement of comprehensive income are as follows:

	2024	2023
	USD	USD

Share Based payment to service provider	-	(2,850,000)
Advertising expenses	-	(908,711)
Shares issued to Board of Directors	-	(195,000)
Interest on convertible loans (note 28)	(47,667)	(137,500)
Content recharge from Gulf DTH FZ LLC (cost of revenue)	(62,899,210)	-
Marketing recharge from Gulf DTH FZ LLC (selling and marketing expenses)	(371,296)	-
Shared resources recharge from Gulf DTH FZ LLC (general and administrative expenses)	(1,789,558)	-
Revenues recharges to Gulf DTH FZ LLC (revenue)	9,252,067
Shared resources Recharge from Gulf DTH FZ LLC (general and administrative expenses)	244,598
Revenues from Du and Mobily	1,804,473	1,059,795
Fees paid to Du and Mobily (cost of revenue)	(308,343)	(244,898)

Du and Mobily utilize their network to facilitate subscription payments for the Group’s users.

Transactions with Gulf DTH FZ LLC encompass content, IT, and marketing recharges, in addition to shared resources and rent fees, which are recharged by Gulf to Anghami. These transactions also involve intercompany revenues.

26.3 Compensation of key management personnel of the Group

	2024	2023
	USD	USD

Short term employee benefits	1,352,815	1,377,454
Post-employment pension and medical benefits	23,071	47,007
Termination benefits	-	15,665
Share-based payment transactions	-	87,209
Total compensation of key management personnel of the Group	1,375,886	1,527,335

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27 WARRANTS LIABILITIES

Prior to the Transaction, the SPAC issued 11,295,000 warrants each exercisable at USD 11.50 per one Class A Ordinary Share, of which 10,000,000 are Public Warrants listed on NASDAQ and Private Warrants held by the sponsors.

Upon closing of the Transaction, the Group assumed the Public Warrants and Private Warrants of the SPAC. Each whole warrant entitles the holder to purchase one share of the Company’s Class A ordinary shares at a price of USD 11.50 per share. The Public Warrants will expire 5 years after completion of the Business Combination.

During the year 2022, 575,000 warrants were exercised on a cashless basis against the issuance of 236,687 class A ordinary shares.

OSN Streaming entered into a warrant purchase agreement dated April 1, 2024 where OSN Streaming has purchased an aggregate of 13,426,246 warrants at a purchase price of USD 0.0764 per warrant having a strike price of USD 11.50 each.

The warrants are initially recognised at fair value, and in subsequent periods measured at fair value through profit or loss with any changes in fair value recognised in profit or loss until the warrants are exercised, redeemed, or expire. The public warrants are listed on NASDAQ under the symbol “ANGHW”.

The outstanding warrants as of December 31, 2024 are as follows:

	Public	Private placement	Representative	Service
Opening balance as of January 1, 2024	10,000,000	720,000	-	152,800
Movement during asset acquisition	-	13,426,246	-	-
Exercised during the year	-	-	-	-
Ending balance as of December 31, 2024	10,000,000	14,146,246	-	152,800

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

27 WARRANTS LIABILITIES (continued)

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

Service Warrants

The service warrants are identical in terms to the public warrants and form part of the same class as, the public warrants.

As at 31 December 2024, The carrying value of the warrants is as follows:

	2024	2023
	USD	USD
At January 1	1,137,946	562,722
Recognized pursuant to the asset acquisition transaction	1,025,749	-
Change in fair value during the year	(1,624,868)	575,224
At December 31	538,827	1,137,946

The warrants are fair valued using Black-Scholes model. The following assumptions are used in calculating the fair values of the warrants:

	2024	2023

Volatility	108%	130%
Risk-free rate	3.794%	3.794%

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28 CONVERTIBLE NOTES

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

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28 CONVERTIBLE NOTES (continued)

Convertible note 5

On December 16, 2024, the Group issued to OSN Streaming; a senior unsecured convertible note in the principal amount of USD 12,000,000, which is convertible into Group’s ordinary shares, par value USD 0.0001 per share, subject to certain conditions and limitations set forth in the Convertible Note, between the Company and OSN Streaming. The Convertible Note contains customary events of default, bears interest at a fixed rate of 11.0% per annum, due and payable in full two years following the date on which the Convertible Note is deemed issued, unless earlier repurchased, converted or redeemed prior to such date in accordance with the applicable terms set forth in the Convertible Note. The Note Purchase Agreement also provides OSN Streaming with the right to purchase up to an additional USD 33,000,000 principal amount of the Convertible Note within 24 months of the closing.

The table below presents the changes in the convertible notes:

	2024	2023
	USD	USD

At January 1	-	-
Additions – convertible notes	12,000,000	5,000,000
Interest and transaction costs (note 9)	47,667	137,500
Conversion of convertible notes during the year	-	(5,137,000)
Repayment of convertible notes during the year	-	(500)
At December 31	12,047,667	-

Management has assessed the terms of the Convertible Note 5 in accordance with IAS 32 – Financial Instruments: Presentation, and has determined that the conversion feature embedded within the note meets the definition of a derivative financial instrument. The embedded derivative is not considered to be closely related to the host debt instrument and, as such, has been bifurcated and recognized separately in the balance sheet at fair value.

As at the reporting date, the fair value of the embedded derivative has been determined by management to be USD 609,320. This amount has been recognized as a financial liability under derivative financial instruments in the statement of financial position.

Subsequent changes in the fair value of the embedded derivative will be recognized through profit or loss.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29 CONTINGENCIES AND COMMITEMENTS

29.1 Contingencies

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

29.2 Commitments

The Group is subject to the following minimum guarantee amounts relating to investments in joint ventures and the content on its service and publishing rights, the majority of which relate to initial investments and minimum royalty payments associated with its license agreements for the use of licensed content and publishing royalties, as at December 31:

	2024	2023
	USD	USD

Less than one year	279,590	646,048
Later than one year but not more than 5 years	5,333,290	-

In addition to the minimum guarantees listed above, the Group is subject to various service agreements including a service agreement with Amazon for the use of Amazon servers and cloud as at December 31.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30 FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICIES

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

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. The sensitivity analyses in the following sections relate to the position as at December 31, 2024 and 2023.

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

Sensitivity analysis

A 5% strengthening / (weakening) of the following currency against USD currency at 31 December would have increased / (decreased) financial instruments by USD equivalent amounts shown below:

	Increase / decrease in USD rate to the	Effect on loss before tax
	Egyptian Pound	USD
2024	+/-5%	703,687
2023	+/-5%	301,433

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30 FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICIES (continued)

Foreign currency risk (continued)

As for the Transactions denominated in Lebanese Pounds the Central Bank of Lebanon issued Basic Circular 157 setting the framework of exceptional measures for foreign-currency operations. Hence, banks operating in Lebanon must process customers’ FX operations (buy and sell) related to their personal or commercial needs on the electronic platform “Sayrafa”.

Transactions with customers encompass purchase and sale of foreign currencies banknotes against LBP, as well as operations from / to foreign currencies external accounts against LBP. The Sayrafa corresponds to a floating system and the Sayrafa average rate and volume of foreign currency operations are published on the website of the Central Bank of Lebanon. Foreign currency operations were executed on the Sayrafa platform at the following exchange rates:

	2024
	Rate as at December 31	Average rate for the period from January 1 to December 31
	LBP	LBP

US Dollar	89,500	72,437

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

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30 FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICIES (continued)

Liquidity risk

The Group limits its liquidity risk primarily from the funds generated from operations to settle supplier dues and provide the Group with sufficient funds to enable it to meet its financial obligations as they fall due.

The table below summarises the maturities of the Group’s undiscounted financial liabilities, based on contractual payment dates.

	On demand	Less than 3 months	3 months to 1 year	1 to 5 years	Total
	USD	USD	USD	USD	USD
December 31, 2024
Bank overdrafts	9,929	-	-	-	9,929
Lease liabilities	-	-	25,695	213,218	238,913
Trade and other payables	-	11,950,981	14,456,297	-	26,407,278
Amount due to related parties	19,085,131	-	-	-	19,085,131
Total	19,095,060	11,950,981	14,481,992	213,218	45,741,251

December 31, 2023
Bank overdrafts	7,395	-	-	-	7,395
Lease liabilities	-	-	105,065	58,437	163,502
Trade and other payables	-	10,194,121	16,010,239	-	26,204,360
Amount due to related parties	-	-	1,097,497	-	1,097,497
Total	7,395	10,194,121	17,212,801	58,437	27,472,754

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 EARNINGS / (LOSS) PER SHARE (EPS)

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

The following table reflects the loss and share data used in the basic and diluted loss per share calculations:

	2024	2023	2022
	USD	USD	USD
			(recast)
Basic loss per share
Net loss attributable to the equity holders of the Parent	(63,554,582)	(15,813,351)	(61,019,350)
Shares used in computation:
Weighted-average shares outstanding	57,612,330	26,431,390	26,005,564

Basic net loss per share attributable to equity holders of the Parent	(1.10)	(0.60)	(2.35)

Diluted loss per share
Net loss attributable to the equity holders of the Parent	(63,554,582)	(15,813,351)	(61,019,350)
Shares used in computation:
Weighted-average shares outstanding	57,612,330	26,431,390	26,005,564

Diluted net loss per share attributable to equity holders of the Parent	(1.10)	(0.60)	(2.35)

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these consolidated financial statements.

Since the Group was in a loss position for the years ended 31 December 2024, 2023 and 2022, basic net loss per share was the same as diluted net loss per share for the years presented. The potentially dilutive vested employee stock options (Note 21) and Convertible note (note 28) ( were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive for the years presented, and the issuance of such shares is contingent upon the satisfaction of certain conditions which were not yet satisfied by 31 December 2024, 2023 and 2022.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32 REVERSE CAPITALIZATION

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

32 REVERSE CAPITALIZATION (continued)

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

33 FAIR VALUES OF FINANCIAL INSTRUMENTS

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

34 SUBSEQUENT EVENTS

Anghami Inc. announced that it has received approval from The Nasdaq Stock Market LLC to transfer the listing of its securities from the Nasdaq Global Market to the Nasdaq Capital Market. The Company’s ordinary shares and publicly traded warrants will continue to trade under the symbols “ANGH” and “ANGHW”, respectively. The transfer of the Company’s listing to the Nasdaq Capital Market is not expected to affect the trading in the Company’s securities. This transfer took effect as of the opening of trading on February 21, 2025.

On February 8, 2025 the Group utilized an additional USD 20,000,000, under the Convertible Note issued to OSN Streaming. This is in addition to the initial USD 12,000,000 issued on December 16, 2024. These transactions are pursuant to the Note Purchase Agreement with OSN Streaming Limited, bringing the total amount issued under the Convertible Note to USD 32,000,000.