Form 20-F
period 2025-12-31
Anghami Inc
filed 2026-04-30
CIK 1871983

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Telephone: +971 2 443 4317

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value USD 0.0001 per share	ANGH	The Nasdaq Stock Market LLC
Warrants exercisable to purchase Ordinary Shares	ANGHW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by this annual report.

Outstanding as of December 31, 2025: 9,064,808 Ordinary Shares.

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

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

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

PART I

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting Anghami Inc. Factors that may impact such forward-looking statements include:

●	our ability to attract prospective users and to retain existing users;

●	competition for users, user listening time, user video streaming time, and advertisers;

●	risks associated with our expansion and our ability to manage our growth;

●	our ability to predict, recommend, and play content that our users enjoy;

●	our ability to effectively monetize the platform;

●	our ability to generate sufficient revenue to be profitable or to generate positive cash flow and grow on a sustained basis;

●	risks associated with the expansion of our operations including increased business, legal, financial, reputational, and competitive risks;

●	potential disputes or liabilities associated with content made available on our platform;

●	risks relating to the acquisition, investment, and disposition of companies or technologies;

●	our dependence upon third-party licenses for most of the content we stream;

●	our lack of control over the providers of our content and their effect on our access to music, video and other content;

●	our ability to comply with the many complex license agreements to which we are a party;

●	our ability to accurately estimate the amounts payable in relation to music content and royalty cost under our license agreements;

●	operational limitations due to the minimum guarantees required under certain of our music license agreements;

●	our ability to obtain accurate and comprehensive information about the compositions embodied in sound recordings in order to obtain necessary licenses or perform obligations under our existing license agreements;

●	new copyright legislation and related regulations that may increase the cost and/or difficulty of music licensing;

●	assertions by third parties of infringement or other violations by us of their intellectual property rights;

●	our ability to protect our intellectual property;

●	dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control;

●	potential breaches of our security systems;

●	interruptions, delays, or discontinuations in service in our systems or systems of third parties;

●	changes in laws or regulations affecting us;

●	risks relating to privacy and data security;

●	our ability to maintain, protect, and enhance our brand;

●	payment-related risks;

●	our ability to hire and retain key personnel;

●	our ability to accurately estimate our user metrics and other estimates;

●	risks associated with manipulation of stream counts and user accounts and unauthorized access to our services;

●	tax-related risks;

●	the concentration of voting power among our founders who have and will continue to have substantial control over our business;

●	risks related to our status as a foreign private issuer;

●	international, national or local economic, social or political conditions;

●	wars, terrorism, conflicts and political instability,

●	risks associated with accounting estimates, currency fluctuations and foreign exchange controls; and

●	impact of regional currency devaluation on our financial performance.

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

Summary of Risk Factors

Risks Related to Our Business Model, Strategy, and Performance

●	We face significant competition that may impact our ability to attract, retain, and monetize users effectively.

●	Our focus on innovation and long-term user engagement may not align with short-term market expectations.

●	Inability to prove the value of our ad offerings may harm advertising revenue and hinder growth.

●	We may face legal disputes or liabilities related to content on our platform.

●	Key content providers can unilaterally impact our access to music, video, and other media.

●	Complex license agreements and royalty structures make payment forecasting and compliance difficult.

●	Revenue share deals with telcos involve technical integrations and delayed credit terms, which may strain scalability and cash flow.

●	Service interruptions from internal or third-party systems could disrupt operations.

●	Compliance with evolving copyright, privacy, and data regulations may raise legal and operational costs.

●	Other risks include brand protection, payment processing, result volatility, internal control deficiencies, limited capital, macroeconomic shifts, currency fluctuations, and ongoing losses due to content guarantees and acquisition costs.

Risks Related to Intellectual Property

●	Third-party claims of intellectual property infringement or missing content/publishing licenses could materially harm our business, results, and financial condition.

●	Inaccuracies in user metrics, or the perception of unreliable data, could negatively impact our reputation and operations.

●	Attempts to manipulate stream counts or gain unauthorized access to platform features may undermine investor confidence and platform integrity.

Risks Related to Our Operations

●	Limited access to additional capital may restrict our ability to fund operations and growth, while undetected bugs or vulnerabilities in our products could damage our reputation and business.

●	Compliance with complex and evolving data privacy and security regulations may expose us to legal risks, increase costs, and impact our financial performance.

Risks Related to Tax

●	Complex and evolving tax regimes, audits, or legal changes—especially around digital taxation—could adversely impact our business, results, and financial condition.

Risks Related to Doing Business in Jurisdictions in Which We Operate

●	Geopolitical instability and economic uncertainty in the MENA region and broader Middle East may adversely affect our business operations and outlook.

●	Recent military conflicts in the MENA region, including U.S. and Israeli military actions against Iran could disrupt global markets and adversely affect our business and finances.

Risks Related to Owning Our Securities

●	Our share price may remain volatile, and we do not anticipate paying cash dividends in the foreseeable future.

Risks Related to Our Status as a Foreign Private Issuer and a Controlled Company

●	As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules promulgated thereunder and the rights of our shareholders may differ from those of shareholders of a U.S. corporation.

●	We are organized under the laws of Cayman Islands and our assets are not located in the United States. It may be difficult for you to obtain or enforce judgments or bring original actions against us or the members of our board of directors in the United States.

Risks Related to Our Business Model, Strategy, and Performance

If our efforts to attract prospective users, retain existing users, and effectively monetize our products and services are not successful, our growth prospects and revenue will be adversely affected.

Our ability to grow our business and generate revenue depends on retaining, expanding, and effectively monetizing our total user base, including by increasing the number of subscribers and the number of users on our free (“Ad-Supported”) service and finding ways to monetize content across the Anghami and OSN+ platforms. We must convince prospective users of the benefits of our platforms and our existing users of the continuing value of our platforms. Our ability to attract new Anghami and OSN+ users, retain existing users, and convert Anghami Ad-Supported Free service users to subscribers depends in large part on our ability to continue to offer exceptional technologies and products, compelling content, superior functionality, and an engaging user experience. As consumer tastes and preferences change on the internet and with mobile devices and other internet-connected products, we will need to enhance and improve our existing service, introduce new features, and maintain our competitive position with additional technological advances and adaptable platforms. If we fail to keep pace with technological advances or fail to offer compelling product offerings and state-of-the-art delivery platforms to meet consumer demands, our ability to grow or sustain the reach of our service, attract and retain users, and increase subscribers may be adversely affected.

In addition, in order to increase advertising revenue, we also seek to increase the music listening time of our Anghami Ad-Supported Free service users and the watching time of our OSN+ Standard with Ads service subscribers. The more content we stream, the more advertising inventory we will have to sell. Generally, any increase in active streaming user base increases the size and scope of user pools targeted by advertisers, which improves our ability to deliver relevant advertising to those users in a manner that maximizes our advertising customers’ return on investment. This, in turn, illustrates the effectiveness of our advertising solutions and justifies our pricing structure. If we fail to grow our active streaming user base on Ad-Supported plans, the amount of content streamed, and the listening and watching time spent by these users, we may be unable to grow revenue from advertisement. Moreover, since we primarily source Anghami subscribers from the conversion of our Anghami Ad-Supported Free service users, any failure to grow the Anghami Ad-Supported Free service user base or convert them to subscribers may negatively impact our revenue.

The fixed-cost nature of our video content obligations creates structural margin risk that compounds if OSN+ subscriber growth underperforms

The largely fixed cost nature of our video content commitments may limit our operating flexibility and adversely affect our liquidity and results of operations. Anghami’s OSN+ video streaming business operates under a content licensing agreement with OSN Group under which Anghami pays a fixed fee for access to the video content catalogue. This fixed-cost structure means content obligations do not vary with subscriber counts or viewing levels. If OSN+ subscriber growth is slower than expected, content costs as a percentage of revenue increase and margins compress with no short-term ability to reduce the obligation. HBO content exclusivity and the OSN Originals slate represent the primary differentiation of OSN+. If audience reception of new content is weak, or if HBO content licensing terms change unfavourably, subscriber retention deteriorates while fixed content payments continue.

OSN+ operates in a video streaming market where piracy is structurally difficult to compete against, particularly in MENA

Piracy of video content represents a persistent competitive threat that we cannot fully mitigate and that disproportionately affects premium video streaming in our operating markets. MENA is one of the highest-piracy regions globally for video content. Premium video services, including OSN+ and its predecessors, have historically operated alongside widespread unauthorized access to the same international content HBO series, major studio films, and Arabic drama — that is available through legitimate subscription services. Piracy services offer virtually identical content catalogues at zero cost to consumers. This proposition is structurally difficult to compete against, particularly in markets where average subscription price points are constrained by local purchasing power. The proliferation of IPTV piracy services targeting MENA audiences has expanded significantly in recent years. These services aggregate licensed content from multiple streaming platforms and redistribute it without authorization at low subscription prices, directly undercutting legitimate services. OSN+ content is specifically targeted given its prominence in the region. Content windows in which premium titles are exclusive to OSN+ are frequently violated through piracy, reducing the exclusivity premium that justifies subscription pricing. We do not control the anti-piracy enforcement activity undertaken by OSN Group in respect of the OSN+ catalogue, as we do not hold direct content licenses. Our ability to respond to specific piracy threats is therefore limited by the pace and scope of OSN Group’s enforcement actions.

Content quality, viewer reception, and slate timing directly determine subscriber retention and our ability to reduce churn; failures in any of these expose us to rapid subscriber loss

OSN+ subscriber retention depends on consistent delivery of content that audiences find compelling.

Subscribers to OSN+ make monthly cancellation decisions. Unlike music streaming — where catalogue breadth and discovery features sustain daily engagement regardless of any single new release — video streaming subscriber behaviour is disproportionately driven by tent-pole content events: major HBO series premieres, original productions, and exclusive film releases. If the content slate in any given quarter lacks compelling new programming, subscriber cancellations increase. OSN+ has limited ability to accelerate content delivery to respond to subscriber trends because licensed content is released on studio-determined schedules and original production has fixed lead times.

We depend on OSN Group to secure and deliver content that meets subscriber expectations. Anghami has no direct relationship with content studios, no ability to commission original productions independently, and no influence over the HBO content licensing terms that underpin the OSN+ value proposition. If HBO or other major content partners reduce the exclusivity window for MENA distribution, shift titles to direct-to-consumer products, or increase licensing fees at renewal, the quality and competitiveness of the OSN+ catalogue degrades.

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

If we are unable to grow and retain OSN+ 4K subscribers, our revenue and profitability could be adversely affected.

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

AI-generated music flooding our platform dilutes royalty pools, distorts recommendation systems, and damages label relationships

AI-generated content uploaded at scale may harm the integrity of our catalog, distort royalty distribution, and adversely affect our relationships with rights holders.

Advances in AI tools enable the creation of large volumes of music at minimal marginal cost. Third parties may use these tools to upload significant volumes of AI-generated tracks and engage in artificial streaming or other forms of manipulation to capture a disproportionate share of royalties. Because royalties are distributed based on streams as a proportion of total platform activity, such practices may reduce the effective per-stream payout to legitimate rights holders. This could adversely affect our relationships with major labels, including Universal Music Group, Sony Music Entertainment, Warner Music Group, as well as independent labels and artists.

Our recommendation systems rely on engagement signals. Artificial inflation of streams associated with AI-generated content may distort these signals, resulting in less relevant recommendations and reduced user engagement. While we deploy detection and mitigation systems to identify fraudulent activity, these measures may not be fully effective, and detection methods may lag behind evolving manipulation techniques. In addition, AI-generated audio is becoming increasingly difficult to distinguish from human-created content.

The growing volume of AI-generated content may also increase operational costs, including storage, moderation, metadata verification, and rights management. If we are unable to effectively manage such content, we may face challenges in complying with the expectations of our licensing agreements, which are based on curated catalogs of licensed content. Rights holders may seek to renegotiate licensing terms to address AI-related risks, which could increase our costs or impose additional operational constraints.

Uncertainty around copyright ownership of AI-generated content creates licensing and liability exposure

The legal framework governing copyright in AI-generated works remains uncertain, creating potential risks for our platform.

In many jurisdictions, including the United States, the United Kingdom, and certain MENA countries, copyright protection generally requires human authorship. As a result, AI-generated works may not qualify for copyright protection, even where significant input is involved. Content with unclear or invalid copyright status may expose us to legal and commercial risks if such content is distributed or monetized on our platform.

In parallel, AI developers have trained models on large volumes of copyrighted content without authorization, leading to ongoing litigation by major rights holders. The outcomes of these cases remain uncertain. If courts determine that such practices constitute infringement, this could disrupt the broader AI content ecosystem and lead to additional scrutiny of platforms that host or utilize AI-related technologies.

We have not obtained specific licenses permitting third parties to train AI models on our catalogue. If rights holders assert that our use of AI technologies, including in recommendation or discovery features, requires additional licensing, we may face claims or be required to renegotiate agreements, potentially on less favourable terms.

AI-driven competition may reduce demand for licensed music streaming and compress our addressable market

Advances in generative AI may reduce demand for licensed music streaming by enabling users to create personalized content on demand.

Our business model depends on users accessing and engaging with a catalogue of licensed recordings. AI tools increasingly allow users to generate music tailored to specific preferences, such as mood, genre, or activity, at little or no cost. If these tools achieve widespread adoption, certain user segments may shift away from traditional streaming toward AI-generated content.

This risk is particularly relevant for use cases such as background listening, study music, meditation, sleep content, and fitness playlists, where AI-generated content may serve as a substitute for licensed music. A shift in user behavior in these categories could reduce total listening time and user engagement on our platform, without a corresponding reduction in our cost base, including royalty obligations.

In addition, technology companies with significant AI capabilities may integrate music generation features into their platforms, offering alternatives that do not rely on licensed catalogs and therefore do not incur royalty costs. This may create structural cost advantages relative to our business model. Our ability to respond will depend on our capacity to invest in product differentiation, and we may not be able to match the level of investment made by larger competitors.

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

Our music license agreements are primarily complex and impose numerous obligations on us, including obligations to, among other things:

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

We rely on music rights holders, over whom we have no control, for the content we make available on our service. We cannot guarantee that these parties will always choose to license to it. The music industry has a high level of concentration, which means that one or a small number of entities may, on their own, take actions that adversely affect our business. For example, with respect to sound recordings, the music licensed to us under our agreements with Universal Music Group, Sony Music Entertainment, and Warner Music Group, constitutes a large portion of music consumed on our service. For the year ended December 31, 2025, this content accounted for more than a third of streams.

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

Even if we are able to secure rights to sound recordings from record labels and other copyright owners, artists and/or artist groups may object and may exert public or private pressure on third parties to discontinue licensing rights to us, hold back content from us, or increase royalty rates. As a result, our ability to continue to license rights to sound recordings is subject to convincing a broad range of stakeholders of the value and quality of our service.

To the extent that we are unable to license a large amount of content or the content of certain popular artists, our business, operating results, and financial condition could be materially adversely affected.

Our royalty payment arrangements are complex, and it is difficult to estimate the amount payable under license agreements.

Under our license agreements, we have to pay a royalty to record labels, music publishers, and other copyright owners in order to stream content. The determination of the amount and timing of such payments is complex and subject to a number of variables, including the revenue generated, the type of content streamed and the country in which it is streamed, the service tier such content is streamed on, identification of the appropriate license holder, size of user base, ratio of Ad-Supported Free service users to subscribers, and any applicable advertising fees, app stores and telecom operators fees and discounts, among other variables.

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

Certain of our license agreements for sound recordings and musical compositions (both for mechanical rights and public performance rights) contain minimum guarantees and/or require that we make minimum guarantee payments. Such minimum guarantees related to content acquisition costs are not always tied to our number of music users, music subscribers, or the number of sound recordings and musical compositions used on our service. Accordingly, our ability to achieve and sustain profitability and operating leverage on our service depends, in part, on our ability to increase revenue through increased sales of Premium service and advertising sales on terms that maintain an adequate gross margin. The duration of license agreements that contain minimum guarantees is typically between one and two years, but subscribers may cancel their subscriptions at any time. If our forecasts of subscriber acquisition do not meet our expectations or the number or advertising sales decline significantly during the term of the license agreements, our margins may be materially and adversely affected. To the extent Premium service revenue growth or advertising sales do not meet our expectations, our business, operating results, and financial condition also could be adversely affected as a result of such minimum guarantees. In addition, the fixed cost nature of these minimum guarantees may limit our flexibility in planning for, or reacting to, changes in our business and the market segments in which we operate.

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

We regularly review key metrics related to the operation of our business, including, but not limited to, active users, subscribers, Subscription Average Revenue per User, unit economics and EBITDA, to evaluate growth trends, measure performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third-party. These numbers were not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC, or the applicable guidelines for the preparation and presentation of financial statements. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our service is used across large populations globally. For example, we believe that there are individuals who have multiple Anghami accounts, which can result in an overstatement of active users. Errors or inaccuracies in metrics or data could result in incorrect business decisions and inefficiencies.

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. In connection with the audit of our consolidated financial statements since the year ended December 31, 2022 to present day, Anghami identified certain material weaknesses in our internal controls over financial reporting. In 2025 no new material weaknesses were identified.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal controls covering financial reporting, such that there is a reasonable possibility that a material misstatement of the financial statements will not be detected or prevented on a timely basis.

The material weaknesses identified since 2022 related to:

●	Lack of sufficiently skilled personnel with requisite IFRS and Securities Exchange Commission (“SEC”) reporting knowledge and experience;

●	Lack of sufficient entity-level controls and sufficiently designed internal controls and financial reporting policies and procedures, including segregation of duties; and

●	Lack of design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of Anghami’s consolidated financial statements.

These material weaknesses, if not remediated in a timely manner, may lead to material misstatements in our future consolidated financial statements.

As non-accelerated filer, Anghami’s independent registered public accounting firm was not required to and did not perform an audit of Anghami’s internal control over financial reporting, which may have resulted in the identification of additional deficiencies.

Following the identification of the material weaknesses, management has undertaken and continues to undertake comprehensive remediation measures to address these control deficiencies.

With respect to the material weakness related to lack of sufficiently skilled personnel, the Company has taken significant steps to strengthen its finance and control environment. Beginning in April 2024, the Company appointed a Chief Financial Officer and in 2025 the Company appointed Vice President of Financial Reporting and established enhanced tax and internal audit functions. These teams include qualified professionals, including individuals with CPA and CMA certifications, with relevant IFRS knowledge. While the Company’s finance and tax function have been strengthened, it is management’s assessment that this material weakness still exists.

With respect to the material weakness related to lack of sufficient entity-level controls and financial reporting policies and procedures, the Company has made substantial progress in formalizing and strengthening its control environment. Management has initiated the development and documentation of key financial reporting policies, procedures, and process narratives, including enhancements to segregation of duties and governance controls. While these efforts represent significant improvement and are ongoing, management continues to enhance and test these controls to ensure their sustained operating effectiveness.

With respect to the material weakness related to IT general controls, the Company has initiated the implementation of an enterprise resource planning (“ERP”) system, Microsoft Dynamics 365, to enhance system control, automation, and reliability of financial reporting processes. The implementation of this system is ongoing, and management is in the process of designing and implementing appropriate IT general controls. However, sufficient time has not yet elapsed to complete the implementation and to conclude on the operating effectiveness of these controls.

In addition to the above, the Company has implemented or continues to implement several supporting initiatives, including engaging external consultants, providing technical IFRS training (including IFRS 15, IFRS 2, IFRS 9, IAS 37, and IAS 38), enhancing internal audit capabilities, strengthening procurement controls and Delegation of Authority frameworks, and improving budgeting and financial monitoring processes.

However, notwithstanding the progress made, management cannot yet conclude that all material weaknesses have been fully remediated as of the date of this annual report, particularly with respect to entity-level controls and IT general controls, as sufficient time is required to demonstrate consistent operating effectiveness. If we are unable to successfully complete the remediation of the remaining material weaknesses, or if additional material weaknesses are identified, we may be unable to report our financial results accurately or on a timely basis, which could adversely affect our business, investor confidence and the market price of our ordinary shares.

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

The exercise price of our warrants has been historically exceeded the price of our ordinary shares. As a result, the warrants have historically been “out-of-the-money,” and we believe that it is unlikely that any warrant holder would exercise any warrants at a time when the warrants are out-of-the-money. The exercise of our warrants is discretionary by the warrant holder. Accordingly, there can be no assurance that the warrant holders will elect to exercise any or all of the warrants. To the extent that any of the warrant holders elect not to exercise their warrants or their warrants are exercised on a “cashless basis,” as may be permitted in certain circumstances, the amount of cash we would receive from the exercise of the warrants will decrease. It is also possible that we may receive no money from the exercise of our warrants.

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

We face and will continue to face competition for Ad-Supported Free music service users, music subscribers, and user streaming time.

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

We also face significant competition for users from companies promoting their own digital music and video content online or through application stores, including several large, well-funded, and seasoned participants in the digital media market. The websites and mobile applications of our competitors may rank higher than our website and our mobile application, and our application may be difficult to locate in mobile device application stores, which could draw potential users away from our service and toward those of our competitors. In addition, some of the competitors, including Apple, Amazon, and Google, have developed, and are continuing to develop, devices for which their music streaming service is preloaded, creating a visibility advantage. If we are unable to compete successfully for users against other digital media providers by maintaining and increasing our presence and visibility online, on mobile devices, and in application stores, our number of subscribers and songs streamed on our service may fail to increase or may decline and subscription fees and advertising sales may suffer. See “Risk Factors — Risks Related to Our Business Model, Strategy, and Performance— If our efforts to attract prospective users, retain existing users, and effectively monetize our products and services are not successful, our growth prospects and revenue will be adversely affected” and “Risk Factors—Risks Related to Our Business Model, Strategy, and Performance—We face significant competition from companies that operate in the steaming video-based industry and entertainment video business generally and we compete with these companies for users, content providers and advertisers.”

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

Since our inception, we have incurred significant operating losses. For the years ended December 31, 2025, and 2024, our operating losses were USD 87,373,360 and USD 62,139,512, respectively. Historically, we have incurred significant costs to license content and continue to pay royalties to music labels, publishers, and other copyright holders. Starting in 2024, following the OSN+ transaction, substantial video content costs have further contributed to our annual losses. If we are unable to scale our revenue meaningfully, it will hinder our ability to achieve profitability or generate sustained positive cash flow.

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

Our business depends on a strong brand, and any failure to maintain, protect, and enhance the brand would hurt our ability to retain or expand our base of users, subscribers, and advertisers.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting, and enhancing the “Anghami” brand is critical to expanding our base of Ad-Supported Free music service users, subscribers, and advertisers. With the OSN+ transaction, we have also added the “OSN+” brand to our portfolio—a well-established and trusted name in video streaming across the MENA region—which further strengthens our positioning and brand recognition in the broader digital entertainment space. Maintaining, protecting, and enhancing our brand will depend largely on our ability to continue to develop and provide an innovative and high-quality experience for our users and to attract advertisers, content owners, mobile device manufacturers, and other consumer electronic product manufacturers to work with us, which we may not do successfully. If we do not successfully maintain a strong brand, our business could be harmed.

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

We accept payments using a variety of methods, including credit and debit card transactions. For credit and debit card payments, we pay interchange and other transaction fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our Premium Service, which could cause us to lose subscribers and subscription revenue or suffer an increase in our costs without a corresponding increase in the price we charge for our Premium Service. In either case, our business, operating results, and financial condition could be negatively affected.

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

We are also subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it more difficult for us to comply. Any failure to comply with these rules or requirements may subject us to higher transaction fees, fines, penalties, damages, and civil liability, and may result in the loss of our ability to accept credit and debit card payments. Further, there is no guarantee that, even if we are in compliance with such rules or requirements, such compliance will prevent illegal or improper use of our payment systems or the theft, loss, or misuse of data pertaining to credit and debit cards, credit and debit card holders, and credit and debit card transactions. Certain payment card associations have proposed additional requirements for trial offers for automatic renewal subscription services, which may hinder our ability to attract or retain subscribers.

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

Seasonal variations in user and marketing behavior also may cause fluctuations in our financial results. We expect to experience some effects of seasonal trends in user behavior due to increased internet usage and sales of streaming service subscriptions and devices during holiday periods, such as New Year’s Eve, Eid, and Christmas. We also may experience higher advertising sales during such increased usage periods and incur greater marketing expenses as we attempt to attract new users and subscribers. On the other hand, we expect to experience some effects of seasonal trends in user behavior due to decreased consumer consumption during Ramadan. In addition, expenditures by advertisers tend to be cyclical and are often discretionary in nature, reflecting overall economic conditions, the economic prospects of specific advertisers or industries, budgeting constraints and buying patterns, and a variety of other factors, many of which are outside our control.

If currency exchange rates fluctuate substantially in the future, the results of our operations could be adversely affected.

We remain exposed to currency fluctuations, particularly in Egypt and Lebanon.

In Egypt, following the significant devaluation of the Egyptian Pound (EGP) in 2024, the currency remained volatile throughout 2025, with the USD/EGP rate generally trading between approximately 47 and 51 and ending the year at around 47.7 as of December 31, 2025. While the pace of depreciation moderated compared to 2024, the EGP continued to operate at significantly weaker levels versus historical benchmarks. In March 2026, amid increased geopolitical tensions in the region, EGP experienced renewed pressure, with the USD/EGP rate weakening beyond 50 per USD. This sustained weakness continues to have a significant adverse impact on our revenue in Egypt, which remains our largest market. In response, we have continued to adjust pricing on direct to consumer and key Telco plans to partially help offset the currency impact; however, such measures may not fully mitigate the effect of currency fluctuations on our financial performance.

In Lebanon, while the Lebanese Pound (LBP) underwent steep devaluation in previous years, it remained relatively stable throughout 2025, averaging approximately 89,000 to 90,000 LBP per USD. In March 2026, despite the escalation of armed conflict and broader regional instability, the LBP has remained relatively stable in the parallel market, continuing to trade at approximately 89,000 to 90,000 LBP per USD. While this stability has supported more predictable financial planning in that market, ongoing geopolitical developments may increase volatility and adversely affect economic conditions.

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

Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. To the extent that overall economic conditions reduce spending on discretionary activities, our ability to retain current and obtain new Premium subscribers could be hindered, which could reduce our subscription revenue and negatively impact our business.

Risks Related to Tax

We are a multinational company that faces complex taxation regimes in various jurisdictions. Audits, investigations, and tax proceedings could have a material adverse effect on our business, operating results, and financial condition.

We are subject to income and non-income taxes in numerous jurisdictions. Income tax accounting often involves complex issues, and judgment is required in determining our worldwide provision for income taxes and other tax liabilities, if any. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax reserves as well as tax liabilities going forward. In addition, the application of withholding tax, value added tax, goods and services tax, sales tax and other non-income taxes is not always clear, and we may be subject to tax audits relating to such withholding or non-income taxes. We believe that our tax positions are reasonable and that the tax reserves are adequate to cover any potential liability. However, tax authorities in certain jurisdictions may disagree with our position, including the propriety of our related party arm’s length transfer pricing policies and the tax treatment of corresponding expenses and income. If any of these tax authorities were successful in challenging our positions, we may be liable for additional income tax and penalties and interest related thereto in excess of any reserves established therefore, which may have a significant impact on our results and operations and future cash flow. Additionally, changes in tax laws, treaties, or regulations or their interpretation or enforcement are unpredictable. Any of these occurrences could have a material adverse effect on the results of our operations and financial condition.

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

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” of us and each of our direct and indirect subsidiaries that is a “controlled foreign corporation.”

A United States shareholder of a controlled foreign corporation may be required to report annually and include in U.S. taxable income its (i) pro rata share of the controlled foreign corporation’s “Subpart F income” and in computing its “net CFC tested income” and (ii) pro rata share of the amount of U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due from starting. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist holders in determining whether we or any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether any holder is treated as a United States shareholder with respect to any of such controlled foreign corporations. We also cannot provide any assurances that we will furnish to any holder information that may be necessary to comply with reporting and tax paying obligations.

Risks Related to Doing Business in Jurisdictions in Which We Operate

Continued hostilities and unrest in the MENA Region or changes in the economic, social and political environment in the MENA Region could have an adverse impact on our business.

It is difficult for us to predict the consequences of any political and socio-economic changes that may result from ongoing and escalating unrest in several countries in the MENA Region, including the recent intensification of armed conflict in parts of the region in early 2026, or what the implications of such developments will be on our operations. Legislative, tax and business environments in the region may be altered quickly and unpredictably as a result of such events. Accordingly, our ability to operate our businesses normally and our willingness to commit new resources or investments may be affected or disrupted, potentially resulting in reductions in revenue, more aggressive taxation policies, increases in operating costs, restrictions on repatriating funds and difficulties in recruiting or retaining personnel. Such risks may have a material adverse effect on our business, financial condition, results of operations and/or prospects.

Additionally, as a substantial part of our assets and operations are located in jurisdictions that are, or have been, subject to political, economic and social instability, our operating results have been and may continue to be affected by developments in these markets. In 2025, certain markets in which we operate experienced ongoing economic pressures, including inflationary conditions, currency volatility and constrained consumer spending. In early 2026, the escalation of regional conflict has increased geopolitical uncertainty, which may adversely affect economic activity, consumer demand and business confidence across the region.

Further incidents of political or social instability, terrorism, armed conflict, protests or violence may directly or indirectly affect the economies of the markets in which we operate, which, in turn, could have a material adverse effect on our business, prospects, financial condition, cash flows or results of operations.

We are subject to the economic and political conditions of operating in an emerging market and operates against a backdrop of continued instability, war and unrest in the Middle East.

Our headquarters are in the UAE and our operations are in the MENA region, accordingly, our results of operations are, and will continue to be, generally affected by financial, economic and political developments in or affecting Abu Dhabi, the UAE and the Middle East. It is not possible to predict the occurrence of events or circumstances, such as war or hostilities, or the impact of such occurrences, and no assurance can be given that we would be able to sustain the operation of our business if adverse political events or circumstances were to occur. A general downturn or instability in certain sectors of the UAE or the regional economy could have an adverse effect on our business, financial condition, results of operations and prospects.

Although economic growth rates in the UAE remain above those of many more developed, as well as regional, markets, the UAE has experienced volatile economic growth in recent years. Economic growth or performance in the UAE, in general, may not be sustained. The UAE’s wealth remains largely based on oil and gas. Despite the UAE being viewed as being less vulnerable than some of our neighbours, due to the growth in the non-oil sector and the sizeable wealth of the government of Abu Dhabi, fluctuations in energy prices have an important bearing on economic growth. To the extent that economic growth or performance in the UAE subsequently declines, our business, financial condition and results of operations may be adversely affected. In addition, the implementation by the governments of the UAE of restrictive fiscal or monetary policies or regulations (including in respect of interest rates), the implementation of new legal interpretations of existing regulations, and the introduction of taxation or exchange controls could have a material adverse effect on our business, financial condition, results of operations and prospects.

While the UAE is seen as a relatively stable political environment, certain other jurisdictions in the Middle East are not. There is a risk that regional geopolitical instability could impact the UAE. Instability in the Middle East may result from several factors, including war, government or military regime change, civil unrest, or terrorism.

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

Global economic uncertainty and unfavorable global economic conditions caused by political instability, and conflicts, such as the wars in Iran, Lebanon, Gaza and in Russia-Ukraine, could adversely affect our business, financial condition, results of operations or prospects.

Our business, financial condition, results of operations or prospects could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn, increased inflation, elevated interest rates, and continued economic uncertainty in global markets caused by political instability and conflict, such as the wars in Iran, Lebanon, Gaza and in Russia-Ukraine, or additional global financial crises, could result in a variety of risks to our business.

Such risks include weakened demand for our products or our inability to raise additional capital when needed on acceptable terms, if at all. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current conflicts, political conditions, economic climate, and financial market conditions could adversely impact our business.

We operate in the MENA region and broader Middle East, which has been impacted by military conflicts and geopolitical instability, including U.S. and Israeli military actions against Iran and could disrupt global markets and adversely affect our business and finances.

Armed conflicts and heightened geopolitical tensions in the MENA region and broader Middle East, including ongoing U.S. and Israeli military operations against Iran, pose risks to the global economy and to our business. Iran has retaliated across the Gulf region, including attacks against targets in Qatar, the UAE, Kuwait, Bahrain, the Kingdom of Saudi Arabia and other countries in the region. A significant escalation of hostilities in this or other global conflicts may have a material adverse impact on our business. The current military conflict may adversely affect our operations and the economy in the counties that we operate in. Furthermore, although the length and impact of the ongoing conflict in the Middle East is highly unpredictable, it could lead to global market disruptions. The escalation of the conflict in the Middle East and the resulting measures that have been taken, and could be taken in the future, by the United States, Israel and other countries have created global security concerns that could have a lasting impact on regional and global economies. For example, any disruption to the flow of oil through the Strait of Hormuz or other critical shipping lanes, could result in a rapid and sustained increase in global oil and energy prices, which would increase transportation and logistics costs and the cost of petroleum-based production materials. Higher energy and fuel prices would also be disruptive for the global economy and our customers. Any macroeconomic deterioration resulting from an escalation in Middle Eastern hostilities could compound the existing challenges facing our business and could have a material adverse effect on our business, financial condition, results of operations, and liquidity. The extent and duration of the ongoing conflict, resulting sanctions and any related market disruptions are impossible to predict, but could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. Any such disruptions may also have the effect of heightening many of the other risks described in this section. If these disruptions or other matters of global concern continue for an extensive period of time, to the extent that we have material operations or assets in a conflict zone, they may be materially adversely affected.

Our business operations could be adversely affected by terrorist attacks and political instability, and other events beyond our control.

Terrorist activity in the MENA Region stemming from ongoing political instability and conflict in certain countries, including Syria and Iraq, as well as broader regional tensions, has had and may continue to have an adverse effect on consumer appetite and demand in general. There have been a number of terrorist attacks in various countries, which are claimed to be conducted by terrorist organizations. Despite the recent loss of military strength and territory of such organizations in Syria and Iraq, there is no assurance that no such attempts will be carried out in the near future. In addition, the escalation of armed conflict in parts of the Middle East in early 2026 may increase the risk of further instability and security incidents across the region. The MENA Region has generally also experienced domestic political instability caused by ethnic separatist groups. Our business, financial condition, results of operations or liquidity could be adversely affected if such terrorist activity heightens and spreads into cities where we operate.

We do business in locations where we are exposed to a greater-than-average risk of adverse sovereign action.

We do business in locations where we are exposed to a greater-than-average risk of adverse sovereign action, including overt or effective expropriation or nationalization of property. Furthermore, relatively high commodity prices and other factors in recent years have resulted in increased resource nationalization in some countries, with governments repudiating or renegotiating contracts with, and expropriating assets from, companies that are producing in such countries. Governments in these countries may decide not to recognize previous arrangements if they regard them as no longer being in the national interest. Governments may also implement export controls on commodities regarded by them as strategic or place restrictions on foreign ownership or operation of strategic assets. Governments of the countries in which we operate may adopt nationalization, expropriation, or export control policies going forward, including in the context of recent geopolitical developments in 2025 and early 2026. Expropriation of assets, renegotiation or nullification of existing agreements, leases or permits by the governments of countries in which we operate, could each have a material adverse effect on our business, results of operations, financial condition and/or prospects.

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

Reverse stock split

On August 1, 2025, the Group implemented a one-for-ten reverse stock split of its Ordinary Shares. The Group has retrospectively adjusted all share and per-share information presented in these consolidated financial statements to reflect the impact of the reverse stock split. Further, the par value of Ordinary Share was changed from USD 0.0001 to USD 0.001.

The trading price of our ordinary shares has been and is likely to continue to be volatile. From January 1 to December 31, 2025, the closing price of our ordinary shares ranged between USD 2.32 and USD 8.00. The market price of our ordinary shares may fluctuate or decline significantly in response to the factors enumerated in this report, as well as other factors, many of which are beyond our control, including:

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

In the event that we are unable to satisfy Nasdaq’s listing standards and our ordinary shares are delisted from Nasdaq and is not eligible for quotation on another market or exchange, trading of our ordinary shares could be conducted in the over-the-counter market established for unlisted securities, such as the OTC Markets. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our ordinary shares, and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our ordinary shares to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a major exchange.

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

As of December 31, 2025, we had 10,000,000 public warrants outstanding and 14,146,246 private placement warrants. In addition, as part of the OSN transaction, OSN purchased warrants to acquire up to 1,342,625 ordinary shares after the reverse split, which warrants have substantially similar terms, including exercise price, to the public warrants. To the extent our warrants are exercised, additional ordinary shares will be issued, which will result in dilution to the holders of ordinary shares. This could potentially increase the number of shares eligible for resale in the public market, which could cause a decline in the price of our ordinary shares. Sales of substantial numbers of ordinary shares in the public market could adversely affect the market price of our ordinary shares and warrants. See “Future sales, or the perception of future sales, of our ordinary shares and/or warrants being offered by us or our existing securityholders may cause the market price of such securities to decline significantly.”

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

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a de minimis price per warrant, provided that the closing price of our ordinary shares equals or exceeds USD 180 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) on each of 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption; provided, further, that there is an effective registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating thereto, available throughout the 30-day redemption period, or that we have elected to require the exercise of the warrants on a “cashless basis,” and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders (i) to exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) to sell the warrants at the then-current market price when the holder might otherwise wish to hold its warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. Certain warrants held by Sponsor, or its permitted transferees are not redeemable by us so long as they continue to be held by the Sponsor or its permitted transferees.

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

We currently qualify as a foreign private issuer, as defined in the rules and regulations of the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material non-public information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

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

As a “foreign private issuer,” we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026.

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

The OSN Streaming Ltd controls the direction of our business and the concentrated ownership of our ordinary shares by OSN will prevent other shareholders from influencing significant decisions.

As of December 31, 2025, the OSN Streaming Ltd beneficially owned 67% of our outstanding ordinary shares. So long as the OSN remains our controlling shareholder they will be able to control, directly or indirectly, and subject to applicable law, all matters affecting us, including, among others:

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

We are a non-accelerated filer and we cannot be certain if the reduced disclosure requirements applicable to our filing status, as well as the exemption from the requirement to provide an auditor’s attestation report regarding the effectiveness of our internal controls, will make our common stock less attractive to investors.

For as long as we remain a non-accelerated filer, we will not be required to comply with Section 404(b) of the Sarbanes-Oxley Act, which would require our independent auditors to issue an opinion on their audit of our internal control over financial reporting, until we cease to be a non-accelerated filer. Decreased disclosures in our SEC filings due to our status as a “non-accelerated filer” may make it harder for investors to analyze our results of operations and financial prospects and may make our ordinary shares a less attractive investment.

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

On February 3, 2022, we completed the Business Combination. Prior to the closing of the Business Combination Anghami Inc, was a wholly owned subsidiary of Anghami.

On 3 June 2022, the Group acquired 100% of the shares of Spotlight Recreational Services LLC (“Spotlight”), a Company incorporated under the laws of the United Arab Emirates, pursuant to the signed sale and purchase agreement. Spotlight is engaged in operating live events.

On April 1, 2024, we closed   a transaction with OSN Streaming Limited (“OSN”), an affiliate of Panther Media Group Limited, which operated the digital streaming service known as “OSN+” through another of its subsidiaries, Gulf DTH FZ-LLC, pursuant to that certain Transaction Agreement, dated as of November 21, 2023, by and between Anghami and OSN. At the closing of the transaction, we acquired various contracts associated with the operation of the OSN+ digital streaming service.

Anghami Inc. is subject to certain of the informational filing requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because Anghami Inc. is a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements. In addition, Anghami Inc. is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that Anghami Inc. files with or furnishes electronically to the SEC.

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

●	Diverse subgenres. The MENA Region has a large diversity of local musical content and music taste is often divided by sub regions within the MENA Region. For example, GCC countries have a local taste for Khaleeji content. While the Levant region’s listeners focus on two distinct content categories: (1) Iraqi content and (2) the female artists popular in the broader Eastern Mediterranean. North African content falls into three major content categories: (1) Egyptian, (2) Rai (North Africa) and (3) Sudanese. Each of these interest groups comprises its own musical genre and has a large fan base across the MENA Region and among the international Arab diaspora.

●	Local Content with Room for Growth. The entire Arabic music catalog on Anghami comprises around 1% of Anghami music library yet Arabic catalogue accounts for approximately 70% of total streams on Anghami in 2025 which proves a huge potential for content creation and further growth. New, and in certain cases exclusive, Arabic content is expected to attract new users to the Anghami Premium service. In recent years the traditional Arabic content has been supplemented by younger generations who favor international remixes, Arabic hip hop and indie music.

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

Our relationship with Telcos has evolved over the years to become more of a strategic alliance benefiting both Anghami and Telcos. This beneficial relationship functions as follows:

●	Telcos use Anghami and OSN+ as a tool to enhance their brand image by associating their Telco brand with an entertainment service that their customers love. This enables them to attract youth audiences, gain market share in high value segments, and drive higher data consumption. Our service helps Telcos increase their customer retention and satisfaction as well as boosting their ARPU and their customers’ uptake of new packages.

●	Our team has substantial experience in the industry, both technically and commercially, and is dedicated to onboarding Telcos. The team works closely with Telcos across the region to create mutually beneficial value propositions by proposing appropriate and tailored offerings based on their strong understanding of each market. We understand the challenges and best practices of each country and each Telco specifically on the commercial, pricing, technical, marketing and legal levels. This helps us build products and services that perform better than other music streaming platforms and in a more efficient manner and that are customized to the Telco needs:

o	We offer Anghami and OSN+ as standalone subscription services, available through various packages depending on the territory. Subscriptions can be activated via direct carrier billing (DCB) or other conventional payment methods.

o	Our broad range of products and price points enables us to customize bundling solutions for each Telco partner based on regional preferences and target demographics. For example, in Egypt, we offer the Anghami Arabic-only plan as part of lower-priced Telco bundles, with respect to OSN+, we provide either the Standard Plan for premium offerings or the Standard with Ads Plan for more cost-sensitive bundles. This flexibility enhances our competitiveness and appeal, while giving Telco partners more options to reach diverse customer segments.

●	We have relationships with 45 Telcos across the MENA Operating Area, which provides us with an advantage of priority within the Telco process, marketing, and technical support. These relationships reduce our need to engage third parties.

●	Backed by our engineering team and given our experience in integrating with a vast array of Telco systems and infrastructures, we can integrate and launch services with distinct Telcos very quickly and with minimal difficulties and issues. Telco teams trust us to launch the products they need and customize them based on their requirements on tight deadlines.

●	Direct integration with Telcos allows us to have better control of the subscriber’s lifecycle. We have implemented several mechanisms that allow us to increase subscriber retention and maximize ARPU such as auto payment mechanisms that are customized by market and product.

●	We leverage on the Telcos’ strong marketing capabilities to drive acquisition of subscribers using: (a) above the line communication during offer launches or seasonal campaigns; and (b) ongoing below the line communication to promote the service, fueled by the exclusive content that we acquire as well as new features that are deployed.

●	We utilize our access to artists and major entertainment events in the region to provide our Telco partners with exclusive and attractive promotional events that lead to mobile service activations throughout the year. They use these to promote our service and allow the Telcos to associate with events and artists that create engagement with their customers. Events include artist meet-and-greets, VIP concert ticket giveaways, access to private sessions with artists, exclusive TV series screenings, and invitations to major regional events such as Formula 1 in Abu Dhabi.

Our Growth Strategies

We have a strong position in music streaming across the MENA Operating Area and have recently expanded into premium video streaming, both of which continue to offer significant growth potential. Our growth strategy is focused on three areas: (1) capitalizing on increasing digital music and video market growth in the MENA Region; (2) leveraging our current market position, unique multimedia offering, and knowledge to increase revenue generation and market penetration; and (3) new user acquisition through differentiated offering and strategic partnerships.

Capitalizing on Growth

Music

We intend to capitalize on increasing digital music market growth in the MENA Region in three main areas: (1) growth in streaming in our core markets; (2) a strong and increasing demand for Arabic music; and (3) the ability of Arabic music to “go global” with popularity expanding beyond the Arab world and its diaspora.

●	Large Streaming Growth Potential in Core Markets. Music streaming remains underpenetrated in our core markets, with usage still in the single digits among the addressable population (ages 10–50 with internet access). In contrast, streaming penetration reaches roughly 35–40% in the U.S. and 25–30% in Europe. As consumer habits shift from traditional formats to streaming, Anghami is well positioned to capture this growth. According to IFPI, in 2025, MENA was the fastest-growing region globally for recorded music revenue, with streaming making up 97.5%—reinforcing Anghami’s strategic advantage in the region.

●	Strong Demand for Arabic Music. Arabic music now accounts for approximately 70% of streams on the Anghami platform, up from 66% last year—a clear sign of growing listener demand. However, the volume of Arabic music remains relatively small compared to international catalogs, with roughly 1 million Arabic tracks versus nearly 100+ million international songs. To help bridge this gap, we’re actively investing in Arabic content through original productions and exclusive partnerships. A notable example was our multi-year deal with Amr Diab (prior to his recent agreement with Sony), which granted Anghami exclusive rights to his catalog and four live concerts—three of which have been successfully executed, with one still to come. This partnership was a first-of-its-kind in the region and helped cement and differentiate the position of Anghami as a local streaming platform.

●	Arabic Music Going Global. Arabic music is experiencing a significant surge in international recognition. Artists like Elyanna have brought Arabic music to prominent global platforms, such as Coachella. Major industry players are also investing in the genre; in April 2021, Universal Music Group launched Universal Arabic Music, a label dedicated to showcasing Middle Eastern and North African artists to global audiences. Similarly, in February 2021, Warner Music Group invested in a leading Arabic music label to expand its presence in the Middle East and North Africa region.

As the leading music streaming platform in MENA, Anghami stands to benefit from the influx of new Arabic music content by attracting more users in our focus markets and across the global Arab diaspora. Additionally, this expanded content enhances our platform’s appeal, fostering increased user engagement and retention.

Video

As part of our video streaming growth strategy, we are focused on scaling across key pillars:

●	Exclusive access to premium international content. OSN+ offers a wide selection of high-quality Western TV series and movies, including exclusive rights to HBO content in the MENA region. Subscribers can access this content across various pricing tiers, including 4K, Standard, and Standard with Ads plans, allowing for broader audience reach and monetization flexibility.

●	Localized and original productions. In addition to international content, OSN+ provides a growing slate of Arabic and Turkish programming. We have also begun developing OSN+ original productions designed for regional audiences. A recent example is The Fashionista (2024), a locally produced series catering for our large GCC audience

●	Access to Live-TV channels. In Q1 2026, OSN+ introduced live TV channels for paid subscribers. The current offering includes twelve channels, with potential expansion of the lineup over time. The availability of live TV channels is intended to enhance user engagement and content consumption on the platform and contribute to improved subscriber retention and reduced churn.

●

Strategic Partnerships. OSN+ continues to expand its strategic partnerships across the region to increase reach and access untapped markets. In line with industry practices, including content aggregation and bundled offerings designed to enhance the value proposition and reduce customer acquisition costs, the Company has entered into collaborations with regional and international platforms. One such initiative is the bundled offering with Shahid and Disney, launched in late 2025. This offering represents a first-of-its-kind collaboration in the region, bringing together some of the leading streaming platforms under a single subscription. It is intended to enhance user engagement, improve customer retention, and reduce churn by increasing content breadth and overall value to subscribers.

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

Revenue

We have three primary revenue streams: (i) Revenue from subscriptions; (ii) Revenue from advertisement; and (iii) Revenue from live events. Revenues are primarily driven from Anghami Plus and OSN+ subscriptions (through app stores, our Telco partners, and direct debit and card purchases), which generated 90% of total revenues during fiscal year ended December 31, 2025, whereas data-driven advertising and branded content contributed 8% of total revenues and live events contributed the remaining 2% of total revenues.

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

Music (Anghami)

To drive the sales of our Anghami Premium subscriptions we rely on:

●	Converting the Anghami Free user base: Using owned and paid media channels we have built a conversion engine that relies on segmentation to target free users along their journey with the different available subscription plans directly or through partners by offering them discounts, no commitment plans and free trials. We also run big seasonal campaigns (for example: Eid offer, White Friday offer, Saudi National Day offer) that have longer trial periods (usually three months for new subscribers) that drive subscriptions and revenues significantly across the year; and

●	Acquiring Anghami Premium service subscribers (through Business to Business (“B2B”) partners): We leverage both Telco partners and distribution partners to run major seasonal above the line (ATL) campaigns and monthly below the line (BTL) campaigns that drives the acquisition of new Anghami Premium service subscribers who purchase the subscription either from the partner or get it for free (subsidized by the partner) as a part of a bundle or product sold by the partner.

Video (OSN+)

Unlike music, where we offer both free and paid tiers, our video offering does not include a free tier, and free trials are only occasionally made available for very short periods. As a result, the acquisition dynamics for video are different.

Video subscriber acquisition is primarily driven by direct-to-consumer channels and strategic B2B partnerships, including those with telcos, e-commerce platforms, and other high-reach distribution partners. Direct-to-consumer subscribers are acquired through performance marketing campaigns, large seasonal campaigns (for example, Eid offers and 4K promotions), or organically, often influenced by the availability of popular or exclusive content, major releases, and trending series and films.

This content-driven organic growth underscores the importance of timely content availability and strong platform positioning. By combining targeted marketing, effective partner channels, and high-demand programming, we are able to sustain a healthy and efficient subscriber acquisition funnel despite the absence of a free entry point.

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

Cost Structure

Licensing Agreements (Music)

We have a rich catalog of over 100 million songs. We have signed content agreements with up to 2,000 music labels and artists. Obtaining license agreements and paying royalties are the two prevailing costs of sales. In exchange for the right to stream certain music, royalty costs are due to music record labels and publishers. Royalties are calculated monthly based on the percentage of revenue and the music labels’ respective market share. In addition, subscriber royalties depend on the number of subscribers while royalties for free users depend on the number of streams. Licensing agreements include several terms related to paying royalties, minimum guaranteed payments, marketing commitments, reporting and audit rights. Generally, the contracts are valid for 1 to 2 years, and renegotiated on an annual basis, the label holds the right to terminate the agreements if any breach of terms takes place. The content cost, which represents the royalties paid to the labels, is calculated based on the number of streams/revenues generated for each category separately (i.e. revenue from subscriptions and revenue from advertisement). Content cost constitutes a major part of our variable costs and amounts to 46% of our revenue (excluding revenue from live events).

We have long-standing relationships with both global and local music companies despite a fragmented market. Among these are the top global music labels & distributors: Universal Music Group, Sony Music Entertainment, Warner Music Group, Merlin and Believe; alongside the largest regional labels: Rotana, Watary, Mazzika amongst others. Arabic label agreements provide for global coverage while most of the international music agreements are restricted to the MENA Operating Area.

Content costs (Video)

Following the OSN+ transaction in 2024, Anghami entered into a content licensing agreement with OSN Group, under which OSN sublicenses OSN+ video streaming content to Anghami for distribution via the OSN+ app. In return, Anghami pays a fixed fee. Anghami does not have direct agreements with the original content providers.

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

The take rate varies depending on the payment channel as follows:

●	App stores: In 2025, 40% of our total subscription revenue came through app stores and is subject to revenue-sharing agreements. The Apple App Store charges between 15% and 30% of the transaction value, depending on whether the subscription is Video or Music. Google Play charges between 10% and 15%.

●	Direct carrier billing and B2B channels: In 2025, 35% of our total subscription revenues were paid via direct carrier billing and B2B channels (Telco and non-Telco partners). The Telco operator’s share is subject to a revenue share agreement that varies by operator and by country. On average, Telcos charge a 30% transaction fee through Direct carrier billing payment methods while B2B contracts are priced on a direct basis meaning they are not subject to a revenue share agreement.

●	Debit and credit cards: There is generally a fixed transaction fee per transaction plus a variable rate that varies according to the country and currency. 22% of our subscription revenues in 2025 were paid via debit and credit cards, average fees amount to approximately 5%.

●	Vouchers: In 2025, vouchers accounted for 3% of our total subscription revenue. Vouchers serve as a payment method for users who either lack access to traditional payment options or prefer offline payment methods. Additionally, some B2B partnerships may use vouchers when the partner does not have an integration with Anghami or OSN+, or in cases where they wish to distribute access to their end users via vouchers or access codes.

Variable Technology costs

We partner with Amazon Web Services (“AWS”) to host our servers and to provide scalability, redundancy, security and ensure continuity of our operations. In addition, we partnered with other third-party technology providers to optimize our services and the music listening experience. These costs vary month-to-month based on usage and app features (video vs. audio streaming, etc.). In 2025, our technology costs decreased by 17% year-on-year, primarily driven by the absence of one-off costs incurred in 2024 related to the technical integration of our video streaming platform.

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

We also give our users different ways to search, browse, engage, and discover music and other content. These include:

●	Mixtapes: We have built a machine learning model that learns from users’ streaming habits and generates weekly and daily personalized mixtapes that fit their music taste. They are part of our effort to increase music discoverability, personalize the user’s experience by ensuring that we provide them with a variety of content inspired by the music they like.

●	Personalized recommendations: Our AI-powered recommendation system fuels different parts of the platform. Our explore page is shaped around personalized playlists, albums, and songs that match the users’ expectations. Those recommendations rely on their music DNA, time of day, day of week, and other factors, to surface the content that the users are most likely to enjoy and therefore increase time spent on the application. Whenever users interact with any song, album, or artist, we utilize our recommendation system to generate a list of similar content that is also personalized to make sure they enjoy a pleasant music experience.

●	Playlists: We provide users with the ability to create their own playlists to organize their library and access their favorite songs easily. They can also discover playlists that are made by other users or by our own curation team. Our team has built over 4,000 playlists so users can browse among more than a 100 genres and moods and find a variety of playlists that fit their different moods and tastes.

●	Search Functions: To allow proper discoverability of our entire library, we give users the ability to search for all types of content. Users can find songs, albums, artists, playlists, podcasts, moods, genres, and even other users on Anghami. They can also search for songs using parts of their lyrics. Our search engine is integrated with various virtual assistants like Siri and Google assistant to make it even easier to search and find content using audio commands.

●	Videos: We also have invested in expanding our content offerings to include videos. Embedding video clips into activity-based playlists helps provide a visual layer to our content offerings, allowing artists to promote their music further through graphics or photos on social media platforms while the song is playing. Integrating video into our playlists enables us to convert our listeners into content viewers.

●	Podcasts: Our platform offers a diverse array of podcasts spanning various genres and topics, garnering significant traction from users, creators, brands, and advertisers. In the MENA region, podcasts are steadily growing in popularity, particularly in the UAE, Saudi Arabia and Egypt. This trend reflects a shift towards podcasts as a preferred medium, offering easily digestible content and an immersive listening experience. Anghami is poised to capitalize on this opportunity through innovative product development, including original podcasts and curated content sections tailored for MENA users, thereby enhancing the podcasting experience for our audience.

●	Radar: Discovery of new music is a big part of any user’s experience on Anghami. With a single tap, a user can trigger Radar, a recognition feature which would identify the music playing around them, display the song with all its details then add it to a special playlist for easy access. This allows users to discover new songs they hear on TV, radio, or at public places and add them to their library. Our Radar ensures offline experiences are complimented by a smooth online experience on the platform.

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

Advertising Solutions

Music (Anghami)

We offer the following advertising solutions:

Media Offerings:

●	Audio Ads: Audio ads, our core offering, are 15-second ad slots that sit in between songs and cannot be skipped. They are accompanied by a companion banner with a call to action that can link to a landing page. It creates a one-on-one environment between the brand and the user. We have also recently released a unique audio to lead solution. This allows brands to collect Anghami first-party data via a lead form. This lead form can be customized with a message from the brand, to make the user want to submit their information.

●	Video Ads: Anghami allows brands to communicate their video content, either 15-second or 30-seconds of length. These also appear in between the users’ listening experience.

●	Display Ads: Display, which is one of the most common media formats in the market, is available on Anghami across multiple formats. These are best used to drive traffic to a landing page. One of the reasons we offer video and display, apart from being common and known formats, is that our research has shown that combining video and display with audio drives further impact across brand funnel metrics. These formats also include Mastheads, which act as takeovers on the homepage.

●	Programmatic Integration: Our media solutions are available programmatically, through what are typically referred to as demand side platforms (“DSPs”s). Programmatic is used by clients to buy in real-time and have more cross-campaign visibility. We can guarantee audio on programmatic at a fixed price; our display solutions are available to be bought in real-time by a programmatic DSP.

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

Content Promotion Offerings and Production

We offer brands the ability to promote their own music content to achieve more streams. We typically do this by making the content more discoverable on the platform and easily searchable. We also provide brands the ability to sponsor a playlist. Sponsoring a playlist gives the brand 100% share of voice on that playlist, with a logo on the cover of the playlist and a display masthead within the playlist. A brand can also create its own playlist, which we can, in turn, promote on the platform, while also leveraging the platform’s AI to recommend customised playlists to users, with a branded message.

We also offer both audio and music production capabilities to advertisers. Branded content is a significant part of our advertising unit, as brands have become more accustomed to creating content to communicate their message and build favorability. Anghami produces music in various forms for brands and manages the entire process. Most notably, Anghami produces songs that brands end up owning and can promote on Anghami, as well as across other media channels. Furthermore, Anghami also creates music videos to support the songs, the majority of which are shot in studios. This also spills over to podcasts, where we also have the capabilities to create podcasts to be owned by brands.

Custom Tech Solutions

Since we own and control our technology, this also allows us to create custom technology solutions for our clients. An example of this is when Anghami partnered with Almarai on a first-of-its-kind AI-powered campaign focused on tech and innovation, where users could enter their child’s name and select a theme, and the platform would instantly generate a personalized song tailored to them

Anghami Programs

We also use our expertise in music to design workshops in music making for certain clients, which leads to us creating content brands can use. This generally targets the government sector for clients.

Data Solutions

To measure the effectiveness of our ad campaigns, we run research to note the awareness, favorability and recall brands have on the platform. In certain instances, we run searches on the platform to note the current level of awareness a brand may have. We send these research documents to brands post-campaign and measure against the initial awareness they had. We have also automated and decentralised certain tools to give clients the ability to cherry-pick insights and create audience profiling on the platforms, as well as traffic campaigns, specifically audio, display, video and playlist promotions.

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

On social media, our aim has always been to build a strong and engaged community with our users, artists and partners. For example, we reward our Anghami subscribers by giving them the chance to win exclusive signed merchandise from their favorite local and international artists. Our most recent addition has been our blog “Anghami talks” which was created in order to keep all stakeholders up-to-date by showcasing our latest business and product news and updates which allowed us to have better press coverage.

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

For information on competition-related risks, see “Risk Factors — Risks Related to Our Business Model, Strategy, and Performance— If our efforts to attract prospective users, retain existing users, and effectively monetize our products and services are not successful, our growth prospects and revenue will be adversely affected,” “Risk Factors — Risks Related to Our Operations—We face and will continue to face competition for Ad-Supported Free service users, subscribers, and user listening time,” and “Risk Factors — Risks Related to Our Operations—Our business depends on a strong brand, and any failure to maintain, protect, and enhance the brand would hurt our ability to retain or expand our base of Ad-Supported Free service users, subscribers, and advertisers.”

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

General Data Protection Regulation (“GDPR”) is a single legal framework that applies across all EU member states. However, there are certain areas where EU member states can derogate from the requirements in their own legislation. It is therefore likely that we will need to comply with these local regulations in addition to the GDPR. Local Supervisory Authorities will be able to impose fines of up to 4% of annual worldwide turnover of the preceding financial year or €20 million, whichever is greater, for non-compliance. These data protection authorities will have the power to carry out audits, require companies to cease or change processing, request information, and obtain access to premises. Where consent is relied upon as the legal basis for processing personal data, businesses must be able to demonstrate that the data subjects gave their consent to the processing of their personal data and will bear the burden of proof that consent was validly obtained and can be withdrawn at any time. The GDPR implemented more stringent operational requirements for processors and controllers of personal data, including, for example, requiring enhanced disclosures to data subjects about how personal data is processed, limiting retention periods of personal data, requiring mandatory data breach notification, and requiring additional policies and procedures to comply with the accountability principle under the GDPR. In addition, data subjects have more robust rights with regard to their personal data.

Our privacy policy and terms and conditions of use describe our practices concerning the use, transmission, and disclosure of user information and are posted on our website.

Employees

As of December 31, 2025 and 2024, we had 191 and 186 full-time and part-time employees, respectively. The following table provides a breakdown of our employee base by function as of the dates indicated:

	As of	As of
	December 31,	December 31,
Department	2025	2024
Engineering Department	61	76
Sales and Marketing	44	45
Business Development	25	17
Finance and Administration	35	20
Operations	26	28
Total	191	186

The following table provides a breakdown of our employee base by geographic location as of the dates indicated:

	As of	As of
	December 31,	December 31,
Location	2025	2024
Abu Dhabi	52	58
Beirut	94	85
Cairo	9	10
Dubai	29	26
Riyadh	7	7
Total	191	186

C. Organizational Structure

Anghami is a limited liability company incorporated in the Cayman Islands on 14 February 2012. Anghami owns and controls subsidiaries in Egypt, Saudi Arabia, United Arab Emirates and Lebanon.

Anghami Inc. was incorporated on March 1, 2021 and a wholly owned subsidiary of Anghami. On February 3, 2022, upon the completion of the Business Combination with VMAC, Anghami and VMAC (later renamed as Anghami (DE) Inc.) became wholly owned subsidiaries of Anghami Inc. A list of the subsidiaries of the Company as of December 31, 2025 is included in Exhibit 8.1 to this Report. See also the diagram illustrating our current organizational structure under “Item 4 – Information on the Company – A. History and Development of the Company” of this Report.

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

We offer an extensive library of over 18,000 hours of premium video, including exclusive HBO content, and over 100 million Arabic and International songs and podcasts. Our user base exceeds 130 million registered users and 3.5 million subscribers, as of December 31, 2025.

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

Recent Developments

UBC Ventures W.L.L. Senior Loan Agreement

On April 29, 2026, Anghami Inc. entered into a senior unsecured loan agreement with UBC Ventures W.L.L. for a committed facility of up to USD 20,000,000 to support general corporate and working capital needs. The loan bears interest at a rate equal to SOFR (or a substitute reference rate) plus an 8% margin, with interest capitalized if unpaid, and has a maturity of two years from signing (subject to extension at the lender’s discretion). The facility is repayable in full at maturity, with mandatory prepayments required from proceeds of asset sales or capital market transactions, and optional prepayment permitted without penalty. The agreement contains customary representations and warranties and information undertakings. It also includes provisions relating to market disruption and fallback interest rate determination, including the application of a cost of funds basis in certain circumstances.

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

(3)	Revenue from live events, consisting of revenue generated from Anghami Spotlight

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

As of December 31, 2025, we had approximately 3.5 million subscribers across Anghami and OSN+.

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

Revenue from live events. Anghami generates revenue primarily through concert ticket sales and sponsorships, F&B sales

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

Live events cost. Live events cost represents cost of sales associated with events and primarily includes artist fees, travel expenses, venue rental costs, food and beverage (F&B) expenses, staff salaries and accommodation, utilities, and other event-related expenses.

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

Active Users

We track active users as an indicator of the size of the audience engaged with our Anghami and OSN+ platforms. Active users are the users who used our Anghami or OSN+ apps for at least once over a three month look back period from the period-end reported. We use the three-month period because we have strong seasonality of music consumption in the MENA Operating Area due to major holidays. For example, users consume less content during Ramadan, the Muslim holy month, while music activity increases in December. The table below sets forth our active users as of December 31, 2023, 2024, and 2025.

	2025	2024	2023
Active Users (at year-end)	27,466,780	22,432,801	12,549,063

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

The table below sets forth our Subscribers, ARPU and our Direct Telco Integrations for the years ended December 2025, December 2024 and December 2023.

	Year Ended December 31,
	2025	2024	2023	Change from 2024 to 2025		Change from 2023 to 2024
	USD	USD	USD		%		%
Subscribers	3,520,603	3,372,028	1,725,733	148,575	4.41%	1,646,295	95.40%
Subscription Average Revenue Per User (USD)*	2.16	2.12	1.26	0.04	1.85%	0.86	68.64%
Direct Telco Integrations	45	42	42	3	7.14%	-	-%

*	Average for the year

Subscribers

In 2024, we began consolidating OSN+ subscribers into our total Subscribers count, whereas in previous years we only accounted for Anghami subscribers. The significant increase in Subscribers in 2024 is therefore two-fold: (i) the addition of OSN+ subscribers and (ii) sustained strong growth in Anghami subscribers. In 2025, subscriber growth continued in line with overall market trends.

Subscription Average Revenue Per User (ARPU)

In 2024, ARPU reflects a blended figure for both OSN+ and Anghami, whereas in previous years it included Anghami only. The increase in ARPU in 2024 was primarily driven by the inclusion of OSN+, which carries a higher ARPU due to the premium pricing of video streaming compared to music streaming, as well as a higher concentration of OSN+ subscribers in higher-ARPU GCC countries. In 2025, ARPU increased further, primarily reflecting price increases implemented across various markets.

Results of Operations

The year ended December 31, 2024 was marked by a strategic transaction with OSN+, representing a significant milestone for the Company. This transaction resulted in the addition of a video streaming business, the financial results of which have been consolidated beginning April 1, 2024. Accordingly, the Company’s consolidated financial statements for the year ended December 31, 2024 include nine months of revenue and expenses attributable to the video streaming segment. The consolidated financial statements for the year ended December 31, 2025 include a full twelve months of revenue and expenses attributable to this segment.

Revenues

The table below presents our revenues from each of our segments:

	Year Ended December 31,
	2025	2024	2023	Change from 2024 to 2025		Change from 2023 to 2024
	USD	USD	USD	USD	%	USD	%
Revenue from subscriptions	89,192,498	64,991,807	24,557,650	24,200,691	37.24%	40,434,157	164.65%
Revenue from advertisement	8,351,098	11,221,050	9,900,071	(2,869,952)	(25.58)%	1,320,979	13.34%
Revenue from live events	1,760,930	1,880,548	6,922,719	(119,618)	(6.36)%	(5,042,171)	(72.84)%
TOTAL	99,304,526	78,093,405	41,380,440	21,211,121	27.16%	36,712,965	88.72%

Revenue from subscriptions.

In 2025, subscription revenue increased by approximately USD 24 million year-over-year, attributable to a combination of underlying subscriber growth and the consolidation of OSN+ following the completion of the transaction on April 1, 2024. As a result, OSN+ revenues were included for nine months in 2024 compared to a full twelve months in 2025, contributing to the year-over-year increase.

Revenue from advertisement.

In 2025, revenue from advertisement decreased by USD 2.9 million compared to 2024. This decline was primarily driven by a reduction in barter transaction revenue, which decreased from USD 2,546,572 in 2024 to USD 249,000 in 2025. Barter revenue in 2024 was not reflective of recurring operations, as it included a one-off transaction, and this revenue stream was not prioritized in 2025.

In addition, revenue from media advertising and branded content decreased by approximately USD 0.6 million, primarily due to continued macroeconomic challenges in the region.

Revenue from live events

For the year ended December 31, 2025, we delivered one major live event, the Amr Diab concert in Abu Dhabi.

Expenses

The table below presents a breakdown of our expenses:

	Year Ended December 31,
	2025	2024	2023	Change from 2024 to 2025		Change from 2023 to 2024
	USD	USD	USD	USD	%	USD	%
Content acquisition and royalty costs	100,752,055	77,379,221	14,430,879	23,372,834	30.21%	62,948,342	436.21%
Payment processing and agency fees	10,329,770	8,296,788	5,449,000	2,032,982	24.50%	2,847,788	52.26%
Amortization of intangible assets	6,872,476	5,541,431	1,599,786	1,331,045	24.02%	3,941,645	246.39%
Technology infrastructure costs	3,869,035	4,674,264	2,539,911	(805,229)	(17.23%)	2,134,353	84.03%
Barter transaction cost	249,000	2,546,572	111,996	(2,297,572)	(90.22)%	2,434,576	2173.81%
Live events cost	1,548,310	2,214,125	5,888,466	(665,815)	(30.07)%	(3,674,341)	(62.40)%
Branded Content	937,019	1,463,815	589,838	(526,796)	(35.99)%	873,977	148.17%
Online and other costs	-	-	478,666	-	-%	(478,666)	(100.00)%
TOTAL	124,557,665	102,116,216	31,088,542	22,441,449	21.98%	71,027,674	228.47%

Content acquisition and royalty costs

Content acquisition and royalty costs increased by approximately USD 24 million year-over-year in 2025, primarily attributable to video content expenses associated with the OSN+ video streaming segment. Following the completion of the transaction on April 1, 2024, fiscal year 2024 reflected nine months of such costs, compared to a full twelve months in 2025. Unlike music content costs, which vary with revenue, video content costs are generally fixed in accordance with content licensing agreements with OSN Group.

Payment processing and agency fees

Payment processing and agency fees are directly tied to subscriptions using direct payment channels (such as credit cards, Google Play), as they are charged as a percentage of the user subscription end price and paid to app stores, credit card gateways, and Telcos (DCB).

Amortization of intangible assets

The increase in amortization expense in 2025 was driven by several factors: (i) the amortization of the fair value of intangible assets recognized as part of the OSN+ acquisition, which became effective on April 1, 2024, as 2025 reflects a full year of amortization compared to only nine months in 2024; (ii) partially offset by the absence of amortization related to the Amr Diab deal, which concluded in 2024; and (iii) further offset by lower amortization of previously capitalized product development costs, as higher capitalized balances in prior periods had been largely amortized by 2024.

Technology infrastructure costs

In 2025, technology infrastructure costs remained relatively stable compared to 2024, excluding one-time transitional technology expenses incurred in 2024 of approximately USD 675,000. These non-recurring costs were related to the migration of OSN+ to Anghami’s infrastructure and did not recur in 2025.

In addition, ongoing optimization of technology and infrastructure following the acquisition contributed to overall cost efficiencies in 2025.

Barter transaction cost

In 2025, the decrease in Barter transaction cost was primarily driven by a barter agreement with partners related to both music and the video streaming.

Live events costs

Live events costs in 2025 were associated with the Amr Diab concert held in Abu Dhabi in April 2025.

Branded Content

Branded Content costs mainly consist of the expenses for artists involved in creating content for Branded Content projects. For instance, if a client commissions Anghami to develop an audio-centric marketing campaign, these costs would be allocated to paying the artists for creating the content. This content will be used in the campaign and will also be available for streaming on Anghami’s platform. Branded content costs are directly associated with project revenues; decrease is in line with the decrease of Branded Content revenues.

Gross Profit and Gross Margin

	Year Ended December 31,
	2025	2024	2023	Change from 2024 to 2025		Change from 2023 to 2024
	USD	USD	USD	USD	%	USD	%
Subscription segment
Revenue	89,192,498	64,991,807	24,557,650	24,200,691	37.24%	40,434,157	164.65%
Cost of revenue	(119,275,038)	(92,457,957)	(21,344,236)	(26,817,081)	29.00%	(71,113,721)	333.18%
Gross profit	(30,082,540)	(27,466,150)	3,213,414	(2,616,390)	9.53%	(30,679,564)	(954.73)%
Gross margin	(33.73)%	(42.26)%	13.09%

Advertisement segment
Revenue	8,351,098	11,221,050	9,900,071	(2,869,952)	(25.58)%	1,320,979	13.34%
Cost of revenue	(3,734,317)	(7,444,133)	(3,855,840)	3,709,816	(49.84)%	(3,588,293)	93.06%
Gross profit	4,616,781	3,776,917	6,044,231	839,864	22.24%	(2,267,314)	(37.51)%
Gross margin	55.28%	33.66%	61.05%

Live events segment
Revenue	1,760,930	1,880,548	6,922,719	(119,618)	(6.36)%	(5,042,171)	(72.84)%
Cost of revenue	(1,548,310)	(2,214,126)	(5,888,466)	665,816	(30.07)%	3,674,340	(62.40)%
Gross profit	212,620	(333,578)	1,034,253	546,198	(163.74%)	(1,367,831)	(132.25)%
Gross margin	12.07%	(17.74)%	14.94%

Consolidated
Revenue	99,304,526	78,093,405	41,380,440	21,211,121	27.16%	36,712,965	88.72%
Cost of revenue	(124,557,665)	(102,116,216)	(31,088,542)	(22,441,449)	21.98%	(71,027,674)	228.47%
Gross profit	(25,253,139)	(24,022,811)	10,291,898	(1,230,328)	5.12%	(34,314,709)	(333.41)%
Gross margin	(25.43)%	(30.76)%	24.87%

In 2025, Subscription segment gross margin improved, primarily driven by year-over-year growth in subscription revenue against the largely fixed cost base of the OSN+ video streaming segment. Video content costs are generally fixed in nature, in contrast to music content costs, which are predominantly variable and linked to revenue-sharing arrangements.

In 2025, the gross profit margin for the Advertisement segment improved primarily due to lower volume of barter agreements compared to 2024. Barter transactions adversely impact margins.

In 2025, the gross profit margin for the Live Events segment improved, as we executed one major concert, the Amr Diab event in Abu Dhabi, which generated a positive margin.

Advertising and marketing expenses

	Year Ended December 31,
	2025	2024	2023	Change from 2024 to 2025		Change from 2023 to 2024
	USD	USD	USD	USD	%	USD	%
Advertising expenses	2,423,637	2,333,394	2,386,088	90,243	3.87%	(52,694)	(2.21)%
Marketing and branding expenses	23,672,015	16,934,781	5,983,651	6,737,234	39.78%	10,951,130	183.02%
TOTAL	26,095,652	19,268,175	8,369,739	6,827,477	35.43%	10,898,436	130.21%

Advertising expenses

In 2025, advertising expenses increased slightly, in line with the proportionate increase in revenue generated through our digital advertising agency partner, which sells ads on our behalf.

Marketing and branding expenses

In 2025, marketing and branding expenses increased following the integration of OSN+ into the business, as 2024 reflected nine months of such expenses compared to a full twelve months in 2025. The OSN+ video streaming segment remains in a growth phase and continues to invest in brand and acquisition marketing to support brand awareness and subscriber growth initiatives.

General and administrative expenses

	Year Ended December 31,
	2025	2024	2023	Change from 2024 to 2025		Change from 2023 to 2024
	USD	USD	USD	USD	%	USD	%
Salaries and other related benefits	16,038,895	14,008,123	11,082,572	2,030,772	14.50%	2,925,551	26.40%
Employees’ share-based compensation	-	-	359,365	-	-%	(359,365)	(100.00)%
Rent and related charges	587,668	808,969	670,557	(221,301)	(27.36)%	138,412	20.64%
Travel expenses	206,100	216,998	248,740	(10,898)	(5.02)%	(31,742)	(12.76)%
Utilities	109,504	116,519	92,766	(7,015)	(6.02)%	23,753	25.61%
Insurance expense	952,089	1,040,793	1,047,939	(88,704)	(8.52)%	(7,146)	(0.68)%
Expected Credit Losses	549,564	453,643	-	95,921	21.14%	453,643	-%
Write off receivables	18,897	17,327	18,151	1,570	9.06%	(824)	(4.54)%
Depreciation of property and equipment	500,704	498,270	486,771	2,434	0.49%	11,499	2.36%
Amortization of intangibles assets	14,709	134,285	32,793	(119,576)	(89.05)%	101,492	309.49%
Depreciation of rights-of-use assets	112,056	121,078	154,247	(9,022)	(7.45)%	(33,169)	(21.50)%
Provision for employee’s end of service benefit	844,197	762,891	431,439	81,306	10.66%	331,452	76.82%
License fees	583,681	419,203	84,386	164,478	39.24%	334,817	396.77%
Settlement fees	-	-	2,000,000	-	-%	(2,000,000)	(100.00)%
Other expenses	232,149	235,333	370,525	(3,184)	(1.35)%	(135,192)	(36.49)%
TOTAL	20,750,213	18,833,432	17,080,251	1,916,781	10.18%	1,753,181	10.26%

In 2025, general and administrative expenses increased marginally, primarily due to higher salaries and related benefits following the OSN+ transaction, which added personnel to support the video streaming business. As a result, 2024 reflects nine months of such expenses, compared to a full twelve months in 2025.

Finance costs

	Year Ended December 31,
	2025	2024	2023	Change from 2024 to 2025		Change from 2023 to 2024
	USD	USD	USD	USD	%	USD	%
Interest on lease liabilities	48,776	46,053	40,070	2,723	5.91%	5,983	14.93%
Interest on convertible loans	4,897,486	47,667	137,500	4,849,819	10174.37%	(89,833)	(65.33)%
Bank interest and other charges	99,288	81,283	90,947	18,005	22.15%	(9,664)	(10.63)%
TOTAL	5,045,550	175,003	268,517	4,870,547	2783.12%	(93,514)	(34.83)%

Interest on lease liabilities

Interest on lease liabilities calculated using the effective interest rate method and reflects the unwinding of the discount applied to the lease liability over time.

Interest on convertible loans

On December 16, 2024, the Group entered into a senior unsecured convertible note facility with OSN Streaming for a total principal amount of USD 55,000,000, which is convertible into the Group’s ordinary shares, par value USD 0.001 per share, subject to certain conditions and limitations set forth in the Convertible Note. The Convertible Note contains customary events of default, bears interest at a fixed rate of 11.0% payment in kind “PIK interest” per annum, and is due and payable in full two years following the date on which each tranche is deemed issued, unless earlier repurchased, converted or redeemed in accordance with its terms.

The Group initially drew USD 12,000,000 on December 16, 2024, followed by additional drawdowns of USD 20,000,000 on February 7, 2025 and USD 23,000,000 on July 25, 2025, thereby utilizing the entirety of the facility.

On December 15, 2025, OSN Streaming converted its senior unsecured convertible notes into Ordinary Shares of Anghami Inc. This action followed a Notice of Intention provided on October 14, 2025. The total amount converted was the original principal plus capitalized and accrued PIK Interest. The conversion was executed by issuance of 2,376,171 Ordinary Shares to the OSN Streaming with any fractional share paid in cash.

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

Adjusted EBITDA

	Year Ended December 31,
	2025	2024	2023	Change from 2024 to 2025		Change from 2023 to 2024
	USD	USD	USD	USD	%	USD	%
Adjusted EBITDA	(64,985,471)	(56,328,504)	(11,348,554)	(8,656,967)	15.37%	(44,979,950)	396.35%
As a percentage of revenue	(65.44)%	(72.13)%	(27.42)%

In 2025, Adjusted EBITDA was primarily impacted by the addition of video content costs related to the OSN+ video streaming segment. As noted above, the OSN+ segment remains in a growth phase and incurs largely fixed content costs that currently exceed its revenue contribution. These costs were incurred for a full twelve months in 2025, compared to nine months in 2024.

For a discussion of the limitations associated with using Adjusted EBITDA rather than IFRS measures and a reconciliation of Adjusted EBITDA to net loss, see discussion below under the heading “Non-IFRS Financial Measures” and the section entitled “Selected Historical Financial Data of Anghami.”

The following table presents a reconciliation of Adjusted EBITDA to the net loss for the periods indicated:

	Year Ended December 31,
	2025	2024	2023	Change from 2024 to 2025		Change from 2023 to 2024
	USD	USD	USD	USD	%	USD	%
Net loss	(89,571,559)	(63,592,548)	(15,665,634)	(25,979,011)	40.85%	(47,926,914)	305.94%

Taxes	2,897,298	1,772,085	654,991	1,125,213	63.50%	1,117,094	170.55)%
Finance cost	5,045,550	175,003	268,517	4,870,547	2783.12%	(93,514)	(34.83)%
Foreign exchange (gain)/loss, net	(587,493)	1,009,006	2,656,846	(1,596,499)	(158.22)%	(1,647,840)	(62.02)%
Finance income	(1,139,672)	(538,877)	(18,959)	(600,795)	111.49%	(519,918)	2742.33%
Other income	(245,670)	(311,611)	(3,242,597)	65,941	(21.16)%	2,930,986	(90.39)%
Depreciation and amortization	7,387,889	6,173,986	3,063,693	1,213,903	19.66%	3,110,293	101.52%
Share based payments	-	-	359,365	-	-%	(359,365)	(100.00)%
Fair Value change of warrants liabilities	(173,859)	(1,624,868)	575,224	1,451,009	(89.30)%	(2,200,092)	(382.48)%
Impairment of intangible asset	15,000,000	-	-	15,000,000	-%	-	-%
Fair value of embedded derivatives	(3,597,955)	609,320	-	(4,207,275)	(690.49)%	609,320	-%
Adjusted EBITDA	(64,985,471)	(56,328,504)	(11,348,554)	(8,656,967)	15.37%	(44,979,950)	396.35%

B. Liquidity and Capital Resources

For the year ended December 31, 2025 we recorded net losses of USD 89.5 million and had cash and cash equivalents of USD 22.3 million.

The investment by OSN Streaming Ltd. helps address the capital resource needs highlighted previously. As described in the Recent Developments section of “Item5. Operating and Financial Review and Prospects” of this Annual Report, OSN Streaming Ltd. has invested USD 55 million through the purchase of a convertible note which has been converted on December 16, 2025.

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

Cash Flow

The following table summarizes our cash flows for each of the periods presented:

	Year Ended December 31,
	2025	2024	2023	Change from 2024 to 2025		Change from 2023 to 2024
	USD	USD	USD	USD	%	USD	%
Cash from operating activities	(36,248,148)	(47,818,590)	(3,809,303)	11,570,442	24.20%	(44,009,287)	(1155.31)%
Cash from investing activities	(790,689)	(1,037,369)	(1,310,678)	246,680	23.78%	273,309	20.85%
Cash from financing activities	45,146,324	56,765,066	8,238,335	(11,618,742)	(20.47)%	48,526,731	589.04%
Net change in cash and cash equivalents	8,107,487	7,909,107	3,118,354	198,380	2.51%	4,790,753	153.63%
Cash and cash equivalent	22,248,279	14,140,792	6,231,685	8,107,487	57.33%	7,909,107	126.92%

Operating Activities

During the year ended December 31, 2025, cash flows from operating activities were negative at USD 36 million, due to continued negative net profit from our core operations, as content costs exceed subscription revenue and our video streaming segment has not yet reached scale. We continue to grow our video and music subscriber base and optimize our operations, notably through the launch of new video streaming products, feature enhancements, and improvements to our user acquisition funnel.

Investing Activities

The decrease in cash outflows from investing activities in 2025 compared to 2024 is primarily driven by (i) lower capitalization of application development costs in 2025, reflecting reduced engineering activity following the intensive development work on the OSN+ streaming platform in 2024 in connection with the acquisition completed on April 1, 2024; and (ii) this was partially offset by higher capitalization of costs related to OSN+ original content, The Fashionista, which was acquired toward the end of 2024, resulting in higher amortization expense in 2025 as it reflects a full year of amortization.

Financing Activities

In 2025, investing activities were primarily driven by additional funding from OSN Streaming Ltd in the form of a USD 43 million convertible loan (subsequently converted into equity on December 16, 2025), approximately USD 1 million of finance income generated from fixed deposits of the loan proceeds, and USD 1 million in government grants received through the ADIO incentives program.

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

Contractual Obligations and Commitments

Anghami is subject to the following minimum guarantee amounts relating to investments in joint ventures and the content on its service and publishing rights, the majority of which relate to initial investments and minimum royalty payments associated with its license agreements for the use of licensed content and publishing royalties, as at December 31:

	Year Ended December 31,
	2025	2024	2023
	USD	USD	USD
Less than one year	2,589,170	279,590	646,048
Later than one year but not more than 5 years	2,166,667	5,333,290	-

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

We face seasonal fluctuations during Ramadan, the Muslim holy month. Ramadan started in March in 2025 but is a floating holiday and shifts by approximately 10 days each year. During Ramadan, our user activities and revenues may drop due to general reductions in people’s daily leisure activities, especially when it comes to the consumption of music. Since 2017, we have offered a special Ramadan section on Anghami that offers Ramadan-related content to offset the negative impact on user engagement and retention due to Ramadan’s seasonality.

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

3.	Continuing to grow our Anghami Branded Content division

4.	Ramping up our Ad Tier on OSN+

Live events

We intend to continue organizing live events, with a refined focus on Spotlight, while Anghami Lab was discontinued in 2025. Going forward, we will prioritize larger scale concerts, such as the Amr Diab event held in Abu Dhabi in 2025. These events serve not only as a revenue stream but also as a marketing tool to enhance brand value and strengthen our market position.

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

The key areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, include:

●	Agreements and arrangements

●	Useful lives of intangible assets

●	Estimated credit losses

●	Impairment of non-financial assets

●	Uncertain tax positions

Further details on these areas are provided in Note 3.5 Significant accounting judgements, estimates and assumptions to the consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As of April 30, 2026, our directors and senior management are as follows:

Name	Age	Position
Meshal Ali	60	Chair of the Board of Directors
Elias Habib	53	Chief Executive Officer, Director
Laura Herbin	45	Chief Financial Officer
Bassil Almouallimi	39	Director
Edgard Maroun	50	Director
Eman Al Awadhi	47	Director
James Cooke	46	Director
Michael Johnson	66	Director
Moustapha Chami	44	Director

Meshal Ali has served as a Director since April 1, 2024. Mr. Ali is currently the CEO of OSN Group, Chair of Al Rayan Holding Company, Vice Chair of United Education Company, and President and CEO of both the National Offset Company and the National Offset Computer Company in Kuwait. Mr. Ali also serves as a board member of Panther Media Group Limited. Mr. Ali holds a Bachelor of Business Administration degree from the University of Arkansas, USA. Mr. Ali was appointed to the Company’s board of directors as one of OSN Streaming Ltd.’s nominees pursuant to the terms of the Registration Rights Agreement.

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

James Cooke has served as a Director since July 23, 2025. Mr. Cooke is the Group Senior Vice President and General Manager for CEE, North Africa and Turkey at Warner Bros. Discovery. Mr. Cooke is responsible for non-scripted content acquisition across EMEA, the portfolio of Discovery networks across EMEA and an in-house creative agency for Warner Bros. Discovery.

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

Bassil Almouallimi was appointed to the Board of Directors of the Company effective May 27, 2025. Mr. Almouallimi is the Chief Strategy and Commercial Officer at Saudi Research and Media Group (“SRMG”). Mr. Almouallimi has led SRMG’s transformation strategy since 2021, focused on revamping SRMG’s media assets and diversifying revenue streams. He oversees the development and launch of new business verticals in events, media representation, PR services, marketing solutions, and training. Prior to joining SRMG, he served as Senior Consultant at the Strategic Management Office, Royal Court, and held various positions at Saudi National Bank, including VP Project Finance in Structured Finance. Mr. Almouallimi holds a BSc in Economics from Simon Fraser University, Canada. Mr. Almouallimi was appointed to the Board of Directors of the Company pursuant to the terms of that certain Director Designation Agreement, dated August 16, 2023, by and between the Company and SRMG.

Moustapha Chami was appointed the Board of Directors of the Company effective January 21, 2026. Mr. Chami is Group Chief Financial Officer and Group Head of Finance, Operations & Taxation for Kuwait Projects Company Holdings (KIPCO), leading the group’s financial operations and planning, including governance and risk management. Mr. Chami also holds various directorships, including with the Bank of Baghdad in Iraq, SACEM Industries in Tunisia, Jordan Kuwait Bank in Jordan, Burgan Bank in Turkey, and is Vice Chairman (Executive) at Amaken United Real Estate in Kuwait. He holds a Bachelor’s degree in Finance and an MBA from the University of Saint Joseph in Lebanon. He is also a Certified Financial Analyst (CFA), Certified Public Accountant (CPA), and Certified Management Accountant (CMA).

Eman Al Awadhi was appointed the Board of Directors of the Company effective January 21, 2026. Mrs. Al Awadhi is Group Senior Vice President – Corporate Communications & Investor Relations for KIPCO and Vice Chair of Gulfsat Communications in Kuwait. Her career spans over 22 years across public relations, media, and journalism. She holds a Bachelor’s degree in English from the University of Bahrain, a Diploma in Company Direction from the Institute of Directors, London, and is a Certified Investor Relations Officer.

The business address for each of the directors and executive officers of the Company is 16th Floor, Al-Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

Changes in Officers and Board of Directors

On May 27, 2025, Anghami announced the appointment of Bassil Almouallimi to the Board of Directors of the Company.

Mr. Almouallimi was appointed to the Board of Directors of the Company pursuant to the terms of that certain Director Designation Agreement, dated August 16, 2023, by and between Anghami and SRMG. In connection with Mr. Almouallimi’s appointment, Anghami and OSN Streaming Limited agreed that Mr. Almouallimi would serve as the remaining director to be mutually agreed by Anghami and OSN Streaming Limited.

On July 23, 2025, Anghami announced the appointment of James Cooke to the Board of Directors of the Company.

Effective July 30, 2025, Joseph El Kawkabani resigned from the board of directors of Anghami following his departure from his position at OSN Group, the parent entity.

H.E. Sheikha Adana Nasser Sabah Al-Sabah resigned from the Board of Directors of the Company effective January 20, 2026. Her resignation was not the result of any disagreement with the Company, its management, the Board or any committee of the Board. She is rebalancing her Board responsibilities and will continue as Chair of OSN Streaming Limited, Anghami’s parent company.

On January 21,2026, Anghami appointed Moustapha Chami and Eman Al Awadhi to the Board of Directors of the Company

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

B. Compensation

Anghami Executive Compensation

For the year ended December 31, 2025, Anghami’s executive officers received total compensation of approximately USD 1,082,886 in the aggregate. The total compensation paid to Anghami’s executive officers consists of base salary, insurance and other related benefits. Anghami’s executive officers are also entitled to and earn sales commission as well as certain statutory medical insurance and allowances, to the extent applicable.

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

C. Board Practices

Classified Board of Directors

Our board of directors currently consists of eight directors. In accordance with our articles of association, our Board is divided into three classes with only one class of directors being elected in each year and each class (except for those directors initially appointed as Class I and Class II directors) serving a three-year term. For more information on the length of time each director has served, see “Item 6.A. Directors and Senior Management.”

As of the date of this filing, our directors were as follows:

Class I directors: Michael Johnson, Bassil Almouallimi and Moustapha Chami.

Class II directors: Meshal Ali (also appointed as Chair of the board of directors), Eman Alawadhi and James Cooke.

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

As of December 31, 2025, our compensation committee consisted of Michael Johnson as the Chair of the committee and Meshal Ali.

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

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

As a result of the restatement of our previously issued audited consolidated financial statements as of and for the year ended December 31, 2024, the Company conducted a recovery analysis for the relevant period, in accordance with the Company’s Incentive Compensation Clawback Policy. Based on this analysis, the Company’s compensation committee concluded that no recovery of incentive-based compensation was required as a result of the restatement because no incentive-based compensation was awarded or would have been received by any person subject to such clawback policy based on the items covered by the restatement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table shows the beneficial ownership of common shares and ordinary shares as of March 31, 2026 by:

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

The percentage of beneficial ownership for the following table is based on 9,064,808 ordinary shares outstanding as of March 31, 2026.

	Number	% of Class
Executive Officers and Directors(1):
Edgard Maroun	248,605	2.7%
Elias Habib	248,605	2.7%
Laura Herbin	—	*
Eman Al Awadhi	—	*
James Cooke	—	*
Michael Johnson	—	*
Meshal Ali	—	*
Bassil Almouallimi Moustapha Chami	—	*
All directors and executive officers as a group	497,210	5.5%
Five Percent or More Holders:
OSN Streaming Ltd (2)	6,074,721	67.0%

To our knowledge, except as noted above, no person or entity is the beneficial owner of more than 5% of the voting power of the Company’s stock.

*	Less Than 1%

(1)	Unless otherwise noted, the address of each director and executive officer of the Company is c/o Anghami Inc., 16th Floor, Al-Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

(2)	The address of OSN Streaming Ltd is OSN Building, Dubai Media City, Dubai, United Arab Emirates. OSN Streaming Holding Limited and and Dplay Entertainment limited are the shareholders of OSN Streaming Ltd with 80% and 20% ownership, respectively. Panther Media Holding Limited is the sole shareholder of OSN Streaming Holding Ltd. Panther Media Group Limited is the sole shareholder of Panther Media Holding Limited. Kuwait Projects Company (Holding) K.S.C.P, a Kuwaiti shareholding company public, incorporated under the laws of Kuwait (“KIPCO”), the controlling shareholder of Panther Media Group Limited.

B. Related Party Transactions

Related Party Loans

OSN Streaming Ltd. Convertible note

On December 16, 2024, Anghami issued to OSN Streaming Ltd; a senior unsecured convertible note in the principal amount of USD 12,000,000, which is convertible into Group’s ordinary shares, subject to certain conditions and limitations set forth in the Convertible Note, between the Anghami and OSN Streaming Ltd. The Convertible Note contained customary events of default, bore interest at a fixed rate of 11.0% per annum was due and payable in full two years following the date on which the Convertible Note was deemed issued, unless earlier repurchased, converted or redeemed prior to such date in accordance with the applicable terms set forth in the Convertible Note.

On February 7, 2025 and August, 2025 Anghami drew down an additional USD 20,000,000 and USD 23,000,000 respectively and utilizing by that the entirety of the facility.

On December 16, 2024, the Group entered into a senior unsecured convertible note facility with OSN Streaming for a total principal amount of USD 55,000,000, which is convertible into the Group’s ordinary shares, par value USD 0.001 per share, subject to certain conditions and limitations set forth in the Convertible Note. The Convertible Note contains customary events of default, bears interest at a fixed rate of 11.0% payment in kind “PIK interest” per annum, and is due and payable in full two years following the date on which each tranche is deemed issued, unless earlier repurchased, converted or redeemed in accordance with its terms.

The Group initially drew USD 12,000,000 on December 16, 2024, followed by additional drawdowns of USD 20,000,000 on February 7, 2025 and USD 23,000,000 on July 25, 2025, thereby utilizing the entirety of the facility.

On December 15, 2025, OSN Streaming converted its senior unsecured convertible notes into Ordinary Shares of Anghami Inc. This action followed a Notice of Intention provided on October 14, 2025. The total amount converted was the original principal plus capitalized and accrued PIK Interest. The conversion was executed by issuance of 2,376,171 Ordinary Shares to the OSN Streaming with any fractional share paid in cash.

Commercial Arrangements

●	On April 1, 2024, Anghami entered into a content license agreement with the OSN Group pursuant to the OSN+ partnership. Under this agreement, OSN Group sublicenses video content to Anghami for streaming on the OSN+ platform. In exchange, Anghami pays fees based on a fixed annual schedule.

Amounts due to Related Party

As of December 31, 2025, we had a total aggregate amount of USD 50,596,800 due to related parties:

●	An aggregate of USD 343,333 due to the co-founders, split into USD 147,462 due to Edgard Maroun (Director) and USD 195,871 due to Elias Habib (CEO and Director).

●	USD 50,253,467 due to OSN Group, primarily related to video content costs invoiced to us under our content license agreement with them.

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

Society of Authors, Composers and Music Publishers in Lebanon (SACEM) has filed a lawsuit against Anghami on January 23, 2023, claiming rights of SACEM from Anghami amounting to USD 500,000 for years 2019, 2020, 2021 and 2022 in addition to the interest due. Additionally, SACEM obtained before the execution department court in Beirut on June 7, 2023, a decision to provisionary seize the Company’s shares in Digimusic SAL Off-shore and the amount up to USD 100,000 and the expenses of USD 10,000 under MIC1 and MIC2 (the two Telcos in Lebanon) as third parties. We have submitted a request to limit the aggregate amount to one of the two Telcos and the request was approved. Moreover, we are challenging the amount claimed by SACEM, as it is unjustified and unproven, and a court hearing is set on June 18, 2026.

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

As of December 31, 2025 there were no preference shares outstanding.

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

For purposes of Section 7874, the first two conditions described above were met with respect to the Business Combination because we acquired indirectly all of the assets of VMAC in the Business Combination, and we, including our “expanded affiliated group,” are not expected to satisfy the substantial business activities test. As a result, whether Section 7874 will apply to cause us to be treated as a U.S. corporation for U.S. federal income tax purposes should depend on the satisfaction of the 80% ownership test.

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

U.S. Holders

This section applies to you if you are a U.S. holder. For purposes of this discussion, a U.S. holder means a beneficial owner of our ordinary shares or warrants that is, for U.S. federal income tax purposes:

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

Exercise or Lapse of a Warrant

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a warrant for cash. A U.S. holder’s tax basis in an ordinary share received upon exercise of the warrant generally should be an amount equal to the sum of the U.S. holder’s tax basis in the warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for an ordinary share received upon exercise of the warrant will begin on the day following the day of exercise (or possibly the day of exercise) of the warrant and will not include the period during which the U.S. holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

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

Mark-to-Market Regime. Alternatively, a U.S. holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the Securities and Exchange Commission or on the national market system established under Section 11A of the Securities Exchange Act of 1934; or (ii) they are “regularly traded” on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. We believe that our ordinary shares qualify as marketable shares for the PFIC rules purposes, but there can be no assurance that ordinary shares will continue to be “regularly traded” for purposes of these rules. Pursuant to such an election, a U.S. holder would include in each year as ordinary income the excess, if any, of the fair market value of our ordinary shares over the U.S. holder’s adjusted tax basis at the end of the taxable year. A U.S. holder may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. holder’s adjusted tax basis in our ordinary shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). A mark-to-market election only applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election. U.S. holders should also be aware that the Code and the Treasury Regulations do not allow a mark-to-market election with respect to stock of lower-tier PFICs that is non-marketable. There is also no provision in the Code, Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly-traded holding company (such as us) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules. U.S. holders should consult their own tax advisors to determine whether the mark-to-market tax election is available to them and the consequences resulting from such election. In addition, U.S. holders of warrants will not be able to make a mark-to-market election with respect to their warrants.

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

Information returns may be filed with the IRS in connection with, and a non-U.S. holder may be subject to backup withholding on amounts received in respect of their ordinary shares, unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption. Dividends paid with respect to ordinary shares and proceeds from the sale of other disposition of ordinary shares received in the United States by a non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

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

The Group is exposed to foreign currency fluctuations on its transactions in foreign currencies, mainly in Egyptian Pounds. As the UAE Dirham and Saudi Riyal are pegged to the US Dollar, balances in these currencies are not considered to represent significant currency risk. The Group’s principle foreign currency risk arises from the Egyptian Pounds denominated transactions.

Egypt Operating Environment

The table below indicates the Group’s foreign currency exposure as at December 31 2025 as a result of its monetary assets and liabilities denominated in Egyptian Pounds. The analysis calculates the effect of a reasonable possible movement of the US Dollars rate against Egyptian with all other variables held constant on the consolidated statement of comprehensive income.

	Increase/decrease	Effect on loss
	in USD rate to the	before tax
	Egyptian Pound	USD
2025	+/-5%	574,792
2024	+/-5%	351,844

Sensitivity analysis

A 5% strengthening/(weakening) of the following currency against USD currency at 31 December 2025 would have increased/(decreased) financial instruments by USD equivalent amounts shown below:

Lebanon Operating Environment

For transactions denominated in Lebanese Pounds, the Central Bank of Lebanon issued Basic Circular 157, which sets the framework for exceptional measures for foreign-currency operations. Accordingly, banks operating in Lebanon process certain customers’ foreign exchange operations (buy and sell) related to their personal or commercial needs through the electronic platform “Sayrafa.”

Transactions with customers include the purchase and sale of foreign currency banknotes against Lebanese Pounds, as well as transfers from and to foreign currency accounts against Lebanese Pounds. While the Sayrafa platform remains part of the foreign exchange framework in Lebanon, exchange rates in practice are determined within a broader market environment.

During 2025, foreign currency transactions executed remained broadly stable, with the U.S. dollar exchange rate averaging approximately LBP 89,500 per U.S. dollar for the period from January 1 to December 31, 2025, and reaching approximately LBP 89,500 per U.S. dollar as at December 31, 2025.

The Sayrafa platform is not available for all transactions involving “local” foreign currency bank accounts, which remain subject to informal capital controls.

Foreign exchange loss, net

	Year Ended December 31,			Change from		Change from
	2025	2024	2023	2023 to 2024		2023 to 2024
	USD	USD	USD	USD %		USD %
Foreign exchange gain/(loss), net	587,493	(1,009,006)	(2,656,846)	1,596,499	(158.2)%	1,647,840	(62.0)%

Foreign exchange results improved from a net loss in the prior year to a net gain for the year ended 31 December 2025. This shift was primarily driven by the relative stabilization of the Lebanese Pound and Egyptian Pound in 2025, compared to the significant volatility experienced in 2024 and 2023, which had previously resulted in adverse revaluation impacts.

In addition, Angami’s cost structure—particularly the higher proportion of expenses denominated in Egyptian Pounds— the Company’s contributed positively to foreign exchange movements during the year. As exchange rates stabilized, the remeasurement of these liabilities generated a net gain, further supporting the overall improvement in foreign exchange results.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the required time periods and accumulated and communicated to management as appropriate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, management concluded that, due to the material weaknesses described below, our disclosure controls and procedures were not effective as of December 31, 2025. Specifically, although significant progress has been made in remediating certain material weaknesses, including the remediation of the lack of sufficiently skilled personnel, other material weaknesses, particularly those related to entity-level controls and IT general controls, remain in the process of remediation.

We continue to undertake remedial actions as described above and expect to continue to devote significant effort and resources to the remediation of the remaining material weaknesses.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2025, based on the criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

In connection with the audits of the Company’s consolidated financial statements since the year ended December 31, 2022 to present day, Anghami identified certain material weaknesses in the Company’s internal control over financial reporting.

The material weaknesses identified since 2022 related to:

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

The Public Company Accounting Oversight Board defines a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented or detected on a timely basis.

Management has undertaken and continues to undertake remediation measures to address the identified material weaknesses.

With respect to the material weakness related to lack of sufficiently skilled personnel, the Company has taken significant steps to strengthen its finance and control environment. Beginning in April 2024, the Company appointed a Chief Financial Officer and in 2025 the Company appointed Vice President of Financial Reporting and established enhanced tax and internal audit functions. These teams include qualified professionals, including individuals with CPA and CMA certifications, with relevant IFRS knowledge. While the Company’s finance and tax function have been strengthened, it is management’s assessment that this material weakness still exists.

With respect to the material weakness related to entity-level controls and financial reporting policies and procedures, the Company has made significant progress in designing and documenting key controls, policies, and procedures, including enhancements to governance, segregation of duties, and financial reporting processes. Management continues to implement, refine, and test these controls to ensure their operating effectiveness over time.

With respect to the material weakness related to IT general controls, the Company has initiated the implementation of an enterprise resource planning (“ERP”) system, Microsoft Dynamics 365, which is expected to enhance system integrity, access controls, and automation of financial processes. The implementation and associated control framework are ongoing, and management has not yet completed sufficient testing to conclude on the effectiveness of these controls.

Based on the material weaknesses described above, management, with the participation of the Chief Executive Officer and Chief Financial Officer, has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2025, as not all material weaknesses have been fully remediated and sufficient time has not elapsed to demonstrate sustained operating effectiveness of the newly implemented controls.

C. Attestation Report of the Registered Public Accounting Firm

This Report does not include an attestation report of the company’s registered public accounting firm because we are a non-accelerated filer.

D. Changes in Internal Control Over Financial Reporting

Over the past two years, Anghami has developed and is executing a comprehensive remediation plan to address the control deficiencies underlying the material weaknesses identified since 2022. As part of this plan, the Company has implemented, and continues to implement, a number of corrective measures designed to strengthen its internal control environment.

The following actions have been taken or are in progress as part of Anghami’s remediation efforts:

1.	Strengthening of finance organization and internal audit function: The Company has significantly enhanced its finance leadership and technical capabilities through the appointment of a Chief Financial Officer, a Vice President of Financial Reporting, and the establishment of dedicated tax and internal audit teams. While the Company’s finance and tax function have been strengthened, it is management’s assessment that this material weakness still exists.

2.	Enhancement of entity-level controls and financial reporting framework (in progress): The Company has made substantial progress in developing and formalizing its internal control framework, including the documentation of accounting policies, procedures, and process narratives, as well as strengthening governance structures, segregation of duties, and review controls. Management continues to refine and test these controls to ensure consistent and sustainable operation.

3.	Implementation of ERP system and IT general controls (in progress): The Company has initiated the implementation of Microsoft Dynamics 365, a more advanced and integrated ERP platform, which is expected to enhance automation, control, and reliability of financial reporting processes. The implementation of the ERP system and the design and testing of related IT general controls are ongoing.

4.	Additional supporting initiatives (in progress): The Company continues to engage third-party advisors, including external accounting experts, to support complex accounting areas, and has provided technical IFRS training to its finance team. In addition, the Company has enhanced its procurement processes, Delegation of Authority framework, budgeting discipline, and financial monitoring processes to further strengthen its control environment.

Except for the remediation efforts described above, there were no other changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management will continue to devote significant time and resources to the remediation of the remaining material weaknesses and to the ongoing improvement of its internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Grant Thornton Audit and Accounting Limited (Dubai Branch) (“Grant Thornton”) were appointed as our principal accountants for the years ended December 31, 2025 and 2024.

The following table summarizes the charge for professional fees rendered in those periods:

	2025	2024
	USD	USD
Audit fees	545,000	457,000
Audit-related fees	-	24,200
Tax fees	-	24,031
All other fees		-
Total	545,000	505,231

“Audit fees” are the aggregate fees earned by the Grant Thornton principal accountant entities for the audit of 2023, 2024, and 2025 of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

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

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

Anghami operates a cybersecurity risk management program designed to protect the confidentiality, integrity, and availability of our systems, user data, and content assets. Our program is structured around the ISO/IEC 27001:2022 control framework and is assessed against that standard on at least an annual basis through independent third-party audits. The most recent independent cybersecurity audit in October 2025, covering cloud infrastructure, application security, identity and access management, incident response, data protection, business continuity, and vendor risk.

The program components include:

●	An Information Security Policy (POL-01), structured around ISO 27001 principles, governing access control, incident response, secure development, data handling, backup, and business continuity across the organization.

●	A Security Risk & Control function, led by the VP DevOps and Security, responsible for cybersecurity risk assessments, control framework oversight, risk remediation prioritization, and employee security awareness programs.

●	A formal cybersecurity risk register covering infrastructure, application, vendor, cloud, CI/CD pipeline, and compliance risk domains, with assigned ownership and remediation tracking.

●	A Cloud Security Risk Register covering 23 risk items across access control, encryption, operational risk, third-party dependencies, and threat vectors, aligned to AWS infrastructure and mapped to ISO 27001 Annex A controls.

●	A Secure Software Development Lifecycle (SSDLC) program incorporating static analysis (SAST), software composition analysis (SCA), and secret scanning integrated into the CI/CD pipeline, with security findings reported to AWS Security Hub. Mandatory commit signing is enforced on critical repositories, and security engineer review is required for major code changes.

●	An Incident Response Plan (IRP) with defined procedures for incident classification, escalation, containment, remediation, and post-incident review. The IRP integrates with monitoring tooling including Datadog and AWS CloudWatch, with ongoing evaluation of centralized incident management platforms to strengthen tracking and accountability.

●	A Business Continuity and Disaster Recovery (BC/DR) Plan (POL-06) utilizing AWS-native resiliency capabilities including multi-AZ deployment, Terraform infrastructure-as-code, EKS container orchestration, and Application Load Balancer failover. The plan defines RTO/RPO objectives for critical business functions including streaming, payment processing, and content ingestion, and is subject to tabletop exercises at minimum annually.

●	An AWS IAM-based access control framework with role-based group policies, periodic access reviews using AWS Access Analyzer and IAM Dashboard, and multi-factor authentication enforced for privileged accounts. Administrative access is restricted to a defined group of senior technical personnel.

●	A vendor risk management program that assesses third-party service providers’ security posture at onboarding, includes contractual obligations requiring prompt reporting of security incidents, and maintains a vendor register with risk classifications. Data Processing Agreements are established with material data processors.

●	A cybersecurity training program covering incident response personnel and senior management, delivered through a combination of structured training and periodic security awareness communications.

●	Engagement of external assessors and auditors to independently evaluate control effectiveness, conduct penetration testing, and validate compliance with applicable frameworks and regulatory requirements

Our cybersecurity program incorporates controls designed to protect against threats including unauthorized access, data exfiltration, ransomware, distributed denial-of-service attacks, and stream manipulation fraud. We use a combination of automated detection, algorithmic monitoring, and manual review to identify and respond to such threats across our platforms. We continuously evaluate our security controls against the evolving threat landscape relevant to digital media platforms operating in the MENA region and globally.

We acknowledge that cybersecurity risk management is a continuous process. Our most recent independent audit identified areas for program enhancement. Management has established action plans addressing each identified area with assigned ownership and target timelines. These enhancements are in progress and do not reflect material gaps in our ability to detect and respond to cybersecurity incidents.

Cybersecurity Governance

VP DevOps and Security leads Anghami’s cybersecurity risk management program, supported by the Information Security Officer. The VP DevOps and Security holds deep expertise in software engineering, cloud platform architecture, and information security, and is responsible for day-to-day oversight of the cybersecurity program including risk identification, control implementation, and incident response readiness.

Information Security Steering Committee meets quarterly to review the status of the cybersecurity program, including risk register updates, remediation progress on open items, policy compliance assessments, and audit findings. The Committee includes the VP DevOps and Security, the Information Security Officer, and senior representatives from engineering, operations, and legal.

IT Department reports cybersecurity key performance indicators (KPIs) to the CEO on a monthly basis. These KPIs include the public attack surface score and the infrastructure vulnerability index, providing quantified visibility into the organization’s external exposure and internal control posture. Management also receives threat intelligence inputs from government partners, information-sharing forums, and third-party security vendors, which are used to adjust the program and prioritize remediation activities.

CEO reports to the Company’s Audit Committee on cybersecurity risks and program status at least quarterly. These reports include summaries of any material cybersecurity incidents, updates to the cybersecurity strategy, recent audit findings and remediation progress, and changes to the threat environment relevant to our business. The Audit Committee has ultimate board-level oversight responsibility for cybersecurity risk.

Cybersecurity Threats

For the years ended December 31, 2024 and 2025 and through the date of this annual report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition. However, we expect to continue to be a target and experience cyberattacks in the future.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements” of this Report.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.

ITEM 19. EXHIBITS

Exhibit no	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company. (incorporated by reference to Exhibit 1.1 to the Company’s Shell Company Report on Form 20-F filed with the SEC on February 9, 2022).
1.2	Memorandum Amendment, dated August 1, 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on August 4, 2025).
2.1	Description of Securities of the Registrant (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on May 13, 2022).
2.2	Specimen Ordinary Share Certificate of the Company (incorporated by reference to Exhibit 4.7 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 3, 2021).
2.3	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 4.8 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on December 3, 2021).
2.4	Warrant Agreement, dated August 6, 2020, by and between VMAC and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 2.3 to the Company’s Shell Company Report on Form 20-F filed with the SEC on February 9, 2022).
2.5	Assignment, Assumption and Amendment Agreement (Warrant Agreement), dated February 3, 2022, by and among VMAC, the Company and Continental Stock Transfer & Trust Company, as warrant agent
2.6	Warrant Adjustment Notice, effective August 1, 2025 (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed with the SEC on August 4, 2025) 2.7 Memorandum Amendment, dated August 1, 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on August 4, 2025).
4.3	Private Placement Warrants Purchase Agreement, August 6, 2020, by and between VMAC and Vistas Media Sponsor, LLC (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.4	Private Placement Units Purchase Agreement, dated August 6, 2020, by and between VMAC and Vistas Media Sponsor, LLC (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-260234) filed with the SEC on October 14, 2021).
4.5^	Anghami Inc. Long Term Incentive Plan. (incorporated by reference to Exhibit 4.15 to the Company’s Shell Company Report on Form 20-F filed with the SEC on February 9, 2022).
4.6^	Form of Indemnification Agreement. (incorporated by reference to Exhibit 4.16 to the Company’s Shell Company Report on Form 20-F filed with the SEC on February 9, 2022).
4.7	Transaction Agreement, dated November 21, 2023, by and between Anghami Inc. and OrionPlus2 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on November 24, 2023).
4.8	Warrant, dated April 1, 2024, by and between Anghami Inc. and OSN Streaming Limited (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed with the SEC on April 3, 2024).
4.9	Registration Rights Agreement, dated April 1, 2024, by and between OSN Streaming Limited and Anghami Inc. (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed with the SEC on April 3, 2024).

8.1*	List of subsidiaries of the Company
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the Company’s Form 20-F filed with the SEC on April 30, 2025).
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Grant Thornton Audit and Accounting Limited (Dubai Branch)
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Company’s Form 20-F filed with the SEC on April 29, 2024).
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

†	Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

^	Indicates management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Anghami Inc.

	By:	/s/ Elias Habib
Date: April 30, 2026	Name:	Elias Habib
	Title:	Chief Executive Officer

ANGHAMI INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025, 2024 and 2023

Report of the Independent Registered Public Accounting Firm

30 April 2026

To the Shareholders and Board of Directors

Anghami, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Anghami Inc. (the “Company”) and its subsidiaries (together the “Group”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the year ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the year ended December 31, 2025, in conformity with International Financial Reporting Standards (“IFRS”), as issued by International Accounting Standards Board.

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group incurred a net loss of USD 89,571,559 during the year ended December 31, 2025, and as of that date, the Group’s current liabilities exceeded its current assets by USD (43,284,553) and its total liabilities exceeded its total assets by USD 26,026,249. These conditions, along with other matters as set forth in Note 2, raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Dubai, United Arab Emirates

30 April, 2026

ANGHAMI INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

	Notes	2025	2024	2023
		USD	USD	USD

Revenue	4	99,304,526	78,093,405	41,380,440
Cost of revenue	6	(124,557,665)	(102,116,216)	(31,088,542)
Gross (loss) / profit		(25,253,139)	(24,022,811)	10,291,898

Selling and marketing expenses	7	(26,095,652)	(19,268,175)	(8,369,739)
General and administrative expenses	8	(20,750,213)	(18,833,432)	(17,080,251)
Consultancy and professional fees	12	(1,375,651)	(1,215,572)	(1,725,675)
Government grants claimed	13	1,101,295	1,800,478	2,325,960
Impairment of intangible asset	16	(15,000,000)	-	-
Impairment of goodwill	20	-	(600,000)	-
Operating loss		(87,373,360)	(62,139,512)	(14,557,807)

Finance costs	9	(5,045,550)	(175,003)	(268,517)
Finance income	10	1,139,672	538,877	18,959
Other income	11	245,670	311,611	3,242,597
Share of loss of a joint venture		-	(8,383)	(213,805)
Loss on liquidation of joint venture		-	(354,595)	-
Fair value change of warrants liabilities	24	173,859	1,624,868	(575,224)
Fair value change of embedded derivative liability	25	3,597,955	(609,320)	-
Foreign exchange gain / (loss), net		587,493	(1,009,006)	(2,656,846)
Loss before tax		(86,674,261)	(61,820,463)	(15,010,643)

Income tax expense	14	(2,897,298)	(1,772,085)	(654,991)
TOTAL LOSS AND COMPREHENSIVE LOSS FOR THE YEAR		(89,571,559)	(63,592,548)	(15,665,634)

Attributable to:
Equity holders of the Parent		(89,469,672)	(63,554,582)	(15,813,351)
Non-controlling interests		(101,887)	(37,966)	147,717
		(89,571,559)	(63,592,548)	(15,665,634)

Basic and diluted loss per share attributable to equity holders of the Parent	29	(13.16)	(11.03)	(5.98)

The attached notes 1 to 31 form part of these consolidated financial statements.

ANGHAMI INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	December 31, 2025	December 31, 2024
		USD	USD
ASSETS
Non-current assets
Property and equipment	15	961,201	1,360,224
Intangible assets	16	70,559,167	91,757,382
Right-of-use assets		95,755	207,811
Other assets		900	844
		71,617,023	93,326,261

Current assets
Trade and other receivables	17	12,303,184	9,504,156
Government grants receivable	13	-	588,863
Contract assets	4	7,686,653	5,667,727
Amount due from related parties	23	-	838,301
Cash and bank balances	18	22,260,376	14,150,721
		42,250,213	30,749,768

TOTAL ASSETS		113,867,236	124,076,029

EQUITY AND LIABILITIES
Equity
Share capital	19	9,065	6,686
Share premium	19	319,255,844	262,286,166
Share-based payment reserves		49,044	64,621
Accumulated losses		(291,972,940)	(202,503,268)
Equity attributable to owners of the Parent		27,341,013	59,854,205
Non-controlling interests		(1,314,764)	(1,212,877)
Total Equity		26,026,249	58,641,328

Non-current liabilities
Provision for employees’ end-of-service benefits	21	2,205,585	1,555,425
Lease liabilities		100,636	213,218
Convertible note liability	25	-	12,047,667
Embedded derivative liability	25	-	609,320
		2,306,221	14,425,630

Current liabilities
Trade and other payables	22	29,101,974	26,407,278
Deferred government grants	13	-	410,611
Contract liabilities	4	5,305,781	3,979,613
Amount due to related parties	23	50,596,800	19,085,131
Warrant liabilities	24	364,968	538,827
Income tax payable	14	139,700	551,987
Bank overdrafts	18	12,097	9,929
Lease liabilities		13,446	25,695
		85,534,766	51,009,071

Total liabilities		87,840,987	65,434,701
TOTAL EQUITY AND LIABILITIES		113,867,236	124,076,029

The attached notes 1 to 31 form part of these consolidated financial statements.

ANGHAMI INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Share-based payment reserves	Accumulated losses	Equity attributable to the owners of the Parent	Non-controlling interest	Total equity surplus
	USD	USD	USD	USD	USD	USD	USD

At January 1, 2023	2,601	116,505,240	1,512,490	(123,135,335)	(5,115,004)	(1,322,628)	(6,437,632)
Share-based payments	55	919,861	(1,096,917)	-	(177,001)	-	(177,001)
Share based payment to board of directors	14	194,986	-	-	195,000	-	195,000
Share based payment to service providers	95	2,849,905	-	-	2,850,000	-	2,850,000
Convertible note converted to shares	206	5,136,794	-	-	5,137,000	-	5,137,000
Total comprehensive loss	-	-	-	(15,813,351)	(15,813,351)	147,717	(15,665,634)
At December 31, 2023	2,971	125,606,786	415,573	(138,948,686)	(12,923,356)	(1,174,911)	(14,098,267)

Share-based payments	17	183,095	(350,952)	-	(167,840)	-	(167,840)
Issuance of shares upon acquisition of assets (note 19)	3,698	136,496,285	-	-	136,499,983	-	136,499,983
Total comprehensive loss	-	-	-	(63,554,582)	(63,554,582)	(37,966)	(63,592,548)
At December 31, 2024	6,686	262,286,166	64,621	(202,503,268)	59,854,205	(1,212,877)	58,641,328
Exercise of employees share options	3	15,574	(15,577)	-	-	-	-
Convertible note converted to shares (note 25)	2,376	56,954,104	-	-	56,956,480	-	56,956,480
Total comprehensive loss	-	-	-	(89,469,672)	(89,469,672)	(101,887)	(89,571,559)
At December 31, 2025	9,065	319,255,844	49,044	(291,972,940)	27,341,013	(1,314,764)	26,026,249

The attached notes 1 to 31 form part of these consolidated financial statements.

ANGHAMI INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	2025	2024	2023
		USD	USD	USD
OPERATING ACTIVITIES
Loss for the year		(89,571,559)	(63,592,548)	(15,665,634)

Adjustments for:
Depreciation of property and equipment	15	500,704	498,270	486,771
Depreciation of right-of-use assets		112,056	121,078	154,247
Amortization of intangible assets	16	6,887,185	5,675,716	2,576,922
Write-off of intangible assets	16	-	-	5,053,604
Finance costs	9	5,045,550	175,003	268,517
Finance income	10	(1,139,672)	(538,877)	(18,959)
Provision for employees’ end of service benefits	21	844,197	762,891	431,439
Revaluation of warrants liability	24	(173,859)	(1,624,868)	575,224
Reversal of provisions of shared-based payment reserves		-	(167,840)	(177,001)
Charges / (reversals) of allowance for estimated credit loss	17	549,564	453,643	(219,256)
Share of loss of a joint venture		-	8,383	213,805
Fair value of embedded derivatives		(3,597,955)	609,320	-
Impairment of intangible asset	16	15,000,000	-	-
Impairment of goodwill	20	-	600,000	-
Loss recognized upon liquidation of joint venture		-	354,595	-
Taxes	14	(106,890)	1,772,085	654,991
Government grants revenue	13	(1,101,295)	(1,800,478)	(2,325,960)
		(66,752,030)	(56,693,627)	(7,991,290)
Working capital changes:
Trade and other receivables		(3,348,592)	(3,668,031)	4,251,321
Other assets		(56)	-	-
Due from related parties		838,301	(491,340)	(107,699)
Contract assets		(2,018,926)	(4,261,712)	958,998
Trade and other payables		2,694,696	(296,206)	(317,879)
Contract liabilities		1,326,168	520,860	(1,077,617)
Due to shareholders and related parties		31,511,669	17,987,634	1,706,189
Cash flow used in operations		(35,748,714)	(46,902,422)	(2,577,977)
Income tax paid		(305,397)	(877,425)	(930,211)
End of service benefits paid	21	(194,037)	(38,743)	(301,115)
Net cash flows used in operating activities		(36,248,148)	(47,818,590)	(3,809,303)

INVESTING ACTIVITIES
Purchase of property and equipment	15	(101,681)	(45,756)	(98,534)
Additions of intangible assets	16	(688,970)	(1,248,325)	(1,212,144)
Cash proceeds from liquidation of joint venture		-	256,712	-
Payment related to fractional share settlement		(38)	-	-
Net cash flows used in investing activities		(790,689)	(1,037,369)	(1,310,678)

FINANCING ACTIVITIES
Payments of lease liabilities		(173,607)	(157,239)	(233,612)
Proceeds of loans and borrowings	25	43,000,000	12,000,000	5,000,000
Receipt of government grants	13	1,279,547	1,938,980	3,544,435
Proceeds from acquisition of assets	1	-	41,499,983	-
Proceeds from issuance of private warrants	24	-	1,025,749	-
Finance costs paid		(99,288)	(81,284)	(91,447)
Finance income received		1,139,672	538,877	18,959
Net cash flows generated from financing activities		45,146,324	56,765,066	8,238,335

INCREASE IN CASH AND CASH EQUIVALENTS		8,107,487	7,909,107	3,118,354
Cash and cash equivalents at January 1		14,140,792	6,231,685	3,113,331
CASH AND CASH EQUIVALENTS AT DECEMBER 31	18	22,248,279	14,140,792	6,231,685

Supplementary cash flow information on non-cash investing and financing activities	2025	2024	2023
Intangible assets recognized upon acquisition of assets	-	95,000,000	-
Addition of long term lease	-	186,597	-
Convertible note liability converted to equity during the year	56,956,480	-	5,137,000
Share based payment for service provider	-	-	2,850,000
Issuance of shares to Board of Directors	-	-	195,000

The attached notes 1 to 31 form part of these consolidated financial statements.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	CORPORATE INFORMATION

Anghami Inc. (the “Group”, the “Parent” or “Anghami”), was incorporated as a Cayman Islands exempted Group on March 1, 2021 with its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The mailing address of our principal executive office is 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

The principal activity of the Group is digital entertainment and online streaming including music, podcasts, music videos, live events, movies and series. The Group has a premium business model whereby premium (paying) users get unlimited access to online streaming content, ads free streaming experience, and unlimited downloads. The ad-supported users do not pay subscription fees and are provided with limited access to on-demand online streaming content without the ability to download content. The Group secures its content via licenses with labels, independent artists and studios to provide its service.

On April 1, 2024, OSN Streaming Limited (“OSN Streaming”), the region’s leading streaming platform “OSN+” for premium video content, and Anghami Inc. announced a deal. The deal materialized through transfer of OSN+ assets to Anghami for a total consideration of USD 136,500,000, comprising of the brand valued at USD 76,000,000, the subscribers relationship valued at USD 19,000,000, and a cash consideration for a total of USD 41,500,000. The transaction resulted in the issuance of 3,698,551 Ordinary Shares to OSN Streaming.

As of December 31, 2025, OSN Streaming increased its ownership in Anghami from 55.45% to 67.01% through multiple tranches of funding issued during the year. This increase did not result in a change in control, as OSN Streaming had already obtained control over the Group prior to the increase in ownership. The Ultimate Parent Company of Anghami is Kuwait Projects Company (Holding) K.S.C.P., a public company listed on the Kuwait Stock Exchange (Boursa Kuwait).

Reverse stock split

On August 1, 2025, the Group implemented a one-for-ten reverse stock split of its Ordinary Shares. The Group has retrospectively adjusted all share and per-share information presented in these consolidated financial statements to reflect the impact of the reverse stock split. Further, the par value of Ordinary Share was changed from USD 0.0001 to USD 0.001.

2	GOING CONCERN

For the year ended December 31, 2025, 2024 and 2023 the Group incurred a loss of USD 89,571,559, USD 63,592,548 and USD 15,665,634 respectively; and as at December 31, 2025 and 2024 the Group has accumulated losses of USD 291,972,940 and USD 202,503,268 respectively; and negative working capital (i.e. excess of current liabilities over current assets) of USD 43,284,553 and USD 20,259,303 respectively. These conditions indicate the existence of events or circumstances that may cast doubt on the Group’s ability to continue as a going concern.

Management has performed a detailed assessment of the Group’s ability to continue as a going concern for a period of at least twelve months from the date of approval of these consolidated financial statements. The assessment is based on cash flow forecasts prepared for the twelve-month period following the issuance date of these consolidated financial statements and incorporates assumptions derived from (i) historical operating results, (ii) the Group’s operating performance subsequent to the reporting date up to the date of the assessment, and (iii) forecasted revenue and cost projections.

The assessment indicates that the Group will continue to require external funding to meet its obligations as they fall due over the next twelve months. In this regard, the Group has received a written letter of financial support from its Immediate Parent Company, OSN Streaming Limited, confirming its intention to provide continued financial support to the Group as required. In addition, in April 2026, the Group entered into a loan agreement with its Ultimate Parent Company, providing committed funding of USD 20,000,000 to support the Group’s liquidity requirements.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	GOING CONCERN (continued)

Based on the continued financial support from the Group’s Parent, management believes that sufficient resources will be available to enable the Group to continue in operational existence for the foreseeable future. Accordingly, these consolidated financial statements have been prepared on a going concern basis. The consolidated financial statements do not include any adjustments that may be required should the Group be unable to continue as a going concern.

3	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

3.1	Basis of preparation

The consolidated financial statements of the Group comply with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and have been prepared on a historical cost basis, except for derivative liability, employees’ share based payment and warrants which have been measured at fair value, and lease liabilities, which have been measured at present value.

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires the application of certain critical accounting estimates and assumptions. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas involving a greater degree of judgment or complexity, or areas in which assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.5.

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

Details of subsidiaries as at December 31, 2025 and December 31, 2024 were as follows:

Subsidiaries	% of legal ownership 2025	% of legal ownership 2024	Country of Incorporation	Principal business activities

Anghami	100%	100%	Cayman	Music streaming
Anghami Technologies Ltd	100%	100%	UAE	Music streaming
Spotlight Recreational Services LLC	100%	100%	UAE	Live event
Anghami FZ LLC	100%	100%	UAE	Music streaming
Digimusic SAL Offshore	96%	94%	Lebanon	Music streaming
Anghami Saudi Co.	100%	100%	Saudi Arabia	Music streaming
Anghami for Digital Content	100%	100%	Egypt	Music streaming

The carrying amount of the Group’s investment in the subsidiary and the equity of the subsidiary is eliminated on consolidation.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (continued)

3.3	Initial application of a standard, amendment or an interpretation to existing standards

i)	New and amended standards and interpretations

Accounting pronouncements which have become effective from January 1, 2025 and have therefore been adopted are as follows:

-	Lack of Exchangeability (Amendments to IAS 21)

These amendments do not have a significant impact on these consolidated financial statements and therefore the disclosures have not been made.

Other Standards and amendments that are not yet effective and have not been adopted early by the Group include:

Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and 7)

●	Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)

●	Annual Improvements to IFRS Accounting Standards—Volume 11

●	IFRS 19 ’Subsidiaries without Public Accountability: Disclosures’

●	Amendments to IFRS 19 ’Subsidiaries without Public Accountability: Disclosures’

These Standards and amendments are not expected to have a significant impact on the consolidated financial statements in the period of initial application and therefore no disclosures have been made.

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 ‘Presentation of Financial Statements’. Although IFRS 18 includes many of the requirements of IAS 1, it introduces new requirements to better structure financial statements and to provide more detailed and useful information to investors, including:

●	two new subtotals defined in the statement of profit or loss, namely (1) operating profit and (2) profit or loss before financing and income taxes

●	the classification of all income and expenses within the statement of profit or loss in one of five categories

●	a new requirement to disclose performance measures defined by management, and

●	an improvement in the principles related to the aggregation and disaggregation of information in the financial statements and accompanying notes.

Some of the disclosure requirements previously contained in IAS 1 have been transferred to IAS 8 without any material changes. This applies in particular to disclosures on accounting policies and sources of estimation uncertainty. As a result of these changes, IAS 8 will be renamed ‘Basis of Preparation of Financial Statements’.

The publication of IFRS 18 also results in consequential amendments to other IFRS Accounting Standards, including IAS 7.

IFRS 18 is effective for annual periods beginning on or after 1 January 2027, with earlier application permitted. IFRS 18 will be applied retrospectively with specific transitional provisions.

The Group is currently working to identify all of the impacts that IFRS 18 will have on the consolidated financial statements and notes to the consolidated financial statements.

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

The withholding tax (WHT) incurred on distributions from foreign jurisdiction are comprised of distributions made from subsidiary entities (mainly Anghami Saudi Co. and ADC) to the Group. In addition, WHT include taxes paid by the Group for income generated from Telco partners. These Telco partners operate in countries where the Group does not have an operating entity and has service agreements with Telco companies. The tax on services performed by non-resident Group is deducted from the Group’s payments received from the Telco partners based on WHT rates for the respective countries which are established as part of the existing WHT regimes for each country. WHT has been presented with the income taxes in these consolidated financial statements.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (continued)

3.4	Summary of significant accounting policies (continued)

Share-based compensation

Employee share-based compensation

Employees of the Group receive remuneration in the form of share-based compensation transactions, whereby employees render services in consideration for equity instruments. The cost of equity-settled transactions with employees is determined by the fair value at the date of grant using an appropriate option pricing valuation model. The cost is recognized in the consolidated statement of comprehensive income, together with a corresponding credit to other reserves in equity, over the period in which the service conditions are fulfilled.

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

That cost is recognized in general and administrative expenses (Note 8), together with a corresponding increase in equity (share-based payments reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the consolidated statement of comprehensive income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

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

•	Office spaces	4 - 5 years

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

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (continued)

3.4	Summary of significant accounting policies (continued)

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment in value.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets at the following rates:

General installations	5 years
Office and computer equipment	5 years
Furniture and fixtures	3-5 years

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

Intangible assets with finite lives are typically amortized on a straight-line and double declining basis over their estimated useful lives based on the nature of the intangible asset, typically over 3 to 5 years. Intangibles are assessed for impairment whenever there is an impairment indication like change in technology, consumer behavior and adverse economic conditions. The amortization period and the amortization method for an intangible asset are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization of intangible assets is recognized in the consolidated statement of comprehensive income in the cost of revenue and general and administrative expenses categories depending on the function of the intangible assets.

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

Intangible assets (continued)

Intangible assets with indefinite useful lives are not amortised, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

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

i) Financial assets

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

i) Financial assets (continued)

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

The Group considers a financial asset in default when contractual payments are 180 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. These write-offs are recorded in the Group’s general and administrative expenses.

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

ii) Financial liabilities

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

ii) Financial liabilities (continued)

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

Fair value measurement

Management uses various valuation techniques to determine the fair value of financial instruments (where active market quotes are not available) and non-financial assets. This involves developing estimates and assumptions consistent with how market participants would price the instrument. Management bases its assumptions on observable data as far as possible but this is not always available. In that case, management uses the best information available. Estimated fair values may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date.

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

Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset or cash-generating unit (“CGU”) may be impaired. An impairment loss is recognised when the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount is the higher of its fair value less costs of disposal (“FVLCD”) and its value in use (“VIU”).

For intangible assets, including brand names with indefinite useful lives, the recoverable amount is typically determined using discounted cash flow (“DCF”) models. These models incorporate cash flow projections based on approved financial budgets covering a period of up to ten years, excluding restructuring activities not yet committed to and significant future investments that would enhance asset performance. The calculations are sensitive to key assumptions, including discount rates, growth rates and terminal value assumptions.

Impairment of intangible assets – OSN+ brand

As at 31 December 2025, for the purpose of testing the OSN+ brand for impairment, management engaged an independent third-party valuator to determine the recoverable amount using the FVLCD approach. The valuation was performed using the income approach, specifically the Relief-from-Royalty (“RFR”) method, in accordance with the requirements of IAS 36. This methodology estimates the value of the brand based on the present value of future royalty payments that the Group is deemed to avoid by owning the brand rather than licensing it from a third party.

The RFR method involves applying an appropriate royalty rate to projected revenues attributable to the brand and discounting the resulting after-tax royalty savings to present value.

Key assumptions used in the valuation include:

●	Revenue forecasts for the period 2026 to 2035, based on management’s long-range plan;

●	An average royalty rate of approximately 4%, derived from market-based royalty benchmarks;

●	Discount rates and terminal growth assumptions consistent with the risk profile of the CGU.

Based on the valuation performed, the recoverable amount of the OSN+ brand CGU was determined to be USD 61 million and an impairment of USD 15 million was recognized.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (continued)

3.5	Significant accounting judgements, estimates and assumptions (continued)

Estimates and assumptions (continued)

Sensitivity to changes in key assumptions

An increase/(decrease) in projected revenue by 5% or discount rate being 5% higher/(lower) than that assumed in the impairment test would result in the recoverable amount of the OSN+ brand being higher/(lower) than the carrying amount by USD 3 million and USD 5 million respectively

Estimated credit losses

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

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	REVENUE

	2025	2024	2023
	USD	USD	USD

Revenue from subscriptions	89,192,498	64,991,807	24,557,650
Revenue from advertisement (1)	8,351,098	11,221,050	9,900,071
Revenue from live events	1,760,930	1,880,548	6,922,719
	99,304,526	78,093,405	41,380,440

	2025	2024	2023
	USD	USD	USD

Goods and services transferred at a point in time (2)	1,760,930	1,880,548	6,922,719
Goods and services transferred over time (2)	97,543,596	76,212,857	34,457,721
	99,304,526	78,093,405	41,380,440

(1)	Revenue from advertisement for the year ended December 31, 2025, 2024 and 2023 include barter transactions amounting to USD 249,000, USD 2,546,572 and USD 111,996 respectively.

(2)	The Group identified an immaterial error in the previously issued consolidated financial statements. Revenue from advertisement was incorrectly classified as point in time as opposed to over time. The Group has revised the comparative revenue disaggregation disclosures for the years ended December 31, 2024 and December 31, 2023. The correction relates solely to disclosure and does not impact the reported revenue amount.

The table below presents the amounts as previously reported prior to reclassification as at December 31, 2024:

	As previously reported	Correction of error	As restated
	USD	USD	USD

Revenue

Goods and services transferred at a point in time	13,101,598	(11,221,050)	1,880,548
Goods and services transferred over time	64,991,807	11,221,050	76,212,857

The table below presents the amounts as previously reported prior to reclassification as at December 31, 2023:

	As previously reported	Correction of error	As restated
	USD	USD	USD

Revenue

Goods and services transferred at a point in time	16,822,790	(9,900,071)	6,922,719
Goods and services transferred over time	24,557,650	9,900,071	34,457,721

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	REVENUE (continued)

Contract assets

As of December 31, 2025, 2024 and 2023 the Group’s contract assets consist of accrued income from contracts with customers which amounts to USD 7,686,653, USD 5,667,727 and USD 1,406,015 respectively. Accrued income is mainly comprised of subscription fees due from customers not yet billed. Revenue is recognized over time as the services are performed.

Contract liabilities

The Group’s contract liabilities from contracts with customers consist only of deferred revenue. Deferred revenue is mainly comprised of subscription fees and vouchers sold and collected in advance for services not yet performed and therefore their revenues have not been recognized. Revenue is recognized over time as the services are performed. As of December 31, 2025, 2024 and 2023, the Group had deferred revenue of USD 5,305,781, USD 3,979,613 and USD 3,458,753 respectively. This balance will be recognized as revenue as the services are performed, which is generally expected to occur over a period up to a year.

Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2025, and 2024 is USD 3,979,613 and USD 3,458,753 respectively.

The Group has applied the practical expedient permitted under IFRS 15.121(a) given the Group’s contracts have an original expected duration of one year or less.

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

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	2025	2024	2023
	USD	USD	USD
Revenue from subscription segment
Revenue	89,192,498	64,991,807	24,557,650
Cost of revenue	(119,275,038)	(92,457,957)	(21,344,236)
Segment gross (loss) / profit	(30,082,540)	(27,466,150)	3,213,414

Revenue from advertisement segment
Revenue	8,351,098	11,221,050	9,900,071
Cost of revenue	(3,734,317)	(7,444,133)	(3,855,840)
Segment gross profit	4,616,781	3,776,917	6,044,231

Revenue from live events segment
Revenue	1,760,930	1,880,548	6,922,719
Cost of revenue	(1,548,310)	(2,214,126)	(5,888,466)
Segment gross profit / (loss)	212,620	(333,578)	1,034,253

Consolidated
Revenue from external customers	99,304,526	78,093,405	41,380,440
Cost of revenue	(124,557,665)	(102,116,216)	(31,088,542)
Gross (loss) / profit	(25,253,139)	(24,022,811)	10,291,898

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	SEGMENT INFORMATION (continued)

Reconciliation of gross (loss) / profit

Selling and marketing, operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall group basis. The reconciliation between reportable segment gross profit to the Group’s loss before tax is as follows:

	2025	2024	2023
	USD	USD	USD

Gross (loss) / profit	(25,253,139)	(24,022,811)	10,291,898
Selling and marketing expenses	(26,095,652)	(19,268,175)	(8,369,739)
General and administrative expenses	(20,750,213)	(18,833,432)	(17,080,251)
Consultancy and professional fees	(1,375,651)	(1,215,572)	(1,725,675)
Government grants	1,101,295	1,800,478	2,325,960
Impairment of goodwill	-	(600,000)	-
Finance costs	(5,045,550)	(175,003)	(268,517)
Finance income	1,139,672	538,877	18,959
Other income	245,670	311,611	3,242,597
Share of loss of a joint venture	-	(8,383)	(213,805)
Loss on liquidation of joint venture	-	(354,595)	-
Impairment of intangible asset	(15,000,000)	-	-
Fair value change of warrants liabilities	173,859	1,624,868	(575,224)
Fair value of embedded derivative liability	3,597,955	(609,320)	-
Foreign exchange loss, net	587,493	(1,009,006)	(2,656,846)
Loss before tax	(86,674,261)	(61,820,463)	(15,010,643)

Revenue by market

	2025	2024	2023
	USD	USD	USD
KSA	30,252,825	24,939,060	9,655,639
UAE	20,834,812	14,454,073	11,830,985
Egypt	15,619,215	12,004,685	9,327,477
Qatar	5,303,508	6,282,966	713,111
Kuwait	8,568,448	5,936,379	1,265,485
Lebanon	4,602,799	3,062,121	3,456,823
Jordan	1,514,526	1,500,964	1,227,705
Others*	12,608,393	9,913,157	3,903,215
	99,304,526	78,093,405	41,380,440

Subscription revenue is attributed to a country based on where the membership originates. Advertising revenue is attributed to a country based on where the advertising campaign is viewed. Live events revenue is attributed to a country based on where the events occurred.

*	There is no individual geographical market other than those disclosed above which would constitute more than 5% of the total revenue.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	COST OF REVENUE

	2025	2024	2023
	USD	USD	USD

Content acquisition and royalty costs	100,752,055	77,379,221	14,430,879
Payment processing and agency fees	10,329,770	8,296,788	5,449,000
Amortization of intangible assets (note 16)	6,872,476	5,541,431	1,599,786
Technology infrastructure costs	3,869,035	4,674,264	2,539,911
Live events cost	1,548,310	2,214,125	5,888,466
Branded content	937,019	1,463,815	589,838
Barter transaction cost	249,000	2,546,572	111,996
Online and other costs	-	-	478,666
	124,557,665	102,116,216	31,088,542

7	SELLING AND MARKETING EXPENSES

	2025	2024	2023
	USD	USD	USD

Marketing and branding expenses	23,672,015	16,934,781	5,983,651
Advertising expenses	2,423,637	2,333,394	2,386,088
	26,095,652	19,268,175	8,369,739

8	GENERAL AND ADMINISTRATIVE EXPENSES

	2025	2024	2023
	USD	USD	USD

Salaries and other related benefits	16,038,895	14,008,123	11,082,572
Insurance expense	952,089	1,040,793	1,047,939
Provision for employee’s end of service benefit (note 21)	844,197	762,891	431,439
Rent and related charges	587,668	808,969	670,557
License fees	583,681	419,203	84,386
Depreciation of property and equipment (note 15)	500,704	498,270	486,771
Provision for expected credit losses (note 17)	549,564	453,643	-
Travel expenses	206,100	216,998	248,740
Depreciation of rights-of-use assets	112,056	121,078	154,247
Utilities	109,504	116,519	92,766
Bad debts	18,897	17,327	18,151
Amortization of intangible assets (note 16)	14,709	134,285	32,793
Settlement fees*	-	-	2,000,000
Employees’ share-based compensation	-	-	359,365
Other expenses	232,149	235,333	370,525
	20,750,213	18,833,432	17,080,251

*	The amount relates to a settlement agreement incurred in 2023 with content owner, related to differing opinions of both parties in reference to distribution of content for certain customers. As of December 31, 2024 the entirety of the amount has been settled.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	FINANCE COSTS

	2025	2024	2023
	USD	USD	USD

Interest on convertible loans (note 25)	4,897,486	47,667	137,500
Bank interest and other charges	99,288	81,283	90,947
Interest on lease liabilities	48,776	46,053	40,070
	5,045,550	175,003	268,517

10	FINANCE INCOME

	2025	2024	2023
	USD	USD	USD

Interest earned on bank deposits	1,139,672	538,877	18,959
	1,139,672	538,877	18,959

11	OTHER INCOME

	2025	2024	2023
	USD	USD	USD

Write off of payables and other provisions	244,654	280,389	3,238,069
Other non-operating income	1,016	31,222	4,528
	245,670	311,611	3,242,597

12	CONSULTANCY AND PROFESSIONAL FEES

	2025	2024	2023
	USD	USD	USD

Audit fees	545,000	457,000	432,500
Legal fees	467,903	410,274	572,079
Consultancy fees	362,748	348,298	721,096
	1,375,651	1,215,572	1,725,675

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	GOVERNMENT GRANTS

	2025	2024
	USD	USD

At 1 January	178,252	316,754
Amount claimed during the year	1,101,295	1,800,478
Received during the year	(1,279,547)	(1,938,980)
At 31 December	-	178,252

	2025	2024
	USD	USD

Government grants receivable – current assets	-	588,863
Deferred government grants - current liabilities	-	(410,611)
	-	178,252

The Group entered into an agreement with Abu Dhabi Investment Office (ADIO) a government entity established in Abu Dhabi on December 23, 2020 in order for the former to move its regional and global headquarters to Abu Dhabi, including R&D center where a subsidiary has been incorporated and registered in the Abu Dhabi Global Market, and to create a skilled-employment opportunities and ensure a positive social and economic impact on the Emirate of Abu Dhabi. ADIO will make available the financial incentives to the Group as part of the agreement.

Government grants have been received for the payment of salaries and related expenses, rent expenses and purchases of certain items of property and equipment. There are no unfulfilled conditions or contingencies attached to these grants.

The agreement with the ADIO expired on June 30, 2025 and was not renewed. All incentives due under the program have been received and no further amounts are receivable by the Group.

14	INCOME TAX

The major components of income tax expense for the years ended December 31, 2025, 2024 and 2023 are:

	2025	2024	2023
	USD	USD	USD
Consolidated statement of comprehensive income
Current income tax:
Current income tax charge	444,798	551,987	156,991
Over provision of income tax in respect of prior period	(128,250)	-	-
Current income tax expense	316,548	551,987	156,991

Withholding taxes	2,580,750	1,220,098	498,000
Income tax expense reported in the consolidated statement of comprehensive income	2,897,298	1,772,085	654,991

The movement of income tax liability during the year is as follows:

Amount
USD

As at January 1, 2024	156,991
Income tax provision for the year	551,987
Income tax paid during the year	(156,991)
At December 31, 2024	551,987

Income tax provision for the year	444,798
Adjustments for withholding tax credit	(423,438)
Adjustments for prior period	(128,250)
Income tax paid during the year	(305,397)
As at December 31, 2025	139,700

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	INCOME TAX (continued)

The Group’s exposure to taxes stems from:

(1)	Anghami Saudi Co.: established in the Kingdom of Saudi Arabia and is subject to 5% withholding tax and 20% corporate income tax;

(2)	Anghami for Digital Content (ADC): established in Egypt and is subject to 20% withholding tax and 22.5% corporate income; and

(3)	Digi Music SAL (Offshore): established in Lebanon and is subject to 7.5% withholding tax.

(4)	Anghami FZ LLC: established in the United Arab Emirates and is subject to 9% corporate income tax.

(5)	Anghami Technologies Ltd: established in the United Arab Emirates and is subject to 9% corporate income tax.

(6)	Spotlight Recreational Services LLC: established in the United Arab Emirates and is subject to 9% corporate income tax.

The majority of withholding tax (WHT) incurred on distributions from foreign jurisdiction are comprised of distributions made from subsidiary entities (mainly Anghami Saudi Co. and ADC) to the Group. In addition, WHT include taxes paid by the Group for income generated from Telco partners. These Telco partners operate in countries where the Group does not have an operating entity and has service agreements with Telco companies. The tax on services performed by non-resident Group is deducted from the Group’s payments received from the Telco partners based on WHT rates for the respective countries which are established as part of the existing WHT regimes for each country.

The reconciliation between the income tax expense and the accounting loss multiplied by the weighted average statutory tax rate is as follows:

	2025	2024
	USD	USD

Loss before tax	(86,674,261)	(61,820,463)
Tax at the weighted average statutory tax rate of 6.60% (2024: 7.74%)	(5,718,222)	(4,782,940)
Taxes paid outside the respective jurisdiction (including WHT)	2,580,086	1,170,946

Adjustment for effect of:
Losses for which no deferred tax asset is recognised	5,277,312	4,782,940
Profits in taxable subsidiaries	(128,250)	-
Other permanent differences	886,372	601,139
Income tax expense	2,897,298	1,772,085

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15	PROPERTY AND EQUIPMENT

The movement of property and equipment during the year is as follows:

	General installations	Office and computer equipment	Furniture and fixtures	Total
	USD	USD	USD	USD
2024
Cost
At January 1, 2024	2,118,816	547,584	536,995	3,203,395
Additions	-	45,756	-	45,756
At December 31, 2024	2,118,816	593,340	536,995	3,249,151

Depreciation
At January 1, 2024	939,195	289,399	162,063	1,390,657
Charge for the year (note 8)	306,215	91,782	100,273	498,270
At December 31, 2024	1,245,410	381,181	262,336	1,888,927

Net carrying amount
At December 31, 2024	873,406	212,159	274,659	1,360,224

2025
Cost
At January 1, 2025	2,118,816	593,340	536,995	3,249,151
Additions	-	89,992	11,689	101,681
At December 31, 2025	2,118,816	683,332	548,684	3,350,832

Depreciation
At January 1, 2025	1,245,410	381,181	262,336	1,888,927
Charge for the year (note 8)	307,062	93,760	99,882	500,704
At December 31, 2025	1,552,472	474,941	362,218	2,389,631

Net carrying amount
At December 31, 2025	566,344	208,391	186,466	961,201

15

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16	INTANGIBLE ASSETS

The movement in intangible assets during the year is as follows:

	Brand	Subscribers Relationship	Application development	Originals and Sessions	Other intangibles	Work in progress	Total
	USD	USD	USD	USD	USD	USD	USD
2024
Cost:
At January 1, 2024	-	-	3,852,177	530,502	1,295,033	125,023	5,802,735
Additions	-	-	-	-	-	1,129,315	1,129,315
Additions – Asset Acquisition (note 1)	76,000,000	19,000,000	-	-	-	-	95,000,000
Additions – internally developed	-	-	119,010	-	-	-	119,010
Transfers	-	-	-	3,171	-	(3,171)	-
At December 31, 2024	76,000,000	19,000,000	3,971,187	533,673	1,295,033	1,251,167	102,051,060

Amortization:
At January 1, 2024	-	-	3,394,473	489,345	734,144	-	4,617,962
Charge for the period	-	4,771,690	353,241	16,500	534,285	-	5,675,716
At December 31, 2024	-	4,771,690	3,747,714	505,845	1,268,429	-	10,293,678

Net carrying amount:
At December 31, 2024	76,000,000	14,228,310	223,473	27,828	26,604	1,251,167	91,757,382

2025
Cost:
At January 1, 2025	76,000,000	19,000,000	3,971,187	533,673	1,295,033	1,251,167	102,051,060
Additions – internally developed	-	-	47,906	-	-	641,064	688,970
Transfers	-	-	-	-	1,737,355	(1,737,355)	-
Impairment	(15,000,000)	-	-	-	-	-	(15,000,000)
At December 31, 2025	61,000,000	19,000,000	4,019,093	533,673	3,032,388	154,876	87,740,030

Amortization:
At January 1, 2025	-	4,771,690	3,747,714	505,845	1,268,429	-	10,293,678
Charge for the period	-	6,333,333	62,312	5,720	485,820	-	6,887,185
At December 31, 2025	-	11,105,023	3,810,026	511,565	1,754,249	-	17,180,863

Net carrying amount:
At December 31, 2025	61,000,000	7,894,977	209,067	22,108	1,278,137	154,876	70,559,168

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16	INTANGIBLE ASSETS (continued)

During 2024, Anghami acquired the identifiable net assets of OSN+ activities at the respective fair values from OSN Streaming. The identification and the fair value of the assets has been set at USD 95,000,000 segregated between brand and subscribers relationship.

The Group engaged an independent third-party valuation specialist to perform an impairment test of the OSN+ brand as at 31 December 2025 in accordance with IAS 36.

The recoverable amount of the brand was determined based on its fair value less costs of disposal, using an income-based approach, specifically the relief-from-royalty method, which estimates the present value of future royalty savings attributable to ownership of the brand.

During the year, based on the results of the valuation, the recoverable amount of the brand was determined to be USD 61,000,000, compared to a carrying amount of USD 76,000,000, resulting in the recognition of an impairment loss of USD 15 million during the year.

Based on management’s assessment, there are no impairment indicators for the other intangible assets.

Work in progress represents costs incurred in relation to internally produced originals and sessions as well as exclusive video content which are not yet released as well as software being developed by a third party.

Amortization charged is allocated as follows:

	2025	2024
	USD	USD

Cost of revenue - Amortization of intangible assets (note 6)	6,872,476	5,541,431
General and administrative expenses (note 8)	14,709	134,285
	6,887,185	5,675,716

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17	TRADE AND OTHER RECEIVABLES

	2025	2024
	USD	USD

Trade receivables	10,978,285	8,082,277
Other receivables	1,259,224	1,326,228
Advances paid for content and service providers	1,298,283	1,016,045
Prepayments	365,788	242,669
Other financial assets (1)	137,010	22,779
Allowance for expected credit losses	(1,735,406)	(1,185,842)
	12,303,184	9,504,156

(1)	The Group reclassified its bank balances in Lebanese Pounds equivalent of USD 57,010 (2024: USD 22,779) to other financial assets due to significant devaluation of Lebanese Pounds against US Dollar caused by the ongoing political and economic situation in Lebanon.

Trade receivables are non-interest bearing and are generally on terms of 30 to 120 days.

An analysis of expected credit losses (ECL) is performed at each reporting date under the simplified approach using a provision matrix to lifetime measure expected credit losses. The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

The movement of allowance for expected credit losses during the year is as follows:

Amount
USD

As at January 1, 2024	732,199
Provision for expected credit losses expense (note 8)	453,643
At December 31, 2024	1,185,842

Provision for expected credit losses expense (note 8)	549,564
As at December 31, 2025	1,735,406

At December 31, 2025 and 2024, the ageing analysis of trade receivables is as follows:

	Total	Neither past due nor impaired	Past due but not impaired
			30-60 days	60-90 days	90-120 days	>120 days
	USD	USD	USD	USD	USD	USD

2025
Total gross receivables	10,978,285	8,827,767	573,026	236,285	9,846	1,331,373
Loss rate		7.05%	14.39%	25.27%	45.33%	85.79%

2024
Total gross receivables	8,082,277	6,184,275	236,168	816,950	552,392	292,492
Loss rate		6.13%	13.65%	27.32%	44.92%	81.54%

Trade receivables are written off when there no reasonable expectation of recovery. USD 18,897 (2024: USD 17,327) were written off during the year.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18	CASH AND BANK BALANCES

Cash and cash equivalents reflected in the consolidated statement of cash flows comprise the following statement of financial position amounts:

	2025	2024	2023
	USD	USD	USD

Bank balances	22,257,863	13,865,219	6,202,248
Cash on hand	2,513	285,502	36,832
	22,260,376	14,150,721	6,239,080
Less: bank overdrafts	(12,097)	(9,929)	(7,395)
Cash and cash equivalents	22,248,279	14,140,792	6,231,685

Bank overdrafts carry an interest rate between 7% - 10%.

19	ISSUED CAPITAL AND RESERVES

	As of December 31, 2025
	Number of authorized shares	Number of shares issued and subscribed

Ordinary shares	215,000,000	9,064,808
Preference shares	500,000	-
	215,500,000	9,064,808

	As of December 31, 2024
	Number of authorized shares	Number of shares issued and subscribed

Ordinary shares	215,000,000	6,686,470
Preference shares	500,000	-
	215,500,000	6,686,470

The Company’s authorized share capital consists of ordinary shares and preference shares.

The Company has one class of ordinary shares. Each ordinary share entitles the holder to one vote per share and to participate in dividends as and when declared by the Board of Directors. In the event of liquidation, holders are entitled to a pro rata share of the Company’s net assets after settlement of liabilities and any preferential rights of preference shares, if any.

The Company is authorized to issue preference shares in one or more series, with such rights and preferences as may be determined by the Board of Directors, including dividend, liquidation, conversion and voting rights. No preference shares were issued or outstanding as of December 31, 2025 and 2024.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19	ISSUED CAPITAL AND RESERVES (continued)

The movement of ordinary shares and share premium during the year is as follows, with all share numbers adjusted to reflect the reverse stock split discussed below:

	Number of Shares	Share Capital	Share premium
		USD	USD

Opening balance as of January 1, 2024	2,970,964	2,971	125,606,786
Issuance of shares upon acquisition of assets	3,698,551	3,698	136,496,285
Employees’ long term incentive plan shares issued	16,955	17	183,095
Ending ordinary shares as of December 31, 2024	6,686,470	6,686	262,286,166

Issuance of shares upon conversion of convertible note liability	2,376,171	2,376	56,954,104
Employees’ long term incentive plan shares issued	2,167	3	15,574
Ending ordinary shares as of December 31, 2025	9,064,808	9,065	319,255,844

The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees (including key management personnel, as part of their remuneration) and service provider.

On April 1, 2024, the Group has entered into an asset acquisition transaction with OSN Streaming resulting in the issuance of 3,698,551 common shares to OSN Streaming as part of the transaction.

On December 16, 2024, the Group entered into a convertible note transaction with OSN Streaming for a total principal amount of USD 55,000,000, structured in three tranches: USD 12,000,000 issued on December 16, 2024, USD 20,000,000 drawn on February 7, 2025, and USD 23,000,000 drawn on July 25, 2025. The principal amount of the note together with accrued interest, if any, were converted into 2,376,171 common shares as at December 16, 2025. Following this conversion, OSN Streaming’s ownership in the Group increased to 67.01%.

Effective August 1, 2025, the Group implemented a one-for-ten reverse stock split of its Ordinary Shares. The Group has retrospectively adjusted all share and per-share information presented in these consolidated financial statements to reflect the impact of the reverse stock split. Further, the par value of Ordinary Share was changed from USD 0.0001 to USD 0.001.

20	BUSINESS COMBINATION AND GOODWILL

On June 3, 2022, the Group acquired 100% of the shares of Spotlight Recreational Services LLC (“Spotlight”), a Company incorporated under the laws of the United Arab Emirates, pursuant to the signed sale and purchase agreement. Spotlight is engaged in operating live events. This acquisition has been accounted for in accordance with IFRS 3 Business Combinations.

●	USD 350,000 paid in cash at closing of acquisition which has been fully paid is at December 31, 2023

●	USD 250,000, to be paid in shares

At December 31, 2025, the share payment mentioned above was still due for issuance.

In 2024, management performed an impairment assessment on the goodwill associated with the business. Following this assessment, management impaired the entire goodwill balance of USD 600,000.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	PROVISION FOR EMPLOYEES’ END OF SERVICE BENEFITS

	2025	2024
	USD	USD

Provision as at January 1	1,555,425	831,277
Provided during the year (note 8)	844,197	762,891
Paid during the year	(194,037)	(38,743)
	2,205,585	1,555,425

The provision for end of service benefits is determined in accordance with applicable local labor laws in the jurisdictions in which the Group operates and is accounted for in line with IAS 19 “Employee Benefits”.

22	TRADE AND OTHER PAYABLES

	2025	2024
	USD	USD

Trade payables (content and service providers)	12,448,407	11,950,981
Accrued content acquisition and royalty costs	6,558,590	8,013,832
Other payables	1,253,641	1,473,667
Other accrued expenses	6,033,056	3,447,849
Taxes payable	2,465,949	1,164,127
Social security and taxes payable	92,331	106,822
Deferred purchase price	250,000	250,000
	29,101,974	26,407,278

23	AMOUNT DUE FROM / TO RELATED PARTIES AND SHAREHOLDERS

Related parties represent associated companies, shareholders, directors and key management personnel of the Group, and entities controlled, jointly controlled or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the Group’s management.

Gulf DTH FZ LLC and Anghami are related parties under common control of Panther Media Group Limited, which indirectly owns both Gulf DTH LDC and Anghami Holding Company Limited. Accordingly, transactions between the two are considered related party transactions which are conducted on an arm’s length basis.

23.1	Related party balances

Due from related parties:

	2025	2024
	USD	USD
(a) Affiliated companies:
Emirates Integrated Telecommunications Company PJSC	-	86,771
Etihad Etisalat Company PJSC	-	224,728
	-	311,499

(b) Due from related parties
Gulf DTH FZ LLC	-	526,802
	-	838,301

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	AMOUNT DUE FROM / TO RELATED PARTIES AND SHAREHOLDERS (continued)

23.1	Related party balances (continued)

Due to shareholders and related parties:

	2025	2024
	USD	USD
(a) Due to shareholders
Edgard Maroun	147,462	371,423
Elias Habib	195,871	295,542
	343,333	666,965
(b) Due to related parties
Gulf DTH FZ LLC	50,253,467	18,418,166
	50,596,800	19,085,131

The amounts due to shareholders are unsecured, interest-free and have no fixed repayment terms.

The amounts due to related parties, including Gulf DTH FZ LLC, are unsecured, interest-free and are repayable within 30 days from the reporting date in accordance with agreed terms.

(c) Convertible notes: Convertible notes from OSN Streaming Ltd. is disclosed in note 25 to the consolidated financial statements.

23.2	Related party transactions

Significant transactions with related parties included in the consolidated statement of comprehensive loss are as follows:

	2025	2024
	USD	USD

Interest on convertible notes (note 25)	(4,897,486)	(47,667)
Content recharge from Gulf DTH FZ LLC (cost of revenue)	(85,087,417)	(62,899,210)
Marketing recharge from Gulf DTH FZ LLC (selling and marketing expenses)	(531,302)	(371,296)
Shared resources recharge from Gulf DTH FZ LLC (general and administrative expenses)	(2,445,009)	(1,789,558)
Revenue from Gulf DTH FZ LLC (revenue)	4,928,557	9,252,067
Shared resources Recharge to Gulf DTH FZ LLC (general and administrative expenses)	298,133	244,598
Revenues from Emirates Integrated Telecommunications Company PJSC and Etihad Etisalat Company PJSC	-	1,804,473
Fees paid to Emirates Integrated Telecommunications Company PJSC and Etihad Etisalat Company PJSC (cost of revenue)	-	(308,343)

23.3	Compensation of key management personnel of the Group

	2025	2024
	USD	USD

Short term employee benefits	1,464,497	1,352,815
Post-employment pension and medical benefits	69,786	23,071
Total compensation of key management personnel of the Group	1,534,283	1,375,886

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	WARRANTS LIABILITIES

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

The outstanding warrants as of December 31, 2025 are as follows:

	Public	Private placement	Service
Opening balance as of January 1, 2025	10,000,000	14,146,246	152,800
Exercised during the year	-	-	-
Ending balance as of December 31, 2025	10,000,000	14,146,246	152,800

The outstanding warrants as of December 31, 2024 are as follows:

	Public	Private placement	Service
Opening balance as of January 1, 2024	10,000,000	720,000	152,800
Movement during asset acquisition	-	13,426,246	-
Exercised during the year	-	-	-
Ending balance as of December 31, 2024	10,000,000	14,146,246	152,800

Public Warrants

Each warrant entitles the registered holder to purchase one ordinary share at a price of USD 11.50 per share (or such lower price as the Group may determine pursuant to the terms of the warrant agreement), subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the VMAC’s public offering and 30 days after the completion of the Business Combination, provided in each case that the Group have an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Group permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder.

The warrants will expire five years after the completion of the Business Combination, which will be February 3, 2027 (or such later date as the Group may determine pursuant to the terms of the warrant agreement), or earlier upon redemption or liquidation.

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

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	WARRANTS LIABILITIES (continued)

Service Warrants

The service warrants are identical in terms to the public warrants and form part of the same class as, the public warrants.

The carrying value of the warrants is as follows:

	2025	2024
	USD	USD
At January 1	538,827	1,137,946
Recognized pursuant to the asset acquisition transaction	-	1,025,749
Change in fair value during the year	(173,859)	(1,624,868)
At December 31	364,968	538,827

The warrants are fair valued using Black-Scholes model. The following assumptions are used in calculating the fair values of the warrants:

	2025	2024

Volatility	84%	108%
Risk-free rate	4.049%	3.794%

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	CONVERTIBLE NOTE LIABILITY

Convertible note 1

On August 21, 2023, the Group issued a senior unsecured convertible note to Saudi Research & Media Group (“SRMG”) in the principal amount of USD 5,000,000, bearing interest at 11.0% per annum and convertible into the Group’s ordinary shares, subject to certain conditions.

On November 29, 2023, the note was fully converted into 2,055,000 ordinary shares of the Company. Accordingly, no balance remains outstanding as of December 31, 2025 and 2024.

Convertible note 2

On December 16, 2024, the Group entered into a senior unsecured convertible note facility with OSN Streaming for a total principal amount of USD 55,000,000, which is convertible into the Group’s ordinary shares, par value USD 0.001 per share, subject to certain conditions and limitations set forth in the Convertible Note. The Convertible Note contains customary events of default, bears interest at a fixed rate of 11.0% payment in kind “PIK interest” per annum, and is due and payable in full two years following the date on which each tranche is deemed issued, unless earlier repurchased, converted or redeemed in accordance with its terms.

The Group initially drew USD 12,000,000 on December 16, 2024, followed by additional drawdowns of USD 20,000,000 on February 7, 2025 and USD 23,000,000 on July 25, 2025, thereby utilizing the entirety of the facility.

On December 15, 2025, OSN Streaming converted its senior unsecured convertible notes into Ordinary Shares of Anghami Inc. This action followed a Notice of Intention provided on October 14, 2025. The total amount converted was the original principal plus capitalized and accrued PIK Interest. The conversion was executed by issuance of 2,376,171 Ordinary Shares to the Holder with any fractional share paid in cash.

The table below presents the changes in the convertible notes:

	2025	2024
	USD	USD

At January 1	12,047,667	-
Additions – convertible notes	43,000,000	12,000,000
Embedded derivative	(3,234,329)	-
Interest expense (note 9)	4,897,486	47,667
Conversion of convertible notes during the year	(56,710,786)	-
Repayment of convertible notes during the year	(38)	-
At December 31	-	12,047,667

Management has assessed the terms of the convertible note in accordance with IAS 32 – Financial Instruments: Presentation, and has determined that the conversion feature embedded within the note meets the definition of a derivative financial instrument. The embedded derivative is not considered to be closely related to the host debt instrument and, as such, has been bifurcated and recognized separately in the balance sheet at fair value.

The embedded derivative is treated as a debt discount and is amortized over the contractual term of the convertible notes using the effective interest method, with amortization recorded as interest expense. The total debt discount amortized during the year ended December 31, 2025 was USD 666,107 (2024: nil).

The fair value of the embedded derivative liabilities is estimated using an Option Pricing model, which incorporates assumptions regarding the Group’s share price, expected volatility, risk free interest rate, expected term of the convertible notes, and the probability and timing of conversion. The embedded derivative liabilities are classified as Level 3 within the fair value hierarchy due to the use of significant unobservable inputs.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	CONVERTIBLE NOTE LIABILITY

The following table presents a reconciliation of the embedded derivative liabilities:

	2025	2024
	USD	USD

At January 1	609,320	-
Initial recognition upon issuance	3,234,329	609,320
Change in fair value recognized in consolidated statement of comprehensive loss	(3,597,955)	-
Reclassification to equity on conversion of convertible notes	(245,694)	-
At December 31	-	609,320

26	CONTINGENCIES AND COMMITMENTS

26.1	Contingencies

The Group may from time to time be involved in legal actions, claims, and proceedings, including matters related to intellectual property rights, consumer regulations, employment, and contractual disputes with suppliers and other parties. The music and other content available on the Group’s platform are licensed from third parties, many of whom have the right to audit royalty payments. Such audits may lead to disputes and could result in additional royalty payments, which may be material.

Legal expenses are recognized as incurred. Provisions are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. While the outcome of legal matters cannot be predicted with certainty, any material adverse outcome could affect the Group’s financial position, results of operations, or liquidity.

Based on management’s assessment, there are currently no material cases or claims that require recognition of a provision or disclosure as contingent liabilities.

26.2	Commitments

The Group is subject to the following minimum guarantee amounts relating to the content on its service and publishing rights, the majority of which relate to initial investments and minimum royalty payments associated with its license agreements for the use of licensed content and publishing royalties, as at December 31:

	2025	2024
	USD	USD

Less than one year	2,589,170	279,590
Later than one year but not more than 5 years	2,166,667	5,333,290

In addition to the minimum guarantees listed above, the Group is subject to various service agreements including a service agreement with Amazon for the use of Amazon servers and cloud as at December 31.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICIES

The Group’s principal financial liabilities comprise of convertible note liability, lease liabilities, due to related parties, bank overdrafts and trade and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group’s principal financial assets include trade and other receivables, contract assets, due from related parties and cash and cash equivalents that derive directly from its operations.

The main risks arising from the Group’s financial instruments are market risk, liquidity risk and credit risk. The Board of Directors reviews and agrees policies for managing each of these risks which are summarised below:

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. The sensitivity analyses in the following sections relate to the position as at December 31, 2025 and 2024.

Interest rate risk

The Group is not exposed to any significant interest rate risk, all convertible notes have fixed interest rates.

Credit risk

The Group seeks to limit its credit risk with respect of customers by setting credit limits and monitoring outstanding receivables and maintaining positive cash flows.

With respect to credit risk arising from other financial assets of the Group, which comprise of bank balances, contract assets and trade receivables, the Group’s exposure to credit risk arises from default of the counterparty, with the maximum exposure equal to the carrying amount of these instruments. The Group seeks to limit its credit risk to banks by only dealing with reputable banks and financial institutions.

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

The Group is exposed to foreign currency fluctuations on its transactions in foreign currencies, mainly in Egyptian Pounds. As the UAE Dirham and Saudi Riyal are pegged to the US Dollar, balances in these currencies are not considered to represent significant currency risk. The Group’s principle foreign currency risk arises from the Egyptian Pounds denominated transactions.

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

Sensitivity analysis

A 5% strengthening / (weakening) of the following currency against USD currency at 31 December would have increased / (decreased) financial instruments by USD equivalent amounts shown below:

	Increase / decrease in USD rate to the	Effect on loss before tax
	Egyptian Pound	USD
2025	+ / - 5%	574,792
2024	+ / - 5%	351,844

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICIES (continued)

Liquidity risk

The Group limits its liquidity risk primarily from the funds generated from operations to settle supplier dues and provide the Group with sufficient funds to enable it to meet its financial obligations as they fall due.

The table below summarises the maturities of the Group’s undiscounted financial liabilities, based on contractual payment dates.

	Contractual cashflows	On demand	Less than 3 months	3 months to 1 year	1 to 5 years	Total
	USD	USD	USD	USD	USD	USD
December 31, 2025
Bank overdrafts	12,097	12,097	-	-	-	12,097
Lease liabilities	173,607	-	-	13,446	100,636	114,082
Trade and other payables	26,543,694	-	12,448,407	14,095,287	-	26,543,694
Amount due to related parties	50,596,800	50,596,800	-	-	-	50,596,800
Total	77,326,198	50,608,897	12,448,407	14,108,733	100,636	77,266,673

December 31, 2024
Bank overdrafts	9,929	9,929	-	-	-	9,929
Lease liabilities	330,847	-	-	25,695	213,218	238,913
Trade and other payables	25,136,329	-	11,950,981	13,185,348	-	25,136,329
Convertible note liability	12,047,667	-	-	-	12,047,667	12,047,667
Amount due to related parties	19,085,131	19,085,131	-	-	-	19,085,131
Total	56,436,296	19,095,060	11,950,981	13,211,043	12,260,885	56,517,969

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	EARNINGS / (LOSS) PER SHARE (EPS)

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

The following table reflects the loss and share data used in the basic and diluted loss per share calculations:

	2025	2024	2023
	USD	USD	USD
		(recast)	(recast)
Basic and diluted loss per share
Net loss attributable to the equity holders of the Parent	(89,469,672)	(63,554,582)	(15,813,351)
Shares used in computation:
Weighted-average shares outstanding	6,799,042	5,761,233	2,643,139

Basic net loss per share attributable to equity holders of the Parent	(13.16)	(11.03)	(5.98)

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these consolidated financial statements.

Since the Group was in a loss position for the years ended December 31, 2025, 2024 and 2023, basic net loss per share was the same as diluted net loss per share for the years presented. The potentially dilutive vested employee stock options and Convertible note (note 25) ( were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive for the years presented.

Effective August 1, 2025, the Group implemented a one-for-ten reverse stock split of its Ordinary Shares. Unless the context expressly dictates otherwise, all references to share and per share amounts referred to in these consolidated financial statements give effect to the reverse stock split. Further, the par value of each share was changed from USD 0.0001 to USD 0.001.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	EARNINGS / (LOSS) PER SHARE (EPS) (continued)

In accordance with IAS 33 Earnings per Share, the number of shares and related per-share amounts (including loss per share) presented in these consolidated financial statements have been retrospectively adjusted for all periods presented to reflect the reverse share split.

Impact on Loss Per Share

Year ended	(Restated reported)	(Previously reported)
Year ended December 31, 2024:
Net loss attributable to the equity holders of the Parent	(63,554,582)	(63,554,582)
Shares used in computation:	5,761,233	57,612,330
Basic net loss per share attributable to equity holders of the Parent	(11.03)	(1.10)

Year ended December 31, 2023:
Net loss attributable to the equity holders of the Parent	(15,813,351)	(15,813,351)
Shares used in computation:	2,643,139	26,431,390
Basic net loss per share attributable to equity holders of the Parent	(5.98)	(0.60)

29	FAIR VALUES OF FINANCIAL INSTRUMENTS

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

The warrants and derivative liability were valued using Black Scholes Model and the Shared-Based Payments were valued using Montecarlo Simulation, which are both considered to be a Level 3 fair value measurement. The primary unobservable inputs utilized in determining the fair value of the warrants, derivative liability and Shared-Based Payments are the expected volatility of our ordinary shares and risk-free rate.

ANGHAMI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30	SUBSEQUENT EVENTS

Subsequent to the reporting date, geopolitical tensions in the Middle East have continued to evolve, including ongoing regional conflicts and heightened political uncertainty. These developments have increased volatility in global and regional financial markets and may, over time, affect economic conditions in the region. As at the date of approval of these consolidated financial statements, the Group continues to monitor developments in the region and will assess the potential impact, if any.

On April, 29 2026, the Group received a USD 20,000,000 loan from UBC Ventures W.L.L, which is owned by the Group’s ultimate shareholder. The loan is unsecured bearing interest at SOFR plus a margin of 8% per annum. The loan is due and payable on April 28, 2028. The repayment date can be extended at the sole discretion of the lender.